05013696

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

REGISTRANT'S NAME RHM plc

*CURRENT ADDRESS Chapel House
Liston Road
Marlow
Buckinghamshire SL7 1TJ

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34951 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MMC

DAT : 11/19/06 31/10/06

FILE COPY

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

AND RE-REGISTRATION OF A PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 3946774

The Registrar of Companies for England and Wales hereby certifies that

RHM GROUP ONE LIMITED

formerly registered as a private company having changed its name and having this day been re-registered under the Companies Act 1985 as a public limited company is now incorporated under the name of

RHM PLC

and that the company is limited.

Given at Companies House, London, the 1st July 2025

For The Registrar Of Companies

COMPANIES HOUSE

1.2

COMPANIES ACT 1985
(as amended)

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

RHM PLC

(Company No. 3946774)

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London E14 5DS

Table of Contents

COMPANY No. 3946774

COMPANIES ACT 1985
(as amended)

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

RHM plc

(Adopted, conditional upon admission of the Company's share capital to the market for listed securities of the London Stock Exchange plc, at an Extraordinary General Meeting of the Company held on 30 June 2005)

PRELIMINARY

1. No regulations set out in any schedule to any statute or contained in any instrument made under any statute concerning companies shall apply as regulations or articles of the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

"Act"	means the Companies Act 1985 as amended by the Companies Act 1989 including any modification or re-enactment thereof for the time being in force;
"address"	in relation to electronic communications, includes any number or address used for the purposes of such communications;
"these Articles"	means these articles of association as altered from time to time by special resolution;
"auditors"	means the auditors of the Company or, in the case of joint Auditors, any one of them;

"the board"	means the directors or any of them acting as the board of directors of the Company;
"certificated share"	means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;
"clear days"	in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;
"Companies Acts"	has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);
"Company"	means RHM plc, registered in England and Wales with registered number 3946774;
"Daily Official List"	means the daily list of securities admitted for trading on the London Stock Exchange;
"default shares"	means those shares in respect of which a member has defaulted in providing information required by a section 212 notice, including any shares issued after the date of the section 212 notice in respect of such shares;
"direction notice"	means a notice served on a member pursuant to Article 97;
"director"	means a director for the time being of the Company;
"dividend"	means dividend or bonus;
"electronic signature"	has the meaning given by section 7(2) of the Electronic Communications Act 2000;
"employees share scheme"	has the meaning given by section 743 of the Act;

"entitled by transmission"	means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;
"Group"	the Company and its subsidiary undertakings (within the meaning of section 258 of the Act);
"holder"	in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;
"London Stock Exchange"	means London Stock Exchange plc;
"member"	means a member of the Company;
"Memorandum"	means the memorandum of association of the Company as amended from time to time;
"office"	means the registered office for the time being of the Company;
"Operator"	has the meaning given in the Regulations;
"paid"	means paid or credited as paid;
"pre-emptive issue"	means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities and, if in accordance with their rights the board so determines, holders of other equity securities of any class (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders or holders of other equity securities, if applicable are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock

exchange;

"recognised person" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

"register" means either or both of the issuer register of members and the Operator register of members of the Company;

"Regulations" means the Uncertificated Securities Regulations 2001 including any modification or re-enactment of them for the time being in force;

"seal" means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

"secretary" means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

"section 80 amount" means, for any prescribed period, the amount stated in the relevant ordinary or special resolution;

"section 89 amount" means, for any prescribed period, the amount stated in the relevant special resolution;

"section 212 notice" means a notice duly served on a member under section 212 of the Act;

"treasury shares" means those shares held by the Company in treasury in accordance with section 162A of the Act;

"uncertificated share" means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be

construed accordingly;

"UK Listing Authority" means the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000; and

"United Kingdom" means Great Britain and Northern Ireland.

Construction and interpretation of the Articles

3. References to a communication include, unless the context otherwise requires, references to an electronic communication.

References to an **electronic communication** mean, unless the contrary is stated, an electronic communication (as defined in the Electronic Communications Act 2002), the latter including, without limitation, email, facsimile, CD-Rom, audio-tape and telephone transmission.

References to a document being **executed** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an **instrument** mean, unless the contrary is stated, a written document having tangible forms and not comprised in an electronic communication (as defined in the Act).

Where, in relation to a share, these Articles refer to a **relevant system**, the reference is to the relevant system in which that share is a participating security at the relevant time.

References to:

(a) rights attaching to any share;

(b) members having a right to attend and vote at general meetings of the Company;

(c) dividends being paid, or any other distribution of the Company's assets being made, to members; or

(d) interests in a certain proportion or percentage of the issued share capital, or any class of share capital,

shall, unless otherwise expressly provided by these Articles or the Act, be construed as though any treasury shares held by the Company had been cancelled.

References to a notice or other document being **sent** or **given** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and **sending** and **giving** shall be construed accordingly.

References to **writing** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and **written** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting one gender include all other genders; and words denoting persons include bodies corporate and unincorporated associations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in, the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word **board** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

Authorised share capital

4. The authorised share capital of the Company on the adoption of these Articles is £550,000.00 divided into 550,000,000 ordinary shares of £0.001 each.

Rights and restrictions attaching to the shares

5. Subject to the provisions of the Companies Acts and these Articles and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants in bearer form

6. The board may issue share warrants in bearer form in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it.

If a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.

Board to determine conditions upon which share warrants may be issued in bearer form

7. The board may determine, and from time to time vary, the conditions on which share warrants in bearer form shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one that is worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

Company not to be bound to recognise rights in respect of the share represented by the share warrant

8. The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

9. Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

10. Shares in the capital of the Company that fall within a certain class form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Sale or transfer of shares in uncertificated form

11. Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Section 80 authority

12. In Articles 13, 14 and 15, "**prescribed period**" means any period for which the authority conferred by Article 13 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 14 is given by special resolution stating the section 89 amount.

13. The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Disapplication of pre-emption rights

14. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 13 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with a pre-emptive issue; and

(b) the allotment (otherwise than pursuant to Article 14(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

15. Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

General authority to allot

16. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 17:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

17. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions and brokerage

18. The Company may in connection with the issue of any shares exercise all powers of paying commissions and/or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Reduction of share capital

19. Subject to the Companies Acts and to any rights conferred on the holders of any class of shares, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

Shares held on trust

20. Except as required by law, the Company shall not recognise any person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

21. Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights or privileges attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

   (a) in such manner (if any) as may be provided by such rights or privileges; or

   (b) with the written consent of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

   (c) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class held in accordance with Article 60,

but not otherwise.

Deemed variation of rights attaching to shares

22. For the purposes of Article 21, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

23. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 177 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in time same certificate.

Replacement of share certificates

24. Upon delivery to the directors of any share certificate that is defaced or worn out or if any share certificate is lost or destroyed, such share certificate may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge.

LIEN

First and paramount lien over shares

25. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Sale of shares over which the Company has a lien

26. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Board's power to effect the sale or transfer of shares over which the Company has a lien

27. To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 11 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Proceeds of the sale of shares over which the Company has a lien

28. The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

29. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Deemed date of call

30. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Joint holders of a share to be jointly and severally liable

31. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest on unpaid calls

32. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

33. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Board's discretion to make arrangements on the issue of shares

34. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Receipt of moneys uncalled and unpaid

35. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of unpaid amount of a call

36. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. Such notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture pursuant to board resolution

37. If the notice referred to in Article 36 is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited pursuant to a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Forfeited shares to belong to the Company

38. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may

exercise any of the Company's powers under Article 11. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Continuing liability in respect of forfeited shares

39. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender of shares

40. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Effect of forfeiture of shares

41. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Statutory declaration as to forfeiture

42. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Instrument of transfer of certificated shares

43. The instrument of transfer of a certificated share shall be in writing and may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, in the case of a party paid share, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Discretion of board to refuse to register transfer of unpaid or partially paid certificated share

44. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that where any such shares are admitted to the official list maintained by the UK Listing Authority such refusal does not prevent dealings in shares of the relevant class in the Company from taking place on an open and proper basis.

Circumstances where the board may not refuse to register the transfer of a share

45. The board may also refuse to register the transfer of a certificated share or renunciation of a renounceable letter of allotment unless:

(a) in the case of an instrument of transfer, it is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) it is in respect of only one class of shares;

(c) it is in favour of not more than four transferees;

(d) it is in respect of a fully paid share; and

(e) it is in respect of a share on which the Company does not have a lien.

Transfers of certificated shares by recognised persons

46. In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice to be given of refusal to register a transfer of shares

47. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

Suspension of registration of transfers of shares

48. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee to be charged for registration of transfer of a share

49. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Retention by the Company of the instrument of transfer

50. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission on death of a member

51. In the case of the death of a member, the survivor or survivors, where the deceased was a joint holder, and the legal personal representative of the deceased, where he was a sole holder or only surviving holder, shall be the only person or persons recognised by the Company as having any title to or interest in any share(s); but nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been held by him solely or jointly with any other person.

Election to be made by a person becoming entitled to a share by transmission

52. A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Notice requiring such election to be made

53. The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of person becoming entitled to share by transmission

54. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 52, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 188. That person may receive and give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Increase and consolidation of share capital and subdivision and cancellation of shares

55. The Company may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

56. All shares created by ordinary resolution pursuant to Article 55 shall be:

(a) subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractional entitlements

57. Subject to any direction given to the directors by the Company in general meeting, whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale, in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

PURCHASE OF OWN SHARES

58. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par). Neither the Company nor the Directors shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares..

GENERAL MEETINGS

Extraordinary general meeting and annual general meeting

59. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Separate general meeting for different classes of shares

60. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Calling general meetings

61. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts.

Provisions relating to general meeting to apply to each separate general meeting of the holders of each class of shares

62. Subject to these Articles and to any rights for the time being attached to any class of shares in the Company, the provisions of these Articles relating to general meetings of the Company (including, for the avoidance of doubt, provisions relating to the proceedings at general meetings or to the rights of any person to attend or vote or be represented at general meetings or to any restrictions on those rights) shall apply, mutatis mutandis, in relation to every separate general meeting of the holders of any class of shares in the Company.

NOTICE OF GENERAL MEETINGS

Notice period

63. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Persons to whom notice of a general meeting is to be sent

64. Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice

65. The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 68, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

Purpose of meeting

66. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Notice to include arrangements made for the purposes of Article 70

67. The notice shall include details of any arrangements made for the purpose of Article 70 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

Satellite meetings

68. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and

that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Adjournment of general meeting and satellite meetings

69. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 68, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 81 shall apply to that adjournment.

Arrangements for the use of audio-visual equipment

70. The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Level of attendance at general meeting

71. The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 70 (including without limitation the issue of tickets or the imposition of some other means of selection) as it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 70. The entitlement of any member to be present at such venue in person or by

proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change of venue and/or time of general meeting

72. If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 68 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 68 applies) and/or postpone the time at which the meeting is to be held. If such a decisions is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 68 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting its at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place as may be specified by or on behalf of the Company in accordance with Article 108(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 108(b), at any time not less than 48 hours before any postponed time appointed for holding the meeting.

Right of members to participate in general meeting

73. For the purposes of Articles 68, 69, 70, 71 and 72, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Omission to send notice of general meeting

74. The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security arrangements

75. The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum at general meeting

76. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

77. If such a quorum is not present within five minutes (or such longer time not exceeding thirty minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within fifteen minutes after the time appointed for holding the meeting,

Chairman

78. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Right of director to attend and speak at general meeting

79. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Right of chairman to invite third parties to attend and speak at general meeting

80. The chairman may invite any person to attend and speak at any general meeting of the Company if he considers that such person has the appropriate knowledge or experience of the Company's business to assist in the deliberations of the meeting.

Adjournment of general meeting

81. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 69), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Venue and time for adjourned meeting

82. Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion, determine notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 108 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 109(a). When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 68 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendment to a resolution proposed at a general meeting

83. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a

resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct an obvious error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct an obvious error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Votes to be by show of hands unless a poll is demanded

84. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any outer demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand for a poll by a person acting as proxy for a member shall be as valid as if the demand were made by the member himself.

Declaration as to whether a resolution is carried or lost

85. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Casting vote

86. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for a poll

87. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman. or any other member entitled may demand a poll.

Result of a poll

88. Subject to Article 89, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

Time for taking of a poll

89. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of a poll

90. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

91. A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under the Act or these Articles and a special resolution shall be effective for any purpose for which an extraordinary resolution is so expressed to be required.

Written resolutions

92. A resolution in writing executed by or on behalf of each member who would have been entitled to vote on it if it had been proposed at a general meeting at which he was present

shall be as effective as if it had been passed at a general meeting properly converted and held. Such a resolution shall be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose and may consist of several instruments or several electronic communications, each executed by or on behalf of one or more of the members, or a combination of both.

VOTES OF MEMBERS

One member, one vote

93. Subject to any nights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint members

94. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Votes of members with a mental disorder

95. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

No entitlement to vote at a general meeting where moneys owed to the Company are outstanding

96. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 notice and direction notice in respect of default shares

97. If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a section 212 notice

and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter serve a direction notice on such member stating that:

(a) in respect of the default shares, the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 186;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Persons to whom a direction notice shall be sent

98. The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

Duration of direction notice

99. Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Cancellation of a direction notice

100. The board may at any time send a notice cancelling a direction notice.

Authority to exercise powers granted by Article 11 in respect of uncertificated shares

101. The Company may exercise any of its powers under Article 11 in respect of any default share that is held in uncertificated form.

102. For the purposes of this Article and Articles 97, 98, 99, 100 and 101:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

103. Nothing contained in Article 97, 98, 99, 100, 101 or 102 shall limit the power of the Company under section 216 of the Act.

Errors in the counting of votes

104. If any votes are counted which should not to have been counted, or might have been rejected, the error shall not negate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to negate the result of the voting.

Objections to the qualification of any voter

105. No objection shall be raised with respect to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Votes on a poll to be given personally or by proxy

106. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Method for the appointment of proxies

107. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles 108, 109, 110 and 111, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Form of instrument appointing proxy

108. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 109 not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 72) or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in

such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned, A member may appoint more than one proxy to attend on the same occasion.

Delivery of instrument appointing proxy

109. Without prejudice to Article 72(b) or to the second sentence of Article 82, the appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 72) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in art electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 72) at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

110. Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a) delivered personally or by post to the office, or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 109(a), not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 72) at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be delivered as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) in the case only of a proxy appointment by means of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director together with the proxy appointment to which it relates.

111. A proxy appointment which is not delivered or received in accordance with Article 109, or in respect of which Article 110 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Proxy appointment to include the right to demand a poll

112. A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Right to appoint a corporate representative

113. Any corporation which is a member of the Company (in this Article, the "**grantor**") may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person

authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Notice of determination of appointment of corporate representative

114. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place as may be specified by or on behalf of the Company in accordance with Article 109(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 109(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

115. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than 2.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Retirement of directors by rotation

116. At the first general meeting after the date of adoption of these Articles and at every subsequent annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

117. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or

re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

Reappointment of retiring directors

118. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the close of the meeting.

119. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Appointment of a new director

120. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolution to passed for the appointment of a director

121. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

122. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Director appointed at a board meeting to hold office until next general meeting

123. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term,

provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such general meeting, he shall vacate office at its conclusion.

Disqualification of directors

124. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment that re-appointment of that director, at that meeting.

Directors not required to hold shares in the Company

125. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Appointment of alternate directors

126. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed.

Entitlement of alternate director to receive notice of board meetings

127. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Capacity of alternate director to represent more than one director

128. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not

present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Remuneration of alternate directors

129. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment of alternate director

130. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Notice of appointment and termination of appointment of alternate director

131. Any appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 126) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice contained in an electronic communication, be at such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate directors deemed to be directors

132. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

General powers of the board to manage the Company's business

133. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

134. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

POWER TO BORROW MONEY

135. Subject to the provisions of the Companies Acts, the directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and assets (both present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Limit on borrowings

136. The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (but as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group (exclusive of any borrowings which are owed by one Group company to another Group company) after deducting the amount of cash deposited will not, without the previous authority of the Company in general meeting, exceed:

(a) the greater of £1,400,000,000 and an amount equal to 5.5 times adjusted capital and reserves; or

(b) any higher limit fixed by ordinary resolution of the Company which is applicable at the relevant time.

Interpretation of Article 136

137. In Article 136:

(a) **"adjusted capital and reserves"** means the aggregate of:

(i) the amount paid up on the allotted share capital of the Company; and

(ii) the amounts standing to the credit of the reserves of the Group (including share premium account and capital redemption reserve), after adding or deducting any balance standing to the credit or debit of the Group's profit and loss account,

all as shown in the relevant balance sheet but after:

(i) making such adjustments as may be appropriate in respect of:

(1) any variation in the amount of the paid up share capital, the share premium account or capital redemption reserve since the date of the relevant balance sheet and so that for this purpose if any proposed allotment of shares by the Company for cash has been underwritten or agreed to be subscribed then these shares shall be deemed to have been allotted and the amount (including any premium) of the subscription moneys payable (not being moneys payable later than six months after the date of allotment) shall be deemed to have been paid up on the date when the issue of shares was underwritten or agreed to be subscribed (or if the underwriting or subscription agreement was conditional, the date on which it became unconditional);

(2) any undertaking which was not a subsidiary undertaking at the date of the relevant balance sheet but which would be a subsidiary undertaking if Group accounts were prepared at the relevant time (and as is such time were the end of the Company's financial year) or any undertaking which was a subsidiary undertaking but which would no longer be so if Group accounts were to be so prepared at the relevant time; and

(3) any variation in the interest of the Company in another Group company since the date of the relevant balance sheet;

(ii) excluding (so far as not already excluded) minority and other outside interests in any subsidiary undertaking;

(iii) deducting:

(1) the book values of intangible assets except goodwill shown in the relevant balance sheet (as adjusted pursuant to the above provisions); and

(2) the amount of any distribution declared, recommended or made by any Group company to a person other than another Group company out of profits accrued up to and including the date of (and to the extent not provided for in) the relevant balance sheet;

(iv) making such other adjustments (if any) as the board may consider appropriate or necessary and as are approved by the auditors;

(b) "**borrowings**" include the following except in so far as otherwise taken into account:

(i) the principal amount of any debenture (whether secured or unsecured) of a Group company;

(ii) the outstanding amount raised by acceptances under an acceptance credit or bills facility opened by a bank or acceptance house on behalf of or in favour of a Group company, excluding acceptances of trade bills relating to goods purchased in the ordinary course of trading:

(iii) the nominal amount of any share capital and the principal amount of any debenture or borrowing, the beneficial interest of which is not owned by a Group company, to the extent that their payment or repayment is the subject of a guarantee or indemnity by a Group company;

(iv) the principal amount of any redeemable share capital (not being equity share capital) of any subsidiary undertaking owned otherwise than by a Group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing; and

(vi) any fixed amount in respect of a finance lease payable by any Group company which would be shown at the relevant time as an obligation in a balance sheet and prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet and for this purpose "**finance lease**" means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of ownership of the asset leased or sub-leased are to be borne by the lessee or sub-lessee;

but exclude the following:

(i) borrowings incurred by a Group company for the purpose of repaying within six months of the borrowing all or part of any borrowings made by it or another Group company, pending their application for that purpose during that period;

(ii) a proportionate amount of the borrowings of a Group company which is not a wholly-owned subsidiary of the Company corresponding to the minority or outside interest in it;

(iii) borrowings of an undertaking which was not a subsidiary undertaking at the date of the relevant balance sheet, to the extent that those borrowings do not exceed its borrowings outstanding on the date when it became a Group company; and

(iv) amounts payable under any hire-purchase agreement, credit sale agreement, operating lease or similar agreement which is not a finance lease for the purposes of paragraph (b) (vi) above;

(c) **"cash deposited"** means an amount equal to the aggregate for the time being of all cash deposits with any bank or other person (not being a Group company), whether on current account or otherwise, the realisable value of certificates of governments and companies or other readily realisable deposits owned by a Group company except that in the case of any such items owned by a Group company which is not a wholly-owned subsidiary of the Company, there shall be excluded a proportionate amount of those items corresponding to the minority or outside interests in it;

(d) **"Group"** means the Company and its subsidiary undertakings from time to time;

(e) **"Group company"** means any undertaking in the Group; and

(f) **"relevant balance sheet"** means the audited consolidated balance sheet dealing with the state of affairs of the Company and its subsidiary undertakings comprised in the latest Group accounts; and if the Company should prepare its audited consolidated balance sheet on the basis of one accounting convention and a supplementary balance sheet on the basis of another the audited consolidated balance sheet shall be taken as the relevant balance sheet.

138. For the purposes of any calculation under Article 136:

(a) A borrowing denominated or repayable or any cash deposited, in a currency other than sterling, shall be translated into sterling:

(i) at the London exchange rate for the date as at which the calculation is being made; or

(ii) if it would result in a lower figure, at the London exchange rate on the date of the relevant balance sheet,

and for this purpose the **"London exchange rate"** for any date is the spot rate of exchange, quoted at or about 11.00 a.m. on the business day before that date by a bank in London selected by the board; and

(b) where under the terms of any borrowing the amount of money that would be required to discharge its principal amount in full if it fell to be repaid (at the option of the borrower or by reason of default) on the date as at which the calculation is being made is less than the amount that would otherwise be taken into account in respect of that borrowing for the purpose of Article 136, the amount of the borrowing to be taken into account shall be the lesser amount.

139. Notwithstanding the other provisions of these Articles, the limit imposed by Article 136 shall be deemed not to have been breached until the amount of borrowings has exceeded that limit for 30 consecutive days.

140. A certificate or report by the Company's auditors:

(a) as to the amount of adjusted capital and reserves or the amount of borrowings; or

(b) to the effect that the limit imposed under this article was not exceeded or breached at a particular date,

shall be conclusive evidence of that amount or fact.

141. No lender or other person dealing with any Group company need enquire whether the limit imposed by Article 136 has been or will be complied with.

142. A borrowing or security resulting in a breach of the limit shall not be void nor shall it be voidable at the instance of the Company or any other Group company.

DELEGATION OF POWERS OF THE BOARD

143. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local and divisional boards

144. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any

persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents of the Company

145. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Use of the word "director" by the Company

146. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

147. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) be becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 124; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director: (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that execution by either shall be sufficient.

Removal of a director by ordinary resolution

148. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

149. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall from time to time be determined by the directors except that such remuneration shall not exceed in aggregate £750,000 per annum or such higher amount as the Company may from time to time determine by ordinary resolution. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

150. Any director who does not hold executive office and who serves on any committee of the board, by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 149) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

151. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties. Subject to any guidelines and procedures established from time to time by the board, a director may also be paid out of the funds of the Company all expenses incurred by him in obtaining professional advice in connection with the affairs of the Company or the discharge of his duties as a director.

EXECUTIVE DIRECTORS

152. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

153. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

154. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

155. Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

156. For the purposes of Article 155:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified;

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his; and

(c) a director shall be deemed to have disclosed to the board the nature and extent of any material interest of his if it can be shown that each member of the board at the relevant meeting has been informed thereof.

GRATUITIES, PENSIONS AND INSURANCE

Ability of the board to provide benefits for directors and employees of the Company

157. The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of

them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Ability of the board to purchase insurance for the benefit of directors and employees of the Company

158. Without prejudice to the provisions of Articles 223, 224, 225, 226 and 227, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer, or employee or auditor of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 158(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Accountability of directors for benefits received

159. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Cessation on transfer of the whole or part of the Company's undertaking

160. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Board free to regulate its own meetings

161. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not be made in writing if the board so determines.

Quorum for board meetings

162. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

163. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman of the board

164. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. It there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Effectiveness of acts done by board meeting

165. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding

office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Written resolutions of the board

166. A resolution in writing executed by all the directors entitled to receive notice of meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be executed by his appointer; and

(d) a resolution executed by a director who has appointed an alternate director need not also be executed by the alternate director in that capacity.

Board meetings by telephone and videoconferencing

167. Without prejudice to the first sentence of Article 161, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication or videoconferencing facilities) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is.

Directors' interests and eligibility to vote at board meetings

168. Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate of any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Directors' connected persons

169. For the purposes of Article 168, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

Relaxation of prohibition on a director voting at general meetings

170. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Directors not entitled to vote in respect of their own appointment

171. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Chairman to decide on eligibility of director to vote

172. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relations to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

173. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between the secretary and the Company.

Joint secretaries, assistant secretaries and deputy secretaries

174. The board may appoint two or more persons as joint secretaries. The board may also appoint assistant secretaries and deputy secretaries. The board may remove from office any joint secretary, assistant secretary or deputy secretary so appointed (without prejudice to any claim for damages for breach of any contract between that person and the Company).

MINUTES

175. The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

176. Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them.

SEAL

Use of the seal

177. The seal shall only be used by the authority of a resolution of the board or a duly authorised committee. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. An instrument executed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Sealing of share certificates

178. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

179. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

180. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of any such register.

Certified copies

181. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in physical form or electronic form; and

(c) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes of an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Dividend declared by ordinary resolution

182. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

183. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Payment of dividends

184. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Payment of dividends by the distribution of assets

185. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall he satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation: (a) the fixing of the value for distribution of any assets: (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members; and (c) the vesting of any asset in a trustee.

"Scrip" dividends

186. The board may, if authorised by an ordinary resolution of the Company (the **"Resolution"**), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 187 or, subject to those provisions, specified in the Resolution.

187. The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 186:

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a **"new share"**). For this purpose, the value of each new share shall be:

(i) equal to the **"average quotation"** for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce such intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the **"elected shares"**) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 187(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 187(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Deduction of amounts from dividends

188. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Manner in which dividends may be paid

189. Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other finds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including without limitation in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

190. A cheque or warrant may be sent by post:

(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 209; or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

191. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company. Every cheque or warrant sent in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 189.

Joint members

192. If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purpose of Article 189, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Interest on dividends

193. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Unclaimed dividends

194. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

195. The board may with the authority of an ordinary resolution of the Company.

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

RECORD DATES

196. Notwithstanding any other provision of these Articles, the Company or the board may:

(a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 196 (b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

ACCOUNTS

Inspection of accounting records

197. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Annual accounts

198. Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose

address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statement to satisfy the requirements of Article 198

199. Subject to the Companies Acts, the requirements of Article 198 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

Address for notices

200. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Manner in which a notice is to be sent

201. The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person's usual address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 202; or

(f) by any other method approved by the board.

Publication of notice on a website

202. Subject to the Companies Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

203. In Article 202 **"publication period"** means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 82, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(b) in the case of a notice of a poll pursuant to Article 90, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(c) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

Notices to be sent by members or persons becoming entitled by transmission

204. Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles

to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notices to joint holders of a share

205. In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Members whose registered address is outside the United Kingdom

206. A member whose registered address is not within the United Kingdom and who sends to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent using electronic communications shall (provided that, in the case of electronic communications, the Company so agrees) be entitled to have notices or other documents sent to him at that address but otherwise:

(a) no such member shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed notice

207. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions relating to the use of electronic communications for the sending of notices

208. The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and

proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notices to persons entitled by transmission

209. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

210. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 97 to a person from whom he derives his title.

Proof of the sending of a notice

211. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by the Company to a member by post shall be deemed to be sent;

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(c) in any other case, on the second day following that on which the envelope containing it was posted.

Deemed date of sending of a notice

212. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

213. Except when the subject or context otherwise requires, in Articles 200, 203, 204, 205, 206, 208, 209, 210, 211 and 212, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice by newspaper advertisement

214. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

215. The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

216. It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 214 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 215 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 215 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 215 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article and Article 215 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article or Article 215 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 215 or in any other circumstances which would not attach to the Company in the absence of this Article or Article 208; and

(g) any reference in this Article or Article 215 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

217. The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(a) during the period of 12 years before the date of the publication of the advertisements referred to in Article 217(b) (or, if published on different dates, the first date) (the **"relevant period"**) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques

which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed;

(b) the Company shall as soon as practicable after expiry of the relevant period have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

(c) during the relevant period and the period of three months following the publication of the advertisements referred to in Article 217(b) (or, if published on different dates, the first date) the Company has received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed, notice has been sent to the relevant listing authority of the Company's intention to make such sale before the publication of the advertisements.

218. To give effect to any sale pursuant to Article 217, the board may:

(a) where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of the buyer.

Effectiveness of transfer

219. An instrument of transfer executed by that person in accordance with Article 218(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 218(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and his title to the shares shall not be affected by any irregularity in or invalidity of, the proceedings in reference to the sale.

Accounting for proceeds of sale

220. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds. The Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. In relation to the debt, no trust is created and no interest is payable. The Company shall not otherwise be required to account for any money earned on the net proceeds of sale, which may be used in the Company's business or invested in such a way as the board from time to time thinks fit.

WINDING UP

221. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986;

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and term of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Liquidator's power of sale

222. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnification of Officers

223. Subject to the Companies Acts but without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director or other officer of the Company (other than any person (whether or not an officer of the Company) engaged by the Company as auditor) shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities (together, "**Liabilities**") incurred by him from time to time (whether in connection with any negligence, default, breach of duty or breach of trust by him or otherwise) in relation to the affairs of the Company provided that such indemnity shall not apply in respect of any liability incurred by him:

(i) to the Company or to any associated company; or

(ii) to pay a fine imposed in criminal proceedings; or

(iii) to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising); or

(iv) in defending any criminal proceedings in which he is convicted; or

(v) in defending any civil proceedings brought by the Company, or an associated company, in which judgment is given against him; or

(vi) in connection with any application under any of the following provisions in which the court refuses to grant him relief, namely -

(a) section 144(3) or (4) (acquisition of shares by innocent nominee); or

(b) section 727 (general power to grant relief in case of honest and reasonable conduct).

224. In article 216 (iv), (v) or (vi) the reference to a conviction, judgment or refusal of relief is a reference to one that has become final. A conviction, judgment or refusal of relief becomes final -

(i) if not appealed against, at the end of the period for bringing an appeal, or

(ii) if appealed against, at the time when the appeal (or any further appeal) is disposed of.

An appeal is disposed of -

(i) if it is determined and the period for bringing any further appeal has ended, or

(ii) if it is abandoned or otherwise ceases to have effect.

225. In article 216, "associated company", in relation to the Company, means a company which is a subsidiary of the Company, or a holding company of or a subsidiary of any holding company of the Company.

226. The directors may also, subject to the provisions of the Companies Acts, provide funds to any director or other officer (excluding the auditors) or do anything to enable a director to avoid incurring expenditure of the nature described in section 337A of the Act.

227. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which the person concerned may be otherwise entitled, every person who is or was at any time an auditor of the Company may be indemnified out of the assets of the Company against all Liabilities which he may sustain or incur in the execution of the duties of his office and/or the exercise of his powers or discretions, including any

Liability suffered or incurred by him in disputing, defending, investigating or providing evidence in connection with any actual, threatened or alleged claims, demands, investigations or proceedings, whether civil or criminal, or in connection with any application under section 727 of the Act.

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES **Company Number: 03946774**

RHM Group One Limited (the "Company")

At an extraordinary meeting of the Company, duly convened and held on 30 June 2005, the following resolution was passed as a special resolution:

SPECIAL RESOLUTION

1. THAT, the authorised share capital of the Company be increased from £184,736.84 to £550,000 by the creation of 36,526,316 Ordinary Shares of £0.01 each ranking *pari passu* in all respects with the existing Ordinary Shares of £0.01 each in the capital of the Company.

[signature]
Secretary

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES **Company Number: 03946774**

RHM Group One Limited (the "Company")

At an extraordinary meeting of the Company, duly convened and held on 30 June 2005, the following resolution was passed as a special resolution:

SPECIAL RESOLUTION

6. THAT, conditional upon and simultaneously with Admission, the Directors be generally and unconditionally empowered to allot equity securities for cash pursuant to the authority conferred by resolution number 5 above, provided that this power shall be limited to the allotment of equity securities:

   (a) of up to £250,000 nominal amount in connection with the proposed admission of the Company's share capital to the market for listed securities of the London Stoke Exchange plc;

   (b) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary, expedient or appropriate to deal with any fractional entitlements or any legal or practical problems under the laws of any territory; and

   (c) otherwise than pursuant to sub-paragraphs (a) and (b) above, up to an aggregate nominal amount equal to 5 per cent. of the aggregate nominal amount of all Ordinary Shares issued and fully paid immediately after Admission,

and shall expire on the conclusion of the Annual General Meeting of the Company to occur in 2006, save that the Company may, before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired, and in this resolution the expression 'equity securities' and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

Secretary

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES **Company Number: 03946774**

RHM Group One Limited (the "Company")

At an extraordinary meeting of the Company, duly convened and held on 30 June 2005, the following resolution was passed as a special resolution:

SPECIAL RESOLUTION

4. THAT, with effect from the date of admission of the Company's share capital to the market for listed securities of the London Stock Exchange plc (provided the same occurs on or before 31 August 2005), the regulations contained in the document produced to the meeting and marked "A" and signed by the Chairman for the purposes of identification be adopted as the articles of association of the Company in substitution for, and to the exclusion of, the existing articles of association.

Secretary

1.4

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES **Company Number: 03946774**

RHM Group One Limited (the "Company")

At an extraordinary meeting of the Company, duly convened and held on 30 June 2005, the following resolution was passed as ordinary resolution:

ORDINARY RESOLUTION

5. THAT, conditional on and simultaneous with Admission, the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Act and in substitution for any existing power to allot relevant securities to exercise all the powers of the Company to allot relevant securities (within the meaning of the said section 80) up to an aggregate nominal amount of £370,000 during the period commencing on the date of the passing of this Resolution and expiring on the conclusion of the Annual General Meeting of the Company to occur in 2006 (both dates inclusive), provided that in the case of any such allotment (other than allotments of Ordinary Shares pursuant to or as contemplated by the Company's offer of Ordinary Shares to certain institutional and professional investors in the United Kingdom and elsewhere ("Global Offer")) such authority be limited to the allotment of relevant securities up to an aggregate nominal amount equal to one third of the aggregate nominal amount of all Ordinary Shares of £0.001 each issued and fully paid immediately after Admission, but so that this authority shall allow the Company to make before the expiry of this authority offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot relevant securities in pursuance of such offers or agreements.

Secretary

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES **Company Number: 03946774**

RHM Group One Limited (the "Company")

At an extraordinary meeting of the Company, duly convened and held on 30 June 2005, the following resolution was passed as an ordinary resolution:

ORDINARY RESOLUTION

2 THAT, the issued and unissued authorised share capital of the Company be subdivided such that each Ordinary Share of £0.01 shall be and is divided into ten Ordinary Shares of £0.001 each ranking *pari passu* in all respects with the each other Ordinary Share in the capital of the Company and each "A" Ordinary Share of £0.01 shall be and is divided into ten "A" Ordinary Shares of £0.001 each ranking *pari passu* in all aspects with other "A" Ordinary Shares in the capital of the Company.

Secretary

[redacted]
A56 [redacted] 0447
COMPANIES HOUSE 28/07/05

1.5

BLUEPRINT 2000

RECEIVED
2005 DEC 21 P 2:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

363a

001949/30

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 3946774

Company Name in full RHM Group One Limited

Date of this return

The information in this return is made up to

Day	Month	Year
0 1	0 3	2 0 0 5

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

Chapel House, Liston Road

*Any change of registered office **must** be notified on form 287.*

Post town: Marlow

County / Region: Buckinghamshire

UK Postcode: SL7 1TJ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7487

If the code number cannot be determined, give a brief description of principal activity.

[redacted]
A27 COMPANIES HOUSE 0461 24/03/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region | UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town

County / Region | UK Postcode

Company type

Public limited company	
Private company limited by shares	X
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title

Forename(s): Andrew James

Surname: Allner

Address: 9 The Crescent , Barnes

Post town: London

County / Region | UK Postcode: SW13 0NN

Country: United Kingdom

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	16 12 1953
Forename(s)	Andrew James
Surname	Allner

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	9 The Crescent , Barnes		
Post town	London		
County / Region		UK Postcode	SW13 0NN
Country	United Kingdom	**Nationality**	British
Business occupation	Finance Director/Chartered Accountant		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	21 02 1956
Forename(s)	Richard Peter
Surname	Hanson

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Low Wood House,, 24 Blackhills,		
Post town	Esher		
County / Region	Surrey	UK Postcode	KT10 9JW
Country	England	**Nationality**	British
Business occupation	Company Director		

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

	Day	Month	Year
Date of birth	0 9	0 5	1 9 5 7

Forename(s): John Joseph Mary

Surname: Leahy

Address: Woodsgift House, Nuffield Lane

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Wallingford

County / Region: Oxon **UK Postcode**: RG10 6QQ

Country: United Kingdom **Nationality**: Irish

Business occupation: Principal

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

	Day	Month	Year
Date of birth	0 3	1 1	1 9 5 2

Forename(s): Ian Reid

Surname: McMahon

Address: The Gate House, Burfield Road

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Old Windsor

County / Region: Berkshire **UK Postcode**: SL4 2LH

Country: United Kingdom **Nationality**: British

Business occupation: Chief Executive

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	23 04 1972
Forename(s)	Janka
Surname	Vazanova
Address	Flat C, 31 Palace Court
Post town	London
County / Region	
UK Postcode	W2 4LP
Country	England
Nationality	Slovakian
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	
Address	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
"A" Ordinary	15,800,000	£158,000.00
Ordinary	1,562,500	£15,625.00
Totals	17,362,500	173,625.00

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period		
A list of changes is enclosed		
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 22.03.2005.

† a director / ~~secretary~~

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes 29 continuation sheets.
(enter number)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary's Office, RHM Limited, Chapel House, Liston Road, Marlow, Buckinghamshire, SL7 1TJ

Tel

DX number DX exchange

BLUEPRINT 2000

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 3946774

Company Name in full RHM Group One Limited

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Abu Dhabi Investment Authority Address: Equities Department (Europe Internal), PO Box 3600, Abu Dhabi, United Arab Emirates UK postcode:	£0.01 "A" Ordinary Shares Held 0	512,488	14/04/2004
Name: Anfield Investment Pte Limited Address: 8th Floor , 33 Old Broad Street, London UK postcode: EC2N 1HZ	£0.01 "A" Ordinary Shares Held 0	1,588,712	14/04/2004
Name: Colorado Public Employees' Retirement Association Address: 1300 Logan Street, Denver CO, United States UK postcode: 80203-2386	£0.01 "A" Ordinary Shares Held 0	512,488	14/04/2004

BLUEPRINT 2000

CHFP010

List of past and present shareholders (Continued)

Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Doughty Hanson & Co A (Bermuda) LP (A/C Doughty Hanson & Co III Nominees 1 Limited) Address: Reid House, Hamilton, Bermuda UK postcode	£0.01 "A" Ordinary Shares Held 1,766,151		
Name: Doughty Hanson & Co III Limited Partnership No.10 (A/C Doughty Hanson & Co III Nominees 10 Limited) Address: Times Place,, 45 Pall Mall, London, United Kingdom UK postcode SW1Y 5JG	£0.01 "A" Ordinary Shares Held 282,429		
Name: Doughty Hanson & Co III Nominees 11 Limited Address: Times Place,, 45 Pall Mall, London, United Kingdom UK postcode SW1Y 5JG	£0.01 "A" Ordinary Shares Held 476,068		
Name: Doughty Hanson & Co III Limited Partnership No.12 (A/C Doughty Hanson & Co III Nominees 12 Limited) Address: Times Place,, 45 Pall Mall, London, United Kingdom UK postcode SW1Y 5JG	£0.01 "A" Ordinary Shares Held 472,586		

BLUEPRINT 2000

CHFP010

List of past and present shareholders (Continued)

Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Doughty Hanson & Co III Limited Partnership No.13 (A/C Doughty Hanson & Co III Nominees 13 Limited) Address Times Place,, 45 Pall Mall, London, United Kingdom UK postcode SW1Y 5JG	£0.01 "A" Ordinary Shares Held 477,422		
Name Doughty Hanson & Co III Limited Partnership No.14 (A/C Doughty Hanson & Co III Nominees 14 Limited) Address Times Place,, 45 Pall Mall, London, United Kingdom UK postcode SW1Y 5JG	£0.01 "A" Ordinary Shares Held 445,503		
Name Doughty Hanson & Co III Limited Partnership No.15 (A/C Doughty Hanson & Co III Nominees 15 Limited) Address Times Place,, 45 Pall Mall, London, United Kingdom UK postcode SW1Y 5JG	£0.01 "A" Ordinary Shares Held 444,923		
Name Doughty Hanson & Co III Limited Partnership No.16 (A/C Doughty Hanson & Co III Nominees 16 Limited) Address Times Place,, 45 Pall Mall, London, United Kingdom UK postcode SW1Y 5JG	£0.01 "A" Ordinary Shares Held 58,033		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Doughty Hanson & Co A (Bermuda) LP (A/C Doughty Hanson & Co III Nominees 2 Limited) Address Reid House, Hamilton, Bermuda UK postcode	£0.01 "A" Ordinary Shares Held 203,601		
Name Doughty Hanson & Co III Limited Partnership No.3 (A/C Doughty Hanson & Co III Nominees 3 Limited) Address Times Place,, 45 Pall Mall, London, United Kingdom UK postcode SW1Y 5JG	£0.01 "A" Ordinary Shares Held 3,530,369	1	23/03/2004
Name Doughty Hanson & Co A (Bermuda) LP (A/C Doughty Hanson & Co III Nominees 4 Limited) Address Reid House, Hamilton, Bermuda UK postcode	£0.01 "A" Ordinary Shares Held 768,045		
Name Doughty Hanson & Co A (Bermuda) LP (A/C Doughty Hanson & Co III Nominees 5 Limited) Address Reid House, Hamilton, Bermuda UK postcode	£0.01 "A" Ordinary Shares Held 224,134		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Doughty Hanson & Co A (Bermuda) LP (A/C Doughty Hanson & Co III Nominees 6 Limited) Address: Reid House, Hamilton, Bermuda UK postcode:	£0.01 "A" Ordinary Shares Held 499,088		
Name: Doughty Hanson & Co III Nominees 7 Limited Address: Reid House, Hamilton, Bermuda UK postcode:	£0.01 "A" Ordinary Shares Held 342,301		
Name: Doughty Hanson & Co III Nominees 8 Limited Address: Reid House, Hamilton, Bermuda UK postcode:	£0.01 "A" Ordinary Shares Held 61,612	1	23/03/2004
Name: Doughty Hanson & Co III Nominees 9 Limited Address: Times Place,, 45 Pall Mall, London, United Kingdom UK postcode: SW1Y 5JG	£0.01 "A" Ordinary Shares Held 231,940	1	23/03/2004

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Doughty Hanson & Co III Nominees A Limited Address: Reid House, Hamilton, Bermuda UK postcode:	£0.01 "A" Ordinary Shares Held 7,061		
Name: Officers Nominees Limited Address: Times Place,, 45 Pall Mall, London, United Kingdom UK postcode: SW1Y 5JG	£0.01 "A" Ordinary Shares Held 127,612		
Name: Fageb Verwaltungs AG Address: Lenggisrain 11, CH-8645, Jana, Switzerland UK postcode:	£0.01 "A" Ordinary Shares Held 0	128,122	14/04/2004
Name: Havelock Fund Investments Pte Limited Address: 8 Shenton Way, #38-03 Temasek Tower, Singapore UK postcode: 068811	£0.01 "A" Ordinary Shares Held 0	153,746	14/04/2004

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Mellon Bank N.A., as Trustee for the Bell Atlantic Master Trust Address: Bell Atlantic Asset Management Company, 245 Park Avenue, 40th Floor, New York, United States UK postcode: NY 10167	£0.01 "A" Ordinary Shares Held 0	768,732	14/04/2004
Name: Monceau-Zolder SA Address: Dreve Richelle 161, Bte. 1, B-1410 Waterloo, Belgium UK postcode:	£0.01 "A" Ordinary Shares Held 51,249		
Name: Northwestern Mutual Life Insurance Company Address: 720 East Wisconsin Avenue, Milwaukee WI, United States UK postcode: 53202-4797	£0.01 "A" Ordinary Shares Held 0	794,356	14/04/2004
Name: Pantheon Europe Fund II Limited Address: C/O Pantheon Ventures Limited, Charles House, 5-11 Regent Street, London UK postcode: SW1Y 4LR	£0.01 "A" Ordinary Shares Held 0	122,997	14/03/2004

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Partners Group Private Equity Performance Holding Limited Address: Baarerstrasse 37, PO Box, CH-6304, Zug, Switzerland UK postcode:	£0.01 "A" Ordinary Shares Held 0	1 102,497	23/03/2004 14/04/2004
Name: Pantheon International Participations plc Address: C/O Pantheon Ventures Limited, Charles House, 5-11 Regent Street, London UK postcode: SW1Y 4LR	£0.01 "A" Ordinary Shares Held 0	81,998	14/04/2004
Name: Partner Private Equity Limited Partnership Address: Partners Group, Baarerstrasse 37, P.O. Box , CH-6304 Zug, Switzerland UK postcode:	£0.01 "A" Ordinary Shares Held 307,493		
Name: RHM Co-Invest (Bermuda) L.P. Address: Reid House, 31 Church Street, Hamilton, Bermuda UK postcode:	£0.01 "A" Ordinary Shares Held 5,022,380		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Weyerhaeuser Company Master Retirement Trust Address Miller Anderson & Sherrerd, LLP Morgan Stanley Dean Witter, One Bridge Tower, West Conshohocken, United States UK postcode PA 19428	£0.01 "A" Ordinary Shares Held 0	256,244	14/04/2004
Name Address UK postcode			
Name Address UK postcode			
Name Address UK postcode			

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List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 3946774

Company Name in full RHM Group One Limited

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- *List joint shareholders consecutively*

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Andrew James Allner Address: 9 The Crescent , Barnes , London , United Kingdom UK postcode: SW13 0NN	£0.01 Ordinary Shares Held 100,000		
Name: M J Anderson Address: 2 Aylesford Villas, Hurst, Berkshire, United Kingdom UK postcode: RG10 0DT	£0.01 Ordinary Shares Held 20,321		
Name: Andrew Blackmore Address: Nutcroft Lodge, Priory Lane, Warfield, Berkshire, United Kingdom UK postcode: RG42 2JU	£0.01 Ordinary Shares Held 0	10,321	27/08/2004

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Patrick Bordessoule Address: 49/51 Rue de Boulainvillers, Paris 75016 UK postcode:	£0.01 Ordinary Shares Held 9,664		
Name: John Thomas William Botting Address: 47 West Avenue, Wallington , Surrey, United Kingdom UK postcode: SM6 8PH	£0.01 Ordinary Shares Held 0	11,311	13/01/2005
Name: John Bellamy Breeze Address: Little Orchard, 60 Birches Lane, Lostock Green, Northwich, Cheshire, United Kingdom UK postcode: CW9 7SN	£0.01 Ordinary Shares Held 22,861		
Name: Andrew James Read Brown Address: 1 The White House, Church Road, Penn, High Wycombe, Bucks, United Kingdom UK postcode: HP10 8EG	£0.01 Ordinary Shares Held 0	39,598	07/10/2004

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Simon Mark Charles Address: 28 Sandy Lane, Teddington, Middlesex UK postcode: TW11 0DR	£0.01 Ordinary Shares Held 15,000		
Name: Jonathan Michael Rushton Clarke Address: 1 Newalls Rise , Wargrave , Berks , United Kingdom UK postcode: RG10 8AY	£0.01 Ordinary Shares Held 15,000		
Name: Martin Keith Robert Craddock Address: The Dairy House, St Nicholas Farm, Hurst, Berkshire, England UK postcode: RG10 0TA	£0.01 Ordinary Shares Held 21,388		
Name: Nigel Crossley Address: Tempsford, 34 Grove Road, Beaconsfield, Buckinghamshire , United Kingdom UK postcode: HP9 1PE	£0.01 Ordinary Shares Held 20,000		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Howell Morgan David Address 111 Upper Woodcote Road, Caversham, Berks, England UK postcode RG4 7LB	£0.01 Ordinary Shares Held 22,480		
Name Simon Pryce Devereux Address 16A East Street, Thame, Oxfordshire, United Kingdom UK postcode OX9 3JS	£0.01 Ordinary Shares Held 7,635		
Name Stephen Colin Field Address Wildwood Cottage, 20 The Green, Cosgrove, Milton Keynes, United Kingdom UK postcode MK19 7JW	£0.01 Ordinary Shares Held 20,829		
Name Susan Fox Address Woodlands Cottage , Ibstone , High Wycombe , Bucks , United Kingdom UK postcode HP14 3XT	£0.01 Ordinary Shares Held 50,000		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: John Munro Gordon Address: 7 Vermont Woods, Finchampstead, Wokingham, Berkshire, United Kingdom UK postcode: RG40 4PF	£0.01 Ordinary Shares Held 10,000		
Name: Lynda M Greenshields Address: White Oaks, The Ridge , Cold Ash, Berkshire, United Kingdom UK postcode: RG18 9HX	£0.01 Ordinary Shares Held 10,000		
Name: Yasoman Witanachchi Gunawardana Address: 36 Kettering Road, Geddington, Kettering, Northamptonshire, England UK postcode: NN14 1AW	£0.01 Ordinary Shares Held 14,421		
Name: David William Hall Address: 27 Little Fallow, Danes Mead Old Basing, Basingstoke, Hants, England UK postcode: RG24 8UN	£0.01 Ordinary Shares Held 23,547		

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List of past and present shareholders (Continued)

Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Paul Andrew Hayes Address 21 Silk Mill Road , Redbourn , Hertfordshire , United Kingdom UK postcode AL3 7GE	£0.01 Ordinary Shares Held 15,000		
Name Sebastien Hernandez Address 11 Goldstone Villas, Hove , East Sussex, United Kingdom UK postcode BN3 3RR	£0.01 Ordinary Shares Held 8,000		
Name Stephen Heslop Address Foxgloves, Chaloners Hill, Steeple Claydon, Buckinghamshire, United Kingdom UK postcode MK18 2PE	£0.01 Ordinary Shares Held 0	9,897	01/06/2004
Name Teifion Mark Hill Address 4 St. James Courtyard , Claremont Gardens , Marlow , Buckinghamshire , United Kingdom UK postcode SL7 1GA	£0.01 Ordinary Shares Held 0	10,604	27/08/2004

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List of past and present shareholders (Continued)

Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Mark Hodson Address: Orchard Barn , Bulby , Bourne , Lincoln, United Kingdom UK postcode: PE10 0RU	£0.01 Ordinary Shares Held 0	15,000	11/01/2005
Name: Dean Holroyd Address: 51 Grove Road, Windsor , Berkshire , United Kingdom UK postcode: SL4 1JD	£0.01 Ordinary Shares Held 8,837		
Name: Mark Rivers Hughes Address: Fawsey House , 70 Clifton Road, Chesham Bois , Bucks , United Kingdom UK postcode: HP6 5PN	£0.01 Ordinary Shares Held 15,000		
Name: Patrick Haydn Irving Address: Hyeswood, Guildford Road, Rudgwick, Horsham, W Sussex, United Kingdom UK postcode: RH12 3BX	£0.01 Ordinary Shares Held 49,928		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Martin David James Address: Bloomfield Hatch Farm House, Bloomfield Hatch, Mortimer, Reading, Berkshire, United Kingdom UK postcode: RG7 3AD	£0.01 Ordinary Shares Held 10,604		
Name: Kenneth Richard Jollans Address: Maple Heights , Broad Street, Hartpury, Gloucestershire , United Kingdom UK postcode: GL19 3BN	£0.01 Ordinary Shares Held 10,604		
Name: Peter William Jones Address: Tilegarth, Nightingale Lane, Chalfont St. Giles, Bucks, United Kingdom UK postcode: HP8 4SL	£0.01 Ordinary Shares Held 21,388		
Name: Canice Bruno Kelly Address: 31 Offington Park, Sutton, Dublin 13, Eire UK postcode:	£0.01 Ordinary Shares Held 11,408		

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List of past and present shareholders (Continued)

Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Timothy Geoffrey William Kelly Address: The Mansion House, Abbotts Ann, Andover, Hampshire UK postcode: SP11 7AU	£0.01 Ordinary Shares Held 60,000		
Name: David Taylor Kinnaird Address: The Brake , 8 Hardays Lane , West Haddon , Northants, United Kingdom UK postcode: NN6 7AW	£0.01 Ordinary Shares Held 1,500		
Name: Virginia Caroline Knox Address: Rowbarns Grange North, Green Dene, East Horsley, Leatherhead, Surrey, United Kingdom UK postcode: KT24 5RQ	£0.01 Ordinary Shares Held 50,000		
Name: M Levy Address: 10 Rue Emile, Lafou 24000, Perigueux, France UK postcode:	£0.01 Ordinary Shares Held 10,928		

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List of past and present shareholders (Continued)

Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name David Lewis Address Pennyfield, 9 Pitch Pond Close, Knotty Green, Beaconsfield, Bucks, England UK postcode HP9 1XY	£0.01 Ordinary Shares Held 41,492		
Name Susan Eileen Malti Address 9 School Close , High Wycombe , Bucks , United Kingdom UK postcode HP11 1PH	£0.01 Ordinary Shares Held 8,000		
Name Nicholas Scott Martin Address Ivon House, High Road, Broad Chalk, Salisbury, Wiltshire, United Kingdom UK postcode SP5 5EH	£0.01 Ordinary Shares Held 22,353		
Name Declan McGuire Address 31 The Magpies, Luton, Bedfordshire, United Kingdom UK postcode LU2 7XT	£0.01 Ordinary Shares Held 11,311		

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List of past and present shareholders (Continued)

Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Oonagh McKinley Address: 41 Elliots Way, Caversham, Reading UK postcode: RG4 8BW	£0.01 Ordinary Shares Held 15,000		
Name: Ian Reid McMahon Address: The Gate House, Burfield Road, Old Windsor, Berkshire, United Kingdom UK postcode: SL4 2LH	£0.01 Ordinary Shares Held 250,000		
Name: Paul Molyneaux Address: 3 Dean Close, Winchester, Hampshire, United Kingdom UK postcode: SO20 5LP	£0.01 Ordinary Shares Held 13,990		
Name: Julian Akhtar Karim Momen Address: 4 Pitters Piece , Long Crendon , Buckinghamshire , United Kingdom UK postcode: HP18 9PP	£0.01 Ordinary Shares Held 15,000		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name R E Morton Address 5 Ashley Road, Soke Albany, Market Harborough, Leicestershire, United Kingdom UK postcode LE16 8PL	£0.01 Ordinary Shares Held 8,653		
Name Nicholas Frank Moreton Moss Address Windle Lodge , Chester High Road, Windle Hill, Willaston, Wirral, United Kingdom UK postcode CH64 7TB	£0.01 Ordinary Shares Held 19,203		
Name Paula Moss Address 'Jacana', 6 Leewood Way, Effingham, Surrey, United Kingdom UK postcode KT24 5JN	£0.01 Ordinary Shares Held 18,060		
Name Alexander Graeme Munro Address The Gables, Worpleston, Guildford, Surrey UK postcode GU3 3LQ	£0.01 Ordinary Shares Held 20,000		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Thomas Jerome Peter Murphy Address 9 One Tree Lane , Beaconsfield , Buckinghamshire, United Kingdom UK postcode HP9 2BU	£0.01 Ordinary Shares Held 5,000		
Name Christopher Richard Oakley Address 29 Long Park, Chesham Bois, Amersham, Buckinghamshire UK postcode HP6 5LA	£0.01 Ordinary Shares Held 13,000		
Name Tina Mary Oakley Address Corner Cottage, 1 Pages Croft, Wokingham, Berkshire UK postcode RG40 2HN	£0.01 Ordinary Shares Held 15,000		
Name Timothy Richard Phillips Address 2 Nashdom, Nashdom Lane, Burnham, Nr Slough, Berkshire, United Kingdom UK postcode SL1 8NJ	£0.01 Ordinary Shares Held 22,226		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name RHM Group Trustee Limited (Trustee of the RHM Group Employees' Benefit Trust) Address Chapel House, Liston Road, Marlow, Buckinghamshire UK postcode SL7 1TJ	£0.01 Ordinary Shares Held 2,079	15,000 60,000 28,054 250,000 50,000 11,000 15,000 15,000	15/03/2004 15/03/2004 15/03/2004 15/03/2004 15/03/2004 18/03/2004 30/03/2004 30/03/2004
Name Address UK postcode		9,913 100,000 19,000 15,000 15,000 30,000 15,000 15,000	07/04/2004 26/04/2004 11/05/2004 06/09/2004 06/09/2004 06/09/2004 06/09/2004 06/09/2004
Name Address UK postcode		15,000 15,000 2,078 10,000 11,000 5,000 15,000 15,000	06/09/2004 06/09/2004 16/09/2004 14/10/2004 14/10/2004 14/10/2004 12/01/2005 19/01/2005
Name Address UK postcode		5,000 1,500 8,000 8,000 5,000 10,000	20/01/2005 08/02/2005 08/02/2005 08/02/2005 08/02/2005 08/02/2005

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List of past and present shareholders (Continued)

Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Harriet Rhys-Williams Address 9, Matheson Road, London, United Kingdom UK postcode W14 8SN	£0.01 Ordinary Shares Held 10,194		
Name Katherine Rose Address 42 Ingham Road , London, United Kingdom UK postcode NW6 1DE	£0.01 Ordinary Shares Held 11,000		
Name Ian William Ruddick Address 32 Woodend Drive, Ascot, Berkshire, United Kingdom UK postcode SL5 9BG	£0.01 Ordinary Shares Held 41,320		
Name David John Sandall Address 52 Close Lane, Alsager, Stoke-on-Trent, Staffs, United Kingdom UK postcode ST7 2JT	£0.01 Ordinary Shares Held 0	7,988	18/08/2004

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List of past and present shareholders (Continued)

Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Gary Edward Saunders Address 16 Lansdowne Road, Tunbridge Wells , Kent , United Kingdom UK postcode TN1 2NJ	£0.01 Ordinary Shares Held 30,000		
Name Michael John Schurch Address 1 Aldersey Road, Guildford, Surrey, United Kingdom UK postcode GU1 2ER	£0.01 Ordinary Shares Held 0	51,648	18/08/2004
Name Yves Schwoob Address 7 Route de Chevreuse, 78470 Milon la Chapelle, France UK postcode	£0.01 Ordinary Shares Held 47,691		
Name T A Smith Address 11 Tithe Meadows, Virginia Water, Surrey, United Kingdom UK postcode GU25 4EU	£0.01 Ordinary Shares Held 0	11,877	18/08/2004

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Bernard Liam Patrick Spring Address: Winchet Hall, Goudhurst, Kent, United Kingdom UK postcode: TN17 1JX	£0.01 Ordinary Shares Held 0	13,715	17/05/2004
Name: A B Stephens Address: Cloncarrig,, 27 Bridge Road, Helens Bay, Belfast, Co. Down, Northern Ireland UK postcode: BT19 1TS	£0.01 Ordinary Shares Held 9,190		
Name: Colin Alan Stephens Address: 65 Bourne Avenue , Windsor, Berkshire , United Kingdom UK postcode: SL4 3JR	£0.01 Ordinary Shares Held 11,000		
Name: J Steven Address: 6 Clare Avenue, Wokingham, Berkshire, United Kingdom UK postcode: RG40 1EB	£0.01 Ordinary Shares Held 21,210		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name John Michael Summerlin Address The Rectory, Harvest Hill, Bourne End , Buckinghamshire , United Kingdom UK postcode SL8 5JJ	£0.01 Ordinary Shares Held 15,000		
Name Brendan Sweeney Address Long Owl Barn, Coed y Paen, Pontypool, Gwent UK postcode NP4 0TB	£0.01 Ordinary Shares Held 0	20,321	12/03/2004
Name L M Swift Address 418 Mansfield Road, Mapperley, Nottingham, United Kingdom UK postcode NG5 2EJ	£0.01 Ordinary Shares Held 19,051		
Name Kathryn Elizabeth Taylor Address 9 Bainton Road, Bucknall, Bicester, Oxfordshire, United Kingdom UK postcode OX6 9LT	£0.01 Ordinary Shares Held 18,622		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: D M Tolson Address: 4 Swan Gardens, Tetsworth, Oxon, United Kingdom UK postcode: OX9 7BN	£0.01 Ordinary Shares Held 0	18,543	28/10/2004
Name: David Richard Turnbull Address: 49 North End, Hallaton, Market Harborough, Leicestershire, United Kingdom UK postcode: LE16 8UJ	£0.01 Ordinary Shares Held 41,148		
Name: Joseph Gerard Walsh Address: Wigans Farm, Wigans Lane , Bledlow Ridge , High Wycombe , Bucks , United Kingdom UK postcode: HP14 4BQ	£0.01 Ordinary Shares Held 50,000		
Name: Harold Miles Warnick Address: Pierscourt, Pyebush Lane, Beaconsfield, Buckinghamshire, England UK postcode: HP9 2RX	£0.01 Ordinary Shares Held 59,894		

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Company Number 3946774

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Michael Brian Woodmore Address: 59 Terrington Hill, Marlow, Buckinghamshire, United Kingdom UK postcode: SL7 2RE	£0.01 Ordinary Shares Held 0	36,155	11/05/2004
Name: Michael James Woods Address: 24 The Shires, Marshfield, Nr Cardiff, Gwent UK postcode: CF3 2AX	£0.01 Ordinary Shares Held 9,190		
Name: Dermot Francis Woolliscroft Address: 25 Tithe Barn Drive, Bray, Maidenhead, Berkshire, England UK postcode: SL6 2DF	£0.01 Ordinary Shares Held 11,280		
Name: G Wright Address: 2 Pool Cottage, The Green, Tockington, Bristol, United Kingdom UK postcode: BS32 4NN	£0.01 Ordinary Shares Held 0	11,664	26/04/2004

1.6

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CHWP000

COMPANIES FORM No. 123
Notice of increase in nominal capital

123

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03946774

Name of company

* insert full name of company

* RHM Group One Limited

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 30 June 2005 the nominal capital of the company has been increased by £ 365,263.16 beyond the registered capital of £ 184,736.84.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

The additional shares shall rank pari passu with the existing shares of the company.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 1.7.05

Presentor's name address and reference (if any) :

For official Use
General Section | Post room

AXGZT7CY
A56 COMPANIES HOUSE 0448 28/07/05

1.7

RECEIVED

2005 DEC 21 P 2:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

G

CHWP000

COMPANIES FORM No. 122

122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03946774

Name of company

* insert full name of company

* RHM Group One Limited (the "Company")

gives notice that:

By special resolution of the Company passed on 30 June 2005 the authorised share capital of the Company, being 55,000,000 Ordinary Shares of £0.01 each was consolidated and divided so as to become 382,763,160 Ordinary Shares of £0.001 each and 167,236,840 "A" Ordinary Shares of £0.001 each.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 18.7.05

Presentor's name address and reference (if any) :

For official Use (02/00)
General Section | Post room

A56 COMPANIES HOUSE 0446 28/07/05

1.8

RECEIVED
2005 DEC 21 P 2:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RHM GROUP ONE LIMITED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

1 MAY 2004

Company Registration Number 3946774

RHM GROUP ONE LIMITED

FINANCIAL STATEMENTS
FOR THE YEAR ENDED 1 MAY 2004

CONTENTS	PAGE

REPORT OF THE DIRECTORS

The directors present their report and the audited consolidated financial statements for the year ended 1 May 2004.

Principal activities and business review

The principal activities of the group continue to be food manufacturing and distribution.

During the year the group sold its investments in Hayden's Bakeries Limited, Pasta Foods Limited and Three Cooks Limited as disclosed in note 6.

Future developments

The directors do not envisage any major change in the conduct of the business over the next twelve months.

Post balance sheet events

On 19 May 2004, Manor Bakeries Ltd, a wholly owned subsidiary of RHM Group One Ltd, announced that it is to invest over £45m in its operations over a three year period. This will include investment in the company's leading brands and new product development, and closure of facilities at Eastleigh and Stoke.

On 7 July 2004, the group completed renegotiating the terms of the Senior Credit Agreement. This has resulted in a new, supplemental agreement to the original Senior Credit Agreement providing a total facility of £160m, comprising £82m of existing debt and £78m of additional debt. The interest rate on this facility ranges from LIBOR plus 2.25% to LIBOR plus 3.25%. The terms of the total facility require the debt to be repaid over the period to April 2013. The purpose of the additional debt is to prepay £50m of secured bonds, and to fund general working capital requirements and fees.

Results and dividends

The group incurred a loss for the financial year of £56.3m (2003: £43.5m loss as restated). No dividends have been paid during the year (2003: £nil) and the directors do not propose a final dividend for the year (2003: £nil). During the year the group adopted FRS 17 in full (see notes 1 and 27).

Directors

The directors who served the company during the period, and their interests in the Ordinary shares of the company were as follows:

	Number of shares held at 1 May 2004*	**Number of shares held at 3 May 2003****
R P Hanson +	20,819	20,819
K J Terry + (resigned 9 June 2004)	5,204	5,204
J Vazanova +	1,621	1,621
J J M Leahy (appointed 21 June 2004)	-	-
I R McMahon ++	250,000	-
A J Allner (appointed 1 March 2004)++	100,000	-
M J Schurch (resigned 30 June 2004)++	51,648	51,648

* or date of resignation, if earlier.
** or date of appointment, if later.
+ 'A' Ordinary shares held indirectly through Doughty Hanson Funds.
++ Ordinary shares

I R McMahon acquired 250,000 ordinary shares on 8 March 2004 at a price of £0.90 per share and A J Allner acquired 100,000 ordinary shares on 20 April 2004 at a price of £0.90 per share.

Research and development

Applied research and development work continues to be directed towards the introduction of new and improved products, the application of new technology to reduce unit and operating costs and to improve service to customers.

Employees

The group recognises the importance of encouraging all employees to contribute to the achievements of the group. It has a comprehensive set of employment practices designed to achieve that objective. In particular the group's equal opportunities policy is designed to create an environment in which all employees are encouraged to develop their individual potential whatever their sex, race, religion, colour, age or disability. The same opportunities for training, career development and promotion are available to all employees including those with disabilities, in so far as that disability does not prevent them from performing their job or any suitable alternative available job. Applications for employment by disabled persons are always fully considered bearing in mind the respective aptitudes and abilities of the applicant concerned.

Consultation with employees or their representatives takes place at all levels; there is an RHM European Employment Forum (which satisfies the requirements of the European Works Council Directive) and other communication processes appropriate to the group's businesses. These are designed to ensure that employees' views are taken into account when decisions are made that are likely to affect their interests.

The group attaches great importance to the quality of its communication with all employees. Employees are provided with information about the performance of the group through a variety of briefing mechanisms appropriate to their circumstances.

RHM Group Employees' Benefit Trust ('EBT')

As at 1 May 2004, the Trustee of the EBT held 17,155 ordinary shares in the capital of the company (2003: 73,438 shares). During the year, the Trustee purchased 547,684 ordinary shares (2003: 92,274) for an aggregate consideration of £693,928 (2003: £174,057). The shares were purchased from employees ceasing to be employed by the group, in accordance with the company's Articles of Association.

Also during the year, the Trustee transferred 603,967 of these shares (2003: 18,836) to employees for an aggregate consideration of £543,570 (2003: £18,836).

Charitable and political donations

During the year, the group made various charitable donations totalling £55,620 (2003: £111,229). The group made no political donations.

Creditor payment policy

The group's policy is to determine terms and conditions of payment with suppliers when negotiating each transaction, to ensure that suppliers are made aware of the terms and how disputes are to be settled, and to abide by the terms of payment.

The average number of days credit taken by the group for trade purchases at 1 May 2004 was 51 days (2003: 52 days).

The company does not have any trade creditors.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period.

In preparing those financial statements, the directors are required to select suitable accounting policies, and then apply them on a consistent basis, making judgements and estimates that are prudent and reasonable. The directors must also prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business, and ensure that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and enable them to ensure that the financial statements comply with the Companies Act 1985. The directors are also responsible for safeguarding the assets of the group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The company has in force, under Section 379A of the Companies Act 1985, an election dispensing with the laying of accounts and reports before the company in General Meeting, the holding of Annual General Meetings and the obligation to appoint auditors annually.

Going concern

The balance sheet shows the financial position of the group at 1 May 2004. The group has sufficient funding arrangements in place to meet its liquidity requirements and is in a position to service its debt obligations as they fall due. The group is not in breach of any financial covenants or loan agreements. As a result of this and after having made due and careful enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in existence for the foreseeable future. For these reasons, they continue to adopt the going concern basis in the preparation of the financial statements.

Registered office:
Chapel House
Liston Road
Marlow
Buckinghamshire
SL7 1TJ

By order of the board

A J Allner
Director
8 July 2004

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF RHM GROUP ONE LIMITED

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, reconciliation of net cash flow to movement in net debt and reconciliation of movements in shareholders' funds and related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF RHM GROUP ONE LIMITED (continued)

Opinion

In our opinion the financial statements give a true and fair view of the state of the affairs of the company and the group at 1 May 2004 and of the loss and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
8 July 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Year ended 1 May 2004 Before goodwill amortisation and operating exceptional items	Year ended 1 May 2004 Goodwill amortisation and operating exceptional items	Year ended 1 May 2004 Total	Year ended 3 May 2003 Before goodwill amortisation and operating exceptional items As restated	Year ended 3 May 2003 Goodwill amortisation and operating exceptional items	Year ended 3 May 2003 Total As restated
		£m	£m	£m	£m	£m	£m
Turnover							
Continuing operations	2	1,637.3	-	1,637.3	1,630.9	-	1,630.9
Discontinued operations	2	38.4	-	38.4	84.5	-	84.5
	3	1,675.7	-	1,675.7	1,715.4	-	1,715.4
Cost of sales	3	(1,125.9)	-	(1,125.9)	(1,139.6)	-	(1,139.6)
Gross profit		549.8	-	549.8	575.8	-	575.8
Distribution costs	3	(243.2)	-	(243.2)	(284.9)	-	(284.9)
Administrative expenses	3	(176.0)	(59.8)	(235.8)	(166.9)	(51.8)	(218.7)
Other operating income - rent receivable	3	1.7	-	1.7	2.3	-	2.3
Operating profit	4						
Continuing operations	2,3	134.0	(57.6)	76.4	130.5	(50.3)	80.2
Discontinued operations	2,3	(1.7)	(2.2)	(3.9)	(4.2)	(1.5)	(5.7)
		132.3	(59.8)	72.5	126.3	(51.8)	74.5
Share of operating profit in associate				0.1			-
Continuing operations							
Profit/(loss) on disposal of fixed assets				4.6			(4.8)
Discontinued operations							
(Loss)/profit on sale of subsidiaries	6			(11.3)			3.0
Reversal /(creation) of provision for loss on disposal of businesses to be discontinued	6			7.9			(7.9)
				73.8			64.8
Interest receivable and similar income				1.3			1.7
Interest payable and similar charges	7			(110.0)			(118.9)
Other financing (charge)/income	27			(15.6)			0.1
Loss on ordinary activities before taxation				(50.5)			(52.3)
Tax (charge)/credit on loss on ordinary activities	8			(5.6)			8.9
Loss on ordinary activities after taxation				(56.1)			(43.4)
Equity minority interest				(0.2)			(0.1)
Retained loss for the financial year	26			(56.3)			(43.5)

There is no difference between the loss on ordinary activities before taxation and the loss for the year above and their historical cost equivalents.

The notes on pages 12 to 42 form part of these financial statements.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Note	Year ended 1 May 2004 £m	Year ended 3 May 2003 As restated £m
Loss for the year		(56.3)	(43.5)
Actuarial gain/(loss) recognised on the pension schemes	**27**	1.6	(299.4)
Currency translation differences on net foreign currency investments		(1.1)	2.7
Total recognised gains and losses for the year		(55.8)	(340.2)
Prior year adjustment	**26**	(506.4)	-
Total gains and losses recognised since last accounts		(562.2)	(340.2)

The notes on pages 12 to 42 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	Note		Year ended 1 May 2004		Year ended 3 May 2003
		£m	£m	£m	£m
Cash inflow from operating activities	10		176.9		175.7
Returns on investment and servicing of finance					
Interest received		1.1		1.7	
Interest paid		(69.8)		(79.3)	
Interest element of finance leases		(0.1)		(0.1)	
Dividend paid to minority interest		(0.4)		-	
			(69.2)		(77.7)
Taxation					
Tax paid		(3.8)		(4.1)	
Tax received		2.8		5.5	
			(1.0)		1.4
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(46.1)		(70.4)	
Sale of tangible fixed assets		9.5		4.2	
Sale of fixed asset investments		0.1		-	
			(36.5)		(66.2)
Acquisitions and disposals					
Purchase of goodwill		-		(0.5)	
Sale of subsidiary undertakings		0.8		24.2	
			0.8		23.7
			71.0		56.9
Financing					
Debt due within one year					
Repayment of secured loan		(45.4)		(62.2)	
Capital element of finance leases		(0.5)		(0.5)	
Debt due after more than one year					
Repayment of secured loan		-		(64.2)	
Increase in long term borrowings		24.2		-	
			(21.7)		(126.9)
			49.3		(70.0)

The notes on pages 12 to 42 form part of these financial statements.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Note	Year ended 1 May 2004 £m	Year ended 3 May 2003 £m
Movement in cash in the year		49.3	(70.0)
Cash flow from change in debt and lease finance	11	21.7	126.9
Change in net debt resulting from cash flows		71.0	56.9
New finance leases		(2.0)	(0.5)
Adjustment for capitalised debt issuance costs and compound interest		(40.4)	(41.4)
Movement in net debt in the year		28.6	15.0
Opening net debt	11	(984.5)	(999.5)
Closing net debt	11	(955.9)	(984.5)

The notes on pages 12 to 42 form part of these financial statements.

CONSOLIDATED AND COMPANY BALANCE SHEETS

	Note	At 1 May 2004 Group £m	At 3 May 2003 Group As restated £m	At 1 May 2004 Company £m	At 3 May 2003 Company £m
Fixed assets					
Intangible fixed assets	12	490.2	521.4	-	-
Tangible fixed assets	13	489.6	522.4	-	-
Investments	14	0.5	0.5	16.7	16.7
		980.3	1,044.3	16.7	16.7
Current assets					
Stocks	15	90.3	94.5	-	-
Debtors	16	198.0	239.7	-	0.1
Cash	17	134.3	85.0	-	-
		422.6	419.2	-	0.1
Creditors: amounts falling due within one year	18	(409.7)	(428.6)	(0.4)	(0.4)
Net current assets/(liabilities)		12.9	(9.4)	(0.4)	(0.3)
Total assets less current liabilities		993.2	1,034.9	16.3	16.4
Creditors: amounts falling due after more than one year	19	(1,039.8)	(1,040.9)	(2.8)	(2.8)
Provisions for liabilities and charges					
Deferred taxation	21	(28.9)	(28.6)	-	-
Other provisions	22	(18.9)	(13.9)	-	-
Net liabilities excluding pension liability		(94.4)	(48.5)	-	-
Pension liability	27	(525.4)	(515.3)	-	-
Net liabilities including pension liability		(619.8)	(563.8)	13.5	13.6
Capital and reserves					
Called up share capital	25,26	0.2	0.2	0.2	0.2
Share premium account	26	17.2	17.2	17.2	17.2
Profit and loss account	26	(112.2)	(66.5)	(3.9)	(3.8)
Pension reserve	26	(525.4)	(515.3)	-	-
Equity shareholders' (deficit)/funds		(620.2)	(564.4)	13.5	13.6
Equity minority interest		0.4	0.6	-	-
		(619.8)	(563.8)	13.5	13.6

These financial statements were approved by the directors on 8 July 2004, and were signed on their behalf by:

I R McMahon
Director

A J Allner
Director

The notes on pages 12 to 42 form part of these financial statements.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year ended 1 May 2004 £m	Year ended 3 May 2003 As restated £m
Loss for the year	(56.3)	(43.5)
Other recognised gains and losses	0.5	(296.7)
Net decrease in shareholders' funds	(55.8)	(340.2)
Opening shareholders' deficit (originally £58.0m before deducting prior year adjustment of £506.4m relating to the adoption of FRS 17)	(564.4)	(224.2)
Closing shareholders' deficit	(620.2)	(564.4)

The notes on pages 12 to 42 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. **PRINCIPAL ACCOUNTING POLICIES**

Basis of accounting

The financial statements have been prepared under the historical cost convention, the accounting policies set out below, and in accordance with applicable accounting standards. The directors consider that the accounting policies set out below are the most appropriate and have been consistently applied.

The group has adopted one new accounting standard and one amendment to an existing standard:

- FRS 17 – 'Retirement Benefits'; and
- Application note G of FRS 5 – 'Revenue Recognition'

The impact of adopting these standards has been reflected throughout the financial statements. Prior year comparatives have been restated where appropriate.

Basis of consolidation

The consolidated accounts incorporate the accounts of the company and all group undertakings, together with the group's share of the net assets and results of associated undertakings. These are adjusted, where appropriate, to conform to group accounting policies. Acquisitions are accounted for under the acquisition method. The results of companies acquired or disposed of are included in the profit and loss account after, or up to the date that control passes respectively.

Associated undertakings

Associated undertakings are those in which the group has a participating interest and over which it exerts significant influence. The group's share of the results of associated undertakings is included in the consolidated Profit and Loss Account and its interest in their net assets is included in investments in the consolidated balance sheet under the equity method of accounting.

Comparative amounts

The accounts are for the fifty-two weeks ended 1 May 2004. In 2003, the accounts were for the fifty-three weeks ended 3 May 2003.

Turnover

Turnover represents the invoiced value of goods despatched or services rendered to third parties, net of overrider and other sales related discounts and sales related taxes.

Financial Reporting Standard 5 was amended during the year by the addition of a new application note on revenue recognition. Consequently a review of the group's revenue recognition policies was undertaken. For those areas where the existing policy did not comply with the Application Note, the policy has now been amended.. The impact of the change on the current year was a reduction in revenue and operating costs of £33.4 million. The prior year revenue and operating costs have been restated to reflect the change of policies, reducing them by £40.9 million. There has been no impact on profit as a result of these changes.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Goodwill and brands

Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is capitalised. Amortisation is charged so as to write off the cost of assets over periods not exceeding 20 years, in line with the directors' view of their useful economic lives.

The directors have assigned values to the brands held within the group where title is clear, brand earnings are separately identifiable, the brand could be sold separately from the rest of the business and where the brand achieves earnings in excess of those achieved by unbranded products. The acquired value of brands is not amortised as the directors consider that these brands have an indefinite life, and is not written down unless there is permanent impairment in value below cost. Annual results reflect significant direct and indirect expenditure incurred in maintaining the value of brands. The carrying value of acquired brands is reviewed annually by the directors to determine whether there has been any permanent impairment in their values, any such reductions being charged to the Profit and Loss Account. The impairment review involves a comparison of the book amount with the higher of the net realisable value and the value in use. The value in use is measured with reference to cash flows based on future revenue and margin projections discounted at an appropriate rate based on relevant brand strengths.

Fixed assets and depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation. Depreciation is calculated so as to write off the cost or valuation of an asset, less its estimated residual value on a straight line basis, over the useful economic life of that asset as follows:

Computer equipment	Three to seven years
Motor vehicles	Two to six years
Plant and machinery	Two to twenty years
Fixtures and fittings	Two to fifteen years
Short leasehold land and buildings	Length of lease
Freehold buildings and long leasehold land and buildings	Ten to fifty years

Freehold land is not depreciated. Interest on borrowings for fixed assets is not capitalised and is taken to the Profit and Loss Account.

Assets in the course of construction are depreciated when they have been commissioned and brought into operational use.

Stocks and work in progress

Stocks are stated at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items. Cost includes an appropriate proportion of production overheads.

Work in progress is stated on the basis of direct costs plus attributable overheads based on normal levels of activity. Provision is made for any foreseeable losses where appropriate. No element of profit is included in the valuation of work in progress.

Finance lease agreements

Where the company enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated in accordance with the above depreciation policies. Future instalments payable under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the Profit and Loss Account on a straight line basis, and the capital element which reduces the outstanding obligation for future instalments.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Operating lease agreements

Rentals applicable to operating leases are charged against profits on a straight line basis over the period of the lease.

Taxation

The tax charge or credit is based upon the result for the period and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes.

Provision is made for deferred taxation using the full provision approach and is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is not recognised.

Deferred tax is not recognised on unremitted earnings of overseas subsidiaries, associates or joint ventures unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date.

Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is deemed more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Foreign currencies

Transactions in foreign currency are translated into sterling at the rates of exchange ruling at the date of the transaction. Exchange differences (upon transactions) are taken to the Profit and Loss Account.

The results of overseas subsidiary undertakings are translated at the average rate for the period. The assets and liabilities of such undertakings are translated at the period end exchange rates. Any resulting differences are taken to reserves and reported in the Statement of Total Recognised Gains and Losses.

Research and development

Expenditure on research and development is written off to the Profit and Loss Account in the year in which it is incurred.

Government grants

Government grants relating to tangible fixed assets are treated as deferred income and credited to the Profit and Loss Account in equal instalments over the anticipated lives of the assets to which the grants relate.

Pension and post retirement benefits

In the United Kingdom and Eire, the group operates defined benefit schemes funded by both employer and employee contributions. The cost of providing future benefits is assessed annually by an independent, qualified actuary.

1. **PRINCIPAL ACCOUNTING POLICIES (continued)**

Following the full adoption of FRS 17, the regular service cost of providing retirement benefits to employees during the year, together with the cost of any benefits relating to past service is charged to operating profit in the year.

A credit representing the expected return on the assets of the retirement benefit schemes during the year, based on the market value of the assets of the schemes at the start of the financial year, is included in the profit and loss account under 'Other financing (charges)/income'. A charge representing the expected increase in the liabilities of the retirement benefit schemes during the year, arising from the liabilities of the schemes being one year closer to payment, is also included in the profit and loss account under 'Other financing (charges)/income'.

The difference between the market value of assets and the present value of accrued pension liabilities is shown as a liability in the balance sheet.

Differences between actual and expected returns on assets during the year are recognised in the statement of total recognised gains and losses in the year, together with differences arising from changes in assumptions.

Group companies outside the United Kingdom and Eire operate other schemes. Pension costs relating to these schemes are charged in accordance with local best practice using appropriate accounting policies.

Treasury policies and management

The financing and liquidity of the group is managed through a central treasury function, which provides a service to subsidiaries. The group's treasury policies are designed to ensure that adequate financial resources are available for the development of the group's businesses, whilst managing currency, key commodity and interest rate risks.

Derivatives and financial instruments

The group uses derivative financial instruments to manage its exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates. Derivative instruments used by the group include interest rate swaps, forward currency contracts, forward purchase agreements, futures contracts and currency options. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract. Forward currency contracts, forward purchase agreements, futures contracts and currency options are accounted for as hedges, with the instruments' impact on profit deferred until the underlying transaction is recognised in the Profit and Loss Account.

Financial risk management

Treasury systems have been implemented to ensure compliance with the group's financing arrangements. Liquidity risk is managed by a combination of medium and short term cash forecasting processes. These processes are designed to ensure that the group is able to operate within the credit facilities available.

Issue costs

Issue costs incurred directly in connection with the issue of debt are capitalised in the balance sheet, reducing the initial carrying value of debt. These costs are released to the Profit and Loss Account over the term of the debt at a constant rate on the carrying amount.

1. **PRINCIPAL ACCOUNTING POLICIES (continued)**

Investment in own shares

Investment in own shares, held through the RHM Group Employee's Benefit Trust, are shown as fixed asset investments in accordance with FRS 15 and UITF 13. Investments are stated at cost unless there is seen to have been a diminution in value when investments are written down to realisable value.

2. SEGMENTAL ANALYSIS

Analysis by activity

Year ended 1 May 2004	RHM Bread Bakeries £m	RHM Grocery Brands £m	RHM Cake Brands £m	RHM Customer Solutions £m	Corporate £m	Discontinued £m	Total £m
Turnover							
Total sales	790.4	190.0	232.4	476.0	0.4	38.7	1,727.9
Inter-segment sales	(21.7)	(13.6)	(6.8)	(9.4)	(0.4)	(0.3)	(52.2)
Sales to third parties	768.7	176.4	225.6	466.6	-	38.4	1,675.7
Group operating profit/(loss)before exceptional items and goodwill amortisation	50.3	42.6	11.0	42.9	(12.8)	(1.7)	132.3
Operating profit/(loss)	26.4	42.6	8.5	41.1	(42.2)	(3.9)	72.5
Profit /(loss) before interest and tax	28.8	42.6	8.5	44.1	(42.2)	(8.0)	73.8
Net interest							(124.3)
Loss before tax							(50.5)
Operating net assets	184.1	42.0	62.5	130.6	1.6	-	420.8

Year ended 3 May 2003 As restated	RHM Bread Bakeries £m	RHM Grocery Brands £m	RHM Cake Brands £m	RHM Customer Solutions £m	Corporate £m	Discontinued £m	Total £m
Turnover							
Total sales	780.2	194.8	253.1	460.2	0.4	87.8	1,776.5
Inter-segment sales	(21.2)	(18.3)	(7.5)	(10.4)	(0.4)	(3.3)	(61.1)
Sales to third parties	759.0	176.5	245.6	449.8	-	84.5	1,715.4
Group operating profit/(loss) before exceptional items and goodwill amortisation	48.5	39.5	9.4	41.7	(8.6)	(4.2)	126.3
Operating profit/(loss)	28.9	35.7	5.8	40.6	(30.8)	(5.7)	74.5
Profit/(loss) before interest and tax	23.9	36.0	5.7	34.6	(27.8)	(7.6)	64.8
Net interest							(117.1)
Loss before tax							(52.3)
Operating net assets	204.1	49.8	69.8	137.0	(3.8)	3.4	460.3

	2004 £m	2003 £m
Operating net assets comprise:		
Tangible fixed assets	489.6	522.4
Stock	90.3	94.5
Debtors	197.5	222.8
Creditors: amounts falling due within one year	(334.4)	(362.9)
Creditors: amounts falling due after more than one year	(3.3)	(2.6)
Other provisions	(18.9)	(13.9)
Total	420.8	460.3

2. SEGMENTAL ANALYSIS (continued)

Operating net assets exclude loans and overdrafts, obligations under finance leases, corporation tax and accrued interest. Accrued interest included within debtors amounted to £0.1m (2003: £nil). Accrued interest included within creditors: amounts falling due within one year amounted to £10.5m (2003: £11.0m). Accrued interest included within creditors: amounts falling due after more than one year amounted to £4.7m (2003: £4.5m). Non-operating debtors of £0.4m (2003: £14.6m) and non-operating accruals of £0.1m (2003: £14.6m) are also excluded.

Analysis by geographical area

Year ended 1 May 2004	United Kingdom £m	Rest of Europe £m	Rest of World £m	TOTAL £m
Turnover by destination				
Sales to third parties	1,519.9	145.0	10.8	1,675.7
Turnover by origin				
Total sales	1,556.3	139.3	0.3	1,695.9
Inter-segment sales	(18.1)	(2.1)	-	(20.2)
Sales to third parties	1,538.2	137.2	0.3	1,675.7
Group operating profit before exceptional items and goodwill amortisation	124.0	8.3	-	132.3
Operating profit	64.4	8.1	-	72.5
Profit before interest and tax	65.7	8.1	-	73.8
Net Interest				(124.3)
Loss before tax				(50.5)
Operating net assets	397.0	23.8	-	420.8

Year ended 3 May 2003 As restated	United Kingdom £m	Rest of Europe £m	Rest of World £m	TOTAL £m
Turnover by destination				
Sales to third parties	1,556.6	146.9	11.9	1,715.4
Turnover by origin				
Total sales	1,603.5	133.2	0.3	1,737.0
Inter-segment sales	(19.8)	(1.8)	-	(21.6)
Sales to third parties	1,583.7	131.4	0.3	1,715.4
Group operating profit before exceptional items and goodwill amortisation	120.6	5.7	-	126.3
Operating profit	69.1	5.4	-	74.5
Profit before interest and tax	60.4	4.4	-	64.8
Net Interest				(117.1)
Loss before tax				(52.3)
Operating net assets	435.5	24.8	-	460.3

2. SEGMENTAL ANALYSIS (continued)

The group's business segments have been redefined into those disclosed below, including two new segments; RHM Grocery Brands and RHM Cake Brands. The businesses previously disclosed within the RHM Consumer Brands segment are now reported within the segments below. Corporate costs previously allocated to the operating segments are now reported within the Corporate segment. Prior year numbers have been restated accordingly.

RHM Bread Bakeries

RHM Bread Bakeries manufactures and sells bakery products primarily to food retail outlets. The product range extends from plant baked wrapped bread, rolls and bakery snacks, through to frozen part-baked products for subsequent bake off by in-store bakeries or convenience stores, and includes flour and other bakery ingredients produced both for use within the division and external sale.

RHM Grocery Brands

RHM Grocery Brands manufactures and markets a wide range of grocery brands across various sectors of the UK and Irish food market mainly to supermarket customers in the UK and Ireland. The product portfolio includes grocery products including gravymakers, stuffing mixes, salt, Asian cuisine, jams and marmalade.

RHM Cake Brands

RHM Cake manufactures a wide range of branded and unbranded pre-packaged cakes and sweet products, for supply to the food retail industry.

RHM Customer Solutions

RHM Customer Solutions provides tailor-made food product and service solutions to a variety of customers in the retail and foodservice sector, including logistics services, hamburger buns, liquid products, frozen and chilled ready meals, cakes, chilled and frozen desserts, pizza bases, coffee and a range of food ingredients.

Corporate

Corporate relates to costs incurred or credits received which are not specifically associated with the defined business segments.

Discontinued Operations

Discontinued Operations relates to the operations of Hayden's Bakeries Limited, Pasta Foods Limited, Three Cooks Limited, The Enjoy Organic Company Limited and Foxhills Foods, a division of RF Brookes Limited.

3. COST OF SALES, GROSS PROFIT, DISTRIBUTION COSTS, ADMINISTRATIVE EXPENSES AND OTHER OPERATING INCOME

	Year ended 1 May 2004			Year ended 3 May 2003		
	Continuing	Discontinued	Total	Continuing As restated	Discontinued As restated	Total As restated
	£m	£m	£m	£m	£m	£m
Cost of sales	1,104.4	21.5	1,125.9	1,093.2	46.4	1,139.6
Gross profit	532.9	16.9	549.8	537.7	38.1	575.8
Net operating expenses						
Distribution costs	229.0	14.2	243.2	253.6	31.3	284.9
Administrative expenses	229.1	6.7	235.8	206.0	12.7	218.7
Other operating income	(1.6)	(0.1)	(1.7)	(2.1)	(0.2)	(2.3)
	456.5	20.8	477.3	457.5	43.8	501.3
Operating profit/(loss)	76.4	(3.9)	72.5	80.2	(5.7)	74.5

4. OPERATING PROFIT

Operating profit is stated after charging/(crediting):

	Year ended 1 May 2004	Year ended 3 May 2003 As restated
	£m	£m
Staff costs (note 5)	467.3	492.7
Amortisation of goodwill	10.4	10.7
Depreciation of tangible fixed assets excluding exceptional impairments (below)		
- Owned assets	62.1	66.1
- Finance leases	1.3	1.3
- Impairment	0.2	-
Loss/(profit) on disposal of fixed assets	0.3	(0.4)
Amortisation of government grants – capital	(0.5)	(0.7)
Group audit fees and expenses	1.3	1.2
Operating lease costs		
- Land and buildings	16.8	18.2
- Plant and equipment	8.7	8.5
Research and development expenditure	3.4	3.2
Net loss/(gain) on foreign currency translation	0.2	(0.1)
Operating exceptional items		
- Rationalisation and redundancy	16.8	28.2
- Asset impairment	9.8	2.6
- Goodwill and brand impairment (note 12)	20.8	4.1
- Other professional fees	1.5	5.5
- Settlement of insurance claim	(2.4)	-
- Onerous leases	2.9	-
- Other	-	0.7

Fees for non audit services payable to the auditors are £1.6m (2003: £4.3m). The audit fee of £2,000 (2003: £2,000) for the parent company was borne by a subsidiary company.

Rationalisation and redundancy costs principally resulted from the implementation of a range of one off cost reduction initiatives.

5. DIRECTORS AND EMPLOYEES

The information below excludes Ms J Vazanova, Mr K J Terry and Mr R P Hanson, who were employed by Doughty Hanson & Co Ltd, see note 28. No part of their remuneration was specifically attributable to their services to RHM Group One Ltd. In the year ended 1 May 2004 three directors (2003: three) received emoluments in respect of work performed for the group. The aggregate emoluments of the directors were as follows:

	Year ended 1 May 2004 £000	Year ended 3 May 2003 £000
Aggregate emoluments	845	721
Compensation for loss of office	-	1,127
	845	1,848

Two directors (2003: three) have retirement benefits accruing under the group's defined benefit plan.

Highest paid director

The above amounts for remuneration include the following in respect of the highest paid director:

	Year ended 1 May 2004 £'000	Year ended 3 May 2003 £'000
Emoluments	504	321
Compensation for loss of office	-	1,127
	504	1,448

The accrued pension entitlement under the group's defined benefit scheme of the highest paid director at 1 May 2004 was £5,383 (3 May 2003: £291,000).

Included in emoluments are benefits in kind which include the provision of a company car, fuel, medical and life insurance and relocation costs.

No director waived emoluments in respect of the year ended 1 May 2004.

Benefits from the RHM Pension Scheme in respect of I R McMahon and M J Schurch are subject to the statutory earnings cap. In the case of M J Schurch, the company has given a promise that his pension and death benefits shall be as if the limit does not apply. The company is responsible for pension and death benefits in excess of those payable from the Scheme.

5. DIRECTORS AND EMPLOYEES (continued)

The average monthly number of staff employed by the group during the financial period amounted to:

	Year ended 1 May 2004 Number	Year ended 3 May 2003 As restated Number
RHM Bread Bakeries	8,565	8,922
RHM Grocery Brands	1,072	1,179
RHM Cake Brands	3,156	3,341
RHM Customer Solutions	5,032	5,171
Corporate	147	136
Discontinued	581	1,467
	18,553	20,216

The aggregate payroll costs of the above were:

	Year ended 1 May 2004 £m	Year ended 3 May 2003 As restated £m
Wages and salaries	393.8	420.5
Social security costs	39.4	38.4
Other pension costs	34.1	33.8
	467.3	492.7

6. DISPOSALS

(Loss)/profit on sale of subsidiaries

	2004 £m	2003 £m
Discontinued operations		
Proceeds	10.3	38.8
Net assets sold	(21.6)	(28.3)
Goodwill	-	(7.5)
(Loss)/profit on disposal	(11.3)	3.0
Reversal/(creation) of provision for loss on disposal of businesses to be discontinued	7.9	(7.9)
	(3.4)	(4.9)

The group sold Hayden's Bakeries Limited on 1 July 2003 (loss on disposal of £1.6m), Pasta Foods Limited on 3 November 2003 (loss on disposal of £7.1m) and Three Cooks Limited on 7 November 2003 (loss on disposal of £2.6m), all wholly owned subsidiaries.

During the year ended 3 May 2003, a provision of £1.3m for the impairment of goodwill (£0.2m - Hayden's Bakeries Limited and £1.1m - Pasta Foods Limited) and £6.6m for the impairment of other assets (£1.7m - Hayden's Bakeries Limited and £4.9m - Pasta Foods Ltd) was charged to the profit and loss account. In addition, £4.1m of goodwill was impaired in the prior year relating to Three Cooks Limited.

7. INTEREST PAYABLE AND SIMILAR CHARGES

	Year ended 1 May 2004 £m	Year ended 3 May 2003 £m
Interest payable on bank borrowing	10.0	14.8
Finance leases	0.3	0.2
Amortisation of capitalised debt issuance costs	2.1	6.3
Secured bond interest	58.5	61.8
Loan note interest	38.7	35.8
Other	0.4	-
	110.0	118.9

The interest payable on loan notes and bonds relates to sources of finance described in note 19.

8. TAX CHARGE/(CREDIT) ON LOSS ON ORDINARY ACTIVITIES

	Year ended 1 May 2004 £m	Year ended 3 May 2003 As restated £m
UK taxation		
Corporation tax based on the results for the period at 30%	3.9	3.3
Double tax relief	-	(3.3)
Adjustments in respect of prior periods	(0.1)	(2.5)
	3.8	(2.5)
Foreign tax	1.5	1.0
Total current tax	5.3	(1.5)
Deferred tax (note 21)	0.3	(7.4)
Tax charge/(credit) on loss on ordinary activities	5.6	(8.9)

There is no tax charge or credit on the non-operating exceptional items (2003: £nil) consisting of the profit/(loss) on disposal of fixed assets, and the sale of subsidiaries and related disposal provisions.

The tax for the period varies from the standard rate of corporation tax in the UK (30%). The differences are explained below:

	Year ended 1 May 2004 £m	Year ended 3 May 2003 As restated £m
Loss on ordinary activities before tax	(50.5)	(52.3)
Loss on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	(15.1)	(15.7)
Effects of:		
Expenses not deductible for corporation tax purposes	2.3	2.9
Non-deductible financing costs	7.2	-
Amortisation of goodwill, depreciation on property revaluation and brand impairment	9.4	5.4
(Reversal)/creation of provision for loss on disposal of businesses to be discontinued	(2.4)	2.4
Non taxable losses/(gains) on sale of investments	3.4	(0.9)
Depreciation in excess of capital allowances for the period	0.9	7.1
Other provision movements	(0.1)	-
Adjustments in respect of foreign tax rates	(0.2)	(0.2)
Adjustments to tax in respect of prior periods	(0.1)	(2.5)
Total current tax	5.3	(1.5)

9. LOSS ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY

The loss dealt with in the accounts of the parent company was £0.1m (2003: £3.5m loss).

The company has taken advantage of section 230 of the Companies Act 1985 not to publish its own Profit and Loss Account.

10. RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	Year ended 1 May 2004 £m	Year ended 3 May 2003 As restated £m
Operating profit	72.5	74.5
Net pension charge less contributions	(3.9)	1.0
Depreciation charge and fixed asset impairment	73.4	70.0
Loss/(profit) on disposal of fixed assets	0.3	(0.4)
Goodwill amortisation	10.4	10.7
Goodwill and brand impairment	20.8	4.1
Decrease in stocks	0.9	1.2
Decrease/(increase) in debtors	17.5	(0.1)
(Decrease)/increase in creditors	(20.5)	14.7
Increase in provisions	5.5	-
Net cash inflow from operating activities	176.9	175.7

Operating cash flows include outflows of £17.7m relating to operating exceptional items, of which £19.0m relates to rationalisation and redundancy, £1.1m to professional fees and an inflow of £2.4m in settlement of insurance claims.

11. ANALYSIS OF NET DEBT

	At 3 May 2003 £m	Cash flow £m	Other non-cash changes £m	At 1 May 2004 £m
Cash at bank	85.0	49.3	-	134.3
Debt due after one year	(1,032.2)	(24.2)	27.4	(1,029.0)
Debt due within one year	(35.2)	45.4	(67.8)	(57.6)
Finance leases	(2.1)	0.5	(2.0)	(3.6)
	(984.5)	71.0	(42.4)	(955.9)

12. INTANGIBLE FIXED ASSETS

	Goodwill £m	Brands £m	Total £m
Cost			
At 4 May 2003 and 1 May 2004	214.7	340.9	555.6
Amortisation			
At 4 May 2004	34.2	-	34.2
Charge for the year	10.4	-	10.4
Impairment	3.3	17.5	20.8
As at 1 May 2004	47.9	17.5	65.4
Net book value			
At 1 May 2004	166.8	323.4	490.2
At 3 May 2003	180.5	340.9	521.4

12. INTANGIBLE FIXED ASSETS (continued)

An impairment review was carried out on the group's goodwill and brands resulting in impairment charges of £3.3m and £17.5m respectively. The discount rates used in the calculation of value in use for the impaired assets were 7.02% for goodwill and 11.1% to 20.1% for brands.

Company

The company has no intangible fixed assets.

13. TANGIBLE FIXED ASSETS

Group	Freehold and leasehold property £m	Plant and machinery £m	Total £m
Cost			
At 4 May 2003	327.4	920.9	1,248.3
Foreign exchange movements	(0.6)	(1.4)	(2.0)
Additions	14.8	34.1	48.9
Reclassifications	0.1	(0.1)	-
Assets disposed of with subsidiaries	(6.0)	(34.6)	(40.6)
Disposals	(4.4)	(41.2)	(45.6)
At 1 May 2004	331.3	877.7	1,209.0
Depreciation			
At 4 May 2003	93.4	632.5	725.9
Foreign exchange movements	(0.3)	(0.9)	(1.2)
Charge for the year	7.9	55.5	63.4
Reclassifications	0.1	(0.1)	-
Impairment	4.3	5.7	10.0
Assets disposed of with subsidiaries	(3.6)	(31.7)	(35.3)
Disposals	(4.9)	(38.5)	(43.4)
At 1 May 2004	96.9	622.5	719.4
Net book value			
At 1 May 2004	234.4	255.2	489.6
At 3 May 2003	234.0	288.4	522.4

Finance lease agreements

Included within the net book value of £489.6m is £10.8m (2003: £10.3m) relating to assets held under finance lease agreements. The depreciation charged in the year in respect of such assets amounted to £1.3m (2003: £1.3m).

Freehold and leasehold property

The net book value of freehold and leasehold property includes £190.9m (2003: £186.6m) in respect of freehold land and buildings, £12.1m (2003: £15.7m) in respect of long leasehold land and buildings and £31.4m (2003: £31.7m) in respect of short leasehold land and buildings.

Freehold land amounting to £26.5m (2003: £31.0m) is not depreciated. Total fixed assets include assets under construction of £16.2m (2003: £4.3m) which are also not depreciated.

13. TANGIBLE FIXED ASSETS (continued)

Charges upon assets

Charges have been made over certain assets held by the group as part of the group financing arrangements disclosed in note 19.

Company

The company has no tangible fixed assets.

14. INVESTMENTS

Group

	Own shares £m	Associates £m	Total £m
Opening investments	0.1	0.4	0.5
Share of associates profit	-	0.1	0.1
Additions	0.5	-	0.5
Disposals	(0.6)	-	(0.6)
Closing investments	-	0.5	0.5

RHM Group Employee's Benefit Trust ('EBT')

The EBT is funded by means of an interest free loan from a subsidiary company. A dividend waiver is in place on all shares held by the EBT.

As at 1 May 2004, the Trustee of the EBT held 17,155 ordinary shares in the capital of the company (2003: 73,438 shares). The value of the company's shares held by the Trustee of the EBT at 1 May 2004 was £15,439, based on the fair value as at 31 January 2004.

Company

	At 1 May 2004 £m	At 3 May 2003 £m
Opening and closing investments	16.7	16.7

Details of subsidiary companies have been disclosed in note 32.

15. STOCK

Group

	At 1 May 2004 £m	At 3 May 2003 £m
Raw materials	43.4	45.4
Work in progress	0.9	1.1
Finished goods	46.0	48.0
	90.3	94.5

The company has no stocks.

16. DEBTORS

Group	At 1 May 2004 £m	At 3 May 2003 £m
Trade debtors	165.4	182.6
Corporation tax	-	2.3
Tax and social security	14.4	10.8
Other debtors	4.8	22.8
Prepayments and accrued income	13.4	21.2
	198.0	239.7
Company		
Corporation tax	-	0.1
	-	0.1

Debtors for the group include the following amounts falling due after more than one year:

Group	At 1 May 2004 £m	At 3 May 2003 £m
Other debtors	1.1	1.2
Prepayments and accrued income	0.1	0.1
	1.2	1.3

The company has no debtors falling due after more than one year.

17. CASH

Included within cash of £134.3m (2003: £85.0m) is an amount of £23.0m (2003: £nil) held by the group's solicitors in an interest bearing client account. The amount held is subject to irrevocable instructions on the future use of the funds. The funds will be used to repay £23m of the secured loan notes disclosed in notes 19 and 20 to the accounts on 28 August 2004.

18. CREDITORS: amounts falling due within one year

Group	At 1 May 2004 £m	At 3 May 2003 £m
Bank loans (secured)	11.6	11.7
Other loans	45.9	23.5
Trade creditors	220.9	255.9
Bills of exchange payable	4.0	3.6
Finance leases	0.8	0.5
Corporation tax	6.4	4.4
Other tax and social security	15.6	15.9
Other creditors	34.0	42.5
Accruals and deferred income	70.5	70.6
	409.7	428.6
Company		
Overdraft	0.4	0.3
Other creditors	-	0.1
	0.4	0.4

19. CREDITORS: amounts falling due after more than one year

Group	At 1 May 2004 £m	At 3 May 2003 As restated £m
Bank loans (secured)	92.8	88.8
Other loans	936.2	943.4
Finance leases	2.8	1.6
Other creditors	0.3	0.3
Accruals and deferred income	7.7	6.8
	1,039.8	1,040.9

Company		
Amount owing to group undertakings	2.8	2.8

Included within accruals and deferred income for the group above is an amount of £3.6m (2003: £3.4m) relating to interest accrued in respect of unsecured subordinated loan notes. These loan notes are included in other loans above.

Bank and other loans - maturity analysis

	At 1 May 2004		At 3 May 2003	
	Bank loans £m	Other loans £m	Bank loans £m	Other loans £m
Amounts falling due:				
Between 1 and 2 years	12.3	19.0	12.8	25.0
Between 2 and 5 years	72.0	51.9	47.9	60.6
Over 5 years	8.5	865.3	28.1	857.8
Total	92.8	936.2	88.8	943.4

Bank and other loans

	At 1 May 2004			At 3 May 2003		
Description	Term	Interest rate	Principal £m	Term	Interest rate	Principal £m
Unsecured Subordinated Loan Notes	2011	10.00%	414.8	2011	10.00%	376.3
Senior Credit Agreement	2007 to 2009	6.03% to 7.53%	80.6	2007 to 2009	5.39% to 6.89%	100.2
Revolving Credit Facility*	2007	-	-	2007	-	-
Secured Loan Notes	2011 to 2020	7.32% to 11.50%	566.5	2004 to 2020	6.60% to 11.50%	589.9
Other Loans	2005 to 2014	Interest free to 5.69%	24.6	2005 to 2009	Interest free to 8.40%	1.0
Revolving Credit Facility**	2022	-	-	2022	-	-
			1,086.5			1,067.4

19. CREDITORS: amounts falling due after more than one year (continued)

* The facility available at 1 May 2004 was £30m (2003: £30m). Commitment fees on the undrawn portion are payable at a rate of 0.75% (2003: 0.75%)

** The facility available at 1 May 2004 was £95m (2003: £95m). Commitment fees on the undrawn portion are payable at a rate of 0.875% (2003: 0.875%)

The Unsecured Subordinated Loan Notes are repayable at nominal value together with accumulated interest in August 2011, or earlier with the permission of noteholders holding the majority of notes then outstanding.

The obligations under the Senior Credit Agreement are required to be guaranteed by each of the members of the group that is party to the agreement. Each charging subsidiary has granted security over substantially all of its assets, including properties, bank accounts, insurances, debts and shares, and a floating charge over all of its assets.

The obligations under the Secured Loan Notes are secured on the assets and cash flows of the subsidiaries of the RHM Foodbrands + sub-group.

20. FINANCIAL INSTRUMENTS

Objectives, policies and strategies

RHM has the following treasury risks:

- Interest rate
- Liquidity
- Credit
- Foreign exchange
- Key commodity price

RHM makes prudent use, where appropriate, of financial instruments and derivatives (for example interest rate swaps and forward foreign exchange contracts) to manage material financial exposures associated with its trading activity, and does not engage in any speculative transactions.

Interest rate risk

RHM's policy in respect of exposure to interest rate fluctuations is to use interest rate derivatives in order to hedge, at an appropriate level, interest payable on floating rate notes and senior credit facilities. The overall percentage of fixed rate borrowings to total borrowings was 90% in 2004 (2003: 100%).

Liquidity risk

RHM aims to ensure certainty of funding together with a cost effective borrowing structure. The policy is to ensure that projected net borrowing requirements are met by committed facilities. Details of current long term borrowings are disclosed in note 18. Short term funding is managed via offset arrangements and drawdowns under the revolving credit facilities (see note 19).

Credit risk

Surplus cash is invested on short term deposits with AAA rated credit institutions.

20. FINANCIAL INSTRUMENTS (continued)

Foreign exchange risk

RHM's exposure to foreign exchange risk is restricted to trading activities and is minimal as the group is mainly UK based and sells to mainly UK customers. RHM uses forward foreign exchange contracts and currency options to manage this risk.

Key commodity price risk

Commodity price risk arises in connection with the purchase of raw materials such as wheat. RHM uses derivatives such as futures contracts and currency options to manage this risk.

Short-term debtors and creditors and onerous lease provisions

Short-term debtors and creditors (other than bank loans, bank overdrafts, other loans and finance leases) and onerous lease provisions of £3.8m (2003: £1.5m) have been excluded from all the following disclosures, other than the currency risk disclosures. The onerous lease provisions meet the definition of financial liabilities and no interest is paid on these liabilities.

Interest rate risk profile of financial liabilities

The interest rate risk profile of the group's financial liabilities, after taking account of the interest rate swaps used to manage the interest rate profile, was:

			At 1 May 2004			At 3 May 2003
	Sterling	Euro	Total	Sterling	Euro	Total
	£m	£m	£m	£m	£m	£m
Floating rate financial liabilities	106.0	1.9	107.9	-	-	-
Fixed rate financial liabilities	1,004.7	1.0	1,005.7	1,093.7	1.5	1,095.2
Financial liabilities on which no interest is paid	0.5	0.2	0.7	0.7	-	0.7
	1,111.2	3.1	1,114.3	1,094.4	1.5	1,095.9

Included in the analysis above, 100% (2003: 100%) of interest payable on floating rate notes and nil% (2003: 100%) on the senior credit agreement has been fixed in accordance with group policy. Floating rate liabilities include short term overdraft facilities.

Fixed rate financial liabilities

			At 1 May 2004			At 3 May 2003
	Sterling	Euro	Total	Sterling	Euro	Total
Weighted average interest rate (%)	9.93	5.68	9.93	9.69	7.30	9.69
Weighted average period for which rate is fixed (years)	10	5	10	10	5	10

20. FINANCIAL INSTRUMENTS (continued)

Interest rate risk of financial assets

	At 1 May 2004			At 3 May 2003		
	Sterling	Euro	Total	Sterling	Euro	Total
	£m	£m	£m	£m	£m	£m
Cash at bank and in hand	124.4	9.9	134.3	83.1	1.9	85.0
	124.4	9.9	134.3	83.1	1.9	85.0
Floating rate financial asset			134.3			85.0

The floating rate financial assets and liabilities are based on LIBOR for sterling and EURIBOR for Euro equivalent amounts.

Maturity of financial liabilities

The maturity profile of the carrying amount of the group's financial liabilities was as follows:

At 1 May 2004	Senior credit agreement	Secured loan notes	Other liabilities	Unsecured subordinated loan notes	Total
	£m	£m	£m	£m	£m
Within 1 year or on demand	12.3	57.2	0.9	-	70.4
Between 1 and 2 years	12.6	19.8	0.8	-	33.2
Between 2 and 5 years	48.6	53.9	25.5	-	128.0
Amounts more than 5 years	8.5	454.5	1.2	418.5	882.7
	82.0	585.4	28.4	418.5	1,114.3
Percentage within 5 years	90%	22%	96%	0%	21%
Percentage over 5 years	10%	78%	4%	100%	79%

At 3 May 2003	Senior credit agreement	Secured loan notes	Other liabilities	Unsecured subordinated loan notes	Total
	£m	£m	£m	£m	£m
Within 1 year or on demand	12.5	35.1	0.8	-	48.4
Between 1 and 2 years	13.4	26.0	0.7	-	40.1
Between 2 and 5 years	48.6	63.0	1.1	-	112.7
Amounts more than 5 years	28.1	486.4	0.4	379.8	894.7
	102.6	610.5	3.0	379.8	1,095.9
Percentage within 5 years	73%	20%	87%	0%	18%
Percentage over 5 years	27%	80%	13%	100%	82%

20. FINANCIAL INSTRUMENTS (continued)

Borrowing facilities

The group has undrawn committed borrowing facilities, all of which attract interest at a floating rate. These facilities attract commitment fees at market rate. The facilities available at 1 May 2004 in respect of which all conditions precedent have been met, were as follows:

	Year ended 1 May 2004 £m	Year ended 3 May 2003 £m
Expiring in more than two years	111.4	127.1

Fair values of financial assets and liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the group's financial assets and financial liabilities at 1 May 2004 and 3 May 2003. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale, and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. Set out in the table below is a summary of methods and assumptions used for each category of financial instrument.

	At 1 May 2004		At 3 May 2003	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial instruments held or issued to finance the group's operations:				
Short-term borrowings	(70.4)	(72.1)	(48.4)	(49.4)
Long-term borrowings	(1,043.9)	(965.7)	(1,047.5)	(947.1)
Cash at bank and in hand	134.3	134.3	85.0	85.0
Derivative financial instruments held to manage the interest rate and currency profit:				
Interest rate swaps	-	(7.2)	-	(19.1)

Included in the above analysis are liabilities with a book value of £528.9m (2003: £485.4m) which are not traded in an open market. In order to establish the fair value of these liabilities, the expected future cash flows were discounted at estimated rates specific to each liability and determined through the consideration of a number of factors including changes in the issuer and the market since issue and the collateral supporting and repayment period of each loan. Loans with a book value of £418.5m (2003: £379.8m) are particularly sensitive to the discount rate used, as the principal and the total interest compounded over the life of the loan, are repayable in one lump sum at the end of the period. A discount rate of 14.5% (2003: 14.5%) has been applied by taking into account the high coupon payable and reflects the higher risk associated with these loans as a consequence of the significant debt burden in the company. A 1% increase in the discount rate used would result in a reduction of £18.8m (2003: £18.7m) in the fair value of the loan as disclosed.

Excluded from the above analysis are onerous lease provisions of £3.8m (2003: £1.5m) for which the fair value is equal to the book value.

The fair value of the interest rate swap agreement has been calculated on a mark to market basis.

The fair value of current asset investments is based on the expected proceeds.

20. FINANCIAL INSTRUMENTS (continued)

Losses on hedges at 1 May 2004 of £0.4m (2003: £3.2m) are expected to be shown in the income statement for the year ended 30 April 2005.

Currency risk

After taking account of all forward foreign currency financial instruments, all monetary assets and liabilities are denominated in the same currency as the functional currency of the operation involved.

21. DEFERRED TAXATION

Group	**At 1 May 2004** **£m**	**At 3 May 2003** **As restated** **£m**
Opening provision	28.6	36.9
Movement during the period (see note 8)	0.3	(7.4)
Disposed of with subsidiary companies	-	(0.9)
Closing provision	28.9	28.6

The company had no deferred tax provision.

The provision for deferred taxation consists of the tax effect of timing differences in respect of:

	At 1 May 2004 **£m**	**At 3 May 2003** **As restated** **£m**
Accelerated capital allowances	31.0	30.9
Short-term timing differences	(2.1)	(2.3)
	28.9	28.6

Factors that may affect future tax charges

Provision has not been made for tax that would arise in the event of distributions being made out of residual profits of overseas subsidiaries where there is no plan to make such distributions.

In the event of a sale of the brands (referred to in note 12), at their book value, the maximum corporation tax payable on chargeable gains arising is estimated to be in the region of £96m (2003: £100m). The directors have no intention of selling the brands.

In the event of a sale of the revalued properties (included in note 13) at their net book value, no liability is expected to arise due to the availability of indexation allowances and capital losses.

There is no other unprovided deferred tax, except in respect of pensions (see note 27).

22. OTHER PROVISIONS

Group	**At 1 May 2004** **£m**	**At 3 May 2003** **£m**
Opening provision	13.9	13.0
Utilised in the period	(10.9)	(23.0)
Profit and loss charge	16.4	24.2
Disposed of with subsidiary companies	(0.5)	(0.3)
Closing provision	18.9	13.9

22. OTHER PROVISIONS (continued)

The closing provision balance comprises:	At 1 May 2004 £m	At 3 May 2003 £m
Restructuring and redundancy	6.8	9.9
Onerous leases	3.8	1.5
Unfunded pension liability	2.1	1.1
Other	6.2	1.4
	18.9	13.9

The majority of the restructuring and redundancy provision costs are expected to be incurred during the next financial year.

The costs associated with the onerous lease provisions will be incurred over a number of years, in accordance with the length of the leases.

The costs associated with the unfunded pension liability will be incurred as the related employees retire.

Other provisions include dilapidations, litigation and minor customer claims. Costs associated with these provisions will be incurred within the next one to ten years.

The company has no provisions.

23. COMMITMENTS UNDER FINANCE LEASE AGREEMENTS

Future commitments under finance lease agreements are as follows:

	At 1 May 2004 £m	At 3 May 2003 £m
Amounts payable:		
Within 1 year	0.9	0.7
Between 2 and 5 years	2.0	1.7
After more than 5 years	1.3	0.1
	4.2	2.5
Less interest and finance charges relating to future periods	(0.6)	(0.4)
	3.6	2.1

The company has no commitments under finance lease agreements.

24. COMMITMENTS UNDER OPERATING LEASES

Group

The group had annual commitments under non-cancellable operating leases as set out below:

		At 1 May 2004		At 3 May 2003
	Land and buildings	Plant, equipment and motor vehicles	Land and buildings	Plant, equipment and motor vehicles
	£m	£m	£m	£m
Operating leases which expire:				
Within 1 year	0.7	1.3	0.8	1.2
Between 2 to 5 years	2.3	5.4	4.9	7.0
After more than 5 years	13.2	0.1	13.2	0.1
	16.2	6.8	18.9	8.3

The company has no commitments under operating lease agreements.

25. SHARE CAPITAL

		At 1 May 2004		At 3 May 2003
	Number	£	Number	£
Authorised				
"A" Ordinary shares of £0.01 each	16,723,684	167,237	16,723,684	167,237
Ordinary shares of £0.01 each	1,750,000	17,500	1,750,000	17,500
	18,473,684	184,737	18,473,684	184,737
Allotted, called up and fully paid				
"A" Ordinary shares of £0.01 each	15,800,000	158,000	15,800,000	158,000
Ordinary shares of £0.01 each	1,562,500	15,625	1,562,500	15,625
	17,362,500	173,625	17,362,500	173,625

There are no differences between the rights and restrictions of the "A" Ordinary shares and the Ordinary shares.

Share Options

On 31 August 2000, Mr P N Wilkinson, a former director, was granted an option to subscribe for 187,500 of the company's Ordinary shares at an option price of £1 each. The option is exercisable on any date between the date of grant and a "Specified Date", and lapses on the earlier of the Specified Date (if not exercised on that date), or 31 August 2010. The Specified Date is the earlier of 18 months following the date on which the company's shares become freely traded in the open market or the date on which an agreement for the sale of the group becomes unconditional in all respects.

26. SHARE CAPITAL AND RESERVES

Group	Share Capital	Share premium account	Profit & loss account As restated	Pension reserve As restated	Total
	£m	£m	£m	£m	£m
At 4 May 2003 as previously reported	0.2	17.2	(75.4)	-	(58.0)
Prior year adjustment	-	-	8.9	(515.3)	(506.4)
At 4 May 2003 as restated	0.2	17.2	(66.5)	(515.3)	(564.4)
Loss for the year	-	-	(44.6)	(11.7)	(56.3)
Actuarial gain recognised on the pension schemes	-	-	-	1.6	1.6
Foreign exchange differences	-	-	(1.1)	-	(1.1)
At 1 May 2004	0.2	17.2	(112.2)	(525.4)	(620.2)

Company	Share Capital	Share premium account	Profit & loss account	Pension Reserve	Total
	£m	£m	£m	£m	£m
At 4 May 2003	0.2	17.2	(3.8)	-	13.6
Loss for the year	-	-	(0.1)	-	(0.1)
At 1 May 2004	0.2	17.2	(3.9)	-	13.5

Prior year adjustment

The prior year adjustment relates to the implementation of FRS 17 and FRS 5 Application Note G.

The adoption of FRS 17 has resulted in a decrease in staff costs of £3.9m (2003: £11.7m), an increase in other financing charges of £15.6m (2003: a decrease of £0.1m), an increase in the tax charge of £nil (2003: £3.8m), an increase in the loss for the year of £11.7m (2003: a decrease in the loss of £8.0m) and an increase in total recognised gains and losses of £1.6m (2003: a decrease of £299.4m).

The adoption of FRS 5 Application Note G has resulted in a reduction in revenue and operating costs of £33.4m (2003: £40.9m). There has been no impact on profit as a result of these changes.

27. PENSION AND OTHER POST RETIREMENT BENEFITS

The group has adopted FRS 17 during the year which has required a change in the method of accounting for retirement benefits.

UK Scheme

The group operates one main pension scheme for its UK employees which is a defined benefit scheme. The scheme's assets are held separately from the assets of the group and are administered by trustees and managed professionally.

The latest valuation of the scheme was made at 5 April 2002 and has been updated to take account of the requirements of FRS 17 in order to assess the assets and liabilities of the scheme as at 1 May 2004.

27. PENSION AND OTHER POST RETIREMENT BENEFITS (continued)

Eire Scheme

The companies in the group based in Eire contribute to two separate defined benefit plans covering most employees. The assets of the plans are held in separate funds administered by trustees. The latest actuarial valuations of the plans were as at 1 May 2002 and 6 April 2003.

Other Schemes

Other companies outside the United Kingdom and Eire operate defined benefit plans or consider that state benefits are adequate. Full provision is made for liabilities arising under defined benefit schemes, as calculated in accordance with actuarial advice.

A provision has been made for the unfunded pension liability arising in respect of certain employees, whose earnings are above the permitted maximum as defined in Section 590C ICTA 1988.

The major assumptions used by the actuaries were:

	At 1 May 2004	At 3 May 2003	At 27 April 2002
Rate of increase in salaries	3.90%	3.50%	4.20%
Rate of increase benefits in payment	3.40%	3.25%	3.25%
Discount rate	5.70%	5.50%	5.90%
Inflation assumption	2.90%	2.50%	2.70%

The assumptions are expressed as appropriately weighted averages.

The total assets in the schemes, the expected rates of return and the present value of the schemes' liabilities were:

	Long-term rate of return expected at 1 May 2004	Value at 1 May 2004 £m	Long-term rate of return expected at 3 May 2003	Value at 3 May 2003 £m	Long-term rate of return expected at 27 April 2002	Value at 27 April 2002 £m
Equities	7.6%	841.8	7.6%	761.5	7.7%	892.0
Bonds	5.3%	552.5	4.9%	508.4	5.4%	552.0
Property	7.6%	34.9	-	-	-	-
Other	2.9%	6.6	2.8%	6.6	2.7%	9.0
Total market value of assets		1,435.8		1,276.5		1,453.0
Present value of schemes' liabilities		(1,961.2)		(1,791.8)		
Deficit in the schemes		(525.4)		(515.3)		

The assumptions for all schemes are expressed as asset weighted averages.

Tax relief will be claimed on future contributions made to the pension schemes by the companies within the group when those contributions are paid.

The directors do not currently consider it prudent to recognise the potential deferred tax asset of £157.6m (2003: £154.6) on the deficit. The position will be reviewed in future years.

27. PENSION AND OTHER POST RETIREMENT BENEFITS (continued)

Movement in deficit during the year

	2004 £m	2003 £m
Deficit in the schemes at the beginning of the year	(515.3)	(215.0)
Movement in the year:		
Current service cost	(34.1)	(33.8)
Employer contributions	38.0	32.8
Other financing (charge)/income	(15.6)	0.1
Actuarial gain/(loss)	1.6	(299.4)
Deficit in the schemes at the end of the year	(525.4)	(515.3)

Analysis of the amount charged to operating profit

	2004 £m	2003 £m
Current service cost	34.1	33.8
Past service cost	-	-
Total operating charge	34.1	33.8

Analysis of the amount credited to other financing (charge)/income

	2004 £m	2003 £m
Expected return on pension schemes' assets	81.7	97.6
Interest on pension schemes' liabilities	(97.3)	(97.5)
Net return	(15.6)	0.1

Analysis of amount recognised in the statement of total recognised gains and losses

	2004 £m	2003 £m
Actual return less expected return on pension schemes' assets	106.6	(243.1)
Experience gains and losses arising on the schemes' liabilities	(108.8)	(0.7)
Changes in the assumptions underlying the present value of the schemes' liabilities	3.8	(55.6)
Actuarial loss recognised in the statement of total recognised gains and losses	1.6	(299.4)

27. PENSION AND OTHER POST RETIREMENT BENEFITS (continued)

History of experience gains and losses

	2004	2003
Difference between the expected and actual return on schemes' assets:		
Amount (£m)	106.6	(243.1)
Percentage of schemes' assets at the end of the year	7.4%	(19.0%)
Experience gains and losses on schemes' liabilities:		
Amount (£m)	(108.8)	(0.7)
Percentage of schemes' liabilities at the end of the year	(5.5%)	(0%)
Total amount recognised in the statement of total recognised gains and losses:		
Amount (£m)	1.6	(299.4)
Percentage of schemes' liabilities at the end of the year	0.1%	(16.7%)

28. CAPITAL COMMITMENTS

Group	At 1 May 2004 £m	At 3 May 2003 £m
Contracts placed for future capital expenditure not provided in the financial statements	24.7	12.3

The company has no capital commitments.

29. ULTIMATE CONTROLLING PARTY

Doughty Hanson & Co Limited has a controlling interest in RHM Group One Limited.

30. RELATED PARTY TRANSACTIONS

The group has taken advantage of the exemption available under FRS 8 'Related Party Transactions' not to disclose transactions with the ultimate controlling party.

31. POST BALANCE SHEET EVENTS

On 19 May 2004, Manor Bakeries Ltd, a wholly owned subsidiary of RHM Group One Ltd, announced that it is to invest over £45m in its operations over a three year period. This will include investment in the company's leading brands and new product development, and closure of facilities at Eastleigh and Stoke.

On 7 July 2004, the group completed renegotiating the terms of the Senior Credit Agreement. This has resulted in a new, supplemental agreement to the original Senior Credit Agreement providing a total facility of £160m, comprising £82m of existing debt and £78m of additional debt. The interest rate on this facility ranges from LIBOR plus 2.25% to LIBOR plus 3.25%. The terms of the total facility require the debt to be repaid over the period to April 2013. The purpose of the additional debt is to prepay £50m of secured bonds, and to fund general working capital requirements and fees.

32. LIST OF SUBSIDIARY AND ASSOCIATE UNDERTAKINGS

With the exception of RHM Group Two Limited, which is owned 100% by RHM Group One Limited, all shares in group companies are held indirectly by RHM Group One Limited.

Trading companies	Country of incorporation	Holding	Class of share
Avana Bakeries Ltd	England and Wales	100%	Ordinary
British Bakeries Ltd	England and Wales	100%	Ordinary
Centura Foods Ltd	England and Wales	100%	Ordinary
Charnwood Foods Ltd	England and Wales	100%	Ordinary
Charnwood Foods SL.	Spain	100%	Ordinary
Golden West Foods Ltd	England and Wales	100%	Ordinary
Golden West Foods NV	Belgium	100%	Ordinary
Granary South Pacific (PTY) Ltd	Australia	100%	Ordinary
Hayden's Bakeries Ltd *(a)*	England and Wales	100%	Ordinary
Heligold SL	Spain	70%	Ordinary
Holgran Ltd *(b)*	England and Wales	100%	Ordinary
Kildorough Ltd	Ireland	100%	Ordinary
Le Pain Croustillant Ltd	England and Wales	100%	'A'&'B' Ordinary
Manor Bakeries Ltd	England and Wales	100%	Ordinary
Martine Specialites S.A.S	France	100%	Ordinary
Pasta Foods Ltd *(c))*	England and Wales	100%	Ordinary
R.F. Brookes Ltd	England and Wales	100%	Ordinary
Rank Hovis Ltd	England and Wales	100%	Ordinary
RGB Coffee Ltd	England and Wales	100%	Ordinary
RHM Foodservice Ltd	England and Wales	100%	Ordinary
RHM Frozen Foods Ltd	England and Wales	100%	Ordinary
RHM Ireland Ltd	Ireland	100%	Ordinary
RHM Technology Ltd	England and Wales	100%	Ordinary
Robertson's – Ledbury Preserves Ltd	England and Wales	100%	Ordinary
S.T.I. (U.K.) Ltd	England and Wales	97%	Ordinary
Sofrapain S.A.S	France	100%	Ordinary
The Enjoy Organic Company Ltd *(d)*	England and Wales	100%	Ordinary
Three Cooks Ltd *(e)*	England and Wales	100%	Ordinary
Intermediate holding companies and other subsidiaries	**Country of incorporation**	**Holding**	**Class of share**
CF (IP) Ltd	England and Wales	100%	Ordinary
London Superstores Ltd	England and Wales	100%	Ordinary
Martine Polska Z.o.o.	Poland	100%	Ordinary
MB (IP) Ltd	England and Wales	100%	Ordinary
Ranks Hovis McDougall Ltd	England and Wales	100%	Ordinary
RHBB (IP) Ltd	England and Wales	100%	Ordinary
RHM Finance Ltd	Cayman Islands	100%	Ordinary
RHM Food Solutions Ltd	England and Wales	100%	Ordinary
RHM Foodbrands+ Ltd	England and Wales	100%	Ordinary
RHM Group Three Ltd	England and Wales	100%	Ordinary
RHM Group Two Ltd	England and Wales	100%	Ordinary
RHM Holdings Ireland Ltd	Ireland	100%	Ordinary
RHM Ltd	England and Wales	100%	Ordinary
RHM Overseas Ltd	England and Wales	100%	Ordinary
RHM Property Company (Ayr) Ltd *(f)*	England and Wales	100%	Ordinary
RHM Property Company (Cambridge) Ltd *(f)*	England and Wales	100%	Ordinary
RHM Property Company One Ltd *(f)*	England and Wales	100%	Ordinary
RHM Property Holding Company Ltd *(f)*	England and Wales	100%	'A' Ordinary
RHM Property Holding Company Ltd *(f)*	England and Wales	0%	'B' Ordinary
TGP 182 Ltd	England and Wales	100%	Ordinary

32. LIST OF SUBSIDIARY AND ASSOCIATE UNDERTAKINGS (continued)

Non trading companies	Country of incorporation	Holding	Class of share
Alpha Cereals Unlimited	England and Wales	100%	Ordinary
Associated Family Bakers (Surrey) Ltd	England and Wales	100%	Ordinary
Associated Family Bakers (Surrey) Ltd	England and Wales	100%	Preference
Atora Ltd	England and Wales	100%	Ordinary
Atora Merchandising (Ireland) Ltd	Ireland	100%	Ordinary
Avana Group (Trustees) Ltd	England and Wales	100%	Ordinary
Bisto (Ireland) Ltd	Ireland	100%	Ordinary
Bisto Foods Ltd	England and Wales	100%	Ordinary
Bisto Ltd	England and Wales	100%	Ordinary
Brand & Co., Ltd	England and Wales	100%	Ordinary
Cerebos (Ireland) Ltd	Ireland	100%	Ordinary
Cerebos Ltd	England and Wales	100%	Ordinary
European Food Solutions Ltd	England and Wales	100%	Ordinary
Federal Bakeries Ltd	England and Wales	100%	Ordinary
Fleming Howden Ltd	England and Wales	100%	Ordinary
Food Brands Plus Ltd	England and Wales	100%	Ordinary
Frank Cooper Ltd	England and Wales	100%	Ordinary
Gateaux Ltd	Ireland	100%	Ordinary
Global Dough Partners Ltd	England and Wales	100%	Ordinary
Grocery International Ltd	England and Wales	100%	Ordinary
Grocery Logistics Ltd	England and Wales	100%	Ordinary
Hovis Ltd	England and Wales	100%	Ordinary
J.A. Sharwood & Co., Ltd	England and Wales	100%	Ordinary
JA Sharwood & Co., (Ireland) Ltd	Ireland	100%	Ordinary
RHM SC One Ltd *(g)*	England and Wales	100%	Ordinary
James Robertson & Sons Ltd	England and Wales	100%	Ordinary
Joseph Rank Ltd	England and Wales	100%	Ordinary
Kevany Ltd	Ireland	100%	Ordinary
Lyons Cakes Ltd	England and Wales	100%	Ordinary
Manor Caterers Ltd *(e)*	England and Wales	100%	Ordinary
McDougalls Foods Ltd	England and Wales	100%	Ordinary
McDougalls Ltd	England and Wales	100%	Ordinary
Mr Kipling Ltd	England and Wales	100%	Ordinary
Ormeau Bakery Ltd	England and Wales	100%	Ordinary
Paxo (Ireland) Ltd	Ireland	100%	Ordinary
Paxo Ltd	England and Wales	100%	Ordinary
R F Foods Limited	England and Wales	100%	Ordinary
RHM Bread Bakeries Limited	England and Wales	100%	Ordinary
RHM Consumer Brands Limited	England and Wales	100%	Ordinary
RHM Customer Solutions Limited	England and Wales	100%	Ordinary
RHM Direct Deliveries Ltd	England and Wales	100%	Ordinary
RHM European Food Solutions Ltd	England and Wales	100%	Ordinary
RHM Food Brands Plus Ltd	England and Wales	100%	Ordinary
RHM Foods Limited	England and Wales	100%	Ordinary
RHM Group Four Ltd	England and Wales	100%	Ordinary
RHM Group Trustee Ltd	England and Wales	100%	Ordinary
RHM Pension Trust Ltd	England and Wales	100%	Ordinary
RHM Pension Trustees Ltd	England and Wales	100%	Ordinary

32. LIST OF SUBSIDIARY AND ASSOCIATE UNDERTAKINGS (continued)

Non trading companies (continued)	Country of incorporation	Holding	Class of share
RHM Trustees Ltd	England and Wales	100%	Ordinary
Robertson Foods Ltd	England and Wales	100%	Ordinary
Saxa (Ireland) Ltd	Ireland	100%	Ordinary
Sebon Ltd	England and Wales	100%	Ordinary
Sitoni Foods Ltd	England and Wales	100%	Ordinary
Supreme Salt Company Ltd	England and Wales	100%	Ordinary
The Family Loaf Bakery Ltd	England and Wales	100%	'A'&'B' Ordinary
The Family Loaf Bakery Ltd	England and Wales	93.6%	Preference
The Yorkshire Pudding Company Ltd	England and Wales	100%	Ordinary
Tiffany Foods Ltd	England and Wales	100%	Ordinary
Tiffany Sharwood's Frozen Foods Ltd	England and Wales	100%	Ordinary
Associates	**Country of incorporation**	**Holding**	**Class of share**
Staper Ltd	England and Wales	50%	'B'Ordinary

(a) Sold 1 July 2003
(b) Ceased trading 1 May 2004
(c) Sold 3 November 2003
(d) Ceased trading 4 May 2003
(e) Sold 7 November 2003
(f) Acquired on 27 April 2004
(g) Changed name from James Marshall (Glasgow) Ltd on 21 November 2003

1.9

1.10

BLUEPRINT 2000

RECEIVED
2005 DEC 21 P 2:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3946774

Company Name in full RHM plc

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	01 09 2005
† Date of Birth (Day Month Year)	11 06 1954
Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Roger John
Surname	Matthews
Previous forename(s)	
Previous surname(s)	
††Usual residential address	33 Holborn
Post town	London
Postcode	EC1N 2HT
County / Region	
Country	United Kingdom
† Nationality	British
† Business occupation	Director
† Other directorships (additional space next page)	See attached schedule

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 28.09.2005

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12.10.05

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

The Company Secretary's Office, RHM Group Limited,
Chapel House, Liston Road, Marlow, Buckinghamshire,
SL7 1TJ Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number	3946774
† Other directorships	

† Directors only.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript,
or in bold black capitals.
CHFP010

Company Number 3946774

Company Name in full RHM plc

Name Roger John Matthews

Company Name	Resignation
B&Q Estates	21/12/2000
Beddington House (No. 3) Limited	21/12/2000
Beddington House (No. 4) Limited	01/03/2001
Beddington House Holdings Limited	01/03/2001
Drury House Investments Limited	24/06/2005
Holborn Funding Limited	24/06/2005
Home Charm Group Limited	01/03/2001
Homebase Card Handling Services Limited	01/03/2001
Homebase Group (2000) Limited	01/03/2001
Homebase Limited	01/03/2001
J Sainsbury (International) Limited	24/06/2005
J Sainsbury (Overseas) Limited	24/06/2005
J Sainsbury Common Investment Fund Limited	24/06/2005
J Sainsbury Executive Pension Scheme Trustees Limited	03/02/2005
J Sainsbury Finance LLC	
J Sainsbury Holdings	24/06/2005
J Sainsbury plc	24/06/2005
J Sainsbury Trustees (No. 2) Limited	02/02/2004
J. Sainsbury Trustees Limited	03/02/2005
JS Finance Corporation	
Land of Leather Holdings plc	
Romford Developments Limited	24/06/2005
Sainsbury's Bank plc	
Sainsbury's Card Services Limited	24/06/2005
Sainsbury's Supermarkets Ltd	24/06/2005
Stores Investments Limited	24/06/2005
Stores Overseas Limited	
Thorndale Developments Limited	24/06/2005
Zenergise Limited	24/06/2004
Zenergy UK Limited	29/09/2004

BLUEPRINT 2000

RECEIVED
2005 DEC 21 P 2:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or *change of particulars (use Form 288c)*)

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3946774
Company Name in full	RHM plc

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	14 10 2005
† Date of Birth (Day Month Year)	09 02 1949
Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Erhard Hans Josef
Surname	Schoewel
Previous forename(s)	
Previous surname(s)	
Usual residential address	22 Ashe House , Clevedon Road
Post town	Twickenham
Postcode	TW1 2TT
County / Region	Middlesex
Country	United Kingdom
† Nationality	~~British~~ GERMAN
† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 2.10.2005

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12.10.2005

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary's Office, RHM Group Limited,
Chapel House, Liston Road, Marlow, Buckinghamshire,
SL7 1TJ Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3946774

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on *surname line and registered or principal office on the usual residential line.*

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3946774

Company Name in full RHM plc

Name Erhard Hans Josef Schoewel

Company Name	Resignation
Reckitt Benckiser (UK) Limited	

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3946774

Company Name in full RHM plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	09	2005
† Date of Birth	27	10	1943

Appointment as director X as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Forename(s): Michael Robert Gordon

Surname: Baulk

Previous forename(s): Previous surname(s):

Usual residential address: Cawsand Place , West Drive , Wentworth

Post town: Virginia Water Postcode: GU25 4NE

County / Region: Surrey Country: United Kingdom

† Nationality: British † Business occupation: Director

† *Other directorships* (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** Aug 25 2005

* Voluntary details.
† *Directors only.*
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 19/8/05

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and *Exchange of the person Companies House* should contact if there is any query.

The Company Secretary's Office, RHM Group Limited,
Chapel House, Liston Road, Marlow, Buckinghamshire,
SL7 1TJ Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

COMPANIES HOUSE

Company Number 3946774

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3946774

Company Name in full RHM plc

Name Michael Robert Gordon Baulk

Company Name	Resignation
Abbott Mead Vickers Group Limited	
Abbott Mead Vickers Group Pension Trustee Limited	
Abbott Mead Vickers.BBDO Limited	01/01/2005
Aurelia Public Relations Limited	
BBDO (UK) Limited	
BBDO Europe Limited	08/04/2003
BBDO Limited	
Cedar Communications Limited	
Cedar Communications Limited	24/10/2003
Clarke Hooper Consulting Limited	09/06/2003
Clarke Hooper Proximity Limited	31/12/2003
Craik Jones Watson Mitchell Voelkel Limited	30/04/2001
Debenhams Limited	04/12/2003
Drum PHD Limited	31/12/2001
Electronic Solutions Limited	
Fishburn Hedges Boys Williams (Holdings) Limited	
Fishburn Hedges Boys Williams Limited	
Minerva (London) Limited	
Momentum Integrated Communications Limited	28/11/2003
PHD Media Limited	01/01/2001
Proximity Holdings	02/12/2003
Redwood Publishing Limited	
Telecom Express Limited	28/07/2004
Traffic Proximity Limited	29/05/2003
BBDO WORLDWIDE INC.	

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3946774
Company Name in full	RHM Group One Limited

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	09 06 2005
† Date of Birth (Day Month Year)	
Appointment as director	
as secretary	X

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Thomas Jerome Peter
Surname	Murphy
Previous forename(s)	
Previous surname(s)	
Usual residential address	9 One Tree Lane
Post town	Beaconsfield
Postcode	HP9 2BU
County / Region	Buckinghamshire
Country	United Kingdom
† *Nationality*	
† Business occupation	
† Other directorships (additional space next page)	

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 14.6.05

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 22.06.2005

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary's Office, RHM Limited, Chapel House, Liston Road, Marlow, Buckinghamshire, SL7 1TJ

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3946774

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3946774
Company Name in full	RHM Group One Limited

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	01 06 2005
† Date of Birth (Day Month Year)	22 01 1954
Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Jan Petrus
Surname	du Plessis
Previous forename(s)	
Previous surname(s)	
Usual residential address	7 Westfield Road
Post town	Beaconsfield
Postcode	HP9 1EMG
County / Region	Buckinghamshire
Country	UNITED KINGDOM
† Nationality	British
† Business occupation	Director
† Other directorships (additional space next page)	British American Tobacco plc

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature	[signature]	**Date**	9-6-2005

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed	[signature]	**Date**	09.06.2005

(**a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary's Office, RHM Limited, Chapel House, Liston Road, Marlow, Buckinghamshire, SL7 1TJ

Tel

DX number DX exchange

[redacted]

A17 COMPANIES HOUSE 0378 16/06/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3946774

† Directors only. † Other directorships

RICHEMONT INTERNATIONAL (UK) LIMITED (RESIGNED 30.04.04)

RICHEMONT INTERNATIONAL LIMITED (RESIGNED 30.04.04)

LAUREUS WORLD SPORTS AWARDS LIMITED (RESIGNED 17.05.04)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

RECEIVED

2005 DEC 21 P 2:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3946774
Company Name in full	RHM Group One Limited
	(NOW CALLED RHM plc)

	Day	Month	Year
Date of termination of appointment	2 9	0 6	2 0 0 5

as director [X] as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME	* Style / Title		* Honours etc
Please insert details as previously notified to Companies House.	Forename(s)	John Joseph Mary	
	Surname	Leahy	

	Day	Month	Year
† Date of Birth	0 9	0 5	1 9 5 7

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 29 June 2005

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary's Office, RHM Limited, Chapel House, Liston Road, Marlow, Buckinghamshire, SL7 1TJ

Tel

DX number DX exchange

[redacted]

COMPANIES HOUSE 0329 07/07/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3946774

Company Name in full RHM Group One Limited

(NOW CALLED RHM plc)

	Day	Month	Year
Date of termination of appointment	2 9	0 6	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Janka

Surname Vazanova

	Day	Month	Year
† Date of Birth	2 3	0 4	1 9 7 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 29.6.05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary's Office, RHM Limited, Chapel House, Liston Road, Marlow, Buckinghamshire, SL7 1TJ

Tel

DX number DX exchange

COMPANIES HOUSE 0828 07/07/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3946774

Company Name in full RHM Group One Limited

	Day	Month	Year
Date of termination of appointment	0 9	0 6	2 0 0 5

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Andrew James

Surname Allner

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below.

Signed T. M... **Date** 14.6.05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary's Office, RHM Limited, Chapel House, Liston Road, Marlow, Buckinghamshire, SL7 1TJ

Tel

DX number DX exchange

COMPANIES HOUSE 0356 24/06/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3946774

Company name in full RHM plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	174,602,273		
Nominal value of each share	0.1 pence each		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

COMPANIES HOUSE 0441 28/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Credit Suise First Boston Europe Limited Address 1 Cabot Square London, E14 4QJ	Class of shares allotted Ordinary	Number allotted 172,727,273
Name Mr Paul Nigel Wilkinson Address 20 Roehampton Gate London, SW15 5JS	Class of shares allotted Ordinary	Number allotted 1,875,000
Name Address	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : —

Signed [signature] Date 22.07.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

1.12

No. of Company 03946774

RECEIVED
2005 DEC 21 P 2:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form No. 401

N.B. Searchers may find it desirable to refer to the mortgage documents for more detailed particulars

REGISTER

OF

Charges

Memoranda of Satisfaction

AND

Appointments and Cesations

of Recievers

OF

RHM GROUP ONE LIMITED

REGISTER of Charges, Memoranda of Satisfaction and Receivers Details

N.B. Searchers may find it desirable to refer to the mortgage documents for more detailed particulars

RHM PLC 03946774

(1) Date of Registration	27/07/2000
Serial Number of Document on File	
(2) Charge Number	1

(3) Date of Creation of the Charge and Description of it.	21/07/00	DEBENTURE BETWEEN THE COMPANY,RHM GROUP TWO LIMITED,RHM GROUP THREE LIMITED,RHM GROUP FOUR LIMITED AND RHM GROUP A LIMITED AS CHARGORS

(4) Date of the Acquisition of the Property.	
(5) Amount Secured by the Charge	ALL PRESENT AND FUTURE OBLIGATIONS AND LIABILITIES OF EACH OBLIGOR TO THE LENDERS (OR ANY OF THEM) UNDER THE FINANCE DOCUMENTS (OR ANY OF THEM) TOGETHER WITH ALL COSTS CHARGES AND EXPENSES INCURRED BY THE LENDERS (OR ANY OF THEM) IN CONNECTION WITH THE PROTECTION PRESERVATION OR ENFORCEMENT OF ITS RESPECTIVE RIGHTS UNDER THE FINANCE DOCUMENTS FOR WHICH ANY OBLIGOR IS LIABLE UNDER THE FINANCE DOCUMENTS ON A FULL INDEMNITY BASIS (ALL TERMS AS DEFINED)
(6) Short Particulars of the Property Charged	FIXED AND FLOATING CHARGES OVER THE UNDERTAKING AND ALL PROPERTY AND ASSETS PRESENT AND FUTURE INCLUDING GOODWILL BOOKDEBTS UNCALLED CAPITAL BUILDINGS FIXTURES FIXED PLANT AND MACHINERY SEE THE MORTGAGE CHARGE DOCUMENT FOR FULL DETAILS
(7) Names of the Persons Entitled to the Charge	MORGAN GUARANTY TRUST COMPANY OF NEW YORK AS AGENT AND TRUSTEE FOR ITSELF AND EACH OF THE LENDERS (THE "SECURITY AGENT")

Particulars Relating to the Issues of Debentures of a Series				
(8) Total Amount Secured by a Series of Debentures	(9) Dates and Amounts of Each Issue of the Series		(10) Dates of the Resolutions Authorising the Issue of the Series	(11) Date of the Covering Deed
	Date	Amount		

[redacted]

REGISTER of Charges, Memoranda of Satisfaction and Receivers Details (continued)

RHM PLC **03946774**

(12) General Description of the Property Charged	
(13) Names of the Trustees for the Debenture Holders	

(14) Amount or Rate of percent of the Commission Allowance or Discount	

(15) Memoranda of Satisfaction	**Full/Partial**	**Date**
	FULLY	28/07/05

(16) Receiver(s) or Manager(s)	**Name**	**Date of Appointment**	**Date of Ceasing to Act**

REGISTER of Charges, Memoranda of Satisfaction and Receivers Details

N.B. Searchers may find it desirable to refer to the mortgage documents for more detailed particulars

RHM PLC

03946774

(1) Date of Registration	28/02/2001
Serial Number of Document on File	
(2) Charge Number	2

(3) Date of Creation of the Charge and Description of it.	28/02/01	FIRST SUPPLEMENTAL DEBENTURE TO A DEBENTURE DATED 21ST JULY 2000 BETWEEN RHM GROUP ONE LIMITED, THE CHARGORS (AS DEFINED) AND MORGAN GUARANTY TRUST COMPANY OF NEW YORK AS AGENT AND TRUSTEE FOR ITSELF AND EACH OF THE LENDERS (AS DEFINED)
(4) Date of the Acquisition of the Property.		

(5) Amount Secured by the Charge	ALL PRESENT AND FUTURE OBLIGATIONS AND LIABILITIES OF EACH OBLIGOR TO THE LENDERS (OR ANY OF THEM) UNDER THE FINANCE DOCUMENTS (OR ANY OF THEM) TOGETHER WITH ALL COSTS CHARGES AND EXPENSES INCURRED BY THE LENDERS (OR ANY OF THEM) IN CONNECTION WITH THE PROTECTION PRESERVATIONOR ENFORCEMENT OF ITS RESPECTIVE RIGHTS UNDER THE FINANCE DOCUMENTS FOR WHICH ANY OBLIGOR IS LIABLE UNDER THE FINANCE DOCUMENTS ON A FULL INDEMNITY BASIS (ALL TERMS AS DEFINED)
(6) Short Particulars of the Property Charged	FIXED AND FLOATING CHARGES OVER THE UNDERTAKING AND ALL PROPERTY AND ASSETS PRESENT AND FUTURE INCLUDING GOODWILL BOOKDEBTS UNCALLED CAPITAL BUILDINGS FIXTURES FIXED PLANT AND MACHINERY SEE THE MORTGAGE CHARGE DOCUMENT FOR FULL DETAILS
(7) Names of the Persons Entitled to the Charge	MORGAN GUARANTY TRUST COMPANY OF NEW YORK

Particulars Relating to the Issues of Debentures of a Series				
(8) Total Amount Secured by a Series of Debentures	(9) Dates and Amounts of Each Issue of the Series		(10) Dates of the Resolutions Authorising the Issue of the Series	(11) Date of the Covering Deed
	Date	Amount		

REGISTER of Charges, Memoranda of Satisfaction and Receivers Details (continued)

RHM PLC **03946774**

(12) General Description of the Property Charged	
(13) Names of the Trustees for the Debenture Holders	

(14) Amount or Rate of percent of the Commission Allowance or Discount	

(15) Memoranda of Satisfaction	**Full/Partial**	**Date**
	FULLY	28/07/05

(16) Receiver(s) or Manager(s)	**Name**	**Date of Appointment**	**Date of Ceasing to Act**

REGISTER of Charges, Memoranda of Satisfaction and Receivers Details

N.B. Searchers may find it desirable to refer to the mortgage documents for more detailed particulars

RHM PLC 03946774

(1) Date of Registration	06/08/2004
Serial Number of Document on File	
(2) Charge Number	3
(3) Date of Creation of the Charge and Description of it.	26/07/04 DEBENTURE
(4) Date of the Acquisition of the Property.	
(5) Amount Secured by the Charge	ALL MONIES DUE OR TO BECOME DUE FROM EACH OBLIGOR TO THE LENDERS (OR ANY OF THEM) UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE
(6) Short Particulars of the Property Charged	FIXED AND FLOATING CHARGES OVER THE UNDERTAKING AND ALL PROPERTY AND ASSETS PRESENT AND FUTURE INCLUDING GOODWILL BOOKDEBTS UNCALLED CAPITAL BUILDINGS FIXTURES FIXED PLANT AND MACHINERY SEE THE MORTGAGE CHARGE DOCUMENT FOR FULL DETAILS
(7) Names of the Persons Entitled to the Charge	JPMORGAN CHASE BANK AS AGENT AND TRUSTEE FOR ITSELF AND EACH OF THE LENDERS

Particulars Relating to the Issues of Debentures of a Series

(8) Total Amount Secured by a Series of Debentures	(9) Dates and Amounts of Each Issue of the Series		(10) Dates of the Resolutions Authorising the Issue of the Series	(11) Date of the Covering Deed
	Date	Amount		
(12) General Description of the Property Charged				
(13) Names of the Trustees for the Debenture Holders				

(14) Amount or Rate of percent of the Commission Allowance or Discount	

(15) Memoranda of Satisfaction	Full/Partial	Date
	FULLY	28/07/05

RHM PLC **03946774**

(16) Receiver(s) or Manager(s)	Name	Date of Appointment	Date of Ceasing to Act

2.1

Company	RHM plc
TIDM	RHM
Headline	Interim Results
Released	07:00 14-Dec-05
Number	6274V

RHM plc

Interim Results for the 26 Weeks ended 29 October 2005

Transformation Delivering Benefits

Financial Highlights

	26 Weeks Ended 29 October 2005	26 Weeks Ended 30 October 2004
Turnover from continuing operations	£739.3m	£736.8m
Operating profit before restructuring costs*	£70.3m	£65.3m
Operating profit after restructuring costs	£55.6m	£113.3m
Dividend per share	5.3p	Nil

- **Turnover from continuing operations up 0.3 per cent.**
  - Cakes turnover down 13.1 per cent.
  - Turnover excluding Cakes up 3.0 per cent.

- **Underlying operating profit up 7.7 per cent. to £70.3m**
  - Underlying operating profit for Bread Bakeries, Culinary Brands and Customer Partnerships up 21.8 per cent., 16.5 per cent. and 25.0 per cent. respectively
  - Cakes underlying operating profit down 87 per cent.
    - Firm action plans in place to restore Cakes profitability

- **Underlying operating margin up from 8.9 to 9.5 per cent.**

- **Cost reduction initiatives delivering in line with expectations**

- **Triennial pension funding valuation completed with next year's cash contributions confirmed at £40m, the best case outcome anticipated at flotation**

- **Maiden interim dividend of 5.3p per share in line with flotation guidance**

Jan du Plessis, Chairman of RHM plc, said:

"For the most part, RHM's transformation has continued according to plan. Underlying operating profit increased by 7.7 per cent. to £70.3m, on turnover which rose marginally to £739.3m. Although the development of our branded cakes business was disappointing, our Bread Bakeries, Culinary Brands and Customer Partnerships businesses performed well."

Ian McMahon, Chief Executive Officer of RHM plc, said:

"The overall improvement in our first half results demonstrates our ability to grow profits in challenging market conditions. Our cost savings drive is on track, with savings of almost £20m achieved in the first half. We have taken action to improve the performance of our branded cakes business, with new management in place, major cost reductions taking effect, and a new product and marketing strategy. We expect to make further progress during the traditionally busier second half of the year. Overall, the expectations of the Board for the full year outcome remain unchanged from the time of the Group's trading update in October."

ENQUIRIES

RHM +44 (0) 1628 478 484

Andrew Allner, Group Finance Director
John McIvor, Director of Investor Relations and Industry Strategy

Financial Dynamics +44 (0)20 7269 7121

Andrew Lorenz
Richard Mountain
Sally Lewis

** Operating profit before restructuring costs ('underlying operating profit') is defined as operating profit from continuing operations before restructuring costs on the IFRS basis of accounting and is considered and used by management to be the underlying measure of operating profit within the Group.*

All references to turnover, underlying operating profit and underlying operating margin relate to continuing operations excluding restructuring costs, unless explicitly otherwise stated.

Chairman's Comments

The Board of RHM is pleased to report its first set of interim results since the Company's flotation. For the most part, RHM's transformation has continued according to plan. Underlying operating profit increased by 7.7 per cent. to £70.3m, on turnover which rose marginally to £739.3m. Although the development of our branded cakes business was disappointing, our Bread Bakeries, Culinary Brands and Customer Partnerships businesses performed well. This progress is a testament to the strength of our segment-leading brands, the quality of our own label business and the success of our cost reduction programmes, which have delivered almost £20m of savings during the period.

Building profitable, sustainable top line momentum is key to RHM's longer term success. This is particularly true in our branded cakes business, where sales have been disappointing. The Board is committed to improving the performance of this business and the measures detailed today represent important steps towards doing so. While it will take time to restore the profitability of our branded cakes business to historic levels, we will, following the closure this month of our Eastleigh cake bakery, have the benefit of a much more competitive cost base.

I am pleased that we are today able to provide clarity on the Group's pension obligations, following the completion of our triennial pension review. Shareholders will recall that the potential impact of this review was extensively discussed in our prospectus. As a result of the review, RHM's pro forma UK pension deficit under IFRS as at 30 April 2005 has increased by £62m to £197m, net of a deferred tax credit of £84m. More importantly, however, our pension contributions next year will rise to £40m from £32m this year, the best case outcome anticipated at the time of the flotation.

The Board has approved the payment of an interim dividend of 5.3p to shareholders on the Company's register on 23 December 2005. It will be paid on 24 February 2006. This is consistent with the Board's stated intention at the time of the flotation to recommend the payment of not less than £55 million in dividends to shareholders in respect of the year ending 29 April 2006.

Since flotation we have welcomed to the Board three new non-executive directors: Michael Baulk, Chairman and Chief Executive of BBDO AMV, Roger Matthews, formerly Group Finance Director of J. Sainsbury PLC and Erhard Schoewel, Executive Vice President of Reckitt Benckiser plc. With their outstanding complementary experience, I am confident that our new non-executive directors are superbly qualified to provide invaluable support to our executive team in the years ahead.

Notwithstanding the progress already made, there remains much to be done to ensure that RHM realises its full potential. We look forward to reporting further progress following completion of the traditionally busier second half of the year.

Jan du Plessis
Chairman

Total Group

	26 Weeks Ended 29 October 2005	26 Weeks Ended 30 October 2004
Turnover	**£739.3m**	£736.8m
Underlying operating profit	**£70.3m**	£65.3m
Underlying operating profit margin	**9.5%**	8.9%

Turnover for the first half of the year of £739.3m was similar to that achieved in the first half of last year.

Branded growth was largely driven by a strong performance from Hovis and Bisto, partially offset by a decline in Mr Kipling. Excluding branded Cakes turnover, which declined by £10.8m, branded turnover rose by 4.8 per cent. Own label turnover was marginally lower, with good growth in chilled ready meals, balanced by lower flour and own label packaged cake sales.

RHM's investment in new product development has continued, with Hovis Invisible Crust, Sharwood's Noodle Boxes, Bisto chilled gravy and McDougall's frozen fruit pies all launched in the first half of the year. The greater than anticipated early success of Hovis Invisible Crust, the UK's first crustless loaf, for which demand is currently exceeding supply, was achieved without the need to implement a planned television advertising campaign. This contributed to advertising and marketing expenditure decreasing marginally in the first half. Promotional activity increased significantly as a consequence of the challenging market environment.

Underlying operating profit increased by 7.7 per cent. to £70.3m. Cost reduction initiatives delivered almost £20m of benefit, in line with the level of savings anticipated at the time of the flotation. This was key to an improvement in underlying operating profit margin, which rose from 8.9 to 9.5 per cent.

Bread Bakeries

	26 Weeks Ended 29 October 2005	26 Weeks Ended 30 October 2004
Turnover	**£385.8m**	£374.3m
Underlying operating profit	**£34.7m**	£28.5m
Underlying operating profit margin	**9.0%**	7.6%

Turnover increased by 3.1 per cent. to £385.8m. Higher bread turnover was principally driven by increased sales of Hovis, which in October 2005 reached a record market share of 31.4 per cent.* This followed the "Healthiest Ever Hovis" introduction in May, the latest phase of our programme to add wholewheat and reduce salt across the Hovis range, and the successful launch in August of Hovis Invisible Crust.

Third party flour turnover increased from £68m to £72m. During the period the impact of the closure of the Group's Tilbury and Ramsgate mills was more than offset by £4.5m of sales contribution from the Wellingborough mill, which was acquired in July.

Bread and flour price increases were achieved within the period, largely offsetting higher utility costs.

Underlying operating profit increased by 21.8 per cent. to £34.7m, with operating margin rising by 140 basis points due to better pricing, a benign wheat price environment, the benefit from overrider settlements and successful cost saving initiatives, offset in part by higher distribution costs associated with serving new convenience store customers.

* Source: IRI Multiples and Co-Ops, 4 weeks ended 29 October 2005

Culinary Brands

	26 Weeks Ended 29 October 2005	26 Weeks Ended 30 October 2004
Turnover	£122.8m	£123.2m
Underlying operating profit	£ 31.1m	£26.7m
Underlying operating profit margin	25.3%	21.7%

Culinary Brands' turnover declined by £0.4m to £122.8m, with higher branded sales, particularly of Bisto products, offset by a planned decline in lower margin own label sales. Branded turnover accounted for 89.9 per cent. of divisional turnover, up from 87.9 per cent. in the first half of last year.

Underlying operating profit increased by 16.5 per cent. to £31.1m, in part reflecting the greater branded sales element. Performance was also aided by the delivery of further procurement savings and other cost saving initiatives, including the outsourcing of the division's central warehousing and transport. These benefits contributed to a significant improvement in the division's underlying operating profit margin, which increased by 360 basis points to 25.3 per cent.

Customer Partnerships

	26 Weeks Ended 29 October 2005	26 Weeks Ended 30 October 2004
Turnover	£122.7m	£115.0m
Underlying operating profit	£10.5m	£8.4m
Underlying operating profit margin	8.6%	7.3%

Customer Partnerships' turnover from continuing operations increased by 6.7 per cent. to £122.7m. The increase primarily reflected higher chilled and frozen ready meal sales to key customers.

Underlying operating profit increased by 25.0 per cent. Customer Partnerships benefited not only from the higher level of activity but also from procurement and other cost saving initiatives. Consequently, underlying operating margin improved by 130 basis points to 8.6 per cent.

Cakes

	26 Weeks Ended 29 October 2005	26 Weeks Ended 30 October 2004
Turnover	£108.0m	£124.3m
Underlying operating profit	£1.0m	£7.9m
Underlying operating profit margin	0.9 %	6.4%

Cakes' turnover declined by 13.1 per cent. to £108.0m.

Avana Bakeries, RHM's whole cake business, which represents approximately 20 per cent. of Cakes turnover, continues to perform in line with our expectations.

Trading at Manor Bakeries, RHM's small cake and slices business, has however been disappointing, even after taking account of a slow down in the ambient cake market, which declined by 4.6 per cent. by value and 4.0 per cent. by volume during the 24 weeks ended 29 October 2005.* This decline was particularly acute during the unseasonably warm October, and has led to a higher than normal level of promotional activity in the cakes category.

Initial encouraging results from new Mr. Kipling and Cadbury's Cake products and repackaging towards the end of the last financial year were not sustained, with Mr. Kipling sales in particular falling below our previous expectations. Packaging designed to create a more premium feel proved to be less popular with our core customer base at a time when promotional spend was focused on incremental new products rather than core lines. These factors combined to cause a significant decline in demand for the most popular Mr. Kipling products. In total, Manor Bakeries' turnover decreased by £16m, of which £5m reflected the impact of planned lower own label activity.

The underlying operating profit of Cakes reduced from £7.9m to £1.0m, with the impact of the lower level of turnover and increased investment in promotional activity significantly exceeding the benefit of cost saving initiatives.

Our Cakes performance has been disappointing and we have taken robust action to drive improvement. Senior management changes have been made and we will bring higher quality, more competitive versions of existing products with more effective packaging to market in the first quarter of 2006. We will put the necessary marketing support behind the Mr Kipling brand, and a new Mr Kipling "Delightful" range of lower fat, lower calorie cakes comes on shelf in January. Furthermore, the entire Mr Kipling product range will in future be free of artificial flavourings and colourings.

We have market leading and much loved brands and, following the closure of our Eastleigh bakery this month, a significantly more efficient cost base in the business. These changes are important elements in what will inevitably be a longer process to restore Mr Kipling to full health and are consistent with our strategy of driving cost reduction, whilst investing in the long term development of our market leading brands through product innovation and consumer-led marketing.

* Source: IRI Multiples and Co-Ops, 24 weeks ended 29 October 2005

Outlook

With the exception of Cakes, all our businesses have shown the improvement in performance anticipated at the time of our flotation. We will maintain our focus on generating further profit improvement through cost reduction initiatives while driving our leading brands. We anticipate that the higher level of in-store promotional activity evident across the market place in the first half of the year will continue to be a feature of the remainder of the year. This will, in part, be offset by a reduction in planned advertising spend.

The overall improvement in our first half results demonstrates our ability to grow profits in challenging market conditions. Our cost savings drive is on track with savings of almost

£20m achieved in the first half. We have taken action to improve the performance of our branded cakes business, with new management in place, major cost reductions taking effect, and a new product and marketing strategy. We expect to make further progress during the traditionally busier second half of the year. Overall, the expectations of the Board for the full year outcome remain unchanged from the time of the Group's trading update in October.

Ian McMahon

Chief Executive Officer

Basis of reporting

The results for the six months ended 29 October 2005 have been prepared in accordance with IFRS. The comparative results provided for the first half of last year have been adjusted to demonstrate how they would have been reported had IFRS been adopted for that period.

Pro forma results

The comparison of performance year on year has been made more complex by the change of capital structure during the first half of the current year as a consequence of the Group's flotation on the London Stock Exchange, together with the related costs. Accordingly, pro forma numbers are set out below to demonstrate how RHM's performance would have been calculated had RHM's current capital structure been in place from the start of both accounting periods. The changes principally reduce the interest charge, as the Group pays a lower rate of interest on a lower level of borrowings post flotation, and increase the number of shares in issue to reflect the number of shares currently in issue from the beginning of both periods. Restructuring, flotation and refinancing costs have also been excluded.

	26 weeks ended 29 October 2005 £m	26 weeks ended 30 October 2004 £m
Turnover	**739.3**	736.8
Underlying operating profit	**70.3**	65.3
Pro forma finance costs	**(23.0)**	(23.0)
Pro forma profit before tax	**47.3**	42.3
Pro forma tax at 31 per cent.	**(14.7)**	(13.1)
Pro forma profit after tax	**32.6**	29.2
Pro forma number of shares in issue	**346.9m**	346.9m
Pro forma EPS	**9.4p**	8.4p

This analysis shows that pro forma earnings per share have increased by 12 per cent. from 8.4p to 9.4p for the period. We believe that the pro forma increase in earnings per share provides a more meaningful measure of comparative performance than the level of adjusted earnings per share shown in the table of reported results below.

Summary of reported results

	26 weeks ended 29 October 2005 £m	26 weeks ended 30 October 2004 £m
Turnover	**739.3**	736.8
Underlying operating profit	**70.3**	65.3
Net restructuring (costs)/income	**(14.7)**	48.0
Debt redemption costs	**(78.1)**	-
Finance costs	**(35.8)**	(58.7)
(Loss)/profit before tax	**(58.3)**	54.6
Taxation	**16.6**	113.1
(Loss)/profit after tax	**(41.7)**	167.7
Weighted average number of share in issue	**267.5m**	173.6m
Adjusted EPS	**8.9p**	3.5p

An important contributor to performance in the first half of the current year has been the Group's success in delivering further cost savings across all areas of the business.

Net procurement savings, excluding wheat but after absorbing all energy and purchases cost inflation, amounted to £8m in the first half of the year. Savings were made in all businesses, with significant savings being made in key ingredient purchases, including fruit, eggs and starches.

Higher energy costs will inevitably impact reported net procurement savings in the remainder of the year. Total net procurement savings for the full year are now expected to be around the level reported for the first half. Although the Group has hedged over 90 per cent. of its exposure to energy costs in the second half, overall energy costs are expected to be approximately £11m higher than in the second half of last year. This cost inflation will be largely offset by agreed price increases.

£2m of logistics savings have been realised from a Group-wide initiative to simplify and make more efficient our logistics operations. These logistics savings exclude the impact on costs from increased deliveries and a greater share of convenience store business within Bread Bakeries, which have contributed to an overall net increase in logistics costs of £10m. Our logistics team is now fully operational and an increased rate of savings is expected in the second half.

Restructuring and rationalisation initiatives, predominantly in the Bread Bakeries and Cakes divisions, generated savings of £7m in the period, in line with the level anticipated at the time of flotation.

Major restructuring initiatives include the Eastleigh bakery closure, headcount reductions and the closure of three mills in Rank Hovis. Full year savings from restructuring and rationalisation are expected to be £14m, the amount indicated at the time of flotation, as we gain benefits from the Eastleigh bakery closure, the mill closures and reduce headcount still further in the second half.

RHM's pension service charge declined by £3m compared with the first half of the previous financial year. This reflects the impact of previously announced changes to the RHM UK pension scheme agreed with our employees. The full benefit of changes implemented in September 2005 will be received in the second half of the year, and savings are estimated to be £8m for the full year, consistent with previous guidance.

The total cost of the flotation was £37.3m, plus an additional £80.8m for early redemption fees on the old financing structure. The cash outflow in the period for early redemption fees was £80.8m, of which £5.6m related to the unwinding of an interest rate financial instrument that was accounted for in the opening balance sheet under IAS 32/39. Of the £37.3m flotation costs, £25.5m has been charged to the share premium account, £8.3m relates to the new financing and is capitalised and amortised over the life of the debt, and £3.5m is taken as an exceptional charge, of which £1.1m was incurred and charged in the previous financial year, and £2.4m in the current year.

Debt redemption costs of £78.1m in the profit and loss account comprise the early redemption fees (£75.2m) and accelerated amortisation of debt issuance fees (£2.9m).

Restructuring costs included in the profit and loss account of £14.7m comprise £12.3m relating to restructuring and rationalisation and £2.4m referred to above, relating to the cost of flotation. The £48m credit in the prior year relates to the combined gain on the pension curtailment and property disposals less restructuring costs.

The finance costs for the first half of the year was £35.8m, a £22.9m reduction on last year, due to the repayment of the unsecured loan stock through the flotation proceeds, and subsequent new lower cost financing structure part of the way through the period.

The forecast effective tax rate for the year ending 29 April 2006, on profit before tax (before restructuring) is 31 per cent. This rate has been applied to the first half profit. The resulting tax charge has then been adjusted for the tax credit at 30 per cent. on deductible restructuring and debt redemption costs. This results in an overall tax credit of £16.6m.

Basic adjusted earnings per share rose to 8.9p from 3.5p for the same period last year, before restructuring costs and debt redemption costs.

Cash flow and borrowings

Net operating cash flow in the period was £37.1m, reflecting the seasonal build up of working capital in the run up to the busier winter and Christmas months, an increase in capital expenditure from the purchase of the Wellingborough mill and a reduction in the level of accruals and provisions for restructuring costs. Capital expenditure for the full year is expected to be £60m.

Over the first half year, the Group's net borrowings reduced by £215.3m from £928.6m to £713.3m, largely unchanged from the pro forma level at the time of flotation, when £475m of new equity and £750m of new term bank facilities were raised. These funds were utilised to repay outstanding senior and secured debt of £556m, unsecured loan notes of £472m, pay a contribution of £110m into the Group pension scheme and pay debt redemption and flotation fees of £117m.

Pensions

At the time of flotation, RHM's pension fund trustees were about to commence a triennial funding valuation of the Group's UK defined benefit pension scheme. The primary purpose of the valuation was to provide a basis for computing company contributions for current service and deficit repayment. Following flotation, RHM made the £110m contribution into the pension scheme referred to above. A further contribution of £15m will be made before the end of this financial year, as previously agreed.

The triennial review has now been completed. After taking account of changes made as a result of the review (which increases the gross deficit by £89m as at 30 April 2005), using the IFRS basis of accounting, and after the additional contributions of £125m referred to above, the UK pension scheme pro forma deficit as at 30 April 2005 was £281m, or £197m net of deferred tax (reported UK gross pension scheme deficit at 30 April 2005 was £317m). After reflecting the market movements in the period and before the additional £15m contribution payable in April 2006, the UK pension scheme deficit as at 29 October 2005 is £309m, or £216m net of deferred tax. Including the impact of the overseas pension schemes, the RHM Group total pension deficit as at 29th October 2005 is £314m, or £220m net of deferred tax.

As a result of the review, the cash contributions made to the RHM pension fund by the Group will increase to £40m in the next full financial year. This is £8m more than the level of contributions estimated for the current year and is the minimum level anticipated at the time of flotation. The contribution level has been set to ensure that the current pension fund deficit is repaid over the next nine years. As previously agreed with the scheme's trustees, increased contributions as a result of changes to mortality assumptions will be phased in over the next five years, and will rise by approximately £5-7m per annum. Most of the increase in contributions will be applied to reducing the Group's pension deficit. RHM's annual pension service charge will increase by approximately £1m next year from £11m to £12m.

Balance sheet

The Group's new financing structure and the impact of the triennial pension fund review are reflected in the balance sheet as at 29 October 2005. The other major change compared to 30 October 2004 balance sheet reflects the impact of the sale of Golden West in April 2005

and the corresponding reduction in assets and liabilities.

Andrew Allner

Group Finance Director

13 December 2005

Financial Statements

Consolidated Income Statement for the 26 weeks ended 29 October 2005

	Note	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Continuing operations				
Revenue	3	739.3	736.8	1,527.5
Cost of sales		(474.3)	(483.4)	(989.3)
Gross profit		265.0	253.4	538.2
Distribution costs		(146.4)	(137.4)	(283.8)
Administrative expenses		(48.2)	(51.3)	(98.1)
Other operating (expense)/income		(0.1)	0.6	1.9
Operating profit before restructuring costs		70.3	65.3	158.2
Gain on pension curtailment	4	-	47.3	47.3
Gain on sale of properties	4	-	21.5	21.7
Other restructuring costs	4	(12.3)	(20.8)	(43.9)
Flotation costs	4	(2.4)	-	(1.1)
Operating profit		55.6	113.3	182.2
Finance costs	5	(35.8)	(58.7)	(113.7)
Debt redemption costs	5	(78.1)	-	(4.8)
(Loss)/profit on ordinary activities before taxation		(58.3)	54.6	63.7
Tax credit on profit on ordinary activities	6	16.6	5.7	11.9
Tax credit on pension liability	6	-	107.4	95.8
(Loss)/profit for the period from continuing operations		(41.7)	167.7	171.4
Discontinued operations	7			
Profit attributable to discontinued operations		4.8	9.7	19.5
(Loss)/profit for the period		(36.9)	177.4	190.9
Attributable to:				
Equity holders		(36.9)	177.3	191.0
Minority interests		-	0.1	(0.1)
		(36.9)	177.4	190.9
Earnings per share (expressed in pence)				
Basic				
Continuing operations		(15.6)	96.6	99.0
Discontinued operations		1.8	5.5	11.3
Total	9	(13.8)	102.1	110.3
Diluted				
Continuing operations		(15.5)	95.6	97.9
Discontinued operations		1.8	5.5	11.2
Total	9	(13.7)	101.1	109.1

Proposed dividends	**8**	18.3	-	-

Consolidated Balance Sheet as at 29 October 2005

	Note	26 weeks to 29 October 2005 (Unaudited)	26 weeks to 30 October 2004 (Unaudited)	52 weeks to 30 April 2005
		£m	£m	£m
Non-current assets				
Property, plant & equipment		433.2	476.8	425.3
Goodwill		151.8	166.7	150.2
Other intangible assets		326.9	328.0	328.3
Investment in associates		0.5	0.5	0.4
Other debtors		1.8	1.1	0.9
Deferred tax asset		106.4	80.3	61.6
		1,020.6	1,053.4	966.7
Current assets				
Inventories		84.6	103.7	69.4
Trade and other receivables		236.0	257.7	205.5
Deferred tax asset		23.3	3.0	14.8
Cash & cash equivalents	10	33.9	61.2	87.8
		377.8	425.6	377.5
Non-current assets held for sale		4.6	4.1	5.6
		382.4	429.7	383.1
Current liabilities				
Trade & other payables		297.1	336.5	283.3
Corporation tax		3.3	3.7	2.1
Obligations under finance leases	10	1.2	1.4	1.2
Borrowings	10	0.2	23.6	20.6
Provisions		12.1	14.4	22.1
		313.9	379.6	329.3
Net current assets		68.5	50.1	53.8
Total assets less current liabilities		1,089.1	1,103.5	1,020.5
Non-current liabilities				
Borrowings	10	742.5	1,039.7	990.8
Accruals, deferred income and other creditors		4.9	29.8	8.9
Obligations under finance leases	10	3.3	4.5	3.8
Pension obligations	11	314.1	357.9	321.1
Provisions		11.9	16.4	12.7
		1,076.7	1,448.3	1,337.3
Net assets/(liabilities)		12.4	(344.8)	(316.8)

Financial Statements (continued)

Consolidated Balance Sheet as at 29 October 2005

	Note	26 weeks to 29 October 2005 (Unaudited)	26 weeks to 30 October 2004 (Unaudited)	52 weeks to 30 April 2005
		£m	£m	£m
Equity				
Called-up share capital		0.4	0.2	0.2
Share premium account		466.7	17.2	17.2
Own shares		(1.3)	-	(0.1)
Other reserves		0.2	-	-
Pension reserves		(314.1)	(357.9)	(321.1)
Accumulated losses		(139.6)	(4.8)	(13.1)
Capital & reserves attributable to the Company's equity holders	**12**	12.3	(345.3)	(316.9)
Minority interests		0.1	0.5	0.1
Total equity		12.4	(344.8)	(316.8)

Approved by the board of directors on 13 December 2005.

Financial Statements (continued)

Consolidated Cash Flow Statement for the 26 weeks ended 29 October 2005

	Note	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Cash flows from operating activities				
Cash generated from operations	**13**	37.1	(7.9)	117.2
Interest paid		(40.5)	(35.4)	(66.5)
Income tax paid - net		(0.2)	(4.2)	(5.9)
Net cash from operating activities		(3.6)	(47.5)	44.8
Cash flows from investing activities				
Purchases of property, plant and equipment		(36.8)	(29.5)	(60.8)
Purchase of intangibles		(1.9)	(0.2)	(1.7)
Proceeds from sale of property, plant and equipment		0.9	29.0	37.0
Proceeds on disposal of subsidiary		1.1	-	78.7
Pension contribution on sale of subsidiary		(1.0)	-	(10.6)
Cash disposed of with subsidiary		-	-	(6.7)
Interest received		0.3	1.3	2.2
Net cash generated from investing activities		(37.4)	0.6	38.1
Cash flows from financing activities				
Issue of shares	**2,12**	475.2	-	-
Share issue costs		(23.3)	-	-
Pension contribution		(110.0)	-	-

Purchase of treasury shares		(1.2)	-	-
Increase in short term borrowings		-	0.8	0.8
Capital element of finance leases		(0.6)	(0.7)	(0.8)
Interest element on finance lease		(0.2)	(0.2)	(0.4)
Loan repayments		(1,013.7)	(100.6)	(203.3)
Refinancing costs	**2**	(80.8)	-	-
Proceeds from new loans		741.7	74.5	74.5
Dividends paid to minority interests		-	-	(0.2)
Net cash used in financing activities		(12.9)	(26.2)	(129.4)
Net decrease in cash and cash equivalents		(53.9)	(73.1)	(46.5)
Cash and cash equivalents at the beginning of the year		87.8	134.3	134.3
Cash and cash equivalents at the end of the year		33.9	61.2	87.8

1. Basis of preparation and general accounting policies

(a) These interim financial statements have been prepared in accordance with the accounting policies the Group expects to adopt in its 2006 Annual Report. The accounting policies are based on the IASs, IFRSs and IFRIC interpretations that the Group expects to be applicable at that time. The IFRSs and IFRIC interpretations that will be applicable at 29 April 2006, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial statements. The accounting policies that have been followed within the interim report are the same as those published on 22 July 2005 by the Group within the Price Range Prospectus document which is available on the Group's website www.rhm.com, except for the treatment of financial instruments.

Financial instruments

The Group has adopted IAS 32, 'Financial Instruments: recognition and measurement' and IAS 39, 'Financial instruments; presentation and disclosure' from 1 May 2005. In preparing the comparative figures within this report the Group has utilised the exemption under IFRS 1, 'First time adoption of IFRS' which permits application of the hedge accounting rules of UK GAAP for comparative figures. As a result the change in accounting policy has no impact on the results of the 26 weeks ending 30 October 2004. The impact on the opening balance sheet at 30 April 2005 is set out in note 14.

The Group has utlised hedge accounting from 1 May 2005 only if the hedge meets the requirements under IAS 39. Fair value movements of financial instruments that do not meet the criteria of IAS 39 are recognised immediately in the income statement.

(b) These interim results are unaudited, but have been reviewed by Group auditors and have been approved by the Board of Directors on 13 December 2005. The consolidated interim financial statements do not constitute statutory accounts as defined by Section 240 of the Companies Act 1985.

For the financial year ending 30 April 2005 RHM prepared its consolidated financial statements under UK Generally Accepted Accounting Principals (UK GAAP). With effect from 1 May 2005, RHM is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS).

The comparative figures within this report for the full year ended 30 April 2005 are restated for IFRS. Full details of the restatement and reconciliations of the UK GAAP financial information for the year ended 30 April 2005 were published on 22 July 2005 by the Group within the Price Range Prospectus document which is available on the Group's website www.rhm.com.

The results for the twelve months ended 30 April 2005 prepared under UK GAAP received an unqualified audit report from the auditors. A copy of these accounts has been delivered to the Registrar of Companies.

1. Basis of preparation and general accounting policies (continued)

(c) Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Principal rate of exchange EUR/£	**26 weeks to 29 October 2005**	**26 weeks to 30 October 2004**	**52 weeks to 30 April 2005**
Period end	1.46660	1.43670	1.47940
Average	1.46910	1.48470	1.46376

2. Refinancing

On 30 June 2005 each of the ordinary shares of £0.01 were subdivided into 10 ordinary shares of £0.001 each.

On 22 July 2005 the group issued 172,727,273 new ordinary shares listed on the London Stock Exchange at a price of £2.75, giving total proceeds of £475.0m. In addition 1,875,000 ordinary shares were issued for 10p, giving total proceeds of £187,500, in order to satisfy the exercise of an option by a former director.

On 1 July 2005, the Company and RHM Group Holding Limited entered into a multicurrency term and revolving facilities agreement arranged and underwritten by Credit Suisse First Boston and The Royal Bank of Scotland plc whereby the lenders have agreed to provide up to £900m in four facilities:

- Facility A, a term loan of £250m repayable on 31 July 2008 with an interest charge 70 basis points above LIBOR;
- Facility B1, a term loan of £250m repayable by instalments by 30 July 2010 with an interest charge 90 basis points above LIBOR;
- Facility B2, a term loan of £250m repayable on 30 July 2010 with an interest charge 90 basis points above LIBOR;
- Facility C, a multicurrency revolving credit facility of up to £150m.

Facilities A, B1 and B2 were fully drawn down between 22 July 2005 and 30 August 2005.

The group used the net proceeds from the issue of new shares and funds available under the new facilities to:

- Purchase the unsecured subordinated loan notes (£457.4m) and repay associated accrued interest (£14.3m) totalling £471.7m on 22 July 2005.
- Repay outstanding debt under the senior credit agreement of £98.0m on 22 July 2005.
- Redeem all outstanding secured loan notes amounting to £458.3m on 30 August 2005.
- Settle prepayment cost of £80.8m on early redemption of certain classes of secured loan notes (£75.1m) and closing out of an interest rate swap (£5.7m) in relation thereto on 30 August 2005.
- Make a payment of £110.0m to the trustee of the RHM pension scheme on 19 August 2005. A further payment of £15.0m is due to the trustees by 30 April 2006.

2. Refinancing (continued)

The debt redemption costs give rise to a £75.2m charge to the income statement, as the £80.8m cash costs are offset by the release of a £5.6m liability already recognised as the fair value of the interest rate swap. This liability arose from the recognition of the fair value of the interest rate swap at 30 April 2005 as part of the transition adjustment resulting from the adoption of IAS 32 and IAS 39 on financial instruments.

The early redemption of senior credit debt and secured loan notes gave rise to accelerated amortisation of associated capitalised debt issuance costs of £2.9m in the period (year ended 30 April 2005: £4.8m)

The costs of the flotation were £37.3m, of which costs incurred in issuing the shares amounting to £25.5m have been charged against the share premium account. Costs of £8.3m incurred in raising the debt have been capitalised and set against the gross value of the debt. A further £3.5m of costs incurred as a result of the listing exercise, but not eligible to be set against the share premium, have been reflected in restructuring costs, of which £1.1m was recognised in the year ended 30 April 2005, and £2.4m in the 6 months ended 29 October 2005.

3. Segmental analysis

For management purposes the group is organised into four operating divisions – Bread Bakeries, Culinary Brands Division, Cakes and Customer Partnerships. These four segments are the basis on which the group reports its primary segment information.

26 weeks to 29 October 2005 (Unaudited)

	Bread Bakeries	Culinary Brands	Cakes	Customer Partnerships	Corporate	**Continuing**	**Discontinued**	**Gr**
Revenue	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	
Total sales	398.0	126.4	111.0	126.9	-	**762.3**	-	76
Inter-segment sales	(12.2)	(3.6)	(3.0)	(4.2)	-	**(23.0)**	-	(2
Sales to third parties	385.8	122.8	108.0	122.7	-	**739.3**	-	73
Result								
Operating profit / (loss) before restructuring costs	34.7	31.1	1.0	10.5	(7.0)	**70.3**	-	7
Gain on sale of subsidiaries	-	-	-	-	-	-	4.8	
Other restructuring costs	(3.1)	(2.6)	(4.8)	(0.1)	(4.1)	**(14.7)**	-	(1
Operating profit/ (loss)	31.6	28.5	(3.8)	10.4	(11.1)	**55.6**	4.8	6
Finance costs	-	-	-	-	-	**(35.8)**	-	(3
Refinancing costs						**(78.1)**	-	(7
(Loss)/profit before income taxation						**(58.3)**	4.8	(5
Tax credit	-	-	-	-	-	**16.6**	-	1
(Loss)/profit for the year						**(41.7)**	4.8	(3

3. Segmental analysis (continued)

26 weeks to 30 October 2004 (Unaudited)

Revenue	Bread Bakeries £m	Culinary Brands £m	Cakes £m	Customer Partnerships £m	Corporate £m	Continuing £m	Discontinued £m	Gr
Total sales	390.8	127.7	127.3	120.1	0.1	**766.0**	62.8	82
Inter-segment sales	(16.5)	(4.5)	(3.0)	(5.1)	(0.1)	**(29.2)**	(0.7)	(2
Sales to third parties	374.3	123.2	124.3	115.0	-	**736.8**	62.1	79
Result								
Operating profit/ (loss) before restructuring costs	28.5	26.7	7.9	8.4	(6.2)	**65.3**	7.6	7
Gain on pension curtailment	25.3	5.7	12.1	5.2	(1.0)	**47.3**	4.1	5
Gain on sale of properties	5.8	-	-	-	15.7	**21.5**	-	2
Other restructuring costs	(3.3)	(0.8)	(14.3)	(0.2)	(2.2)	**(20.8)**	-	(2
Operating profit	56.3	31.6	5.7	13.4	6.3	**113.3**	11.7	12
Finance costs	-	-	-	-	-	**(58.7)**	-	(5
Profit before income taxation						**54.6**	11.7	6
Tax credit / (charge)	-	-	-	-	-	**113.1**	(2.0)	11
Profit for the year						**167.7**	9.7	17

4. Restructuring costs

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Gain on pension curtailment	-	47.3	47.3
Gain on sale of properties	-	21.5	21.7
Other restructuring costs:			
Flotation costs (see note 2)	(2.4)	-	(1.1)
Redundancy costs	(2.5)	(16.8)	(27.3)
Operational restructuring costs	(6.1)	(3.7)	(10.6)
Impairment of tangible fixed assets	(3.7)	(0.3)	(6.0)
	(14.7)	48.0	24.0

Redundancy and operational restructuring costs were incurred as a result of the continued implementation of a range of cost reduction initiatives.

During the financial year ended 30 April 2005 a gain on pension curtailment arose due to a change in the level of benefits available through the pension scheme of £49.9m which was offset by the £2.6m cost of performing the review. A further £4.1m gain on curtailment was included within the result for discontinued operations.

5. Financing costs

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Interest expense:			
– bank borrowings	(11.0)	(5.6)	(12.9)
– secured bond interest	(14.6)	(27.8)	(51.2)
– loan note interest	(10.4)	(20.7)	(42.8)
– finance lease interest expense	(0.2)	(0.2)	(0.4)
– amortisation of debt issuance costs	(0.4)	(2.1)	(4.7)
– other financing charge	(0.1)	(3.5)	(3.7)
– other	-	(0.1)	(0.1)
Interest receivable:			
– bank interest	0.4	1.3	2.1
– fair value gains on financial instruments	0.5	-	-
	(35.8)	(58.7)	(113.7)
Debt redemption costs (see note 2)	(75.2)	-	-
Accelerated amortisation of debt issuance costs	(2.9)	-	(4.8)
	(78.1)	-	(4.8)
	(113.9)	(58.7)	(118.5)

Debt redemption costs relate to early redemption of certain classes of secured loan notes and associated closing out of an interest rate swap (see note 2).

Accelerated amortisation of debt issuance costs is a one-off charge of £2.9m (52 weeks to 30 April 2005: £4.8m) due to the capital restructuring undertaken in the period (see note 2).

6. Taxation

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
UK corporation tax	-	0.6	1.2
Overseas tax	1.4	0.8	1.7
Total current tax	1.4	1.4	2.9
Deferred tax	(18.0)	(112.5)	(107.3)
Total tax credit	(16.6)	(111.1)	(104.4)
Continuing operations	(16.6)	(5.7)	(11.9)
Discontinued operations	-	2.0	3.3
Deferred tax asset on pension scheme deficit	-	(107.4)	(95.8)
	(16.6)	(111.1)	(104.4)

The tax for the 26 weeks to 29 October 2005 is based on the anticipated effective rate for the year of 31% applied to profit on ordinary activities before restructuring costs. The resulting tax charge is then adjusted for the expected tax credits on deductible restructuring costs.

7. Discontinued operations

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Revenue	-	62.1	114.8
Expenses	-	(50.4)	(96.2)
Operating profit	-	11.7	18.6
Profit on disposal of discontinued operations	4.8	-	4.2
Profit before tax	4.8	11.7	22.8
Attributable tax charge	-	(2.0)	(3.3)
Net profit attributable to discontinued operations	4.8	9.7	19.5

During the year ended 30 April 2005, the Group disposed of TGP 182 Ltd and its subsidiaries (Golden West Foods Ltd, Golden West Foods NV, STI (UK) Limited, Glassflat Ltd and Heligold SL), known as the Golden West Group, together with RHM Property Company One Ltd, which owned certain assets used by the Golden West Group companies. Heligold SL was sold on 10 March 2005 (loss on disposal £0.6m) and the remainder of the companies on 23 April 2005 (profit on disposal £4.8m). Total proceeds amounted to £78.7m, net assets sold including goodwill were £74.5m, resulting in a profit on disposal of £4.2m. The proceeds were based on an estimate of the working capital at completion, and the profit included provision for certain unresolved liabilities.

During the six months ended 29 October 2005, completion accounts for the Golden West Group were
finalised, giving rise to an additional £1.1m proceeds, and the unresolved liabilities were settled with a net release of provisions of £3.7m, giving total additional disposal profits of £4.8m

8. Dividends

The proposed £18.3m interim dividend for the 52 weeks ended 29 April 2006 of 5.3p per share was approved by the board of directors on 13 December 2005 and as such has not been included as a liability as at 29 October 2005. The ex-dividend date for the interim dividend is 21 December 2005, with payment on 24 February 2006.

9. Earnings per share

The reconciliation between Basic and Adjusted EPS, and between the earnings figures used in calculating them, is as follows:

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
(Loss)/profit for the year	(36.9)	177.3	191.0
Profit on sale of subsidiaries	(4.8)	-	(4.2)
Tax credit on sale of subsidiaries	-	-	(5.4)
Pre tax profits from discontinued operations	-	(11.7)	(18.6)
Tax charge relating to discontinued operations	-	2.0	8.7
Minority interest on discontinued operations	-	0.1	(0.1)
(Loss)/profit for the year from continuing operations	(41.7)	167.7	171.4
Gain on pension curtailment	-	(47.3)	(47.3)
Other restructuring costs	14.7	20.8	45.0
Gain on sale of properties	-	(21.5)	(21.7)
Debt redemption costs	75.2	-	-
Accelerated amortisation of debt issuance costs	2.9	-	4.8
Tax credit on adjusting items	(27.3)	(6.2)	(13.6)
Tax credit on pension liability	-	(107.4)	(95.8)
Profit for the year from continuing operations – adjusted	23.8	6.1	42.8
Basic EPS			
Profit on sale of subsidiaries	4.8	-	4.2
Tax credit on sale of subsidiaries	-	-	5.4
Pre tax profits from discontinued operations	-	11.7	18.6
Tax charge relating to discontinued operations	-	(2.0)	(8.7)
Minority interest on discontinued operations	-	(0.1)	0.1
Profit for the year from discontinued operations	4.8	9.6	19.6
	million	**million**	**million**
Average shares used in Basic EPS calculation	267.5	173.6	173.2
Dilutive share schemes and options	1.8	1.8	1.8
Shares used in Diluted EPS calculation	269.3	175.4	175.0
	pence	**pence**	**pence**
Basic EPS			
Continuing	(15.6)	96.6	99.0
Discontinued	1.8	5.5	11.3
	(13.8)	102.1	110.3
Basic Adjusted EPS	8.9	3.5	24.7
Diluted EPS			
Continuing	(15.5)	95.6	97.9
Discontinued	1.8	5.5	11.2
	(13.7)	101.1	109.1
Diluted Adjusted EPS	8.8	3.5	24.4

10. Net borrowings

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Cash at bank	33.9	61.2	87.8
Unsecured subordinated loan notes	-	(414.8)	(457.4)
Senior credit agreement	-	(154.5)	(97.1)
Secured loan notes	-	(482.4)	(456.2)
Other loans	(0.6)	(11.6)	(0.7)
Bank loans	(742.1)	-	-
Finance leases	(4.5)	(5.9)	(5.0)
Net debt	(713.3)	(1,008.0)	(928.6)

Following the listing of the Company on the London Stock Exchange the group's finances were restructured resulting in the purchase of all outstanding Unsecured Subordinated Loan Notes and the redemption of all outstanding secured loan notes. Other loans were restructured and a new credit facility was put in place (see note 2).

11. Pension obligations

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Changes in the schemes' net deficit			
Deficit in schemes at the beginning of the period	(321.1)	(538.4)	(538.4)
Movement in the period:			
Current service cost – continuing operations	(7.4)	(10.7)	(19.3)
Current service cost – discontinued operations	-	(0.9)	(1.7)
Curtailment due to benefit change	-	54.0	54.0
Curtailment due to disposal of subsidiaries	-	-	(3.5)
Increase in liabilities due to redundancy during the year	(0.3)	-	(2.2)
Other financing income/(charge)	0.1	(3.2)	(3.1)
Employer contributions	16.4	24.4	48.0
Special contribution following issue of shares	110.0	-	-
Contribution in respect of PPF levy	0.6	-	-
Contribution in respect of disposal of subsidiaries	-	-	11.6
Contribution in respect of enhanced benefits on redundancy	-	-	1.0
Increase in liabilities due to revised mortality assumptions	(96.0)	-	-
Other actuarial (loss)/gain	(16.4)	116.9	132.5
Deficit in schemes at the end of the period	(314.1)	(357.9)	(321.1)
Assumptions			
The major assumptions used by the actuaries were:			
Long term rate of increase in pensionable salaries	3.3%	3.3%	3.2%
Rate of increase in benefits in payment	3.3%	3.3%	3.25%
Discount rate	5.1%	5.5%	5.4%
Inflation assumption	2.8%	2.8%	2.7%
Expected return on assets	6.5%	6.7%	6.5%

11. Pension obligations (continued)

On 18 August 2005 a special contribution of £110m was made to the UK scheme following the issue of shares and listing of the company on the London Stock Exchange, in accordance with an agreement with the scheme trustees. Under the terms of this agreement a further payment of £15m is due to be paid by 30 April 2006.

An actuarial review of the UK scheme was conducted by the actuary to the Trustee as at 5 April 2005 to determine funding requirements for current service and repayment of past service deficits. Using similar assumptions for mortality to those used in this review gives rise to an increase in scheme liabilities of £96.0m. This increase, together with an associated increase in deferred tax assets of £28.8m, has been reflected as an actuarial loss within movements on reserves.

12. Reconciliation of movements in shareholders' equity

26 weeks to 29 October 2005

	Share Capital	Share premium account	Own shares	Share based incentive plan	Pension reserve	Accumulated losses	Tot
	£m	£m	£m	£m	£m	£m	£
At 30 April 2005	0.2	17.2	(0.1)	-	(321.1)	(13.1)	(316.
IAS 32/39 restatement (see note 15)	-	-	-	-	-	(4.1)	(4.
	0.2	17.2	(0.1)	-	(321.1)	(17.2)	(321.
Share issue (see note 2)*	0.2	475.0	-	-	-	-	475
Share issue costs (see note 2)	-	(25.5)	-	-	-	-	(25.
Profit/(loss) for the period	-	-	-	-	119.4	(156.3)	(36.
Exchange differences	-	-	-	-	-	0.2	0
Pension mortality	-	-	-	-	(96.0)	28.8	(67.
Other actuarial loss	-	-	-	-	(16.4)	4.9	(11.
Purchase of own shares	-	-	(1.2)	-	-	-	(1.
Share based incentive plan	-	-	-	0.2	-	-	0
At 29 October 2005	0.4	466.7	(1.3)	0.2	(314.1)	(139.6)	12

* On 22 July 2005 the group issued 172,727,273 new ordinary shares listed on the London Stock Exchange at a price of £2.75, giving total proceeds of £475.0m. In addition 1,875,000 ordinary shares were issued for 10p, giving total proceeds of £187,500, in order to satisfy the exercise of an option by a former director.

Total shares of 348,227,273 are in issue as at 29 October 2005.

12. Reconciliation of movements in shareholders' equity (continued)

26 weeks to 30 October 2004

	Share Capital £m	Share premium account £m	Own shares £m	Pension reserve £m	Accumulated losses £m	Tot £
At 1 May 2004	0.2	17.2	-	(538.4)	(119.4)	(640.
Profit for the period	-	-	-	63.6	113.7	177
Exchange differences	-	-	-	-	0.9	0
Actuarial gain	-	-	-	116.9	-	116
At 30 October 2004	0.2	17.2	-	(357.9)	(4.8)	(345.

13. Reconciliation of cash flow from operating activities

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
(Loss)/profit for the year	(36.9)	177.4	190.9
Adjustments for:			
Tax credit	(16.6)	(111.1)	(104.4)
Depreciation and impairment of property, plant and equipment	29.1	29.9	61.2
Amortisation of intangibles	0.7	0.8	2.4
Loss/(profit) on disposal of property, plant and equipment	0.5	(21.6)	(21.0)
Profit on disposal of subsidiaries	(4.8)	-	(4.2)
Net pension charge less contributions	(8.4)	(66.8)	(80.8)
Share based incentive plan	0.2	-	-
Finance costs	35.8	58.7	113.7
Debt redemption costs	78.1	-	4.8
Operating cash flow before working capital movements	77.7	67.3	162.6
(Increase)/decrease in inventories	(15.2)	(13.0)	8.5
Increase in trade and other receivables	(30.6)	(60.9)	(24.4)
Increase/(decrease) in trade and other payables	16.1	(9.3)	(41.9)
(Decrease)/increase in provisions for liabilities and charges	(10.9)	8.0	12.4
Cash generated from operations	37.1	(7.9)	117.2

14. IAS 39 transition balance sheet

The Group adopted IAS 32 "Financial Instruments: presentation and disclosure" and IAS 39 "Financial Instruments: recognition and measurement" from 1 May 2005. In the preparation of the comparative figures within this report under IFRS, the Group applied the hedge accounting rules of UK GAAP, taking advantage of the exemption under IFRS 1 "First time adoption of IFRS". Under this exemption interest rate swaps, commodity and foreign exchange contracts that were previously accounted for as fair value hedges under UK GAAP were not measured at fair value within the financial statements. On adoption of IAS 39 the difference between the financial instruments previously reported carrying value and their fair value has been reflected within opening retained earnings.

IAS 39 requires the Group to recognise transitional adjustments in accounting for its financial instruments. This affects the treatment of the Group's commodity contracts, foreign exchange contracts and interest rate swaps, which were previously treated as cash flow hedges of forecasted transactions and were not recognised prior to their date of settlement. These instruments are considered to be non-qualifying hedging instruments at the date of transition, and have been recognised at fair value. The effect is to increase the Group's liabilities by £5.8m, with an associated deferred tax asset of £1.7m, giving a net increase in net liabilities at 1 May 2005 of £4.1m.

14. IAS 39 transition balance sheet (continued)

Restatement of Consolidated Balance Sheet to include IAS 32 and IAS 39	52 weeks to 30 April 2005 £m	IAS 39 transition adjustment £m	Restated including IAS 39 £m
Non-current assets	**966.7**		**966.7**
Current assets			
Inventories	69.4		69.4
Trade and other receivables	179.9		179.9
Other taxes receivable	12.0		12.0
Deferred tax asset	14.8	1.7	16.5
Other debtors, prepayments & accrued income	13.6		13.6
Cash & cash equivalents	87.8		87.8
	377.5	1.7	379.2
Non-current assets held for sale	5.6		5.6
	383.1	1.7	384.8
Current liabilities			
Trade & other payables	283.3	5.8	289.1
Corporation tax	2.1		2.1
Obligations under finance leases	1.2		1.2
Borrowings	20.6		20.6
Short-term provisions	22.1		22.1
	329.3	5.8	335.1
Net current assets	53.8	(4.1)	49.7
Total assets less current liabilities	1,020.5	(4.1)	1,016.4
Non-current liabilities	1,337.3		1,337.3
Net liabilities	(316.8)	(4.1)	(320.9)
Equity			
Called-up share capital	0.2		0.2
Share premium account	17.2		17.2
Own shares	(0.1)		(0.1)
Pension reserves	(321.1)		(321.1)
Accumulated losses	(13.1)	(4.1)	(17.2)
Capital & reserves attributable to the Company's equity holders	(316.9)	(4.1)	(321.0)
Minority interests	0.1		0.1
Total equity	(316.8)	(4.1)	(320.9)

PricewaterhouseCoopers

Independent review report to RHM plc

Introduction

We have been instructed by the company to review the financial information for the 26 weeks ended 29 October 2005 which comprises the Group income statement, the Group balance sheet, the Group cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in the accounting policies note, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis of presentation and accounting policies stated in the interim report.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in the basis of preparation, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 29 April 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 29 October 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
13 December 2005

Shareholders' Information

Financial Calendar

2005

21 December	Ex-div date for the interim dividend
23 December	Record date for the interim dividend

2006

24 February	Payment date for the interim dividend
29 April	Year end
29 June	Announcement of the full year results for the year to 29 April 2006
29 June	Final dividend proposed
5 July	Ex-div date for final dividend
7 July	Record date for final dividend
26 September	2006 Annual General Meeting
29 September	Payment of final dividend

Corporate Website – Investor Relations
RHM's corporate website provides access to a wide range of information including: current and historic share price information, recent announcements, financial reports and investor presentations. This can be accessed via the Investor Relations section of the corporate website: www.rhm.com

Shareholder Services and Helpline
The Company has appointed Lloyds TSB Registrars as its Registrar to manage and maintain the shareholder register and to pay dividends. A range of shareholder information is available on line at www.shareview.co.uk, including practical help on transferring shares or updating personal details. Shareholders can also check their shareholding and register to receive information and documents electronically. Alternatively if you have any queries concerning your shareholding you can contact the Registrar by telephone or by post at the following address:

Lloyds TSB Registrar
The Causeway
Worthing
West Sussex
BN99 6DA

Shareholder helpline: 0870 600 3970 (available business days between 8:30am and 5:30pm)
Overseas callers: +44 121 415 7047
Website: www.shareview.co.uk

Registered Office
RHM plc
Chapel House
Liston Road
Marlow
Buckinghamshire SL7 1TJ

Telephone: +44 (0)1628 478484
Facsimile: +44 (0)1628 478404
Website: www.rhm.com

END

Close

2.2

RHM

Better foods for a better life

Price Range Prospectus



LYONS
6 Treacle Tarts
SPIDERMAN
Sharwood's
Cerebos
SEA SALT FLAKES
The Original
ATORA
McDougalls
HOVIS
SAXA
PAXO
SAGE & ONION
mini rolls
Mr KIPLING
FRANK COOPER'S
VINTAGE OXFORD
MARMALADE
NEXT CUSTOMER
Cadbury
Curls minis
aah! BISTO

RHM plc
Global Offer

Sole Bookrunner, Global Co-ordinator and Sponsor:
Credit Suisse First Boston

Co-Lead Managers:
Citigroup, Deutsche Bank, HSBC, JPMorgan Cazenove

This document comprises a prospectus relating to RHM plc (the "Company") prepared in accordance with the Prospectus Rules of the U.K. Listing Authority made under section 73A of the Financial Services and Markets Act 2000.

The directors of the Company, whose names appear on page 2 of this document, and the Company accept responsibility for the information contained in this document. To the best of the knowledge of the Directors and the Company (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

Application has been made to the U.K. Listing Authority for all of the Ordinary Shares, issued and to be issued, to be admitted to the Official List of the U.K. Listing Authority and to the London Stock Exchange for all of the Ordinary Shares to be admitted to trading on the London Stock Exchange ("Admission"). Conditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange on 19 July 2005. It is expected that Admission will become effective and that unconditional dealings in the Ordinary Shares will commence on 22 July 2005. Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place. **All dealings before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.**

See "Risk Factors" in Part II of this document for a discussion of certain factors that should be considered in connection with an investment in the Ordinary Shares.

This document does not constitute an offer to sell, or the solicitation of an offer to buy, Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful. The Ordinary Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold within the United States (as defined in Regulation S under the Securities Act ("Regulation S")) except to certain "qualified institutional buyers" ("QIBs") (as defined in Rule 144A under the Securities Act ("Rule 144A")) in reliance on Rule 144A and certain persons in offshore transactions in reliance on Regulation S. Prospective purchasers are hereby notified that the Company and sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the Ordinary Shares and the distribution of this document, see "Details of the Global Offer" set out in Part XII of this document.

RHM plc

(incorporated in England and Wales under the Companies Act 1985 with registered no. 3946774)

Global Offer of up to 246,144,053 Ordinary Shares of 0.1p each at an Offer Price expected to be between 228p and 285p per share and admission of up to 383,833,333 Ordinary Shares to the Official List and to trading on the London Stock Exchange

Sole Bookrunner, Global Co-ordinator and Sponsor

Credit Suisse First Boston

Co-Lead Managers

Citigroup **Deutsche Bank** **HSBC** **JPMorgan Cazenove**

Expected share capital immediately following Admission
(assuming the Offer Price is at the mid-point of the Offer Price Range)

Authorised			Issued and fully paid	
Number	Nominal Value	Ordinary Shares of 0.1p each	Number	Nominal Value
550,000,000	0.1p		360,685,185	0.1p

The Company is raising gross proceeds of £475 million through the Global Offer. Based on the expected Offer Price Range, the Company will issue between 166,666,666 and 208,333,333 New Ordinary Shares. In addition, Doughty Hanson, the Executive Directors, a former director and employees of the Group will sell existing Ordinary Shares through the Global Offer. The Company will not receive the proceeds of the sale of the existing Ordinary Shares that are being sold by and the proceeds of which will be paid to Doughty Hanson, the Executive Directors, a former director and employees of the Group. The Ordinary Shares are being offered to certain institutional investors in the U.K., QIBs in the United States and certain institutional investors in the rest of the world.

In connection with the Global Offer, Credit Suisse First Boston (or any agent or other person acting for Credit Suisse First Boston), as stabilisation manager, may over-allot or effect transactions intended to enable it to satisfy any over-allocations or which stabilise, maintain, support or otherwise affect the market price of the Ordinary Shares at a level higher than that which might otherwise prevail for a period of 30 days after the announcement of the Offer Price. However, there may be no obligation on Credit Suisse First Boston, or any agent of Credit Suisse First Boston, to do this. Such transactions may be effected on the London Stock Exchange and any other securities market, over the counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end 30 days after the announcement of the Offer Price. Save as required by law, Credit Suisse First Boston does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

In connection with the Global Offer, Doughty Hanson will grant Credit Suisse First Boston, on behalf of the Underwriters, an option (the "Over-allotment Option"), exercisable for 30 days after the announcement of the Offer Price, to make available additional Ordinary Shares of up to 10 per cent. of the aggregate number of Ordinary Shares available in the Global Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allotments, if any, made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions.

Credit Suisse First Boston, which is regulated in the U.K. by the Financial Services Authority, is acting exclusively for the Company and Doughty Hanson in relation to the Global Offer and no one else and will not be responsible to anyone other than the Company and Doughty Hanson for providing the protections afforded to customers of Credit Suisse First Boston nor for providing any advice in relation to the Global Offer, the contents of this document or any transaction or arrangement referred to herein.

The New Ordinary Shares will, upon Admission, rank *pari passu* in all respects with the existing Ordinary Shares, including the right to receive dividends or other distributions declared, made or paid after Admission.

Any reproduction or distribution of this document, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the Ordinary Shares offered hereby is prohibited, except to the extent such information is otherwise publicly available. Each person receiving a copy of this document by accepting delivery of this document agrees to the foregoing.

In connection with the Global Offer, the Underwriters and any of their affiliates, acting as investors for their own accounts, may take up Ordinary Shares and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such Ordinary Shares and other securities of the Company or related investments in connection with the Global Offer or otherwise. Accordingly, references in this document to the Ordinary Shares being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, dealing or placing by the Underwriters and any of their affiliates acting as an investor for their own accounts. The Underwriters do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

The distribution of this document and the offer and sale of Ordinary Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company, Doughty Hanson or the Underwriters that would permit a public offer of Ordinary Shares or possession or distribution of this document (or any other offer or publicity material or application form relating to Ordinary Shares) in any jurisdiction where action for that purpose is required, other than in the U.K. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer of, or an invitation to subscribe or purchase, any Ordinary Shares in any jurisdiction in which such offer or invitation would be unlawful. Further information with regard to restrictions on offers and sales of the Ordinary Shares and the distribution of this document is set out in Part XII — "Details of the Global Offer".

Each subscriber or purchaser of Ordinary Shares offered hereby in making its subscription or purchase will be deemed to have made certain acknowledgements, representations and agreements as set out under the caption "Investor Representations and Agreements" in Part XII — "Details of the Global Offer".

No person has been authorised to give any information or to make any representation other than those contained in this document in connection with the Global Offer and, if given or made, such information or representation must not be relied upon as having been authorised by or on behalf of the Company, Doughty Hanson or the Underwriters. This document does not constitute an offer to sell or the solicitation of any offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to section 87G of FSMA and paragraph 3.4 of the Prospectus Rules, neither the delivery of this document at any time nor any subscription or sale made under this document shall, under any circumstances, create any implication that there has been no change in the business or affairs of the Company or of the Group taken as a whole since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The information contained in this document has been provided by the Company and other sources identified herein. None of the Underwriters makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this document. This document is not intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Company, Doughty Hanson or the Underwriters that any recipient of this document should subscribe for or purchase the Ordinary Shares. **Each potential subscriber or purchaser of Ordinary Shares should determine for itself the relevance of the information**

contained in this document and its subscription or purchase of Ordinary Shares should be based upon such investigation as it deems necessary.

THE ORDINARY SHARES HAVE NOT BEEN REGISTERED WITH OR APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFER OF THE ORDINARY SHARES OR CONFIRMED THE ACCURACY OR DETERMINED ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE, AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult its own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

Certain terms used in this document are defined and certain technical and other terms used in this document are explained in Part XIV — "Definitions".

Unless the context otherwise requires or it is expressly provided to the contrary, the information in this document assumes an Offer Price of 256½p, being the mid-point of the Offer Price Range, and no exercise of the Over-allotment Option. All times referred to in this document are, unless otherwise stated, references to London time.

FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this document, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development and rationalisation plans and objectives relating to the Company's products), or any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "plans", "will", "may", "anticipates", "would", "could" or similar expressions or the negative thereof, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond RHM plc's control that could cause the actual results, performance or achievements of RHM plc to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding RHM plc's present and future business strategies and the environment in which RHM plc will operate in the future. Among the important factors that could cause RHM plc's actual results, performance or achievements to differ materially from those in forward-looking statements include those factors described in Part II — "Risk Factors", Part III — "Information on RHM", Part V — "Operating and Financial Review" and elsewhere in this document. These forward-looking statements speak only as of the date of this document. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto, any new information or any change in events, conditions or circumstances on which any such statements are based, unless required to do so by the Prospectus Rules, the Listing Rules or the Disclosure Rules.

CURRENCY AND PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all references in this document to "pound", "pounds sterling", "£" or "p" are to the lawful currency of the United Kingdom. RHM prepares its financial statements in pounds sterling.

Accounts are drawn up to the Saturday nearest to 30 April each year. As a result, the Group's financial years are comprised of 52-week or 53-week periods. The periods analysed in this document are the 53-week period ended 3 May 2003 and the 52-week periods ended 1 May 2004 and 30 April 2005, and such periods are referred to in this document as financial year 2003, financial year 2004 and financial year 2005, respectively. References to FY 2006 are to the 52-week period ending 29 April 2006. All references in this document to "FY" are to a financial year.

Unless otherwise indicated, financial information in this document has been prepared in accordance with U.K. GAAP. The Financial Information contains information for the three year period ended April 30, 2005 prepared in accordance with U.K. GAAP and for the 52-week period ended April 30, 2005, prepared in accordance with IFRS. Going forward, RHM will prepare its financial information in accordance with IFRS. U.K. GAAP, U.S. GAAP and IFRS differ in certain significant respects. A summary of certain differences between U.K. GAAP, U.S. GAAP and IFRS is set out in Part V of this document.

The Accountants' Report included in Part X of this document has been prepared in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom and the related consent to its inclusion in this document appearing in Part X has been included as required by the U.K. Listing Authority and solely for that purpose. Such report and consent were not prepared in accordance with standards generally accepted in the United States.

The opinion on the Special Purpose Restated Consolidated Financial Information is included in this document solely to comply with the Prospectus Rules of the U.K. Listing Authority. The audit of this information was performed using standards issued by the Auditing Practices Board in the United Kingdom. None of the financial information, including the Special Purpose Restated Consolidated Financial Information in this document has been audited in accordance with auditing standard generally accepted in the United States of America ("US GAAS") or auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). US GAAS and the auditing standards of the PCAOB do not provide for the expression of an opinion on accounting standards which have not been finalised and are still subject to modification, as is the case with accounting standards as adopted in the EU and included in "Part X—Historical Financial Information". Accordingly, it would not be possible to express an opinion on the Special Purpose Restated Consolidated Financial Information under US GAAS or the auditing standards of the PCAOB. In addition, there could be other differences between the auditing standards issued by the Auditing Practices Board in the United Kingdom and those required by US GAAS or the auditing standards of the PCAOB. Potential investors should consult their own professional advisors to gain an understanding of the Special Purpose Restated Consolidated Financial Information contained herein and the implications of differences between the auditing standards noted herein.

The reports on the IFRS and UK GAAP pro forma financial information in Part XI of this document are included solely to comply with the requirements of the U.K. Listing Authority. The form of those reports does not comply with the auditing standards generally accepted in the United States, since auditing standards in the U.S. do not provide for an expression of any opinion on a review of pro forma financial statements of the performance of agreed procedures on specified data. All pro forma financial information is extracted without adjustment from the U.K. GAAP or the IFRS pro forma net asset statements in Part XI as referred to.

References in this document to turnover are to turnover from continuing operations (and exclude inter-segment sales), unless otherwise stated.

EBITA

References to EBITA in this document are to the operating profit from continuing operations before operating exceptional items and goodwill amortisation, as extracted directly and without adjustment from the UK GAAP Historical Financial Information in Part X of this document. References to EBITA margin are to EBITA as a percentage of turnover from continuing operations. Management believes that EBITA is the appropriate measure of the trading performance of the business, principally because it excludes non-recurring items such as operating and other exceptional items as well as goodwill amortisation and interest

payable, which will impact the Company's accounts in a substantially different manner following FY 2005 and the Global Offer. EBITA excludes:

- operating exceptional items, which refer primarily to restructuring costs of the business, including the rationalisation of a number of production sites and distribution points to achieve reductions in the Group's cost base;
- non-recurring disposals of fixed assets and subsidiary undertakings;
- goodwill amortisation, which under IFRS is not amortised but is subject to an annual impairment test (therefore annual goodwill amortisation will not appear in the Company's FY 2006 IFRS accounts); and
- interest—interest payable in FY 2003, FY 2004 and FY 2005 is not indicative of the Company's interest payment obligations following the Global Offer because, as more fully described in Part V of this document under "Indebtedness" and under "Liquidity and Capital Resources", all of the Company's outstanding secured notes and certain additional outstanding debt will be refinanced by way of a new facility, underwritten by Credit Suisse, London Branch and the Royal Bank of Scotland. RHM intends to draw down the facility in part immediately following the Global Offer, and in part by 31 August 2005.

EBITA on its own has limitations as an analytical tool and it should not be considered in isolation from, or as a substitute for, analysis of RHM's results of operations, as reported under U.K. GAAP. Some of the limitations of EBITA as a measure are as follows:

- it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on RHM's debt;
- although amortisation is a non-cash charge, the assets being amortised will often have to be replaced in the future;
- exceptional items will often have to be incurred as part of operations—EBITA measures do not reflect any cash requirements for such expenses; and
- other companies in the food industry may calculate these measures differently, limiting their usefulness as a comparative measure.

Various figures and percentages set out in this document have been rounded and, accordingly, may not total.

AVAILABLE INFORMATION

The Company may furnish to the U.S. Securities and Exchange Commission ("SEC") certain information pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). The Company has agreed that it will, during any period in which it is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, deliver to the holder or beneficial owner of Ordinary Shares or to any prospective purchaser of Ordinary Shares designated by any such holder or beneficial owner, upon the request of such holder, beneficial owner or prospective purchaser, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

ENFORCEABILITY OF JUDGMENTS

The Company is a public limited company incorporated under the laws of England and Wales. All of the directors and executive officers of the Company are citizens or residents of countries other than the United States. All or a substantial portion of the assets of such persons and substantially all of the assets of the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or the Company, or to enforce against them judgments of U.S. courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. There is substantial doubt as to the enforceability in the United Kingdom in original actions or in actions for enforcement of judgements of U.S. courts, based on the civil liability provisions of U.S. federal securities laws.

(This page has been left blank intentionally.)

TABLE OF CONTENTS

DIRECTORS, SECRETARY, REGISTERED AND HEAD OFFICE AND ADVISERS

Directors

Jan du Plessis	Non-Executive Chairman
Ian McMahon	Chief Executive Officer
Andrew Allner	Group Finance Director
Richard Hanson	Non-Executive Director

General Counsel & Company Secretary
Thomas Murphy

Head Office, Registered Office and Directors' Addresses
Chapel House
Liston Road
Marlow
Buckinghamshire
SL7 1TJ

Advisers

Sole Bookrunner, Global Co-ordinator and Sponsor
Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Co-lead Managers
Citigroup Global Markets U.K. Equity Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

HSBC Bank plc
8 Canada Square
London E14 5HQ

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

Legal Advisers to the Company
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London E14 5DS

Legal Advisers to the Sponsor and Underwriters
Allen & Overy LLP
One New Change
London EC4M 9QQ

Legal Advisers to the Board of Directors of the Company
Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Auditors and Reporting Accountants
PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Registrars to the Company and Receiving Agent
Lloyds TSB
The Causeway
Worthing
West Sussex
BN99 6DA

Bankers to the Company
Credit Suisse, London Branch
One Cabot Square
London E14 4QJ

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

GLOBAL OFFER STATISTICS

Offer Price Range[1]	228p to 285p
Number of Ordinary Shares in the Global Offer[2]	230,634,795
— issued by the Company[2]	185,185,185
— sold by Doughty Hanson[2,3,4]	38,754,590
— sold by the Executive Directors	700,000
— sold by employees and former employees of the Group	5,995,020
Percentage of the enlarged issued Ordinary Share capital in the Global Offer[2,3]	63.9%
Number of Ordinary Shares subject to the Over-allotment Option[2,5]	23,063,479
Number of Ordinary Shares in issue following the Global Offer[2]	360,685,185
Expected market capitalisation[2]	£925 million
Estimated gross proceeds of the Global Offer receivable by the Company[2]	£475 million
Estimated gross proceeds of the Global Offer receivable by Doughty Hanson[2,3]	£99.4 million
Estimated gross proceeds of the Global Offer receivable by the Executive Directors[2]	£1.8 million
Estimated gross proceeds of the Global Offer receivable by employees and former employees of the Group[2]	£15.4 million

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	2005
Latest time and date for receipt of indications of interest under the Global Offer	5.00 pm on 18 July
Announcement of Offer Price[1] and allocation	19 July
Publication of pricing statement containing the Offer Price	19 July
Commencement of conditional dealings on the London Stock Exchange	8.00 am on 19 July
Admission and commencement of unconditional dealings on the London Stock Exchange	8.00 am on 22 July
CREST accounts credited	8.30 am on 22 July
Where applicable, despatch of definitive share certificates	from 25 July

All times are London times. Each of the times and dates in the above timetable is subject to change.

It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

Notes:

(1) It is currently expected that the Offer Price will be within the Offer Price Range.

(2) Based on an Offer Price of 256½p, being the mid-point of the Offer Price Range.

(3) Assumes no exercise of the Over-allotment Option.

(4) Doughty Hanson expects to sell such number of shares as to have a shareholding of, or below, 33 per cent. after the Global Offer assuming no exercise of the Over-allotment Option.

(5) This figure is 10 per cent. of the number of Ordinary Shares comprised in the Global Offer and is subject to pro rata increase or decrease in the event that the aggregate number of Ordinary Shares available under the Global Offer is increased or decreased, as the case may be.

PART I: SUMMARY INFORMATION

The following summary information does not purport to be complete and should be read as an introduction to the more detailed information appearing elsewhere in this document, including the Financial Information in Part X from which it is partly derived. Any decision by a prospective investor to invest in Ordinary Shares should be based on consideration of the document as a whole and not solely on this summarised information. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each member state of the European Economic Area (EEA) civil liability will attach to the Directors in any such member state for this summary, including any translation hereof if, but only if, this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document. Where a claim relating to the information contained in this document is brought before a court, the plaintiff investor might, under the national legislation of the EEA states, be required to bear the costs of translating this document before legal proceedings are initiated.

1. Information on RHM

RHM's brand portfolio, consumer penetration, turnover, scale of operations and technological expertise make it one of the U.K.'s leading food producers. It manufactures a large variety of food products, including wrapped bread, flour, cakes, grocery products and chilled and frozen ready meals. RHM has manufacturing and distribution facilities throughout the U.K. and employs over 16,000 people. In FY 2005, RHM's turnover was £1,527 million and it generated EBITA of £155 million.[1]

50 per cent. of RHM's turnover in FY 2005 was generated from the Group's branded products. Twelve of the Group's brands were leaders in their respective product categories in FY 2005.[2] RHM's products enjoy exceptionally high market penetration, with at least one of its branded products found in 98 per cent. of British households.[3]

RHM owns some of the U.K.'s best known and most enduring food brand names, including:

- Hovis and Granary bread
- Mother's Pride and Ormo bread
- Nimble bread
- Mr. Kipling, Lyons, Gateaux and Cadbury's[4] cakes
- Bisto gravy
- Sharwood's Asian sauces and accompaniments
- Robertson's and Frank Cooper's preserves
- McDougalls and Be-Ro home-baking products
- Paxo stuffing mixes
- Saxa salt
- Elephant Atta and Fassal flour
- Rombouts coffee[5]
- Atora suet

RHM also manufactures own label products for many of the large U.K. supermarket chains, including Asda, Co-op, Morrison, Sainsbury's, Somerfield, Tesco and Waitrose, as well as for Marks & Spencer and Pizza Hut with whom the Group has strategic partnerships. The strength and high levels of consumer recognition enjoyed by RHM's branded products, combined with its ability to manufacture own label products to its customers' varying specifications, has allowed RHM to build and maintain long-standing relationships with its key customers and strategic partners. Management believes that RHM's significant position in both the branded and own label U.K. food product market enables it to better understand and anticipate changing consumer trends.

In 2003, under new management, RHM began its transformation from a collection of substantially independently operated food companies to a centrally coordinated and managed group. Management has been significantly strengthened with almost half of the Group's top 50 managers replaced by individuals with relevant experience from the food and other industries. Management is developing a new high performance culture with stretching targets and clear accountability. RHM has significantly improved its profitability through procurement savings, pension cost savings and restructuring and rationalisation. In addition, RHM has secured price increases in relation to a number of products and made increased investments in marketing and new product development.

---

1 Turnover and EBITA are from continuing operations. References to EBITA in this document are to the operating profit from continuing operations before operating exceptional items and goodwill amortisation.

2 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

3 Source: TNS Superpanel—52 weeks to 24 April 2005.

4 Under licence from Cadbury-Schweppes PLC until 30 January 2010; thereafter, subject to renewal. Three years' notice is required to terminate the licence.

5 Under licence from Koffie F. Rombouts S.A. until December 2012.

The following charts show growth in RHM's EBITA and EBITA margin from continuing operations for the three year period ended 30 April 2005.

EBITA[(1)] (in £ million) FY03 – FY05


+3.5%
+27.7%
117.3
121.4
155.0
2003(2)
2004
2005

EBITA[(1)] as % of Turnover FY03 – FY05


7.8%
8.0%
10.1%
2003(2)
2004
2005

Source: RHM's consolidated annual accounts for FY 2003, FY 2004 and FY 2005

(1) References to EBITA are to the operating profit from continuing operations before exceptional items and goodwill amortisation.

(2) 53-week period.

RHM's business is organised into the following three divisions:

- Bread Bakeries;
- Culinary Brands; and
- Cakes & Customer Partnerships.

The following charts show the proportion of RHM's turnover and EBITA generated by each of RHM's three divisions:

2005 Turnover[(1)] by Division


Cakes & Customer Partnerships 33%
Cakes 17%
CP 16%
Bread Bakeries 49%
Culinary Brands 17%

2005 Divisional EBITA[(2)]


Cakes & Customer Partnerships 25%
Cakes 11%
CP 14%
Bread Bakeries 37%
Culinary Brands 38%

Source: RHM's consolidated annual accounts for FY 2005.

(1) Continuing operations.

(2) References to EBITA are to the operating profit from continuing operations before exceptional items and goodwill amortisation. Divisional EBITA is before corporate costs.

RHM's Bread Bakeries division is the largest vertically integrated baker and flour miller in the U.K. with a comprehensive brand and product portfolio.[6] Its wrapped bread is primarily marketed under the leading brand names Hovis, Granary, Mother's Pride and Nimble. In addition, the division manufactures own label bread and morning goods. The division also manufactures frozen part-baked products for subsequent bake-off by retailers. In addition, through its own nationwide network of flour mills, Bread Bakeries produces a wide range of bulk flours and branded and own label bagged flours. The scale, purchasing power and technological expertise of the division's flour milling operations provide the Group with a cost-effective and secure supply of the main ingredient in bread and other bakery products.

6 Source: Management analysis, based on sales.

RHM's Culinary Brands division markets a range of leading branded grocery products with a strong heritage, including Bisto gravy, Sharwood's Asian sauces and accompaniments, Robertson's and Golden Shred marmalade, Frank Cooper's preserves, Atora suet, the McDougalls and Cadbury's range of home baking products, Paxo stuffing mixes and Saxa and Cerebos salt.

RHM's Cakes & Customer Partnerships division combines two separate business segments under a single senior management team. RHM is the leading manufacturer of cakes in the U.K.[7], primarily marketed under the Mr. Kipling, Cadbury's and Lyons brands. In addition, it markets products under these brand names and the Gateaux brand in Ireland. The division is also responsible for RHM's strategic relationships with Marks & Spencer and Pizza Hut and for managing certain of RHM's specialist distribution channels, including supplying supermarket chains with frozen pies, ready meals and desserts and distributing a selected range of the Group's products into the Irish market.

2. Competitive Strengths

Management believes that RHM's competitive strengths are its:

- portfolio of leading brands;
- brand management expertise;
- experienced, performance-driven management;
- strong customer relationships;
- ability to develop new products and processes;
- technological expertise; and
- significant scale of operations.

3. Strategy

The Board's objective is to maximise shareholder value by transforming RHM into the leading U.K.-focused food company. Whilst Management believes that it has already made significant progress in improving the Group's financial performance by addressing key operational issues and strengthening its management team, it anticipates that the successful execution of its plans to complete the Group's transformation will lead to a further significant improvement in performance. In the shorter term, Management anticipates that improvement in financial performance will be principally driven by the success of its plans to deliver procurement savings, logistics savings, restructuring and rationalisation benefits and pension cost savings. A proportion of these savings will be reinvested in RHM's brands, new product development, technology and people in order to improve the Group's performance through profitable turnover growth.

Over the medium to long term, Management aims to continue to improve the Group's performance by growing sales of branded and profitable own label products. Management aims to achieve those increases through improved brand and customer management and increased investment in marketing and new product development. In addition, Management intends to maintain a tight ongoing control of costs. The following are the principal elements of RHM's strategy to continue the transformation of the Group begun in 2003:

- driving high performance;
- enhancing brand management expertise;
- increasing investment in new product and process development;
- strengthening customer relationships;
- reducing supply chain and operational costs; and
- seeking acquisition opportunities.

7 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

4. Risk Factors

Prior to investing in the Ordinary Shares, prospective investors should consider, together with the other information contained in this document, the factors and risks attaching to an investment in RHM, including the following risks:

Risks Relating to RHM's Business

- RHM is dependent on a small number of customers who exercise significant buying power and influence, with the seven largest Group customers accounting for 64.3 per cent. of Group turnover in FY 2005;
- RHM is dependent on its key brands and successful brand management;
- RHM is dependent on the successful development of new products and processes;
- RHM may be unable to improve the performance of its Manor Bakeries branded cakes business;
- RHM does not have long term written contracts with its key customers or its principal strategic partners;
- certain of RHM's businesses are materially dependent upon its strategic partners' business performance;
- RHM may not achieve its targeted cost savings in procurement, logistics, restructuring and rationalisation and pensions;
- RHM's profitability may be reduced due to increases in the price of raw materials, including energy;
- RHM may not be able to maintain or increase the price of its products;
- a change in the carrying value of goodwill or the value assigned to RHM's brands, could negatively affect its operating results and net worth;
- changes in U.K. tax law could adversely affect RHM's profitability;
- RHM's businesses are dependent on the available labour pool of skilled and semi-skilled employees;
- some of RHM's businesses are currently subject to union recognition agreements;
- the loss of key personnel could adversely impact RHM's results of operations; and
- fire may cause damage to RHM sites.

Risks relating to Pensions

- RHM has a large, defined benefit pension scheme that is currently underfunded—as at 30 April 2005, the RHM Pension Scheme, on an FRS 17 basis, had a deficit of £303 million (which, taking account of the associated deferred tax credit of £91 million, would have left an overall net pension liability of £212 million);
- the valuation of the Scheme is dependent on market conditions and actuarial methods and assumptions, including assumptions relating to mortality, and the amount of the underfunding is therefore volatile—the next funding valuation will be completed during FY 2006;
- certain changes to the Scheme have been made; they could be challenged and, if such challenges were successful, the amount of the deficit and the payment arrangements could alter materially;
- the Scheme Trustee may admit additional existing employees to membership of the Scheme, which could materially increase the amount of the ongoing contributions to the Scheme;
- RHM's pension scheme contains provisions which give the trustees a material degree of control over the Scheme, including setting contributions on a buy-out basis to remedy a deficiency of assets relative to liabilities of RHM's pension scheme—as at 5 April 2005, on the basis of the then current market conditions, the deficit on RHM's pension scheme on a buy-out basis was estimated to be of the order of £1 billion; and
- RHM has certain risks imposed by the Pensions Act 2004; a person holding alone or together with his associates directly or indirectly one third or more of the voting power of the Company could be

the subject of a contribution notice—however, the Pension Regulator does not have an ability to issue notices other than to shareholders who become connected with, or are associates of, the participating employers.

Risks Relating to the Food Industry

- RHM operates in certain mature markets and may be negatively affected by declining consumption rates in these markets;
- RHM may be involved in product liability claims and could be negatively affected if consumers lose confidence in the safety and quality of its food products;
- RHM's business is subject to extensive government regulation that is becoming increasingly onerous; and
- RHM operates in the highly competitive food industry.

Risks Relating to the Global Offer, the Ordinary Shares and the Capitalisation of the Company

- RHM has a "controlling shareholder" that following the Global Offer may control more than 30 per cent. of its share capital;
- U.S. stockholders may not be able to exercise pre-emptive rights for their Ordinary Shares; and
- if an active trading market does not develop or continue, the liquidity and trading price of the Ordinary Shares could be adversely affected.

5. Principal Shareholders

Following the Global Offer, Doughty Hanson will control the exercise of 26.6 per cent. (assuming exercise of the Over-allotment Option in full) or 33.0 per cent. (assuming no exercise of the Over-allotment Option) of the rights to vote at general meetings of the Company. The DH Partnerships, certain Co-investors and DHC, as the representative of the DH Partnerships and those Co-investors, have each undertaken to the Company, for so long as any of them control, and are entitled to control, the exercise of 30 per cent. or more of the rights to vote at general meetings of RHM, that they will refrain from exercising their voting rights in respect of the appointment or re-appointment to the Board of associates of DHC or the DH Partnerships and those Co-investors.

The DH Partnerships, certain Co-investors and DHC have further undertaken that, for so long as they control the exercise of 30 per cent. or more of the rights to vote at general meetings of RHM, they will exercise their voting rights so as to procure, in so far as they are able to do so by the exercise of such voting rights, that:

(a) the Company is capable at all times of carrying on its business independently of DHC, the DH Partnerships and those Co-investors;

(b) all transactions, agreements or arrangements entered into between DHC, the DH Shareholders and/or any of their Associates and the Company (or any subsidiary of the Company) are, and will be made, on an arm's length basis and on normal commercial terms;

(c) no variations are made to the Company's articles of association that would be contrary to the Company's independence from DHC; and

(d) the independence of the Board of the Company is maintained.

Richard Hanson, a Director employed by DHC, will continue to sit on the board following Admission. In addition to his fiduciary obligations to act in the best interests of the Company, Richard Hanson's appointment letter will require him to discharge his duties in the interests of the Company notwithstanding his connection with DHC.

6. Summary Financial Information

The table below sets out RHM's summary financial information for the periods indicated. The data has been extracted without material adjustment from Part X of this document which has been prepared in accordance with U.K. GAAP. U.K. GAAP, IFRS and U.S. GAAP differ in certain significant respects.

Summary Profit and Loss Account

	Year ended		
	3 May 2003	1 May 2004	30 April 2005
		(£ million)	
Turnover from continuing operations	1,510.5	1,517.0	1,527.5
Gross profit from continuing operations before operating exceptional items	500.6	498.5	536.6
Operating profit from continuing operations before operating exceptional items and goodwill amortisation (EBITA)	117.3	121.4	155.0
Operating profit from discontinued operations before operating exceptional items and goodwill amortisation	9.0	10.9	14.3
	126.3	132.3	169.3
Operating exceptional items			
—restructuring and other	(41.1)	(49.4)	(45.0)
—pension review	—	—	51.1
Goodwill amortisation	(10.7)	(10.4)	(10.3)
Operating profit	74.5	72.5	165.1
Non-operating exceptional items—profit/(loss) on disposal of fixed assets and subsidiaries	(9.7)	1.2	26.9
Net interest (payable)	(117.2)	(108.7)	(114.6)
Profit/(loss) on ordinary activities before taxation	(52.3)	(50.5)	75.7
Deferred tax on pension liability	—	—	91.7
Profit/(loss) for the financial year	(43.5)	(56.3)	175.8

Summary Balance Sheet

	As at		
	3 May 2003	1 May 2004	30 April 2005
		(£ million)	
Fixed assets			
Tangible	524.4	491.6	426.7
Intangible	521.4	490.2	465.8
Investments	0.4	0.5	0.4
Net current (liabilities)/assets	(8.7)	13.5	65.4
Net debt	(984.5)	(955.9)	(926.3)
Provisions for liabilities and charges	(46.1)	(51.4)	(54.2)
Net liabilities excluding pension liability	(49.5)	(95.4)	(96.1)
Pension liability (net of deferred tax of £91.7 million in FY 2005)	(515.3)	(525.4)	(215.8)
Net liabilities including pension liability	(564.8)	(620.8)	(311.9)

For full financial information in respect of RHM, please see Part X (*Financial Information*) of this document.

7. Summary of the Global Offer

The Company intends to raise gross proceeds of £475 million through the Global Offer. Based on an Offer Price at the mid-point of the Offer Price Range, (i) 185,185,185 New Ordinary Shares will be issued by the Company and will be available under the Global Offer, (ii) 38,754,590 existing Ordinary Shares will be offered by Doughty Hanson and (iii) 6,695,020 existing Ordinary Shares will be offered by the Executive Directors, a former director and employees of the Group under the Global Offer. The Company will not receive the proceeds of the sale of existing Ordinary Shares that are being sold by Doughty Hanson, the Executive Directors, a former director and employees of the Group. The Ordinary Shares are being offered to certain institutional investors in the U.K., to QIBs in the United States in transactions exempt

from the registration requirements of the Securities Act and to certain institutional investors in the rest of the world.

In connection with the Global Offer, Doughty Hanson will grant Credit Suisse First Boston, on behalf of the Underwriters, the Over-allotment Option exercisable at any time up to 30 days after the announcement of the Offer Price which will require them to sell up to 10 per cent. of the aggregate number of Ordinary Shares available in the Global Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allotments (if any) made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions.

Under the Global Offer, all Ordinary Shares initially will be offered at the Offer Price, which will be determined by Credit Suisse First Boston following consultation with DHC and the Company. It is currently expected that the Offer Price will be within the Offer Price Range. The Offer Price and the numbers of Ordinary Shares allocated to investors are expected to be announced by the Company on 19 July 2005. Concurrently with such announcement, the Company will publish a pricing statement which will contain the Offer Price and the aggregate number of Ordinary Shares to be issued and sold in the Global Offer. This date may be changed.

On 4 July 2005 the Company, Doughty Hanson, the Executive Directors, a former director and Senior Management entered into the Underwriting and Sponsor's Agreement with Credit Suisse First Boston for Credit Suisse First Boston to underwrite the Ordinary Shares the subject of the Global Offer at a price of 228p per Ordinary Share, being the bottom of the Offer Price Range in order to guarantee the Company gross proceeds of £475 million through the Global Offer and to guarantee the sale of Ordinary Shares by Doughty Hanson, the Executive Directors, a former director and Senior Management at the Underwritten Price.

The Global Offer is conditional on Admission becoming effective and on the Underwriting Agreements becoming unconditional and not having been terminated in accordance with their terms.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange on 22 July 2005. Prior to that time, it is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange on 19 July 2005 and that the earliest date for settlement of such dealings will be 22 July 2005. These times and dates may be changed.

8. Use of Proceeds

The Company intends to raise gross proceeds of £475 million through the Global Offer.

In addition, the Company has entered into a new £750 million facility underwritten by Credit Suisse, London Branch and the Royal Bank of Scotland. Drawdowns under the facility are conditional only upon Admission.

RHM intends to use the net proceeds it receives from the Global Offer and the funds available under the new facility to:

- purchase immediately upon completion of the Global Offer loan notes issued to Doughty Hanson at the time of the acquisition of RHM by Doughty Hanson amounting to £472 million (including interest on the loan notes);
- refinance certain outstanding debt (approximately £556 million in aggregate), which includes existing bank debt (approximately £98 million) and the redemption of all the Class A2 Notes, the Class A3 Notes, the Class B1 Notes and the Class B2 Notes issued pursuant to the securitisation (approximately £458 million). In addition, a prepayment cost of £80 million will be incurred on early redemption of the Class A3 Notes and the Class B1 Notes and closing out of an interest rate swap in relation thereto; and
- make a payment to the trustee of the RHM Pension Scheme of £125 million of which £110 million would be payable immediately and a further £15 million by 30 April 2006, which would reduce RHM's net liability under the RHM Pension Scheme to £178 million (£125 million taking into account the associated deferred tax credit of £53 million) on a UK GAAP pro forma basis as at 30 April 2005 if both sums had been paid on that date.

PART II: RISK FACTORS

Any investment in RHM's Ordinary Shares is subject to a number of risks. Before making any investment decision, prospective investors should carefully consider the factors and risks attaching to an investment in RHM's Ordinary Shares, together with all other information contained in this document including, in particular, the risk factors described below. Additional risks and uncertainties that are not currently known to RHM, or that it currently deems immaterial, may also have an adverse effect on RHM's business. Investors should consider carefully whether an investment in RHM's Ordinary Shares is suitable for them in light of the information in this document and their personal circumstances.

1. Risks Relating to RHM's Business

1.1 *RHM is dependent on a small number of customers who exercise significant buying power and influence.*

A small number of customers account for a significant proportion of RHM's turnover and management expects that this will continue for the foreseeable future. The Group's largest customer accounted for 15.6 per cent. of its turnover in FY 2005 and the Group's seven largest customers together accounted for 64.3 per cent. of its turnover in FY 2005. If the large U.K. food retailers, the Group's largest customers, continue to increase their share of the U.K. retail food market and grow in size, including through industry consolidation as in the past three years, their buying and negotiating power may increase, which may enable them to demand better terms. RHM's largest retail customers typically demand a higher number of deliveries per week, to more locations, and a greater degree of flexibility in the mix and volume of products being delivered, particularly at peak times such as Christmas and Easter. This generally adds to the complexity and cost base of the Group's supply chain activities. The multiple retail customers are also expanding into non-food areas in-store thereby reducing space for food products. If RHM fails to use its scale, marketing expertise, and supply chain management experience to respond to these trends, its business could slow or it may need to lower the prices of its products, either of which could adversely affect the Group's profitability.

1.2 *RHM is dependent on its key brands and successful brand management.*

In FY 2005, RHM's top five brands (Hovis, Mr. Kipling, Cadbury's, Bisto and Sharwood's), accounted for 34.9 per cent. of its turnover and a significant percentage of EBITA. Accordingly, any factor adversely affecting the sale of any products under these brand names could have a material adverse effect on RHM's results of operations and on its profitability. Production and sales of each of these key products could be rendered uneconomical by regulatory or competitive changes. The sale of these key products could also be adversely affected by other factors, including supply, production or distribution interruptions, marketing or pricing actions by one or more of RHM's competitors, changes in consumer preferences or other factors beyond the Group's control.

Most of RHM's key brands have been marketed for several decades. The Group's marketing teams must continue to support its brands through programmes of investment in new product development, product repackaging, brand relaunches and marketing efforts in order to continue to generate revenues and maintain or increase market share. If RHM is not successful in its brand management efforts, the results of its operations and its profitability could be materially adversely affected.

1.3 *RHM is dependent on the successful development of new products and processes.*

There are a number of trends in consumer preferences which may impact on RHM and the industry as a whole. These include changing consumer dietary trends, the availability of substitute products and an increasing preference for fresh and organic foods. In addition, concerns as to the nutritional value of certain foods may increasingly result in food manufacturers being encouraged to manufacture products with reduced levels of salt, sugar and fat in the ingredients used.

RHM's success is dependent on anticipating changes in consumer preferences and on successful new product and process development and product relaunches in response to such changes. RHM aims to introduce products or new or improved production processes on a timely basis in order to counteract obsolescence and decreases in sales of existing products. While RHM devotes significant focus to the development of new products and to the research, development and technology process functions of its business, it may not be successful in developing new products or its new products may not be commercially successful. RHM's future results and its ability to maintain or improve its competitive position will depend

on its capacity to gauge the direction of its key markets and upon its ability to successfully identify, develop, manufacture, market and sell new or improved products in these changing markets.

1.4 *RHM may be unable to improve the performance of its Manor Bakeries branded cakes business.*

RHM's largest cakes business, Manor Bakeries, experienced a significant decline in financial performance in FY 2003. A strategic review by RHM's current management team concluded that this was due to erosion in the competitiveness of Manor Bakeries' cost base and a lack of long term investment in new product development. Consequently, in May 2004, Management announced a three year, £45 million investment and rationalisation programme, of which £29 million had already been spent by the end of FY 2005, to revitalise Manor Bakeries. This programme includes factory consolidation and related capital expenditure and headcount reduction. In addition, Manor Bakeries has focused on investment in brand support, new product development, improved systems and processes and the delivery of synergies between Manor Bakeries' and Avana Bakeries' operations. Notwithstanding new product launches in FY 2005, Manor Bakeries' turnover has continued to decline, due principally to continuing declines in branded sales volumes, exiting certain lower margin own label business and the direct export business and discontinuing less profitable products. There is no guarantee that this investment programme will succeed in its aim of revitalising the Manor Bakeries business. If it does not succeed, RHM's business and results of operations could be materially adversely affected.

1.5 *RHM does not have long term written contracts with its key customers.*

Most of the sales made to RHM's key customers, the large U.K. supermarket chains, are made on a daily demand basis. RHM generally does not have written contractual commitments to supply such customers on a long-term basis or any written contractual arrangements governing the supply (including price) of its products. Any of these relationships or arrangements could be terminated or renegotiated at any time. RHM believes that it currently enjoys good relationships with its major food retail customers, however no assurance can be given that it will not come under pressure in the future as to price or that its business relationship with one or more of its customers will not change, be interrupted or be terminated. If RHM were to lose any one of its principal customers its business, results of operations and profitability could be materially adversely affected.

1.6 *Certain of RHM's businesses are materially dependent on the performance of its strategic partners.*

The business of certain companies in the Cakes and Customer Partnerships business is materially dependent on the provision of products from its facilities to certain strategic partners. As a result, interruptions affecting the ordinary course of operation of these facilities could have a material adverse effect on RHM's operating profit or put at risk its relationship with any of its strategic partners. In addition, the business of these companies is materially dependent on the business performance of their strategic partner. Furthermore, a majority of the relationships between these companies and their respective strategic partners is not based on written agreements and could, as a consequence, be varied or terminated at any time. During FY 2005, Cakes and Customer Partnership's turnover generated through sales to Marks & Spencer, the division's most significant strategic partner, represented approximately ten per cent. of Group turnover for the same period and a significant percentage of its EBITA.

1.7 *RHM may not achieve its targeted cost savings in procurement, logistics restructuring and rationalisation and pensions.*

RHM's success depends in part on its ability to be an efficient producer in a highly competitive industry. RHM has launched a number of initiatives to improve its supply chain. Over the last three years, management has closed or sold 12 plants, reduced headcount by 1,700 and has secured restructuring and rationalisation benefits reflected in the Group's recent improvement in EBITA. The Group has invested a significant amount in capital expenditure to improve its operational facilities, including £22.5 million in Avana Bakeries and £19 million in new bread bakery facilities. Ongoing operational issues are likely to occur when carrying out major production changes and these as well as any failure by RHM to achieve its planned cost savings particularly in restructuring, procurement and logistics could have a material adverse effect on its business and financial position and on the results of its operations and profitability.

1.8 ***RHM's profitability may be reduced due to increases in the price of raw materials, including energy.***

The raw materials used in RHM's business are largely commodities such as fuel, wheat or sugar. These experience price volatility caused by external conditions (such as severe and prolonged weather conditions and natural disasters), commodity market fluctuations, currency fluctuations and changes in the EU Common Agricultural Policy and in governmental or EU attitudes towards agricultural programmes. Competing manufacturers can be affected differently by these factors.

A good example of the effect of fluctuation in the price of such commodities is wheat. The price of wheat, the principal raw material utilised by the Bread Bakeries division, influences the price of flour, impacting RHM's sales of flour to third parties, but also the cost of the principal ingredient for bread and other bakery products. Wheat prices reached historical highs in the third quarter of FY 2004 and have decreased throughout FY 2005. RHM purchases wheat on the spot market and through forward contracts and other hedging instruments where appropriate and in all but exceptional cases does not hedge against wheat prices in subsequent seasons. RHM may be unable to increase its prices to offset increased costs of key raw materials, such as wheat, without suffering a reduction in volume, turnover and operating profits.

The cost of energy rose in the last quarter of FY 2005 and in the first month of FY 2006, due principally to the rise in the cost of oil. If the cost of energy were to remain at the current high levels or if it rose further and RHM was unable to implement measures to mitigate costs relating to energy consumption, its operating profits might be materially adversely affected.

1.9 ***RHM may not be able to maintain or increase the price of its products.***

RHM generates 50 per cent. of its turnover from branded products and 50 per cent. from non-branded products. The prices of some of these products may be subject to downward pressure. For example, bread, one of RHM's principal products, is a staple product in the U.K. and the price of bread is a highly significant reference point in the competition amongst food retailers. As a result, RHM's ability to increase its prices for both own label and branded bread, in response to changes in the cost of wheat or otherwise, is limited. While RHM strives to lower its production costs and offer premium, branded products to increase its gross margins on bread, there can be no assurance that it will succeed in maintaining or lowering its costs of production or that its premium, branded products will continue to achieve the same levels of market acceptance and pricing differential.

1.10 ***A change in the carrying value of goodwill, or a write-off of goodwill or the value assigned to RHM's brands, could negatively affect its operating results and net worth.***

Management assigns values to RHM's brands where title is clear, brand earnings are separately identifiable, the brand can be sold separately from the rest of the business, and where the brand achieves earnings in excess of unbranded products. The acquired value of brands is not amortised, and is not written down unless there is impairment. The carrying value of acquired brands is reviewed on an annual basis by Management to determine whether there has been any permanent impairment in its value, any such reduction being charged to RHM's profit and loss account. Should the value of one or more of these brands be impaired as a result of a reduction in sales or profitability, a product liability claim, an intellectual property claim or otherwise, RHM's earnings and net worth may be materially adversely affected.

Subsequent changes in the industries in which RHM operates, including competition and advances in technology, may in the future result in the write-off of a portion of goodwill, which may have a material adverse effect on its earnings.

As at 30 April 2005, intangible assets totalled £466 million, of which £141 million was goodwill and £325 million was assigned value to RHM's brands, compared to total assets of £1,262 million and shareholders' deficit of £312 million.

1.11 ***Changes in U.K. tax law could adversely affect RHM's profitability.***

As part of the acquisition in 2000 of the companies currently comprising RHM, certain debt funding was put in place by RHM's shareholders. H.M. Revenue and Customs have recently begun a general re-examination of the deductibility for corporation tax of interest paid on certain types of debt funding in highly leveraged buy-outs. As a result of this change in law and approach, H.M. Revenue and Customs may seek to challenge the debt arrangements RHM has in place. Were they to make a challenge and were it to

be successful, this could have a material adverse effect on the business, financial condition and operating results of RHM.

1.12 ***RHM's businesses are dependent on the available labour pool of skilled and semi-skilled employees.***

RHM's businesses are dependent on the available labour pool of skilled and semi-skilled employees. A shortage in the labour pool or other general inflationary pressures or changes in applicable laws and regulations could increase labour costs, which could have a material adverse affect on RHM's operating results or financial condition.

1.13 ***Some of RHM's businesses are currently subject to union recognition agreements.***

Some of RHM's businesses are currently subject to union recognition agreements. The percentage of employees involved with trade unions ranges from nil to 70 per cent. of the employees of the relevant businesses. Unions may seek to take advantage of new legislation to expand the scope of existing collective bargaining arrangements, which may result in higher wages and benefits being paid to union members and, therefore, increased operating costs, which could have an adverse effect on RHM's results of operations. There can be no assurance that those employees who are not affiliated with a trade union will not become affiliated with one in the future. Whilst Management believes that labour relations between RHM's businesses and their employees are currently satisfactory, there can be no assurance that future developments in relation to RHM's businesses could not affect such relationships. A labour dispute, including business interruption, could have a material adverse effect on RHM's businesses as well as the operating results or the financial condition of its businesses.

1.14 ***The loss of key personnel could adversely impact RHM's results of operations.***

The performance and results of RHM's business depends upon the efforts and abilities of its executive team, its top 50 managers and other key personnel. There can be no guarantee that such persons will remain with RHM. Competition for highly qualified personnel is intense and the loss of any of the executive team, top 50 managers, or key personnel could lead to an adverse effect on RHM's business, operating results and financial condition, especially if an appropriate replacement cannot be found within a suitable time period.

1.15 ***Fire may cause damage to RHM sites.***

RHM operates 52 manufacturing sites and 10 distribution centres. The number of RHM sites indicates that there is a statistical risk that a RHM site may suffer damage from fire, particularly given the flammable nature of flour and the frying and baking activities carried out at several of RHM's manufacturing sites. While RHM believes that its insurance is adequate, there can be no assurance that such insurance will continue to be available on acceptable terms or that the amount of any particular fire claim will not exceed the amount of, or not be covered under, its insurance coverage. Further, there is a risk that damage to a RHM site caused by fire could result in business interruption or a material adverse effect on the day-to-day operation of RHM's business or maintenance of RHM's supply chain.

2. Risks Relating to Pensions

2.1 ***RHM has a large, defined benefit pension scheme that is currently underfunded.***

The Group's principal pension scheme, the RHM Pension Scheme, is a substantial defined benefit pension scheme, which covers all of the Group's U.K. businesses and represents around 99 per cent. of the Group's total pensions liabilities. Each employer participating in the RHM Pension Scheme is required to pay such contributions as the scheme actuary determines to be required on an on-going basis, using an actuarial methodology and assumptions determined by the actuary to be appropriate on that basis.

RHM adopted Financial Reporting Standard 17 (FRS 17) for FY 2004, which ended on 1 May 2004. At this date, on an FRS 17 basis, the RHM Pension Scheme had a deficit of £520 million. As at 30 April 2005 (the end of the Group's last financial period), the RHM Pension Scheme, on an FRS 17 basis, had liabilities of £1,835 million, assets with a market value of £1,532 million and a resulting deficit of £303 million (which, after taking account of the associated deferred tax credit of £91 million, would have left an overall net pension liability of £212 million). The payment to the trustee of the RHM Pension Scheme (the "Scheme Trustee") of £125 million following the Global Offer, of which £110 million is payable immediately after the Global Offer and a further £15 million by 30 April 2006, would have reduced

the deficit on an FRS 17 basis to £178 million (£125 million taking into account the associated deferred tax credit of £53 million) on a U.K. GAAP pro forma basis as at 30 April 2005 if both sums had been paid on that date.[8]

The FRS 17 position described above is not a measure of the Scheme funding position or the cash contributions required to be made to the Scheme by RHM Group companies who are parties to the Scheme. However, it is believed that the funding deficit if it had been calculated as at 30 April 2005 would not have been materially different from the Group deficit on an FRS 17 basis, if the same approach to methodology and assumptions were used as applied to the last full funding review in 2002. The next periodic funding valuation is to be carried out with an effective date of 5 April 2005, the results of which must be finalised within 12 months of that date. The Scheme Trustee may apply different actuarial methodologies and assumptions in connection with this valuation.

2.2 ***The valuation of the RHM Pension Scheme is dependent on market conditions and actuarial assumptions, including assumptions relating to mortality, and the amount of the underfunding is therefore volatile—the next funding valuation will be completed during FY 2006.***

The contributions made by the Group to the Scheme, which were £44 million in FY 2005 (excluding costs associated with Golden West, which was disposed of in April 2005), will decrease for the year commencing 1 May 2005 to £35 million per annum on the basis of the assumptions used for the purposes of the 2002 funding valuation. The results of the next funding valuation (referred to above), will be finalised on or before 5 April 2006. It is not possible to anticipate either the actuarial method and assumptions or the deficit pay-off period that will emerge from it—the Scheme Trustee and/or the Scheme actuary determines the actuarial method and assumptions for the calculation of Scheme liabilities and the period over which any resulting deficit is paid off (see the Risk Factor set out in paragraph 2.5 below for a fuller explanation). However, the deficit pay-off period is unlikely to exceed nine years, compared to a deficit pay off period of 14 years assumed in the FY 2006 contribution rate. It is considered that the annual contribution rate, in respect of both the accrual of future service benefits and deficit removal, will be no less than £40 million following the next funding valuation and may be materially in excess of that amount, depending on the result of the funding valuation, including the assessment of mortality assumptions.

On a similar basis to other defined benefit pension schemes, the funding position of the RHM Pension Scheme will vary with its level of liabilities (£1,835 million as at 30 April 2005) and also with movements in the market value of its assets (£1,532 million as at 30 April 2005) (at 30 April 2005 a one per cent. movement in the value of the Scheme's equity assets would have led to an approximately £9 million corresponding change in its assets) and the investment return on those assets. In common with other UK occupational pension schemes the Scheme Trustee has the sole control over the selection of these assets. Any actuarially assessed increase in the life expectancy of Scheme members might materially increase the Scheme liabilities; the last mortality assessment was carried out in 2002 and a revised assessment will be carried out in FY 2006 in conjunction with the funding valuation. Similar studies for other companies have resulted in substantial increases in the actuarial liabilities of their schemes, which may also apply to RHM's Pension Scheme. The RHM Pension Scheme's liabilities will also be affected by changes in long term bond yields which are used to discount the liabilities to present value; as at 30 April 2005 a fall of ten basis points in the yield shown by the index used by the Company (a 15 year plus corporate bond index for AA bonds which then showed a yield of 5.4 per cent.) would have increased the liabilities by an amount in the order of £28 million. These factors create a considerable degree of volatility in the measurement of any pension scheme's deficit or surplus. Therefore, there can be no assurance that any particular level of employers' and employees' contributions will eliminate the deficit in the RHM Pension Scheme, and the deficit and the employers' cash contributions may alter materially.

However, in consideration of the sums to be paid into the Scheme before 30 April 2006, the Scheme Trustee has agreed that it will, in effect, phase in the changes to the contribution rate necessary to give effect to the implications of any change in mortality assumptions during the period 6 May 2006 to 5 May 2010 on the contribution rate. Also under this agreement, no increase in respect of mortality assumptions will be called for in the period 6 May 2005 to 5 May 2006. The Scheme Trustee can however terminate this agreement on or after 6 May 2008 if it considers that there has been a material adverse change in circumstances.

---

8 Unaudited. Source: Management accounts. Please also see note 5 to the IFRS Pro Forma Financial Information in Part XI for further information on the cash payment.

In common with most other U.K. occupational schemes, the RHM Pension Scheme provides guaranteed minimum pensions ("GMPs") in respect of the pensionable service prior to 6 April 1997 of members who have contracted out of the state second pension. GMPs are calculated by reference to state pension age, which is unequal as between men and women for those born before specified dates. Again in common with most other U.K. occupational schemes, the RHM Pension Scheme has not equalised GMPs as between men and women and there is a risk that this is non-compliant with sex discrimination legislation. If so, it is unclear how GMPs would be calculated so as to be equal between men and women but, to give a broad order of magnitude, it has been estimated that equalising GMPs would increase the amount of the RHM Pension Scheme's liabilities by £25 million on the basis of the actuarial method and assumptions used for the 2002 funding valuation.

In addition, the Pension Protection Fund levy will apply to the Company from April 2005. The exact basis of calculation is not yet available, but it is estimated that the cost to the RHM Group in the year to 29 April 2006 will be £0.6 million, and it is anticipated that the levy will increase substantially in the following year.

2.3 *Certain changes to the RHM Pension Scheme have been made. They could be challenged and, if such challenges were successful, the amount of the deficit and the payment arrangements could alter materially.*

An extensive review of the Scheme was conducted during FY 2005 to identify areas where costs could be controlled while leaving the Scheme open to new members. As a result of this, employer consent to early retirement will only be given in certain limited circumstances, and RHM Group Limited resolved that it would not normally consent to discretionary increases for pensions in payment. In addition, the basic pay element of pensionable earnings was frozen for the period 6 April 2005 to 5 April 2009, and the fluctuating earnings element (e.g. overtime, incentive payments) of pensionable pay was frozen for an indefinite period from 6 September 2005. A number of other changes, including an increase to member contributions, removal of certain elements of remuneration from pensionable remuneration and a reduction in death benefits, were also made, effective from 6 September 2005, with the agreement of the Scheme Trustee. It has been estimated that these changes have reduced the deficit in the Scheme by £157 million for FY 2005 (which reduction is included in the deficit shown above). However there is a risk of challenge by a member of the Scheme that the changes cannot be applied to him or her. If there were successful challenges the amount of the deficit and the payment arrangements described above could alter materially.

2.4 *The Scheme Trustee may admit additional existing employees to membership of the RHM Pension Scheme, which could materially increase the amount of the on-going contributions to the Scheme.*

The Scheme Trustee may admit additional existing employees to membership of the Scheme without the consent of RHM. There are some 7,000 existing permanent employees who are not active members of the Scheme. If a significant number of these employees wished to become members of the Scheme and the Scheme Trustee permitted this, that would materially increase the cost of providing future service benefits under the Scheme.

2.5 *RHM's Pension Scheme contains provisions which give the trustee a material degree of control over the Scheme.*

RHM's Pension Scheme contains provisions which give the Scheme Trustee a high degree of control over the Scheme and employer's contributions. The main requirement is for the participant employers to pay such contributions as the Scheme actuary may determine on an ongoing basis. The contribution provisions of the RHM Pension Scheme further provide that if a periodical actuarial valuation of the RHM Pension Scheme discloses a deficiency or anticipated deficiency of assets relative to liabilities the Scheme Trustee may remedy this deficiency by setting additional employer contributions to be paid over such period as the actuary advises to be reasonable.

It is possible that these provisions would be construed sufficiently widely so as to permit the Scheme Trustee to set employer contributions on a buy-out basis. The "buy-out" basis is a method of calculating pension scheme liabilities which assumes that the Scheme pays an insurance company to assume its liabilities by the insurance company issuing individual annuities and deferred annuities to the Scheme's beneficiaries and thereby discharges the Scheme from its obligation to pay benefits to such beneficiaries. The deficit on a buy-out basis is the actual cost of the purchase of such annuities less the value of the

Scheme's assets in circumstances where the Scheme is wound-up and such annuities are in fact purchased. The deficit on Scheme termination on a buy-out basis was estimated as at 5 April 2005 and on the basis of the then current market conditions to be of the order of £1 billion.

If there is a bid for, or a takeover of, the principal employer under the RHM Pension Scheme (currently RHM Group Limited) or if there is a disposal, insolvency or other act or event affecting any or all of the participating employers (which covers substantially all the material Companies in the RHM Group) which, in the Scheme Trustee's reasonable opinion, is of such gravity as to be capable of prejudicing the benefits payable under the Scheme as a whole or their security then the directors of the Scheme Trustee would become individual trustees and they would have substantial control of key powers under the RHM Pension Scheme. In particular, the trustees are given unilateral power to terminate and wind up the Scheme—this would trigger a debt on RHM equal to the deficit on the buy-out basis. It is possible that the trustees would, within the powers and restraints detailed within the Trust Deed in their fiduciary capacity, seek safeguards, improvements and/or additional funding for the benefit of the beneficiaries under the RHM Pension Scheme in return for any future release of the relevant provisions.

Taken as a whole, these provisions give the Scheme Trustee a significant degree of independent control over the Scheme in the circumstances described above, including the power to amend the provisions of the RHM Pension Scheme. This independent control is in addition to the existing right of the Scheme Trustee to require additional funding and a more limited existing Scheme Trustee power to terminate or wind up the Scheme if certain conditions are met. The Directors cannot predict with certainty how the Scheme Trustee will exercise its powers. The Directors believe that, subject to its fiduciary duties, the Scheme Trustee will act in the interests of the beneficiaries of the Scheme, including the then current employees of the Group.

RHM has no present intention of taking any action which would trigger the provisions described above and the Global Offer is not an event that would trigger any of the provisions described above.

2.6 *Risks imposed by the Pensions Act 2004.*

Some of the provisions of the Pensions Act restrict the freedom of the Group to reorganise itself. This includes Section 38 which permits the Pensions Regulator to impose on any employer in the Scheme, or person "connected with or an associate of" any employer in the Scheme, a contribution notice which would require the person to make a contribution to a group pension scheme, where that person has been party to an act or a deliberate failure to act which had as its main purpose (or one of its main purposes) the avoidance or reduction of a debt that would otherwise fall due, from a participating employer to the trustees of the pension scheme under the Pensions Act. The amount of contributions set out in a contribution notice may be either the whole or part of the statutory debt payable to the Scheme which would be the amount of the deficit which could be calculated on the buy-out basis. The Pensions Regulator can only make an order where it believes it is reasonable to do so. A person holding alone or together with his associates directly or indirectly one third or more of the voting power of the Company could be the subject of a contribution notice. The terms "associate" and "connected person", which are taken from the Insolvency Act 1986, are widely defined and could catch a number of shareholders of the Company.

In addition, the Pensions Regulator has power under Section 43 of the Pensions Act to impose a financial support direction, inter alia, on any company in the Group which is an employer participating in the RHM Pension Scheme, or any other member of the RHM Group, or any person associated with or connected with that employer, if that participating employer is "insufficiently resourced". Regulations to implement these provisions are yet to be published other than in draft but, because of the deficit referred to above, and assuming in the absence of the publication of the regulations to be made under the Pensions Act that the whole of the deficit in the RHM Pension Scheme would be attributed to each participating employer in the RHM Pension Scheme, circumstances exist which would permit the making of such an order.

The Pensions Regulator has granted a clearance in relation to both the Global Offer and certain steps involving a reorganisation of the Group in connection with the refinancing of the Group. This ensures that no contribution notice or financial support direction will be issued in connection with those transactions.

In the course of events leading to this clearance being granted, the Company has given a negative pledge to the Scheme Trustee under which it has agreed that neither it nor any member of the Group which participates in the Scheme will give security for its obligations without the prior written consent of the Scheme Trustee. There may be circumstances where the inability to give security, in the face of a

refusal of consent by the Scheme Trustee, could prejudice the ability of the Group to refinance its debts if that were required.

The provisions of the Pensions Act described above are, because of the ability of the Pensions Regulator to issue notices and directions to associates and connected persons of the participating employers in the RHM Pension Scheme, exceptions to the normal rule that the liability of shareholders in a limited company is limited to the amount paid up, or to be paid up, on their shares. However, the Pensions Regulator does not have an ability to issue such notices other than to shareholders who become connected with, or are associates of, the participating employers.

In addition, the Pensions Regulator needs to be notified of certain events. It should be borne in mind that notifiable events may occur in future and could form a basis for a decision of the regulator to impose a financial support direction or contribution notice. The Pensions Regulator has also issued guidance in which certain events are categorised as events in respect of which it expects a company would consider applying for formal clearance—a procedure which permits the Pensions Regulator to determine that no contribution notice or financial support direction will be issued in relation to the event in question. The payment of an unusual dividend would fall under this non-mandatory clearance regime, and as a result any proposed dividend which is not covered at least 1.25 times by the Group's profit after tax may lead to the conclusion that clearance should be sought in advance of such a dividend being declared and the clearance process could in such circumstances lead to a proposed dividend not being declared or a lesser dividend being declared.

The Directors have also been informed that provisions of the Pensions Act will come into effect later this year which will empower the Pensions Regulator to vary the contributions by participating employers to their pensions scheme, such as the RHM Pension Scheme. In principle, the Pensions Regulator could then impose a more onerous funding requirement than the Scheme Trustee. However, having regard to the clearance from the Pensions Regulator described above, the Directors are aware of no reason why such variation would be imposed by the Pensions Regulator on the RHM Group in the short term.

3. Risks Relating to the Food Industry

3.1 *RHM operates in certain mature markets and may be negatively affected by declining consumption rates in these markets.*

RHM operates in relatively mature markets with limited volume growth potential. For example, the U.K. wrapped bread market, which accounted for 23.3 per cent. of RHM's turnover in FY 2005, has declined in volume terms at an average rate of 1.3 per cent. per annum over the past two years reflecting changing consumer dietary trends and the availability of substitute products. Bread Bakeries' ability to achieve growth in turnover and profitability will depend on Management's ability to continue to launch attractive new products, meet the demands of its customers and consumers, achieve price increases for its branded products and reduce its costs.

3.2 *RHM may be involved in product liability claims and could be negatively affected if consumers lose confidence in the safety and quality of its food products.*

Certain companies in the Group have been, and may from time to time be, involved in product liability claims typical of the food industry, such as food adulteration, mislabelling or injury following consumption. In line with common practice in the U.K. food industry, RHM currently maintains insurance cover in relation to third party product liability risks but does not maintain cover in relation to the cost of product recalls as Management believes that the cost of obtaining such insurance and the deductibles payable in respect of claims under such policies outweigh the benefits of obtaining cover. Although RHM attempts to reduce the risk of exposure to product liability claims and to product recalls by various quality control processes, there can be no assurance that these processes will be adequate to ensure product integrity.

It is possible that, as a result of any such product liability claims, RHM may need to recall some of its products. A widespread product recall or a significant product liability judgment against RHM could cause products to be unavailable for a period of time and a loss of consumer confidence in a brand or a particular range of products, which could have a material adverse effect on RHM's business and profitability.

RHM could be adversely affected if consumers in its principal markets lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, such as the publicity

about genetically modified foods and about Sudan 1 and Para Red in recent months, whether or not valid, may discourage consumers from buying RHM's products.

3.3 *RHM's business is subject to extensive government regulation that is becoming increasingly onerous.*

The manufacturing, marketing and distribution of food products is subject to extensive governmental regulation that is becoming increasingly onerous. Those regulations control such matters as ingredients, advertising, relations with distributors and retailers, health and safety and the environment. The need to comply with new or revised regulations, or new or changed interpretations or enforcement of existing regulations, may have a material adverse effect on RHM's business and on its results of operations.

Additionally, enactment of or increases in taxes, including value added tax, or other changes in the application of existing taxes, in markets in which RHM is currently active or may be active in the future, or on specific products that it sells or with which its products compete, may have an adverse effect on its business or on its results of operations.

Environmental laws and regulations in the U.K., where the Group manufactures most of its products, impose increasingly stringent environmental protection standards on the Group and affect, amongst other things, air emissions, waste water discharges, the use and handling of hazardous materials, noise levels, waste disposal practices, health and safety of employees and others and environmental clean-up (including contaminated land). For example, such laws may require certain Group companies that own, occupy or control property (or have owned, occupied or controlled property in the past) to investigate and/or clean-up hazardous or toxic substances at, under, in or emanating from the property even where such substances were present prior to the relevant Group company purchasing or taking occupation or control of the property. In certain cases, regulators may impose clean-up responsibility and liability having regard to whether the relevant Group company knew of, or caused, the presence or escape of the substances. Even if more than one party may have been responsible or liable for the substances, if the relevant Group company is covered by the applicable environmental laws it may, depending on the circumstances, be held responsible for all clean-up costs incurred. Third parties may also sue the relevant Group company for damages and costs resulting from such substances emanating from the property onto or under third party land. In addition, the presence of substances on property could result in personal injury or similar claims against the relevant Group company by employees and/or other third parties. As a result, the Group may be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities (See Part XIII, paragraphs 10.3, 10.4 and 10.8 for further information in this respect).

3.4 *RHM operates in the highly competitive food industry.*

The U.K. food industry is highly competitive. Market share in a number of RHM's key sectors is concentrated among a small number of well-established companies that operate on both a national and international basis with single or multiple-branded product lines. RHM faces competition across its product lines from these and other companies. RHM's competitors have varying abilities to withstand changes in market conditions. Some of RHM's competitors are small, family-owned companies and some are multinational groups with greater financial resources than RHM. RHM's ability to compete effectively will require continuous efforts in sales and marketing of existing products, development of new products and cost rationalisation.

RHM also faces competition from the own label products of supermarket chains, some of which are manufactured by RHM. These products are normally sold at significant discounts to retail prices applied on branded products marketed by RHM. In addition, these supermarkets have control over product display within their respective stores, which can significantly affect sales of RHM's products. Based on the value of total U.K. grocery sales for the 12 week period ended 24 April 2005, the top five multiple retailers held a greater than 62 per cent. share of total U.K. grocery sales.

In addition, price competition between the large U.K. food retailers continues to intensify. This price competition leads the large U.K. food retailers to seek lower prices from their suppliers. RHM's sale volumes, market share and profitability could be adversely affected if it were required to reduce its prices, alter the specifications of its branded products or increase its promotional costs as a consequence of an increase in the strength of the bargaining position of the large U.K. supermarket chains.

RHM also faces competition from food manufacturers that produce products that fall into different product categories from those marketed by it, but which are substitutable to its products. For example,

packaged cakes may be substituted with other desserts in other product categories such as packaged ice creams and morning goods may be substituted with other types of snack products such as crisps, biscuits or confectionery.

4. Risks Relating to the Global Offer, the Ordinary Shares and the capitalisation of the Company

4.1 *RHM has a "controlling shareholder" that following the Global Offer may control more than 30 per cent. of its share capital.*

The DH Partnerships and the Co-investors will own in aggregate approximately 33 per cent. of the Ordinary Shares immediately after the Global Offer (assuming no exercise of the Overallotment Option). DHC controls the voting rights of the DH Partners and the Co-investors. For as long as any of DHC, the DH Partnerships and certain Co-investors control at least 10 per cent. or more of the Ordinary Shares, it will be entitled to nominate one director to the board of RHM. The provisions of the Articles and the Relationship Agreement prevent that director from voting on actual or proposed transactions with any of DHC, the DH Partnerships, certain Co-investors or their associates.

Although the Relationship Agreement between DHC, the DH Partnerships and certain Co-investors and RHM plc provides that RHM plc's independence will be maintained, nonetheless DHC, the DH Partnerships and certain Co-investors, together a major shareholder, are in a position to exercise significant influence. This influence may have an impact on the operations and business strategy of RHM and over all matters requiring the approval of shareholders, including the approval of takeovers, acquisitions, mergers or other related transactions. Further details of the Relationship Agreement are contained in paragraph 10.5 of Part XIII of this document. The trading price of the Ordinary Shares could be adversely affected if potential new investors are disinclined to invest in RHM because they perceive disadvantages to a large shareholding being concentrated in the hands of a group of connected shareholders.

4.2 *U.S. stockholders may be not be able to exercise pre-emptive rights for their Ordinary Shares.*

In the case of an increase in the share capital of the Company, its existing shareholders will be entitled to pre-emptive rights pursuant to the Articles unless waived by a resolution of the shareholders at a general meeting. To the extent that pre-emptive rights are granted, U.S. holders of the Ordinary Shares may not be able to exercise pre-emptive rights for their Ordinary Shares unless a registration statement under the Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. RHM intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to it of thereby enabling the exercise by U.S. holders of the Ordinary Shares of the pre-emptive rights for their Ordinary Shares and any other factors it considers appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed to enable the exercise of such holders' pre-emptive rights and a distribution of the proceeds thereof.

4.3 *If an active trading market does not develop or continue, the liquidity and trading price of the Ordinary Shares could be adversely affected.*

Prior to the Global Offer, there was no public market for RHM plc's Ordinary Shares. RHM's Ordinary Shares are expected to be listed on the Official List of the U.K. Listing Authority. Conditional dealings on the London Stock Exchange are expected to begin on 19 July 2005. However, RHM can give no assurance that an active trading market for the Ordinary Shares of RHM will develop or, if it develops, continue. The Offer Price may not be indicative of the market price for the Ordinary Shares at any time following Admission. If an active trading market does not develop or continue, the liquidity and trading price of the Ordinary Shares could be adversely affected. If there is a long-term decline in the price of the Ordinary Shares, it would adversely affect RHM's ability to access the capital markets and to pursue future business plans, such as expansion of its operations or possible acquisitions in order to acquire new technologies and/or market shares.

PART III: INFORMATION ON RHM

Unless otherwise stated, the financial information relating to RHM included in this part of the document has been extracted without material adjustment from the Financial Information in Part X of this document.

1. Overview

RHM's brand portfolio, consumer penetration, turnover, scale of operations and technological expertise make it one of the UK's leading food producers. It manufactures a large variety of food products, including wrapped bread, flour, cakes, grocery products and chilled and frozen ready meals. RHM has manufacturing and distribution facilities throughout the U.K. and employs over 16,000 people. In FY 2005, RHM's turnover was £1,527 million and it generated EBITA of £155 million.[9]

50 per cent. of RHM's turnover in FY 2005 was generated from the Group's branded products. Twelve of the Group's brands were leaders in their respective product categories in FY 2005.[10] RHM's products enjoy exceptionally high market penetration, with at least one of its branded products found in 98 per cent. of British households.[11]

RHM owns some of the U.K.'s best known and most enduring food brand names, including:

- Hovis and Granary bread
- Mother's Pride and Ormo bread
- Nimble bread
- Mr. Kipling, Lyons, Gateaux and Cadbury's[12] cakes
- Bisto gravy
- Sharwood's Asian sauces and accompaniments
- Robertson's and Frank Cooper's preserves
- McDougalls and Be-Ro home-baking products
- Paxo stuffing mixes
- Saxa salt
- Elephant Atta and Fassal flour
- Rombouts coffee[13]
- Atora suet

RHM also manufactures own label products for many of the large U.K. supermarket chains, including Asda, Co-op, Morrison, Sainsbury's, Somerfield, Tesco and Waitrose, as well as for Marks & Spencer and Pizza Hut with whom the Group has strategic partnerships. The strength and high levels of consumer recognition enjoyed by RHM's branded products, combined with its ability to manufacture own label products to its customers' varying specifications, has allowed RHM to build and maintain long-standing relationships with its key customers and strategic partners. Management believes that RHM's significant position in both the branded and own label U.K. food product market enables it to better understand and anticipate changing consumer trends.

In 2003, under new management, RHM began its transformation from a collection of substantially independently operated food companies to a centrally coordinated and managed group. Management has been significantly strengthened with almost half of the Group's top 50 managers replaced by individuals with relevant experience from the food and other industries. Management is developing a new high performance culture with stretching targets and clear accountability. RHM has significantly improved its profitability through procurement savings, pension cost savings and restructuring and rationalisation. In addition, RHM has secured price increases in relation to a number of products and made increased investments in marketing and new product development.

---

9 Turnover and EBITA from continuing operations. References to EBITA in this document are to the operating profit from continuing operations before operating exceptional items and goodwill amortisation.

10 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

11 Source: TNS-Superpanel 52 weeks to 24 April 2005.

12 Under licence from Cadbury-Schweppes plc until 30 January 2010; thereafter, subject to renewal. Three years' notice is required to terminate the licence.

13 Under licence from Koffie F. Rombouts S.A. until December 2012.

The following charts show growth in RHM's EBITA and EBITA margin from continuing operations for the three year period ended 30 April 2005:

EBITA(1) (in £ million) FY03 – FY05



+3.5%
+27.7%
117.3
121.4
155.0
2003(2)
2004
2005

EBITA(1) as % of Turnover FY03 – FY05



7.8%
8.0%
10.1%
2003(2)
2004
2005

Source: RHM's consolidated annual accounts for FY 2003, FY 2004 and FY 2005.

(1) References to EBITA are to the operating profit from continuing operations before exceptional items and goodwill amortisation.

(2) 53-week period.

RHM's business is organised into the following three divisions:

- Bread Bakeries;
- Culinary Brands; and
- Cakes & Customer Partnerships.

The following charts show the proportion of RHM's turnover and EBITA generated by each of RHM's three divisions:

2005 Turnover(1) by Division



Cakes & Customer Partnerships 33%
Cakes 17%
CP 16%
Bread Bakeries 49%
Culinary Brands 17%

2005 Divisional EBITA(2)



Cakes & Customer Partnerships 25%
Cakes 11%
CP 14%
Bread Bakeries 37%
Culinary Brands 38%

Source: RHM's consolidated annual accounts for FY 2005.

(1) Continuing operations.

(2) References to EBITA are to the operating profit from continuing operations before exceptional items and goodwill amortisation. Divisional EBITA is before corporate costs.

RHM's Bread Bakeries division is the largest vertically integrated baker and flour miller in the U.K. with a comprehensive brand and product portfolio.[14] Its wrapped bread is primarily marketed under the leading brand names Hovis, Granary, Mother's Pride and Nimble. In addition, the division manufactures own label bread and morning goods. The division also manufactures frozen part-baked products for subsequent bake-off by retailers. In addition, through its nationwide network of flour mills, Bread Bakeries produces a wide range of bulk flours and branded and own label bagged flours. The scale, purchasing power and technological expertise of the division's flour milling operations provide the Group with a cost-effective and secure supply of the main ingredient in bread and other bakery products.

14 Source: Management analysis, based on sales.

RHM's Culinary Brands division markets a range of leading branded grocery products with a strong heritage, including Bisto gravy, Sharwood's Asian sauces and accompaniments, Robertson's and Golden Shred marmalade, Frank Cooper's preserves, Atora suet, the McDougalls and Cadbury's range of home baking products, Paxo stuffing mixes and Saxa and Cerebos salt.

RHM's Cakes & Customer Partnerships division combines two separate business segments under a single senior management team. RHM is the leading manufacturer of cakes in the U.K.[15], primarily marketed under the Mr. Kipling, Cadbury's and Lyons brands. In addition, it markets products under these brand names and the Gateaux brand in Ireland. The division is also responsible for RHM's strategic relationships with Marks & Spencer and Pizza Hut and for managing certain of RHM's specialist distribution channels, including supplying supermarket chains with frozen pies, ready meals and desserts and distributing a selected range of the Group's products into the Irish market.

2. History

RHM, which traces its history back to Joseph Rank Ltd., was established in 1875 as a U.K. flour miller and listed on the London Stock Exchange in 1933. In the following decades RHM progressively expanded into bread baking, grocery brands and developed relationships with strategic partners. In December 1992 it was acquired by Tomkins plc.

In August 2000, most of the businesses currently comprising RHM were acquired by funds managed by DHC, an independent private equity firm based in Europe, and certain limited partners in the DH Partnerships in their own right. Under Doughty Hanson's ownership, RHM's portfolio of food companies has been significantly rationalised, with eight non-core businesses being sold, including most recently Golden West Foods Limited, a supplier of burger buns and logistics services to McDonald's in the U.K., in April 2005.

3. Transformation of RHM

Since the appointment of Ian McMahon as Chief Executive Officer in January 2003, the operations and financial performance of RHM have begun to be transformed. EBITA from continuing operations in FY 2005 was £155 million, 32 per cent. higher than in FY 2003, reflecting the progress made on a number of major initiatives.

Management has made a significant investment in RHM's people with almost half of the top 50 managers replaced to improve RHM's managerial capability and experience and to commence the change to a high performance culture. The Group is now centrally coordinated and managed rather than operating as a collection of substantially independently operated food companies.

The improvement in financial performance in FY 2005 principally reflects progress in generating Group procurement savings totalling £20 million[16], restructuring and rationalisation benefits of £11 million and pension cost savings of £11 million, partially offset by £6 million of increased marketing and advertising expenditure. In addition, there was a higher proportion of sales of branded products with 2.3 per cent. growth in branded sales and a 1.1 per cent. decline in sales of own label products. Initiatives have commenced to enhance the Group's capabilities in brand management, customer management, new product development, technology and manufacturing.

A review has been completed of RHM's pension fund that at 1 May 2004 had a FRS 17 pension deficit of £520 million. Changes announced as a result of the review have led to a reduction in the deficit by £157 million. As a result of these changes and other factors, the deficit has reduced by £217 million and the annual service charge for FY 2005 has decreased by £11 million. Furthermore, RHM intends to make a cash injection of £125 million following the Global Offer, of which £110 million is payable immediately after the Global Offer and a further £15 million by 30 April 2006. As a result of this cash injection, Management estimates that this deficit would have reduced to approximately £178 million (£125 million taking into account the associated deferred tax credit of £53 million) on a UK GAAP pro forma basis as at 30 April 2005 if both sums had been paid on that date.

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15 Source: I.R.I. Infoscan — 52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

16 Unaudited. This figure is a management estimate of the year on year savings on all goods and services other than wheat, measured against previous year's actual costs, and includes the impact of inflation and market price movements, both positive and negative. Source: Management accounts.

Other key issues are also being addressed. Following a strategic review of the Manor Bakeries' cakes business, which had suffered a significant decline in financial performance in FY 2003 despite being the clear market leader in a growing market, a three year, £45 million investment and rationalisation programme to revitalise this business was announced in May 2004. This programme includes factory consolidation and related capital expenditure and headcount reduction. In addition, Manor Bakeries has focused on investment in brand support, new product development, improved systems and processes and the delivery of synergies between Manor Bakeries' and Avana Bakeries' operations. Furthermore, over the last three years RHM has disposed of non-core businesses for a total of £127.8 million, including the sale of Golden West Foods Limited for £78.7 million in FY 2005. Also in FY 2005, surplus assets were sold for £37 million. Importantly, the Group's finance function has been strengthened and a new team recruited.

Notwithstanding the improvements already made, Management believes that there are significant opportunities to improve performance further. In the short to medium term there are opportunities for further cost savings including procurement savings, the full benefits of restructuring and rationalisation programmes that have already been announced and pension cost savings. In addition, Management believes that further cost savings can be achieved by rationalising Group logistics, further restructuring and rationalisation programmes yet to be announced and from the move to common systems and shared services.

Over the medium to long term, Management aims to continue to improve the Group's performance by growing sales of branded and profitable own label products. Management aims to achieve those increases through improved brand and customer management and increased investment in marketing and new product development. In addition, Management intends to maintain a tight ongoing control of costs.

4. Competitive Strengths

Management believes that RHM's competitive strengths include the following:

4.1 *Portfolio of Leading Brands*

Management believes that RHM's portfolio of leading brands is one of the strongest in the U.K. food industry. The brands have a strong heritage and the Group generates 50 per cent. of its turnover through sales of its branded products.[17] Branded products are generally priced at a premium to, and command higher profit margins than, own label products. Twelve of RHM's brands, including Hovis in wrapped bread, Mr. Kipling in cakes, Sharwood's in Asian sauces and accompaniments and Bisto in gravy, were leaders in their respective product categories.[18] RHM's leading brands enjoy high recognition and demonstrate high market penetration. Approximately 98 per cent. of British households stocked at least one of RHM's branded products in 2005.[19]

4.2 *Brand Management Expertise*

Turnover generated by RHM's branded products increased by 2.3 per cent. in FY 2005. It manages its brand portfolio to maximise returns from brand investment by anticipating the changing lifestyles and preferences of consumers and ensuring that its brands remain relevant and retain their leading positions in their respective product categories. RHM manages its portfolio by consistently improving its core products and by extending the variety of products marketed under its firmly established brands. Most recently, the Group has extended the Bisto brand, known for its gravy products, into other sauces and has introduced Bisto Yorkshire Puddings, Bisto Roasts (a roast potato offering) and Bisto frozen ready meals.

4.3 *Experienced, Performance Driven Management*

The Group benefits from a highly experienced, performance-driven management team comprising a well-balanced combination of long-serving, experienced RHM employees and recently hired key executives and senior managers. Since 2003, RHM has significantly strengthened its executive and top management teams through key hirings. RHM's executive team is developing a performance-driven culture through the introduction of stretching performance targets and the establishment of clear accountability for financial performance. Management believes that the Group's scale, brands, growth potential and the appeal of its new performance-driven culture will enable RHM to continue to attract highly qualified personnel.

17 Based on FY 2005 turnover from continuing operations.

18 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

19 Source: TNS Superpanel—52 weeks to 24 April 2005.

4.4 *Strong Customer Relationships*

RHM enjoys longstanding relationships with the large U.K. supermarket chains and the Group's strategic partners, built on a track record of reliable product quality and service, continuing product development and innovation and successful category management.

Management believes that RHM's Group-wide brand management expertise, its portfolio of leading brands and its wide-ranging product offering, including customer specified own label products, can significantly enhance the overall appeal of the product lines of supermarket chains. Furthermore, Management believes that RHM's significant position in both the own label and the branded U.K. food product market enables it to better understand and anticipate changing consumer trends. As a result, the Group's largest customers frequently call upon RHM to provide category management assistance. Category management includes the use of the Group's market intelligence and consumer knowledge to identify opportunities and develop strategies to enhance sales growth and profitability. RHM works closely with the large U.K. supermarket chains, advising on product positioning and promotional strategies with a view to maximising returns on their shelf space to the mutual benefit of the Group and its customers.

RHM also provides exclusive or dedicated facilities and resources to support the activities of its strategic partners. RHM has enjoyed strategic relationships with Marks & Spencer and Pizza Hut since 1937 and 1991, respectively. Management believes that RHM is the second largest supplier of food products to Marks & Spencer. It is also the exclusive supplier of frozen pizza bases to Pizza Hut restaurants in the U.K. as well as a non-exclusive supplier of frozen pizza bases to Pizza Hut restaurants in the rest of Western Europe.

4.5 *Development of New Products and Processes*

RHM's ability to develop new products, packaging and processes and to enhance existing products, has enabled it to keep its brands relevant and to anticipate changing consumer dietary trends and preferences. Management believes that increased investment in new and enhanced products will be a key driver of the future growth and profitability of the Group. The level of new product development has been increased with successful new product launches including Healthiest Ever Hovis, the new Mr. Kipling range of cakes and Sharwood's premium sauces.

4.6 *Technological Expertise*

Management believes that RHM's food science expertise is critical to the successful development of new products, continually enhancing product quality and ensuring that the cost, safety and quality of finished products are optimised. RHM is committed to meeting the highest standards of food safety and to maintaining consumer confidence in its products. RHM makes substantial investment in technology and research and development to support the Group's continual need for safe and effective new product and process development. Investment in technology also enables the Group to comply with and react quickly to continually evolving and increasingly onerous government food standards and regulations. RHM, through its subsidiary RHM Technology Limited, operates specialist laboratories for both its own use, and that of customers, government and European Union bodies. Its laboratories have over 60 dedicated scientists (including 13 with PhDs) with considerable expertise in food science, including microbiology and food safety, efficient use of raw materials and food analysis.

4.7 *Significant Scale of Operations*

The Group operates 52 manufacturing sites and 10 distribution centres and employs more than 16,000 people. The Group's scale of operations and the high volumes of sales of its major products and brands enable RHM to undertake substantial investments in its manufacturing processes and operations to increase its efficiency and share best practices across its manufacturing sites whilst achieving appropriate returns on investment. Moreover, the Group's extensive nationwide distribution networks provide customers with reliable product delivery to their warehouses and stores. Management believes that regional or other smaller competitors would be unable to match the Group's investments cost-effectively.

5. Strategy

The Board's objective is to maximise shareholder value by transforming RHM into the leading U.K.-focused food company. Whilst Management believes that it has already made significant progress in improving the Group's financial performance by addressing key operational issues and strengthening its management team, it anticipates that the successful execution of its plans to complete the Group's transformation will lead to a further significant improvement in performance. In the short to medium term, Management anticipates that improvement in financial performance will be principally driven by the success of its plans to deliver procurement savings, logistics savings, restructuring and rationalisation benefits and pension cost savings. A proportion of these savings will be reinvested in RHM's brands, new product development, technology and people in order to improve the Group's performance through profitable turnover growth.

Over the medium to long term, Management aims to continue to improve the Group's performance by growing sales of branded and profitable own label products. Management aims to achieve those increases through improved brand and customer management and increased investment in marketing and new product development. In addition, Management intends to maintain a tight ongoing control of costs. The following are the principal elements of RHM's strategy to continue the transformation of the Group begun in 2003:

5.1 *Driving High Performance*

Management believes that a highly motivated, performance-driven leadership team is fundamental to the Group's continued growth and profitability. Having established a management team comprising a well-balanced combination of long-serving, experienced RHM employees and recently hired key executives and senior managers, management intends to develop further the Group's high performance culture in order to continue to attract highly qualified individuals at all levels. This is a key priority, led by the Chief Executive Officer with the support of the Group Human Resources Director.

5.2 *Enhancing Brand Management Expertise*

Management plans to enhance its brand management expertise by increasing investment in brand marketing and encouraging more effective promotional spend across the Group. Brand management will focus on pro-actively anticipating the changing lifestyles and preferences of consumers by continually refreshing and extending RHM's leading brands. The Group's brand management capability is led and coordinated by Culinary Brands' Chief Operating Officer.

5.3 *Increasing the Investment in New Product and Process Development*

Management believes that an increase in the pace of successful new product and process development is critical to driving profitable turnover growth and to improving volumes and margins on sales of branded products and further strengthening the Group's relationships with its principal customers. RHM continues to invest in food and packaging and process development to maintain and increase the market share of its brands by consistently improving its core products and introducing new products. Management therefore aims to continue to increase the proportion of turnover generated by branded products launched within the previous three years.

In July 2004 Management established an Innovation Board comprising the Group's Chief Executive Officer and the Chief Operating Officers of its three divisions. This is chaired by the Chief Operating Officer of the Culinary Brands division who has Group-wide responsibility for best practice in marketing. This board acts as a catalyst for proposals from managers across the Group, building the Group's innovation capability and making available resources to accelerate the time to market of new products.

5.4 *Strengthening Customer Relationships*

RHM enjoys long-standing relationships with its major customers and strategic partners. These relationships are built on a track record of successful category management, reliable customer service and product quality, product innovation and ability to manufacture own label products to customers' varying specifications. Management plans to strengthen further the Group's customer relationships by exploiting RHM's range of branded and own label products and by using its extensive knowledge and understanding of the food industry, its category management expertise and insight into consumer trends and preferences to help it and its customers to achieve continued growth.

The Chief Operating Officer of the Cakes and Customer Partnerships division has Group-wide responsibility for raising the Group's customer management capability and establishing group-wide customer management standards and best practices. In particular, a sales forum has been introduced to develop sales capability and share knowledge of customer management. Management has also established internal teams, each led by a member of the Group executive, to establish appropriate performance targets with key customers and ensure that they are met.

5.5 ***Reducing Supply Chain and Operational Costs***

Management believes there is significant opportunity to reduce further the Group's supply chain costs.

RHM's central procurement function, which is led by the Director of Group Procurement and Logistics and through which all of the Group's divisions source goods and services (except wheat), has generated net cost savings of £20[20] million in FY 2005 and rationalised the Group's supplier base from approximately 13,000 to 8,000 suppliers. Management also instituted expenditure controls and is installing electronic procurement software across the Group. Management expects that the central procurement team will achieve additional substantial savings in the future (albeit at reduced levels).

RHM's total annual logistics expenditure is approximately £230[21] million. Following the success of its Group procurement initiatives, RHM has established a central logistics team that will focus on rationalising and enhancing the efficiency and effectiveness of Group logistics.

Management intends to continue to improve the Group's operational performance by rationalising manufacturing and distribution across its three divisions. Over the last three years, Management has closed or sold 12 plants, reduced headcount by 1,700 and has secured restructuring and rationalisation benefits reflected in the Group's improvement in EBITA. These projects have been largely delivered on time and further benefits are expected over the next 2 years. The Group has invested a significant amount in capital expenditure to improve its operational facilities including £22.5 million on Avana Bakeries and £19 million on new bread bakery facilities. Management anticipates that the Group's current cost saving initiatives will generally have a payback period of between one and three years and believes that there will be further opportunities in the future for rationalisation of RHM's manufacturing and distribution.

Management believes there are further significant opportunities to reduce operational spend across the Group, particularly in the areas of materials (including waste) management, direct labour, facilities and their maintenance and streamlining of manufacturing systems and processes. Its recently established Operations Excellence Board is led by the Bread Bakeries' Chief Operating Officer and is charged with improving the visibility of Group-wide operational performance by reviewing operations standards and benchmarking them against world class standards.

Recently the market price for energy costs have been rising, due principally to the rise in the cost of oil. RHM has negotiated a number of supply contracts and options to reduce its exposure to market prices in the short term but could be vulnerable to further energy cost increases going forward. RHM's strategy will be to recover higher costs through commercial terms if energy costs remain at a high level as well as offsetting these cost increases against other procurement and consumption savings.

5.6 ***Seeking Acquisition Opportunities***

Although the U.K.'s food retail industry has undergone considerable consolidation in recent years, with the U.K.'s five largest supermarket chains accounting for over 62 per cent. of the U.K. market,[22] the food manufacturing sector remains fragmented. Management believes that the sector will need to consolidate if food manufacturers are to be able to meet efficiently the increasing demands of their principal customers and consumers.

Management will actively seek opportunities to make complementary acquisitions of other U.K. food manufacturers provided that these satisfy the Group's strategic and financial criteria.

20 Unaudited. Source: Management accounts.

21 Unaudited. Source: Management accounts.

22 Source: Verdict—estimate for 2004.

6. RHM Head Office — Group Coordination

RHM's head office is located in Marlow, Buckinghamshire and consists of 32 executives and managers. RHM's head office coordinates group strategy and finance, treasury, legal, procurement and logistics and human resources.

6.1 *Central Procurement*

Management established a new central procurement function in March 2003 to enable the Group to leverage its scale in connection with the procurement of raw materials and services. Since its establishment, the central procurement team has been responsible for sourcing or coordinating the procurement of raw materials and services across all divisions (except wheat). The Group has annual expenditures of approximately £600 million on raw materials (other than wheat, which is the responsibility of a specialist unit within the Bread Bakeries division) and services. Since its establishment, central procurement has rationalised the Group's supplier base from approximately 13,000 to 8,000 suppliers, instituted expenditure controls and commenced the process of installing electronic procurement software across the Group. These initiatives resulted in cost savings totalling £20 million[23] in FY 2005 (excluding wheat). In April 2005 RHM became the first food manufacturer to achieve formal recognition of excellence in its purchasing policies and procedures from the Chartered Institute of Purchasing and Supply.

6.2 *Central logistics*

RHM has an annual logistics expenditure of approximately £230 million[24]. Historically, each of RHM's companies independently sourced and managed its logistics services. Management has established a central logistics team that will aim to reduce expenditure by rationalising and enhancing the efficiency and effectiveness of the Group's distribution system by outsourcing or consolidating its warehousing and distribution capabilities.

6.3 *RHM Technology*

RHM Technology is a Group resource that employs over 60 dedicated scientists and qualified food technologists. RHM Technology works closely with the individual divisions, including teams from the flour milling and bread baking operations. An example of this cooperation is RHM Technology's assistance in the process of ensuring that costs and quality of finished products are optimised through the application of analytical techniques to blend wheat varieties to give the required functional properties.

In order to complement the product development activity carried out across the Group, RHM Technology provides support services in the fields of food safety and technology, scientific, microbiological and chemical analysis and forensic investigative analysis and services.

In addition to receiving funding from the Group, RHM Technology receives income from third party retailers, food processors and government and European Union bodies that use its services.

6.4 *Human Resources*

Management believes that a highly motivated, performance-driven leadership team is and will remain key to RHM's continued growth and success. Management has made a concerted effort since January 2003 to improve and centralise the Group's human resources capabilities. The human resources team has played a leading role in reshaping RHM's top management team since January 2003. In addition to replacing almost half of RHM's top 50 managers it has introduced new incentive reward programmes based on stretching profit, cash and personal objectives. A new, Group-wide appraisal system and personnel development process has also been implemented, supported by internal and external benchmarking to assess the performance of management and regular review procedures to improve communication and feedback to RHM's top executives. Management believes that the high performance culture it is developing within RHM has become a key competitive strength, as it encourages executives to strive for excellence.

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23 Unaudited. Source: Management accounts.

24 Unaudited. Source: Management accounts.

6.5 *Risk Management*

RHM's continuing policy is to identify, evaluate and manage all risks to RHM's business, product safety, employee health and safety, welfare, facilities and the environment. The Board produces and maintains a Risk Management Policy and is responsible for ensuring that appropriate persons within the RHM Group are tasked with, and that sufficient resources are made available for, implementation of the policy, and also for monitoring the effectiveness of the policy.

Each of RHM's chief operating officers is responsible for ensuring that the policy is implemented as appropriate within the relevant division, making use of internal and external specialist advisers, allocating necessary resources and preparing appropriate reports and records. Management's objective is to make Risk Management an integral part of day-to-day business.

RHM's Risk Management Committee, which is chaired by the Group Finance Director, is responsible for the overall direction, coordination, development and implementation of the Risk Management Policy, and for ensuring compliance with the policy throughout the RHM Group.

7. RHM's Three Business Divisions

RHM's business is organised into the following three divisions:

- Bread Bakeries;
- Culinary Brands; and
- Cakes & Customer Partnerships.

Each of the three divisions is led by a Chief Operating Officer who reports directly to RHM's Chief Executive Officer.

8. Bread Bakeries Division

8.1 *Introduction*

RHM's Bread Bakeries division is the largest vertically integrated baker and flour miller in the U.K. with a comprehensive brand and product portfolio.[25] Its wrapped bread is primarily marketed under the leading brand names Hovis, Granary, Mother's Pride and Nimble. In addition, the division manufactures own label bread and morning goods. The division also manufactures frozen part-baked products for subsequent bake-off by retailers. In addition, through its nationwide network of flour mills, Bread Bakeries produces a wide range of bulk flours and branded and own label bagged flours. The scale, purchasing power and technological expertise of the division's flour milling operations provide the Group with a cost-effective and secure supply of the main ingredient in bread and other bakery products. The Bread Bakeries division had turnover of £754.9 million, £739.8 million and £729.7 million in FY 2005, FY 2004 and FY 2003, respectively, and EBITA of £62.7 million, £45.0 million and £42.5 million in FY 2005, FY 2004 and FY 2003, respectively.

8.2 *Divisional Strategy*

Management plans to continue to grow the division's position as bread product category leader serving the supermarket sector in the U.K., supported by its milling business, by:

- further building its Hovis brand, through significant investment in new product development and innovation, marketing and advertising; and
- continued focus on cost reduction and efficiency savings.

8.3 *Market Overview*

The annual retail sales value of the U.K. branded and own label bread and morning goods market, excluding craft bakers, is currently estimated at approximately £1.8 billion.[26]

25 Source: Management analysis, based on sales.

26 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

The annual retail sales value of the U.K. branded bread market is currently estimated at approximately £861 million. Sales of branded bread grew by 10.6 per cent. between FY 2003 and FY 2004 and 6.7 per cent. between FY 2004 and FY 2005. In 2005, white bread represented some 73 per cent. of the U.K. branded bread market by value and brown bread approximately 27 per cent. Dietary bread, which includes both white and brown bread, accounted for 3.7 per cent. of the market share.[27] The annual retail sales value of the U.K. own label bread market is currently estimated at approximately £190 million. Sales of own label bread decreased by 3.5 per cent. between FY 2003 and FY 2004 and by 1.4 per cent. between FY 2004 and FY 2005.[28] However, in volume terms, the U.K. wrapped bread market has declined at an average rate of 1.3 per cent. in FY 2004 and FY 2005.

The annual retail sales value of the U.K. morning goods market is currently estimated at approximately £712 million. Sales of morning goods increased by 0.9 per cent. year on year.[29]

The annual sales value of the U.K. branded and own label flour market is currently estimated at approximately £1 billion. The market has experienced marginal volume decline since 2001 due to the decline in the volume of bread sales.[30] Over the last decade, there has been a trend in the U.K. flour milling industry towards consolidating production in a smaller number of large, highly automated mills. As a consequence, the U.K. milling industry has become concentrated in the hands of a small number of major participants. The top 80 customers buy approximately three quarters of all bulk and bagged flour sold in the U.K.[31]

8.4 *Products*

The following table shows the individual business units comprising the Bread Bakeries division and the principal products manufactured by each such unit:

Units	Products
Wrapped Bread and Morning Goods	Wrapped bread (including white, brown, wholemeal, malted wheat flake, dietary) and morning goods (including rolls, scones, pancakes and muffins, for the U.K. market).
Frozen Part-Baked Products	Frozen part-baked bread, croissants, tarts, puff pastry and flans for the U.K. and French markets.
Bulk and Bagged Flour	Flour for industrial use, including hard flours for making bread, and other speciality flours for biscuits, food manufacturing and the production of cakes; malted flakes and bakery mixes for bread bakers.

Wrapped Bread and Morning Goods

Bread Bakeries is the largest manufacturer of wrapped bread in the U.K. Its branded wrapped bread products have a 30 per cent. share of the U.K. market for wrapped bread in FY 2005.[32] Its brands, which are positioned across a wide spectrum of consumer and price categories, include the following:

Brands	
Hovis	The number one wrapped bread in the U.K. by value[33]
Granary	Wrapped bread made with malted wheat flake
Mother's Pride	Strong regional presence in Scotland and Northern Ireland
Nimble	Wrapped low calorie bread
Ormo	Principally morning goods for the Northern Irish market

27 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

28 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

29 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

30 Source: Management estimates/NABIM—2005, based on production tonnage.

31 Source: MMC 1998 Report on flour.

32 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

33 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

The Bread Bakeries division produces an average of 14.3 million loaves of wrapped bread, its staple product, per week. Wrapped bread generated turnover of £356 million, £344 million and £336 million in FY 2005, FY 2004 and FY 2003, respectively. Morning goods generated turnover of £104 million, £102 million and £105 million in FY 2005, FY 2004 and FY 2003, respectively.

Wrapped bread and morning goods are marketed both under RHM's brand names and under the large U.K. supermarket chains' own labels. 74.8 per cent. of the division's wrapped bread turnover in FY 2005 was from bread manufactured for sale under Bread Bakeries' brands, with the remainder under retailers' own labels. The division's morning goods are marketed predominantly under retailers' own labels. Management believes that maintaining a significant presence in the own label market is important because it is an essential part of the offering required by customers and it helps the Bread Bakeries division to better understand and anticipate trends affecting bread and consolidate its position as product category leader.

Frozen Part-Baked Products

The Bread Bakeries division also develops, manufactures, markets and distributes frozen part-baked products including premium quality French (baguette style), organic and other speciality breads. These are sold by large food retailers, foodservice operators and convenience stores that finish the baking process in-store for sale to consumers in the U.K. and France.

Turnover generated by frozen part-baked products amounted to £134 million, £132 million and £134 million in FY 2005, FY 2004 and FY 2003, respectively.

Bulk and Bagged Flour

Bread Bakeries includes the largest flour milling business in the U.K., with annual flour production of approximately 1.1 million tonnes.[34] Approximately 56 per cent. of the division's flour production in FY 2005 was used by the Group's businesses. The in-house milling capability ensures a steady and cost-efficient supply of flour to the Group's principal manufacturing sites. Management believes that vertical integration in the Bread Bakeries division is a key competitive advantage. Bread Bakeries' goal is to continue to improve its ability to produce flour cost-effectively to maximise this competitive advantage. Bread Bakeries' bakery product and flour development teams, supported by RHM Technology Ltd, combine their expertise to develop blends of wheat to manufacture flour cost-effectively with appropriate functional properties.

Notwithstanding its focus on supplying the division's bread baking factories, Management estimates that the Bread Bakeries division had a 25 per cent. share of the U.K.'s bulked and bagged flour market in FY 2005.[35] The division manufactures, markets and distributes over 220 different types of flour to industrial customers in either bulk or bagged form according to individual customer needs. The division also manufactures malted wheat flakes for brown and other varieties of bread. Turnover generated by bulk and bagged flour sold to third parties amounted to £156 million, £156 million and £149 million in FY 2005, FY 2004 and FY 2003, respectively. Flour is sold to third party customers based on cost plus arrangements and free trade prices. As a result, the milling business' profitability is relatively consistent despite variations in wheat prices. The division's milling business is also the market leading miller in premium segments such as Asian flour in the UK flour market, in addition to its role as supplier to the Group's other businesses.[36]

The Bread Bakeries division's bulk and bagged flour for bread baking is marketed under the Hovis, Granary, Elephant Atta and Fassal brands. Management believes that Elephant Atta was the leading brand in the Asian flour market in FY 2005.[37]

8.5 ***Product Innovation and Development***

Management believes that as consumers increasingly seek variety and new eating experiences, a key competitive strength of the Bread Bakeries division is its ability to react to changing consumer preferences and enhance its product mix to cater for demand for more differentiated breads and morning goods. Management believes that new product development has enabled the division to retain its leading market

34 Source: Management accounts, based on sales.

35 Source: NABIM—May 2005, based on volumes.

36 Source: Management data, Adsearch Survey—August 2002, TRBI—February 2004 and April 2005, based on sales.

37 Source: Management estimates, based on sales.

share, protect and increase pricing levels of branded products and strengthen relationships with the large U.K. supermarket chains. The Bread Bakeries division aims to consistently improve its core products and develop new products. For example, the division has progressively and successfully extended its Hovis brand through the following key product launches over the past years:

- Hovis Best of Both wrapped bread, delivering the nutritional benefits of brown bread in a white loaf, launched in 2001 and generated sales in excess of £41 million in FY 2005;
- Hovis Lower Salt wrapped bread, catering to consumers following low salt diets;
- Hovis White Granary, a new super premium grade white multi-seed loaf which launched in 2004, further extending the Granary brand into the fast-growing grain/seeded bread sector; and
- Hovis Healthiest Ever wrapped bread range, launched in May 2005, which introduced new recipes with increased wholewheat and lower salt levels and new packaging across the entire Hovis offering.

Principally as a result of the introduction of these products, Hovis increased its market share from 26 per cent. to 29 per cent. between May 2002 and April 2005.[38]

8.6 *Customers*

The Bread Bakeries division's principal customers are the large supermarket chains in the U.K. 81.6 per cent. of the division's turnover from wrapped bread and morning goods in 2005 was generated through sales to eight customers: Asda, Co-op, Marks & Spencer, Morrisons, Sainsbury's, Somerfield, Tesco and Waitrose. The division's category management expertise is utilised by its customers to drive demand for bakery products. 45.6 per cent. of Bread Bakeries' turnover from part-baked bakery products in FY 2005 was generated through sales to five customers: Carrefour, Morrisons, Sainsbury's, Tesco and Waitrose.

Approximately 56 per cent. of the Bread Bakeries division's flour production in FY 2005 was used by the Group. Notwithstanding its focus on supplying the division's bakeries, the division also markets its flour products to a range of third party customers, including leading food manufacturers, plant and craft bakers, biscuit manufacturers and in-store bakeries of large retail chains.

8.7 *Sales and Marketing*

The Bread Bakeries division employs a sales team of 158 and a marketing team of 46 people. The marketing team is responsible for consumer insight, consumer communication (from pack design through to advertising) and product innovation. The sales team is organised by major customer, whilst the marketing team is segmented by brand. A separate sales and marketing team provides support to the division's frozen part-baked product operations. The teams make extensive use of market research, both quantitative and qualitative, to evaluate performance and explore potential future activities. The division chooses media communications methods appropriate to the target consumer and scale of the brand being advertised.

8.8 *Manufacturing and Distribution*

Wrapped Bread and Morning Goods

Bread Bakeries' wrapped bread and morning goods business currently operates 15 manufacturing and two main distribution facilities in the U.K. These facilities are significantly automated to ensure consistent quality and provide a low cost of production. Generally, sites incorporate a collation and dispatch area from which orders are assembled and loaded for delivery to the customer. Most finished goods are dispatched to customers within one day of production.

Finished goods are transported from the bakery where they are produced to the division's depots, some of which are co-located at other bakeries. Each depot has the full range of products from which to select appropriate combinations for onward delivery to customers. This enables the division to deliver a range of over 1,000 fresh wrapped breads and morning goods, daily, seven days a week, to supermarket chains and other smaller food retailers throughout the U.K. The division handles and co-ordinates all finished goods distribution with a fleet of approximately 865 owned and 60 leased vehicles.

38 Source: I.R.I. Infoscan 4 week share—16 April 2005 (Multiples & Co-Op), based on sales.

The Bread Bakeries division outsources its information technology systems and order receipt and processing activities and manages internally its supplier invoice processing activities through a centralised system.

Frozen Part-Baked Products

The Bread Bakeries division operates one manufacturing site dedicated to the production of frozen part-baked products in the U.K. and four in France. The division utilises one frozen storage facility in the U.K. and four owned facilities in France. Frozen products typically have a shelf-life of between six and twelve months and are generally stored for no longer than one week before shipping to customers. The division outsources most of the distribution of its finished frozen part-baked products to third parties who co-ordinate the distribution directly to retail outlets or the central warehouses of retailers or wholesalers.

Bulk and Bagged Flour

The Bread Bakeries division operates 11 flour mills and one malting plant, two depots, one heat treatment plant and five packing centres for the production and distribution of flour. The division's goal for flour is to be the lowest cost manufacturer of flour in the U.K., delivering economies of scale and effective use of its assets. Management plans to achieve this goal by continuing to implement its strategy of high plant utilisation, high overall performance effectiveness, cost reduction and efficient supply chain management.

The division uses owned, leased and third party flour storage facilities. Mills carry an average of three weeks' usage of wheat. The division has outsourced almost all distribution of flour to external distributors, who co-ordinate carriage from the mills to the depots and on to internal and external customers.

8.9 ***Raw Materials***

The Bread Bakeries division's principal raw material is wheat. Specialist teams within the division's milling business purchase approximately 1.4 million tonnes of wheat per year from wheat traders and continuously monitor worldwide supply and cost trends of wheat to enable it to maintain appropriate quantities and quality of wheat. Wheat is purchased on the spot market and through forward contracts and other hedging instruments where appropriate. In all but exceptional cases the division does not hedge against wheat prices in subsequent seasons. In FY 2005, 84 per cent. of the wheat was sourced from the U.K., and 16 per cent. from Canada, Europe and the U.S. Due to Bread Bakeries' technical expertise in developing blends of wheat to manufacture flour cost-effectively with appropriate functional properties, the division has a flexible approach to the type of wheat it purchases and their source. Management believes that the scale of the Group's business and its resulting purchasing power enables the Bread Bakeries division to procure the best value wheat.

The division uses approximately half a million tonnes of flour, its primary baking ingredient, per year. While its U.K. operations source substantially all of their flour from its milling business, its operations in France purchase some flour from French suppliers through yearly supply agreements in order to satisfy certain recipe requirements. The Bread Bakeries division also uses significant quantities of butter, yeast and baking improvers sourced from several suppliers. The division is not reliant on any one particular supplier of wheat.

8.10 ***Competitors***

The Bread Bakeries division faces substantial competition from well-established businesses operating nationally or regionally with single or multiple branded product lines, as well as from manufacturers of products sold under retailers' own label.

Wrapped Bread and Morning Goods

The Bread Bakeries division's branded wrapped bread has maintained its share of the U.K. wrapped bread market at 30 per cent. over the last three years.[39] The division's closest competitors in the wrapped bread market are Warburtons, a traditionally regional baker which has significantly increased its nationwide capacity and distribution in recent years and whose branded bread products' market share increased from 23 per cent. in 2003 to 27 per cent. in 2005, and Allied Bakeries Limited, a subsidiary of

39 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

Associated British Foods plc, whose branded bread products' market share decreased from 23 per cent. in 2003 to 22 per cent. in 2005.[40] No other competitor has a market share of more than 6 per cent.

The division had a 37 per cent. share of the U.K. own label wrapped bread market in FY 2005.[41] The division's closest competitors have historically been Allied Bakeries Limited and New Rathbones Limited, which had own label market shares of 29 per cent. and 23 per cent. respectively in 2005.[42] New Rathbones Limited, which produces exclusively for the own label market, was placed in administrative receivership in April 2005 and restructured into new businesses trading as Rathbone Kear and Harvestime (2005) Limited.

Management estimates that the division currently has a 25 per cent. share of the UK morning goods market.[43]

Frozen Part-Baked Products

The Bread Bakeries division is the leading supplier of frozen part-baked products in the U.K., with a 24 per cent. share of the market in 2005.[44]

Cuisine de France and Speedibake, divisions of IAWS plc and Associated British Foods plc, respectively, are the division's main competitors. The French part-baked bread market is fragmented with the two largest competitors being CSM N.V. and Panavi S.A. (a division of Neuhauser S.A.).

Bulk and Bagged Flour

The Bread Bakeries division is the largest U.K. miller with a market share of approximately 25 per cent. in FY 2005.[45] Its largest competitor is Archer Daniels Midland Company ("ADM") with a market share in 2005 of approximately 19 per cent.[46] Bread Bakeries and ADM are each significantly larger than their nearest competitors. Imports of flour into the U.K. are negligible.

9. Culinary Brands Division

9.1 *Introduction*

RHM's Culinary Brands division markets a range of leading branded grocery products with a strong heritage, including Bisto gravy, Sharwood's Asian sauces and accompaniments, Robertson's, Golden Shred marmalade and Frank Cooper's preserves, Atora suet, the McDougalls and Cadbury's range of home baking products, Paxo stuffing mixes and Saxa and Cerebos salt. The division had turnover of £266.1 million, £262.1 million and £261.1 million in FY 2005, FY 2004 and FY 2003, respectively, and EBITA of £64.4 million, £55.4 million and £53.1 million in FY 2005, FY 2004 and FY 2003, respectively.

These products and brands are well established and are supported by constant investment to keep them strong, relevant and up to date. These activities include new product development, new packaging and regular marketing activity. Recent examples include the Sharwood's redesign in August 2004 and the Bisto redesign in May 2005. Over the longer term the brands have been repositioned to reflect changes in consumer lifestyles. An example of this is the evolution of the flour and bakery products from traditional ingredients to easy-to-use mixes that cater for use as a leisure activity.

9.2 *Divisional Strategy*

The Culinary Brands division is the leader in the U.K. in each of the product categories in which it competes. Management aims to drive divisional growth by:

- significant investment in brand support including advertising and other communications, mainly behind its Bisto and Sharwood's brands;

40 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

41 Source: Management estimates, based on sales.

42 Source: Management estimates, based on sales.

43 Source: Management estimates, based on sales.

44 Source: RHM foodservice study, TNS, Management estimates, based on sales.

45 Source: NABIM—May 2005, based on volumes.

46 Source: Management estimates, based on volumes.

- brand innovation and extension across different categories, focusing in particular on the Bisto and Sharwood's brands;
- continually focusing on cost reduction across the supply chain; and
- taking advantage of RHM's scale, including the Group's central procurement capability, common processes, systems and best practices.

9.3 ***Market Overview***

Each of the sub-segments in which Culinary Brands operates has different growth characteristics, influenced by consumer lifestyle trends as well as price, product quality, innovation and technology. The following table shows the U.K. market size and trends for the Culinary Brands division's principal product categories for FY 2005:

Brand	Principal Product Categories	Market Size in FY 2005(1) (£ million)	Increase/ Decrease of Market Size in FY 2005(1)
Bisto	Gravy makers	93	4%
Sharwood's	Asian sauces and accompaniments	277	1%
Robertson's, Golden Shred and Frank Cooper's	Preserves, including jam and marmalades	133	0%
Paxo	Stuffing mixes	25	7%
Saxa	Salt	23	(5)%
McDougalls, Be-Ro and Hovis	Flour, baking mixes and yeast	32	14%
Cadbury's(2)	Baking mixes and cake decorations	92	7%
Atora	Suet	6	(3)%
Rombouts(3)	Single cup filter coffee	8	9%

(1) Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples and Co-Op).

(2) The Cadbury's brand is licensed from Cadbury Schweppes plc.

(3) The Rombouts brand is licensed from Koffie F. Rombouts S.A. until December 2012.

9.4 ***Products and Services***

Bisto was Culinary Brands' largest grocery brand in FY 2005, based on turnover in all outlets. The Bisto brand commands high consumer loyalty and benefits from strong customer recognition. Bisto's range of gravy makers includes original Bisto Powder, Bisto Granules in drums and Bisto Best gravy granules in jars and also a range of savoury sauces in granular form such as cheese and parsley sauce. More recently Bisto has entered the frozen and chilled sectors with roast potatoes and Yorkshire pudding products manufactured by third parties under licence and marketed by RHM. Gravy makers accounted for 25.9 per cent., 24.4 per cent. and 23.0 per cent. of the division's turnover in FY 2005, FY 2004 and FY 2003, respectively.

Sharwood's is the leading brand in the Asian sauces and accompaniments market sector.[47] Its extensive range spans Indian, Chinese and South East Asian cuisine and includes cooking sauces and pastes, ingredient sauces (such as oyster sauce), dipping sauces, curry powder, noodles, naans, puppadoms, prawn crackers and Green Label Mango Chutney, the product for which Sharwood's is most renowned. Asian sauces and accompaniments accounted for 22.7 per cent., 22.2 per cent. and 22.0 per cent. of the division's turnover in FY 2005, FY 2004 and FY 2003, respectively.

Many of the Culinary Brands division's other brands are market leaders, based on sales, in their respective market sectors. Taken together, Robertson's and Golden Shred marmalade, together with Silver Shred and Golden Shred Light, are leaders in the marmalade market and Frank Cooper's is the leading brand of premium marmalade.[48] Sales of preserves and marmalade accounted for 10.2 per cent., 10.9 per cent. and 10.7 per cent. of the division's turnover in FY 2005, FY 2004 and FY 2003, respectively.

47 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

48 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

Paxo is the U.K.'s leading stuffing mix brand.[49] Paxo stuffing mixes are available in a number of sizes and varieties but the majority of sales are in the well-known sage & onion blue packs. Saxa branded salt has extended the range it provides from table and cooking salt, to include rock salt, sea salt and low sodium salt to cater for recent consumer trends.

In the consumer flour segment, the Culinary Brands division had a 40 per cent. share of the branded consumer flour market.[50] The division markets pre-packed flour under the McDougalls, Be-Ro and Hovis brand names and baking mixes under the McDougalls and Cadbury's (under licence) brands and some character licences including Spiderman, Bob the Builder and Fairy Girl brands. Manufacturing of all baking mixes is outsourced to third parties. This enables Management to focus on the commercial management and marketing of these products, while also substantially reducing costs. During FY 2005, the business entered the cake decorations market with the launch of Cadbury's Sprinkles.

The Culinary Brands division markets high quality continental coffee under the Rombouts brand. It also markets a range of roast and ground products for retail sale and specialist coffee-maker products for the catering trade. Manufacturing of coffee is outsourced to Koffie F. Rombouts S.A. in Antwerp, Belgium, which also owns the Rombouts brand name. This brand is licensed to RHM through a 10-year contract expiring in December 2012.

The Culinary Brands division also manufactures and distributes mainly ambient foods to the U.K. catering industry. Products include dried soups, desserts, savoury mixes and a wide range of flour based mixes, marketed mainly under the brand name McDougalls and other RHM brand names, including Bisto, Paxo, Robertson's and Sharwood's. In addition, the division manufactures, markets and sells branded and own label products for foodservice distributors and cash and carry operators and produces bespoke products for catering organisations in both the cost and profit sectors (such as Bookers, Brakes and 3663).

9.5 ***Product Innovation***

Management believes that it is key to the division's continued success to continue to regularly refresh its product lines and anticipate market trends. As a result, the division strives to enhance profitability and market shares by investing substantially in core product reinvention and new product development. Some of the more important developments launched by the Culinary Brands division in recent years include:

- Sharwood's Grill Barbeque and Bake sauces, launched in March 2005;
- Sharwood's Indian Sauces, re-launched in September 2004 with an improved range of 12 products and premium pricing;
- Sharwood's Balanced Sauces, launched in January 2005, with significantly less salt, fat and sugar than Sharwood's regular Indian sauces;
- Bisto one shot sachet sauces, launched in May 2004 in the dry sauce market;
- Bisto roast potatoes and Yorkshire puddings launched under licences in 2003 and 2004;
- Bisto Reduced Salt Gravy, launched one year ahead of the recent Government Salt Campaign, is intended to help consumers to manage their salt intake and has added incremental sales to the division's gravy category overall;
- Sharwood's Noodle kits, a new range of noodles including Classic Chow Mein Noodles, Pad Thai Noodles and Singapore Spicy Noodles;
- Frank Cooper's Conserves, a conserves range positioned as quintessentially British, building on the success of Frank Cooper's leading premium marmalade range; and
- McDougalls Licensed Mixes, a range of character licensed baking mixes, designed to engage children, which has grown by 30 per cent. since 2001.

9.6 ***Customers***

The Culinary Brands division's principal customers are the large U.K. supermarket chains. The division's top four customers accounted for 51.7 per cent. of its turnover in FY 2005.

49 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

50 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

The Culinary Brands division provides category management expertise to its key customers. By working closely with them, the division can proactively use both consumer and trade research information to identify opportunities to grow its own and its retail customers' businesses by better meeting consumer and customer needs. The Culinary Brands division has achieved "Category Captain" status with Asda in relation to the cooking and condiments sector, "Business Unit" status with Tesco across all the categories in which it operates and "Lead Supplier" status with Sainsbury's in the Gravy Makers and Preserves categories. This allows the division to influence category decisions, develop collaborative annual plans and advise on product positioning and promotional strategies within the relevant retailers. The division has also developed joint strategies for certain product categories with its top four customers for FY 2006.

The division's foodservice customers are food cash and carry outlets, wholesalers and dedicated distributors. The foodservice business helps its customers lower their food preparation costs by supplying part prepared products such as flour-based mixes.

9.7 ***Sales and Marketing***

The Culinary Brands division employs a sales team of 120 and a marketing team of 57. The marketing departments focus on the end consumers and are divided into specialist brand teams. For example, there are dedicated marketing teams for each of the Sharwood's, Bisto, Robertson's, McDougalls and Rombouts brands.

These teams make use of a broad range of quantitative and qualitative market research, from continuous market data to ad-hoc qualitative focus groups. Communication activity includes advertising, pack design, promotions, branded web-site development and brand public relations.

The division's brands are supported through significant levels of advertising and promotional spend. Bisto and Sharwood's have been and are expected to continue to be the most heavily advertised brands in the division.

The sales force includes account managers assisted by customer marketing or category management teams. The account managers are responsible for negotiation of store listings, prices, securing distribution across the range of products offered and in-store promotions (mostly price-related). Focus is given to in-store promotional displays to raise brand awareness and prompt increased impulse purchasing which is managed through an outsourced implementation team calling on all the major U.K. supermarkets.

9.8 ***Manufacturing and Distribution***

The division currently operates six manufacturing facilities and four major storage and distribution sites in the U.K.

The division has a flexible approach to manufacturing grocery products driven by quality of products, costs of production and efficiency expectations. It manufactures preserves and various sauces at its Droylsden, East Manchester site, gravy, stuffings and salt at its Middlewich, Wythenshawe and Stoke sites, and outsources the manufacturing of naans, noodles, prawn crackers, other sauces, all retail baking mixes, cake decorations and coffee. Products for the foodservice market are either sourced from the Group's retail-orientated factories, manufactured at bespoke foodservice sites in Reading and Bristol or sourced from third party suppliers. In FY 2005, approximately 17.7 per cent. of the division's products based on value were manufactured by third parties.

The Culinary Brands division has been progressively rationalising its supply chain and intends to continue to do so in coming years. The division closed the Hartlepool factory in the second quarter of FY 2003 and redeveloped and shifted production to the then under-utilised Droylsden, East Manchester site, which has enabled Sharwood's to reduce the amount of manufactured product outsourced.

In January 2005, the Culinary Brands division outsourced the major part of its logistics operation leaving only its foodservice business with its own dedicated delivery fleet. In April 2005, the division announced its intention to outsource its warehousing operation for the retail business. This will involve closing three of the division's four existing warehouses and moving to a new national distribution centre in Skelmersdale. The new centre is expected to become fully operational by October 2005.

9.9 *Raw Materials*

The Culinary Brands division sources raw materials through RHM's central procurement team. It purchases starch, used in gravy manufacture, from overseas. Seasonings and flavourings are acquired from several suppliers.

9.10 *Competitors*

Most market sectors of the Culinary Brands division's business are highly competitive. The division competes within certain product categories with multinational companies such as Campbell's, Danone, Mars and Unilever, and also with smaller enterprises. The division also competes with manufacturers of products for sale under retailer own label. The following table shows the U.K. market share of the division's principal products and those of its main competitors.

Brand	Market in the U.K.	Brand Market Share in FY 2005(1)	Nearest Brand Competitor by Market Share in FY 2005
Bisto	Gravy makers	61%	Oxo 10%
Sharwood's	Asian sauces and accompaniments	29%	Patak 12%
Robertson's, Golden Shred and Frank Cooper's	Preserves, including jams and marmalades	20%	Chivers Hartley 9%
Paxo	Stuffing mixes	64%	Shropshire Spice 3%
Saxa	Salt	33%	Lo-Salt 16%
McDougalls, Be-Ro and Hovis	Flour, bakery mixes and yeast	40%	Homepride 17%
Cadbury's	Baking mixes and cake decorations	11%	Green's 7%
Atora	Suet	86%	Own label
Rombouts	Single cup filter coffee	60%	Douwe Egberts 3%

(1) Based on information supplied by I.R.I. Infoscan for the 52 weeks to 16 April 2005 (based on annual retail sales value—Multiples & Co-Op.).

10. Cakes & Customer Partnerships Division

10.1 *Introduction*

The Cakes & Customer Partnerships division combines two RHM business segments under a single senior management team.

Cakes Business

RHM is the largest manufacturer of cakes, by sales, for the U.K. and Irish markets. Cakes are produced by Manor Bakeries, which produces primarily branded and own label packaged cakes, and Avana Bakeries, which produces own label large celebration cakes, Christmas puddings and chilled desserts, principally for Marks & Spencer. The division's Cakes business had turnover of £264 million, £271.3 million and £289.1 million in FY 2005, FY 2004 and FY 2003, respectively, and EBITA of £18.2 million, £15.4 million and £14.0 million in FY 2005, FY 2004 and FY 2003, respectively.

Customer Partnerships Business

The division also maintains strategic partnerships with large customers requiring a bespoke service. Its most significant partners are Marks & Spencer and Pizza Hut. For Marks & Spencer, the division manufactures a variety of foods, including chilled meals, jams and marmalades, Yorkshire pudding, pizzas, pies and roast potatoes and co-ordinates customer management for RHM's other divisions. The division is

the exclusive supplier to Pizza Hut of frozen pizza bases in the U.K. as well as the non-exclusive supplier of frozen pizza bases to Pizza Hut in the rest of Western Europe. It also operates specialist distribution businesses that supply a selected range of RHM's products into the Irish market and frozen products to the U.K. supermarket chains. The division's Customer Partnerships businesses had turnover of £242.5 million, £243.7 million and £230.5 million in FY 2005, FY 2004 and FY 2003, respectively, and EBITA of £23.3 million, £19.0 million and £15.3 million in FY 2005, FY 2004 and FY 2003, respectively.

10.2 ***Cakes Business***

Manor Bakeries manufactures and distributes a broad range of packaged cakes, principally marketed under the Mr. Kipling, Cadbury's, Lyons in the U.K. and Ireland and Gateaux brands in Ireland. Avana Bakeries manufactures own label large celebration cakes, Christmas puddings and chilled desserts. 82.3 per cent. of Manor Bakeries' cake sales in FY 2005 were of branded goods.

Cakes Strategy

Manor Bakeries experienced a significant decline in financial performance in FY 2003 despite being the clear market leader in a growing market. A strategic review by RHM's current management team concluded that this was due to erosion in the competitiveness of Manor Bakeries' cost base and a lack of long-term investment in new product development. Consequently in May 2004, Management announced a three year, £45 million[51] investment and rationalisation programme, of which £29 million had already been spent by the end of FY 2005, to revitalise Manor Bakeries. This programme includes factory consolidation and related capital expenditure and headcount reduction. In addition, Manor Bakeries has focused on investment in brand support, new product development, improved systems and processes, and the delivery of synergies between Manor Bakeries' and Avana Bakeries' operations.

Furthermore, the division intends to extend its leadership of the U.K. and Irish cake markets by:

- revitalising its successful Mr. Kipling and Cadbury's branded cake ranges supported by increased advertising and more effective campaigns;
- reducing Manor Bakeries' cost base by rationalising its operations and implementing other cost control measures; and
- leveraging synergies in the Group's cake manufacturing capabilities, by using Avana Bakeries to produce cakes previously only made by Manor Bakeries.

Cakes Market Overview

The size of the U.K. ambient cake market was £796 million in FY 2004 and it grew by five per cent. in FY 2005 to £835 million, with particularly high growth being experienced in the premium sub-sector.[52] RHM's branded cake sales had a market share of 24.5 per cent. in FY 2005.[53] The sector has benefited from the continuing consumer trend towards convenience eating and increased snacking. RHM's cake business is significantly larger than those of its principal competitors. Its major brands attract an extremely high level of consumer recognition.

Cakes Products

Manor Bakeries is the largest manufacturer of cakes in the U.K.[54] Products include individual small cakes and tarts, jam tarts, fruit pies, whole cakes, swiss rolls, mini rolls and cake bars. The division is also the leading manufacturer of branded mince pies for the Christmas season.

51 Unaudited. Source: Management accounts.

52 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

53 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op) based on sales.

54 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

The division's packaged cakes are marketed under the following brands:

Mr. Kipling	cakes, individual small cakes, fruit pies and tarts
Cadbury's[55]	chocolate cakes and mini-rolls
Lyons	traditional cakes
Gateaux	cakes and tarts exclusively for the Irish market

Avana Bakeries specialises in celebration cakes, for example Christmas and birthday cakes. It also produces Christmas puddings and chilled desserts, for example sticky toffee puddings and Mr. Kipling whole cakes.

Cakes Innovation

Management believes that a significant proportion of cakes is bought on impulse by shoppers. An important part of RHM's cake strategy is the regular addition of new products and packaging to attract consumer interest and stimulate demand, within both its branded range and that produced for Marks & Spencer. Recent initiatives include:

- the relaunch of the Cadbury's cake and mini-roll range in September 2004 with new packaging and products, including new Cadbury's and Refreshers cup cakes;
- the relaunch in January 2005 of the full Mr. Kipling range including, for the first time, whole cakes, new eat-on-the-go products, new packaging, pricing points and a £3.2 million advertising campaign;
- the refocusing of the Lyons range on smaller supermarkets and convenience stores in May 2005, with the introduction of new traditional-style products at competitive price points; and
- a Magic Roundabout celebration cake range produced under licence on behalf of Marks & Spencer.

Cakes Customers

The principal customers for Manor Bakeries' packaged cakes are the large U.K. supermarket chains. Five customers accounted for 71 per cent. of Manor Bakeries' sales in FY 2005.

Avana Bakeries' primary customer is Marks & Spencer. Management believes that Avana Bakeries supplied approximately 59 per cent. of Marks & Spencer's total cakes in FY 2005[56] and sales to Marks & Spencer represented 98 per cent. of Avana Bakeries' turnover in FY 2005.

Cakes Sales and Marketing

The division has over 300 people in its cake sales and marketing structure. The business has distinct marketing teams supporting the Mr. Kipling and Lyons brands and the Cadbury's brand and further teams identifying new product development opportunities based on consumer insight and handling Avana's relationship with Marks & Spencer.

The sales team has a similar structure to that within other parts of RHM, with a national accounts sales team and category management services supporting the larger supermarket groups.

Cakes Manufacturing and Distribution

Manor Bakeries currently operates four cake manufacturing sites and one national distribution centre. Avana Bakeries operates from a single site at Rogerstone, South Wales.

A significant upgrade to the Avana bakery plant at Rogerstone was completed in January 2005 at a cost of £22.5 million. The upgrade was in part to repair damage caused by a fire in 2001. As a result of the upgrade, which included the closure of a bakery in Cardiff and consolidation onto a single site, Avana now benefits from improved capacity, efficiency and flexibility.

55 Under licence from Cadbury-Schweppes plc until 30 January 2010; thereafter, subject to renewal. Three years' notice is required to terminate the licence.

56 Source: Management estimates, based on sales.

In May 2004, Manor Bakeries commenced a significant restructuring programme designed to reinforce its position as the U.K.'s largest manufacturer of branded cakes. This initiative has an estimated cost of £45 million, of which £29 million has already been incurred.[57] The programme is designed to reduce operating costs and eliminate under-utilised capacity whilst improving product quality and customer service. As a consequence, Manor Bakeries' site in Eastleigh is due to close in December 2005, with production being moved to existing operations at its other three sites. Capacity will also be reduced at one other location.

The packaged cake business typically handles all finished goods distribution to customers' premises through its national distribution centre at Rugby. Finished products are generally not stored at bakeries but transported immediately to Rugby. Delivery from Rugby is on a daily basis and is made by a central transport fleet of 60 vehicles, which distributes to the regional distribution centres of supermarket chains and a network of regional distribution depot sites. Cakes are also sold and distributed to smaller supermarket chains and independent retailers using a fleet of 260 liveried Mr. Kipling vans.

Competitors in the Cakes Market

In the U.K. ambient cake market Mr Kipling, Cadbury's and Lyons brands' combined market share by value was 24.5 per cent. in 2005. McVities, with a 6 per cent. share of the ambient cake market in 2005 is the division's main branded competitor.[58]

The division's principal competitors in the celebration cakes and the own label cake market are Inter Link Foods PLC and Northern Foods PLC.[59]

10.3 ***Customer Partnerships and Specialist Distribution Channels***

Relationship with Marks & Spencer

Management believes that RHM is the second largest supplier of food products to Marks & Spencer.[60] The Cakes & Customer Partnerships division supplies Marks & Spencer directly with cakes, chilled food, jams and marmalades. The Bread Bakeries division is also a large supplier to Marks & Spencer, primarily supplying packaged bread and morning goods. Sales to Marks & Spencer from RHM Group represented 13.6 per cent., 13.3 per cent. and 12.9 per cent. of RHM's turnover in FY 2005, FY 2004 and FY 2003, respectively. Sales to Marks & Spencer in FY 2005 were £206 million, a 4.5 per cent. increase on FY 2004.

The chilled ready meals market in the U.K. was worth approximately £2.2 billion and grew by 10 per cent. in FY 2004.[61] Marks & Spencer was the leading retailer in this sector with a 20 per cent. share of the chilled ready meals market.[62] The division includes dedicated facilities that manufacture and supply chilled ready meals, pies, pizzas and potato products for Marks & Spencer. According to Management estimates, the division supplied approximately 28 per cent. of Marks & Spencer's chilled ready meals and was Marks & Spencer's second largest chilled ready meals supplier in 2005.

The Cakes & Customer Partnerships division operates two manufacturing facilities primarily manufacturing chilled ready meals for Marks & Spencer and other leading food service retailers in the out of home market. Its Rogerstone Park facility in South Wales is Europe's largest chilled food factory, with leading edge processing technology in potato processing, sauce cooking, roasting, in-line poultry cooking and pan frying. Its site in Leicester produces pies, pizzas, pasties and ready meals for Marks & Spencer. The division's principal ready meals competitor is Northern Foods PLC, which Management believe to be Marks & Spencer's largest chilled ready meals supplier.[63]

Cakes & Customer Partnerships is also Marks & Spencer's sole supplier of jams and marmalades.

---

57 Unaudited. Source: Management accounts.

58 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op) based on sales.

59 Source: Management estimates, based on sales.

60 Based on sales.

61 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

62 Source: TNS, based on sales.

63 Based on sales.

While companies within the Cakes & Customer Partnerships division have been supplying Marks & Spencer since 1937, they do not have any written supply contracts with Marks & Spencer. The division faces significant levels of competition from other suppliers to Marks & Spencer operating in their respective business segments but currently retains strong market positions in the relevant categories. The growth prospects of each of the division's chilled ready meals, celebration cakes, chilled desserts and preserves businesses are closely related to those of Marks & Spencer, which competes with other large retailers such as Morrisons, Sainsbury's, Tesco and Waitrose.

Relationship with Pizza Hut

The Cakes & Customer Partnerships division is Pizza Hut's exclusive supplier of frozen pizza bases and other pizza dough based products in the U.K. with sales from the U.K. business of £13.7 million. The Bread Bakeries division also supplies frozen stuffed crust, classic and other pizza bases on a non-exclusive basis to Pizza Hut restaurants across Western Europe. The division's frozen pizza base concept has offered Pizza Hut restaurants the opportunity to convert space previously used to bake pizza bases from scratch to revenue generating restaurant space, reduce waste and offer products of more consistent quality to their customers across Western Europe. RHM's relationship in the U.K. with Pizza Hut is governed by a five year supply agreement expiring in December 2009.

RHM Frozen Foods

RHM Frozen Foods supplies frozen pies, meals and Asian meals to U.K. supermarket chains and frozen food specialist retailers for sale under RHM's McDougalls, Sharwood's and Bisto brands and retailers' own labels. It also manufactures frozen cream cakes, desserts and pavlovas sold under the Mr. Kipling and Cadbury's brands or under retailers' own label. The division operates four dedicated manufacturing facilities located at Gillingham, Flint, Doncaster and Bexhill. Each manufacturing facility is fitted with frozen storage facilities. The frozen foods business' principal customer is Tesco, which accounted for 47.8 per cent. of the business turnover in FY 2005.

RHM Ireland

RHM Ireland markets a selected range of the Group's products in Ireland leveraging on its strong brand portfolio. This includes the Gateaux cakes brand, which has a market share of 8 per cent.[64] in Ireland, in addition to Mr. Kipling and Cadbury's cakes, Bisto, Sharwood's, Paxo and McDougalls. RHM operates a van-based cake sales fleet selling RHM's full branded cake range. In addition, RHM Ireland distributes other leading third party branded products that have achieved particular recognition in Ireland in order to increase its scale and presence in that region. Management believes that the unique characteristics of the Irish retail market require specific resources to manage product orders, collection and distribution. RHM Ireland has built these capabilities and believes it has achieved a strong competitive position.[65]

64 Source: TNS, based on sales.

65 Source: Management estimates, based on sales.

PART IV: SELECTED FINANCIAL INFORMATION

The table below sets out RHM's summary financial information for the periods indicated. The data has been extracted without material adjustment from the U.K. GAAP Historical Financial Information in Part X of this document. U.K. GAAP, IFRS and U.S. GAAP differ in certain significant respects. A summary of certain differences between U.K. GAAP, IFRS and U.S. GAAP is set out in Part V of this document. The Company cannot offer any assurance that the summary in Part V reflects the differences which would have the most significant impact. As this is only a summary, investors are advised to read the whole of this document and not rely on the information summarised in Part V of this document.

Profit and Loss Account

	Year ended		
	3 May 2003	1 May 2004	30 April 2005
		(£ million)	
Turnover from continuing operations	1,510.5	1,517.0	1,527.5
Gross profit from continuing operations before operating exceptional items	500.6	498.5	536.6
Operating profit from continuing operations before operating exceptional items and goodwill amortisation (EBITA)	117.3	121.4	155.0
Operating profit from discontinued operations before operating exceptional items and goodwill amortisation	9.0	10.9	14.3
	126.3	132.3	169.3
Operating exceptional items			
—restructuring and other	(41.1)	(49.4)	(45.0)
—pension review	—	—	51.1
Goodwill amortisation	(10.7)	(10.4)	(10.3)
Operating profit	74.5	72.5	165.1
Non-operating exceptional items—profit/(loss) on disposal of fixed assets and subsidiaries	(9.7)	1.2	26.9
Net interest (payable)	(117.2)	(108.7)	(114.6)
Profit/(loss) on ordinary activities before taxation	(52.3)	(50.5)	75.7
Deferred tax on pension liability	—	—	91.7
Profit/(loss) for the financial year	(43.5)	(56.3)	175.8

Balance Sheet

	As at		
	3 May 2003	1 May 2004	30 April 2005
		(£ million)	
Fixed assets			
Tangible	524.4	491.6	426.7
Intangible	521.4	490.2	465.8
Investments	0.4	0.5	0.4
Net current (liabilities)/assets	(8.7)	13.5	65.4
Net debt	(984.5)	(955.9)	(926.3)
Provisions for liabilities and charges	(46.1)	(51.4)	(54.2)
Net liabilities excluding pension liability	(49.5)	(95.4)	(96.1)
Pension liability (net of deferred tax of £91.7 million in FY 2005)	(515.3)	(525.4)	(215.8)
Net liabilities including pension liability	(564.8)	(620.8)	(311.9)

PART V: OPERATING AND FINANCIAL REVIEW

The following review should be read in conjunction with the Historical Financial Information set out in Part X of this document and the other financial information contained elsewhere in this document. This review contains forward-looking statements that involve risks and uncertainties. RHM's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors" in Part II and in "Forward-Looking Statements" on page iii of this document.

Accounts are drawn up to the Saturday nearest to 30 April each year. As a result, the Group's financial years are comprised of 52-week or 53-week periods. The periods analysed in this document are the 53-week period ended 3 May 2003 and the 52-week periods ended 1 May 2004 and 30 April 2005, and such periods are referred to in this document as financial year 2003, financial year 2004 and financial year 2005, respectively. References to FY 2006 are to the 52-week period ending on 29 April 2006. All references in this document to "FY" are to a financial year.

The Historical Financial Information set out in Part X contains information for the three-year period ended 30 April, 2005 prepared in accordance with U.K. GAAP and for the 52-week period ended 30 April, 2005, prepared in accordance with IFRS. Going forward, RHM will prepare its financial information in accordance with IFRS. U.K. GAAP and IFRS differ in certain significant respects from U.S. GAAP. RHM has not prepared any financial statements in accordance with U.S. GAAP or prepared any reconciliation of its financial statements to U.S. GAAP. A summary of certain significant differences between U.K. GAAP, IFRS and U.S. GAAP is described in paragraph 17 of this Part V. RHM cannot offer any assurances that the differences described in this Part V would, in fact, be the accounting principles creating the greatest differences between its financial statements prepared under U.S. GAAP and under U.K. GAAP or between U.S. GAAP and IFRS and investors should satisfy themselves as to the provisions of U.S. GAAP. In addition, management has not estimated the net effect that applying U.S. GAAP would have on its results of operations or financial position, or any component thereof, in any of the representations of financial information in this document. The effect of such differences may be material and, in particular; it may be that the total shareholders' equity and net income prepared on the basis of U.S. GAAP would be materially different due to these differences. The summary in this Part V does not include all differences that exist between U.K. GAAP, IFRS and U.S. GAAP in relation to RHM.

References in this document to turnover are to turnover from continuing operations (and exclude inter-segment sales), unless otherwise stated.

EBITA

References to EBITA in this document are to the operating profit from continuing operations before operating exceptional items and goodwill amortisation, as extracted directly and without adjustment from the U.K. GAAP Historical Financial Information in Part X of this document. References to EBITA margin are to EBITA as a percentage of turnover from continuing operations. Management believes that EBITA is the appropriate measure of the trading performance of the business, principally because it excludes non-recurring items such as operating and other exceptional items as well as goodwill amortisation and interest payable, which will impact the Company's accounts in a substantially different manner following FY 2005 and the Global Offer. EBITA excludes:

- *operating exceptional items, which refer primarily to restructuring costs of the business, including the rationalisation of a number of production sites and distribution points to achieve reductions in the Group's cost base;*
- *non-recurring disposals of fixed assets and subsidiary undertakings;*
- *goodwill amortisation, which under IFRS, is not amortised but is subject to an annual impairment test (therefore annual goodwill amortisation will not appear in the Company's FY 2006 IFRS accounts); and*
- *interest—interest payable in FY 2003, FY 2004 and FY 2005 is not indicative of the Company's interest payment obligations following the Global Offer because, as more fully described in Part V of this document under "Indebtedness" and under "Liquidity and Capital Resources", all of the Company's outstanding secured notes and certain additional outstanding debt will be refinanced by way of a new facility, underwritten by Credit Suisse, London Branch and the Royal Bank of Scotland. RHM intends to draw down the facility in part immediately following the Global Offer and in part by 31 August 2005.*

EBITA on its own has limitations as an analytical tool and it should not be considered in isolation from, or as a substitute for, analysis of RHM's results of operations, as reported under U.K. GAAP. Some of the limitations of EBITA as a measure are as follows:

- *it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on RHM's debt;*
- *although amortisation is a non-cash charge, the assets being amortised will often have to be replaced in the future;*
- *exceptional items will often have to be incurred as part of operations—EBITA measures do not reflect any cash requirements for such expenses; and*
- *other companies in the food industry may calculate these measures differently, limiting their usefulness as a comparative measure.*

1. Overview

RHM's brand portfolio, consumer penetration, turnover, scale of operations and technological expertise make it one of the U.K.'s leading food producers. It manufactures a large variety of food products, including wrapped bread, flour, cakes, grocery products and chilled and frozen ready meals. RHM has manufacturing and distribution facilities throughout the U.K. and employs over 16,000 people. In FY 2005, RHM's continuing operations had turnover of £1,527 million, of which 92 per cent. (based on turnover by destination) was generated in the U.K., and generated EBITA of £155 million.

RHM's business is organised into the following three divisions:

- Bread Bakeries;
- Culinary Brands; and
- Cakes & Customer Partnerships.

The following table shows turnover and EBITA from continuing operations (excluding inter-segment sales) generated by RHM's three divisions in FY 2005.

	Year ended 30 April 2005		
	Turnover	**EBITA**	**EBITA as a percentage of turnover**
	£ million	**£ million**	
Bread Bakeries Division	754.9	62.7	8.3%
Culinary Brands Division	266.1	64.4	24.2%
Cakes & Customer Partnerships Division			
Cakes business	264.0	18.2	6.9%
Customer Partnerships business	242.5	23.3	9.6%
Corporate	—	(13.6)	—
Total continuing operations	1,527.5	155.0	10.1%

2. Transformation of RHM

Since the appointment of Ian McMahon as Chief Executive Officer in January 2003, the operations and financial performance of RHM have begun to be transformed. EBITA from continuing operations in FY 2005 was £155 million, 32 per cent. higher than in FY 2003, reflecting the progress made on a number of major initiatives.

Management has made a significant investment in RHM's people with almost half of the top 50 managers replaced to improve RHM's managerial capability and experience and to commence the change to a high performance culture. The Group is now centrally coordinated and managed rather than operating as a collection of substantially independently operated food companies.

The improvement in financial performance principally reflects progress in generating Group procurement savings totalling £20 million[66] in FY 2005, restructuring and rationalisation benefits of £11 million and pension cost savings of £11 million, partially offset by £6 million of increased marketing

66 Unaudited. This figure is a management estimate of the year on year savings on all goods and services other than wheat, measured against previous year's actual costs, and includes the impact of inflation and market price movements, both positive and negative. Source: Management accounts.

and advertising expenditure. In addition, there was a higher proportion of sales of branded products with 2.3 per cent. growth in branded sales and a 1.1 per cent. decline in sales of own label products. Initiatives have commenced to enhance the Group's capabilities in brand management, customer management, new product development, technology and manufacturing.

A review has been completed of RHM's pension fund that at 1 May 2004 had a FRS 17 pension deficit of £520 million. Changes announced as a result of the review have led to a reduction in the deficit by £157 million. As a result of these changes and other factors, the deficit has reduced by £217 million and the annual service charge for FY 2005 has decreased by £11 million. Furthermore, RHM intends to make a cash injection of £125 million following the Global Offer, of which £110 million is payable immediately after the Global Offer and a further £15 million by 30 April 2006. As a result of this cash injection, Management estimates that this deficit would have reduced to approximately £178 million (£125 million taking into account the associated deferred tax credit £53 million) on a UK GAAP pro forma basis as at 30 April 2005 if both sums had been paid on that date.

Other key issues are also being addressed. Following a strategic review of the Manor Bakeries' cakes business, which had suffered a significant decline in financial performance in FY 2003 despite being the clear market leader in a growing market, a three year, £45 million investment and rationalisation programme to revitalise this business was announced in May 2004. This programme includes factory consolidation and related capital expenditure and headcount reduction. In addition, Manor Bakeries has focused on investment in brand support, new product development, improved systems and processes and the delivery of synergies between Manor Bakeries' and Avana Bakeries' operations. Furthermore, over the last three years RHM has disposed of non-core businesses for a total of £127.8 million, including the sale of Golden West Foods Limited for £78.7 million in FY 2005. Also in FY 2005, surplus properties were sold for £37 million. Importantly, the Group's finance function has been strengthened and a new team recruited.

Notwithstanding the improvements already made, Management believes that there are significant opportunities to improve performance further. In the short to medium term there are opportunities for further cost savings including procurement savings, the full benefits of restructuring and rationalisation programmes that have already been announced and pension cost savings. In addition, Management believes that further cost savings can be achieved by rationalising Group logistics, further restructuring and rationalisation programmes yet to be announced and from the move to common systems and shared services.

Over the medium to long term, Management aims to continue to improve the Group's performance, by growing sales of branded and profitable own label products. Management aims to achieve those increases through improved brand and customer management and increased investment in marketing and new product development. In addition, Management intends to maintain a tight ongoing control of costs.

3. U.K. Food Industry Environment

There is significant competition within the U.K. grocery market. Market share in a number of RHM's key sectors is concentrated among a small number of well-established companies that operate on both a national and international basis with single or multiple-branded product lines. RHM's competitors have varying abilities to withstand changes in market conditions. They vary from small family-owned businesses with limited resources to multinational groups with greater financial resources than RHM.

The Bread Bakeries division operates principally in the wrapped bread market. Turnover from wrapped bread accounted for 22.3 per cent., 22.7 per cent. and 23.3 per cent. of RHM's turnover in FY 2003, FY 2004 and FY 2005, respectively. The U.K. wrapped bread market has experienced an overall increase in terms of annual retail sales value of 13 per cent. in the last three years, due largely to increases in sales volumes and prices of branded wrapped bread. Overall bread sales volumes have declined by three per cent. over the past three years reflecting significantly reduced sales of own label bread, which more than offset the increase in branded bread sales. The reduced demand for bread is mainly due to changing consumer dietary trends, including the availability of substitute products. This decline has also resulted in a marginal volume decline of the flour market since 2002.

The Culinary Brands division operates principally in the gravy makers, Asian sauces and condiments and preserves and marmalades markets. While the gravy makers market has experienced 14 per cent. growth in terms of annual retail sales in FY 2005, the Asian sauces and condiments and preserves and marmalades markets have been substantially stable.

The size of the U.K. ambient cake market was £796 million in FY 2004 and it grew by five per cent. in FY 2005 to £835 million, with particularly high growth being experienced in the premium sub-sector.[67] The sector has benefited from the continuing consumer trend towards convenience eating and increased snacking. RHM's cake business is significantly larger than those of its principal competitors. Its major brands attract an extremely high level of consumer recognition.

The U.K. food retail environment is characterised by a significant level of consolidation. In recent years, the principal U.K. supermarket chains have increased their share of the U.K. grocery market, with the top five supermarket chains holding a 62 per cent. share of total U.K. grocery sales in FY 2005.[68] RHM's seven largest customers together accounted for 66.0 per cent., 64.9 per cent. and 64.3 per cent., of its turnover in FY 2003, FY2004 and FY 2005, respectively. Furthermore, several of the large U.K. supermarket chains have increased their presence in the convenience store sector through both organic growth and acquisition and are seeking to continue to do so. As the large U.K. supermarket chains, the Group's largest customers, continue to increase their share of the U.K. retail food market and grow in size, their buying and negotiating power increases, enabling them to demand better terms.

4. Sale of Branded Products

RHM manufactures products sold under its brands and retailers' own label. The proportion of RHM's turnover generated by sales of branded products grew from £748.6 million to £747.7 million and £764.5 million in FY 2003, FY 2004 and FY 2005, respectively or 50 per cent. of RHM's turnover in FY 2005. Branded products are generally priced at a premium to, and command higher profit margins than, own label products. Furthermore, branded products generally withstand the pricing pressure resulting from consolidation of the U.K. food retail environment better than own label products.

Management believes that successful new product and process development is critical to improving margins on sales of branded products and further strengthening the Group's relationships with its principal customers. RHM continues to invest in food and packaging product and process development to maintain and increase the market share of its brands across all its product categories and to extend its brands into new food product lines. Management aims to increase the proportion of turnover generated by branded products launched within the previous 12 months in coming years.

Management is enhancing its focus on brand management by increasing investment in brand marketing and encouraging more effective promotional spend across the Group with a view to continually refreshing and extending RHM's leading brand names.

Advertising and marketing spend including new product development was reduced from £24.5 million in FY 2003, to £21.0 million in FY 2004 and then increased to £27.3 million in FY 2005. Management aims to increase brand advertising spend in FY 2006.

RHM intends to continue to manufacture own label products for many of the large U.K. supermarket chains as well as its strategic partners. Management believes that RHM's ability to manufacture own label products to its customers' varying specifications, combined with the strength and the high levels of consumer recognition enjoyed by its branded products, has allowed RHM to build and maintain long-standing relationships with its key customers and strategic partners. Management believes that RHM's significant position in both the own label and the branded U.K. food product market enables it to better understand and anticipate changing consumer trends.

5. Raw Materials and Procurement Savings

RHM's principal raw material is wheat, which is a commodity that experiences price volatility caused by conditions that are not within RHM's control. Specialist teams within the division milling business purchase approximately 1.4 million tonnes of wheat per year from wheat traders and continuously monitor worldwide supply and cost trends of wheat to enable it to maintain appropriate quantities and quality of wheat. Wheat is purchased at spot rates, but also through forward contracts and other hedging instruments where appropriate. In all but exceptional cases the division does not hedge against wheat prices in subsequent seasons. (For further information relating to RHM's hedging policy, see page 184). RHM's spend on wheat amounted to £131.7 million, £149.9 million and £133.4 million in FY 2003, FY 2004 and FY 2005, respectively. Wheat prices reached an all time high during the second and third quarters of

67 Source: I.R.I. Infoscan—52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.

68 Source: Verdict—estimate for 2004.

FY 2004 as a result of the shortage in the worldwide wheat supply during that financial year. Wheat prices have decreased throughout FY 2005.

The price of wheat influences the price of flour, which is the principal raw material used in several products manufactured by RHM, including, bread, morning goods, cakes and other bakery products. RHM was able to agree increases in prices of these products in the third and fourth quarters of FY 2004 to reflect increases in wheat prices earlier in the financial year.

RHM uses its technical expertise in developing blends of wheat to manufacture flour cost-effectively, which enables RHM to have a flexible approach to the types of wheat it purchases and their source. In addition, RHM ensures a steady and cost-efficient supply of flour to the Group's principal manufacturing sites through its in-house milling capability. Approximately 56 per cent., 55 per cent. and 56 per cent. of the division's flour production in FY 2003, FY 2004 and FY 2005, respectively, was used by the Group's businesses. Management believes that vertical integration in the Bread Bakeries division is a key competitive advantage. Bread Bakeries' goal is to continue to improve its ability to produce flour cost-effectively to maximise this competitive advantage.

Management established a new central procurement function in March 2003 to enable the Group to leverage its scale in connection with the procurement of raw materials and services. Since its establishment, the central procurement team has been responsible for sourcing or coordinating the procurement of raw materials and services across all divisions. The Group has annual expenditures of approximately £600 million on raw material (other than wheat) and, services. Since its establishment, central procurement has rationalised the Group's supplier base from approximately 13,000 to 8,000 suppliers, instituted expenditure controls and commenced the process of installing electronic procurement software across the Group. These initiatives resulted in net cost savings totalling approximately £20 million in FY 2005. This figure is an unaudited management estimate of the year on year savings on all goods and services other than wheat, measured against previous year's actual costs, and includes the impact of inflation and market price movements, both positive and negative.

6. Restructuring the Supply Chain

RHM has achieved operational cost savings through rationalisation and reorganisation of production facilities. Over the last three years, Management has closed or sold 12 plants, reduced headcount by 1,700 and has secured restructuring and rationalisation benefits reflected in the Group's improvement in EBITA. Generally, these projects have been delivered on time and further benefits are expected over the next two years. Management anticipates that the Group's current cost saving initiatives will generally have a payback period of between one and three years and believes that there will be further opportunities for rationalisation of RHM's manufacturing and distribution. Costs incurred in connection with the implementation of these programmes have been accounted for principally as operating exceptional items. The major restructuring programmes implemented by the Group in the last three years were as follows:

- In Bread Bakeries, the strategy is to focus on growing sales of branded products and utilise remaining capacity to supply own label products. The division closed six bakeries and two mills and invested in new and existing facilities to improve and increase efficiency and labour productivity.
- The Culinary Brands division is progressively rationalising its supply chain to grow margins. The division reorganised its distribution and logistics, closed the Hartlepool factory in 2002 and redeveloped the then under-utilised Droylsden, East Manchester site. This enabled RHM to reduce the amount of manufactured product outsourced and achieve cost savings.
- Within the Cakes business, Manor Bakeries commenced a significant restructuring programme in May 2004 designed to reinforce its position as the UK's largest manufacturer of branded cakes. The programme is designed to reduce operating costs and eliminate under-utilised capacity whilst improving product quality and customer service. As a consequence, one of Manor Bakeries' four sites is due to close in December 2005, with production being moved to other existing operations. Capacity is also being reduced at one other location.
- The Avana bakery plant in Rogerstone was severely damaged by a fire in December 2001. Management has taken the opportunity to create a modern facility and close an older bakery in Cardiff. This was completed in January 2005.
- In Customer Partnerships production has been rationalised with the closure of the Foxhill site in November 2003 and there has been continued investment to achieve productivity gains in the main chilled ready meals facility at Rogerstone.

Rationalisation of manufacturing and distribution continues across the three divisions and Management will continue to evaluate and implement operational restructuring initiatives that provide appropriate returns and other benefits within the businesses. Management believes that significant opportunities for improvement of operational spend across the Group remain, particularly in the areas of waste management, direct labour, facilities, maintenance and streamlining of systems and processes.

The supply chain rationalisation programme has also released a number of properties that have been sold. Asset disposals raised £37 million in FY 2005.

7. Logistics Savings Initiatives

RHM has an annual logistics expenditure of approximately £230 million, accounted for within "Distribution costs" in the Group's profit and loss accounts. Historically, each of RHM's companies independently managed its logistics services. RHM's largest customers, the large U.K. supermarket chains, typically require a higher number of deliveries per week, to more locations, and a greater degree of flexibility in the mix and volume of products than other, smaller retail customers. In addition, there are seasonal peaks such as Christmas and Easter. These factors add to the complexity and cost base of the Group's logistics activities.

Management has established a central logistics team with the objective of reducing expenditure by gaining synergies through co-ordinating Group logistics and applying best practices. This includes rationalising and enhancing the efficiency and effectiveness of the Group's distribution system by outsourcing or consolidating its warehousing and distribution capabilities.

8. Significant Disposals—Discontinued Operations

RHM's portfolio of food companies has been rationalised over the last three years. The Group has sold the following non-core businesses in the three year period ended April 30, 2005:

- Golden West Foods Limited, a supplier of burger buns and liquid products and logistics services to McDonald's was sold for £78.7 million in April 2005. The total gain realised on the sale, amounting to £5.2 million, was recognised in FY 2005 as non-recurring profit on sale of subsidiaries.
- Pasta Foods Limited was sold for £6.4 million and Three Cooks Ltd, bakery shops, for £3.7 million in November 2003. The total losses realised on the sale of Pasta Foods Limited and Three Cooks Limited, amounted to £7.1 million and £2.6 million respectively and were recognised in FY 2004 as non-recurring losses on sale of subsidiaries.
- Hayden's Bakeries patisserie business was sold in July 2003 for £0.2 million. The total profit realised on the sale, amounting to £1.6 million, was recognised in FY 2004 as non-recurring loss on sale of subsidiaries.
- The RHM Ingredients seasonings businesses were sold in May 2002 for £38.8 million. The total gain realised on the sale, amounting to £3 million, was recognised in FY 2003 as non-recurring gain on sale of subsidiaries.

The results of operations of these businesses are included under "discontinued operations" in RHM's profit and loss account statement. Turnover from discontinued operations amounted to £207.2 million, £160.8 million and £114.8 million in FY 2003, FY 2004 and FY 2005, respectively.

RHM will continue to review the performance of its businesses and may dispose of non-core or underperforming businesses if this creates shareholder value.

9. Pension

The Group's principal pension scheme, the RHM Pension Scheme, is a substantial defined benefit pension scheme that covers all of the Group's U.K. businesses and represents around 99 per cent. of the Group's total pensions liabilities. The RHM Pension Scheme has approximately 49,000 beneficiaries (including pensioners, deferred pensioners, surviving dependants and current employees).

RHM adopted the Financial Reporting Standard 17 (FRS 17) for FY 2004, which ended on 1 May 2004. At this date, on an FRS 17 basis, the RHM Pension Scheme had a deficit of £520 million. As at 30 April 2005 (the end of the Group's last financial period), the RHM Pension Scheme, on an FRS 17 basis, had liabilities of £1,835 million, assets with market value of £1,532 million and a resulting deficit of £303 million which, after taking account of the associated deferred tax credit of £91 million, would have left an overall net pension liability of £212 million. The payment to the trustee of the RHM Pension

Scheme (the "Scheme Trustee") of £125 million following the Global Offer, of which £110 million is payable immediately after the Global Offer and a further £15 million by 30 April 2006 would have reduced the deficit on an FRS 17 basis, to £178 million (£125 million taking into account the associated deferred tax credit of £53 million) on a UK GAAP pro forma basis as at 30 April 2005 if both sums had been paid on that date.

9.1 ***Changes Agreed in respect of the RHM Pension Scheme***

An extensive review of the Scheme was conducted during FY 2005 to identify areas where costs could be controlled while leaving the Scheme open to new members. As a result of this, employer consent to early retirement will only be given in certain limited circumstances, and RHM Group Limited resolved that it would not normally consent to discretionary increases for pensions in payment. In addition, the basic pay element of pensionable earnings was frozen for the period 6 April 2005 to 5 April 2009, and the fluctuating earnings element (e.g. overtime, incentive payments) of pensionable pay was frozen for an indefinite period from 6 September 2005. A number of other changes, including an increase to member contributions, removal of certain elements of remuneration from pensionable remuneration and a reduction in death benefits, were also made, effective from 6 September 2005, with the agreement of the Scheme Trustee. It has been estimated that these changes have reduced the deficit in the Scheme by £157 million for FY 30 April 2005 (which reduction is included in the deficit shown above).

Out of the total reduction in the pension liability as a result of the benefits changes, £53.7 million (or £51.1 million net of professional fees) is credited to operating exceptional items and described as Pension review. The remainder of the reduction in the Scheme's liabilities due to changes in benefits totalling £103.2 million is included within actuarial gains in the Statement of Total Recognised Gains and Losses.

9.2 ***Employer Contributions under the RHM Pension Scheme***

The contributions made by the Group to the RHM Pension Scheme were £44 million in FY 2005 (excluding contributions associated with Golden West, which was disposed of in April 2005). These contributions will decrease for the year commencing 1 May 2005 to £35 million per annum, on the basis of the assumptions used for the purposes of the 2002 funding valuations. The results of the next funding valuation will be finalised on or before 5 April 2006. It is not possible to anticipate either the actuarial method and assumptions or the deficit pay-off period that will emerge from it. The Scheme Trustee and/or the Scheme actuary determines the actuarial method and assumptions for the calculation of Scheme Liabilities and the period over which any resulting deficit is paid off. A fuller explanation is given in the Risk Factor set out in paragraph 2.5 of Part II of this document. However, the deficit pay-off period is unlikely to exceed 9 years, compared to a deficit pay off period of 14 years assumed in the FY 2006 contribution rate. It is considered that the annual contributions, in respect of both the accrual of future service benefits and deficit removal, will be no less than £40 million following the next funding valuation. It may be materially in excess of that amount, depending on the result of the funding valuation, including the assessment of mortality assumptions.

9.3 ***Volatility of the Pension Deficit***

On a similar basis to other defined benefit pension schemes, the funding position of the RHM Pension Scheme will vary with its level of liabilities (£1,835 million as at 30 April 2005) and also with movements in the market value of its assets (£1,532 million as at 30 April 2005) (at 30 April 2005 a 1 per cent. movement in the value of the Scheme's equity assets would have led to an approximately £9 million corresponding change in its assets) and the investment return on those assets. In common with other UK occupational pension schemes the Trustee has the sole control over the selection of these assets. Any actuarially assessed increase in the life expectancy of scheme members might materially increase the Scheme Liabilities; the last mortality assessment was carried out in 2002 and a revised assessment will be carried out in FY 2006 in conjunction with the funding valuation. Similar studies for other companies have resulted in substantial increases in the actuarial liabilities of their schemes, which may also apply to RHM's Pension Scheme. The RHM Pension's Scheme liabilities will also be affected by changes in long term bond yields which are used to discount the liabilities to present value; as at 30 April 2005 a fall of 10 basis points in the yield shown by the index used by the Company (a 15 year plus corporate bond index for AA bonds which then showed a yield of 5.4 per cent.) would have increased the liabilities by an amount in the order of £28 million. These factors create a considerable degree of volatility in the measurement of any pension scheme's deficit or surplus.

However, in consideration of the sums to be paid into the Scheme before 30 April 2006, the Scheme Trustee has agreed that it will, in effect, phase in the changes to the contribution rate necessary to give effect to the implications of any change in mortality assumptions during the period 6 May 2006 to 5 May 2010 on the contribution rate. Also under this agreement, no increase in respect of mortality assumptions will be called for in the period 6 May 2005 to 5 May 2006. The Scheme Trustee can however terminate this agreement on or after 6 May 2008 if it considers that there has been a material adverse change in circumstances.

10. Indebtedness

Most of the businesses currently comprising RHM were acquired in August 2000 by RHM Ltd (formerly RHM Group Four Limited), a company formed for the purpose of the acquisition, whose principal investors are funds managed by DHC. The acquisition was financed by new equity investment, the issue of unsecured subordinated loan notes and bank borrowings.

In February 2001, RHM Finance Limited ("RHM Finance") issued five series of secured notes to raise approximately £650 million before expenses and issue discounts, which is referred to in this document as the securitisation. The net proceeds of the issue were advanced by RHM Finance to certain Group companies (referred to in this paragraph as the "Borrowers") to enable the Group to repay debt incurred in connection with the acquisition by Doughty Hanson. Certain Group companies, including the Borrowers, provided security over all of their assets to secure amounts due under the notes and other facilities entered into on or about February 2001. The Borrowers have used the cash generated by their trading activities to make payments of interest and repayment of principal to RHM Finance. RHM Finance in turn has used these payments to pay interest and make repayments of principal to the noteholders.

RHM has entered into a new facility, underwritten by Credit Suisse, London Branch and the Royal Bank of Scotland. As a result of the Global Offer and this new bank facility, which is described under "Capital Resources", the financing structure of the RHM Group will change. RHM will use the net proceeds it receives from the Global Offer and the funds available under the new facility to, among other things:

- purchase immediately upon completion of the Global Offer loan notes issued to Doughty Hanson at the time of the acquisition of RHM by Doughty Hanson amounting to approximately £471 million (including interest on the loan notes);
- refinance certain outstanding debt (approximately £636 million in aggregate), which includes existing bank debt (approximately £98 million) and the redemption of all the Class A2 Notes, the Class A3 Notes, the Class B1 Notes and the Class B2 Notes issued pursuant to the securitisation (approximately £458 million, including a prepayment cost of £80 million, which will be incurred on the early redemption of the Class A3 Notes and the Class B1 Notes and closing out of interest rate swap in relation thereto). It is intended that this refinancing will take place in late August 2005. Until the refinancing is put in place, a substantial proportion of the Group's assets will remain subject to security granted at the time of and in connection with the securitisation.

As a result, RHM's debt net of cash will be reduced from £929 million as at 30 April 2005 to £701 million on a UK GAAP pro forma basis as at such date. Taking into account accrued interest on the unsecured subordinated loan notes from 30 April 2005, RHM's debt net of cash would be £711 million upon Admission, assuming a full drawndown of the new facilities (other than Facility C). Furthermore, annual net interest charges would be reduced from £114.6 million in FY 2005 to £46 million at current interest rates assuming a full drawdown of the new facilities (other than Facility C, as described under "Capital Resources" in this Part V). It is estimated that the interest charge for FY 2006 will be higher than £46 million due to the timing of the draw down, which will occur in the second quarter of FY 2006.

11. Seasonality

There is a seasonal variation in performance across the business including increased sales of cakes around the Christmas and Easter periods. In addition, sales of other products, including the culinary brands, will vary according to variations in the weather with stronger sales in the cooler, winter months. Overall, the business historically has performed more strongly in terms of cash generation and EBITA in the second half of the financial year (November to April) as a result of these factors. In FY 2005, 52 per cent. of turnover and 59 per cent. of EBITA were generated in the second half of the year. Management anticipates that the timing of restructuring and rationalisation and the gradual build up of logistics savings

will result in a relatively higher proportion of EBITA being earned in the second half of the year in FY 2006 than in previous years. Accordingly, results for one six-month period will not be necessarily indicative of the results for the full year.

12. Critical Accounting Policies and Estimates

A number of estimates and assumptions have been made relating to the reporting of results of operations and financial condition in the ordinary course of preparing financial statements in conformity with U.K. GAAP. Actual results could differ from those estimates under different assumptions and conditions. Management believes that the following discussion addresses the most critical accounting policies, which are those that are most important to the portrayal of the company's financial results and condition. These policies and estimates require management to make subjective and complex judgments, including estimates about the effect of matters that are inherently uncertain.

12.1 *Turnover and Rebate Recognition*

Turnover is the value of sales, excluding transactions with or between wholly-owned subsidiaries, after deduction of overrider (or volume related rebates) and other sales related discounts, value added tax and other taxes directly attributable to turnover. Sales are recognised upon receipt of confirmation that the goods shipped or services provided have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured. Shipping and handling costs are included in selling and distribution costs.

Overrider and other sales related discount reserves are calculated based on management's best estimate of the expected amounts necessary to meet claims by the Group's customers in respect of these discount and rebates. The provision is made at the time of sale and released, if unutilised, after assessment that the likelihood of such a claim being made has become remote. If rebate reserves are understated, turnover will be overstated.

12.2 *Brands*

The Directors obtained an external valuation of RHM's brands in FY 2001 in connection with the acquisition by Doughty Hanson of RHM. These brands were capitalised on the balance sheet at a fair value in accordance with FRS 7 where title was clear, brand earnings were separately identifiable, the brand could be sold separately from the rest of the business and where the brand achieves earnings in excess of those achieved by unbranded products.

12.3 *Property Valuation*

FRS 7 stipulates that all property should be revalued to reflect fair market value upon acquisition. In connection with the acquisition of RHM by Doughty Hanson, management undertook a fair value exercise in FY 2001. This exercise resulted in a revaluation of substantially all of RHM's properties to either open market, existing use or depreciated replacement cost, which resulted in an increase in the total value of the properties.

12.4 *Goodwill and Intangible Assets*

Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is capitalised. Amortisation is charged so as to write off the cost of goodwill, over periods not exceeding 20 years, in line with the Directors' view of their useful economic lives.

The Directors have assigned values to the brands under FRS 7 as described above. The acquired value of brands is not amortised as the Directors consider that these brands have an indefinite life, and is not written down unless there is permanent impairment in value below cost. Annual results reflect significant direct and indirect expenditure incurred in maintaining the value of brands. The carrying value of acquired brands is reviewed annually by the Directors to determine whether there has been any permanent impairment in their values, any such reductions being charged to the profit and loss account. The impairment review involves a comparison of the book amount with the higher of the net realisable value and the value in use. The value in use is measured with reference to cash flows based on future revenue and margin projections discounted at an appropriate rate based on relevant brand strengths.

Impairment reviews in respect of goodwill, brands and other intangible assets are performed at least annually.

More regular reviews are performed if events indicate that this is necessary. Examples of triggering events would include a significant planned restructuring, a major change in market conditions or technology, expectations of future operating losses or negative cash flows.

Impairment reviews are performed following the guidance in FRS 11. Such reviews are performed by comparing the carrying value of the asset concerned to a valuation derived from discounted future cash flows. Significant assumptions, such as long-term growth rates and discount rates, are made in preparing these forecast cash flows; although these are believed to be appropriate, changes in these assumptions could change the outcomes of the impairment reviews.

Accounting for goodwill will change with the adoption of IFRS. Please see "Summary of Certain Differences between U.K. GAAP, IFRS and U.S. GAAP" below and the IFRS accounts for FY 2005 included in Part X: Financial Information.

12.5 ***Pension and other Post Retirement Benefits***

In the United Kingdom and Ireland, the group operates defined benefit schemes funded by both employer and employee contributions. The cost of providing future benefits is assessed annually by an independent, qualified actuary.

The regular service cost of providing retirement benefits to employees during the year, together with the cost of any benefits relating to past service, is charged to operating profit in the year.

A credit representing the expected return on the assets of the retirement benefit schemes during the year, based on the market value of the assets of the schemes at the start of the financial year, is included in the profit and loss account under 'Other financing (charges)/income'. A charge representing the expected increase in the liabilities of the retirement benefit schemes during the year, arising from the liabilities of the schemes being one year closer to payment, is also included in the profit and loss account under 'Other financing (charges)/income'.

The difference between the market value of assets and the present value of accrued pension liabilities is shown as a liability in the balance sheet. A deferred tax asset of £91.7 million on the liability has been recognised in FY 2005.

Differences between actual and expected returns on assets during the year are recognised in the Statement of Total Recognised Gains and Losses in the year, together with differences arising from changes in assumptions.

Pension accounting requires certain assumptions to be made in order to value the Company's obligations and to determine the changes to be made to the profit and loss account. These figures are particularly sensitive to assumptions for mortality, discount rates, inflation rates and expected long-term rates of return on assets. Details of all the assumptions made are in the UK GAAP Historical Financial Information in Part X.

Further details of the RHM Pension Scheme are given in Section 9 of Part XIII of this document, and certain aspects are further discussed in "Risk Factors" in Part II of this document.

12.6 ***Provisions***

Provision is made for environmental and legal matters and for employee termination costs where a legal or constructive obligation exists at the balance sheet date and a reasonable estimate can be made of the likely outcome.

12.7 ***Deferred tax***

Full provision is made for deferred taxation, as required under UK FRS 19, at the rates of tax prevailing at the year end unless future rates have been enacted. Deferred tax assets are recognised where it is more likely than not that they will be recovered.

13. Adoption of IFRS

13.1 While RHM currently accounts on a U.K. GAAP basis, it will account on an IFRS basis from 1 May 2005. Part X shows RHM's FY 2005 results under IFRS, including a reconciliation with U.K. GAAP. In addition, certain differences between these accounting standards are summarised under Section 17 of this Part V.

14. Consolidated Results of Operations

The following table sets forth certain consolidated profit and loss account data extracted without material adjustment from the U.K. GAAP Historical Financial Information set out in Part X of this document for each of the periods indicated.

	Year ended					
	3 May 2003 (53 weeks)		1 May 2004 (52 weeks)		30 April 2005 (52 weeks)	
	£ million	Per cent. of turnover from continuing operations	£ million	Per cent. of turnover from continuing operations	£ million	Per cent. of turnover from continuing operations
Turnover	1,717.7		1,677.8		1,642.3	
From continuing operations	*1,510.5*	*100.0%*	*1,517.0*	*100.0%*	*1,527.5*	*100.0%*
Cost of sales[1]	(1,156.4)		(1,138.5)		(1,079.0)	
From continuing operations	*(1,009.9)*	*66.9%*	*(1,018.5)*	*67.1%*	*(990.9)*	*64.9%*
Gross profit before operating exceptional items	561.3		539.3		563.3	
From continuing operations	*500.6*	*33.1%*	*498.5*	*32.9%*	*536.6*	*35.1%*
Distribution costs[2]	(326.8)		(297.0)		(287.1)	
From continuing operations	*(292.5)*	*19.4%*	*(279.2)*	*18.4%*	*(284.6)*	*18.6%*
Administrative expenses	(113.3)		(112.4)		(108.8)	
From continuing operations	*(95.9)*	*6.3%*	*(100.3)*	*6.6%*	*(98.9)*	*6.5%*
Other operating income—rent receivable	5.1	0.3%	2.4	0.2%	1.9	0.1%
Operating profit before amortisation and operating exceptional items	126.3		132.3		169.3	
From continuing operations (EBITA)	*117.3*	*7.8%*	*121.4*	*8.0%*	*155.0*	*10.1%*
Goodwill amortisation	(10.7)		(10.4)		(10.3)	
Operating exceptional items						
—restructuring and other	(41.1)		(49.4)		(45.0)	
—pension review	—		—		51.1	
Operating profit	74.5		72.5		165.1	
Share of operating profit in associates	—		0.1		—	
Non-operating exceptional items—profit/(loss) on disposal of fixed assets and subsidiaries	(9.7)		1.2		26.9	
Net interest (payable)	(117.2)		(108.7)		(114.6)	
Other financing income/(charge)	0.1		(15.6)		(1.7)	
Profit/(loss) on ordinary activities before taxation	(52.3)		(50.5)		75.7	
Tax credit/(charge) on profit on ordinary activities	8.9		(5.6)		8.3	
Deferred tax on pension liability	—		—		91.7	
Profit/(loss) on ordinary activities after taxation	(43.4)		(56.1)		175.7	
Equity minority interest	(0.1)		(0.2)		0.1	
Profit/(loss) for the financial year	(43.5)		(56.3)		175.8	

(1) Cost of sales includes all variable and fixed costs of sales within the business.

(2) Distribution costs include distribution and warehousing costs, costs associated with marketing, advertising, new product development and other selling overheads.

14.1 ***Consolidated Turnover***

The following table shows a breakdown of the Group's turnover from continuing operations (excluding inter-segmental sales) by business division for the periods indicated.

	Year ended					
	3 May 2003		1 May 2004		30 April 2005	
	£ million	Per cent. of turnover from continuing operations	£ million	Per cent. of turnover from continuing operations	£ million	Per cent. of turnover from continuing operations
Bread Bakeries	729.7	48.3%	739.8	48.8%	754.9	49.4%
Culinary Brands	261.1	17.3%	262.1	17.3%	266.1	17.4%
Cakes & Customer Partnerships						
Cakes	289.1	19.1%	271.3	17.9%	264.0	17.3%
Customer Partnerships	230.5	15.3%	243.7	16.0%	242.5	15.9%
Corporate	0.1	—	0.1	—	—	—
Continuing operations	1,510.5	100.0%	1,517.0	100.0%	1,527.5	100.0%

FY 2005 compared to FY 2004.

Turnover from continuing operations increased by £10.5 million or 0.7 per cent. in FY 2005 compared to FY 2004. This increase resulted from a 2.3 per cent. increase in branded sales, partially offset by a 1.1 per cent decline in own label product sales. This increase was principally driven by increased sales in branded wrapped bread by the Bread Bakeries division and turnover growth registered by the Culinary Brands division through growth of its Sharwood's and Bisto products. This turnover increase was offset in part by continued reduction in turnover in the Cakes business and, to a lesser extent, the Customer Partnerships business.

FY 2004 compared to FY 2003.

Turnover from continuing operations was substantially stable in FY 2004 compared to FY 2003 largely due to FY 2003 being a 53-week period. This additional week inflated turnover in FY 2003 by £28 million. Turnover growth registered by the Bread Bakeries division, due principally to growth in sales of branded wrapped bread, and the Customer Partnerships business, reflecting increased sales to Marks & Spencer, was substantially offset by a decrease in turnover generated by the Cakes division, reflecting lower sales volumes of branded cakes.

14.2 ***Consolidated Gross Profit***

FY 2005 compared to FY 2004.

Gross profit from continuing operations before exceptional items grew by £38.1 million or 7.6 per cent in FY 2005. As a percentage of turnover from continuing operations, gross profit increased from 32.9 per cent in FY 2004 to 35.1 per cent in FY 2005. Overall the improved gross margins reflected an increase in branded sales by 2.3 per cent., procurement and pension savings and benefits of restructuring programmes. This reflected growth in gross profit across all divisions, including significant increases registered by Bread Bakeries principally associated with the full year impact of price increases, and Culinary Brands, principally reflecting procurement savings. Additionally, growth in gross profit was driven by restructuring and rationalisation benefits and the lower pension service charge on labour costs across all divisions.

FY 2004 compared to FY 2003.

Gross profit from continuing operations before exceptional items decreased by £2.1 million, or 0.4 per cent., due to a decline in gross profits generated by the Cakes business, reflecting the decline in branded cakes sales volumes in FY 2004 and the resulting higher proportion of sales of own label cakes.

The decline in gross profits was also due to a decline in gross profits generated by the Bread Bakeries division, due principally to the sharp increase in wheat prices in FY 2004. While the division was able to agree price increases with the U.K. supermarket chains that largely compensated for the increase in wheat prices in the second half of FY 2004, the time lag between the sharp rise in wheat prices and the impact of the price increases resulted in a reduction of gross profit.

14.3 *Consolidated Distribution Costs*

Distribution costs include logistics, costs associated with marketing, advertising, new product development and other selling overheads.

FY 2005 compared to FY 2004.

Total costs from continuing operations increased by £5.4 million or 1.9 per cent to £284.6 million. The majority of these costs are £230 million of logistics costs including distribution and warehousing activities. The major increase in costs was within advertising, marketing and new product development expenditure that increased by £6.3 million to support branded sales growth, particularly in relation to the Manor Bakeries cakes business. Distribution costs increased at Bread Bakeries due to an increased number of delivery points. These increases were partially offset by reductions in logistics costs as a result of supply chain projects across the group.

FY 2004 compared to FY 2003.

Total costs from continuing operations decreased by £13.3 million, or 4.5 per cent., principally reflecting the reorganisation of distribution activities by the Bread Bakeries and Culinary brands divisions, which included ceasing to provide logistics services to third parties. The reduction was also attributable to the decline in branded cakes sales volume and a £4.0 million decrease in advertising and marketing spend in FY 2004.

14.4 *Consolidated EBITA*

The following table shows a breakdown of the Group's EBITA before exceptional items and goodwill from continuing operations by division for the periods indicated.

	Year ended					
	3 May 2003		1 May 2004		30 April 2005	
	£ million	Per cent. of turnover from continuing operations	£ million	Per cent. of turnover from continuing operations	£ million	Per cent. of turnover from continuing operations
Bread Bakeries	42.5	5.8%	45.0	6.1%	62.7	8.3%
Culinary Brands	53.1	20.3%	55.4	21.1%	64.4	24.2%
Cakes & Customer Partnerships						
Cakes	14.0	4.8%	15.4	5.7%	18.2	6.9%
Customer Partnerships	15.3	6.6%	19.0	7.8%	23.3	9.6%
Corporate	(7.6)		(13.4)		(13.6)	
Continuing operations	117.3	7.8%	121.4	8.0%	155.0	10.1%

FY 2005 compared to FY 2004.

EBITA from continuing operations increased by £33.6 million or 27.7 per cent. to £155.0 million in FY 2005. Improvements in EBITA were generated across all of RHM's divisions due principally to procurements savings, estimated by Management to be approximately £20 million, £11 million of cost savings through restructuring and rationalisation and £11 million of savings from lower pension service charges in relation to changes to RHM's Pension Scheme. These improvements were offset in part by increased advertising and marketing costs (up £6.3 million), a decline due to decreased sales volumes in own label bread and to declining core sales registered by Manor Bakeries.

FY 2004 compared to FY 2003.

EBITA from continuing operations increased by £4.1 million, or 3.5 per cent., due to improved EBITA generated across all of RHM's divisions, principally due to procurement and restructuring and rationalisation benefits and lower marketing and advertising spend. The EBITA growth was partially offset by higher corporate costs, reflecting RHM's establishment of a stronger, more centralised management structure and the establishment of the Group's central procurement function and price increases not matching inflation. FY 2003 was a 53-week period.

14.5 ***Operating exceptional items***

The following table shows a breakdown of operating exceptional items for the periods indicated.

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£ million	£ million	£ million
Operating exceptional items gains/(charge):			
- Rationalisation and redundancy	(28.2)	(16.8)	(33.0)
- Impairment of tangible fixed assets	(3.8)	(9.8)	(6.0)
- Goodwill and brand impairment	(4.1)	(20.8)	—
- Professional fees in support of group reorganisation	(5.5)	(1.5)	(6.2)
- Settlement of insurance claim	0.5	2.4	—
- Onerous leases	—	(2.9)	0.2
	(41.1)	(49.4)	(45.0)
Pension review	—	—	51.1
	(41.1)	(49.4)	6.1

Over the three year period redundancy and reorganisation costs were £28.2 million, £16.8 million and £33.0 million in FY 2003, FY 2004 and FY 2005, respectively. Rationalisation of manufacturing and distribution continues across the three divisions and Management will continue to evaluate and implement operational restructuring initiatives that provide appropriate returns and other benefits within the businesses.

In FY 2004, Management carried out a brand impairment review resulting in impairment charges of £17.5 million, which is included in operating exceptionals in FY 2004. A brand impairment review in FY 2005 supported the current carrying values of RHM's brands.

The exceptional gain of £51.1 million in FY 2005 resulting from the pension review is primarily in respect of a reduction in future pension benefits relating to early retirements. The remaining reduction of the Scheme's liabilities due to changes in benefits totalling £103.2 million is included within the actuarial gains in the Statements of Total Recognised Gains and Losses.

FY 2005.

Total redundancy and reorganisation operating exceptional costs in FY 2005 totalled £33.0 million. The main items were as follows:

The Bread Bakeries division committed £3.6 million on the closure of the speciality breads line in Newcastle in October 2004 and flour mills in Felixstowe and Hull in March 2005 and April 2005.

The Culinary Brands division incurred costs of £4.6 million primarily in connection with the reorganisation of its distribution activities.

The Cakes & Customer Partnerships division charged costs of £22.6 million. A programme to restructure the Manor Bakeries business was announced in May 2004. Costs incurred on reorganising the supply chain in FY 2005 including a provision for the closure of the Eastleigh bakery scheduled for December 2005 were £15.8 million.

Fixed asset impairments of £6.0 million related primarily to adjustment to the value of assets as a result of restructuring principally in the Cakes business.

FY 2004.

Total redundancy and reorganisation operating exceptional costs in FY 2004 totalled £16.8 million.

Bread Bakeries incurred exceptional costs of £8.5 million in connection with supply chain restructuring, primarily the closure of the Crawley bakery in November 2003 and the Ormeau bakery in April 2004.

In the Cakes business, £3.9 million was incurred in the reorganisation of Avana facilities (described below) and in an overhead reduction programme relating to Manor Bakeries.

In the Customer Partnerships business operating exceptional costs of £3.4 million were incurred primarily in closing the Foxhill production site and consolidating production in the division's Rogerstone Park facility.

A significant impairment charge of £30.6 million was taken to operating exceptional items following a review by management of the Group's asset values:

- £17.5 million relating to impairment of certain brands;
- £3.3 million of goodwill on the acquisition of Ormeau was written off; and
- £9.8 million relating to a reduction in the fair value of surplus fixed assets.

Exceptional income of £2.4 million was received in respect of an insurance claim relating to a fire at the Avana bakery that took place in FY 2002.

FY 2003.

Total redundancy and reorganisation operating exceptional costs in FY 2003 totalled £28.2 million.

The Bread Bakeries division incurred £17.6 million on supply chain reoganisation including the closure of bakeries in Ayr and establishing new bakeries in Glasgow and Forest Gate. In addition, distribution was moved from a number of bakery sites to two regional distribution centres in Mossend and Dagenham.

A reorganisation of production in Culinary Brands included the closure of the site in Hartlepool and the integration of production into Droylsden at a cost of £3.5 million.

Projects to reduce headcount and improve efficiency in the cakes business resulted in operating exceptional costs of £3.5 million. Restructuring costs of £1.1 million were incurred in the Customer Partnerships business and in relation to the consolidation of chilled ready meals production in Rogerstone.

Exceptional costs of £2.1 million were incurred relating to redundancies at Head Office.

Professional fees relating to a refinancing project totalling £5.5 million were also treated as exceptional.

14.6 ***Net Interest Receivable/Payable and similar charges***

Past charges reflected the historic debt structure of RHM and accordingly are not representative of future interest charges. See description of "Capital Resources" for a description of the new financing structure of the RHM Group.

RHM had net interest payable of £114.6 million, £108.7 million and £117.2 million in FY 2005, FY 2004 and FY 2003 respectively. A portion of these interest charges accrued on a non-cash basis as explained below under "Capital Resources".

14.7 ***Other Financing***

This item principally refers to the difference between the expected return on pension assets less the interest charge on the pension liability under FRS 17. Further information is available in note 28 of the Financial Information included in Part X of this document.

FY 2005 compared to FY 2004.

The other financing charge fell from £ 15.6 million in FY 2004 to £1.7 million in FY 2005. This is due principally to higher expected returns on pension assets at the beginning of the period. The assets of the fund rose from £1,276.5 million at the beginning of FY 2004 to £ 1,435.8 million at the beginning of FY 2005 due primarily to increases in the market value of the fund's assets.

FY 2004 compared to FY 2003.

The other financing charge of £15.6 million in FY 2004 compares to an income of £0.1 million in FY 2003.

The expected return on pension assets was broadly in line with the interest charge on the pension liability in FY 2003 but fell in FY 2004 as a result of lower market value of assets at 3 May 2003.

14.8 *Taxation*

RHM's tax on ordinary activities showed a credit of £8.3 million in FY 2005, a charge of £5.6 million in FY 2004 and a credit of £8.9 million in FY 2003. In addition, in FY 2005 RHM recognised a deferred tax asset on its pension liability, which resulted in a deferred tax credit of £91.7 million in FY 2005.

During the period FY 2003 to FY 2005 the tax rate on the profit or loss on ordinary activities before tax differs. The tax charge reflects expense items that are not deductible for tax, including amortisation of goodwill, and gains on the disposal of subsidiaries and other assets, which are either not taxable or have been offset by utilising capital losses.

The tax charge or credit is reconciled to the notional tax on profit or loss on ordinary activities in note 10 of the Financial Information included in Part X of this document.

FY 2005.

Profit on ordinary activities before tax included gains on disposal of subsidiaries and assets which were not taxable. The operating exceptional gain recognised as a result of the pension review is also not taxable.

FY 2004.

A tax charge was recorded despite a loss on ordinary activities before taxation. Operating exceptional charges for impairment of goodwill and the carrying value of brands as well as a portion of interest costs incurred during the year were not deductible for tax.

FY 2003.

A tax credit was recognised on the loss on ordinary activities after adding back non-deductible expense items.

15. Results of Operations by Division

The operations of the Group are organised into three divisions: Bread Bakeries, Culinary Brands and Cakes & Customer Partnerships, further subdivided in the Cakes and Customer Partnerships businesses.

15.1 *Divisional Turnover*

The following table shows a breakdown of the Group's turnover from continuing operations by business division for the periods indicated.

	Year ended			% change	
	3 May 2003	1 May 2004	30 April 2005	FY 2003/ FY 2004	FY 2004/ FY 2005
	£ million	£ million	£ million		
Bread Bakeries	729.7	739.8	754.9	1.4%	2.0%
Culinary Brands	261.1	262.1	266.1	0.4%	1.5%
Cakes & Customer Partnerships					
Cakes	289.1	271.3	264.0	(6.2)%	(2.7)%
Customer Partnerships	230.5	243.7	242.5	5.7%	(0.5)%
Corporate	0.1	0.1	—	—	—
Continuing operations	1,510.5	1,517.0	1,527.5	0.4%	0.7%

(a) *Bread Bakeries*

RHM's Bread Bakeries division is the largest vertically integrated baker and flour miller in the U.K., based on sales, with a comprehensive brand and product portfolio. Its wrapped bread and morning goods are primarily marketed under the leading brand names Hovis, Granary, Mother's Pride and Nimble. In addition, the division manufactures own label bread and morning goods. The division also manufactures bulk and bagged flour and frozen part-baked products for subsequent bake-off by retailers. In addition, through its own nationwide network of flour mills, Bread Bakeries produces a wide range of bulk flours and branded and own label bagged flours. The scale, purchasing power, technological expertise of the division's flour milling operations provides a cost-effective and secure source of the main ingredient in bread and other bakery products.

As a percentage of the division's turnover, wrapped bread, morning goods, frozen part-baked products and bulked and bagged flour were 47 per cent., 14 per cent., 18 per cent., and 21 per cent. in FY 2005.

FY 2005 compared to FY 2004.

Turnover from continuing operations generated by the Bread Bakeries division grew by £15.1 million or 2.0 per cent., to £754.9 million in FY 2005 from £739.8 million in FY 2004.

The division's turnover growth from continuing operations was principally driven by increased average prices of wrapped bread, flour and other bakery products. This reflected the full year impact of the price increases agreed with the large U.K. supermarket chains among other things, justified by the sharp increase in wheat prices.

Turnover growth was also driven by growth in sales volumes of branded wrapped bread, particularly Hovis Best of Both and Granary. This growth was offset in part by a decline in sales volumes of own label bread. Sales of morning goods were stable in FY 2005 and FY 2004. The division's French patisserie business also experienced slight sales volume growth following investment in additional capacity in France. Sales of part-baked frozen products in the U.K. were lower in FY 2005 than FY 2004 as this market continued to be highly competitive.

Turnover from sales of bulk and bagged flour was stable in FY 2005 and FY 2004.

FY 2004 compared to FY 2003.

The Bread Bakeries division's turnover from continuing operations grew by £10.1 million, or 1.4 per cent., to £739.8 million in FY 2004.

Turnover growth was due primarily to an increase in the value of sales of wrapped bread principally attributable to an increase in the proportion of sales of branded wrapped bread, with the strong growth of Hovis Best of Both. This growth was offset in part due to FY 2003 being a 53 week period, by a slight decline in sales volumes of own label morning goods as the U.K. supermarket chains ceased supporting volume growth through promotional offers, introducing "every day low prices".

The division's turnover growth from sales of frozen part-baked products in France were offset by declining turnover from sales of part-baked products in the U.K., due to the loss of certain supply contracts in the highly competitive U.K. market.

Turnover from sales of bulk and bagged flour was stable in FY 2004 and FY 2003.

The average price of bread and flour remained stable in FY 2003 and in the first half of FY 2004. The price of wheat reached historical highs in the third quarter of FY 2004 and the division was able to agree price increases for bread, flour and for other bakery products with the U.K. supermarket chains in the third and fourth quarters of FY 2004, which contributed to the increase in turnover of the division in FY 2004.

(b) *Culinary Brands*

RHM's Culinary Brands division markets a range of leading branded grocery products with a strong heritage, including Bisto gravy, Sharwood's Asian sauces and accompaniments, Robertson's and Frank Cooper's preserves and Golden Shred marmalade, Atora suet, the McDougalls range of home baking products, Paxo stuffing mixes and Saxa salt.

FY 2005 compared to FY 2004.

Turnover from continuing operations generated by the Culinary Brands division grew by £ 4.0 million or 1.5 per cent. to £ 266.1 million in FY 2005 compared to £ 262.1 million in FY 2004.

Branded sales increased in volume with the full year benefit of the Sharwood's product launches in FY 2004, the launch of the Cadbury cake decorations range in January 2005 and continued growth in Bisto. RHM's food service business started distributing the Saclà range of Italian sauces and pasta that was introduced in October 2004.

Increases in the turnover of branded products were offset by a reduction in sales of own label products as production capacity was used to support growth in turnover of branded products. Own label sales fell to 11.1 per cent. of the division's turnover in FY 2005 from 12.7 per cent. in FY 2004.

FY 2004 compared to FY 2003.

The division's turnover from continuing operations was stable in FY 2004 and FY 2005.

The division had growth in sales volumes of its range of Bisto products through the foodservice distribution channel and of Bisto granules and Bisto Best, Bisto's premium gravy makers product line, to U.K. supermarket chains and other retailers. The division also registered slight increases in sales of Frank Cooper's products due to the launch of its premium conserves range of jams in September 2003.

These increases were offset by FY 2003 being a 53 week period, a decline in sales volumes of own label products, which accounted for 13.7 per cent. and 12.7 per cent. of the division's turnover in FY 2003 and FY 2004, respectively, as the division strategically exited own label contracts to increase focus on its core branded activities. Increases in sales volumes of Sharwood's products following the launch of Bundh sauces in August 2003 were offset by promotional costs incurred in connection with the launch.

(c) ***Cakes & Customer Partnerships***

RHM's Cakes & Customer Partnerships division comprises two business areas under a single senior management team. RHM is the leading manufacturer of cakes in the U.K., primarily marketed under the Mr. Kipling, Cadbury's and Lyons brands in the U.K. and the Gateaux brand in Ireland. The division is also responsible for RHM's strategic relationships with Marks & Spencer and Pizza Hut and for managing certain of RHM's specialist distribution channels, including supplying supermarket chains with frozen pies, ready meals and desserts and distributing the full range of RHM's branded products into the Irish market.

(i) ***Cakes business***

The Cakes business comprises Manor Bakeries, which manufactures branded cakes and Avana Bakeries, which produces own label products. Manor Bakeries manufactures cakes marketed under the Mr. Kipling, Cadbury's and Lyons brands. Avana Bakeries supplies own label cakes and desserts, primarily to Marks & Spencer.

Manor Bakeries experienced a significant decline in financial performance in FY 2003 despite being the clear market leader in a growing market. A strategic review by RHM's current management team concluded that this was due to erosion in the competitiveness of Manor Bakeries' cost base and a lack of long-term investment in new product development. Consequently, in May 2004, Management announced a three year, £45 million investment and rationalisation programme, of which £29 million had already been spent by the end of FY 2005, to revitalise Manor Bakeries. This programme includes factory consolidation and related capital expenditure and head count reduction. In addition, Manor Bakeries has focused on investment in brand support, new product development, improved systems and processes, and the delivery of synergies between Manor Bakeries' and Avana Bakeries' operations.

FY 2005 compared to FY 2004.

Turnover from continuing operations generated by the Cakes business decreased by £7.3 million or 2.7 per cent. to £264.0 million in FY 2005 compared to £271.3 million in FY 2004.

Manor Bakeries' turnover declined from £232.5 million in FY 2004 to £223.6 million in FY 2005. Turnover generated from Mr. Kipling products was stable. However, turnover from Cadbury's and Lyons products continued to decline.

In FY 2005 Manor Bakeries registered a decline in sales volumes across all its brands and own label products. Mr. Kipling's decline in sales volumes was partially due to increased sales of new products, offset by lower sales volumes of its traditional products. Lyons products sales volumes have continued to decline, reflecting a combination of a stronger focus by convenience retailers on own label products, lower trading volumes in the convenience sector and low new product launches. Cadbury's experienced a decline in sales volumes, principally due to the loss of the brand support historically provided by Safeway, following its acquisition by Morrison and to difficulties experienced in introducing Cadbury's cake bars into the "premium" segment of the cake market. Furthermore, sales volumes decreased due to Manor Bakeries' decision to exit its direct export business and some own label contracts.

The decline in sales volumes was partially offset by price increases introduced in all Manor Bakeries' branded products.

The reduction in Manor bakeries sales was partially offset by a slight increase in sales volumes at Avana resulting from the full year impact of the exclusive contract for the production of "slab cakes" described below.

FY 2004 compared to FY 2003.

Turnover from continuing operations generated by the Cakes business decreased by £17.8 million or 6.2 per cent., to £271.3 million in FY 2004.

The decrease in turnover was attributable to Manor Bakeries, which registered a reduction in branded cakes sales volumes across all brands. This reflected the division's decision to reduce promotional spend, which had historically supported sales volumes, but which was felt to be causing the "commoditisation" of brands. The impact of decreasing sales volumes was offset in part by higher average prices for the division's branded products.

Manor Bakeries' lower turnover was offset in part by turnover growth at Avana Bakeries, due to higher sales of own label celebration cakes to Marks & Spencer. This growth was also attributable to Avana Bakeries being awarded an exclusive contract for the production of "slab cakes" for Marks & Spencer in the third and fourth quarters of FY 2004, previously supplied to Marks & Spencer on a non-exclusive basis.

Turnover growth was also affected by FY 2003 being a 53-week period.

(ii) ***Customer Partnerships business***

FY 2005 compared to FY 2004.

Turnover from continuing operations generated by the Customer Partnerships business was stable in, FY 2004 and FY 2005. Increases in volume with Marks & Spencer and Pizza Hut and in Sharwoods branded frozen meals were partially offset by reduced volume in own label frozen meals and frozen pastry. The impact of volume increases on turnover was offset by lower net prices primarily with M&S.

FY 2004 compared to FY 2003.

Turnover from continuing operations generated by the Customer Partnerships business increased by £13.2 million or 5.7 per cent., to £243.7 million in FY 2004. The increase in turnover was mainly attributable to the introduction of new products for Marks & Spencer, including a line of traditional Italian ready meals launched in April 2003. This turnover increase was also attributable to turnover growth in the RHM Frozen business resulting from RHM winning a greater share of the Tesco frozen ready meals business in connection with a reduction by Tesco in the number of its suppliers in September 2002. Slight turnover growth was also registered by the Pizza Hut business, due to the growth of Pizza Hut in the U.K., and RHM Ireland, principally due to the effect of the £/€ exchange rate. Turnover growth was also affected by FY 2003 being a 53-week period.

15.2 ***Divisional EBITA***

The following table shows a breakdown of the Group's EBITA before exceptional items and goodwill from continuing operations by division for the periods indicated.

	Year ended					
	3 May 2003		1 May 2004		30 April 2005	
	£ million	Per cent. of turnover from continuing operations	£ million	Per cent. of turnover from continuing operations	£ million	Per cent. of turnover from continuing operations
Bread Bakeries	42.5	5.8%	45.0	6.1%	62.7	8.3%
Culinary Brands	53.1	20.3%	55.4	21.1%	64.4	24.2%
Cakes & Customer Partnerships						
Cakes	14.0	4.8%	15.4	5.7%	18.2	6.9%
Customer Partnerships	15.3	6.6%	19.0	7.8%	23.3	9.6%
Corporate	(7.6)		(13.4)		(13.6)	
Continuing operations	117.3	7.8%	121.4	8.0%	155.0	10.1%

(a) *Bread Bakeries*

FY 2005 compared to FY 2004.

The Bread Bakeries division's EBITA grew £ 17.7 million or 39.3 per cent. to £ 62.7 million in FY 2005 from £ 45.0 million in FY 2004. As a percentage of the division's turnover, EBITA increased to 8.3 per cent. in FY 2005 from 6.1 per cent. in FY 2004.

The division's EBITA benefited from the full-year impact of the price increases it introduced in FY 2004 and growth in branded sales.

The division's EBITA also benefited from the group's initiatives in procurement as well as cost benefits resulting from the continuing supply chain rationalisation. The supply chain rationalisation includes the full-year impact of the closure of the division's bakery in Northern Ireland, the closure of the Newcastle speciality bread line and the closure of a flour mill in Felixstowe in March 2005. In addition, EBITA benefited from reductions in the group's pension service cost.

Other factors include the fact that, while the price of high quality wheat remained relatively high in FY 2005, the division was able to make use of its technical expertise in gristing. RHM's gristing technology enables it to develop blends of wheat using mixes of lower priced and quality wheat to produce flour cost effectively.

The division's EBITA growth was offset in part by the continuing decline in profitability of the U.K. part-baked frozen products business, increased advertising spend to support branded product growth and higher costs resulting from distributing to a increased number of delivery points.

FY 2004 compared to FY 2003.

The Bread Bakeries division's EBITA grew by £2.5 million, or 5.9 per cent., to £45.0 million in FY 2004,. As a percentage of the division's turnover, EBITA grew slightly from 5.8 per cent. in FY 2003 to 6.1 per cent. in FY 2004.

The increase in EBITA from continuing operations was primarily attributable to the effect of supply chain restructuring programs. These included the closure of the Ayr bakery in February 2003 and the Crawley bakery in November 2002 and the consolidation of the division's bakeries in Northern Ireland following the acquisition of the Ormeau Bakery in February 2002. Furthermore, the division's French frozen part-baked product business registered a slight EBITA increase due to exiting production in Besançon, France in January 2003. The increase in EBITA also reflected lower distribution costs resulting from a partial reorganization of the division's bakery distribution centres.

The increase in EBITA was offset in part by the effect of the sharp increase in wheat prices in the second and third quarters of FY 2004. While the division was able to agree price increases with the U.K. supermarket chains in the second half of FY 2004, the effects of these price increases did not significantly impact the division's FY 2004 results due to the time lag between the sharp rise in wheat prices and the impact of the price increases introduced by the division.

(b) *Culinary Brands*

FY 2005 compared to FY 2004.

The Culinary Brands division's EBITA from continuing operations grew by £9.0 million or 16.2 per cent. to £ 64.4 million in FY 2005 compared to £ 55.4 million in FY 2004. As a percentage of turnover of the division, EBITA grew from 21.1 per cent. in FY 2004 to 24.2 per cent. in FY 2005.

The increase in EBITA generated by the Culinary brands division in FY 2005 reflected the growth in branded product sales volume and price increases associated with new product launches combined with a reduction in pension service costs and procurement savings.

This was offset to some extent by an increase in marketing costs and promotional spend. While volume in own label was reduced, the overall mix change resulted in improved margins.

FY 2004 compared to FY 2003.

The Culinary Brands division's EBITA from continuing operations grew by £2.3 million, or 4.3 per cent., to £55.4 million in FY 2004. As a percentage of the division's turnover from continuing operations, EBITA improved from 20.3 per cent. in FY 2003 to 21.1 per cent. in FY 2004.

The increase in EBITA is principally attributable to distribution cost savings resulting from the division's decision to cease providing logistics services to third parties and other initiatives to reduce logistics costs. These initiatives included the establishment of the division's national distribution centre in Salford in August 2002 and closure of a division depot in March 2003. The division also benefited from the closure of its Hartlepool factory in October 2002 and redevelopment of its then under-utilised Droylsden, east Manchester site.

The increase in EBITA in FY 2004 was offset in part by the lower sales volume of own label products, particularly with respect to Asian food products and because FY 2003 had 53 weeks.

(c) *Cakes & Customer Partnerships*

(i) ***Cakes business***

FY 2005 compared to FY 2004.

The Cakes division's EBITA from continuing operations grew by £2.8 million or 18.2 per cent. to £18.2 million in FY 2005 compared to £15.4 million in FY 2004. As a percentage of turnover of the business, EBITA grew from 5.7 per cent. in FY 2004 to 6.9 per cent. in FY 2005.

Although the reduction in volume had a negative impact on EBITA, this was more than offset by the impact of procurement initiatives, price increases, lower headcount as a result of restructuring and lower pension service costs. Lower operating costs were partially offset by an investment in higher advertising expenditure in support of relaunching the Cadbury and Mr. Kipling brand in September 2004 and January 2005 respectively.

FY 2004 compared to FY 2003.

The Cakes business' EBITA from continuing operations grew by £1.4 million, or 10 per cent., to £15.4 million in FY 2004. As a percentage of the division's turnover, EBITA grew from 4.8 per cent. in FY 2003 to 5.7 per cent. in FY 2004.

Manor Bakeries' EBITA increased despite a decline in gross profits. Gross profits declined due to lower sales volumes in FY 2004, offset in part by the higher average prices of its branded cakes due to the reduction of promotional offers and procurement savings on raw materials and packaging. The decline in gross profits was more than offset by lower sales, advertising and administrative costs and the impact of payroll savings from the headcount reduction. Higher EBITA generated by the Manor Bakeries business was partially offset by lower EBITA generated by the Avana Bakeries business.

Avana Bakeries registered a decline in EBITA principally due to higher costs of producing celebration cakes during the reorganisation of its Rogerstone Park facility and increases in prices of certain raw materials in FY 2004.

(ii) ***Customer Partnerships business***

FY 2005 compared to FY 2004.

The Customer partnerships business's EBITA from continuing operations grew by £4.3 million or 22.6 per cent. to £23.3 million in FY 2005 compared to £19.0 million in FY 2004. As a percentage of turnover of the business, EBITA grew from 7.8 per cent. in FY 2004 to 9.6 per cent. in FY 2005.

EBITA improved principally due to improvements in efficiency on increased production volumes of chilled meals combined with the benefits of restructuring and the impact of procurement initiatives on raw material costs. This improvement was partially offset by lower overall net prices in FY 2005.

FY 2004 compared to FY 2003.

The Customer Partnerships business' EBITA from continuing operations grew by £3.7 million, or 24.2 per cent., to £19.0 million in FY 2004. As a percentage of the division's turnover, EBITA grew from 6.6 per cent. in FY 2003 to 7.8 per cent. in FY 2004.

This growth was attributable to EBITA generated by RHM Frozen returning to the levels of EBITA generated in prior years. The frozen food business suffered a significant reduction in profitability in FY 2003 due to additional costs being incurred in connection with a significant increase in the volumes of frozen ready meals supplied to Tesco from September 2002. Furthermore, the RHM Ireland business benefited from the favourable £/€ exchange rate.

The Marks and Spencer ready meals business generated a similar level of EBITA in FY 2004 and FY 2003 despite an increase in turnover. The EBITA generated by this business reflected increased operational cost incurred in connection with starting up the new production of Italian ready meals during FY 2004 combined with temporary operational inefficiencies arising in connection with the closure of the Foxhill manufacturing site and consolidation of manufacturing in the division's Rogerstone Park facility.

16. Liquidity and Capital Resources

16.1 *Cash Flow*

RHM has relied primarily upon internally generated funds, trade credit and debt facilities to finance operations. Since the Acquisition by Doughty Hanson in August 2000 debt finance has been provided by a combination of debt facilities including loan notes, secured loan notes and bank debt. The table below sets forth the principal components of RHM's cash flows for the years indicated:

	Year ended		
	3 May 2003	1 May 2004	30 April 2005
	(£ million)	(£ million)	(£ million)
Cash inflow from operating activities	175.7	176.9	117.0
Capital expenditure	(70.4)	(46.1)	(62.5)
	105.3	130.8	54.5
Sales of fixed assets	4.2	9.5	37.0
Returns on investment and servicing of finance	(77.7)	(69.2)	(64.7)
Taxation	1.4	(1.0)	(5.9)
Acquisitions and disposals	23.7	0.8	61.4
Loan repayment	(126.4)	(45.4)	(203.3)
Capital element of finance lease	(0.5)	(0.5)	(0.8)
Increase in long-term borrowing	—	24.2	74.5
Increase in short term borrowing	—	—	0.8
Sale of own shares	—	0.1	—
(Decrease)/increase in cash in the year	(70.0)	49.3	(46.5)

Cash flow from operations has been similar in FY 2003 and FY 2004 but fell by £59.9 million to £117.0 million in FY 2005 despite a significant increase in EBITA, primarily as a result of increased pension contributions and an increase in the level of working capital.

Ordinary pension contributions increased by £10.0 million from £38.0 million in FY 2004 to £48.0 million in FY 2005 (including cash contributions of £3.5 million associated with Golden West, which was disposed of in April 2005). The level of ordinary contributions is expected to reduce in FY 2006. In addition exceptional pension contributions of £11.6 million were made during the year, relating primarily to the disposal of Golden West.

Working capital increased £44.2 million in FY 2005, taking into account a one-off adjustment that increased working capital by approximately £57.5 million[69]. This non-recurring adjustment is mainly the result of the reduced level of year-end transactions with customers and suppliers. It also reflects the impact of a change in trading terms with a major customer.

16.2 *Capital Resources*

RHM's principal borrowings at the end of FY 2005 comprised a range of secured notes outstanding in the sum of £458 million and senior debt totalling £98 million as well as revolving credit facilities totalling £125 million are available to the Group.

On 1 July 2005, the Company and RHM Group Holding Limited entered into a multicurrency term and revolving facilities agreement (the "Facilities Agreement") arranged and underwritten by Credit Suisse, London Branch and The Royal Bank of Scotland plc (the "Lenders") whereby the Lenders agreed to provide up to £900 million in four facilities:

- Facility A, a term loan facility of up to £250 million;
- Facility B1, a term loan facility of up to £250 million;

69 Unaudited. Source: Management accounts.

- Facility B2, a term loan facility of up to £250 million; and
- Facility C, a multicurrency revolving credit facility of up to £150 million.

(a) Use of Proceeds Available under the Facilities Agreement

Facility A and B2 can be utilised for purposes of, amongst other things, funding (including by way of intra-group loans, subscription for share capital in other members of the Group or otherwise) the refinancing, directly or indirectly, of the Group's existing financial indebtedness, incurred by way of secured loan notes (approximately £458 million) issued in February 2001 by RHM Finance Limited, a wholly owned subsidiary of the Company, together with any accrued interest and fees in connection therewith including a related prepayment charge totaling £80 million. It is intended that this refinancing will take place in late August 2005. For further information, please see paragraph 10 "Indebtedness" above.

Facility B1 can be utilised for the purpose of refinancing of the existing working capital facility available to certain companies within the RHM Group and certain other existing financial indebtedness of the RHM Group, including making a £110 million payment to the Scheme Trustee as described above under paragraph 9 "Pension". The Company intends to draw down this facility on or about closing under the Global Offer.

Facility C can be utilised for general corporate purposes, including to fund payment of dividends, any capital expenditure and acquisitions permitted under the Facilities Agreement and, amongst other things, funding (including by way of intra-group loans, subscription for share capital in other members of the Group or otherwise) the refinancing of the existing working capital facility available to certain companies within the RHM Group as well as for the purposes to which Facility A and B2 may be applied. However, Facility C cannot be utilised for, and the aggregate amount drawn under Facility C for purposes of paying any fees, costs and expenses associated with the refinancing of the secured loan notes cannot exceed, £35 million.

RHM intends to use the net proceeds it receives from the Global Offer and the funds available under the new facility to:

- purchase immediately upon completion of the Global Offer loan notes issued to Doughty Hanson at the time of the acquisition of RHM by Doughty Hanson amounting to £472 million (including interest on the loan notes);
- refinance certain outstanding debt (approximately £556 million in aggregate), which includes existing bank debt (approximately £98 million) and the redemption of all the Class A2 Notes, the Class A3 Notes, the Class B1 Notes and the Class B2 Notes issued pursuant to the securitisation (approximately £458 million). In addition, a prepayment cost of £80 million will be incurred on early redemption of the Class A3 Notes and the Class B1 Notes and closing out of an interest rate swap in relation thereto; and
- make a payment to the trustee of the RHM Pension Scheme of £125 million of which £110 million would be payable immediately and a further £15 million by 30 April 2006, which would reduce RHM's net liability under the RHM Pension Scheme to £178 million (£125 million after taking into account the associated deferred tax credit of £53 million) on a UK GAAP pro forma basis as at 30 April 2005 if both sums had been paid on that date.

As a result of the repayment of its secured loan notes, senior debt and revolving credit facilities with the funds available under the Facilities Agreement, as well as the unsecured loan notes with the proceeds of the Global Offer, RHM's debt net of cash will be reduced from £929 million as at 30 April 2005 to £701 million on a UK GAAP pro forma basis as at such date. Taking into account accrued interest on the unsecured subordinated loan notes from 30 April 2005, RHM's debt net of cash would be £711 million upon Admission assuming a full drawdown of the new facilities (other than Facility C).

(b) Interest, Fees and Maturity

Advances under the various facilities bear the following interest rates and mature as described below:

- Facility A bears interest at LIBOR plus a margin of between 40 and 105 basis points per annum (plus mandatory costs, if any, incurred by the lender to compensate it for compliance with regulatory requirement), payable on the last day of each applicable interest period (as determined

in accordance with the terms of the Facilities Agreement). This Facility will be available for RHM to use on or before 1 September 2005. RHM intends to make full use of Facility A on or before such date. RHM will be required to repay loans in full under Facility A by no later than 31 July 2008.

- Facility B1 bears interest at LIBOR plus a margin of between 50 and 125 basis points per annum (plus mandatory costs, if any, incurred by the lender to compensate it for compliance with regulatory requirement), payable on the last day of each applicable interest period (as determined in accordance with the terms of the Facilities Agreement). This facility will be available for RHM to use on or before 1 September 2005. RHM intends to make full use of facility B1 on or before such date. RHM will be required to repay loans under Facility B1 in four instalments during the period starting from the date of first utilisation of any of the Facilities under the Facilities Agreement to 30 July 2010.
- Facility B2 bears interest at LIBOR plus a margin of between 50 and 125 basis points per annum (plus mandatory costs, if any, incurred by the lender to compensate it for compliance with regulatory requirement), payable on the last day of each applicable interest period (as determined in accordance with the terms of the Facilities Agreement). Facility B2 will be available for RHM to use before 1 September 2005. RHM intends to make full use of Facility B2 on or before such date. RHM will be required to repay loans in full under Facility B2 by no later than 30 July 2010.
- Facility C bears interest at LIBOR (or EURIBOR, for those loans denominated in Euro) plus a margin of between 50 and 125 basis points per annum payable (plus mandatory costs, if any, incurred by the lender to compensate it for compliance with regulatory requirement), payable on the last day of each applicable interest period (as determined in accordance with the terms of the Facilities Agreement). RHM will be required to repay loans under Facility C by no later than 30 July 2010.

The margin fluctuates with and is tied to the RHM Group's ratio of net debt to EBITDA. The lower margin for each of the facilities is applicable if the RHM Group's ratio of net debt to EBITDA is less than 2.0 to 1, while the higher margin is applicable if the ratio of net debt to EBITDA is greater than or equal to 3.5 to 1.

The Lenders intend to syndicate their participation in the Facilities Agreement. If the Lenders (acting in good faith) fail to successfully syndicate their participation in the Facilities to a final participation of not more than £90 million each by no later than the first business day following the six month anniversary of the date of the Facilities Agreement, then they will be entitled to increase the margin of the Facilities by not more than an additional 15 basis points per annum on a weighted average basis.

At the date of this document on a pro forma basis as at 30 April 2005, assuming full draw down of all the Facilities, and use of the proceeds of the Facilities and the Global Offer as described under "Use of Proceeds", the RHM Group would have a ratio of net debt to EBITDA of approximately 3.4 to 1. Accordingly, the various facilities would bear interest rates as follows:

- Facility A at LIBOR plus a margin of 70 basis points per annum plus mandatory cost, if any; and
- Facilities B1, B2 and C at LIBOR (or EURIBOR, for those loans denominated in EURO) plus a margin of 90 basis points per annum plus mandatory cost, if any.

The fees with respect to the various Facilities amount to £10.0 million in respect of the arrangement and underwriting fees, the commitment fee, the ticking fee, the letter of credit fee and agency fees.

(c) Guarantees

The Facilities will be guaranteed or supported by joint and several guarantees which are irrevocable and unconditional of RHM Group Holding Limited and subsidiaries of RHM Group Holding Limited representing at least 85 per cent. of the RHM Group's consolidated total assets and generating the same percentage of RHM's consolidated EBITDA. RHM Group Holding Limited is the wholly-owned direct subsidiary of RHM plc through which RHM plc holds all of the Group's holding and operating subsidiaries.

(d) Certain Covenants

The Facilities Agreement includes covenants that require the Company to procure that certain financial ratios or other financial tests are complied with. The Company, on a consolidated basis, may not

exceed or fall below certain ratios, including a leverage ratio (net debt to EBITDA) of not more than 4 to 1 until and including 31 October 2009 and 3.25 to 1 thereafter, and an interest ratio (EBITDA to net interest expense) of not less than 3 to 1 until and including 31 October 2009 and 4 to 1 thereafter. The RHM Group's compliance with these financial covenants will be tested on a semi-annual basis against the Company's latest financial statements on a rolling 12-month basis, with the first covenant test being in respect of the 12-month period ending 31 October 2005.

Under the Facility there are restrictions on the ability of members of the RHM Group with regard to their ability to, amongst other things, dispose of assets, raise capital, furnish collateral, make investments or acquire shares under certain conditions. A violation of any of these provisions may in certain circumstances constitute an event of default under the Facility. If an event of default were to occur and be continuing (after the expiry of any applicable grace period), the amounts outstanding under the Facility (including accrued interest and all other amounts accrued thereunder) would immediately become due and payable. The Lenders are further entitled to accelerate the loans under the Facility and cancel the commitments thereunder upon the occurrence of certain other events. This may, for instance, include the non-performance or inadequate performance of the reporting requirements the Company is subject to or a material adverse change in the Company's financial condition.

16.3 ***Capital Expenditure and Investments***

Capital expenditure relates primarily to expenditure on property, plant and equipment. This amounted to £70.4 million in FY 2003, and to £46.1 million in FY 2004 and to £62.5 million in FY 2005. In FY 2006 Management expects the Group to have a level of capital expenditure similar to FY 2005.

The Bread Bakeries division established new bakeries in Forest Gate and in Glasgow, which cost £19.0 million in FY 2003 and £0.5m in FY 2004. The replacement of Heat Treatment capacity in the flour mill in Selby cost £1.9 million in FY 2003 and £4.5 million in FY 2004 and enabled the consolidation of production at Selby and the subsequent closure of the Cambridge facility. Investment in modern and more efficient capacity has been made in Southampton at a cost of £4.9 million (£0.9 million in FY 2004 and £4.0 million in FY 2005) which has enabled the consolidation of production from the older more expensive mill at Felixstowe which closed in March 2005. A new stone bake line has been established at Trappes in France to provide additional capacity at a cost of £3.2 million (£ 1.1 million in FY 2003 and the balance in the following year).

In Culinary Brands investment in the Droylesden site to enable the consolidation of production and closure of Hartlepool cost £3.3 million in FY 2003. Suet production was transferred from Hartlepool to the Customer Partnerships facility in Ledbury in the same year at a cost of £1.7 million.

In Cakes the refurbishment of Avana bakery cost £22.5 million of which £13.0 million was spent in FY 2004 and the remainder in FY 2005.

Expansion of the pizza base facility for supply to Pizza Hut has been completed at a total project cost of £6.7 million.

The investment plan in Manor Bakeries has a total capital expenditure cost of approximately £22 million of which £12.8 million has been incurred in FY 2005.

16.4 ***Contractual Obligations and Commercial Commitments***

RHM has placed contracts for future capital expenditure not provided for in the financial statements at 30 April 2005 of £15.7 million.

16.5 ***Interest Rate Risk***

RHM's net borrowings facilities are denominated in pounds sterling and are at floating interest rates based on LIBOR. RHM will actively monitor its interest rate exposure on these borrowings and use a variety of derivative instruments to hedge such exposure, including interest rate swaps, collars and caps. It is RHM's policy to fix interest rates on a minimum of 60 per cent. of its debt during FY 2006 and a minimum of 50 per cent. for FY 2007. (For further information with respect to RHM's Treasury hedging, see page 184.)

17. Summary of certain differences between UK GAAP, IFRS and US GAAP

The financial information of RHM plc included in Part X has been prepared and presented in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). Certain differences exist between UK GAAP and generally accepted accounting principles in the United States of America ("US GAAP") which might be material to the financial information herein.

The financial information of RHM plc for the year ended 30 April 2005 has also been prepared and presented under accounting standards as adopted for use in the EU ("IFRS"). Certain differences exist between IFRS and US GAAP which might be material to the financial information herein.

The matters described below summarise certain differences between UK GAAP, IFRS and US GAAP that may be material. The Company is responsible for preparing the Summary below. The Company has not prepared a reconciliation of its consolidated financial statements and related footnote disclosures between UK GAAP, IFRS and US GAAP and has not quantified such differences. Accordingly, no assurance is provided that the following summary of certain differences between UK GAAP, IFRS and US GAAP is complete.

Had the Company undertaken any such quantification or reconciliation, other accounting and disclosure differences may have come to its attention that are not identified below. Accordingly the Company can provide no assurance that the identified differences in the summary below represent all principal differences relating to RHM plc. The differences highlighted below reflect only those differences in accounting policies in force at the time of the preparation of the UK GAAP and the IFRS audited financial statements. No attempt has been made to identify future differences between UK GAAP, US GAAP and IFRS as the result of prescribed changes in accounting standards, transactions or events that may occur in the future. Regulatory bodies that promulgate UK GAAP, US GAAP and IFRS have significant ongoing projects that could affect future comparisons such as this one between UK GAAP and US GAAP and IFRS and US GAAP. Future developments or changes in either UK GAAP, US GAAP or IFRS may give rise to additional differences between UK GAAP, IFRS and US GAAP, which could have a significant impact on the Company.

In making an investment decision, investors must rely on their own examination of the Company, the terms of the offering and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between UK GAAP, IFRS and US GAAP, and how these differences might affect the financial information herein.

U.K. GAAP	IFRS	U.S. GAAP
Presentation of financial information		
Under UK GAAP certain assets are netted against certain liabilities in the balance sheet. UK GAAP requires that assets are presented in ascending order of liquidity in accordance with the Companies Act 1985. In addition, current assets under UK GAAP include amounts which fall due after more than one year.	Under IFRS, IAS 1 requires entities to present current and non-current liabilities as separate classifications on the face of the balance sheet, except when a liquidity presentation (which does not distinguish between current and non-current liabilities) provides reliable and more relevant information.	US GAAP requires the separate presentation of total assets and total liabilities. Under US GAAP assets are presented in descending order of liquidity. Under US GAAP, assets which are amounts which fall due after more than one year would be reclassified as non current assets.
Separate disclosure of revenue and cost of sales relative to each revenue component is not required under IFRS.	Separate disclosure of revenue and cost of sales relative to each revenue component is not required under IFRS.	Under US GAAP revenue is disclosed in a number of categories including; net sales of products; revenues from services and other revenues. Separate disclosure of cost of sales relative to each revenue component is also required.

Business combinations, goodwill and intangible assets

U.K. GAAP	IFRS	U.S. GAAP
U.K. GAAP requires that, under the purchase method, the costs of investment is allocated to the acquired entity's assets and liabilities and contingent liabilities assumed based on fair values to the acquirer when the acquisition becomes unconditional. Intangible assets acquired, such as brands, may be regarded as indistinguishable from goodwill and accounted for as such. FRS 7 also requires fair value of contingent assets although the requirement to apply this is rare in practice.	IFRS requires that the cost of investment is allocated to the acquired entity's assets and liabilities and contingent liabilities assumed based on fair values to the acquirer at the date of acquisition.	U.S. GAAP requires that the cost of investment is allocated to the acquired entity's identifiable assets and liabilities based on fair values to the acquirer at the date of acquisition.
Under U.K. GAAP, Financial Reporting Standard ("FRS") 10 "Goodwill and Intangible Assets", for periods ending on or after 23 December 1998, the excess of the purchase price paid over the underlying fair value allocated to the assets and liabilities must be capitalised and amortised over the estimated useful life. Under UK GAAP, adjustments to fair values assigned to assets and liabilities acquired on an acquisition of a business are only permitted if they arise before the date on which the directors approve the second post acquisition financial statements of the acquiring company. Under UK GAAP, costs of reorganisation and integrating businesses acquired, whether they relate to the acquired entity or the acquiring group, are dealt with as post-acquisition costs.	IFRS prescribes the allocation of the excess consideration to more categories of intangible assets (such as customer lists etc.) with goodwill being a residual asset. Under IFRS, fair value adjustments should be made in the financial statements for the first full financial year following the acquisition. It does not go beyond the financial year. Under IFRS 3 "Business Combinations", liabilities for terminating or reducing the activities of the acquiree are only recognised as liabilities on acquisition when the acquiree has, at the acquisition date, an existing liability for restructuring. Any liabilities arising as a result of decisions made by the acquirer are dealt with as post-acquisition costs. Under IAS 38, "Intangible assets", goodwill is not amortised but tested for impairment each year. If the impairment test shows a loss in value, goodwill is written down. Goodwill impairment losses cannot be reversed subsequently.	The excess of the purchase price paid over the underlying fair value allocated to the identifiable assets and liabilities must be recorded as goodwill. In some instances, specifically identifiable intangible assets recognised under US GAAP do not meet the recognition criteria of UK GAAP. Identifiable intangible assets would generally be expected to include, brands, trademarks/tradenames, customer lists/relationships. Goodwill is not amortised but reviewed annually for impairment at the reporting unit level or whenever a triggering event occurs. Any impairment is written off to the profit and loss account and cannot be reversed. Under US GAAP, the period allowed for adjusting the fair value of pre-acquisition contingencies is typically limited to a maximum of one year from the date of acquisition.

There is a rebuttable presumption that the estimated useful life does not exceed 20 years. The presumption can only be rebutted if the durability of the acquired business or intangible asset can be demonstrated and the goodwill or intangible asset is capable of continued measurement.	IAS 38 does not contain a rebuttable presumption that the useful economic life of an intangible asset is less than 20 years. This standard recognise that an intangible asset can have an indefinite life and need not be amortised. Annual impairment testing is required for intangible assets with indefinite useful lives or that are not yet available for use. IAS 38 prescribes that software not directly associated with operating systems i.e. separate from the hardware, be classified as an intangible asset.	Identifiable intangible assets with a definite life are amortised over their estimated useful lives. Indefinite lived intangibles are not amortised but reviewed for impairment annually. Any impairment is written off to the profit and loss account and cannot be reversed.
Recoverability of fixed assets		
Under U.K. GAAP, periodic recoverability tests are performed on fixed assets. FRS 11 "Impairment of Fixed Assets and Goodwill" sets out detailed methods for measuring and recognising impairment losses. The impairment review compares the carrying value of fixed assets with their recoverable amounts, being the higher of net realisable value and value in use (based on present value calculations).	Under IAS 36, "Impairment of assets", impairment tests are performed each year on goodwill and intangible assets with indefinite useful lives and assets not yet available for use. On other fixed assets, impairment testing is required only if evidence of loss of value exists.	Under U.S. GAAP, when a triggering event occurs indicating that the value of any long-lived assets held for use might not be recoverable, management perform an impairment test of the long-lived assets using expected future cash flows from the long-lived assets. Any impairment would be reflected in the profit and loss account. Impairments of long-lived assets are recognised on the basis of undiscounted cash flows and measured on the basis of discounted cash flows.
FRS 11 requires a review when there is an impairment trigger—basically the same triggers as under IAS 36 for all assets other than goodwill/indefinite lived intangibles/intangibles not yet in use.		

Deferred taxation

FRS 19 "Deferred Tax" requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. It is also a requirement that deferred tax assets are recognised where it is more likely than not that they will be recovered. The standard prohibits the provision of deferred tax on timing differences arising when a fixed asset is revalued without any commitment to sell the asset and where the remittance of earnings from a subsidiary, associate or joint venture would cause tax to be payable but no commitment has been made to remit the earnings.	IAS 12 uses a balance sheet concept of temporary differences—differences between the carrying amount of an asset or liability and its tax base. Temporary differences include not only timing differences but other differences between the accounting and tax bases of assets and liabilities such as revaluation of assets for which no equivalent adjustment is made for tax purposes.	Under U.S. GAAP, deferred taxation is provided on all temporary differences between the tax and book bases of assets and liabilities at the applicable enacted statutory tax rate at the reporting date, subject to a valuation allowance to reduce deferred tax assets to the amount which "more likely than not" will be realised in the future.

Dividends

Under U.K. GAAP, ordinary dividends proposed are accrued for in respect of the year for which they are recommended by the board of directors.	Under IFRS, proposed dividends are provided for in the period in which they are declared by the board of directors.	Under U.S. GAAP, such dividends are provided for in the period they are declared by the board of directors.

Cash flow statements

Under FRS 1 "Cash Flow Statements" (revised 1996), cash includes deposits and overdrafts repayable on demand while movements on short-term investments are included in management of liquid resources.	Under IAS 7, cash flows are presented under three categories: (i) operating activities; (ii) investing activities and (iii) financing activities.	Under U.S. GAAP cash and cash equivalents are defined as also including highly liquid short-term investments, with original maturities of three months or less, and excludes overdrafts.
Under U.K. GAAP, cash flows are presented in the following categories: (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources, and (viii) financing.	IAS 7 does not require a reconciliation of movements in cash flows to movements in net debt.	Under U.S. GAAP cash flows are presented in only three categories: (i) operating, (ii) investing and (iii) financing activities. Cash flows arising from taxation and servicing of finance would be included as operating activities, cash flows relating to capital expenditure and financial investment and acquisitions and disposals would be included as investing activities, and equity dividend payments would be included as a financing activity.

Decommissioning costs		
There are no significant differences between IAS 37, "Provisions, contingent liabilities and contingent assets" and FRS 12.	IFRIC 1, "Changes in existing decommissioning, restoration and similar liabilities", deals with changes in the measurement of existing decommissioning, restoration and similar liabilities and changes in the discount rate.	Under US GAAP, FAS 143 "Accounting for Asset Retirement Obligations", requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognised when a reasonable estimate of fair value can be made.
Restructuring and onerous lease provisions		
Under U.K. GAAP, restructuring and onerous lease provisions are reflected in the financial statements in accordance with FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", when an entity meets a number of specific criteria including a reliable estimate of the amount of an obligation.	Under IFRS a provision as regards restructuring costs are recognised in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", when an entity meets a number of specific criteria including a reliable estimate of the amount of an obligation and a detailed plan having been put in place and announcement has been made publicly. For onerous leases, a number of specific criteria must be met.	Under U.S. GAAP, restructuring and onerous lease provisions may be reflected at a later stage in the profit and loss account as there are specific conditions that need to be met before a provision can be recognized which are not required under UK GAAP. For example, under U.S. GAAP onerous lease provisions are only reflected in the financial statements when the company ceases to use the property.
Leases		
SSAP 21, "Leases and hire purchase contracts" prescribes classification and accounting guidelines for operating and finance leases. FRS 5, "Accounting for the substance of transactions", introduced a framework for assessing the risks/rewards associated with assets to determine on whose those balance sheet assets should be. This framework can be used to assist in the classification of leases.	Under IAS 17, classification as a finance lease is more principles-based rather than rules-based and do not provide any quantitative tests. IAS 17 also requires that a lease of land and buildings should be split at inception of the lease into a separate lease of land and a lease of buildings and considered for the lease classification separately.	Under U.S. GAAP, a lease is classified as a finance lease when one of the following criteria are met: • Ownership transfers at the end of the lease. • There is a bargain purchase option. • The present value of the lease payments are greater than 90 per cent. of the fair market value of the leased property at inception. • 75 per cent. of the asset's economic life is being committed to by the lease at inception.

Pensions and other employee benefits

Financial Reporting Standard 17 "Retirement Benefits", which sets out the accounting treatment for defined benefit pension schemes, is mandatory for the periods ending on or after 22 June 2003. It replaces SSAP 24.	IAS 19 "Employee Benefits", as recently amended by the IASB, has a similar accounting option to FRS 17, which the Company adopted in 2004. IAS 19 applies to all types of employee benefits (except for shares based payments) which includes short term benefits payable during employment, long term benefits payable and termination benefits.	Under U.S. GAAP pension cost represents the net of income and expenses related to the pension plan assets and the Company's pension obligation. Plan assets are measured at fair value or a calculated value and the pension obligation is determined by an actuarial valuation. Annual actuarial valuation is required.
		Actuarial gains and losses may be recognised immediately or amortised over remaining working lives of participating employees. At a minimum, a net gain/loss in excess of 10% of the greater of the defined benefit obligation or the fair value of the plan assets at the beginning of the year must be recognised.
Under FRS 17, assets are measured at fair value while scheme liabilities are measured using the projected unit method and are discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Full actuarial valuations are required at intervals not exceeding three years and should be updated at each balance sheet date. Any actuarial gains or losses are recognised immediately in the statement of total recognised gains and losses.	With reference to measurement, scheme assets are valued at bid price under IFRS.	A minimum liability must be recognised equal to the amount by which a plan is underfunded (ignoring projected future salary increases).

Gains arising on curtailments not allowed for in the actuarial assumptions should be recognised in the profit and loss account when all parties whose consent is required are irrevocably committed to the transaction. The gain or loss on a curtailment reflects the change in the present value of the scheme liabilities and the fair value of the scheme assets.	Gains arising on curtailments not allowed for in the actuarial assumptions should be recognised when they occur. A curtailment occurs when the employer either is demonstrably committed to the transaction or it is reflected in amended scheme riles. The gain or loss on curtailment reflects the change in the present value of the scheme liabilities and the fair value of the plan assets, together with any related actuarial gains and losses and past service cost that have not previously been recognised in the profit and loss account. Before determining the effect of a curtailment, scheme assets and liabilities should be re-measured using current actuarial assumptions.	Under US GAAP, the gain or loss to be recognised from a plan curtailment is the sum of two elements. The first element is the unrecognised prior service cost associated with years of service no longer expected to be rendered. For purposes of the curtailment calculation, prior service cost includes (a) the cost of retroactive plan amendments and (b) any remaining transition obligation. The second element is the change in the projected benefit obligation, net of any unrecognised gains or losses. Any remaining transition asset is considered an unrecognised gain for this calculation. Special termination benefits must also be considered in measuring curtailment gains or losses. A net curtailment loss is recorded when it is probable that a curtailment will occur and the effect of the curtailment is reasonably estimable, whereas a net curtailment gain is deferred until realised (e.g., when the terminations have occurred).
Holiday pay is not covered by FRS 17 but falls within the general guidance for accounting for provisions for liabilities and charges contained within FRS 12.	Under IAS 19, holiday pay should be accrued and measured using the specific guidance for accounting for short-term compensated absences contained in the standard.	Under US GAAP, FAS 43 "Accounting for Compensated Absences", an employer should accrue for an obligation relating to the employees' rights to receive compensation for future absences attributable to services that were already rendered, when the obligation relates to rights that accumulate, payment of the compensation is probable, and the amount can be reasonably estimated.

Exceptional items

U.K. GAAP requires profits and losses in relation to the disposal of fixed assets to be shown separately on the face of the profit and loss account below operating profit. In addition, exceptional items that are a result of the ongoing activities, but significant because of their size or nature, may be separately highlighted on the face of the profit and loss account.	IAS 1 "Presentation of Financial Statements", does not contain the notion of "exceptional items" but prescribes the separate disclosure on the face of the Income Statement or in the Notes of material items which "are relevant to an understanding of the entity's financial performance".	Under U.S. GAAP, there is no concept of exceptional items and accordingly no such items can be separately disclosed on the face of the profit and loss account. Accordingly, profits and losses in relation to the disposal of fixed assets and other significant items identified as exceptional under U.K. GAAP are included in operating income.
In accordance with U.K. GAAP, the Company has chosen to expense all borrowing costs and does not therefore capitalise any borrowing costs associated with the funding of fixed assets during their construction.	IAS 23 "Borrowing costs" allows either expensing or capitalisation of borrowing costs in relation to qualifying assets. The Company, though, has elected to expense all borrowing costs associated with the funding of fixed assets.	Under U.S. GAAP, the borrowing costs of funds invested in the construction of major qualifying assets must be capitalised up to the date the assets are ready for use and amortised over the average life of the assets. The amount to be capitalised is an allocation of the interest cost incurred during the period required to complete the asset. The interest rate for capitalisation purposes is based on the interest rates of the company's outstanding borrowings. If a specific new borrowing is associated with the asset, the rate on that borrowing may be applied to the appropriate portion of the expenditure for that asset.

Capitalisation of costs of issuing debt

Under U.K. GAAP issue costs incurred directly in connection with the issue of debt are capitalized reducing the initial carrying value of debt. These costs are released to the profit and loss account over the term of the debt at a constant rate on the carrying amount.	Under IFRS, liabilities "at fair value through profit or loss" are initially measured at fair value (transaction costs are not included). Other liabilities are initially measured at fair value less transaction costs.	Under U.S. GAAP issue costs incurred directly in connection with the issue of debt are capitalized as a deferred charge included in long term assets. These costs are released to the profit and loss account over the term of the debt using the effective interest rate method.

Accounting for derivatives and hedging activities[1]

Under U.K. GAAP, amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract. Forward currency contracts and forward purchase agreements are accounted for as hedges, with the instruments' impact on profit deferred until the underlying transaction is recognised in the Profit and Loss Account.

Under IAS 32 and IAS 39 derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. In order to qualify for hedge accounting, formal documentation is required and the entity must be able to measure and track the effectiveness of the hedging instrument at the start and on an ongoing basis. IAS 39 includes rules for fair value hedges, cashflow hedges and net investment hedges.

Under U.S. GAAP all derivative financial instruments are recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction and whether or not the hedge is effective. Gains and losses on derivative instruments reported in other comprehensive income are reclassified into earnings in the periods in which earnings are affected by the hedge item.

Segment Disclosures

Under U.K. GAAP, segment reporting is based on the different classes of business in which an entity operates. Classes of business are determined by, among other factors, the nature of products or services, the nature of the production processes and the markets in which the products or services are sold. The accounting policies used in segment reporting must be consistent with the accounting policies used in the consolidated financial statements.

Under IAS 14, segment reporting is based on a "management approach" to organising the business whereby external segment reporting is aligned with internal reporting used by management. IAS 14 distinguishes between primary and secondary reporting segments. Extensive disclosure is required for primary segments with considerably less information required for secondary segments. IFRS requires disclosure of total assets, total liabilities, capital expenditure, depreciation & amortisation and significant non-cash expenses for each segment.

Under U.S. GAAP, segment reporting is reporting used by the chief operating decision maker. The accounting policies followed in the internal reporting used by management may differ from the accounting policies used in the consolidated financial statements. U.S. GAAP requires certain asset, income statement and other disclosures to be made for each reportable segment as well as a reconciliation to the corresponding amounts in the related consolidated financial statements.

[1] IAS 32 and IAS 39 have not been adopted in the Historical Financial Information included in Part X as they are not required to be adopted until FY 2006.

Discontinued Operations

Under U.K. GAAP, a discontinuing/discontinued operation is an operation whose discontinuance has a material effect on the nature or focus of the business. Discontinuing assets are written down to the higher of the net selling price and value in use based on discounted cash flows. The face of the income statement discloses the components of operating profit relating to the discontinued operations.

IFRS 5 "Non-current assets held for sale and discontinued operations" sets requirements for the classification, measurement and presentation of non-current assets held for sale. IFRS 5 introduces the notion of assets or disposal groups classified as held for sale, which are disclosed separately on the face of the balance sheet. IFRS 5 also gives guidance on profit and loss presentation. Under IFRS, the profit from discontinued operations and the profit from disposals are presented together in one line item below profit for the period from continuing operations.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and develops a single accounting method under which long-lived assets that are to be disposed by sale are measured at the lower of book value or fair value less costs to sell. Costs to sell are the incremental direct costs that result directly from and are essential to a sale transaction and that would not have been incurred by the entity had the decision to sell not been made. Those costs include broker commissions, legal and title transfer fees, and closing costs that must be incurred before legal title can be transferred. Those costs exclude expected future losses associated with the operations of a long-lived asset (disposal group) while it is classified as held for sale. SFAS No. 144 includes in its scope of discontinued operations all components of an entity with operations that (1) can be distinguished from the rest of the entity, and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. Discontinued operations are disclosed as a separate line item on the face of the income statement (net of tax and below net income from continuing operations).

18. Working Capital

The Company is of the opinion that, taking into consideration the net proceeds receivable by the Company from the Global Offer (assuming the minimum net proceeds of the Offer Price Range) and bank and other facilities available to the Group, the working capital available to the Group is sufficient for its present requirements, that is, for at least the 12 months from the date of publication of this document.

19. Current Trading and Prospects

RHM's business is seasonal and historically the Group's turnover in the first quarter of each financial year has been lower than turnover in subsequent quarters. Turnover for the first four weeks of FY 2006, which is seasonally one of the lowest periods in the financial year, was, in line with Management expectations, slightly lower than for the corresponding period in the previous financial year principally due to

lower cakes sales. Management is confident about RHM's prospects for the current financial year and believes that it is well placed to continue to develop its business in line with its strategy (see "Information on RHM—Strategy").

20. Capitalisation and Indebtedness Statement

The following table shows the capitalisation and indebtedness of the Group based on the IFRS Financial Information included as at 30 April 2005.

	Amount in £ million
Total current debt	
Secured	72.3
Unguaranteed/unsecured	0.2
	72.5
Total non-current debt (excluding current portion of long-term debt)	
Secured bank loans, loan notes and lease finance	538.9
Unsecured subordinated loan notes	457.9
	996.8
Shareholders' equity	
Share capital	0.2
Share premium	17.2
Own shares	(0.1)
Pension reserve	(321.1)
Accumulated loss	(13.1)
	(316.9)
Total	752.4

The following table shows the net financial indebtedness of the Group as at 30 April 2005.

	Amount in £ million
Cash	(137.7)
Current bank debt	55.7
Current portion of non current secured loan notes and lease finance	16.8
Current Financial Debt	72.5
Net Current Financial Indebtedness	(65.2)
Non current bank loans	92.9
Secured loan notes	442.7
Lease finance	3.8
Unsecured subordinated loan notes	457.4
Non current Financial Indebtedness	996.8
Gross Debt	1,069.3
Net Financial Indebtedness	931.6

Notes:

(1) The secured debt includes a Senior Credit Agreement which is guaranteed by each of the members of the Group that is party to the agreement. Each charging subsidiary has granted security over substantially all of its assets, including properties, bank accounts, insurances, debts and shares and a floating charge over all of its assets.

(2) Secured loan notes are secured on the assets and cash flow of the subsidiaries RHM Foodbrands Limited and its subsidiaries.

(3) The statement of net financial indebtedness does not include accrued interest payable on the secured and unsecured loan notes of £11.2 million as at 30 April 2005.

(4) There are no material contingent liabilities as at 30 April 2005.

PART VI: DIVIDEND POLICY

The Directors intend to adopt a competitive and progressive dividend policy, which will take into account the capital requirements, and reflect the long term earnings and cash flow potential of the Group, whilst maintaining an appropriate level of dividend cover.

The Directors intend to recommend a dividend payment of not less than £55 million for the year ending 30 April 2006, in the absence of unforeseen circumstances and assuming performance of the Group is in line with Management expectations. Dividends will be paid semi-annually. The first dividend will be paid in February 2006 for the period ended 31 October 2005. This dividend will be one-third of the total dividends that the Board would expect to recommend for the full year ending 30 April 2006. The expected dividend has not been reduced to account for the Global Offer occurring part way through the year ending 30 April 2006. The final dividend will be paid in September 2006.

Thereafter, the Directors intend to recommend, on an ongoing basis, an interim and final dividend in respect of each financial year, in each case in the approximate ratio of one-third to two-thirds respectively, with the intention of increasing cover to over two times within a period of three years. The Company may revisit its dividend policy from time to time.

As a holding company, the ability of the Company to pay dividends will be dependent upon dividends and interest being distributed to it by its subsidiaries. In addition, the payment of unusual dividends (being any proposed dividend which is not covered at least 1.25 times by the Group's profit after tax) would need to be submitted to the Pensions Regulator for clearance. If his consent to the payment of the dividend were not forthcoming, the Company would, if it paid the dividend, face the risk of the Pensions Regulator making an order under Section 38 of the Pensions Act 2004. Accordingly, the payment of dividends will be limited by the after tax earnings of the Group.

PART VII: USE OF PROCEEDS

The gross proceeds to the Company from the issue of New Ordinary Shares being offered in the Global Offer will be £475 million. The net proceeds to the Company from the issue of New Ordinary Shares being offered in the Global Offer are estimated to be £437.5 million after deduction of underwriting commissions and other fees and expenses (including fees and expenses relating to the new bank facility) payable by the Company. The Company will not receive any of the proceeds from the sale of Ordinary Shares by Doughty Hanson, the Executive Directors, a former director and employees of the Group selling Ordinary Shares in the Global Offer, or any proceeds from the sale of additional Ordinary Shares pursuant to the exercise of the Over-allotment Option.

In addition, the Company has entered into a new £750 million facility underwritten by Credit Suisse, London Branch and the Royal Bank of Scotland. Drawdowns under the facility are conditional only upon Admission.

RHM intends to use the net proceeds it receives from the Global Offer and the funds available under the new facility to:

- purchase immediately upon completion of the Global Offer loan notes issued to Doughty Hanson at the time of the acquisition of RHM by Doughty Hanson amounting to £472 million (including interest on the loan notes);
- refinance certain outstanding debt (approximately £556 million in aggregate), which includes existing bank debt (approximately £98 million) and the redemption of all the Class A2 Notes, the Class A3 Notes, the Class B1 Notes and the Class B2 Notes issued pursuant to the securitisation (approximately £458 million). In addition, a prepayment cost of £80 million will be incurred on early redemption of the Class A3 Notes and the Class B1 Notes and closing out of an interest rate swap in relation thereto; and
- make a payment to the trustee of the RHM Pension Scheme of £125 million of which £110 million would be payable immediately and a further £15 million by 30 April 2006. This would reduce RHM's net liability under the RHM Pension Scheme to £178 million (£125 million taking into account the associated deferred tax credit of £53 million) on a UK GAAP pro forma basis as at 30 April 2005 if both sums had been paid on that date.

It is intended that the refinancing of the debt referred to above will take place in late August 2005. Until the refinancing is put in place, a substantial proportion of the Group's assets will remain subject to security granted at the time of and in connection with the securitisation.

PART VIII: PRINCIPAL AND SELLING SHAREHOLDERS

The following table identifies the interest of principal and selling shareholders in RHM plc's Ordinary Shares immediately prior to and immediately following the Global Offer.

	Ordinary Shares Owned Prior to the Global Offer		Ordinary Shares to be Sold in the Global Offer[1]	Ordinary Shares Owned After the Global Offer assuming no Exercise of the Over-Allotment Option[1]		Ordinary Shares to be Sold if the Over-allotment Option is Exercised in Full[1]	Ordinary Shares Owned After the Global Offer if the Over-allotment Option is Exercised in Full[1]	
Shareholder	**Number**	**Per cent.**	**Number**	**Number**	**Per cent.**	**Number**	**Number**	**Per cent.**
DHC-RHM (Bermuda) LP[2]	54,250,700	30.9%	13,325,227	40,925,473	11.3%	21,255,284	32,995,416	9.1%
Doughty Hanson & Co. III Limited Partnership No. 1[3]	17,637,010	10.1%	4,332,058	13,304,952	3.7%	6,910,136	10,726,874	3.0%
Doughty Hanson & Co. III Limited Partnership No. 2[3]	2,033,180	1.2%	499,396	1,533,784	0.4%	796,595	1,236,585	0.3%
Doughty Hanson & Co. III Limited Partnership No. 9[3]	2,316,180	1.3%	568,907	1,747,273	0.5%	907,473	1,408,707	0.4%
Doughty Hanson & Co. III Limited Partnership No. 10[3]	2,820,370	1.6%	692,748	2,127,622	0.6%	1,105,014	1,715,356	0.5%
Doughty Hanson & Co. III Limited Partnership No. 11[3]	4,754,070	2.7%	1,167,710	3,586,360	1.0%	1,862,632	2,891,438	0.8%
Doughty Hanson & Co. III Limited Partnership No. 12[3]	4,719,300	2.7%	1,159,169	3,560,131	1.0%	1,849,009	2,870,291	0.8%
Doughty Hanson & Co. III Limited Partnership No. 13[3]	4,767,590	2.7%	1,171,030	3,596,560	1.0%	1,867,929	2,899,661	0.8%
Doughty Hanson & Co. III Limited Partnership No. 14[3]	4,448,850	2.5%	1,092,740	3,356,110	0.9%	1,743,048	2,705,802	0.8%
Doughty Hanson & Co. III Limited Partnership No. 15[3]	4,443,050	2.5%	1,091,316	3,351,734	0.9%	1,740,775	2,702,275	0.8%
Doughty Hanson & Co. III Limited Partnership No. 16[3]	579,520	0.3%	142,344	437,176	0.1%	227,054	352,466	0.1%
DH Partnerships	102,769,820	58.6%	25,242,645	77,527,175	21.5%	40,264,949	62,504,871	17.3%
RHM Co-Invest (Bermuda) L.P.[2][4]	50,154,090	28.6%	12,319,005	37,835,085	10.5%	19,650,242	30,503,848	8.5%
Brederode International S.á.r.l.[5]	511,780	0.3%	125,705	386,075	0.1%	200,514	311,266	0.1%
Partner Private Equity Limited Partnership[6]	3,070,660	1.7%	754,225	2,316,435	0.6%	1,203,077	1,867,583	0.5%
Officers Nominees Limited[3]	1,274,350	0.7%	313,010	961,340	0.3%	499,287	775,063	0.2%
Co-investors	55,010,880	31.3%	13,511,945	41,498,935	11.5%	21,553,120	33,457,760	9.3%
DH Partnerships and Co-Investors	157,780,700	89.9%	38,754,590	119,026,110	33.0%	61,818,069	95,962,631	26.6%
Jan du Plessis[7][8]	219,300	0.1%	—	219,300	0.1%	—	219,300	0.1%
Ian McMahon[7]	2,500,000	1.4%	500,000	2,000,000	0.6%	500,000	2,000,000	0.6%
Andrew Allner[7]	1,000,000	0.6%	200,000	800,000	0.2%	200,000	800,000	0.2%
Miles Warnick[7]	598,940	0.3%	149,730	449,210	0.1%	149,730	449,210	0.1%
Ginny Knox[7]	500,000	0.3%	125,000	375,000	0.1%	125,000	375,000	0.1%
Tim Kelly[7]	600,000	0.3%	150,000	450,000	0.1%	150,000	450,000	0.1%
Gerry Walsh[7]	500,000	0.3%	125,000	375,000	0.1%	125,000	375,000	0.1%
Susan Fox[7]	500,000	0.3%	125,000	375,000	0.1%	125,000	375,000	0.1%
Directors and Senior Management	6,418,240	3.6%	1,374,730	5,043,510	1.4%	1,374,730	5,043,510	1.4%
Other Employees and Former Employees of the Company[7][10]	9,426,060	5.4%	3,445,290	5,980,770	1.7%	3,445,290	5,980,770	1.7%
Paul Wilkinson (former director)[9]	1,875,000	1.1%	1,875,000	—	—	1,875,000	—	—
New Ordinary Shares Being Issued by the Company	—	—	185,185,185	—	—	185,185,185	—	—
Public Hands	—	—	—	230,634,795	63.9%	—	253,698,274	70.3%
TOTAL	**175,500,000**	**100.0%**	**230,634,795**	**360,685,185**	**100.0%**	**253,698,274**	**360,685,185**	**100.0%**

None of the Shareholders detailed above have voting rights which differ in any way from those of RHM's other shareholders.

Prior to the Global Offer, Doughty Hanson controlled 89.9 per cent. of the outstanding Ordinary Shares of RHM. In connection with the Global Offer, the DH Partnerships and the Co-investors intend to

sell a number of shares that will reduce Doughty Hanson's controlling interest to 33 per cent., assuming no exercise of the Over-allotment Option. If the Over-allotment Option is exercised in full, Doughty Hanson's controlling interest will be further reduced to 26.6 per cent. of the issued Ordinary Shares in the Company.

DHC is the general partner of each of the DH Partnerships and as such acts on behalf of each limited partnership and is authorised, under the relevant limited partnership agreement, among other things, to direct the exercise of the voting rights by the nominee holder.

The DH Partnerships, certain Co-investors and DHC, as the representative of the DH Partnerships and those Co-investors, have each undertaken to the Company, for so long as any of them control, and are entitled to control, the exercise of 30 per cent. or more of the shares carrying rights to vote at general meetings of RHM plc, that they will refrain from exercising their voting rights in respect of the election or re-election to the Board of associates of DHC or the DH Shareholders if such election or re-election would have the result that the majority of the Board would cease to be composed of persons wholly unconnected to the DH Partnerships and those Co-investors.

The DH Partnerships, certain Co-investors and DHC have further undertaken that, for so long as they control the exercise of 30 per cent. or more of the rights to vote at general meetings of RHM, they will exercise the voting rights attaching to their holdings so as to procure, in so far as they are able to do so by the exercise of such voting rights, that:

(a) the Company and its subsidiaries are capable at all times of carrying on their business independently of DHC, the DH Partnerships and those Co-investors;

(b) all transactions, agreements or arrangements entered into between DHC, the DH Partnerships and those Co-investors and/or any of their Associates and the Company (or any subsidiary of the Company) are, and will be made, on an arm's length basis and on normal commercial terms;

(c) no variations are made to the Company's articles of association that would be contrary to the Company's independence from DHC; and

(d) the independence of the Board of the Company is maintained.

DHC, as the representative of the DH Partnerships and certain Co-investors, is entitled to require the appointment of one person as a director of RHM plc (the "DH Director") and of one person as a director of RHM Group Holding Limited, the direct subsidiary of RHM plc, and may require the removal from office of such persons and the appointment of other persons in their place.

For further information please see the description of the Relationship Agreement between Doughty Hanson and RHM plc in paragraph 10.5 of Part XIII of this document.

For a description of the undertakings entered into by the Company, Doughty Hanson, the Executive Directors, Senior Management and certain employees of the Company in relation to sales of Ordinary Shares following the Global Offer, see "Lock up arrangements" under paragraph 6 of Part XII.

Notes:

(1) Assumes the offer price is at the mid-point of the Offer Price Range.

(2) Registered office: Reid House, 31 Church Street, Hamilton, Bermuda.

(3) Registered office: 45 Pall Mall, London, United Kingdom.

(4) RHM Co-Invest (Bermuda) L.P., a limited partnership formed in Bermuda, holds Ordinary Shares in RHM for a number of investors, including Anfield Investment Pte Limited, Mellon Bank MA (as Trustee for the Bell Atlantic Master Trust) and Northwestern Mutual Life Insurance, which own indirectly 9.0 per cent., 4.4 per cent. and 4.5 per cent. of RHM through this limited partnership.

(5) Registered office: 32 Boulevard Joseph H, L-1840 Luxembourg, Grand Duchy of Luxembourg.

(6) Registered office: Baarerstrasse 37, PO Box CH-6304 Zug, Switzerland.

(7) Business address: Chapel House, Liston Road, Marlow, Buckinghamshire SL7 1TJ.

(8) Mr. du Plessis purchased 219,300 Ordinary Shares on 1 July 2005 from the DH Partnerships and the Co-Investors.

(9) Mr. Wilkinson agreed on 30 June 2005 to exercise his options in full upon Admission. Further details of the options granted to Mr. Wilkinson are set out in paragraph 10.7 of Part XIII of this document.

(10) The following table shows the interest of those employees of RHM who have elected to sell Ordinary Shares immediately prior to and immediately following the Global Offer. These employees have undertaken to RHM that, following the Global Offer, they will not sell their remaining Ordinary Shares for a period of 12 months from Admission.

	Ordinary Shares Owned Prior to the Global Offer	Ordinary Shares to be Sold in the Global Offer	Ordinary Shares Owned After the Global Offer whether or not the Over-allotment Option is Exercised in Full
Patrick Bordessoule	96,640	57,980	38,660
John Breeze	228,610	228,610	—
Simon Charles	150,000	37,500	112,500
Jonathan Clarke	150,000	75,000	75,000
Nigel Crossley	200,000	40,000	160,000
Richard Davis	100,000	75,000	25,000
Simon Devereux	76,350	57,260	19,090
Stephen Field	208,290	156,210	52,080
Ian Gordon	100,000	25,000	75,000
Lynda Greenshields	100,000	25,000	75,000
David Hall	235,470	235,470	—
Paul Hayes	150,000	37,500	112,500
Sébastien Hernandez	80,000	4,000	76,000
Dean Holroyd	88,370	66,270	22,100
Mark Hughes	150,000	112,500	37,500
Patrick Irving	499,280	499,280	—
Martin James	106,040	79,530	26,510
Ken Jollans	106,040	79,530	26,510
David Kinnaird	15,000	7,500	7,500
Marc Levy	109,280	54,640	54,640
Sue Malti	80,000	30,000	50,000
Nick Martin	223,530	167,640	55,890
John McIvor	100,000	5,000	95,000
Oonagh McKinley	150,000	45,000	105,000
Steve Mingle	80,000	40,000	40,000
Paul Molyneux	139,900	27,980	111,920
Julian Momen	150,000	60,000	90,000
Robert Morton	86,530	64,890	21,640
Nick Moss	192,030	144,020	48,010
Graeme Munro	200,000	50,000	150,000
Chris Oakley	130,000	97,500	32,500
Tina Oakley	150,000	37,500	112,500
Rick Phillips	222,260	166,690	55,570
Harriet Rhys Williams	101,940	33,640	68,300
Gary Saunders	300,000	60,000	240,000
Alan Stephens	91,900	68,920	22,980
Colin Stephens	110,000	71,500	38,500
Jim Steven	212,100	159,070	53,030
John Summerlin	150,000	22,500	127,500
Kate Taylor	186,220	139,660	46,560
Total Ordinary Shares sold by Employees of the Company	6,005,780	3,445,290	2,560,490
Ordinary Shares of Other Employees and Former Employees who will not sell Shares in the Global Offer	3,420,280	—	3,420,280
Other Employees and Former Employees of the Company	9,426,060	3,445,290	5,980,770

PART IX: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Directors And Senior Management

1.1 *Directors*

Name	Position	Age
Jan du Plessis	Non-Executive Chairman	51
Ian McMahon	Group Chief Executive	52
Andrew Allner	Group Finance Director	51
Richard Hanson	Non-Executive Director	49

Jan du Plessis was appointed Chairman in June 2005. He is also Chairman of British American Tobacco plc, a post he has held since July 2004, having been a Non-Executive Director of that company since the merger between BAT and Rothmans in 1999. From 1988 to 2004 Jan was Group Finance Director of Richemont, the Swiss luxury goods company. During the period from 1990 to 1995 he additionally served as Group Finance Director of Rothmans International plc, when that company was a constituent of the FTSE 100 index. Jan's early career was with the South African Rembrandt group, where he held various positions before his appointment at Richemont.

Ian McMahon was appointed Chief Executive Officer in January 2003. He joined RHM as Chief Operating Officer of the then Customer Solutions Division in September 2002. Prior to joining RHM, Mr. McMahon was with ICI Paints for six years, initially as Chief Executive, European Decorative Paints and then as Regional CEO of ICI Paints in North America. Prior to that he held a number of senior management positions with Grand Metropolitan plc, including three years as Managing Director of Grand Metropolitan Foods UK. Ian's early career was with Tootal plc in a range of overseas general management assignments.

Andrew Allner was appointed Group Finance Director in March 2004. He was formerly Chief Executive Officer of Enodis plc, the world's leading food service equipment business, from 2000 to 2003. Prior to that, Andrew held a number of positions, including Group Finance Director and Chief Financial Officer at Dalgety plc and its successor, PIC International Group plc between 1998 and 2000. Prior to that, Andrew was Group Finance Director at Amersham International plc until 1998 and Director of Financial Planning and Control at Guinness plc until 1996. Andrew was previously a partner at Price Waterhouse. He is a non-executive director of Marshalls plc and has recently resigned as a non-executive director of Moss Bros Group plc.

Richard Hanson was until recently the Non-Executive Chairman, having been appointed to that position in July 2000. He is a member of the Investment Committee of Doughty Hanson & Co and contributes to all investment activities of the firm, which acquired RHM's businesses in 2000. He started his career with the London office of County Bank, the merchant bank subsidiary of National Westminster Bank and joined the Specialist Financing Division of Standard Chartered Bank in 1985. Together with Nigel Doughty he founded Doughty Hanson & Co in 1995, having previously founded CWB Capital Partners in 1990.

1.2 *Senior Management*

Name	Position	Age
Susan Fox	Group HR Director	49
Tim Kelly	Chief Operating Officer, Cakes & Customer Partnerships	47
Ginny Knox	Chief Operating Officer, Culinary Brands	42
Gerry Walsh	Group Procurement and Logistics Director	48
Miles Warnick	Chief Operating Officer, Bread Bakeries	48

Susan Fox was appointed Group HR Director in September 2003. She joined RHM from Cable and Wireless where she initially held the role of Director of Organisation and Management Development before becoming Director of Human Resources, Regional and Corporate. Prior to this, Susan held HR Director roles at Leaseplan (UK) Ltd, Pearl Assurance and Grand Metropolitan plc, at the latter of which she was HR Director for International Distillers and Vintners.

Tim Kelly joined RHM as chief operating officer of the Cakes & Customer Partnerships Division in August 2003 and is also charged with coordinating Group-wide customer relationships. He joined RHM from Constellation Brands where he was Chief Operating Officer, International. Prior to this, Tim had been Marketing Director at Coca-Cola Schweppes Beverages before joining Diageo, initially as Marketing Director of Guinness Ireland and then as President of Diageo's U.S. business.

Ginny Knox was appointed chief operating officer of the Culinary Brands Division in April 2003 and is also charged with coordinating Group-wide marketing. Prior to this she was RHM's Director of Corporate Communications. Ginny joined RHM in 1996 from Coca-Cola as Managing Director of the group's drinks business, now sold.

Gerry Walsh joined RHM as Group Procurement Director in September 2003 and is now RHM's Group Procurement and Logistics Director. Before joining RHM, he was Vice President, Global Procurement International at American Express, having previously acted as Head of Purchasing, Europe. Prior to this, Gerry held a number of senior appointments at Tambrands, Monarch Aluminium and the Ford Motor Company.

Miles Warnick was made Chief Operating Officer of the Bread Bakeries Division in May 2002 and is also charged with coordinating Group-wide enhancement of its operational performance. He was previously Managing Director of Ranks Hovis Ltd., the flour milling and bakery ingredients business, a position he had held since 1996. Miles joined Ranks Hovis Ltd. in 1978 and his first appointment as one of RHM's Managing Directors was in 1990. His current involvement with the business also includes acting as Chairman of the Federation of Bakers.

2. Employees

The table below sets out the average number of people (full-time equivalents) employed by RHM in each of the last three financial years:

	FY 2003	FY 2004	FY 2005
Production	12,582	11,604	11,080
Selling and Distribution	5,791	5,176	4,757
Administration	1,843	1,773	1,578
Total	**20,216**	**18,553**	**17,415**

3. Employees' Share Schemes

RHM has established, conditional upon Admission, the RHM Group Performance Share Plan for the purpose of providing share incentive awards to the Group's most senior executives, including Directors and members of Senior Management. RHM has also established, for all its eligible employees, a savings-related share option scheme and a share incentive plan under which employees are eligible to receive share awards capable of qualifying for tax relief. The principal features of each of the share incentive schemes are set out in paragraph 8 of Part XIII of this document.

4. Corporate Governance

The Combined Code provides that the board of directors of a U.K. public company should include a balance of executive and non-executive directors, with non-executive directors comprising at least one-half of the board (excluding the Chairman). The Combined Code states that the board should determine whether a director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgement.

The Directors support high standards of corporate governance. RHM plc's Board currently comprises the Chairman (who is non-executive), two executive directors and Richard Hanson (RHM plc does not regard Richard Hanson as an independent non-executive director within the meaning of "independent" as defined in the Combined Code). Although RHM does not currently have any "independent" non-executive directors (within the meaning of the Combined Code), it is RHM plc's intention to appoint three additional independent non-executive directors as soon as is practicable following the Global Offer. Following these appointments, RHM will be in full compliance with the requirements of the Combined Code, and will have put in place the procedures required to comply with the internal control aspects of the Combined Code in accordance with the Turnbull Report.

Doughty Hanson has the right to nominate one Director (the "DH Director") for appointment to the Board. Richard Hanson is the DH Director. Please see paragraph 10.5 ("*Relationship Agreement with Doughty Hanson*") in Part XIII of this document for details of the restrictions on the DH Director's voting rights and interests. Apart from the relationship between Richard Hanson and Doughty Hanson, none of the Directors or members of Senior Management have any conflict of interest between the duties they owe to RHM plc and their private interests or duties owed to third parties.

The Directors have adopted terms of reference for and will form an audit committee, a nominations committee and a remuneration committee. The Combined Code requires that all the members of the audit committee and remuneration committee and a majority of the members of the nominations committee should be independent non-executive directors and RHM will fully comply with this requirement following the appointments described above.

The Combined Code also recommends that the Board should appoint one of its independent non-executive directors to be the senior independent director ("SID"). The SID should be available to Shareholders if they have concerns that contact through the normal channels of chairman, chief executive or chief finance officer has failed to resolve or for which such contact is inappropriate. RHM plc's SID will be identified as soon as RHM has appointed the three independent non-executive directors, as described above.

The audit committee will normally meet not less than twice a year. Following the appointment of the three further non-executive directors described above, this committee will be staffed exclusively by independent, non-executive directors. The audit committee has responsibility for, amongst other things, the planning and review of the Group's annual report and accounts and half-yearly reports and the involvement of the Group's auditors in that process. The committee focuses in particular on compliance with legal requirements, accounting standards and the Listing Rules and on ensuring that an effective system of internal financial control is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts and the half-yearly reports remains with the Board.

The terms of reference of the audit committee cover such issues as membership and the frequency of meetings, as mentioned above, together with the role of the secretary and the requirements of notice of and quorum for and the right to attend meetings. The duties of the audit committee covered in the terms of reference are: financial reporting, internal controls and risk management systems, whistleblowing, internal audit, external audit, and reporting responsibilities. The terms of reference also set out the authority of the committee to exercise its duties.

The nominations committee will meet when appropriate. Following the appointment of the three further non-executive directors described above, the majority of members of the nominations committee will be independent, non-executive directors. The nominations committee considers the composition of the Board, retirements and appointments of additional and replacement directors and makes appropriate recommendations to the Board.

The remuneration committee will normally meet not less than twice a year. Following the appointment of the three further non-executive directors described above, this committee will be staffed exclusively by independent, non-executive directors. The remuneration committee has responsibility for making recommendations to the Board on the Group's policy on the remuneration of certain senior executives (including Senior Management), the implementation and operation of share incentive schemes and for the determination, within agreed terms of reference, of specific remuneration packages for each of the executive Directors, including pension rights, contracts of employment and any compensation payments.

The terms of reference of the remuneration committee cover such issues as membership and frequency of meetings, as mentioned above, together with the role of secretary and the requirements of notice of and quorum for and the right to attend meetings. The duties of the remuneration committee covered in the terms of reference relate to the following: determining and monitoring policy on and setting level of remuneration, contracts of employment, early termination, performance-related pay, pension arrangements, authorising claims for expenses from the Chief Executive and Chairman, reporting and disclosure, and remuneration consultants. The terms of reference also set out the reporting responsibilities and the authority of the committee to exercise its duties.

Other than in respect of the requirement to appoint three further non-executive directors and certain related requirements (such as the requirement relating to the establishment of committees) which are dependent upon such appointments, RHM believes that it is in full compliance with the requirements of the Combined Code.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
RHM plc
Chapel House
Liston Road
Marlow
Bucks SL7 1TJ

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

4 July 2005

Dear Sirs

RHM plc

We report on the financial information set out below. This financial information has been prepared for inclusion in the prospectus dated 4 July 2005 on the basis of the accounting policies set out in note 1b.

Responsibility

The Directors of RHM plc are responsible for preparing the financial information on the basis of preparation set out in note 1a of the financial information and in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view for the purposes of the prospectus and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the prospectus dated 4 July 2005 a true and fair view of the state of affairs of RHM plc as at the dates stated and of its results, cash flows and recognised gains and losses for the periods then ended in accordance with UK GAAP and has been prepared in a form that is consistent with the basis of preparation set out in note 1a and in accordance with the accounting policies set out in note 1b.

Declaration

We are responsible for this report. To the best of our knowledge and belief (having taken all reasonable care to ensure that this is the case), the information contained in this report is in accordance with the facts and does not omit anything likely to affect its import.

Yours faithfully

PricewaterhouseCoopers LLP

RHM plc
CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	*Year ended 3 May 2003* Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items (note 5)	Total	*Year ended 1 May 2004* Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items (note 5)	Total	*Year ended 30 April 2005* Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items (note 5)	Total
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover										
Continuing operations	2	1,510.5	—	1,510.5	1,517.0	—	1,517.0	1,527.5	—	1,527.5
Discontinued operations	2	207.2	—	207.2	160.8	—	160.8	114.8	—	114.8
	2	1,717.7	—	1,717.7	1,677.8	—	1,677.8	1,642.3	—	1,642.3
Cost of sales	3	(1,156.4)	(14.9)	(1,171.3)	(1,138.5)	(11.2)	(1,149.7)	(1,079.0)	0.7	(1,078.3)
Gross profit	3	561.3	(14.9)	546.4	539.3	(11.2)	528.1	563.3	0.7	564.0
Distribution costs	3	(326.8)	(11.8)	(338.6)	(297.0)	(4.9)	(301.9)	(287.1)	11.1	(276.0)
Administrative expenses	3	(113.3)	(25.1)	(138.4)	(112.4)	(43.7)	(156.1)	(108.8)	(16.0)	(124.8)
Other operating income	3	5.1	—	5.1	2.4	—	2.4	1.9	—	1.9
Operating profit	4									
Continuing operations	2,3	117.3	(48.9)	68.4	121.4	(56.0)	65.4	155.0	(7.3)	147.7
Discontinuing operations	2,3	9.0	(2.9)	6.1	10.9	(3.8)	7.1	14.3	3.1	17.4
		126.3	(51.8)	74.5	132.3	(59.8)	72.5	169.3	(4.2)	165.1
Share of operating profit in associate				—	0.1		0.1	—		—
Continuing operations										
(Loss)/profit on disposal of fixed assets	5	—	(4.8)	(4.8)	—	4.6	4.6	—	21.7	21.7
Discontinued operations										
Profit/(loss) on sale of subsidiaries	5,8	—	3.0	3.0	—	(11.3)	(11.3)	—	5.2	5.2
(Creation)/reversal of provision for loss on disposal of businesses to be discontinued	5,8	—	(7.9)	(7.9)	—	7.9	7.9	—	—	—
		126.3	(61.5)	64.8	132.4	(58.6)	73.8	169.3	22.7	192.0
Interest receivable and similar income		1.7	—	1.7	1.3	—	1.3	2.1	—	2.1
Interest payable and similar charges	9	(118.9)	—	(118.9)	(110.0)	—	(110.0)	(111.9)	(4.8)	(116.7)
Other financing income/(charge)	24,29	0.1	—	0.1	(15.6)	—	(15.6)	(1.7)	—	(1.7)
Profit/(Loss) on ordinary activities before taxation		9.2	(61.5)	(52.3)	8.1	(58.6)	(50.5)	57.8	17.9	75.7
Tax credit/(charge) on loss on ordinary activities	10	0.7	8.2	8.9	(10.7)	5.1	(5.6)	(10.7)	19.0	8.3
Deferred tax on pension liability	5,10	—	—	—	—	—	—	—	91.7	91.7
Profit/(Loss) on ordinary activities after taxation		9.9	(53.3)	(43.4)	(2.6)	(53.5)	(56.1)	47.1	128.6	175.7
Equity minority interest		(0.1)	—	(0.1)	(0.2)	—	(0.2)	0.1	—	0.1
Retained Profit/(Loss) for the financial year	28	9.8	(53.3)	(43.5)	(2.8)	(53.5)	(56.3)	47.2	128.6	175.8

RHM plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT (continued)

	Note	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
Earnings per share (pence)	6			
Basic Continuing		(21.3)	(28.8)	90.3
Discontinued		(3.9)	(3.6)	11.1
Total		(25.2)	(32.4)	101.4
Diluted Continuing		(21.3)	(28.8)	89.4
Discontinued		(3.9)	(3.6)	11.0
Total		(25.2)	(32.4)	100.4
Earnings per share before non-operating exceptional items (pence)	6			
Basic Continuing		(18.5)	(31.5)	27.4
Discontinued		(1.0)	(1.7)	5.0
Total		(19.5)	(33.2)	32.4
Diluted Continuing		(18.5)	(31.5)	27.1
Discontinued		(1.0)	(1.7)	5.0
Total		(19.5)	(33.2)	32.1
Earnings per share before non-operating exceptional items, amortisation of goodwill and operating exceptional items (pence)	6			
Basic Continuing		5.1	(1.7)	24.0
Discontinued		0.6	0.1	3.2
Total		5.7	(1.6)	27.2
Diluted Continuing		5.1	(1.7)	23.8
Discontinued		0.6	0.1	3.2
Total		5.7	(1.6)	27.0

There is no difference between the loss on ordinary activities before taxation and the loss for the year above and their historical cost equivalents.

The financial information above may not be representative of future results; for example the historical financing capital structure does not reflect the future financing and capital structure. Future interest income and expense, certain operating costs, tax charges and dividends may be significantly different to those that resulted from being controlled by Doughty Hanson & Co Limited.

RHM plc
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Note	Year ended 3 May 2003 £m	Year ended 1 May 2004 £m	Year ended 30 April 2005 £m
(Loss)/profit for the year		(43.5)	(56.3)	175.8
Actuarial (loss)/gain recognised on the pension schemes	**29**	(299.4)	1.6	133.4
Currency translation gain/(loss) on net foreign currency investments		2.7	(1.1)	—
Total recognised (losses)/gains for the year		(340.2)	(55.8)	309.2

RHM plc
CONSOLIDATED CASH FLOW STATEMENT

	Note	Year ended 3 May 2003 £m	Year ended 3 May 2003 £m	Year ended 1 May 2004 £m	Year ended 1 May 2004 £m	Year ended 30 April 2005 £m	Year ended 30 April 2005 £m
Cash inflow from operating activities	**11**		175.7		176.9		117.0
Returns on investment and servicing of finance							
Interest received		1.7		1.1		2.2	
Interest paid		(79.3)		(69.8)		(66.5)	
Interest element of finance leases		(0.1)		(0.1)		(0.2)	
Dividend paid to minority interest		—		(0.4)		(0.2)	
			(77.7)		(69.2)		(64.7)
Taxation							
Tax paid		(4.1)		(3.8)		(8.1)	
Tax received		5.5		2.8		2.2	
			1.4		(1.0)		(5.9)
Capital expenditure and financial investment							
Purchase of tangible fixed assets		(70.4)		(46.1)		(61.0)	
Purchase of intangible fixed asset		—		—		(1.5)	
Sale of tangible fixed assets		4.2		9.5		37.0	
			(66.2)		(36.6)		(25.5)
Acquisitions and disposals							
Purchase of goodwill		(0.5)		—		—	
Sale of subsidiary undertakings		24.2		9.9		78.7	
Pension contribution on sale of subsidiary		—		—		(10.6)	
Net cash balances disposed with subsidiary undertakings		—		(9.1)		(6.7)	
Net cash inflow before financing			23.7		0.8		61.4
			56.9		70.9		82.3
Financing							
Debt due within one year							
Repayment of secured loan		(62.2)		(45.4)		(29.5)	
Increase in short-term borrowings		—		—		0.8	
Capital element of finance leases		(0.5)		(0.5)		(0.8)	
Debt due after more than one year							
Repayment of secured loan		(64.2)		—		(173.8)	
Increase in long term borrowings		—		24.2		74.5	
Sale of investment in own shares		—		0.1		—	
			(126.9)		(21.6)		(128.8)
(Decrease)/Increase in cash in the year			(70.0)		49.3		(46.5)

RHM plc
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Note	Year ended 3 May 2003 £m	Year ended 1 May 2004 £m	Year ended 30 April 2005 £m
(Decrease)/increase in cash in the year		(70.0)	49.3	(46.5)
Cash flow from change in debt and lease finance		126.9	21.7	128.8
Change in net debt resulting from cash flows	12	56.9	71.0	82.3
Other non-cash changes				
New finance leases	12	(0.5)	(2.0)	—
Finance leases disposed with subsidiary companies	12	—	—	0.1
Capitalised compound interest and amortisation of debt issuance costs	12	(41.4)	(40.4)	(52.8)
Movement in net debt in the year		15.0	28.6	29.6
Opening net debt	12	(999.5)	(984.5)	(955.9)
Closing net debt	12	(984.5)	(955.9)	(926.3)

The financial information above may not be representative of the future cash flows; for example the historical capital structure does not reflect the future capital structure.

RHM plc
CONSOLIDATED BALANCE SHEET

	Note	At 3 May 2003	At 1 May 2004	At 30 April 2005
		£m	£m	£m
Fixed assets				
Intangible fixed assets	**13**	521.4	490.2	465.8
Tangible fixed assets	**14**	524.4	491.6	426.7
Investments	**15**	0.4	0.5	0.4
		1,046.2	982.3	892.9
Current assets				
Investment	**16**	—	—	5.6
Stocks	**17**	95.1	91.0	69.6
Debtors	**18**	224.3	197.9	206.3
Cash	**19**	85.0	134.3	87.8
		404.4	423.2	369.3
Creditors: amounts falling due within one year	**20**	(413.1)	(409.7)	(303.9)
Net current (liabilities)/assets		(8.7)	13.5	65.4
Total assets less current liabilities		1,037.5	995.8	958.3
Creditors: amounts falling due after more than one year	**21**	(1,040.9)	(1,039.8)	(1,000.2)
Provisions for liabilities and charges				
Deferred taxation	**23**	(28.6)	(28.9)	(19.4)
Other provisions	**24**	(17.5)	(22.5)	(34.8)
Net liabilities excluding pension liability		(49.5)	(95.4)	(96.1)
Pension liability	**29**	(515.3)	(525.4)	(215.8)
Net liabilities including pension liability		(564.8)	(620.8)	(311.9)
Capital and reserves				
Called up share capital	**27,28**	0.2	0.2	0.2
Share premium account	**28**	17.2	17.2	17.2
Own shares	**28**	(0.1)	—	(0.1)
Profit and loss account	**28**	(67.4)	(113.2)	(113.5)
Pension reserve	**28**	(515.3)	(525.4)	(215.8)
Equity shareholders' deficit		(565.4)	(621.2)	(312.0)
Equity minority interest		0.6	0.4	0.1
		(564.8)	(620.8)	(311.9)

The financial information above may not be representative of the future balance sheets as the historical capital structure does not reflect the future capital structure

RHM plc
RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
(Loss)/profit for the year	(43.5)	(56.3)	175.8
Other recognised (losses)/gains	(296.7)	0.5	133.4
Net (decrease)/increase in shareholders' deficit	(340.2)	(55.8)	309.2
Opening shareholders' deficit	(225.2)	(565.4)	(621.2)
Closing shareholders' deficit	(565.4)	(621.2)	(312.0)

NOTES TO THE FINANCIAL STATEMENTS

1a Basis of preparation

RHM plc (formerly RHM Group One Limited) re-registered as a public company with effect from 1 July 2005 and its subsidiaries (together the "Group") operate in the food manufacturing and distribution industry.

RHM plc (the "Company") is a company incorporated in the United Kingdom under the Companies Act 1985. The Group was acquired by Doughty Hanson from Tomkins Plc on 31 August 2000.

The financial information is derived from the audited non-statutory consolidated financial statements of RHM Group One Limited for the three years ended 30 April 2005 to which no adjustment was considered necessary.

The principal operating companies are disclosed within note 35.

In 2005 the financial information is for the fifty-two weeks ended 30 April 2005. In 2004, the financial information is for the fifty-two weeks ended 1 May 2004, and in 2003 for the fifty-three weeks ended 3 May 2003.

1b Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, the accounting policies set out below, and in accordance with applicable accounting standards. The directors consider that the accounting policies set out below are the most appropriate and have been consistently applied.

Basis of consolidation

The consolidated accounts incorporate the accounts of the company and all group undertakings, together with the group's share of the net assets and results of associated undertakings. These are adjusted, where appropriate, to conform to group accounting policies. Acquisitions are accounted for under the acquisition method. The results of companies acquired or disposed of are included in the profit and loss account after, or up to the date that control passes respectively.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Associated undertakings

Associated undertakings are those in which the group has a participating interest and over which it exerts significant influence. The group's share of the results of associated undertakings is included in the consolidated Profit and Loss Account and its interest in their net assets is included in investments in the consolidated balance sheet under the equity method of accounting.

Segmental reporting

A business segment is a distinguishable component of the Group engaged in providing products and services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. Segment reporting reflects the internal management structure and the way the businesses are managed.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Turnover

Turnover is the value of sales, excluding transactions with or between wholly-owned subsidiaries, after deduction of overrider and other sales related discounts, value added tax and other taxes directly attributable to turnover. Sales are recognised upon despatch of goods shipped or upon receipt of confirmation that services provided have been accepted by the customer, where collectability is reasonably assured. Shipping and handling costs are included in selling and distribution costs.

Overrider and other sales related discount reserves are calculated based on the expected amounts necessary to meet claims by the Group's customers in respect of these discount and rebates on an accrual basis.

Goodwill

Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is capitalised. Amortisation is charged so as to write off the cost of assets over periods not exceeding 20 years, in line with the directors' view of their useful economic lives.

Brands

The directors have assigned values to the acquired brands based on external valuations performed at the date of purchase where title is clear, brand earnings are separately identifiable, the brand could be sold separately from the rest of the business and where the brand achieves earnings in excess of those achieved by unbranded products. The acquired value of brands is not amortised as the directors consider that these brands have an indefinite life, and is not written down unless there is permanent impairment in value below cost. Annual results reflect significant direct and indirect expenditure incurred in maintaining the value of brands. Licensed brands are not capitalised.

The carrying value of acquired brands is reviewed annually by the directors to determine whether there has been any permanent impairment in their values, any such reductions being charged to the Profit and Loss Account. The impairment review involves a comparison of the book amount with the higher of the net realisable value and the value in use. The value in use is measured with reference to cash flows based on future revenue and margin projections discounted at an appropriate rate based on relevant brand strengths.

Fixed assets and depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation. Depreciation is calculated so as to write off the cost or valuation of an asset, less its estimated residual value on a straight line basis, over the useful economic life of that asset as follows:

Computer software and equipment	Three to seven years
Motor vehicles	Two to six years
Plant and machinery	Two to twenty years
Fixtures and fittings	Two to fifteen years
Short leasehold land and buildings	Length of lease
Freehold buildings and long leasehold land and buildings	Ten to fifty years

Freehold land is not depreciated. Interest on borrowings for fixed assets is not capitalised and is taken to the Profit and Loss Account.

Assets in the course of construction are depreciated when they have been commissioned and brought into operational use.

Asset Impairment

Intangible and tangible assets are subject to review for impairment in accordance with FRS 11 'Impairment of Fixed Assets and Goodwill'. Impairment reviews are conducted when an event that might affect asset values has occurred. An impairment loss is recognised in the profit and loss account to the extent that the carrying value cannot be recovered either by selling the asset or by the discounted future earnings from operating the assets.

Research and development

Expenditure on research and development is written off to the Profit and Loss Account in the year in which it is incurred.

Government grants

Government grants relating to tangible fixed assets are treated as deferred income and credited to the Profit and Loss Account in equal instalments over the anticipated lives of the assets to which the grants relate.

Stocks and work in progress

Stocks are stated at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items. Cost includes an appropriate proportion of production overheads.

Work in progress is stated on the basis of direct costs plus attributable overheads based on normal levels of activity. Provision is made for any foreseeable losses where appropriate. No element of profit is included in the valuation of work in progress.

Current Asset Investment

Current asset investments classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Current asset investments are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition and expected to be sold within one year.

Taxation

The tax charge or credit is based upon the result for the period and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes.

Deferred tax

Provision is made for deferred taxation using the full provision approach and is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is not recognised.

Deferred tax is not recognised on unremitted earnings of overseas subsidiaries, associates or joint ventures unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date.

Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is deemed more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Pension and post retirement benefits

In the United Kingdom and Eire, the group operates defined benefit schemes funded by both employer and employee contributions. The cost of providing future benefits is assessed annually by an independent, qualified actuary.

Liabilities are calculated on an actuarial basis using the project unit method.

Full actuarial valuations are performed every three years. The most recent actuarial valuations are reviewed at each balance sheet date and the fair value of the schemes' assets and the financial assumptions of the valuations updated to reflect the current conditions.

The regular service cost of providing retirement benefits to employees during the year, together with the cost of any benefits relating to past service is charged to operating profit in the year.

A credit representing the expected return on the assets of the retirement benefit schemes during the year, based on the market value of the assets of the schemes at the start of the financial year, is included in the profit and loss account under 'Other financing (charges)/income'. A charge representing the expected increase in the liabilities of the retirement benefit schemes during the year, arising from the liabilities of the schemes being one year closer to payment, is also included in the profit and loss account under 'Other financing (charges)/income'.

The difference between the market value of assets and the present value of accrued pension liabilities is shown as a liability in the balance sheet.

Differences between actual and expected returns on assets during the year are recognised in the statement of total recognised gains and losses in the year, together with differences arising from changes in assumptions.

Group companies outside the United Kingdom and Eire operate defined benefit plans where full provision is made for liabilities as calculated in accordance with the actuarial advice and FRS 17.

Restructuring provisions

Provisions for restructuring cost are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.

Finance lease agreements

Where the company enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated in accordance with the above depreciation policies. Future instalments payable under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the Profit and Loss Account on a straight line basis, and the capital element which reduces the outstanding obligation for future instalments.

Operating lease agreements

Rentals applicable to operating leases are charged against profits on a straight line basis over the period of the lease. Lease incentives are recognised over the period to the first lease break date.

Operating lease income is accounted for on a straight line basis with any rental increases recognised during the period to which they relate.

Treasury policies and management

The financing and liquidity of the group is managed through a central treasury function, which provides a service to subsidiaries. The group's treasury policies are designed to ensure that adequate financial resources are available for the development of the group's businesses, whilst managing currency, key commodity and interest rate risks.

Cash

Cash includes cash in hand, deposits held at call with banks and bank overdrafts which are included within the group offset arrangement.

Derivatives and financial instruments

The group uses derivative financial instruments to manage its exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates. Derivative instruments used by the group include interest rate swaps, forward currency contracts, forward purchase agreements, futures contracts and currency options. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract. Forward currency contracts, forward purchase agreements, futures contracts and currency options are accounted for as hedges, with the instruments' impact on profit deferred until the underlying transaction is recognised in the Profit and Loss Account.

When a financial instrument ceases to be a hedge, either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the instrument will thereafter be marked to its fair value and any loss accounted for in the financial statements.

Financial risk management

Treasury systems and controls have been implemented to ensure compliance with the group's financing arrangements. Liquidity risk is managed by a combination of medium and short term cash forecasting processes. These processes are designed to ensure that the group is able to operate within the credit facilities available.

Issue costs

Issue costs incurred directly in connection with the issue of debt are capitalised in the balance sheet, reducing the initial carrying value of debt. These costs are released to the Profit and Loss Account over the term of the debt at a constant rate on the carrying amount.

Foreign currencies

Except where rates of exchange are fixed under contractual arrangements, transactions in foreign currency are translated into sterling at the rates of exchange ruling at the date of the transaction and assets and liabilities are translated at the rates of exchange ruling at the year end. These exchange differences are taken to the Profit and Loss Account.

The results of overseas subsidiary undertakings are translated at the average rate for the period. The assets and liabilities of such undertakings are translated at the period end exchange rates. Any resulting differences are taken to reserves and reported in the Statement of Total Recognised Gains and Losses.

Principal rate of exchange

EUR/£	2003	2004	2005
Year-end	1.74120	1.47929	1.47940
Average	1.56577	1.44261	1.46376

Investment in own shares

Investment in own shares, held through the RHM Group Employee's Benefit Trust, are deducted from shareholders' funds in accordance with UITF abstracts 17 (as amended) and 38.

2. Segmental Analysis

Bread Bakeries

RHM's Bread Bakeries division is the largest baker and largest flour miller in the U.K., based on volumes, with a comprehensive brand and product portfolio. It is a vertically integrated manufacturer and distributor of wrapped bread and morning goods marketed under the "Hovis", "Granary", "Mother's Pride" and "Nimble" leading brand names. The division also manufactures and distributes bulk and bagged flour and frozen part-baked products for subsequent bake-off by retailers. Bread Bakeries' U.K. nationwide network of flour mills provides a cost-effective and secure source of the main ingredient in bread and other bakery products.

Culinary Brands

RHM's Culinary Brands division manufactures, markets and distributes a range of leading branded grocery products in the U.K. The division's product portfolio consists of well-known U.K. brands with a strong British heritage, including "Bisto" gravy, "Sharwood's" Asian sauces and accompaniments, "Robertson's" and "Frank Cooper" preserves and "Golden Shred" marmalade, "Atora" suet, the "McDougall's" range of home baking products, "Paxo" stuffing mixes and "Saxa" salt.

Cake Brands

RHM's Cake Brands division is the leading manufacturer of cakes in the U.K., primarily marketed under the "Mr. Kipling", "Cadbury's" and "Lyons" brands.

Customer Partnerships

RHM's Customer Partnerships division is responsible for RHM's strategic relationships with Marks & Spencer and Pizza Hut and for managing certain of RHM's specialist distribution channels, including supplying supermarket chains with frozen pies, ready meals and desserts and distributing the full range of RHM's branded products into the Irish market.

Corporate

Corporate relates to costs incurred or credits received which are not specifically associated with the defined business segments.

Discontinued Operations

Discontinued Operations relates to the operations of Golden West Foods Limited (note 8), Hayden's Bakeries Limited, Pasta Foods Limited, Three Cooks Limited, The Enjoy Organic Company Limited and Foxhills Foods, a division of RF Brookes Limited.

For management purposes the group is organised into three operating divisions — Bread Bakeries Division, Culinary Brands Division and the Cake and Customer Partnerships division. The Cake and Customer Partnerships Division consists of two segments: Cake Brands and Customer Partnerships. These four segments are the basis on which the group reports its primary segment information.

Analysis by activity

3 May 2003	Bread Bakeries	Culinary Brands	*Cake Brands*	*Customer Partnerships*	Cake and Customer Partnerships	Corporate	Total continuing operations	Discontinued Operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover									
Total sales	762.1	268.4	*296.8*	*242.2*	*539.0*	0.4	1,569.9	210.9	1,780.8
Inter-segment sales	(32.4)	(7.3)	*(7.7)*	*(11.7)*	*(19.4)*	(0.3)	(59.4)	(3.7)	(63.1)
Sales to third parties	729.7	261.1	*289.1*	*230.5*	*519.6*	0.1	1,510.5	207.2	1,717.7
Operating profit/(loss)before exceptional items and goodwill amortisation	42.5	53.1	*14.0*	*15.3*	*29.3*	(7.6)	117.3	9.0	126.3
Exceptional items	(19.3)	(4.2)	*(3.0)*	*(1.3)*	*(4.3)*	(11.7)	(39.5)	(1.6)	(41.1)
Goodwill amortisation	(1.9)	(2.3)	*(3.7)*	*(1.5)*	*(5.2)*	—	(9.4)	(1.3)	(10.7)
Operating profit/(loss)	21.3	46.6	*7.3*	*12.5*	*19.8*	(19.3)	68.4	6.1	74.5
Share of operating profit in associate									—
Loss on disposal of fixed assets									(4.8)
Profit on sale of subsidiary undertakings									3.0
Creation of provision for loss on disposal of businesses to be discontinued									(7.9)
Profit before interest and tax									64.8
Net interest									(117.1)
Loss before tax									(52.3)
Operating net assets/(liabilities) before pension liability	323.4	283.0	*163.7*	*115.3*	*279.0*	38.2	923.6	56.0	979.6
Pension liability	(312.4)	(63.5)	*(91.9)*	*(22.7)*	*(114.6)*	(12.4)	(502.9)	(12.4)	(515.3)
Operating net assets/(liabilities) after pension liability	11.0	219.5	*71.8*	*92.6*	*164.4*	25.8	420.7	43.6	464.3
Investments									0.4
Cash									85.0
Other debtors and creditors									(18.5)
Deferred tax									(28.6)
Bank and other loans									(1,067.4)
Net liabilities									(564.8)

The income statement above is for 53 weeks ending 3 May 2003.

1 May 2004	Bread Bakeries	Culinary Brands	*Cake Brands*	*Customer Partnerships*	*Cake and Customer Partnerships*	Corporate	Total continuing operations	Discontinued Operations	Total
	£m	£m	*£m*	*£m*	*£m*	£m	£m	£m	£m
Turnover									
Total sales	774.2	270.5	*278.2*	*254.5*	*532.7*	0.4	1,577.8	161.7	1,739.5
Inter-segment sales	(34.4)	(8.4)	*(6.9)*	*(10.8)*	*(17.7)*	(0.3)	(60.8)	(0.9)	(61.7)
Sales to third parties	739.8	262.1	*271.3*	*243.7*	*515.0*	0.1	1,517.0	160.8	1,677.8
Operating profit/(loss)before exceptional items and goodwill amortisation	45.0	55.4	*15.4*	*19.0*	*34.4*	(13.4)	121.4	10.9	132.3
Exceptional items	(23.7)	(0.6)	*(1.9)*	*(1.8)*	*(3.7)*	(18.6)	(46.6)	(2.8)	(49.4)
Goodwill amortisation	(1.9)	(2.2)	*(3.7)*	*(1.6)*	*(5.3)*	—	(9.4)	(1.0)	(10.4)
Operating profit/(loss)	19.4	52.6	*9.8*	*15.6*	*25.4*	(32.0)	65.4	7.1	72.5
Share of operating profit in associate									0.1
Profit on disposal of fixed assets									4.6
Loss on sale of subsidiary undertakings									(11.3)
Reversal of provision for loss on disposal of businesses to be discontinued									7.9
Profit before interest and tax									73.8
Net interest									(124.3)
Loss before tax									(50.5)
Operating net assets/(liabilities) before pension liability	299.5	259.1	*160.8*	*103.9*	*264.7*	38.0	861.3	47.7	909.0
Pension liability	(318.5)	(64.8)	*(93.7)*	*(23.2)*	*(116.9)*	(12.6)	(512.8)	(12.6)	(525.4)
Operating net assets/(liabilities) after pension liability	(19.0)	194.3	*67.1*	*80.7*	*147.8*	25.4	348.5	35.1	383.6
Investments									0.5
Cash									134.3
Other debtors and creditors									(23.7)
Deferred tax									(28.9)
Bank and other loans									(1,086.6)
Net liabilities									(620.8)

The income statement above is for 52 weeks ending 1 May 2004.

30 April 2005	Bread Bakeries	Culinary Brands	*Cake Brands*	*Customer Partnerships*	Cake and Customer Partnerships	Corporate	Total continuing operations	Discontinued Operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover									
Total sales	788.3	274.8	*270.2*	*252.9*	523.1	0.1	1,586.3	115.7	1,702.0
Inter-segment sales	(33.4)	(8.7)	*(6.2)*	*(10.4)*	(16.6)	(0.1)	(58.8)	(0.9)	(59.7)
Sales to third parties	754.9	266.1	*264.0*	*242.5*	506.5	—	1,527.5	114.8	1,642.3
Operating profit/(loss) before exceptional items and goodwill amortisation	62.7	64.4	*18.2*	*23.3*	41.5	(13.6)	155.0	14.3	169.3
Exceptional items	18.2	1.0	*(14.2)*	*4.0*	(10.2)	(7.0)	2.0	4.1	6.1
Goodwill amortisation	(1.8)	(2.2)	*(3.7)*	*(1.6)*	(5.3)	—	(9.3)	(1.0)	(10.3)
Operating profit/(loss)	79.1	63.2	*0.3*	*25.7*	26.0	(20.6)	147.7	17.4	165.1
Share of operating profit in associate									—
Profit on disposal of fixed assets									21.7
Profit on sale of subsidiary undertakings									5.2
Reversal/(creation)of provision for loss on disposal of businesses to be discontinued									—
Profit/(loss) before interest and tax									192.0
Net interest									(116.3)
Profit before tax									75.7
Operating net assets/(liabilities) before pension liability	345.9	274.7	*160.6*	*101.4*	262.0	(19.2)	863.4	(0.3)	863.1
Pension liability	(132.2)	(26.7)	*(38.7)*	*(13.0)*	(51.7)	(5.2)	(215.8)	—	(215.8)
Operating net assets/(liabilities) after pension liability	213.7	248.0	*121.9*	*88.4*	210.3	(24.4)	647.6	(0.3)	647.3
Investments									0.4
Cash									87.8
Other debtors and creditors									(16.6)
Deferred tax									(19.4)
Bank and other loans									(1,011.4)
Net assets									(311.9)

The income statement above is for 52 weeks ending 30 April 2005.

Analysis by geographical area

3 May 2003	Continuing operations			Discontinued operations			Total
	United Kingdom	Rest of Europe	Total	United Kingdom	Rest of Europe	Total	
	£m	£m	£m	£m	£m	£m	£m
Turnover by origin							
Total sales	1,416.2	122.4	1,538.6	200.2	11.2	211.4	1,750.0
Inter-segment sales	(26.6)	(1.5)	(28.1)	(3.8)	(0.4)	(4.2)	(32.3)
Sales to third parties	1,389.6	120.9	1,510.5	196.4	10.8	207.2	1,717.7
Turnover by destination							
Sales to third parties	1,382.1	128.4	1,510.5	177.6	29.6	207.2	1,717.7
Operating profit before exceptional items and goodwill amortisation	112.6	4.7	117.3	8.0	1.0	9.0	126.3
Exceptional items	(39.2)	(0.3)	(39.5)	(1.6)	—	(1.6)	(41.1)
Goodwill amortisation	(7.8)	(1.6)	(9.4)	(1.3)	—	(1.3)	(10.7)
Operating profit	65.6	2.8	68.4	5.1	1.0	6.1	74.5
Share of operating profit in associate							—
Loss on disposal of fixed assets							(4.8)
Profit on sale of subsidiary undertakings							3.0
Creation of provision for loss on disposal of businesses to be discontinued							(7.9)
Profit before interest and tax							64.8
Net interest							(117.1)
Loss before tax							(52.3)
Operating net assets after pension liability	382.4	38.3	420.7	36.4	7.2	43.6	464.3

1 May 2004	Continuing operations			Discontinued operations			Total
	United Kingdom	Rest of Europe	Total	United Kingdom	Rest of Europe	Total	
	£m	£m	£m	£m	£m	£m	£m
Turnover by origin							
Total sales	1,416.0	128.5	1,544.5	151.1	11.1	162.2	1,706.7
Inter-segment sales	(25.7)	(1.8)	(27.5)	(1.0)	(0.4)	(1.4)	(28.9)
Sales to third parties	1,390.3	126.7	1,517.0	150.1	10.7	160.8	1,677.8
Turnover by destination							
Sales to third parties	1,384.9	132.1	1,517.0	134.7	26.1	160.8	1,677.8
Operating profit before exceptional items and goodwill amortisation	114.2	7.2	121.4	9.8	1.1	10.9	132.3
Exceptional items	(46.3)	(0.3)	(46.6)	(2.8)	—	(2.8)	(49.4)
Goodwill amortisation	(7.8)	(1.6)	(9.4)	(1.0)	—	(1.0)	(10.4)
Operating profit	60.1	5.3	65.4	6.0	1.1	7.1	72.5
Share of operating profit in associate							0.1
Profit on disposal of fixed assets							4.6
Loss on sale of subsidiary undertakings							(11.3)
Reversal of provision for loss on disposal of businesses to be discontinued							7.9
Profit before interest and tax							73.8
Net interest							(124.3)
Loss before tax							(50.5)
Operating net assets after pension liability	311.4	37.1	348.5	29.1	6.0	35.1	383.6

30 April 2005	Continuing operations			Discontinued operations			Total
	United Kingdom	Rest of Europe	Total	United Kingdom	Rest of Europe	Total	
	£m	£m	£m	£m	£m	£m	£m
Turnover by origin							
Total sales	1,421.6	131.2	1,552.8	106.1	9.8	115.9	1,668.7
Inter-segment sales	(24.1)	(1.2)	(25.3)	(0.9)	(0.2)	(1.1)	(26.4)
Sales to third parties	1,397.5	130.0	1,527.5	105.2	9.6	114.8	1,642.3
Turnover by destination							
Sales to third parties	1,399.9	127.6	1,527.5	98.1	16.7	114.8	1,642.3
Operating profit before exceptional items and goodwill amortisation	146.4	8.6	155.0	13.0	1.3	14.3	169.3
Exceptional items	3.1	(1.1)	2.0	4.1	—	4.1	6.1
Goodwill amortisation	(7.7)	(1.6)	(9.3)	(1.0)	—	(1.0)	(10.3)
Operating profit/(loss)	141.8	5.9	147.7	16.1	1.3	17.4	165.1
Share of operating profit in associate							—
Profit/(loss) on disposal of fixed assets							21.7
(Loss)/profit on sale of subsidiary undertakings							5.2
Reversal/(creation)of provision for loss on disposal of businesses to be discontinued							—
Profit/(loss) before interest and tax							192.0
Net interest							(116.3)
Profit before tax							75.7
Operating net assets/(liabilities) after pension liability	619.0	28.6	647.6	(0.3)	—	(0.3)	647.3

3. Cost of Sales, Gross Profit, Distribution Costs, Administrative Expenses and Other Operating Income

Year ended 3 May 2003	Continuing	Discontinued	Total
	£m	£m	£m
Cost of Sales	*(1,009.9)*	*(146.5)*	*(1,156.4)*
Cost of Sales operating exceptional items (note 5)	*(13.1)*	*(1.8)*	*(14.9)*
Cost of Sales	(1,023.0)	(148.3)	(1,171.3)
Gross profit	487.5	58.9	546.4
Net operating expenses			
Distribution expenses	*(292.5)*	*(34.3)*	*(326.8)*
Distribution operating exceptional items (note 5)	*(11.8)*	—	*(11.8)*
Distribution costs	(304.3)	(34.3)	(338.6)
Administrative expenses	*(95.9)*	*(17.4)*	*(113.3)*
Administration operating exceptional items and goodwill amortisation (note 5)	*(24.0)*	*(1.1)*	*(25.1)*
Total administrative expenses	(119.9)	(18.5)	(138.4)
Other operating income	5.1	—	5.1
	(419.1)	(52.8)	(471.9)
Operating profit	68.4	6.1	74.5

Year ended 1 May 2004	Continuing	Discontinued	Total
	£m	£m	£m
Cost of Sales	*(1,018.5)*	*(120.0)*	*(1,138.5)*
Cost of Sales operating exceptional items (note 5)	*(8.5)*	*(2.7)*	*(11.2)*
Cost of Sales	(1,027.0)	(122.7)	(1,149.7)
Gross profit	490.0	38.1	528.1
Net operating expenses			
Distribution expenses	*(279.2)*	*(17.8)*	*(297.0)*
Distribution operating exceptional items (note 5)	*(4.9)*	—	*(4.9)*
Distribution costs	(284.1)	(17.8)	(301.9)
Administration expenses	*(100.3)*	*(12.1)*	*(112.4)*
Administration operating exceptional items and goodwill amortisation (note 5)	*(42.6)*	*(1.1)*	*(43.7)*
Total administrative expenses	(142.9)	(13.2)	(156.1)
Other operating income	2.4	—	2.4
	(424.6)	(31.0)	(455.6)
Operating profit	65.4	7.1	72.5

Year ended 30 April 2005	Continuing	Discontinued	Total
	£m	£m	£m
Cost of Sales	*(990.9)*	*(88.1)*	*(1,079.0)*
Cost of Sales operating exceptional items (note 5)	*(1.4)*	*2.1*	*0.7*
Cost of Sales	(992.3)	(86.0)	(1,078.3)
Gross profit	535.2	28.8	564.0
Net operating expenses			
Distribution expenses	*(284.6)*	*(2.5)*	*(287.1)*
Distribution operating exceptional items (note 5)	*9.7*	*1.4*	*11.1*
Distribution costs	(274.9)	(1.1)	(276.0)
Administrative expenses	*(98.9)*	*(9.9)*	*(108.8)*
Administration operating exceptional items and goodwill amortisation (note 5)	*(15.6)*	*(0.4)*	*(16.0)*
Total administrative expenses	(114.5)	(10.3)	(124.8)
Other operating income	1.9	—	1.9
	(387.5)	(11.4)	(398.9)
Operating profit	147.7	17.4	165.1

4. Operating Profit

Operating profit is stated after charging/(crediting):

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Staff costs (note 7)	492.7	467.3	463.8
Amortisation of goodwill excluding exceptional impairment (note 13)	10.7	10.4	10.3
Depreciation of tangible fixed assets excluding exceptional impairments (note 14)			
- Owned assets	66.1	62.1	58.0
- Finance leases	1.3	1.3	1.2
- Impairment	—	0.2	1.4
(Profit)/loss on disposal of fixed assets excluding exceptional gains/(losses)	(0.4)	0.3	0.7
Amortisation of government grants—capital	(0.7)	(0.5)	(0.9)
Operating lease costs			
- Land and buildings	18.2	16.8	14.9
- Plant and equipment	8.5	8.7	8.9
Research and development expenditure	3.2	3.4	3.3
Operating exceptional items (note 5)	(41.1)	(49.4)	6.1
Net (gain)/loss on foreign currency translation	(0.1)	0.2	0.1

Services provided by the auditor and its network firms

During the year the group (including its overseas subsidiaries) obtained the following services from the group's auditor at costs detailed below:

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Audit services			
Statutory audit	1.2	1.3	1.5
IFRS audit including project support	—	—	0.6
	1.2	1.3	2.1
Further assurance services	0.1	—	—
IPO related services(1)			
Reporting accountants	—	—	1.6
Other advice and support	—	—	0.2
Tax services			
Compliance services	0.2	0.2	0.1
Advisory services	0.1	—	0.2
Other services			
Advisory work for Group restructuring and change management	0.1	0.2	0.9
Corporate finance support	3.4	0.1	1.3
Capital structure advisory	—	0.8	0.8
Actuarial consulting support	—	0.1	1.4
Other services not covered above	0.4	0.2	0.1
	4.3	1.6	6.6
Total service fees	5.5	2.9	8.7

(1) Not charged in arriving at the profit for the year. To be deducted from IPO proceeds.

5. Exceptional Items and Goodwill Amortisation

	Year ended 3 May 2003 £m	Year ended 1 May 2004 £m	Year ended 30 April 2005 £m
Operating exceptional items:			
- Rationalisation and redundancy	(28.2)	(16.8)	(33.0)
- Impairment of tangible fixed assets	(3.8)	(9.8)	(6.0)
- Goodwill and brand impairment (note 13)	(4.1)	(20.8)	—
- Professional fees in support of group reorganisation	(5.5)	(1.5)	(6.2)
- Settlement of insurance claim	0.5	2.4	—
- Onerous leases	—	(2.9)	0.2
	(41.1)	(49.4)	(45.0)
Pension review	—	—	51.1
	(41.1)	(49.4)	6.1
Goodwill amortisation	(10.7)	(10.4)	(10.3)
Goodwill amortisation and operating exceptional items	(51.8)	(59.8)	(4.2)
Non-operating exceptional items:			
(Loss)/profit on disposal of fixed assets	(4.8)	4.6	21.7
Profit/(loss) on sale of subsidiaries (note 8)	3.0	(11.3)	5.2
(Creation)/reversal of provision for loss on sale of subsidiaries	(7.9)	7.9	—
Acceleration of amortisation of debt issuance costs	—	—	(4.8)
	(61.5)	(58.6)	17.9
Tax impact of the items above	8.2	5.1	19.0
Deferred tax asset on pension liability (note 29)	—	—	91.7
Total exceptional items and goodwill amortisation	(53.3)	(53.5)	128.6

Rationalisation and redundancy costs principally resulted from the implementation of a range of one off cost reduction initiatives.

Pension review income principally relates to the gain on the curtailment due to benefit change of the pension scheme £53.7m (note 29) offset by the cost of performing the review £2.6m.

The directors consider it appropriate, based on current year results and future projections, to include a related deferred tax asset of £91.7m in respect of the schemes' deficits as at 30 April, 2005.

6. Earnings Per Share

Basic earnings per share has been calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of ordinary shares of the Company on admission excluding shares issued for cash and shares held by the RHM Group Employees' Benefit Trust (see note 28).

For diluted earnings per share, the weighted average number of shares is adjusted to assume conversion of all dilutive potential ordinary shares. There is one class of dilutive potential ordinary shares, namely share options granted to a former director (see note 7—Directors and employees).

As both Ordinary and Ordinary "A" shares have identical rights and restrictions (see note 27), separate earnings per share calculations have not been disclosed.

Earnings per share:

	Continuing			Discontinued			Total		
	Earnings	Weighted average number of shares	Per share amount	Earnings	Weighted average number of shares	Per share amount	Earnings	Weighted average number of shares	Per share amount
	£m	million	pence	£m	million	pence	£m	million	pence
Year ended 3 May 2003									
Basic EPS	(36.8)	172.9	(21.3)	(6.7)	172.9	(3.9)	(43.5)	172.9	(25.2)
Effect of dilutive securities:									
Share options		0.4			0.4			0.4	
Diluted EPS	(36.8)	173.3	(21.3)	(6.7)	173.3	(3.9)	(43.5)	173.3	(25.1)
Year ended 1 May 2004									
Basic EPS	(50.0)	173.5	(28.8)	(6.3)	173.5	(3.6)	(56.3)	173.5	(32.4)
Effect of dilutive securities:									
Share options		—			—			—	
Diluted EPS	(50.0)	173.5	(28.8)	(6.3)	173.5	(3.6)	(56.3)	173.5	(32.4)
Year ended 30 April 2005									
Basic EPS	156.5	173.2	90.3	19.3	173.2	11.1	175.8	173.2	101.4
Effect of dilutive securities:									
Share options		1.8			1.8			1.8	
Diluted EPS	156.5	175.0	89.4	19.3	175.0	11.0	175.8	175.0	100.4

Adjusted earnings per share:

	Continuing			Discontinued			Total		
	Earnings	Weighted average number of shares	Per share amount	Earnings	Weighted average number of shares	Per share amount	Earnings	Weighted average number of shares	Per share amount
	£m	million	pence	£m	million	pence	£m	million	pence
Year ended 3 May 2003									
Basic EPS	(36.8)	172.9	(21.3)	(6.7)	172.9	(3.9)	(43.5)	172.9	(25.2)
Effect of exceptional items	4.8			4.9			9.7		
Tax impact	—			—			—		
Basic earnings per share before exceptional items	(32.0)	172.9	(18.5)	(1.8)	172.9	(1.0)	(33.8)	172.9	(19.5)
Goodwill amortisation	9.4			1.3			10.7		
Effect of operating exceptional items	39.5			1.6			41.1		
Tax impact	(8.1)			(0.1)			(8.2)		
Basic—adjusted earnings per share	8.8	172.9	5.1	1.0	172.9	0.6	9.8	172.9	5.7
Diluted basic EPS	(36.8)	173.3	(21.3)	(6.7)	173.3	(3.9)	(43.5)	173.3	(25.1)
Effect of exceptional items	4.8			4.9			9.7		
Tax impact	—			—			—		
Diluted basic earnings per share before exceptional items	(32.0)	173.3	(18.5)	(1.8)	173.3	(1.0)	(33.8)	173.3	(19.5)
Goodwill amortisation	9.4			1.3			10.7		
Effect of operating exceptional	39.5			1.6			41.1		
Tax impact	(8.1)			(0.1)			(8.2)		
Diluted basic—adjusted earnings per share	8.8	173.3	5.1	1.0	173.3	0.6	9.8	173.3	5.7

	Continuing			Discontinued			Total		
	Earnings	Weighted average number of shares	Per share amount	Earnings	Weighted average number of shares	Per share amount	Earnings	Weighted average number of shares	Per share amount
	£m	million	pence	£m	million	pence	£m	million	pence
Year ended 1 May 2004									
Basic EPS	(50.0)	173.5	(28.8)	(6.3)	173.5	(3.6)	(56.3)	173.5	(32.4)
Effect of exceptional items	(4.6)			3.4			(1.2)		
Tax impact	—			—			—		
Basic earnings per share before exceptional items	(54.6)	173.5	(31.5)	(2.9)	173.5	(1.7)	(57.5)	173.5	(33.2)
Goodwill amortisation	9.4			1.0			10.4		
Effect of operating exceptional items	46.6			2.8			49.4		
Tax impact	(4.3)			(0.8)			(5.1)		
Basic—adjusted earnings per share	(2.9)	173.5	(1.7)	0.1	173.5	0.1	(2.8)	173.5	(1.6)
Diluted basic EPS	(50.0)	173.5	(28.8)	(6.3)	173.5	(3.6)	(56.3)	173.5	(32.4)
Effect of exceptional items	(4.6)			3.4			(1.2)		
Tax impact	—			—			—		
Diluted basic earnings per share before exceptional items	(54.6)	173.5	(31.5)	(2.9)	173.5	(1.7)	(57.5)	173.5	(33.2)
Goodwill amortisation	9.4			1.0			10.4		
Effect of operating exceptional	46.6			2.8			49.4		
Tax impact	(4.3)			(0.8)			(5.1)		
Diluted basic—adjusted earnings per share	(2.9)	173.5	(1.7)	0.1	173.5	0.1	(2.8)	173.5	(1.6)

	Continuing			Discontinued			Total		
	Earnings	Weighted average number of shares	Per share amount	Earnings	Weighted average number of shares	Per share amount	Earnings	Weighted average number of shares	Per share amount
	£m	million	pence	£m	million	pence	£m	million	pence
Year ended 30 April 2005									
Basic EPS	156.5	173.2	90.3	19.3	173.2	11.1	175.8	173.2	101.4
Effect of exceptional items	(108.6)			(5.2)			(113.8)		
Tax impact	(0.5)			(5.4)			(5.9)		
Basic earnings per share before exceptional items	47.4	173.2	27.4	8.7	173.2	5.0	56.1	173.2	32.4
Goodwill amortisation	9.3			1.0			10.3		
Effect of operating exceptional items	(2.0)			(4.1)			(6.1)		
Tax impact	(13.1)						(13.1)		
Basic—adjusted earnings per share	41.6	173.2	24.0	5.6	173.2	3.2	47.2	173.2	27.2
Diluted basic EPS	156.5	175.0	89.4	19.3	175.0	11.0	175.8	175.0	100.4
Effect of exceptional items	(108.6)			(5.2)			(113.8)		
Tax impact	(0.5)			(5.4)			(5.9)		
Diluted basic earnings per share before exceptional items	47.4	175.0	27.1	8.7	175.0	5.0	56.1	175.0	32.1
Goodwill amortisation	9.3			1.0			10.3		
Effect of operating exceptional	(2.0)			(4.1)			(6.1)		
Tax impact	(13.1)						(13.1)		
Diluted basic—adjusted earnings per share	41.6	175.0	23.8	5.6	175.0	3.2	47.2	175.0	27.0

7. Directors and Employees

Directors' emoluments

The directors who served the Group during the year were as follows:

R P Hanson
K J Terry (resigned 9 June 2004)
J Vazanova
J J M Leahy (appointed 21 June 2004)
I R McMahon
A J Allner
M J Schurch (resigned 20 June 2004)

The information below excludes Ms J Vazanova, Mr K J Terry, Mr J J M Leahy and Mr R P Hanson, who were employed by Doughty Hanson & Co Managers Ltd, see note 32. No part of their remuneration was specifically attributable to their services to the Group. In the year ended 30 April 2005 three directors (2004 and 2003: three) received emoluments in respect of work performed for the group. The aggregate emoluments of the directors were as follows:

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£000	£000	£000
Aggregate emoluments	721	845	1,704
Compensation for loss of office	1,127	—	241
	1,848	845	1,945

Two directors (2004: two; 2003: three) have retirement benefits accruing under the group's defined benefit plan.

Highest paid director

The above amounts for remuneration include the following in respect of the highest paid director:

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£'000	£'000	£'000
Emoluments	321	504	1,027
Compensation for loss of office	1,127	—	—
	1,448	504	1,027

The accrued pension entitlement under the group's defined benefit scheme of the highest paid director at 30 April 2005 was £9,093 (2004: £5,383; 2003: £291,000).

Included in emoluments are benefits in kind which include the provision of a company car, fuel, medical and life insurance and relocation costs.

No director waived emoluments in respect of the years ended 30 April 2005, 1 May 2004, or 3 May 2003.

Benefits from the RHM Pension Scheme in respect of I R McMahon and M J Schurch are subject to the statutory earnings cap. In the case of M J Schurch, the company has given a promise that his pension and death benefits shall be as if the limit does not apply. The company is responsible for pension and death benefits in excess of those payable from the Scheme.

Directors' detailed emoluments

The following disclosures give detailed emoluments for directors who are directors of the company going forward. Ian McMahon was appointed on 20 January 2003 and Andrew Allner on 1 March 2004. The disclosures are given from their date of appointment as directors.

Year ended 3 May 2003	Salary and fees	Benefits	Annual bonus	Total
	£'000	£'000	£'000	£'000
Ian McMahon	120	10	59	189
Andrew Allner	—	—	—	—
	120	10	59	189

Year ended 1 May 2004	Salary and fees	Benefits	Annual bonus	Total
	£'000	£'000	£'000	£'000
Ian McMahon	437	31	36	504
Andrew Allner	57	2	—	59
	494	33	36	563

Year ended 30 April 2005	Salary and fees	Benefits	Annual bonus	Total
	£'000	£'000	£'000	£'000
Ian McMahon	571	36	420	1,027
Andrew Allner	341	23	275	639
	912	59	695	1,666

Benefits include the provision of a company car, fuel, medical and life insurance and relocation costs.

Directors' interests

Ian McMahon acquired 250,000 ordinary shares on 8 March 2004 at a price of £0.90 per share and Andrew Allner acquired 100,000 ordinary shares on 20 April 2004 at a price of £0.90 per share.

Ms J Vazanova, Mr K J Terry, J Leahy and Mr R P Hanson hold an indirect interest in "A" Ordinary shares through Doughty Hanson Funds and Doughty Hanson co-investment arrangements.

Share options

On 31 August 2000, Mr P N Wilkinson was granted an option to subscribe for 187,500 of the company's shares at an option price of £1 each. The option is exercisable on Admission, and lapses on the earlier of the Specified Date (if not exercised on that date), or 31 August 2010. The Specified Date is the earlier of 18 months following the date on which the company's shares become freely traded in the open market or the date on which an agreement for the sale of the group becomes unconditional in all respects. Mr Wilkinson resigned as a director on 17 January 2003.

As the shares are not traded on an open market, market values are not readily available.

Directors' pension entitlements

	Transfer value at the beginning of the year	Transfer value at the end of the year	Increase in transfer value*	Accrued entitlement at end of year	Additional accrued benefits earned in the year	Transfer value of increase in accrued entitlement (excluding inflation)*	Additional accrued benefits earned in the year (excluding inflation)
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Year ended 3 May 2003							
Ian McMahon	—	26	23	2	2	23	2
Year ended 1 May 2004							
Ian McMahon	26	73	41	5	3	40	3
Year ended 30 April 2005							
Ian McMahon	73	135	57	9	4	47	4

* Amount stated is net of director's contributions.

The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. It does not represent a sum payable to individual directors and therefore cannot be meaningfully added to annual remuneration.

The accrued pension entitlement shown is the amount that would be paid each year on retirement based on service to the end of the year.

Employee information

The average monthly number of staff, including directors, employed by the group during the financial period amounted to:

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	Number	Number	Number
Bread Bakeries	8,903	8,543	8,255
Culinary Brands	1,502	1,391	1,330
Cake Brands	4,230	4,023	3,987
Customer Partnerships	2,745	2,708	2,454
Corporate	136	147	161
Discontinued	2,700	1,741	1,228
	20,216	18,553	17,415

The aggregate payroll costs of the above were:

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Wages and salaries	420.5	393.8	400.8
Social security costs	38.4	39.4	40.0
Other pension costs	33.8	34.1	23.0
	492.7	467.3	463.8

8. Disposals

Profit/(loss) on sale of subsidiaries

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Proceeds	38.8	10.3	78.7
Net assets sold	(28.3)	(21.6)	(57.9)
Goodwill	(7.5)	—	(15.6)
Profit/(loss) on disposal	3.0	(11.3)	5.2
(Creation)/reversal of provision for loss on disposal of businesses to be discontinued	(7.9)	7.9	—
	(4.9)	(3.4)	5.2

Year ended 3 May 2003

On 9 May 2002, the group sold RHM Ingredients Limited, RHM Ingredients (Europe) Limited and Dri-Fi Limited, all wholly-owned subsidiaries, for £38.8m of which £24.2m was received in the period. The remaining consideration was settled in the year ended 1 May 2004 by waiver of a loan due to RHM Ingredients Limited. At the year end a provision of £1.3m for the impairment of goodwill (£0.2m — Hayden's Bakeries Limited and £1.1m — Pasta Foods Limited) and £6.6m for the impairment of other assets (£1.7m — Hayden's Bakeries Limited and £4.9m — Pasta Foods Ltd) was charged to the profit and loss account.

Year ended 1 May 2004

The group sold Hayden's Bakeries Limited on 1 July 2003 (loss on disposal of £1.6m), Pasta Foods Limited on 3 November 2003 (loss on disposal of £7.1m) and Three Cooks Limited on 7 November 2003 (loss on disposal of £2.6m), all wholly owned subsidiaries.

Year ended 30 April 2005

The group disposed of TGP 182 Ltd and its subsidiaries (Golden West Foods Ltd, Golden West Foods NV, STI (UK) Limited, Glassflat Ltd and Heligold SL), known as the Golden West Foods Group, together with RHM Property Company One Ltd, which owned certain assets used by the Golden West Foods Group companies.

Heligold SL was sold on 10 March 2005 (loss on disposal £0.6m) and the remainder of the companies on 23 April 2005 (profit on disposal £5.8m). Heligold SL was a 70% owned subsidiary and STI (UK) Limited a 97% owned subsidiary. All other companies sold were wholly owned subsidiaries.

9. Interest Payable and Similar Charges

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Interest payable on bank borrowing	14.8	10.0	12.9
Finance leases	0.2	0.3	0.2
Amortisation of debt issuance costs	6.3	2.1	9.5
Secured loan note interest	61.8	58.5	51.2
Unsecured subordinated loan note interest	35.8	38.7	42.8
Other	—	0.4	0.1
	118.9	110.0	116.7

The interest payable on secured and unsecured loan notes relates to sources of finance described in note 21.

10. Tax Charge/(Credit) on Profit/Loss on Ordinary Activities

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Current tax:			
UK Corporation tax based on the results for the period at 30% (2004 and 2003: 30%)	3.3	3.9	1.2
Double tax relief	(3.3)	—	—
Adjustments in respect of prior periods	(2.5)	(0.1)	—
UK corporation tax liability	(2.5)	3.8	1.2
Foreign tax	1.0	1.5	1.7
Total current tax	(1.5)	5.3	2.9
Deferred tax:			
Origination and reversal of timing differences (note 23)	(7.4)	0.3	(11.2)
Recognition of pension deficit deferred tax asset (Note 29)	—	—	(91.7)
Total deferred tax	(7.4)	0.3	(102.9)
Tax (credit)/charge on profit/loss on ordinary activities	(8.9)	5.6	(100.0)

There is a net tax credit of £4.5m (2004 and 2003: £nil) on non-operating exceptionals items: consisting of the profit/(loss) on disposal of fixed assets, and the sale of subsidiaries and related disposal provisions.

The tax for the period varies from the standard rate of corporation tax in the UK (30%). The differences are explained below:

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
(Loss)/profit on ordinary activities before tax	(52.3)	(50.5)	75.7
(Loss)/profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	(15.7)	(15.1)	22.7
Effects of:			
Expenses not deductible for corporation tax purposes	2.9	2.3	1.2
Non-deductible financing costs	—	8.3	0.7
Amortisation of goodwill, depreciation on non-qualifying property and brand impairment	5.4	9.4	3.5
Creation/(reversal) of provision for loss on disposal of businesses to be discontinued	2.4	(2.4)	—
Non taxable (gains)/losses on sale of investments	(0.9)	3.4	(7.0)
Depreciation in excess of capital allowances for the period	7.1	0.9	8.8
Other provision movements	—	(0.1)	2.4
Adjustments in respect of foreign tax rates	(0.2)	(0.2)	(0.5)
Adjustments to tax in respect of prior periods	(2.5)	(0.1)	—
Non-taxable gains on disposal of fixed assets	—	—	(5.6)
Non-taxable pension adjustment and pension curtailment	—	(1.1)	(23.3)
Total current tax	(1.5)	5.3	2.9

11. Reconciliation of Operating Profit to Operating Cash Flows

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Operating profit	74.5	72.5	165.1
Net pension charge less contributions	1.0	(3.9)	(78.5)
Depreciation charge and fixed asset impairment	70.0	73.4	63.6
(Profit)/loss on disposal of fixed assets	(0.4)	0.3	0.7
Goodwill amortisation	10.7	10.4	10.3
Goodwill and brand impairment	4.1	20.8	—
Decrease in stocks	1.2	0.9	8.5
(Increase)/decrease in debtors	(0.1)	17.5	(24.5)
Increase/(decrease) in creditors	14.7	(20.5)	(40.6)
Increase in provisions	—	5.5	12.4
Net cash inflow from operating activities	175.7	176.9	117.0

During the year operating cash flows included outflows of £20.7m (2004: £17.7m; 2003: £37.8m) relating to operating exceptional items, of which £13.5m related to rationalisation and redundancy, £5.0m to professional fees and £2.3m to the pension review.

12. Analysis of Net Debt

	Cash at bank	Debt due after one year	Debt due within one year	Finance leases	Total
	£m	£m	£m	£m	£m
At 28 April 2002	155.0	(1,090.2)	(62.2)	(2.1)	(999.5)
Cash flow	(70.0)	64.2	62.2	0.5	56.9
Other non-cash charges	—	(6.2)	(35.2)	(0.5)	(41.9)
At 3 May 2003	85.0	(1,032.2)	(35.2)	(2.1)	(984.5)
Cash flow	49.3	(24.2)	45.4	0.5	71.0
Other non-cash changes	—	27.4	(67.8)	(2.0)	(42.4)
At 1 May 2004	134.3	(1,029.0)	(57.6)	(3.6)	(955.9)
Cash flow	(46.5)	99.3	28.7	0.8	82.3
Other non-cash changes	—	(61.1)	8.3	0.1	(52.7)
At 30 April 2005	87.8	(990.8)	(20.6)	(2.7)	(926.3)

13. Intangible Fixed Assets

	Goodwill	Brands	Total
	£m	£m	£m
Cost			
At 28 April 2002	221.9	340.9	562.8
Additions	1.0	—	1.0
Disposals (see note 8)	(8.2)	—	(8.2)
At 3 May 2003 and 1 May 2004	214.7	340.9	555.6
Additions	—	1.5	1.5
Disposals (see note 8)	(20.3)	—	(20.3)
At 30 April 2005	194.4	342.4	536.8
Amortisation			
At 28 April 2002	18.8	—	18.8
Charge for the year	10.7	—	10.7
Impairment	5.4	—	5.4
Disposals (see note 8)	(0.7)	—	(0.7)
At 3 May 2003	34.2	—	34.2
Charge for the year	10.4	—	10.4
Impairment	3.3	17.5	20.8
As at 1 May 2004	47.9	17.5	65.4
Charge for the year	10.3	—	10.3
Disposals (see note 8)	(4.7)	—	(4.7)
As at 30 April 2005	53.5	17.5	71.0
Net book value			
At 30 April 2005	140.9	324.9	465.8
At 1 May 2004	166.8	323.4	490.2
At 3 May 2003	180.5	340.9	521.4

Goodwill additions for the year ended 3 May 2003 relate to an amount of £0.5m which reflects an increase in consideration due on the group's acquisition of Ranks Hovis McDougall Limited on 31 August 2000. This increase was due to the conclusion of contingent items included in the Sale and Purchase Agreement. A further amount of £0.5m was included which arose on completion of the fair value exercise in relation to the assets and liabilities of Ormeau Bakery purchased in the year ending 27 April 2002.

During the year ended 3 May 2003 prior to the disposal of Hayden's Bakeries Ltd (£0.2m), Three Cooks Ltd (£4.1m) and Pasta Foods Ltd (£1.1m) an impairment charge of £5.4m was taken against goodwill reflecting expected sale proceeds.

During the year ended 1 May 2004 an impairment review was carried out on the Group's goodwill and brands resulting in impairment charges of £3.3m and £17.5m respectively.

The discount rates used in the calculations of value in use for the impairment reviews in the three years were 10.7% for goodwill and 9.1% to 20.1% for brands. The basis for the goodwill discount rate is a pre-tax cost of capital for the group, and for brands is based on the specific risk profile of the brands.

Brand additions for the year ended 30 April 2005 relate to the purchase of the rights of the 'Frank Cooper' brand within the foodservice market.

14. Tangible Fixed Assets

	Freehold and leasehold property	Plant and machinery	Total
	£m	£m	£m
Cost			
At 28 April 2002	330.5	931.5	1,262.0
Foreign exchange movements	2.0	4.6	6.6
Additions	13.1	52.2	65.3
Reclassifications	(0.5)	0.5	—
Assets disposed of with subsidiaries	(5.7)	(18.3)	(24.0)
Disposals	(9.3)	(49.6)	(58.9)
At 3 May 2003	330.1	920.9	1,251.0
Foreign exchange movements	(0.6)	(1.4)	(2.0)
Additions	14.8	34.1	48.9
Reclassifications	0.1	(0.1)	—
Assets disposed of with subsidiaries	(6.0)	(34.6)	(40.6)
Disposals	(4.4)	(41.2)	(45.6)
At 1 May 2004	334.0	877.7	1,211.7
Foreign exchange movements	—	0.1	0.1
Additions	19.0	43.8	62.8
Reclassifications	(7.4)	(0.1)	(7.5)
Assets disposed of with subsidiaries	(28.5)	(62.4)	(90.9)
Disposals	(23.4)	(43.9)	(67.3)
At 30 April 2005	293.7	815.2	1,108.9
Depreciation			
At 28 April 2002	88.4	619.3	707.7
Foreign exchange movements	0.8	2.8	3.6
Charge for the year	8.0	59.4	67.4
Reclassifications	0.5	(0.5)	—
Asset write off	2.1	7.1	9.2
Assets disposed of with subsidiaries	(1.8)	(12.4)	(14.2)
Disposals	(3.9)	(43.2)	(47.1)
At 3 May 2003	94.1	632.5	726.6
Foreign exchange movements	(0.3)	(0.9)	(1.2)
Charge for the year	7.9	55.5	63.4
Reclassifications	0.1	(0.1)	—
Assets disposed of with subsidiaries	(3.6)	(31.7)	(35.3)
Impairment	4.3	5.7	10.0
Disposals	(4.9)	(38.5)	(43.4)
At 1 May 2004	97.6	622.5	720.1
Foreign exchange movements	—	0.1	0.1
Charge for the year	8.9	50.3	59.2
Reclassifications	(1.8)	(0.1)	(1.9)
Assets disposed of with subsidiaries	(3.2)	(48.2)	(51.4)
Impairment	1.1	6.3	7.4
Disposals	(9.0)	(42.3)	(51.3)
At 30 April 2005	93.6	588.6	682.2
Net book value			
At 30 April 2005	200.1	226.6	426.7
At 1 May 2004	236.4	255.2	491.6
At 3 May 2003	236.0	288.4	524.4

Finance lease agreements

Included within the net book value of £430.6m is £11.4m (2004: £12.8m; 2003: £12.3m) relating to assets held under finance lease agreements. The depreciation charged in the year in respect of such assets amounted to £1.2m (2004 and 2003: £1.3m).

Freehold and leasehold property

The net book value of freehold and leasehold property includes £159.6m (2004: £190.9m; 2003: £186.6m) in respect of freehold land and buildings, £12.2m (2004: £12.3m; 2003: £15.9m) in respect of long leasehold land and buildings and £34.2m (2004: £33.2m; 2003: £33.5m) in respect of short leasehold land and buildings.

Freehold land amounting to £43.1m (2004: £54.5m; 2003: £59.0m) is not depreciated. Total fixed assets include assets under construction of £16.9m (2004: £16.2m; 2003: £4.3m) which are also not depreciated.

Charges upon assets

Charges have been made over certain assets held by the group as part of the group financing arrangements disclosed in note 21.

15. Investments

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Associates:			
Opening balance	0.4	0.4	0.5
Share of associates' profit/(loss)	—	0.1	(0.1)
Closing balance	0.4	0.5	0.4

Details of subsidiary and associate companies have been disclosed in note 35.

16. Current Asset Investments

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Asset held for resale	—	—	5.6

17. Stock

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Raw materials	46.1	44.3	38.4
Work in progress	1.1	1.0	0.9
Finished goods	47.9	45.7	30.3
	95.1	91.0	69.6

18. Debtors

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Trade debtors	180.3	164.9	179.9
Corporation tax	2.3	—	—
Tax and social security	11.0	14.6	12.0
Other debtors	9.1	5.3	6.3
Prepayments and accrued income	21.6	13.1	8.1
	224.3	197.9	206.3

Debtors for the group include the following amounts falling due after more than one year:

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Other debtors	1.2	1.1	0.9
Prepayments and accrued income	0.1	0.1	—
	1.3	1.2	0.9

19. Cash

As at 1 May 2004, included within cash of £134.3m was an amount of £23.0m (2003: £nil) held by the group's solicitors in an interest bearing client account. The amount held was subject to irrevocable instructions on the use of the funds. The funds were used to repay £23m of the secured loan notes disclosed in notes 20 and 21 to the accounts on 28 August 2004.

20. Creditors: amounts falling due within one year

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Bank loans (secured)	11.7	11.6	5.3
Other loans	23.5	46.0	15.3
Trade creditors	156.7	146.0	112.0
Bills of exchange payable	3.7	4.0	3.4
Finance leases	0.5	0.8	0.6
Corporation tax	4.4	6.4	2.1
Other tax and social security	16.1	19.0	15.1
Other creditors	92.9	91.4	61.0
Accruals and deferred income	103.6	84.5	89.1
	413.1	409.7	303.9

21. Creditors: amounts falling due after more than one year

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Bank loans (secured)	88.8	92.8	91.8
Other loans	943.4	936.2	899.0
Finance leases	1.6	2.8	2.1
Other creditors	0.3	0.3	0.3
Accruals and deferred income	6.8	7.7	7.0
	1,040.9	1,039.8	1,000.2

	At 3 May 2003		At 1 May 2004		At 30 April 2005	
	Bank loans	Other loans	Bank loans	Other loans	Bank loans	Other loans
	£m	£m	£m	£m	£m	£m
Amount falling due:						
Between 1 and 2 years	12.8	25.0	12.3	19.0	7.1	12.6
Between 2 and 5 years	47.9	60.6	72.0	51.9	29.4	45.6
Over 5 years	28.1	857.8	8.5	865.3	55.3	840.8
Total	88.8	943.4	92.8	936.2	91.8	899.0

Bank and other loans

Description	At 3 May 2003 Term	Interest rate	Principal £m	At 1 May 2004 Term	Interest rate	Principal £m £m	At 30 April 2005 Term	Interest rate	Principal £m
Unsecured Subordinated Loan Notes	2011	10.00%	376.3	2011	10.00%	414.8	2014	10.00%	457.4
Senior Credit Agreement	2007 to 2009	5.39% to 6.89%	100.2	2007 to 2009	6.03% to 7.53%	80.6	2011 to 2013	7.25% to 8.25%	97.1
Revolving Credit Facility*	2007	—	—	2007	—	—	2011	—	—
Secured Loan Notes	2004 to 2020	6.60% to 11.50%	589.9	2011 to 2020	7.32% to 11.50%	566.5	2011 to 2020	8.80% to 11.5%	456.2
Other Loans	2005 to 2009	Interest free to 8.40%	1.0	2005 to 2014	Interest free to 5.69%	24.7	2005 to 2014	Interest free	0.7
Revolving Credit Facility**	2022	—	—	2022	—	—	2022	—	—
			1,067.4			1,086.6			1,011.4

* The total facility available at 30 April 2005 was £30m (2004 and 2003: £30m). Commitment fees on the undrawn portion are payable at a rate of 0.75% (2004 and 2003: 0.75%).

** The total facility available at 30 April 2005 was £95m (2004 and 2003: £95m). Commitment fees on the undrawn portion are payable at a rate of 0.875% (2004 and 2003: 0.875%).

The facility available to be drawn upon is reduced by the impact of guarantees and overseas banking facilities. Undrawn facilities at 30 April 2005 were £122.8m (2004: £111.4m, 2003: £122.1m).

The Unsecured Subordinated Loan Notes are repayable at nominal value together with accumulated interest in August 2014, or earlier with the permission of noteholders holding the majority of notes then outstanding.

The obligations under the Senior Credit Agreement are required to be guaranteed by each of the members of the group that is party to the agreement. Each charging subsidiary has granted security over substantially all of its assets, including properties, bank accounts, insurances, debts and shares, and a floating charge over all of its assets.

The obligations under the Secured Loan Notes are secured on the assets and cash flows of the subsidiaries of the RHM Foodbrands + Ltd and its subsidiaries.

The principal amounts above exclude interest accumulated but unpaid at 30 April 2005. The interest accruing on the Unsecured Subordinated Loan Notes between the 'compounding date' of 30 March each year and the year end of £3.9m (2004: £3.7m; 2003: £3.5m) is included within the financial liability due over one year. The interest accruing on the Senior Credit Agreement of £nil (2004: £0.1m; 2003: £nil) and the interest accruing on the Secured Loan Notes £7.1m (2004: £10.1m; 2003: £nil) is included within the financial liability of the loan. The financial liabilities are disclosed within note 22. Unamortised fees of £2.1m (2004: £8.9m; 2003: £10.1m) in respect of the Secured Loan Notes and £0.9m (2004: £1.3m; 2003: £2.2m) in relation to the Secured Credit Agreement have been offset against the gross borrowing in the principal amounts above. There are no amortised fees in respect of the Unsecured Subordinated Loan Notes. Unamortised fees are excluded from the financial liabilities within note 22.

On 7 July 2004, the group completed renegotiating the terms of the Senior Credit Agreement. This has resulted in a new, supplemental agreement to the original Senior Credit Agreement providing a total facility of £160m, comprising £82m of existing debt and £78m of additional debt. The interest rate on this facility ranges from LIBOR plus 2.25% to LIBOR plus 3.25%. The terms of the total facility require the debt to be repaid over the period to April 2013. The purpose of the additional debt was to prepay £50m the Secured Loan Notes, and to fund general working capital requirements and fees.

22. Financial Instruments

Objectives, policies and strategies

RHM has the following treasury risks:

- Interest rate
- Liquidity
- Credit
- Foreign exchange
- Key commodity price

RHM makes prudent use, where appropriate, of financial instruments and derivatives (for example interest rate swaps and forward foreign exchange contracts) to manage material financial exposures associated with its trading activity, and does not engage in any speculative transactions. Group Treasury monitor all significant currency, interest rate and liquidity risk and ensure appropriate hedging is in place to minimise risk.

Interest rate risk

RHM's policy in respect of exposure to interest rate fluctuations is to use interest rate derivatives in order to hedge, at an appropriate level, interest payable on floating rate notes and senior credit facilities. The overall percentage of fixed rate borrowings to total borrowings was 97% at 30 April 2005 (2004: 90%; 2003: 100%).

Liquidity risk

RHM aims to ensure certainty of funding together with a cost effective borrowing structure. The policy is to ensure that projected net borrowing requirements are met by committed facilities. Details of current long term borrowings and the facilities are disclosed in note 21. Short term funding is managed via offset arrangements within the group and drawdowns under the revolving credit facilities (see note 21).

Credit risk

Surplus cash is invested on short term deposits with AAA rated credit institutions. The group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history.

Foreign exchange risk

RHM's exposure to foreign exchange risk is restricted to trading activities and is minimal as the group is mainly UK based and sells to mainly UK customers. RHM uses forward foreign exchange contracts and currency options to manage this risk. However it is not a group policy to hedge the translation of overseas results into sterling.

Key commodity price risk

Commodity price risk arises in connection with the purchase of raw materials such as wheat. RHM uses derivatives such as commodity futures contracts and currency options to manage this risk.

Short-term debtors and creditors and onerous lease provisions

Short-term debtors and creditors (other than bank loans, other loans and finance leases) and onerous lease provisions of £2.0m (2004: £3.8m; 2003: £1.5m) have been excluded from all the following disclosures, other than the currency risk disclosures. The onerous lease provisions (see note 24) meet the definition of financial liabilities and no interest is paid on these liabilities.

Interest rate risk profile of financial liabilities

The interest rate risk profile of the group's financial liabilities, after taking account of the interest rate swaps used to manage the interest rate profile, was:

	At 3 May 2003			At 1 May 2004			At 30 April 2005		
	Sterling	Euro	Total	Sterling	Euro	Total	Sterling	Euro	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Floating rate financial liabilities	—	—	—	106.0	1.9	107.9	28.1	—	28.1
Fixed rate financial liabilities	1,093.7	1.5	1,095.2	1,004.7	1.0	1,005.7	997.1	2.4	999.5
Financial liabilities on which no interest is paid	0.7	—	0.7	0.5	0.2	0.7	0.5	0.2	0.7
	1,094.4	1.5	1,095.9	1,111.2	3.1	1,114.3	1,025.7	2.6	1,028.3

Included in the analysis above, 100% (2004 and 2003: 100%) of interest payable on floating rate notes and 71.4% (2004: nil%; 2003: 100%) on the senior credit agreement has been fixed in accordance with group policy. Floating rate liabilities include short term overdraft facilities.

Fixed rate financial liabilities

	At 3 May 2003			At 1 May 2004			At 30 April 2005		
	Sterling	Euro	Total	Sterling	Euro	Total	Sterling	Euro	Total
Weighted average interest rate (%)	9.69	7.30	9.69	9.93	5.68	9.93	9.51	4.67	9.50
Weighted average period for which rate is fixed (years)	10	5	10	10	5	10	10	7	10

Financial liabilities on which no interest is paid

	At 3 May 2003			At 1 May 2004			At 30 April 2005		
	Sterling	Euro	Total	Sterling	Euro	Total	Sterling	Euro	Total
Weighted average period to maturity (years)	7	—	7	6	10	7	5	9	6

Interest rate risk of financial assets

	At 3 May 2003			At 1 May 2004			At 30 April 2005		
	Sterling	Euro	Total	Sterling	Euro	Total	Sterling	Euro	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash at bank and in hand	83.1	1.9	85.0	124.4	9.9	134.3	76.9	10.9	87.8
	83.1	1.9	85.0	124.4	9.9	134.3	76.9	10.9	87.8
Floating rate financial asset			85.0			134.3			87.8

The floating rate financial assets and liabilities are based on LIBID and LIBOR respectively for sterling and EURIBOR for Euro equivalent amounts.

Maturity of financial liabilities

The maturity profile of the carrying amount of the group's financial liabilities was as follows:

At 3 May 2003	Senior credit agreement	Secured loan notes	Other liabilities	Unsecured subordinated loan notes	Total
	£m	£m	£m	£m	£m
Within 1 year or on demand	12.5	35.1	0.8	—	48.4
Between 1 and 2 years	13.4	26.0	0.7	—	40.1
Between 2 and 5 years	48.6	63.0	1.1	—	112.7
Amounts more than 5 years	28.1	486.3	0.5	379.8	894.7
	102.6	610.4	3.1	379.8	1,095.9

At 1 May 2004	Senior credit agreement	Secured loan notes	Other liabilities	Unsecured subordinated loan notes	Total
	£m	£m	£m	£m	£m
Within 1 year or on demand	12.3	57.2	0.9	—	70.4
Between 1 and 2 years	12.6	19.8	0.8	—	33.2
Between 2 and 5 years	48.6	53.9	25.5	—	128.0
Amounts more than 5 years	8.5	454.5	1.2	418.5	882.7
	82.0	585.4	28.4	418.5	1,114.3

At 30 April 2005	Senior credit agreement	Secured loan notes	Other liabilities	Unsecured subordinated loan notes	Total
	£m	£m	£m	£m	£m
Within 1 year or on demand	5.6	22.9	0.8	—	29.3
Between 1 and 2 years	7.3	12.8	0.6	—	20.7
Between 2 and 5 years	29.7	46.0	1.2	—	76.9
Amounts more than 5 years	55.4	383.9	0.8	461.3	901.4
	98.0	465.6	3.4	461.3	1,028.3

Borrowing facilities

The group has undrawn committed borrowing facilities (note 21), all of which attract interest at a floating rate. The undrawn portions of these facilities attract commitment fees at market rate. The facilities available at year end in respect of which all conditions precedent have been met, were as follows:

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Expiring in more than two years	122.1	111.4	122.8

Fair values of financial assets and liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the group's financial assets and financial liabilities at 30 April 2005, 1 May 2004 and 3 May 2003. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale, and excludes accrued interest other than that expected to be capitalised on Unsecured Subordinated Loan Notes (see note 21). Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates.

	At 3 May 2003		At 1 May 2004		At 30 April 2005	
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m	£m	£m
Financial instruments held or issued to finance the group's operations:						
Short-term borrowings	(48.4)	(49.4)	(70.4)	(72.1)	(29.3)	(29.9)
Long-term borrowings	(1,047.5)	(947.1)	(1,043.9)	(965.7)	(999.0)	(922.6)
Cash at bank and in hand	85.0	85.0	134.3	134.3	87.8	87.8
Derivative financial instruments held to manage the interest rate and currency profit:						
Interest rate swaps	—	(19.2)	—	(7.2)	—	(5.7)

Included in the above analysis are liabilities with a book value of £562.7m (2004: £528.8m; 2003: £485.5m) which are not traded in an open market. Within this, loans with a book value of £461.3m (2004: £418.5m; 2003: £379.8m) are particularly sensitive to the discount rate used, as the principal and the total interest compounded over the life of the loan, are repayable in one lump sum at the end of the period. In order to establish the fair value of these liabilities, the expected future cash flows were discounted at

estimated rates specific to each liability and determined through the consideration of a number of factors including changes in the issuer and the market since issue and the collateral supporting and repayment period of each loan. A discount rate of 14.5% (2004 and 2003: 14.5%) has been applied by taking into account the high coupon payable and reflects the higher risk associated with these loans as a consequence of the significant debt burden in the company. A 1% increase in the discount rate used would result in a reduction of £26.7m (2004: £18.8m; 2003: £18.7m) in the fair value of the loan as disclosed.

The fair value of the traded loans of £465.6m (2004: £585.5m; 2003: £610.4m) is calculated on a mark to market basis.

Excluded from the above analysis are onerous lease provisions of £2.0m (2004: £3.8m; 2003: £1.5m) for which the fair value is equal to the book value.

The fair value of the interest rate swap agreement has been calculated on a mark to market basis. Short term financial instruments (cash at bank and in hand) have fair value was equal to their book value.

As of the year ended 30 April 2005 there are no outstanding currency swaps (2004: nil; 2003: nil).

Hedges

Year ended 3 May 2003	Unrecognised Gains	Losses	Total net gains/losses
	£m	£m	£m
Gains and losses on hedges at 28 April 2002	—	(10.5)	(10.5)
Arising in previous years included in income for the year ended 3 May 2003	—	1.3	1.3
Gains and losses not included in income for the year ended 3 May 2003			
Arising before 28 April 2002	—	(9.2)	(9.2)
Arising during the year ended 3 May 2003	—	(10.0)	(10.0)
Gains and losses on hedges at 3 May 2003	—	(19.2)	(19.2)
Of which:			
Gains and losses expected to be included in income for the year ended 1 May 2004	—	(3.2)	(3.2)
Gains and losses expected to be included in income for the year ended 30 April 2005 or later	—	(16.0)	(16.0)

Year ended 1 May 2004	Unrecognised Gains	Losses	Total net gains/losses
	£m	£m	£m
Gains and losses on hedges at 4 May 2003	—	(19.2)	(19.2)
Arising in previous years included in income for the year ended 1 May 2004	—	3.2	3.2
Gains and losses not included in income for the year ended 1 May 2004			
Arising before 4 May 2003	—	(16.0)	(16.0)
Arising during the year ended 1 May 2004	—	8.8	8.8
Gains and losses on hedges at 1 May 2004	—	(7.2)	(7.2)
Of which:			
Gains and losses expected to be included in income for the year ended 30 April 2005	—	(0.4)	(0.4)
Gains and losses expected to be included in income for the year ended 29 April 2006 or later	—	(6.8)	(6.8)

Year ended 30 April 2005	Unrecognised Gains	Unrecognised Losses	Total net gains/losses
	£m	£m	£m
Gains and losses on hedges at 2 May 2004	—	(7.2)	(7.2)
Arising in previous years included in income for the year ended 30 April 2005	—	0.4	0.4
Gains and losses not included in income for the year ended 30 April 2005			
Arising before 2 May 2004	—	(6.8)	(6.8)
Arising during the year ended 30 April 2005	—	1.1	1.1
Gains and losses on hedges at 30 April 2005	—	(5.7)	(5.7)
Of which:			
Gains and losses expected to be included in income for the year ended 29 April 2006	—	(1.7)	(1.7)
Gains and losses expected to be included in income for the year ended 28 April 2007 or later	—	(4.0)	(4.0)

There are no deferred gains or losses arising in the year ended 30 April 2005 (2004: £nil; 2003: £nil).

Currency risk

After taking account of all forward foreign currency financial instruments, all monetary assets and liabilities are denominated in the same currency as the functional currency of the operation involved.

23. Deferred Taxation

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Opening provision	36.9	28.6	28.9
Origination and reversal of timing differences (see note 10)	(7.4)	0.3	(11.2)
Disposed of with subsidiaries	(0.9)	—	1.7
Closing provision	28.6	28.9	19.4

The provision for deferred taxation consists of the tax effect of timing differences in respect of:

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Accelerated capital allowances	30.9	31.0	23.9
Short-term timing differences	(2.3)	(2.1)	(4.5)
	28.6	28.9	19.4

Factors that may affect future tax charges

Provision has not been made for tax that would arise in the event of distributions being made out of residual profits of overseas subsidiaries where there is no plan to make such distributions.

In the event of a sale of the brands at their book value (see note 13), there would be no corporation tax payable on chargeable gain arising due to the availability of indexation allowances and capital losses. The directors have no intention of selling the brands.

In the event of a sale of non-qualifying properties at their net book value (see note 14), no liability is expected to arise due to the availability of indexation allowances and capital losses.

Deferred taxation arising on the pension schemes is excluded from the above and shown within the net pension scheme deficit (note 29).

There is no other unprovided deferred tax.

24. Other Provisions for Liabilities and Charges

	Restructuring and redundancy	Onerous leases	Decommissioning	Other	Total
	£m	£m		£m	£m
At 3 May 2003	9.9	1.5	3.6	2.5	17.5
Charged to profit and loss account	7.2	3.0	2.1	4.1	16.4
Utilised in year	(10.3)	(0.7)	—	0.1	(10.9)
Disposed with subsidiary	—	—	—	(0.5)	(0.5)
At 1 May 2004	6.8	3.8	5.7	6.2	22.5
Charged to profit and loss account	24.2	(0.1)	1.2	2.3	27.6
Utilised in year	(12.9)	(1.7)	—	(0.7)	(15.3)
Disposed with subsidiary	—	—	—	—	—
At 30 April 2005	18.1	2.0	6.9	7.8	34.8

The majority of the restructuring and redundancy provision costs are expected to be incurred during the next financial year.

The costs associated with the onerous lease provisions will be incurred over a number of years, in accordance with the length of the leases. The provisions have been calculated using discount rates 0% to 5%.

The decommissioning provision represents the present value of costs of dismantling and removal of assets and restoring the sites on which they are located arising as a result of contractual obligations on yielding up of leasehold properties at the end of their lease term. The provisions have been calculated using a discount rate of 5%. The unwind of the discount is charged to other financing income/(charge).

Other provisions include dilapidations, litigations, pension related liabilities and minor customer claims. Costs associated with these provisions will be incurred within the next one to ten years.

25. Commitments Under Finance Lease Agreements

Future commitments under finance lease agreements are as follows:

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Amounts payable:			
Within 1 year	0.7	0.9	0.8
Between 2 and 5 years	1.7	2.0	1.5
After more than 5 years	0.1	1.3	0.5
	2.5	4.2	2.8
Less interest and finance charges relating to future periods	(0.4)	(0.6)	(0.1)
	2.1	3.6	2.7

26. Commitments Under Operating Leases

The group had annual commitments under non-cancellable operating leases as set out below:

	At 3 May 2003		At 1 May 2004		At 30 April 2005	
	Land and buildings	Plant, equipment and motor vehicles	Land and buildings	Plant, equipment and motor vehicles	Land and buildings	Plant, equipment and motor vehicles
	£m	£m	£m	£m	£m	£m
Operating leases which expire:						
Within 1 year	0.8	1.2	0.7	1.3	0.7	2.2
Between 2 to 5 years	4.9	7.0	2.3	5.4	2.0	3.9
After more than 5 years	12.8	0.1	12.8	0.1	14.4	0.7
	18.5	8.3	15.8	6.8	17.1	6.8

27. Share Capital

	At 3 May 2003		At 1 May 2004		At 30 April 2005	
	Number	£	Number	£	Number	£
Authorised						
"A" Ordinary shares of £0.01 each	16,723,684	167,237	16,723,684	167,237	16,723,684	167,237
Ordinary shares of £0.01 each	1,750,000	17,500	1,750,000	17,500	1,750,000	17,500
	18,473,684	184,737	18,473,684	184,737	18,473,684	184,737
Allotted, called up and fully paid						
"A" Ordinary shares of £0.01 each	15,800,000	158,000	15,800,000	158,000	15,800,000	158,000
Ordinary shares of £0.01 each	1,562,500	15,625	1,562,500	15,625	1,562,500	15,625
	17,362,500	173,625	17,362,500	173,625	17,362,500	173,625

There are no differences between the rights and restrictions of the "A" Ordinary shares and the Ordinary shares.

28. Movement in Share Capital and Reserves

	Share Capital	Share premium account	Profit & loss account	Pension reserve	Investment in own shares	Total
	£m	£m	£m	£m	£m	
At 3 May 2003	0.2	17.2	(67.4)	(515.3)	(0.1)	(565.4)
(Loss)/gain for the year	—	—	(44.7)	(11.7)	0.1	(56.3)
Actuarial gain recognised on the pension schemes	—	—	—	1.6	—	1.6
Foreign exchange differences	—	—	(1.1)	—	—	(1.1)
At 1 May 2004	0.2	17.2	(113.2)	(525.4)	—	(621.2)
(Loss)/gain for the year	—	—	(0.3)	176.2	(0.1)	175.8
Actuarial gain recognised on the pension schemes	—	—	—	133.4	—	133.4
Foreign exchange differences	—	—	—	—	—	
At 30 April 2005	0.2	17.2	(113.5)	(215.8)	(0.1)	(312.0)

RHM Group Employees' Benefit Trust ('EBT')

In March 2002 the company established an EBT to distribute shares in the company held by departing employees for the benefit of future and existing employees.

The EBT is funded by means of an interest free loan from a subsidiary company. A dividend waiver is in place on all shares held by the EBT.

As at 30 April 2005, the Trustee of the EBT held 40,329 ordinary shares in the capital of the company (2004: 17,155; 2003: 73,438 shares). The value of the company's shares held by the Trustee of the EBT at 30 April 2005 was £0.6m (2004: £nil; 2003: £0.1m), based on the external valuation of the year-end.

29. Pension and Other Post Retirement Benefits

UK Scheme

The group operates one main pension scheme for its UK employees which is a defined benefit scheme. The scheme's assets are held separately from the assets of the group and are administered by trustees and managed professionally.

The latest formal valuation of the scheme was made at 5 April 2002. This was updated to take account of the requirements of FRS 17 in order to assess the assets and liabilities of the scheme as at 1 May 2004. Subsequently, a new full actuarial valuation has been carried out for the Group specifically for FRS 17 purposes. This was carried out as at 1 May 2004 and has been updated by a qualified actuary to 30 April 2005 for the purposes of these accounts.

During the year the group undertook a review of its UK pension arrangements and made a number of decisions that have affected the scheme. The principal changes related to decisions taken by the Board in early June 2004. These were: to cease the practice of granting enhanced early retirement pensions; to freeze pensionable pay for a number of years; and to cease the practice of granting discretionary pension increases to certain members.

The impact of these decisions on the finances of the scheme is relatively significant and, hence, their effect on the FRS 17 results has been measured appropriately as at 8 June 2004, the date on which the Board agreed to their implementation. In particular, the actuarial assumptions used to measure the impact have been updated to reflect market conditions at that time.

A provision has also been made for the unfunded pension liability arising in respect of certain employees, whose earnings were above the permitted maximum as defined in Section 590C ICTA 1988.

Ireland Schemes

The companies in the group based in Ireland contribute to two separate defined benefit plans covering most employees. The assets of the plans are held in separate funds administered by trustees. The latest actuarial valuations of the plans were as at 1 May 2002 and 6 April 2003.

Other Schemes

Other companies outside the United Kingdom and Ireland operate defined benefit plans or consider that state benefits are adequate. Full provision is made for liabilities arising under defined benefit schemes, as calculated in accordance with actuarial advice.

Assumptions

The major assumptions used by the actuaries were:

	At 27 April 2002	At 3 May 2003	At 1 May 2004	At 30 April 2005
Rate of increase in salaries	4.20%	3.50%	3.90%	3.20%(1)
Rate of increase benefits in payment(2)	3.25%	3.25%	3.40%	3.25%
Discount rate	5.90%	5.50%	5.70%	5.40%
Inflation assumption	2.70%	2.50%	2.90%	2.70%

Notes:

(1) Pensionable salary increases are assumed to be nil for 4 years and 3.2% thereafter.

(2) In respect of pensions earned between April 1997 and April 2005 where increases are linked to RPI with a 3% minimum. Other levels of increase are largely fixed and are valued accordingly. Deferred benefits are also valued at these rates.

(3) The corresponding assumptions used at 8 June 2004 were: long-term pensionable salary increases 3.5%; benefit increases 3.4%; discount rate 5.9%, inflation 3.0%.

(4) The assumptions are expressed as appropriately weighted averages.

The total assets in the schemes, the expected rates of return and the present value of the schemes' liabilities were:

	Long-term rate of return expected at 30 April 2002	Value at 30 April 2002	Long-term rate of return expected at 3 May 2003	Value at 3 May 2003	Long-term rate of return expected at 1 May 2004	Value at 1 May 2004	Long-term rate of return expected at 30 April 2005	Value at 30 April 2005
		£m		£m		£m		£m
Equities	7.7%	892.0	7.6%	761.5	7.6%	841.8	7.6%	874.4
Bonds	5.4%	552.0	4.9%	508.4	5.3%	552.5	4.9%	577.8
Property	—	—	—	—	7.6%	34.9	7.6%	60.3
Other	2.7%	9.0	2.8%	6.6	2.9%	6.6	2.7%	28.0
Total market value of assets		1,453.0		1,276.5		1,435.8		1,540.5
Present value of schemes' liabilities		(1,668.0)		(1,791.8)		(1,961.2)		(1,848.0)
Deficit in the schemes		(215.0)		(515.3)		(525.4)		(307.5)
Related deferred tax asset (Note 10)		65.0		—		—		91.7
Net pension liability		(150.0)		(515.3)		(525.4)		215.8

Notes:

(1) The assumptions for all schemes are expressed as asset weighted averages.

(2) The corresponding assumptions used as at 8 June 2004 were: Equities 8.2%; Bonds 5.5%; Property 8.2%; and Other 3.0%.

(3) The deficit within the main UK scheme included within the above figures for 2005 is £303m (2004: £520.1m; 2003: £510.0m; 2002: £214.0m).

Tax relief will be claimed on future contributions made to the pension schemes by the companies within the group when those contributions are paid.

The directors consider it appropriate, based on current year results and future projections, to include a related deferred tax asset in respect of the schemes' deficits as at 30 April 2005. This has not been the case in prior years. The unrecognised potential deferred tax asset on the deficit was £157.6m at 1 May 2004 and £154.6m at 3 May 2003.

Movement in deficit during the year

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Deficit in the schemes at the beginning of the year	(215.0)	(515.3)	(525.4)
Movement in the year:			
Current service cost	(33.8)	(34.1)	(23.0)
Curtailment credit due to benefit change	—	—	53.7
Curtailment due to disposal of subsidiaries	—	—	(3.5)
Increase in liabilities due to redundancies during the year	—	—	(2.2)
Employer contributions	32.8	38.0	48.0
Contribution in respect of disposal of subsidiaries	—	—	11.6
Contribution in respect of enhanced benefits on redundancy	—	—	1.0
Other financing income/(charge)	0.1	(15.6)	(1.1)
Actuarial (loss)/gain	(299.4)	1.6	133.4
Deficit in the schemes at the end of the year	(515.3)	(525.4)	(307.5)

Analysis of the amount charged to operating profit

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Periodic costs			
Current service cost (note 7)	33.8	34.1	23.0
Non-periodic costs			
Curtailment credit due to benefit change	—	—	(53.7)
Curtailment due to disposal of subsidiaries	—	—	3.5
Total FRS 17 operating charge/(income)	33.8	34.1	(27.2)
Increase in liabilities due to redundancies during year	—	—	2.2

Analysis of the amount credited to other financing (charge)/income

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Expected return on pension schemes' assets	97.6	81.7	99.2
Interest on pension schemes' liabilities	(97.5)	(97.3)	(100.3)
Net return	0.1	(15.6)	(1.1)

Analysis of amount recognised in the statement of total recognised gains and losses

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
	£m	£m	£m
Actual return less expected return on pension schemes' assets	(243.1)	106.6	18.3
Experience gains and losses arising on the schemes' liabilities	(0.7)	(108.8)	40.3
Changes in the assumptions underlying the present value of the schemes' liabilities	(55.6)	3.8	74.8
Actuarial (loss)/gain recognised in the statement of total recognised gains and losses	(299.4)	1.6	133.4

The "Changes in assumptions" line item shown above includes allowances for freezing pensionable pay and also the ceasing of the practice of providing discretionary pension increases from 8 June 2004. These gave rise to credits of approximately £69.3m and £33.9m respectively.

History of experience gains and losses

	Year ended 3 May 2003	Year ended 1 May 2004	Year ended 30 April 2005
Difference between the expected and actual return on schemes' assets:			
Amount (£m)	(243.1)	106.6	18.3
Percentage of schemes' assets at the end of the year	(19.0%)	7.4%	1.2%
Experience gains and losses on schemes' liabilities:			
Amount (£m)	(0.7)	(108.8)	40.3
Percentage of schemes' liabilities at the end of the year	(0%)	(5.5%)	2.2%
Actuarial (loss)/gain recognised in the statement of total recognised gains and losses:			
Amount (£m)	(299.4)	1.6	133.4
Percentage of schemes' liabilities at the end of the year	(16.7%)	0.1%	7.2%

30. Capital Commitments

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Contracts placed for future capital expenditure not provided in the financial statements	12.3	24.7	15.7

31. Contingent Liabilities

There were no material contingent liabilities at 30 April 2005, 1 May 2004 or 3 May 2003.

32. Ultimate Controlling Party

Doughty Hanson & Co Limited is the immediate and ultimate controlling party of RHM Group One Limited.

33. Related Party Transactions

In August 2000 the group issued £292.5m unsecured subordinated loan notes to a series of limited partnerships whose General Partner is Doughty Hanson & Co Limited and to certain Doughty Hanson co-investors. Interest is chargeable at a rate of 10% per annum compounding on 31 October and 30 March each year. Interest is not payable until the maturity of the loan notes on 31 August 2014 or upon earlier redemption of the loan notes with the permission of noteholders holding the majority of notes then outstanding. The outstanding balances are as follows:

	At 3 May 2003	At 1 May 2004	At 30 April 2005
	£m	£m	£m
Principal and compounded unpaid interest	376.3	414.9	457.4
Accrued interest	3.5	3.6	3.9
	379.8	418.5	461.3

Ms J Vazanova, Mr K J Terry, Mr J J M Leahy and Mr R P Hanson, who were employed by Doughty Hanson & Co Managers Ltd, received no remuneration for their services as directors of RHM Group One Ltd, but hold an indirect interest in 'A' Ordinary shares through Doughty Hanson Funds or, in the case of J Leahy, through Doughty Hanson co-investment schemes:

	Ordinary shares as at 3 May 2003	Ordinary shares as at 1 May 2004	Ordinary shares as at 30 April 2005
R P Hanson*	20,819	20,819	20,819
J Vazanova*	1,621	1,621	1,621
K J Terry	5,204	5,204	—
J J M Leahy	—	—	Nil

* Held indirectly through an employee co-investment scheme for officers and staff of subsidiaries of Doughty Hanson and Co.

In addition R P Hanson and J Vazanova have interests in the Unsecured Subordinated Loan Notes of RHM Group Two Ltd as follows:

	Nominal interests as at 3 May 2003	Nominal interests as at 1 May 2004	Nominal interests as at 30 April 2005
	£'000	£'000	£'000
R P Hanson	385	385	385
J Vazenova	30	30	30

34. Post Balance Sheet Events

As part of an intra-group reorganisation the Company acquired a new shelf company called RHM Group Holding Ltd on 20 May 2005. On 27 May 2005 the Company transferred its shareholding in RHM Group Two Ltd to RHM Group Holding Ltd in exchange for the issue of 299,999,999 ordinary shares of £1 each by RHM Group Holding Ltd.

On 1 July 2005, the Company and RHM Group Holding Limited entered into a multicurrency term and revolving facilities agreement arranged and underwritten by Credit Suisse and The Royal Bank of Scotland plc (the "Lenders") whereby the lenders have agreed to provide up to £900 million in four facilities:

- Facility A, a term loan facility of up to £250 million;
- Facility B1, a term loan facility of up to £250 million;
- Facility B2, a term loan facility of up to £250 million;
- Facility C, a multicurrency revolving credit facility of up to £150 million.

On 1 July the Company changed its name to RHM plc and re-registered as a public company. On the same date the existing share capital was split under a 10 for 1 arrangement in preparation for the public offering. The authorised share capital of RHM plc was increased to £550,000.00 by creating a further 365,263,160 Ordinary Shares of £0.001 each. The Company's articles of association were changed accordingly.

Directors who resigned:

J J M Leahy (29 June 2005)
J Vazanova (29 June 2005)

35. List of Subsidiary and Associate Undertakings

With the exception of RHM Group Two Limited, which is owned 100% by RHM Group One Limited, all shares in group companies are held indirectly by RHM Group One Limited.

	Nature of business	Country of incorporation	Holding	Class of share
Trading companies				
Avana Bakeries Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
British Bakeries Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Centura Foods Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Charnwood Foods Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
Golden West Foods Ltd*(a)*	Food manufacture and distribution	England and Wales	100%	Ordinary
Golden West Foods NV*(a)*	Food manufacture and distribution	Belgium	100%	Ordinary
Granary South Pacific (PTY) Ltd	Food manufacture and distribution	Australia	100%	Ordinary
Hayden's Bakeries Ltd*(e)*	Food manufacture and distribution	England and Wales	100%	Ordinary
Heligold SL*(b)*	Food manufacture and distribution	Spain	70%	Ordinary
Kildorough Ltd*	Food manufacture and distribution	Ireland	100%	Ordinary
Le Pain Croustillant Ltd*	Food manufacture and distribution	England and Wales	100%	'A'&'B' Ordinary
Manor Bakeries Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Martine Specialites S.A.S*	Food manufacture and distribution	France	100%	Ordinary
Pasta Foods Ltd*(g)*	Food manufacture and distribution	England and Wales	100%	Ordinary
R.F. Brookes Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
Rank Hovis Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
RGB Coffee Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
RHM Foodservice Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
RHM Frozen Foods Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
RHM Ingredients Ltd*(l)*	Food manufacture and distribution	England and Wales	100%	Ordinary
RHM Ireland Ltd*	Food manufacture and distribution	Ireland	100%	Ordinary
RHM Technology Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Robertson's — Ledbury Preserves Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
S.T.I. (U.K.) Ltd*(a)*	Food manufacture and distribution	England and Wales	97%	Ordinary
Sofrapain S.A.S*	Food manufacture and distribution	France	100%	Ordinary
Three Cooks Ltd*(e)*	Food manufacture and distribution	England and Wales	100%	Ordinary
Intermediate holding companies and other subsidiaries				
CF (IP) Ltd	Intellectual property holding	England and Wales	100%	Ordinary
London Superstores Ltd	Intermediate holding company	England and Wales	100%	Ordinary
MB (IP) Ltd	Intellectual property holding	England and Wales	100%	Ordinary
Phoneridge Limited	Property company	England and Wales	100%	Ordinary
Ranks Hovis McDougall Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHBB (IP) Ltd	Intellectual property holding	England and Wales	100%	Ordinary
RHM Finance Ltd*	Finance company	Cayman Islands	100%	Ordinary
RHM Food Solutions Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHM Foodbrands+ Ltd*	Intermediate holding company	England and Wales	100%	Ordinary
RHM Group Three Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHM Group Two Ltd	Intermediate holding company	England and Wales	100%	Ordinary

	Nature of business	Country of incorporation	Holding	Class of share
RHM Holdings Ireland Ltd*	Intermediate holding company	Ireland	100%	Ordinary
RHM Ingredients (Europe) Ltd*(l)*	Intermediate holding company	England and Wales	100%	Ordinary
RHM Group Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHM Overseas Ltd*	Intermediate holding company	England and Wales	100%	Ordinary
RHM Property Company (Ayr) Ltd*(j)*	Property company	England and Wales	100%	Ordinary
RHM Property Company (Cambridge) Ltd*(j)*	Property company	England and Wales	100%	Ordinary
RHM Property Company One Ltd*(a)(j)*	Property company	England and Wales	100%	Ordinary
RHM Property Holding Company Ltd*(m)*	Property company	England and Wales	100%	'A' Ordinary
RHM Property Holding Company Ltd*(m)*	Property company	England and Wales	0%	'B' Ordinary
TGP 182 Ltd*(a)*		England and Wales	100%	Ordinary
Non trading companies				
Alpha Cereals Unlimited*	Dormant	England and Wales	100%	Ordinary
Associated Family Bakers (Surrey) Ltd*	Dormant	England and Wales	100%	Ordinary
Associated Family Bakers (Surrey) Ltd*	Dormant	England and Wales	100%	Preference
Atora Ltd*	Dormant	England and Wales	100%	Ordinary
Atora Merchandising (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Avana Group (Trustees) Ltd	Dormant	England and Wales	100%	Ordinary
Bisto (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Bisto Foods Ltd*	Dormant	England and Wales	100%	Ordinary
Bisto Ltd*	Dormant	England and Wales	100%	Ordinary
Brand & Co., Ltd*	Dormant	England and Wales	100%	Ordinary
Cerebos (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Cerebos Ltd*	Dormant	England and Wales	100%	Ordinary
Charnwood Foods SL*(c)*	Dormant	Spain	100%	Ordinary
Dri-Fri Ltd*(l)*	Dormant	England and Wales	100%	Ordinary
European Food Solutions Ltd	Dormant	England and Wales	100%	Ordinary
Federal Bakeries Ltd*	Dormant	England and Wales	100%	Ordinary
Fleming Howden Ltd*	Dormant	England and Wales	100%	Ordinary
Food Brands Plus Ltd	Dormant	England and Wales	100%	Ordinary
Frank Cooper Ltd*	Dormant	England and Wales	100%	Ordinary
Gateaux Ltd*	Dormant	Ireland	100%	Ordinary
Glassflat Ltd*(a)(c)*	Dormant	England and Wales	100%	Ordinary
Global Dough Partners Ltd	Dormant	England and Wales	100%	Ordinary
Grocery International Ltd*	Dormant	England and Wales	100%	Ordinary
Grocery Logistics Ltd*	Dormant	England and Wales	100%	Ordinary
Holgran Ltd*(f)**	Dormant	England and Wales	100%	Ordinary
Hovis Ltd*	Dormant	England and Wales	100%	Ordinary
J.A. Sharwood & Co., Ltd*	Dormant	England and Wales	100%	Ordinary
JA Sharwood & Co., (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
RHM SC One Ltd*(k)*	Dormant	England and Wales	100%	Ordinary
James Robertson & Sons Ltd*	Dormant	England and Wales	100%	Ordinary
Joseph Rank Ltd*	Dormant	England and Wales	100%	Ordinary
Kevany Ltd*	Dormant	Ireland	100%	Ordinary
Lyons Cakes Ltd*	Dormant	England and Wales	100%	Ordinary
Manor Caterers Ltd*(i)**	Dormant	England and Wales	100%	Ordinary
Martine Polska Z.o.o.*(d)**	Dormant	Poland	100%	Ordinary
McDougalls Foods Ltd*	Dormant	England and Wales	100%	Ordinary
McDougalls Ltd*	Dormant	England and Wales	100%	Ordinary
Mr Kipling Ltd*	Dormant	England and Wales	100%	Ordinary
Ormeau Bakery Ltd*	Dormant	England and Wales	100%	Ordinary
Paxo (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Paxo Ltd*	Dormant	England and Wales	100%	Ordinary
R F Foods Limited	Dormant	England and Wales	100%	Ordinary
RHM Bread Bakeries Limited*	Dormant	England and Wales	100%	Ordinary
RHM Consumer Brands Limited*	Dormant	England and Wales	100%	Ordinary
RHM Customer Solutions Limited	Dormant	England and Wales	100%	Ordinary
RHM Direct Deliveries Ltd	Dormant	England and Wales	100%	Ordinary
RHM European Food Solutions Ltd	Dormant	England and Wales	100%	Ordinary
RHM Food Brands Plus Ltd*	Dormant	England and Wales	100%	Ordinary
RHM Foods Limited	Dormant	England and Wales	100%	Ordinary
RHM Group Four Ltd	Dormant	England and Wales	100%	Ordinary
RHM Group Trustee Ltd	Corporate Trustee	England and Wales	100%	Ordinary
RHM Pension Trust Ltd	Corporate Trustee	England and Wales	100%	Ordinary
RHM Pension Trustees Ltd	Dormant	England and Wales	100%	Ordinary
RHM Trustees Ltd	Dormant	England and Wales	100%	Ordinary
Robertson Foods Ltd*	Dormant	England and Wales	100%	Ordinary
Saxa (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Sebon Ltd*	Dormant	England and Wales	100%	Ordinary
Sitoni Foods Ltd	Dormant	England and Wales	100%	Ordinary
Supreme Salt Company Ltd*	Dormant	England and Wales	100%	Ordinary
Enjoy Organic Company Ltd*(h)*	Food manufacture and distribution	England and Wales	100%	Ordinary

	Nature of business	Country of incorporation	Holding	Class of share
The Family Loaf Bakery Ltd*	Dormant	England and Wales	100%	'A'&'B' Ordinary
The Family Loaf Bakery Ltd*	Dormant	England and Wales	93.6%	Preference
The Yorkshire Pudding Company Ltd . . .	Dormant	England and Wales	100%	Ordinary
Tiffany Foods Ltd	Dormant	England and Wales	100%	Ordinary
Tiffany Sharwood's Frozen Foods Ltd . . .	Dormant	England and Wales	100%	Ordinary
Associates				
Staper Ltd		England and Wales	50%	'B'Ordinary

(a) Sale of Golden West Food logistics and bakery business on 23 April 2005

(b) Sold 10 March 2005

(c) Ceased trading 15 April 2005

(d) Liquidated 31 August 2004

(e) Sold 1 July 2003

(f) Ceased trading 1 May 2004

(g) Sold 3 November 2003

(h) Ceased trading 4 May 2003

(i) Sold 7 November 2003

(j) Acquired on 27 April 2004

(k) Changed name from James Marshall (Glasgow) Ltd on 21 November 2003

(l) Sold 9 May 2002

(m) Acquired on 27 April 2004. The "A" ordinary shares held by group control 99.5% of the voting rights

* Subsidiaries of Foodbrands+ Limited

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
RHM plc
Chapel House
Liston Road
Marlow
SL7 1TJ

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

4 July 2005

RHM plc — Special Purpose Restated Consolidated Financial Information for the year ended 30 April 2005

We report on the special purpose restated financial information set out on pages 139 to 183 for the year ended 30 April 2005. This has been prepared in anticipation of the transition of RHM plc ("the Company") to accounting standards endorsed for use by EU entities required to comply with Regulation EC 1606/2002 ("Accounting standards as adopted for use in the EU") (the "2005 restated financial information") on the basis described in Note 1, following the recommendations of the Committee of European Securities Regulators ("CESR") for companies preparing one-year financial information for inclusion in prospectuses (reference: CESR/05~054b). As set out in Note 1, that basis may differ from the basis applicable if the 2005 restated financial information comprised the first financial statements of the Company under accounting standards as adopted for use in the EU and from the basis which will be adopted for the 2005 comparative financial information in the Company's 2006 financial statements prepared for the first time under accounting standards as adopted for use in the EU.

Responsibility

The Directors of RHM plc are responsible for preparing the special purpose restated consolidated financial information.

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the accounting principles used and significant estimates and judgments made by those responsible for the preparation of the underlying financial statements, as well as evaluating the overall financial statement presentation and whether the policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the 2005 restated financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the 2005 restated financial information gives, for the purposes of the prospectus dated 4 July 2005, a true and fair view of the state of affairs of RHM plc as at 30 April 2005 and of its profit and cash flows for the year then ended in accordance with the basis set out in Note 1.

Declaration

We are responsible for this report. To the best of our knowledge and belief (having taken all reasonable care to ensure that this is the case) the information contained in this report is in accordance with the facts and does not omit anything likely to affect its import.

Yours faithfully

PricewaterhouseCoopers LLP

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 APRIL 2005

	Notes	Year ended 30 April 2005
		£m
Continuing operations		
Revenue	3	1,527.5
Cost of sales	6	(989.3)
Gross profit		538.2
Distribution costs	6	(283.8)
Administrative expenses	6	(98.1)
Other operating income		1.9
Operating profit before restructuring costs		158.2
Gain on pension curtailment	4	47.3
Gain on sale of properties	4	21.7
Other restructuring costs	4	(45.0)
Operating profit	5	182.2
Finance costs	9	(118.5)
Share of results of associates	15	—
Profit on ordinary activities before taxation		63.7
Tax credit on profit on ordinary activities	10	11.9
Tax credit on pension liability	10	95.8
Profit for the year from continuing operations		171.4
Discontinued operations		
Profit for the year from discontinued operations	11	19.5
Profit for the year		190.9
Attributable to:		
Equity holders		191.0
Minority interests		(0.1)
		190.9
Earnings per share (expressed in pence)		
Basic		
Continuing operations		99.0
Discontinued operations	12	11.3
Total		110.3
Diluted		
Continuing operations		97.9
Discontinued operations	12	11.2
Total		109.1

The financial information above may not be representative of the future income statements as the historical financing and capital structure does not reflect the future capital structure.

CONSOLIDATED BALANCE SHEET
FOR THE YEAR ENDED 30 APRIL 2005

	Notes	At 30 April 2005
		£m
Non-current assets		
Property, plant & equipment	14	425.3
Goodwill	13	150.2
Other intangible assets	13	328.3
Investment in associates	15	0.4
Other debtors	16	0.9
Deferred tax asset	22	61.6
		966.7
Current assets		
Inventories	17	69.4
Trade and other receivables	16	179.9
Other taxes receivable	16	12.0
Deferred tax asset	22	14.8
Other debtors	16	5.4
Prepayments & accrued income	16	8.2
Cash & cash equivalents	18	87.8
		377.5
Non-current assets held for sale	14	5.6
		383.1
Current liabilities		
Trade & other payables	19	283.3
Corporation tax	19	2.1
Obligations under finance leases	24	1.2
Borrowings	20	20.6
Short-term provisions	23	22.1
		329.3
Net current assets		53.8
Total assets less current liabilities		1,020.5
Non-current liabilities		
Borrowings	20	990.8
Accruals, deferred income and other creditors	19	8.9
Obligations under finance leases	24	3.8
Pension obligation	26	321.1
Long term provisions	23	12.7
		1,337.3
Net liabilities		(316.8)
Equity		
Called-up share capital	25	0.2
Share premium account	25	17.2
Own shares	25	(0.1)
Pension reserve	25	(321.1)
Accumulated losses	25	(13.1)
Capital & reserves attributable to the Company's equity holders		(316.9)
Minority interest		0.1
Total equity		(316.8)

The financial information above may not be representative of the future balance sheets as the historical financing and capital structure does not reflect the future capital structure.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 APRIL 2005

		Attributable to equity shareholders of the company						
	Notes	Share capital	Share premium	Own shares	Pension reserve	Accumulated losses	Minority interest	Total equity
		£m	£m	£m	£m	£m	£m	£m
Balance at 1 May 2004		0.2	17.2	—	(538.4)	(119.4)	0.4	(640.0)
Actuarial gains on defined benefit pension schemes	26	—	—	—	132.5	—	—	132.5
Tax on items taken directly to equity								
Net income recognised directly in equity		—	—	—	132.5	—	—	132.5
Profit/(loss) for the year		—	—	(0.1)	84.8	106.3	(0.1)	190.9
Total recognised income for the year		—	—	(0.1)	217.3	106.3	(0.1)	323.4
Minority interest dividends paid		—	—	—	—	—	(0.2)	(0.2)
Balance at 30 April 2005	25	0.2	17.2	(0.1)	(321.1)	(13.1)	0.1	(316.8)

The financial information above may not be representative of the future balance sheets as the historical financing and capital structure does not reflect the future capital structure.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 APRIL 2005

	Notes	Year ended 30 April 2005
		£m
Cash flows from operating activities		
Cash generated from operations	27	117.2
Interest paid		(66.5)
Income tax paid—net		(5.9)
Net cash generated from operating activities		44.8
Cash flows from investing activities		
Purchases of property, plant and equipment (PPE)		(62.5)
Proceeds from sale of PPE		37.0
Pension contribution on sale of subsidiary		(10.6)
Cash disposed of with subsidiary		(6.7)
Proceeds on disposal of subsidiary		78.7
Interest received		2.2
Net cash generated from investing activities		38.1
Cash flows from financing activities		
Increase in short term borrowings		0.8
Capital element of finance leases		(0.8)
Interest element on finance lease		(0.4)
Repayment of secured loan		(203.3)
Proceeds from new loans issued		74.5
Dividends paid to minority interests		(0.2)
Net cash used in financing activities		(129.4)
Net decrease in cash and bank overdrafts		(46.5)
Cash and bank overdrafts at the beginning of the year		134.3
Cash and bank overdrafts at end of the year		87.8

The financial information above may not be representative of the future cash flows as the historical financing and capital structure does not reflect the future capital structure.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION FOR THE YEAR ENDED 30 APRIL 2005

1 Basis of preparation

Following admission, RHM plc will be required to prepare statutory financial statements which comply with accounting standards as adopted for use in the EU in respect of its next financial year, commencing 1 May 2005, (the "2006 financial statements") and subsequently. As a company seeking admission, RHM plc is required to present certain historical financial information in its prospectus on a basis consistent with the accounting policies to be adopted in the financial statements for its next financial year.

In addition to financial information under UK GAAP for the three financial years ended 3 May 2003, 1 May 2004 and 30 April 2005, the Directors of RHM plc (the "Directors") have prepared financial information for the year ended 30 April 2005 (the "underlying financial statements") on the basis expected to be applicable, insofar as this is currently known, to comparative information prepared for inclusion in the first financial statements of the Company prepared in accordance with accounting standards as adopted for use in the EU.

When the 2006 financial statements are prepared, they will be the first financial statements prepared by RHM plc in accordance with accounting standards as adopted for use in the EU and as such will take account of the requirements and options in IFRS 1 (First-time Adoption of International Financial Reporting Standards) as they relate to the 2005 comparatives included therein.

Note 2 below describes how, in preparing the underlying financial statements, the Directors have applied accounting standards as adopted for use in the EU under the first-time adoption provisions set out in IFRS 1 and the assumptions they have made about the standards and interpretations expected to be effective and the policies they expect to adopt in the 2006 financial statements.

However, certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first time adoption may result in a different application of accounting policies in the 2005 restated financial information to that which would apply if the 2005 financial statements were the first financial statements of the Company prepared in accordance with accounting standards as adopted for use in the EU and, if there are subsequent changes to the Standards or Interpretations applicable to the 2006 financial statements, the 2005 restated financial information may require adjustment before constituting the comparative financial information to be included in those 2006 financial statements. Furthermore, the directors of the Company may, in drawing up the 2006 financial statements, make different choices from those which they have assumed in preparing the underlying financial statements with respect to the options in IFRS 1.

RHM plc is not required, by the Prospectus Rules of the Financial Services Authority to prepare, for inclusion in its prospectus, financial information in accordance with accounting standards as adopted for use in the EU for any financial period commencing before 1 January 2004. Accordingly, the Directors have elected not to prepare comparative amounts to accompany the underlying financial statements from which the 2005 restated financial information has been compiled. As a result, the 2005 restated financial information does not include comparative financial information and is therefore not a complete set of financial statements in accordance with accounting standards as adopted for use in the EU.

The underlying financial statements have been prepared in accordance with the recommendations of CESR for the consistent implementation of the European Commission's Regulation on Prospectuses 809/2004 (CESR/05~054b) as to the presentation of one-year information in prospectuses for entities transitioning to accounting standards as adopted for use in the EU.

General information

RHM plc is a company incorporated in the United Kingdom under the Companies Act 1985.

RHM plc (formerly RHM Group One Limited, re-registered as a public company with effect from 1 July 2005) and its subsidiaries (together the "Group") operate in the food manufacturing and distribution industry, principally in the United Kingdom. The Group was acquired by Doughty Hanson from Tomkins Plc on 31 August 2000.

The financial information is derived from the audited consolidated financial statements of RHM plc for the year ended 30 April 2005 to which no adjustment was considered necessary.

The operating companies of the Group are disclosed within Note 32.

2 Summary of significant accounting policies

IFRS 1 exemptions

The financial information has been prepared on the basis of all applicable IFRS, including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) and published by 30 April 2005. These include IFRS endorsed by the EU and those awaiting formal endorsement, as applicable to the 2006 financial statements. As permitted, the Group has also early adopted the amendment to IAS 19 "Employee Benefits" published in December 2004. See Note 33 for details of timing of application of IFRIC 3.

IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied in preparing this financial information.

The Group has taken the following exemptions available under IFRS 1:

(a) to only apply IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement" from 2 May 2005 onward

(b) to allow business combinations which were effected before the IFRS transition date to be exempted from restatement according to IFRS 3 "Business combinations". In addition the Group has elected to continue its treatment of the goodwill on acquisition of foreign entities before 1 May 2004 as the Company's own asset

(c) not to apply IFRS 2 "Share-based payments" on Share based payments as all options were granted prior to 7 November 2002

(d) to apply IAS 21 "The Effects of Changes in Foreign Exchange Rates" prospectively, from the date of transition to IFRS, in relation to the consolidated cumulative translation differences on foreign operations

(e) to apply IFRIC 1 "Changes in Existing Decommissioning, Restoration and Similar Liabilities" prospectively, from the date of transition to IFRS, in relation to changes in a decommissioning, restoration or similar liabilities

The consolidated financial statements of the Group prior to 1 May 2005 had been prepared in accordance with Generally Accepted Accounting Principles in the United Kingdom (UK GAAP). UK GAAP differs in certain respects from IFRS. The reconciliation in Note 33 explains the main differences.

The financial information has been prepared on the historical cost basis. The principal accounting policies adopted are set out below.

Basis of consolidation

Subsidiaries

The consolidated financial information incorporate the financial information of the Company and the entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (discount on acquisition) is credited to the income statement in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities and contingent liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent, unless the minority interests have an obligation to make good these losses.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Segmental reporting

A business segment is a distinguishable component of the group engaged in providing products and services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. Segment reporting reflects the internal management structure and the way the businesses are managed.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and operating cash. They exclude deferred taxation.

Segment liabilities comprise operating liabilities including pension liabilities and exclude items such as taxation and corporate borrowings.

Revenue recognition

Revenue is the value of sales, excluding transactions with or between wholly-owned subsidiaries, after deduction of overrider and other sales related discounts, value added tax and other sales-related taxes. Sales are recognised upon despatch of goods shipped or on receipt of confirmation that services provided have been accepted by the customer, where the sales prices is agreed and collectability is reasonably assured. Shipping and handling costs are included in selling and distribution costs.

Overrider and other sales related discount reserves are calculated based on the expected amounts necessary to meet claims by the Group's customers in respect of these discounts and rebates.

Property, plant and equipment

Property plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, on a straight-line basis, over the useful economic life of that asset as follows:

Computer equipment	3 to 7 years
Motor vehicles	2 to 6 years
Plant and machinery	2 to 20 years
Fixtures and fittings	2 to 15 years
Short leasehold buildings	Length of lease
Freehold and long leasehold buildings	10 to 50 years

Land is not depreciated. Interest on borrowings for fixed assets is not capitalised and is taken to the Income Statement.

Long leasehold buildings are depreciated over the shorter of their useful economic lives (as noted above) and the lease terms.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Assets in the course of construction are depreciated when they have been commissioned and brought into operational use.

Useful economic lives and residual values are reviewed and adjusted, if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the Income Statement.

For leased assets, specific provisions are made for dilapidation if there is a legal obligation to return an asset in a specified condition and a reliable estimate can be made of the cost of fulfilling that obligation.

Intangible assets

Brands

Brands have been assigned values where title is clear, brand earnings are separately identifiable, the brand could be sold separately from the rest of the business and where the brand achieves earnings in excess of those achieved by unbranded products. All brands are acquired and these are not amortised as the directors consider that the brands have an indefinite life, and are not written down unless there is permanent impairment in value below cost (see impairment note below).

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the Income Statement and is not subsequently reversed.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Costs incurred on development projects, relating to the design and testing of new or improved products or processes, are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit.

Computer software costs

Acquired computer software licences and software developed in-house are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of 3 to 7 years.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested for impairment annually and whenever there is an indication that they might be impaired. The option of an indefinite useful life is based on the stability of the industry and the typical life span of a product. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Inventories and work in progress

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing inventories to their present location and condition. Cost is determined using the weighted average cost

method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial information. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Pensions

For defined benefit pension schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the Income Statement and presented in the consolidated statement of changes in equity.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets.

Provisions

Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.

Other provisions are recognised in accordance with IAS 37 "Provisions, contingent liabilities and contingent assets".

Restructuring costs and other operating income

Events which may give rise to the classification of items as restructuring include the restructuring of businesses, the integration of new businesses, and asset impairments. Other operating income consists of rent receivable and royalty income.

Government grants

Government grants relating to property, plant and equipment are treated as deferred income and released to the Income Statement over the expected useful lives of the assets concerned.

Grants from the government are recognised at their fair values where there is a reasonable assurance that the grants will be received and the Group expects to comply with all attached conditions.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between the finance element, which is charged to the Income Statement using the effective interest rate method, and the capital element which reduces the outstanding obligation for future instalments.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Lease incentives received are credited to the income statement on a straight line basis over the term of the leases to which they relate.

Financial Instruments

Treasury policies and management

The financing and liquidity of the group is managed through a central treasury function, which provides a service to subsidiaries. The group's treasury policies are designed to ensure that adequate financial resources are available for the development of the group's businesses, whilst managing currency, key commodity and interest rate risks.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts, which are included within the group offset arrangement.

Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Derivatives and financial instruments

It should be noted that the policy applied for derivatives and financial instruments for the year ended 30 April 2005 is FRS 13 (UK GAAP) in line with the IFRS 1 exemption taken.

The group uses derivative financial instruments to manage its exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates. Derivative instruments used by the group include interest rate swaps, forward currency contracts, forward purchase agreements, futures contracts and currency options. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract. Forward currency contracts, forward purchase agreements, futures contracts and currency options are accounted for as hedges, with the instruments' impact on profit deferred until the underlying transaction is recognised in the income statement.

When a financial instrument ceases to be a hedge, either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the instrument will thereafter be marked to its fair value and any loss accounted for in the financial information.

Financial risk management

Treasury systems and controls have been implemented to ensure compliance with the group's financing arrangements. Liquidity risk is managed by a combination of medium and short term cash

forecasting processes. These processes are designed to ensure that the group is able to operate within the credit facilities available.

Issue costs

Issue costs incurred directly in connection with the issue of debt are capitalised in the balance sheet, reducing the initial carrying value of debt. These costs are released to the income statement over the term of the debt at a constant rate on the carrying amount.

Foreign currencies

Functional and presentation currency

Items included in the financial information of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial information are presented in pounds sterling, which is the Company's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Principal rate of exchange EUR/£

Year end	1.47940
Average	1.46376

Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. This only applies to goodwill from acquisitions occurring after 1 May 2004. Goodwill arising from acquisitions prior to 1 May 2004 continues to be treated as an asset of the acquirer.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and: (a) represents a separate major line of business or geographical area of operations; (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale.

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom precisely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated earlier in this note. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Estimated value and impairment of brands

Brands are not amortised, as it is considered that their useful economic lives are not limited. This policy is appropriate due to the long-term nature of the business and the enduring nature of the brands which are a key part of the strategy of the Group and are supported by investment on an ongoing basis. Their carrying values are reviewed annually by the Directors to determine whether there has been any permanent impairment in value and any such reductions in their values are taken to the income statement.

Deferred tax assets

Deferred tax assets are recognised on the basis of a detailed assessment of the Group's future taxable profits and this assessment relies on key assumptions regarding future activities.

Pension liability

The Group's pension liability, which is assessed each year by actuaries, is based on key assumptions including return on plan assets, discount rates, mortality rates, inflation and future salary and pension costs. These assumptions, individually or collectively, may be different to actual outcomes.

Decommissioning provisions

Decommissioning provisions are based on the estimated future cost of fulfilling a contractual obligation of restoring the leased asset to its original condition. These estimates may differ from actual outcomes.

3 Business and geographical segments

Primary reporting format

Business segments

For management purposes, the Group is organised into three operating divisions—Bread Bakeries Division, Culinary Brands Division, and Cake & Customer Partnerships Division. Cake & Customer Partnerships Division consists of two segments: Cake Brands and Customer Partnerships.

These 4 segments are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Bread Bakeries

RHM's Bread Bakeries division is the largest baker and largest flour miller in the U.K., based on volumes, with a comprehensive brand and product portfolio. It is a vertically integrated manufacturer and distributor of wrapped bread and morning goods marketed under the "Hovis", "Granary", "Mother's Pride" and "Nimble" leading brand names. The division also manufactures and distributes bulk and bagged flour and frozen part-baked products for subsequent bake-off by retailers. Bread Bakeries' U.K. nationwide network of flour mills provides a cost-effective and secure source of the main ingredient in bread and other bakery products.

Culinary Brands

RHM's Culinary Brands division manufactures, markets and distributes a range of leading branded grocery products in the U.K. The division's product portfolio consists of well-known U.K. brands with a strong British heritage, including "Bisto" gravy, "Sharwood's" Asian sauces and accompaniments, "Robertson's" and "Frank Cooper" preserves and "Golden Shred" marmalade, "Atora" suet, the "McDougall's" range of home baking products, "Paxo" stuffing mixes and "Saxa" salt.

Cake Brands

RHM's Cake Brands division is the leading manufacturer of cakes in the U.K., primarily marketed under the "Mr. Kipling", "Cadbury's" and "Lyons" brands.

Customer Partnerships

RHM's Customer Partnerships division is responsible for RHM's strategic relationships with Marks & Spencer and Pizza Hut and for managing certain of RHM's specialist distribution channels, including supplying supermarket chains with frozen pies, ready meals and desserts and distributing the full range of RHM's branded products into the Irish market.

Corporate

Corporate relates to costs incurred or credits received which are not specifically associated with the defined business segments.

These divisions are the basis on which the Group reports its primary segment information.

Discontinued operations relate to the operations of Golden West Foods Group (note 11).

Segment information about the businesses for the year ended 30 April 2005 is presented below.

	Bread Bakeries	Culinary Brands	*Cake Brands*	*Customer Partnerships*	Cake brands and Customer Partnerships	Corporate	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue									
Total sales	788.3	274.8	270.2	252.9	523.1	0.1	**1,586.3**	115.7	1,702.0
Inter-segment sales	(33.4)	(8.7)	(6.2)	(10.4)	(16.6)	(0.1)	**(58.8)**	(0.9)	(59.7)
Sales to third parties	754.9	266.1	264.0	242.5	506.5	—	**1,527.5**	114.8	1,642.3
Result									
Operating profit before restructuring costs	64.4	64.9	18.9	23.6	42.5	(13.6)	**158.2**	14.5	172.7
Restructuring costs	(7.0)	(4.7)	(26.1)	(1.2)	(27.3)	(6.0)	**(45.0)**	—	(45.0)
Gain on pension curtailment	25.4	5.7	12.0	5.2	17.2	(1.0)	**47.3**	4.1	51.4
Gain on sale of properties	6.3	—	(0.6)	0.1	(0.5)	15.9	**21.7**	—	21.7
Gain on sale of subsidiaries	—	—	—	—	—	—	**—**	4.2	4.2
Operating profit	89.1	65.9	4.2	27.7	31.9	(4.7)	**182.2**	22.8	205.0
Finance costs							**(118.5)**	—	(118.5)
Profit before income taxation							**63.7**	22.8	86.5
Tax credit							**107.7**	(3.3)	104.4
Profit for the year							**171.4**	19.5	190.9

	Bread Bakeries	Culinary Brands	*Cake Brands*	*Customer Partnerships*	Cake brands and Customer Partnerships	Corporate	Continuing	Discontinued	Group
Capital additions	19.8	2.8	26.0	10.4	36.4	1.4	**60.4**	1.7	62.1
Depreciation & amortisation	26.3	4.7	12.0	9.8	21.8	0.4	**53.2**	6.3	59.5
Impairment of trade receivables	3.0	—	—	0.4	0.4	—	**3.4**	—	3.4

	Bread Bakeries	Culinary Brands	*Cake Brands*	*Customer Partnerships*	Cake brands and Customer Partnerships	Corporate	Continuing	Discontinued	Group
Assets	500.2	312.4	220.6	147.7	368.3	2.3	**1,183.2**	2.0	1,185.2
Other Liabilities	(156.4)	(33.7)	(55.7)	(44.0)	(99.7)	(23.0)	**(312.8)**	(2.4)	(315.2)
Net Operating Assets	343.8	278.7	164.9	103.7	268.6	(20.7)	**870.4**	(0.4)	870.0
Pension liability	(197.6)	(40.0)	(58.0)	(17.7)	(75.7)	(7.8)	**(321.1)**	—	(321.1)
Investments in associates									0.4
Cash and cash equivalents									87.8
Deferred tax assets									76.4
Borrowings (note 20)									(1,011.4)
Other debtors and creditors									(18.9)
									(316.8)
Total liabilities	(354.0)	(73.7)	(113.7)	(61.7)	(175.4)	(30.8)	**(633.9)**	(2.4)	(636.3)

Secondary reporting format—geographical segments

The Group's operations are located principally in the United Kingdom and the rest of Europe.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods:

Sales by destination (continuing and discontinued)	Year ended 30 April 2005
	£ m
United Kingdom	1,498.0
Rest of Europe	144.3
	1,642.3

By location of assets	Carrying amount of segment assets 30 April 2005	Additions to PP & E and intangibles 30 April 2005
		£m
United Kingdom	1,117.3	61.9
Rest of Europe	67.9	2.4
	1,185.2	64.3

4 Restructuring costs

During the year ended 30 April 2005, the Group disposed of Golden West Foods (note 11).

To the extent that workers could not be redeployed, termination terms were agreed.

In addition to this further restructuring costs were incurred within other group companies as a result of the implementation of a range of cost reduction initiatives.

	Year ended 30 April 2005
	£ m
Gain on pension curtailment	47.3
Gain on sale of properties	21.7
Other restructuring costs—redundancy costs	(27.3)
—restructuring costs	(11.7)
—impairment of tangible fixed assets (note 14)	(6.0)
	(45.0)

The gain on pension curtailment arose due to a benefit change of the pension scheme of £49.9m which was offset by the cost of performing the review of £2.6m. A further £4.1m gain on curtailment was included within the result for discontinued operations.

5 Operating profit

Operating profit has been arrived at after charging (crediting):

	Year ended 30 April 2005
	£m
Staff costs (see note 8)	461.8
Profit on disposal of property, plant and equipment	(25.2)
Net foreign exchange losses	0.1
Research and development costs	3.3
Amortisation of government grants	(0.9)
Depreciation of property, plant and equipment (note 14)	
— Owned assets	55.6
— Finance leases	1.5
Operating lease rentals (note 28)	
— Land and buildings	14.9
— Plant and machinery	7.9
Asset impairment (note 14)	7.4
Amortisation of intangible assets (note 13)	2.4
Auditors' remuneration for audit services	2.1

Amounts payable to PricewaterhouseCoopers LLP by the company and its UK subsidiary undertakings in respect of non-audit services are £6.6m.

During the year the group (including its overseas subsidiaries) obtained the following services from the group's auditor at costs detailed below:

	Year ended 30 April 2005
	£m
Audit services	
Statutory audit	1.5
IFRS audit including project support	0.6
	2.1
Tax services	
Compliance services	0.1
Advisory services	0.2
Other services	
Actuarial consulting support for pension change programme	1.4
Advisory work related to Group restructuring and change management	0.9
Corporate finance support including for sale of Golden West Foods Group	1.3
Captial structure advisory	0.8
IPO related services*	
Reporting accountants	1.6
Other advice and support	0.2
Other services not covered above	0.1
	8.7

* This fee is not charged in arriving at the profit for the year, but is to be deducted from IPO proceeds.

6 Expenses by nature

	Year ended 30 April 2005 £m
Depreciation and amortisation charges	59.5
Repairs and maintenance	43.5
Staff costs (note 8)	461.8
Raw materials and consumables used	523.0
Logistics and Transportation	63.9
Advertising and media costs	27.3
Rent, rates and leasing costs	30.8
Energy and utilities	36.5
Other	124.9
	1,371.2

7 Government grants

Government grants relating to the purchase of property, plant and equipment amounting to £2.2m are included in non-current liabilities and £0.4m in current liabilities as deferred government grants and credited to the income statement on a straight-line basis over the expected lives of the related assets.

8 Staff costs

The average monthly number of staff employed by the Group during the financial period amounted to:

	Year ended 30 April 2005 Number
Bread Bakeries	8,255
Culinary Brands	1,330
Cake Brands	3,987
Customer Partnerships	2,454
Corporate	161
Discontinued	1,228
	17,415

The aggregate payroll costs of the above were:

	Year ended 30 April 2005 £m
Wages and salaries	400.8
Social security costs	40.0
Pension costs-defined benefit plans (note 26)	21.0
	461.8

9 Finance costs

	Year ended 30 April 2005 £m
Interest expense:	
— bank borrowings	(12.9)
— secured bond interest	(51.2)
— loan note interest	(42.8)
— finance lease interest expense	(0.4)
— amortisation of debt issuance costs	(9.5)
— other financing charge	(3.7)
— other	(0.1)
Interest receivable — bank interest	2.1
	(118.5)

Included within amortisation of debt issuance costs is a one-off charge of £4.8m due to the impending capital restructuring of the Group.

10 Tax

	Year ended 30 April 2005 £m
Current tax:	
UK corporation tax	1.2
Foreign tax	1.7
	2.9
Deferred tax (note 22):	
Current year	(11.5)
Deferred tax on pension liability	(95.8)
Total deferred tax	(107.3)
Tax credit on profit on ordinary activities	(104.4)
Tax credit on continuing operations	(11.9)
Deferred tax on pension liability (note 22)	(95.8)
Tax charge on discontinued operations (note 11)	3.3
Total tax credit	(104.4)

Corporation tax is calculated at 30% of the taxable profit for the year.

Taxation for other jurisdictions is calculated at domestic rates prevailing in those countries.

The charge for the year can be reconciled to the profit per the income statement as follows:

Profit before tax (note 3)	86.5
Tax at the UK corporation tax rate of 30%	26.0
Tax effects of expenses that are not deductible in determining taxable profit	1.1
Non-deductible financing costs	0.7
Non-taxable gains on sale of investments	(7.0)
Adjustments in respect of foreign tax rates	(0.5)
Non-taxable gains on disposal of property, plant and equipment	(5.6)
Non-taxable pension adjustment and pension curtailment	(23.3)
Deferred tax on pension liability (note 22)	(95.8)
Total tax credit	(104.4)

11 Discontinued operations

The Group disposed of TGP 182 Ltd and its subsidiaries (Golden West Foods Ltd, Golden West Foods NV, STI (UK) Limited, Glassflat Ltd and Heligold SL) known as the Golden West Group, together with RHM Property Company One Ltd, which owned certain assets used by the Golden West Group companies. Heligold SL was sold on 10 March 2005 (loss on disposal £0.6m) and the remainder of the companies on 23 April 2005 (profit on disposal £4.8m). Total proceeds amounted to £78.7m, net assets sold including goodwill was £74.5m, resulting in a profit on disposal of £4.2m.

Net assets consisted of:

	£m
Total assets	96.4
Total liabilities	(21.9)
Net assets	74.5

Heligold SL was a 70% owned subsidiary and STI (UK) Limited, a 97% owned subsidiary. All other companies sold were wholly owned subsidiaries.

	Year ended 30 April 2005
	£m
Revenue	114.8
Expenses	(96.2)
Profit before tax	18.6
Profit on disposal of discontinued operations	4.2
Attributable tax charge (note 10)	(3.3)
Net profit attributable to discontinued operations	19.5

Cash flows from discontinued operations

	At 30 April 2005
	£m
Net cash flows from operating activities	17.0
Net cash flows from investing activities	26.3
Net cash flows from financing activities	(35.1)
	8.2

12 Earnings per share

From continuing operations

The calculation of the basic and diluted earnings per share is based on the following data:

Basic

Basic earnings per share has been calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of ordinary shares of the Company on admission excluding shares issued for cash and shares held by the Employees' Benefit Trust ("EBT") (note 25).

	At 30 April 2005
Profit attributable to equity holders of the Company	191.0
Weighted average number of ordinary shares on admission (m)	173.2
Basic earnings per share (pence per share)	110.3

Diluted

For diluted earnings per share, the weighted average number of shares is adjusted to assume conversion of all dilutive potential ordinary shares. There is one class of dilutive potential ordinary shares, namely share options granted to a former director (note 30). As both Ordinary and Ordinary "A" shares have identical rights and restrictions separate earnings per share calculations have not been disclosed.

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic EPS	191.0	173.2	110.3
Effect of dilutive securities:			
Share options		1.8	
Diluted EPS	191.0	175.0	109.1

Earnings per share from continuing operations

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic EPS	191.0	173.2	110.3
Profit on sale of subsidiaries	(4.2)		
Tax credit on sale of subsidiaries	(5.4)		
Pre tax profits from discontinued operations	(18.6)		
Tax charge relating to discontinued operations	8.7		
Minority interest on discontinued operations	(0.1)		
Basic EPS from continuing operations	171.4	173.2	99.0
Diluted EPS	191.0	175.0	109.1
Profit on sale of subsidiaries	(4.2)		
Tax credit on sale of subsidiaries	(5.4)		
Pre tax profits from discontinued operations	(18.6)		
Tax charge relating to discontinued operations	8.7		
Minority interest on discontinued operations	(0.1)		
Diluted EPS from continuing operations	171.4	175.0	97.9

Earnings per share from discontinued operations

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic EPS			
Profit on sale of subsidiaries	4.2	173.2	2.4
Tax credit on sale of subsidiaries	5.4		
Pre tax profits from discontinued operations	18.6		
Tax charge relating to discontinued operations	(8.7)		
Minority interest on discontinued operations	0.1		
Basic EPS from discontinued operations	19.6	173.2	11.3
Diluted EPS			
Profit on sale of subsidiaries	4.2	175.0	2.4
Tax credit on sale of subsidiaries	5.4		
Pre tax profits from discontinued operations	18.6		
Tax charge relating to discontinued operations	(8.7)		
Minority interest on discontinued operations	0.1		
Diluted EPS from discontinued operations	19.6	175.0	11.2

Adjusted earnings per share from continued operations

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic EPS	191.0	173.2	110.3
Profit on sale of subsidiaries	(4.2)		
Tax credit on sale of subsidiaries	(5.4)		
Pre tax profits from discontinued operations	(18.6)		
Tax charge relating to discontinued operations	8.7		
Minority interest on discontinued operations	(0.1)		
Gain on pension curtailment	(47.3)		
Other restructuring costs	45.0		
Gain on sale of properties	(21.7)		
Accelerated amortisation of debt issuance costs	4.8		
Tax credit of adjusting items	(13.6)		
Tax credit on pension liability	(95.8)		
Basic EPS from continuing operations	42.8	173.2	24.7
Diluted EPS	191.0	175.0	109.1
Profit on sale of subsidiaries	(4.2)		
Tax credit on sale of subsidiaries	(5.4)		
Pre tax profits from discontinued operations	(18.6)		
Tax charge relating to discontinued operations	8.7		
Minority interest on discontinued operations	(0.1)		
Gain on pension curtailment	(47.3)		
Other restructuring costs	45.0		
Gain on sale of properties	(21.7)		
Accelerated amortisation of debt issuance costs	4.8		
Tax credit of adjusting items	(13.6)		
Tax credit on pension liability	(95.8)		
Diluted EPS from continuing operations	42.8	175.0	24.4

13 Goodwill and other intangible assets

	Goodwill £m	Brands £m	Software £m	Total £m
Cost				
As at 1 May 2004	166.8	323.4	15.0	505.2
Derecognised on disposal of a subsidiary	(16.6)	—	—	(16.6)
Additions	—	1.5	0.7	2.2
As at 30 April 2005	150.2	324.9	15.7	490.8
Accumulated amortisation and impairment				
As at 1 May 2004	—	—	9.9	9.9
Amortisation charge for the year	—	—	2.4	2.4
As at 30 April 2005	—	—	12.3	12.3
Carrying amount				
At 30 April 2005				
Cost	150.2	324.9	15.7	490.8
Accumulated amortisation and impairment	—	—	(12.3)	(12.3)
Net book amount	150.2	324.9	3.4	478.5
At 1 May 2004				
Cost	166.8	323.4	15.0	505.2
Accumulated amortisation and impairment	—	—	(9.9)	(9.9)
Net book amount	166.8	323..4	5.1	495.3

Brand additions for the year ended 30 April 2005 relate to the purchase of the rights of the "Frank Cooper" brand within the food service market.

An impairment review was carried out on the Group's goodwill and brands during the year. This did not result in any impairment being identified.

Amortisation of £2.4m is all included within Administrative expenses.

Goodwill

A segment-level summary of the goodwill allocation is presented below:

	£m
Bread bakeries	25.5
Culinary brands	36.0
Cake brands	60.7
Customer Partnerships	25.8
Corporate	2.2
Total	150.2

Key assumptions used for value-in-use calculations

The recoverable amount of each cash generating unit (CGU) is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the perpetuity approach. Long term growth rate assumption of 2.25% has been used.

Management determined budgeted Earnings before interest and tax (EBIT) based on past performance and its expectations for the future. A single group-wide pre-tax discount rate of 10.7% was used for the goodwill impairment testing.

Average EBIT margins used by segment are as follows:

	%
Bread bakeries	8.3%
Culinary brands	24.2%
Cake brands	6.9%
Customer Partnerships	9.6%

Main brands

RHM's main brands are Bisto (gravy), Hovis Bread (bread) and Mr. Kipling (cakes).

A segment-level summary of the brand values is presented below:

	£m
Bread bakeries	104.5
Culinary brands	188.1
Cake brands	32.3
Total	324.9

The impairment review involves a comparison of the book amount with the higher of the fair value less costs to sell and the value in use. The value in use is measured with reference to discounted cash flows based on future revenue and margin projections. The discount rates used are determined by reference to assessments of brand strengths which depend on various criteria such as market share and brand recognition. The discount rates used in the calculations of value in use for the impairment reviews for brands were between 9.1% and 14.3%.

14 Property, Plant and Equipment

	Freehold and leasehold property	Plant and machinery	Total
	£m	£m	£m
Cost			
At 1 May 2004	334.9	865.8	1,200.7
Additions	19.0	43.1	62.1
Exchange differences	—	0.1	0.1
Reclassifications	(7.4)	(0.1)	(7.5)
Assets disposed of with subsidiaries	(28.5)	(62.4)	(90.9)
Disposals	(23.4)	(43.9)	(67.3)
At 30 April 2005	294.6	802.6	1,097.2
Accumulated Depreciation and Impairment			
At 1 May 2004	97.9	614.0	711.9
Charge for the year	8.9	48.2	57.1
Exchange differences	—	0.1	0.1
Reclassifications	(1.8)	(0.1)	(1.9)
Impairment	1.1	6.3	7.4
Assets disposed of with subsidiaries	(3.2)	(48.2)	(51.4)
Disposals	(9.0)	(42.3)	(51.3)
At 30 April 2005	93.9	578.0	671.9
At 30 April 2005			
Cost	294.6	802.6	1,097.2
Accumulated depreciation and impairment	(93.9)	(578.0)	(671.9)
Net book value	200.7	224.6	425.3
At 1 May 2004			
Cost	334.9	865.8	1,200.7
Accumulated depreciation and impairment	(97.9)	(614.0)	(711.9)
Net book value	237.0	251.8	488.8

Depreciation expense of £45.7m has been charged in cost of sales, £6.3m in distribution expenses and £5.1m in adminstrative expenses.

£6.0m of the total impairment charge of £7.4m was included under restructuring and redundancy costs (note 4). £0.1m of the total charge related to Bread Bakeries, £3.5m to Cake Brands, £0.8m to Corporate and £3.0m to Discontinued operations.

The carrying amount of the Group's freehold and leasehold property includes an amount of £11.5m and plant and machinery includes an amount of £1.8m in respect of assets held under finance leases.

Included in property, plant and equipment are £17.8m of assets under construction, which have not been depreciated.

There is a charge on all fixed assets to secure borrowings.

Properties with a carrying amount of £5.6m were reclassified as non-current assets held for sale during the year since it is management's intention to dispose of them in the near future. Of the total charge, £3.1m relates to Culinary Partnerships, £1.0m to Cake Brands and £1.5m to Corporate.

15 Investment in associates

	£m
At 1 May 2004	0.5
Share of loss	(0.1)
At 30 April 2005	0.4

The Group has a 50% interest in one associate, Staper Ltd which is accounted for using the equity method.

Details of subsidiary companies have been disclosed in note 32.

16 Trade and other receivables

	At 30 April 2005 £m
Trade debtors	183.3
Less: provision for impairment of receivables	(3.4)
Trade receivables—net	179.9
Tax and social security	12.0
Other debtors	6.3
Prepayments and accrued income	8.2
Total	206.4
Analysis of trade and other receivables:	
Non-current	0.9
Current	205.5
	206.4

17 Inventories

	At 30 April 2005 £m
Raw materials	38.4
Work in progress	0.9
Finished goods	30.1
	69.4

All inventories were pledged as security for borrowings.

18 Cash and cash equivalents

	At 30 April 2005 £m
Cash at bank and in hand	137.7
Bank overdrafts	(49.9)
Cash and cash equivalents	87.8

19 Trade and other payables

	At 30 April 2005 £m
Trade payables—non related parties	112.0
Bills of exchange	3.4
Other taxation & social security	15.1
Other creditors	61.3
Accruals & deferred income	100.4
Corporation tax	2.1
	294.3

Trade and other payables principally comprise amounts outstanding for trade purchases and ongoing costs.

The average number of days credit taken by the Group for trade purchases at 30 April 2005 was 39 days.

Analysis of trade and other payables:

	At 30 April 2005 £m
Non-current	
Other creditors	0.3
Accruals & deferred income	8.6
Current	285.4
	294.3

20 Borrowings

	At 30 April 2005 £m
Borrowings	
Non-current	
Bank borrowings (secured)	91.8
Debentures and other loans	899.0
	990.8
Current	
Bank borrowings (secured)	5.3
Debentures and other loans	15.3
	20.6
Total borrowings	1,011.4

Bank and other loans-maturity analysis

	At 30 April 2005	
	Bank loans £m	Other loans £m
Amounts falling due:		
Between 1 and 2 years	7.1	12.6
Between 2 and 5 years	29.4	45.6
Over 5 years	55.3	840.8
	91.8	899.0

Bank and other loans

Description	Term (At 30 April 2005)	Interest rate (At 30 April 2005)	Principal £m
Unsecured Subordinated Loan Notes	2014	10.00%	457.4
Senior Credit Agreement	2011 to 2013	7.25% to 8.25%	97.1
Revolving Credit Facility*	2011	—	—
Secured Loan Notes	2011 to 2020	8.80% to 11.50%	456.2
Other Loans	2005 to 2014	Interest free to 5.69%	0.7
Revolving Credit Facility**	2022	—	—
			1,011.4

* The facility available at 30 April 2005 was £30m. Commitment fees on the undrawn portion are payable at a rate of 0.75%.

** The facility available at 30 April 2005 was £95m. Commitment fees on the undrawn portion are payable at a rate of 0.875%.

The facility available to be drawn upon is reduced by the impact of guarantees and overseas banking facilities. Undrawn facilities at 30 April 2005 were £122.8m.

The Unsecured Subordinated Loan Notes are repayable at nominal value together with accumulated interest in August 2014, or earlier with the permission of noteholders holding the majority of notes then outstanding.

The obligations under the Senior Credit Agreement are required to be guaranteed by each of the members of the group that is party to the agreement. Each charging subsidiary has granted security over substantially all of its assets, including properties, bank accounts, insurances, debts and shares, and a floating charge over all of its assets.

The obligations under the Secured Loan Notes are secured on the assets and cash flows of the subsidiaries of the RHM Foodbrands + Limited and its subsidiaries (note 32).

The principal amounts above exclude interest accumulated but unpaid at 30 April 2005. The interest accruing on the Unsecured Subordinated Loan Notes between the "compounding date" of 30 March and the year end of £3.9 million is a financial liability due over one year. The interest accruing on the Senior Credit Agreement of £nil and the interest and SWAP interest accruing on the Secured Loan Notes of £7.3 million is also a financial liability. All financial liabilities are disclosed within note 21. Unamortised fees of £2.1 million in respect of the Secured Loan Notes and to £0.9 million in relation to the Secured Credit Agreement have been offset against the gross borrowing in the principal amounts above. There are no amortised fees in respect of the Unsecured Subordinated Loan Notes. Unamortised fees are excluded from the financial liabilities within Note 21.

21 Financial Instruments

Objectives, policies and strategies

RHM has the following treasury risks:

- Interest rate
- Liquidity
- Credit
- Foreign exchange
- Key commodity price

RHM makes prudent use, where appropriate, of financial instruments and derivatives (for example interest rate swaps and forward foreign exchange contracts) to manage material financial exposures associated with its trading activity and does not engage in any speculative transactions. Group Treasury monitor all significant currency, interest rate and liquidity risk and ensure appropriate hedging is in place to minimise risk.

Interest rate risk

RHM's policy in respect of exposure to interest rate fluctuations is to use interest rate derivatives in order to hedge, at an appropriate level, interest payable on floating rate notes and senior credit facilities. The overall percentage of fixed rate borrowings to total borrowings was 97% at 30 April 2005.

Liquidity risk

RHM aims to ensure certainty of funding together with a cost effective borrowing structure. The policy is to ensure that projected net borrowing requirements are met by committed facilities.

Details of current long term borrowings and the facilities are disclosed in Note 20. Short-term funding is managed via offset arrangements and drawdowns under the revolving credit facilities.

Credit risk

Surplus cash is invested on short term deposits with AAA rated credit institutions. The Group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history.

Foreign exchange risk

RHM's exposure to foreign exchange risk is restricted to trading activities and is minimal as the group is mainly UK based and sells to mainly UK customers. RHM uses forward exchange contracts and currency options to manage this risk. However it is not a group policy to hedge the translation of overseas results into sterling.

Key commodity price risk

Commodity price risk arises in connection with the purchase of raw materials such as wheat. RHM uses derivatives such as commodity futures contracts and currency options to manage this risk.

Short-term debtors and creditors and onerous lease provisions

Short-term debtors and creditors (other than bank loans, bank overdrafts, other loans and finance leases) and onerous lease provisions of £2.0m have been excluded from all the following disclosures other than the currency risk disclosures. The onerous lease provisions (see note 23) meet the definition of financial liabilities and no interest is paid on these liabilities.

Interest rate risk profile of financial liabilities

The interest rate risk profile of the group's financial liabilities, after taking account of the interest rate swaps used to manage the interest rate profile, was:

	At 30 April 2005		
	Sterling	Euro	Total
	£m	£m	£m
Floating rate financial liabilities	30.4		30.4
Fixed rate financial liabilities	997.1	2.4	999.5
Financial liabilities on which no interest is paid	0.5	0.2	0.7
	1,028.0	2.6	1,030.6

Included in the analysis above, 100% of interest payable on floating rate notes and 71.4% on the senior credit agreement has been fixed in accordance with group policy. Floating rate liabilities relate to short-term overdraft facilities.

Fixed rate financial liabilities

	At 30 April 2005		
	Sterling	Euro	Total
Weighted average interest rate (%)	9.51	4.67	9.50
Weighted average period for which rate is fixed (years)	10	7	10

Financial liabilities on which no interest is paid

Weighted average period to maturity (years)	5	9	6

Interest rate risk profile of financial assets

	At 30 April 2005		
	Sterling	Euro	Total
	£m	£m	£m
Cash at bank and in hand	76.9	10.9	87.8
Floating rate financial asset			87.8

The floating rate financial assets and liabilities are based on LIBID and LIBOR respectively for sterling and EURIBOR for Euro equivalent amounts.

Maturity of financial liabilities

The maturity profile of the carrying amount of the group's financial liabilities was as follows:

At 30 April 2005	Senior credit agreement	Secured loan notes	Other liabilities	Unsecured subordinated loan notes	Total
	£m	£m	£m	£m	£m
Within 1 year or on demand	5.6	22.9	1.4	—	29.9
Between 1 and 2 years	7.3	12.8	1.1	—	21.2
Between 2 and 5 years	29.7	46.0	1.9	—	77.6
Amounts more than 5 years	55.4	383.9	1.3	461.3	901.9
	98.0	465.6	5.7	461.3	1,030.6

Borrowing facilities

The group has committed borrowing facilities (note 20), all of which attract interest on draw-down at a floating rate. The undrawn portion of these facilities attract commitment fees at market rate. The facilities available at year end in respect of which all conditions precedent have been met, were as follows:

	At 30 April 2005
	£m
Expiring in more than two years	122.8

Fair values of financial assets and liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the group's financial assets and financial liabilities at 30 April 2005. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale, and excludes accrued interest other than that expected to be capitalised on Unsecured Subordinated Loan Notes (See note 20). Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates.

	At 30 April 2005	
	Book value	Fair value
	£m	£m
Financial instruments held or issued to finance the Group's operations		
Short-term borrowings	(29.9)	(30.5)
Long-term borrowings	(1,000.7)	(924.3)
Cash at bank and in hand	87.8	87.8
Derivative financial instruments held to manage the interest rate and currency profit		
Interest rate swaps	—	(5.7)

Included in the above analysis are liabilities with a book value of £562.7m which are not traded in an open market. Within this, loans with a book value of £461.3m are particularly sensitive to the discount rate used, as the principal and the total interest compounded over the life of the loan are repayable in one lump sum at the end of the period. In order to establish the fair value of these liabilities, the expected future cash flows were discounted at estimated rates specific to each liability and determined through the consideration of a number of factors including changes in the issuer and the market since issue and the collateral supporting and repayment period of each loan. A discount rate of 14.5% has been applied by taking into account the high coupon payable and reflects the higher risk associated with these loans as a consequence of the significant debt burden in the company. A 1% increase in the discount rate used would result in a reduction of £26.7m in the fair value of the loan as disclosed.

The fair value of the traded loans of £465.6m is calculated on a mark to market basis.

Excluded from the above analysis are onerous lease provisions of £2.0m for which the fair value is equal to the book value.

The fair value of the interest rate swap agreement has been calculated on a mark to market basis.

Short term financial instruments (cash at bank and in hand) have a fair value equal to their book value.

As at the year ended 30 April 2005 the fair value and book value of currency swaps is £nil.

Hedges	Unrecognised		Total net gains/losses
	Gains	Losses	
	£m	£m	£m
Gains and losses on hedges at 2 May 2004	—	(7.2)	(7.2)
Arising in previous years included in income for the year ended 30 April 2005	0.4	—	0.4
Gains and losses not included in income for the year ended 30 April 2005	—	—	—
Arising before 2 May 2004	—	(6.8)	(6.8)
Reversal of a loss arising during the year ended 30 April 2005	1.1	—	1.1
Gains and losses on hedges at 30 April 2005	1.1	(6.8)	(5.7)
Of which:			
Gains and losses expected to be included in income for the year ended 29 April 2006	—	(1.7)	(1.7)
Gains and losses expected to be included in income for the year ended 28 April 2007 or later	—	(4.0)	(4.0)

There are no deferred gains or losses arising in the year ended 30 April 2005.

Currency risk

After taking account of all forward foreign currency financial instruments, all monetary assets and liabilities are denominated in the same currency as the functional currency of the operation involved.

22 Deferred tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

Deferred tax assets:	At 30 April 2005
	£m
—Deferred tax asset to be recovered after more than 12 months	78.3
—Deferred tax asset to be recovered within 12 months	26.8
	105.1
Deferred tax liabilities:	
—Deferred tax liability to be recovered after more than 12 months	16.7
—Deferred tax liability to be recovered within 12 months	12.0
	28.7
Net deferred tax asset	76.4

	At 30 April 2005
	£m
Analysis of deferred tax asset	
Non-current	61.6
Current	14.8
	76.4

The gross movement on the deferred tax asset/(liability) is as follows:

	At 30 April 2005
	£m
At 1 May 2004	29.2
Disposed of with subsidiary	1.7
Credited to the income statement	(107.3)
At 30 April 2005	(76.4)

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities:	Total
	£m
At 1 May 2004	36.4
Credited to the income statement	(9.4)
Disposed of with subsidiary	1.7
At 30 April 2005	28.7

All deferred tax liabilities relate to accelerated tax depreciation.

Deferred tax assets:	Provisions of assets	Pension liability	Total
	£m	£m	£m
At 1 May 2004	(7.2)	—	(7.2)
Credited to the income statement	(2.1)	(95.8)	(97.9)
At 30 April 2005	(9.3)	(95.8)	(105.1)

No deferred income tax was transferred from other reserves to retained earnings.

Deferred income tax assets are recognised for the deficit in the pension scheme liabilities. The recovery of the deferred tax asset is based on future forecasts of taxable profits.

Deferred income tax liabilities have not been recognised for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are either reinvested or, if remitted to the UK, are covered by underlying tax credits, resulting in no additional UK tax.

Provision has not been made for tax that would arise in the event of distributions being made out of residual profits of overseas subsidiaries where there is no plan to make such distributions.

In the event of a sale of the brands at their book value (see note 13), there would be no corporation tax payable on chargeable gains arising due to the availability of indexation allowances and capital losses. The directors have no intention of selling the brands.

In the event of a sale of non-qualifying properties at their net book value (see note 14), no liability is expected to arise due to the availability of indexation allowances and capital losses.

23 Provisions for liabilities and charges

	Restructuring and redundancy	Onerous Leases	Decommissioning	Other	Total
	£m	£m	£m	£m	
At 1 May 2004	6.8	3.8	5.7	6.2	22.5
Charged to the income statement:					
Additional provisions	24.2	—	1.0	2.3	27.5
Unwinding discount	—	—	0.6	—	0.6
Released during the year	(1.3)	(0.3)	—	(0.2)	(1.8)
Utilised during year	(11.6)	(1.5)	(0.4)	(0.5)	(14.0)
At 30 April 2005	18.1	2.0	6.9	7.8	34.8

Analysis of total provisions:

	At 30 April 2005
Non-current	12.7
Current	22.1
	34.8

Restructuring and redundancy

The majority of the restructuring and redundancy provision costs are expected to be incurred in the next financial year.

Onerous Leases

The costs associated with the onerous lease provisions will be incurred over a number of years, in accordance with the length of the leases. Onerous lease provisions have been discounted at rates between 0–5%.

Decommissioning

The decommissioning provision represents the present value of costs of dismantling and removal of assets and restoring the sites on which they are located arising as a result of contractual obligations on yielding up of leasehold properties at the end of their lease terms. The unwinding of the discount is charged to other financing income/charge).

Other

Other provisions include dilapidations, litigation, pension related liabilities and minor customer claims. Costs associated with these provisions will be incurred within the next one to ten years.

Long term liabilities have been discounted using a rate of 5%.

24 Obligations under Finance Leases

	At 30 April 2005	
	Minimum lease payments	Present value of minimum lease payments
	£m	£m
Amounts payable under finance leases:		
Within one year	1.3	1.2
In the second to fifth years inclusive	3.0	2.5
After five years	1.4	1.3
	5.7	5.0
Less: future finance charges	(0.7)	
Present value of lease obligations	5.0	
Analysis of lease obligation		
Current		1.2
Non-current		3.8
		5.0

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is 4 years. For the year ended 30 April 2005, the average effective borrowing rate was 6.5% per cent. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no significant arrangements have been entered into for contingent rental payments.

The majority of the lease obligations are denominated in sterling.

The fair value of the Group's lease obligations approximates to their carrying amount.

The Group's obligations under finance leases are secured by the lessors' charges over the leased assets.

25 Share capital, share premium, own shares and reserves

	Year ended 30 April 2005
	£
Authorised	
16,723,684 "A" ordinary shares of £0.01 each	167,237
1,750,000 ordinary shares of £0.01 each	17,500
	184,737
Issued and fully paid	
15,800,000 "A" ordinary shares of £0.01 each	158,000
1,562,500 ordinary shares of £0.01 each	15,625
	173,625

There are no differences between the rights and restrictions of the "A" Ordinary shares and the Ordinary shares.

	Share Capital	Share premium account	Own shares	Pension reserve	Accumulated losses	Total
	£m	£m	£m	£m	£m	£m
At 1 May 2004	0.2	17.2	—	(538.4)	(119.4)	(640.4)
Actuarial gain recognised in the pension schemes	—	—	—	132.5	—	132.5
Profit for the year	—	—	(0.1)	84.8	106.3	191.0
At 30 April 2005	0.2	17.2	(0.1)	(321.1)	(13.1)	(316.9)

In March 2002 the company established an EBT to distribute shares in the company held by departing employees for the benefit of future and existing employees.

The EBT is funded by means of an interest free loan from a subsidiary of the Group. A dividend waiver is in place on all shares held by the EBT.

As at 30 April 2005, the Trustee of the EBT held 40,329 ordinary shares in the capital of the company. The value of the company's shares held by the Trustee of the EBT at 30 April 2005 was £0.6m, based on the external valuation at the year end.

26 Pension obligations

The Group has elected to adopt the December 2004 amendments to IAS 19 as encouraged by the IASB. In particular, the Group has adopted a policy of recognising all actuarial gains and losses for its defined benefit plans in the period in which they occur, outside the income statement, in the consolidated statement of changes in equity.

UK Scheme

The Group operates one main pension scheme for its UK employees which is a defined benefit scheme. The scheme's assets are held separately from the assets of the Group and are administered by trustees and managed professionally.

The latest formal actuarial valuation of the scheme was made at 5 April 2002. This was updated to take account of the requirements of FRS 17 in order to assess the assets and liabilities of the scheme as at 1 May 2004. Subsequently, a new full actuarial valuation has been carried out for the group specifically for group accounting purposes. This was carried out as at 1 May 2004 and has been updated by a qualified actuary to 30 April 2005 for the purposes of these accounts.

During the year the group undertook a review of its UK pension arrangements and made a number of decisions that have affected the scheme. The principal changes relate to decisions taken by the Board in early June 2004. These were: to cease the practice of granting enhanced early retirement pensions; to freeze pensionable pay for a number of years; and to cease the practice of granting discretionary pension increases to certain members.

The impact of these decisions on the finances of the scheme is relatively significant and, hence, their effect on the IAS 19 results has been measured appropriately as at 8 June 2004, the date at which the Board agreed to their implementation. In particular, the actuarial assumptions used to measure the impact have been updated to reflect market conditions at that time.

A provision has also been made for the unfunded pension liability arising in respect of certain employees, whose earnings were above the permitted maximum as defined in Section 590C ICTA 1988.

Ireland Schemes

The companies in the group based in Ireland contribute to two separate defined benefit plans covering most employees. The assets of the plans are held in separate funds administered by trustees. The latest actuarial valuations of the plans were as at 1 May 2002 and 6 April 2003.

Other Schemes

Other companies outside the United Kingdom and Ireland operate defined benefit plans or consider that state benefits are adequate. Full provision is made for liabilities arising under defined benefit schemes, as calculated in accordance with actuarial advice.

Assumptions

The major assumptions used by the actuaries were:

	At 30 April 2005[3]	At 2 May 2004
Long-term rate of increase in pensionable salaries	3.2%[1]	3.90%
Rate of increase in benefits in payment[2]	3.25%	3.40%
Discount rate	5.4%	5.70%
Inflation assumption	2.7%	2.90%
Expected return on assets	6.5%	6.7%

(1) Pensionable salary increases are assumed to be nil for 4 years and 3.2% per annum thereafter.

(2) In respect of pensions earned between April 1997 and April 2005 where increases are linked to RPI with a 3% minimum. Other levels of increase are largely fixed and are valued accordingly. Deferred benefits are also revalued at these rates.

(3) The corresponding assumptions used at 8 June 2004 were: long-term pensionable salary increases 3.5%; benefit increases 3.4%; discount rate 5.9%; inflation 3.0%; expected return 7.1%.

(4) The assumptions are expressed as appropriately weighted averages.

The expected return on assets assumption has been derived by considering the appropriate return for each of the main asset classes listed below. The yields assumed on bond type investments are based on published redemption yields at the balance sheet date. The assumed return on equities and property reflects an assumed allowance for the outperformance of these asset classes over bonds in the long-term. The rates of return are shown net of investment manager expenses but gross of scheme administration expenses.

The total assets, the split between the major asset classes in the schemes, the present value of the schemes' liabilities, and the amounts recognised in the balance sheet are shown below.

	Value at 30 April 2005	Value at 2 May 2004
	£m	£m
Equities	873.4	841.0
Bonds	576.7	551.6
Property	60.3	34.9
Other	28.0	6.6
Total market value of assets	1,538.4	1,434.1
Present value of funded obligations	(1,858.4)	(1,970.2)
Deficit in funded schemes	(320.0)	(536.1)
Present value of unfunded obligations	(1.1)	(2.3)
Total deficit within all schemes	**(321.1)**	**(538.4)**
Unrecognised net actuarial gain/loss	—	—
Non-vested unrecognised past service cost	—	—
Net liability	**(321.1)**	**(538.4)**

The deficit within the main UK scheme included within the above figures is £316.6m.

Amounts included within the income statement

	Year ended 30 April 2005
	£m
Periodic operating costs	
Current service cost	21.0
Non-periodic operating costs	
Curtailment gain due to benefit change	(54.0)
Curtailment due to disposal of subsidiaries	3.5
Increase in liabilities arising from redundancies over year	2.2
Financing costs	
Expected return on assets	(97.8)
Interest cost	100.9
Total	(24.2)

The first curtailment item shown above relates to the decision to cease the practice of providing enhanced early retirements terms. This was previously allowed for within the IAS 19 assumptions at 2 May 2004.

The total current service cost of £21.0m was included in cost of sales £11.3m, distribution expenses £6.5m and administrative expenses £3.2m.

The actual return on plan assets was £116.8m.

Changes in the present value of the defined benefit obligation

	At 30 April 2005
	£m
Defined benefit obligation at 1 May 2004	**1,972.5**
Current service cost	21.0
Curtailment gain due to benefit change	(54.0)
Curtailment charge due to disposal of subsidiaries	3.5
Increase in liabilities arising from redundancies in the year	2.2
Interest cost	100.9
Member contributions	10.7
National Insurance rebates	5.9
Benefits paid	(89.7)
Actuarial gains on liabilities	(113.5)
Defined benefit obligation at 30 April 2005	**1,859.5**

Changes in the fair value of the schemes' assets

	At 30 April 2005
	£m
Plan assets at 1 May 2004	**1,434.1**
Normal employer contributions	48.0
Contributions in respect of disposal of subsidiaries	11.6
Contributions in respect of enhanced benefits on redundancy	1.0
Member contributions	10.7
National Insurance rebates	5.9
Expected return on assets	97.8
Benefits paid	(89.7)
Actuarial gain on assets	19.0
Plan asset at 30 April 2005	**1,538.4**

Amounts recognised in the Statement of Changes in Equity

	At 30 April 2005
	£m
Actuarial gains	132.5
Effect of impact of limit in paragraph 58b	0.0
Total gain recognised in Statement of changes in equity	**132.5**
Cumulative amount of gains recognised in Statement of changes in equity since 2 May 2004	132.5

Amounts for current and previous years

	At 30 April 2005	At 1 May 2004
	£m	£m
Defined benefit obligation	1,859.5	1,972.5
Plan assets	1,538.4	1,434.1
Deficit	(321.1)	(538.4)
Experience gain on schemes' liabilities over year	113.5	—
Experience gain on schemes' assets over year	19.0	—

Other post-employment benefits schemes

The Group does not operate any other post-employment benefits schemes.

27 Notes to cash flow statement

	Notes	Year ended 30 April 2005
		£m
Profit for the year		190.9
Adjustments for:		
Tax credit	10	(104.4)
Depreciation and impairment of property, plant and equipment		61.2
Amortisation of intangibles	13	2.4
Profit on disposal of property, plant and equipment		(21.0)
Profit on disposal of subsidiaries		(4.2)
Net pension charge less contributions		(80.8)
Interest		118.5
Operating cash flows before movements in working capital		162.6
Decrease in inventories		8.5
Increase in trade and other receivables		(24.4)
Decrease in trade and other payables		(41.9)
Increase in provisions for liabilities and charges		12.4
Cash generated from operations		117.2

Commitments and operating lease arrangements

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	At 30 April 2005
	£m
Property, plant and equipment	15.7

There was no capital expenditure contracted for intangible assets at the year end.

28 Operating lease commitments

The Group leases various offices under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

The Group also leases various plant and machinery under cancellable operating lease agreements. The lease expenditure charged to the income statement during the year is disclosed in Note 5.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	At 30 April 2005
	£m
Not later than 1 year	14.9
Later than 1 year and not later than 5 years	50.3
Later than 5 years	113.8
	179.0

29 Contingent liabilities

There were no material contingent liabilities at 30 April 2005.

30 Related party transactions

Doughty Hanson & Co Limited has a controlling interest in RHM plc.

In August 2000, the Group issued £292.5m unsecured subordinated loan notes to a series of limited partnerships whose General Partner is Doughty Hanson & Co Limited and to certain Doughty Hanson co-investors. Interest is chargeable at a rate of 10% per annum compounding on 31 October and 30 March each year. Interest is not payable until the maturity of the loan notes on 31 August 2014, or upon earlier redemption of the loan notes with the permission of noteholders holding the majority of notes then outstanding.

The outstanding balances are as follows:

	At 30 April 2005
	£m
Principal	457.4
Accrued interest	3.9
	461.3

Ms J Vazanova, Mr K J Terry, Mr J J M Leahy and Mr R P Hanson, who were employed by Doughty Hanson & Co Managers Ltd., received no remuneration for their services as directors of RHM plc.

Trading transactions

Transactions between the company and its wholly owned subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Balances held with Associates

There are no material balances held with associates at the year ended 30 April 2005.

Remuneration of directors

The directors who served the Group during the year were as follows:

R P Hanson
K J Terry (resigned 9 June 2004)
J Vazanova
J J M Leahy (appointed 21 June 2004)
I R McMahon
A J Allner
M J Schurch (resigned 30 June 2004)

The information below excludes Ms J Vazanova, Mr K J Terry, Mr J J M Leahy and Mr R P Hanson, who were employed by Doughty Hanson & Co Managers Ltd. No part of their remuneration was specifically attributable to their services to the Group. In the year ended 30 April 2005 three directors received emoluments in respect of work performed for the Group.

The remuneration of the directors, who are key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures.

	Year ended 30 April 2005
	£m
Salaries and other short-term employee benefits	1,704
Termination benefits	241
	1,945

Two directors have retirement benefits accruing under the Group's defined benefit plan.

Directors' transactions

There were no material transactions with directors for the year ended 30 April 2005.

Highest paid director

The above amounts for remuneration include the following in respect of the highest paid director:

	Year ended 30 April 2005
	£m
Emoluments	1,027
	1,027

The accrued pension entitlement of the highest paid director at 30 April 2005 under the Group's defined benefit scheme was £9,093.

Included in emoluments are benefits in kind which include the provision of a company car, fuel, medical and life insurance and relocation costs.

No director waived emoluments in respect of the years ended 30 April 2005.

Benefits from the RHM Pension Scheme in respect of I R McMahon and M J Schurch are subject to the statutory earnings cap. In the case of M J Schurch, the company has given a promise that his pension and death benefits shall be as if the limit does not apply. The company is responsible for pension and death benefits in excess of that payable from the Scheme.

Directors' detailed emoluments

The following disclosures give detailed emoluments for directors who are directors of the company. Ian McMahon was appointed on 20 January 2003 and Andrew Allner on 1 March 2004.

Year ended 30 April 2005	Salary and fees	Benefits	Annual bonus	Total
	£'000	£'000	£'000	£'000
Ian McMahon	571	36	420	1,027
Andrew Allner	341	23	275	639
	912	59	695	1,666

Directors' interests

Ian McMahon acquired 250,000 ordinary shares on 8 March 2004 at a price of £0.90 per share and Andrew Allner acquired 100,000 ordinary shares on 20 April 2004 at a price of £0.90 per share.

Ms J Vazanova, Mr J J M Leahy and Mr R P Hanson hold an indirect interest in 'A' Ordinary shares through Doughty Hanson Funds:

	Ordinary shares as at 30 April 2005
R P Hanson*	20,819
J Vazanova*	1,621
J J M Leahy	Nil

* Held directly through an employee co-investment scheme for officers and staff of subsidiaries of Doughty Hanson and Co.

In addition, R P Hanson and J Vazanova have interests in the Unsecured Subordinated Loan Notes of RHM Group Two Ltd as follows:

	Nominal interests as at 30 April 2005
	£'000
R P Hanson	385
J Vazanova	30

Share options

On 31 August 2000, Mr P N Wilkinson was granted an option to subscribe for 187,500 of the company's shares at an option price of £1 each. The option is exercisable on Admission, and lapses on the earlier of that Date (if not exercised on that date), or 31 August 2010. Mr Wilkinson resigned as a director on 17 January 2003.

As the shares are not traded on an open market, market values are not readily available.

Directors' pension entitlements

	Transfer	Transfer value at the end of the year	Increase in transfer value*	Accrued entitlement at end of year	Additional accrued benefits earned in the year	Transfer value of increase in accrued entitlement*	Additional accrued benefits earned in the year (excluding inflation)
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Year ended 30 April 2005							
Ian McMahon	73	135	57	9	4	47	4

* Amount stated is net of director's contributions

The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. It does not represent a sum payable to individual directors and therefore cannot be meaningfully added to annual remuneration.

The accrued pension entitlement shown is the amount that would be paid each year on retirement based on service to the end of the year.

Remuneration of key management personnel

	Year ended 30 April 2005
	£'000
Salaries and short term employee benefits	4,446
	4,446

The key management personnel include directors.

31 Events after the balance sheet

As part of an intra-group reorganisation the Company acquired a new shelf company called RHM Group Holding Ltd on 20 May 2005. On 27 May 2005 the Company transferred its shareholding in RHM Group Two Ltd to RHM Group Holding Ltd in exchange for the issue of 299,999,999 ordinary shares of £1 each by RHM Group Holding Ltd.

On 1 July 2005, the Company and RHM Group Holding Limited entered into a multicurrency term and revolving facilities agreement arranged and underwritten by Credit Suisse and The Royal Bank of Scotland plc (the "Lenders") whereby the lenders have agreed to provide up to £900 million in four facilities:

- Facility A, a term loan facility of up to £250 million;
- Facility B1, a term loan facility of up to £250 million;
- Facility B2, a term loan facility of up to £250 million;
- Facility C, a multicurrency revolving credit facility of up to £150 million.

On 1 July the Company changed its name to RHM plc and re-registered as a public company. On the same date the existing share capital was split under a 10 for 1 arrangement in preparation for the public offering. The authorised share capital of RHM plc was increased to £550,000.00 by creating a further 365,263,160 Ordinary Shares of £0.001 each. The Company's articles of association were changed accordingly.

Directors who resigned:

J J M Leahy (29 June 2005)
J Vazanova (29 June 2005)

32 List of Subsidiary and associate undertakings

With the exception of RHM Group Two Limited, which is owned 100% by RHM Group One Limited, all shares in group companies are held indirectly by RHM Group One Limited.

	Nature of business	Country of incorporation	Holding	Class of share
Trading companies				
Avana Bakeries Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
British Bakeries Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Centura Foods Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Charnwood Foods Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
Golden West Foods Ltd (b)	Food manufacture and distribution	England and Wales	100%	Ordinary
Golden West Foods NV (b)	Food manufacture and distribution	Belgium	100%	Ordinary
Granary South Pacific (PTY) Ltd	Food manufacture and distribution	Australia	100%	Ordinary
Heligold SL (c)	Food manufacture and distribution	Spain	70%	Ordinary
Kildorough Ltd*	Food manufacture and distribution	Ireland	100%	Ordinary
Le Pain Croustillant Ltd*	Food manufacture and distribution	England and Wales	100%	'A'&'B' Ordinary
Manor Bakeries Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Martine Specialites S.A.S*	Food manufacture and distribution	France	100%	Ordinary
R.F. Brookes Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
Rank Hovis Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
RGB Coffee Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
RHM Foodservice Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
RHM Frozen Foods Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
RHM Ireland Ltd*	Food manufacture and distribution	Ireland	100%	Ordinary
RHM Technology Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Robertson's—Ledbury Preserves Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
S.T.I. (U.K.) Ltd (b)	Food manufacture and distribution	England and Wales	97%	Ordinary
Sofrapain S.A.S*	Food manufacture and distribution	France	100%	Ordinary

	Nature of business	Country of incorporation	Holding	Class of share
Intermediate holding companies and other subsidiaries				
CF (IP) Ltd	Intellectual property holding	England and Wales	100%	Ordinary
London Superstores Ltd	Intermediate holding company	England and Wales	100%	Ordinary
Martine Polska Z.o.o.	Intermediate holding company	Poland	100%	Ordinary
MB (IP) Ltd	Intellectual property holding	England and Wales	100%	Ordinary
Phoneridge Ltd (e)	Property Company	England and Wales	100%	Ordinary
Ranks Hovis McDougall Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHBB (IP) Ltd	Intellectual property holding	England and Wales	100%	Ordinary
RHM Finance Ltd*	Finance company	Cayman Islands	100%	Ordinary
RHM Food Solutions Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHM Foodbrands+ Ltd*	Intermediate holding company	England and Wales	100%	Ordinary
RHM Group Three Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHM Group Two Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHM Holdings Ireland Ltd*	Intermediate holding company	Ireland	100%	Ordinary
RHM Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHM Overseas Ltd*	Intermediate holding company	England and Wales	100%	Ordinary
RHM Property Company (Ayr) Ltd	Property company	England and Wales	100%	Ordinary
RHM Property Company (Cambridge) Ltd	Property company	England and Wales	100%	Ordinary
RHM Property Company One Ltd (b)	Property company	England and Wales	100%	Ordinary
RHM Property Holding Company Ltd (h)	Property company	England and Wales	100%	'A' Ordinary
RHM Property Holding Company Ltd (h)	Property company	England and Wales	0%	'B' Ordinary
TGP 182 Ltd (b)		England and Wales	100%	Ordinary
Non trading companies				
Alpha Cereals Unlimited*	Dormant	England and Wales	100%	Ordinary
Associated Family Bakers (Surrey) Ltd*	Dormant	England and Wales	100%	Ordinary
Associated Family Bakers (Surrey) Ltd*	Dormant	England and Wales	100%	Preference
Atora Ltd*	Dormant	England and Wales	100%	Ordinary
Atora Merchandising (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Avana Group (Trustees) Ltd	Dormant	England and Wales	100%	Ordinary
Bisto (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Bisto Foods Ltd*	Dormant	England and Wales	100%	Ordinary
Bisto Ltd*	Dormant	England and Wales	100%	Ordinary
Brand & Co., Ltd*	Dormant	England and Wales	100%	Ordinary
Cerebos (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Cerebos Ltd*	Dormant	England and Wales	100%	Ordinary
Charnwood Foods SL (d)	Dormant	Spain	100%	Ordinary
The Enjoy Organic Company Ltd	Dormant	England and Wales	100%	Ordinary
European Food Solutions Ltd	Dormant	England and Wales	100%	Ordinary
Federal Bakeries Ltd*	Dormant	England and Wales	100%	Ordinary
Fleming Howden Ltd*	Dormant	England and Wales	100%	Ordinary
Food Brands Plus Ltd	Dormant	England and Wales	100%	Ordinary
Frank Cooper Ltd*	Dormant	England and Wales	100%	Ordinary
Gateaux Ltd*	Dormant	Ireland	100%	Ordinary
Glassflat Limited (b)(g)	Dormant	England and Wales	100%	Ordinary
Global Dough Partners Ltd	Dormant	England and Wales	100%	Ordinary
Grocery International Ltd*	Dormant	England and Wales	100%	Ordinary
Grocery Logistics Ltd*	Dormant	England and Wales	100%	Ordinary
Holgran Ltd (a)*	Dormant	England and Wales	100%	Ordinary
Hovis Ltd*	Dormant	England and Wales	100%	Ordinary
J.A. Sharwood & Co., Ltd*	Dormant	England and Wales	100%	Ordinary
JA Sharwood & Co., (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
RHM SC One Ltd	Dormant	England and Wales	100%	Ordinary
James Robertson & Sons Ltd*	Dormant	England and Wales	100%	Ordinary
Joseph Rank Ltd*	Dormant	England and Wales	100%	Ordinary
Kevany Ltd*	Dormant	Ireland	100%	Ordinary
Lyons Cakes Ltd*	Dormant	England and Wales	100%	Ordinary
Martine Polska Z.o.o. (f)*	Dormant	Poland	100%	Ordinary
McDougalls Foods Ltd*	Dormant	England and Wales	100%	Ordinary
McDougalls Ltd*	Dormant	England and Wales	100%	Ordinary
Mr Kipling Ltd*	Dormant	England and Wales	100%	Ordinary
Ormeau Bakery Ltd*	Dormant	England and Wales	100%	Ordinary
Paxo (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Paxo Ltd*	Dormant	England and Wales	100%	Ordinary
R F Foods Limited	Dormant	England and Wales	100%	Ordinary
RHM Bread Bakeries Limited*	Dormant	England and Wales	100%	Ordinary
RHM Consumer Brands Limited*	Dormant	England and Wales	100%	Ordinary

	Nature of business	Country of incorporation	Holding	Class of share
RHM Customer Solutions Limited	Dormant	England and Wales	100%	Ordinary
RHM Direct Deliveries Ltd	Dormant	England and Wales	100%	Ordinary
RHM European Food Solutions Ltd	Dormant	England and Wales	100%	Ordinary
RHM Food Brands Plus Ltd*	Dormant	England and Wales	100%	Ordinary
RHM Foods Limited	Dormant	England and Wales	100%	Ordinary
RHM Group Four Ltd	Dormant	England and Wales	100%	Ordinary
RHM Group Trustee Ltd	Dormant	England and Wales	100%	Ordinary
RHM Pension Trust Ltd	Dormant	England and Wales	100%	Ordinary
RHM Pension Trustees Ltd	Dormant	England and Wales	100%	Ordinary
RHM Trustees Ltd	Dormant	England and Wales	100%	Ordinary
Robertson Foods Ltd*	Dormant	England and Wales	100%	Ordinary
Saxa (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Sebon Ltd*	Dormant	England and Wales	100%	Ordinary
Sitoni Foods Ltd	Dormant	England and Wales	100%	Ordinary
Supreme Salt Company Ltd*	Dormant	England and Wales	100%	Ordinary
The Family Loaf Bakery Ltd*	Dormant	England and Wales	100%	'A'&'B' Ordinary
The Family Loaf Bakery Ltd*	Dormant	England and Wales	93.6%	Preference
The Yorkshire Pudding Company Ltd	Dormant	England and Wales	100%	Ordinary
Tiffany Foods Ltd	Dormant	England and Wales	100%	Ordinary
Tiffany Sharwood's Frozen Foods Ltd	Dormant	England and Wales	100%	Ordinary
Associates				
Staper Ltd		England and Wales	50%	'B' Ordinary

(a) Ceased trading 1 May 2004

(b) Sold Golden West Food logistics and bakery business on 23 April 2005

(c) Sold 10 March 2005

(d) Ceased trading 15 April 2005

(e) Acquired on 8 March 2005

(f) Liquidated 31 August 2004

(g) Acquired on 9 March 2005

(h) The 'A' ordinary shares held by the Group control 99.5% of the voting rights

* Subsidiaries of Foodbrands+ Limited

33 Reconciliation of net assets and profit under UK GAAP to IFRS

Consolidated balance sheet

Year ended 1 May 2004

	UK GAAP	IFRS Adjustments						IFRS
		Employee benefits IAS 19	Intangible assets IAS 38	Leases IAS 17	Income tax IAS 12	Inventories IAS 2	Total IFRS adjustments	
	£m	£m	£m	£m	£m	£m	£m	£m
Intangibles	490.2	—	5.1	—	—	—	5.1	495.3
Tangibles	491.6	—	(5.1)	2.3	—	—	(2.8)	488.8
Deferred tax	—	—	—	—	—	—	—	—
Investment in associates	0.5	—	—	—	—	—	—	0.5
Non-current assets	982.3	—	—	2.3	—	—	2.3	984.6
Current assets	423.2	0.2	—	—	—	(0.2)	—	423.2
Current liabilities	(428.0)	(4.0)	—	(0.7)	—	—	(4.7)	(432.7)
Non-current liabilities	(1,598.3)	(13.5)	—	(3.0)	(0.3)	—	(16.8)	(1,615.1)
Net liabilities	(620.8)	(17.3)	—	(1.4)	(0.3)	(0.2)	(19.2)	(640.0)
Share capital	0.2	—	—	—	—	—	—	0.2
Share premium	17.2	—	—	—	—	—	—	17.2
Pension reserve	(525.4)	(13.0)	—	—	—	—	(13.0)	(538.4)
Accumulated losses	(113.2)	(4.3)	—	(1.4)	(0.3)	(0.2)	(6.2)	(119.4)
Total shareholders' equity	(621.2)	(17.3)	—	(1.4)	(0.3)	(0.2)	(19.2)	(640.4)
Minority interest	0.4	—	—	—	—	—	—	0.4
Total equity	(620.8)	(17.3)	—	(1.4)	(0.3)	(0.2)	(19.2)	(640.0)

Current and non-current liabilities under UK GAAP do not include provisions which are shown separately on the balance sheet. These are included within liabilities under IFRS and £9.2m has been included as a current liability.

Consolidated balance sheet

Year ended 30 April 2005

	UK GAAP	IFRS Adjustments							IFRS
		Employee benefits IAS 19	Intangible assets IAS 38	Leases IAS 17	Income taxes IAS 12	Income taxes IAS 12	Inventories IAS 2	Total IFRS Adjustments	
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Intangibles	465.8	—	12.7	—	—	—	—	12.7	478.5
Tangibles	426.7	—	(3.4)	2.0	—	—	—	(1.4)	425.3
Deferred tax	—	—	—	—	57.5	4.1	—	61.6	61.6
Other debtors	0.9	—	—	—	—	—	—	—	0.9
Investment in associates	0.4	—	—	—	—	—	—	—	0.4
Non-current asset	893.8	—	9.3	2.0	57.5	4.1	—	72.9	966.7
Current assets	368.4	0.1	—	—	14.8	—	(0.2)	14.7	383.1
Current liabilities	(326.0)	(2.7)	—	(0.6)	—	—	—	(3.3)	(329.3)
Non-current liabilities	(1,248.1)	(14.1)	—	(2.8)	(72.3)	—	—	(89.2)	(1,337.3)
Net liabilities	(311.9)	(16.7)	9.3	(1.4)	—	4.1	(0.2)	(4.9)	(316.8)
Share capital	0.2	—	—	—	—	—	—	—	0.2
Share premium	17.2	—	—	—	—	—	—	—	17.2
Own shares	(0.1)	—	—	—	—	—	—	—	(0.1)
Pension reserve	(215.8)	(13.6)	—	—	(91.7)	—	—	(105.3)	(321.1)
Accumulated losses	(113.5)	(3.1)	9.3	(1.4)	91.7	4.1	(0.2)	100.4	(13.1)
Total shareholders' equity	(312.0)	(16.7)	9.3	(1.4)	—	4.1	(0.2)	(4.9)	(316.9)
Minority interest	0.1	—	—	—	—	—	—	—	0.1
Total equity	(311.9)	(16.7)	9.3	(1.4)	—	4.1	(0.2)	(4.9)	(316.8)

Current and non-current liabilities under UK GAAP do not include provisions which are shown separately on the balance sheet. These are included within liabilities under IFRS and of the £34.8m, £22.1m has been included as a current liability.

Current assets under UK GAAP include long-term debtors, which are separately disclosed within the notes to the financial statements. These are included within non-current assets under IFRS and therefore £0.9m of other debtors have been included as a non-current asset for reconciliation purposes.

Consolidated income statement for year ended 30 April 2005

	UK GAAP	IFRS Adjustments					IFRS
		Employee benefits IAS 19	Intangible assets IAS 38	Leases IAS 17	Income taxes IAS 12	Total IFRS Adjustments	
	£m	£m	£m	£m	£m	£m	£m
Revenue	1,527.5	—	—	—	—	—	1,527.5
Gross profit	536.6	1.5	—	0.1	—	1.6	538.2
Operating profit before restructuring costs	155.0	3.0	—	0.2	—	3.2	158.2
Operating profit	169.4	3.3	9.3	0.2	—	12.8	182.2
Finance costs	(116.3)	(2.0)	—	(0.2)	—	(2.2)	(118.5)
Profit on ordinary activities before taxation	53.1	1.3	9.3	—	—	10.6	63.7
Taxation	103.3	0.3	—	—	4.1	4.4	107.7
Profit for the year from continuing operations	156.4	1.6	9.3	—	4.1	15.0	171.4
Discontinued operations	19.3	0.2	—	—	—	0.2	19.5
Profit for the year	175.7	1.8	9.3	—	4.1	15.2	190.9

The £4.1m tax credit arises from a one-off deferred tax adjustment resulting from the recognition of the deferred tax asset on the pension deficit in 2005. The pension deficit under IAS 19 is £3.6m higher than the deficit under FRS 17 and so there is a higher associated deferred tax asset under IFRS.

Discontinued results are not separated out on the face of the UK GAAP income statement but for the reconciliation to IFRS have been shown as a separate line. This has resulted in a decrease in revenue of

£114.8m, a decrease in gross profit of £18.6m, a decrease in operating profit of £22.8m and an increase in taxation of £3.3m.

Consolidated cash flow statement for the year ended 30 April 2005

	UK GAAP	IFRS Adjustments					IFRS
		Employee benefits IAS 19	Intangible assets IAS 38	Leases IAS 17	Income Taxes IAS 12	Total IFRS Adjustments	
	£m	£m	£m	£m	£m	£m	£m
Profit for the year	**175.7**	**1.8**	**9.3**	**—**	**4.1**	**15.2**	**190.9**
Adjustments for:							
Tax	(100.0)	(0.3)	—	—	(4.1)	(4.4)	(104.4)
Depreciation PP&E	63.6	—	(2.4)	—	—	(2.4)	61.2
Amortisation of intangibles	10.3	—	(7.9)	—	—	(7.9)	2.4
Profit on disposal of property, plant and equipment	(21.0)	—	—	—	—	—	(21.0)
Profit on disposal of subsidiaries	(5.2)	—	1.0	—	—	1.0	(4.2)
Net pension charge less contributions	(78.5)	(2.3)	—	—	—	(2.3)	(80.8)
Finance costs	116.3	2.0	—	0.2	—	2.2	118.5
Operating cash flows before movements in working capital	**161.2**	**1.2**	**—**	**0.2**	**—**	**1.4**	**162.6**
Decrease in inventories	8.5	—	—	—	—	—	8.5
Increase in trade and other receivables	(24.5)	0.1	—	—	—	0.1	(24.4)
Decrease in trade and other payables	(40.6)	(1.3)	—	—	—	(1.3)	(41.9)
Increase in provisions for liabilities and charges	12.4	—	—	—	—	—	12.4
Movement in working capital	(44.2)	(1.2)	—	—	—	(1.2)	(45.4)
Operating cashflow	**117.0**	**—**	**—**	**0.2**	**—**	**0.2**	**117.2**
Interest paid	(66.5)	—	—	—	—	—	(66.5)
Income tax—net	(5.9)	—	—	—	—	—	(5.9)
Net cash from operations	**44.6**	**—**	**—**	**0.2**	**—**	**0.2**	**44.8**

Discussion of impact of IFRS on financial results

The tables above show the impact of IFRS on the consolidated income statement for the year ended 30 April 2005 as well as the impact on net assets as at 1 May 2004 and 30 April 2005. Below is a discussion of the main areas impacted by the transition.

IAS 19 Employee Benefits

Under IFRS, the Group applies IAS 19 "Employee Benefits". This standard follows a balance sheet approach which is similar to that of FRS 17, which the Group had adopted in 2004, whereby scheme deficits or surpluses are recognised on the balance sheet. The income statement expense comprises the current service cost, the interest cost, the expected return on any plan assets and the appropriate portion of any past service cost.

Application of IAS 19 has resulted in a total reduction in reserves of £13m, made up of £2m, representing the difference between valuing pension assets using bid values rather than mid values, and £11m being the present value of future pension administration costs.

The Group's UK GAAP accounting policy was to accrue for holiday entitlements under various union arrangements. The basis of these arrangements were that in the first year of employment, holiday entitlement was earned but not taken and that the entitlement is paid when employees leave the group. These arrangements were no longer available to new employees from 2000 but the liability to employees joining before that date continues to be accrued at current rates of pay.

Holiday accruals were also made in accordance with specific local legal requirements in France.

IAS 19 requires that a liability is recorded for all accrued entitlements for holiday for all employees at each balance sheet date. The reason that a difference arises between UK GAAP and IFRS is due to different measurement bases under each GAAP.

The impact on the Group is to increase the employee benefits expense in the income statement.

IAS 38 intangible assets

Goodwill amortisation has been reversed, as under IFRS, goodwill is not subject to an annual amortisation charge but instead is subject to an annual impairment review.

Under UK GAAP, purchased software licences were capitalised within tangible fixed assets as part of the computer hardware to which they related and depreciated over their useful economic lives.

IAS 38 requires that the computer software that is an integral part of the related hardware, such as an operating system, is treated as property, plant and equipment. Software that is not an integral part of the related hardware must be capitalised as an intangible asset and amortised over its useful economic life. The effect of this change is to reclassify certain software licences from property, plant and equipment to intangible assets in the balance sheet and to reclassify the related depreciation expense to amortisation expense in the income statement.

IAS 17 Leases (classification and lease incentives)

The UK GAAP accounting standard on leases, SSAP 21 "Accounting for leases and hire purchase contracts", is similar to the IFRS standard, IAS 17 "Leases", in terms of the classification of a lease as either an operating lease or a finance lease.

Whilst both standards define a finance lease as a lease that transfers substantially all the risks and rewards of ownership of the asset to the lessee, SSAP 21 provides a numeric test, (which does not exist in IAS 17), that was used as persuasive evidence of whether this transfer had taken place. A consequence of adopting IAS 17 has been that some leases previously classified as operating leases under UK GAAP have been classified as finance leases under IFRS.

Furthermore, lease incentives, which are amortised over a period until the first lease break under UK GAAP, are amortised over the entire lease term under IAS 17, resulting in adjustments.

IAS 12 Income Taxes

The first adjustment on the closing balance sheet constitutes the tax effect of the other adjustments resulting in an increased deferred tax asset and a reduction in the liability under IFRS. This resulted in a credit to the income statement.

The second adjustment on the closing balance sheet arises from a one-off deferred tax adjustment resulting from the recognition of the deferred tax asset on the pension deficit in 2005. The pension deficit under IAS 19 is higher than the deficit under FRS 17 and so there is a higher associated deferred tax asset (and corresponding credit in the income statement) under IFRS.

The adjustment on the opening balance sheet constitutes the tax effect on the IFRS adjustments.

IAS 2 Inventories

IAS 2 specifically disallows storage costs to be capitalised that are in excess of costs necessary in the production process before a further production stage. Hence warehouse costs for finished goods have been removed from the cost of inventories.

Impact of IAS 32 and IAS 39

RHM will adopt IAS 32 and IAS 39 from 1 May 2005. These standards set out the accounting rules surrounding the recognition, measurement, disclosure and presentation of financial instruments. RHM's accounting policies under IAS 32 and IAS 39 will not be impacted by the elements carved out of the EU endorsement, and hence will comply in full with IAS 39.

The most significant expected impacts of adopting these standards are set out below:

Financial Instruments and Commodity Derivatives

The Group is exposed to a number of different market risks. Derivative financial instruments are utilised by the Group to fix funding costs, or to achieve greater certainty of future costs.

The Group's policy will be to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility. However, transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Where hedge accounting is not adopted for specific hedging relationships,

movements in the fair value of derivative instruments will be immediately recognised in the income statement and may lead to increased volatility. Whilst the impact is not expected to be significant, the Group will separately disclose the effects of such volatility.

These exposures fall into two main categories:

Transactional exposures

The Group is exposed to changes in prices of raw materials, certain of which are subject to potential short and long-term fluctuations. In respect of such commodities the Group enters into forward supply contracts for commodities, such as sugar, wheat and utilities in order to provide a stable cost. The Group also makes use of forward foreign exchange markets to hedge its exposures.

In principle both these types of derivatives may qualify as "cash flow hedges" of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the underlying transactions are incurred.

The Group has transactional currency exposures arising from its international trade. The Group also enters into certain contracts for the physical delivery of raw materials which may implicitly contain a transactional currency exposure, an "embedded derivative". The Group's policy is to take forward cover for forecasted receipts and payments (including inter-company transactions) in line with committed flows.

Treasury hedging

Interest rate swaps are used to convert a proportion of floating rate borrowings to fixed rate.

In principle, these transactions would qualify as "cash flow hedges" of floating rate borrowings. To the extent that the hedge is deemed effective the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the underlying borrowing are incurred.

Where it is neither practical nor permissible to apply hedge accounting to the Group's derivative instruments, the movements in the fair value of these derivative instruments will be immediately recognised in the income statement within financing.

Embedded derivatives

There is a requirement to identify embedded derivatives. Whilst the process of identification is not yet complete, at this stage, all embedded derivatives identified are closely linked to the underlying asset, liability or transaction and do not therefore need to be split out from the contracts in which they are included.

Impact of IFRIC 3

The IFRIC issued IFRIC 3 in December 2004. The Interpretation is effective for accounting periods beginning on or after 1 March 2005.

Under the Interpretation, allowances to emit a certain amount of carbon dioxide are to be recognised as intangible assets, with actual emissions being treated as liabilities. IFRIC 3 measures the intangible asset at cost or at the revalued amount, with changes in the value of the allowances being reported in reserves. By contrast, the liabilities, being the obligation to deliver allowances at the end of the compliance period to cover emissions, are measured at market value through the income statement.

The European Financial Reporting Advisory Group (EFRAG) challenged the IASB and the IFRIC over this accounting mismatch between assets and liabilities under IFRIC 3, and has now formally written to the EC recommending that IFRIC 3 should not be endorsed for use in EU countries using IFRS. As a result, RHM has not adopted IFRIC 3 in this financial information.

RHM is currently reviewing developments with regard to accounting for carbon dioxide emissions.

Impact of IFRIC 4

IFRIC 4 "Determining Whether an Arrangement contains a Lease" was issued by IFRIC in December 2004. It is effective for periods commencing from 1 January 2006 and comparative period restatement is required. RHM is currently reviewing the impact of this interpretation. One possible impact is the classification of elements of the Exel logistics arrangements as finance leases.

PRO FORMA STATEMENT OF NET ASSETS — UK GAAP

The unaudited UK GAAP consolidated pro forma statement of net assets set out below has been prepared to illustrate the effect of the Global Offer on RHM's net assets as if the Global Offer had taken place on 30 April 2005. The information, which is produced for illustrative purposes only, by its nature addresses a hypothetical situation and therefore does not represent the actual financial position of the Group. The unaudited UK GAAP pro forma statement of net assets is compiled on the basis set out below from the audited UK GAAP consolidated balance sheet of RHM plc as at 30 April 2005, as set out in the UK GAAP Financial Information in Part X of this document.

	As at 30 April 2005 (Note 1)	Issue proceeds (Note 2)	Debt financing (Note 3)	Debt repayment (Note 4)	Pension fund contribution (Note 5)	Tax (Note 6)	Pro forma Total
	£'m	£'m	£'m	£'m	£'m	£'m	£'m
Fixed assets							
Intangible fixed assets	465.8	—	—	—	—	—	465.8
Tangible fixed assets	426.7	—	—	—	—	—	426.7
Investments	0.4	—	—	—	—	—	0.4
	892.9	—	—	—	—	—	892.9
Current assets							
Investments	5.6	—	—	—	—	—	5.6
Stocks	69.6	—	—	—	—	—	69.6
Debtors	206.3	—	—	—	—	—	206.3
Deferred tax asset	—	—	—	—	—	46.0	46.0
Cash	87.8	447.5	740.0	(1,097.6)	(125.0)	—	52.7
	369.3	447.5	740.0	(1,097.6)	(125.0)	46.0	380.2
Creditors: amounts due within one year							
Bank and other loans	(20.6)	—	—	20.4	—	—	(0.2)
Finance leases	(0.6)	—	—	—	—	—	(0.6)
Accruals and deferred income	(89.1)	—	—	—	—	—	(89.1)
Other creditors	(193.6)	—	—	—	—	—	(193.6)
	(303.9)	—	—	20.4	—	—	(283.5)
Net current assets	65.4	447.5	740.0	(1,077.2)	(125.0)	46.0	96.7
Total assets less current liabilities	958.3	447.5	740.0	(1,077.2)	(125.0)	46.0	989.6
Creditors: amounts falling due after more than one year							
Bank and other loans	(990.8)	—	(740.0)	990.3	—	—	(740.5)
Finance leases	(2.1)	—	—	—	—	—	(2.1)
Accruals and deferred income	(7.0)	—	—	3.9	—	—	(3.1)
Other creditors	(0.3)	—	—	—	—	—	(0.3)
	(1,000.2)	—	(740.0)	994.2	—	—	(746.0)
Provisions for liabilities and charges							
Deferred taxation	(19.4)	—	—	—	—	19.4	—
Other provisions	(34.8)	—	—	—	—	—	(34.8)
Net (liabilities)/assets excluding pension liability	(96.1)	447.5	—	(83.0)	(125.0)	65.4	208.8
Pension liability	(215.8)	—	—	—	125.0	(37.5)	(128.3)
Net (liabilities)/assets	(311.9)	447.5	—	(83.0)	—	27.9	80.5

Notes:

(1) The financial information has been extracted, without material adjustments, from the UK GAAP Historical Financial Information on RHM plc as set out in Part X of this document. The sign convention follows that of the Balance Sheet in the UK GAAP Historical Financial Information.

(2) Issue proceeds:

	Pro forma impact	
	Cash	Net assets
	£'m	£'m
Gross proceeds	475.0	475.0
Offer costs and expenses	(27.5)	(27.5)
	447.5	447.5

Gross proceeds and offer costs and expenses are based on an offer price at the mid-point of the Price Range and have been extracted, without material adjustment, from the Additional Information as set out in Part XIII Note 20 of this document. In addition, there is an additional £10.0 million of issue costs relating to the Bank Loans as described in Note 3 below.

(3) Debt financing:

	Pro forma impact	
	Cash	Non-current liabilities
	£'m	£'m
Loan facilities as referred to in Part V Section 16.2	750.0	(750.0)
Issue costs netted against Bank Loans, to be amortised over the term of the loan Part XIII Note 20	(10.0)	10.0
	740.0	(740.0)

(4) Debt repayment:

	Pro forma impact			
	Cash	Current liabilities	Non-current liabilities	Net assets
	£'m	£'m	£'m	£'m
Unsecured Subordinated Loan Notes as set out in Note 21 of the UK GAAP Historical Financial Information set out in Part X, plus interest accruing between the "compounding date" of 30 March and the year end of 30 April 2005	(461.3)		461.3	
Senior Credit Agreement as set out in Note 21 of the UK GAAP Historical Financial Information set out in Part X, excluding unamortised fees	(98.0)	5.6	92.4	
Unamortised issue costs written off on repayment of the Senior Credit Agreement (which were netted against Bank Loans) as described in Note 21 of the UK GAAP Historical Financial Information set out in Part X		(0.3)	(0.6)	(0.9)
Secured Loan Notes as set out in Note 21 of the UK GAAP Historical Financial Information set out in Part X, excluding unamortised fees	(458.3)	15.6	442.7	
Break penalties on repayment of Secured Loan Notes as discussed in Part V Section 10.	(80.0)			(80.0)
Unamortised issue costs written off on repayment of the Secured Loan Notes (which were netted against Bank Loans) as described in Note 21 of the UK GAAP Historical Financial Information set out in Part X		(0.5)	(1.6)	(2.1)
	(1,097.6)	20.4	994.2	(83.0)

The following table reconciles the total U.K. GAAP debt net of cash as at 30 April 2005 to the U.K. GAAP debt net of cash on a pro forma basis at such date. There will be accrued interest on Unsecured Subordinated Loan Notes between 30 April 2005 and the expected redemption date of

22 July 2005 of £10.4 million payable, giving a pro forma debt net of cash of £711 million on the date of Admission.

	As at 30 April 2005	Pro forma Total
	£'m	£'m
Bank and other loans — current	20.6	0.2
Bank and other loans — non-current	990.8	740.5
	1,011.4	740.7
Finance Leases	2.7	2.7
	1,014.1	743.4
Less cash	(87.8)	(52.7)
	926.3	690.7
Unamortised issue costs which were netted against the above Bank Loans	3.0	10.0
Debt net of cash	929.3	700.7
Accrued interest on Unsecured Subordinated Loan Notes between 30 April 2005 and 22 July 2005		10.4
Pro forma debt net of cash on Admission		711.1

(5) Pension fund contribution:

RHM will make a payment to the trustee of the RHM Pension Scheme of £125 million of which £110 million would be payable shortly after Admission and a further £15 million by 30 April 2006, which would reduce RHM's liability under the RHM Pension Scheme from £303 million to £178 million (£125 million after taking into account the associated deferred tax credit of £53 million) on a pro forma basis as at 30 April 2005 if both sums had been paid on that date.

The following table reconciles the RHM Pension Scheme's deficit and related deferred tax to the Group's total pension deficit and related deferred tax as set out in Note 29 to the U.K. GAAP Historical Financial Information in Part X and the impact of the cash contribution thereon:

	As at 30 April 2005	Pension contribution	UK GAAP Pro forma
	£m	£m	£m
RHM Pension Scheme pension deficit	303.0	(125.0)	178.0
Other pension deficit	4.5	—	4.5
Total pension deficit	307.5	(125.0)	182.5
Deferred tax on UK pension deficit	90.9	(37.5)	53.4
Deferred tax on other pension deficit	0.8	—	0.8
Total deferred tax	91.7	(37.5)	54.2
Pension deficit net of deferred tax — UK scheme	212.1	(87.5)	124.6
Pension deficit net of deferred tax — other scheme	3.7	—	3.7
Pension deficit net of deferred tax	215.8	(87.5)	128.3

(6) Tax:

Deferred tax assets arise due to the additional tax allowable expenses arising from debt issue costs, Secured Loan Note break penalties and pension contributions. To fully utilise these tax deductions it is necessary to defer Capital Allowance claims which gives rise to deferred tax assets. These deferred tax assets are offset by a reduction in the deferred tax assets associated with the pension liability.

(7) No account has been taken of the trading results of the Group since 30 April 2005

(8) This UK GAAP pro forma statement of net assets does not constitute financial statements within the meaning of section 240 of the Act.

The following is the full text of a letter from PricewaterhouseCoopers LLP, the reporting accountants, in relation to the unaudited UK GAAP consolidated pro forma balance sheet of RHM plc.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
RHM plc
Chapel House
Liston Road
Marlow
Buckinghamshire SL7 1TJ

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

4 July 2005

Dear Sirs

RHM plc ("the Company")

We report on the UK GAAP pro forma statement of net assets set out in Part XI of the Company's prospectus dated 4 July 2005. The UK GAAP pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the Global Offer might have affected the UK GAAP consolidated statement of net assets of the Company as at 30 April 2005.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the UK GAAP pro forma statement of net assets in accordance with Item 20.2 of Annex I and Annex II to the Prospectus Rules of the Financial Services Authority.

It is our responsibility to form an opinion, as required by the Prospectus Rules of the Financial Services Authority on the UK GAAP pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the UK GAAP pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the UK GAAP pro forma statement of net assets with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

1. The UK GAAP pro forma statement of net assets has been properly compiled on the basis stated; and
2. such basis is consistent with the UK GAAP accounting policies of the Company.

Declaration

We are responsible for this report. To the best of our knowledge and belief (having taken all reasonable care to ensure that this is the case), the information contained in this report is in accordance with the facts and does not omit anything likely to affect its import.

Yours faithfully

PricewaterhouseCoopers LLP

PRO FORMA STATEMENT OF NET ASSETS — IFRS

The unaudited IFRS consolidated pro forma statement of net assets set out below has been prepared to illustrate the effect of the Global Offer on RHM's net assets as if the Global Offer had taken place on 30 April 2005. The information, which is produced for illustrative purposes only, by its nature addresses a hypothetical situation and therefore does not represent the actual financial position of the Group. The unaudited IFRS pro forma statement of net assets is compiled on the basis set out below from the IFRS audited consolidated balance sheet of RHM plc as at 30 April 2005, as set out in the IFRS Financial Information in Part X of this document.

	As at 30 April 2005 (Note 1)	Issue proceeds (Note 2)	Debt financing (Note 3)	Debt repayment (Note 4)	Pension fund contribution (Note 5)	Tax (Note 6)	Pro forma Total
	£'m	£'m	£'m	£'m	£'m	£'m	£'m
Non-current assets							
Property, plant & equipment	425.3	—	—	—	—	—	425.3
Intangible assets	478.5	—	—	—	—	—	478.5
Investments & debtors	1.3	—	—	—	—	—	1.3
Deferred tax asset	61.6	—	—	—	—	20.4	82.0
	966.7	—	—	—	—	20.4	987.1
Current assets							
Stocks	69.4	—	—	—	—	—	69.4
Receivables, prepayments and accrued income	205.5	—	—	—	—	—	205.5
Deferred tax asset	14.8	—	—	—	—	7.5	22.3
Cash & cash equivalents	87.8	447.5	740.0	(1,097.6)	(125.0)	—	52.7
	377.5	447.5	740.0	(1,097.6)	(125.0)	7.5	349.9
Non-current assets held for sale	5.6	—	—	—	—	—	5.6
	383.1	447.5	740.0	(1,097.6)	(125.0)	7.5	355.5
Current liabilities							
Payables, tax liabilities and short-term provisions	307.5	—	—	—	—	—	307.5
Obligations under finance leases	1.2	—	—	—	—	—	1.2
Borrowings	20.6	—	—	(20.4)	—	—	0.2
	329.3	—	—	(20.4)	—	—	308.9
Net current assets	53.8	447.5	740.0	(1,077.2)	(125.0)	7.5	46.6
Total assets less current liabilities	1,020.5	447.5	740.0	(1,077.2)	(125.0)	27.9	1,033.7
Non-current liabilities							
Bank and other loans	990.8	—	740.0	(990.3)	—	—	740.5
Accruals and other creditors	8.9	—	—	(3.9)	—	—	5.0
Obligations under finance leases	3.8	—	—	—	—	—	3.8
Pension obligation	321.1	—	—	—	(125.0)	—	196.1
Deferred tax liabilities	—	—	—	—	—	—	—
Long term provisions	12.7	—	—	—	—	—	12.7
	1,337.3	—	740.0	(994.2)	(125.0)	—	958.1
Net assets/(liabilities)	(316.8)	447.5	—	(83.0)	—	27.9	75.6

Notes:

(1) The financial information has been extracted, without material adjustments, from the IFRS Historical Financial Information on RHM plc as set out in Part X of this document. The sign convention follows that of the Balance Sheet in the IFRS Historical Financial Information.

(2) Issue proceeds:

	Pro forma impact	
	Cash	Net assets
	£'m	£'m
Gross proceeds	475.0	475.0
Offer costs and expenses	(27.5)	(27.5)
	447.5	447.5

Gross proceeds and offer costs and expenses are based on an offer price at the mid-point of the Price Range and have been extracted, without material adjustment, from the Additional Information as set out in Part XIII Note 20 of this document.

(3) Debt financing:

	Pro forma impact	
	Cash	Non-current liabilities
	£'m	£'m
Loan facilities as referred to in Part VII	750.0	750.0
Issue costs netted against Bank Loans, to be amortised over the term of the loan Part XIII Note 20	(10.0)	(10.0)
	740.0	740.0

(4) Debt repayment:

	Pro forma impact			
	Cash	Current liabilities	Non-current liabilities	Net assets
	£'m	£'m	£'m	£'m
Unsecured Subordinated Loan Notes as set out in Note 20 of the IFRS Historical Financial Information set out in Part X, plus interest accruing between the "compounding date" of 30 March and the year end of 30 April	(461.3)		461.3	
Senior Credit Agreement as set out in Note 20 of the IFRS Historical Financial Information set out in Part X, excluding unamortised issue costs	(98.0)	5.6	92.4	
Unamortised issue costs written off on repayment of the Senior Credit Agreement (which were netted against Bank Loans) as described in Note 20 of the IFRS Historical Financial Information set out in Part X		(0.3)	(0.6)	(0.9)
Secured Loan Notes as set out in Note 20 of the IFRS Historical Financial Information set out in Part X, excluding unamortised issue costs	(458.3)	15.6	442.7	
Break penalties on repayment of Secured Loan Notes as discussed in Part V Section 10	(80.0)			(80.0)
Unamortised issue costs written off on repayment of the Secured Loan Notes (which were netted against Bank Loans) as described in Note 20 of the IFRS Historical Financial Information set out in Part X		(0.5)	(1.6)	(2.1)
	(1,097.6)	20.4	994.2	(83.0)

There will be accrued interest on Unsecured Subordinated Loan Notes between 30 April 2005 and the expected redemption date of 22 July 2005 of £10.4 million payable.

(5) Pension fund contribution:

RHM will make a payment to the trustee of the RHM Pension Scheme of £125 million of which £110 million would be payable shortly after Admission and a further £15 million by 30 April 2006.

(6) Tax:

Deferred tax assets arise due to the additional tax allowable expenses arising from debt issue costs, Secured Loan Note break penalties and pension contributions. To fully utilise these tax deductions it is necessary to defer Capital Allowance claims which gives rise to deferred tax assets. These deferred tax assets are offset by a reduction in the deferred tax assets associated with the pension liability.

(7) No account has been taken of the trading results of the Group since 30 April 2005.

(8) This pro forma statement of net assets does not constitute financial statements within the meaning of section 240 of the Act.

The following is the full text of a letter from PricewaterhouseCoopers LLP, the reporting accountants, in relation to the unaudited consolidated pro forma balance sheet of RHM plc.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
RHM plc
Chapel House
Liston Road
Marlow
Buckinghamshire SL7 1TJ

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

4 July 2005

Dear Sirs

RHM plc ("the Company")

We report on the IFRS pro forma statement of net assets set out in Part XI of the Company's prospectus dated 4 July 2005. The IFRS pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the Global Offer might have affected the IFRS consolidated statement of net assets of the Company as at 30 April 2005.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the IFRS pro forma statement of net assets in accordance with Item 20.2 of Annex I and Annex II to the Prospectus Rules of the Financial Services Authority.

It is our responsibility to form an opinion, as required by the Prospectus Rules of the Financial Services Authority on the IFRS pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the IFRS pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the IFRS pro forma statement of net assets with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

1. The IFRS pro forma statement of net assets has been properly compiled on the basis stated; and
2. such basis is consistent with the IFRS accounting policies of the Company.

Declaration

We are responsible for this report. To the best of our knowledge and belief (having taken all reasonable care to ensure that this is the case), the information contained in this report is in accordance with the facts and does not omit anything likely to affect its import.

Yours faithfully

PricewaterhouseCoopers LLP

PART XII: DETAILS OF THE GLOBAL OFFER

1. Summary of the Global Offer

The Company intends to raise gross proceeds of £475 million through the Global Offer, and therefore the aggregate number of New Ordinary Shares available under the Global Offer will vary depending on the Offer Price. Based on an Offer Price at the mid-point of the Offer Price Range, 185,185,185 New Ordinary Shares will be issued by the Company and will be available under the Global Offer. In addition, it is currently expected that, based on an Offer Price at the mid-point of the Offer Price Range, 38,754,590 existing Ordinary Shares will be offered by Doughty Hanson and 6,695,020 existing Ordinary Shares will be offered by the Executive Directors, a former director and employees of the Group under the Global Offer. The actual number of Ordinary Shares to be offered under the Global Offer will be determined by Credit Suisse First Boston following consultation with DHC and the Company at the same time, and based on the same considerations, as the determination of the Offer Price and may vary significantly (above or below) the expected figure.

The Global Offer is being made to certain institutional and professional investors in the U.K. and elsewhere, in reliance on Regulation S under the Securities Act, and to QIBs in the U.S. in reliance on Rule 144A under the Securities Act or another exemption from the registration requirements of the Securities Act. Certain restrictions that apply to the distribution of this document and Ordinary Shares are described below under "Selling Restrictions". Allocations of Ordinary Shares under the Global Offer will be determined by Credit Suisse First Boston, following consultation with DHC and the Company, after indications of interest from prospective investors have been received. Prospective investors will be required to specify the number of Ordinary Shares which they would be prepared to acquire at the different levels of the Offer Price. Subject to Credit Suisse First Boston determining allocations, there is no minimum or maximum number of Ordinary Shares which can be applied for. This process, known as bookbuilding, is expected to cease on 18 July 2005 but the time for receipt of non-binding indications of interest under the Global Offer may be extended or shortened at the discretion of Credit Suisse First Boston following consultation with DHC and the Company. Payment for allocations must be received by no later than noon on the date of Admission.

Pursuant to the Global Offer, the Company will receive approximately £437.5 million from the subscription of New Ordinary Shares, net of underwriting commissions and other fees and expenses (including fees and expenses relating to the new bank facility) of £37.5 million payable by the Company. The Company will not receive any proceeds from the sale of existing Ordinary Shares to be sold by Doughty Hanson, the Executive Directors, a former director and employees of the Group, amounting to approximately £117 million in aggregate before the exercise of the Over-allotment Option (based on the mid-point of the Offer Price Range and current expectations of the number of shares to be sold).

All Ordinary Shares initially will be offered at the Offer Price, which will be determined by Credit Suisse First Boston following consultation with DHC and the Company. It is currently expected that the Offer Price will be within the Offer Price Range, although it may be set above or below this range. A number of factors will be considered in determining the Offer Price and the basis of allocation, including the objective of establishing an orderly aftermarket in the Ordinary Shares, prevailing market conditions and the level of absolute demand.

The Offer Price and the numbers of Ordinary Shares allocated to investors under the Global Offer are expected to be announced by the Company on 19 July 2005. Concurrently with such announcement, the Company will publish a pricing statement which will state the Offer Price and the aggregate number of New Ordinary Shares to be issued by the Company and existing Ordinary Shares to be sold by Doughty Hanson, the Executive Directors, a former director and employees of the Group.

The Global Offer is conditional on Admission becoming effective and on the Underwriting Agreements (the terms of which are summarised below) becoming unconditional and not having been terminated in accordance with their terms. If the Global Offer does not proceed, any monies received in respect of applications will be returned to applicants without interest.

Any New Ordinary Shares being issued by the Company will rank *pari passu* in all respects with the existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid on the Ordinary Shares after Admission. Any Ordinary Shares to be sold by Doughty Hanson, the Executive Directors, a former director and employees of the Group will be sold together with the right to receive all dividends and other distributions declared, made or paid on the Ordinary Shares after Admission.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange on 22 July 2005. Prior to that time, it is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange on 19 July 2005 and that the earliest date for settlement of such dealings will be 22 July 2005. These dates may be changed.

When admitted to trading, the Ordinary Shares will be registered with ISIN GB00B09ZOV67 and SEDOL number B09ZOV6.

2. Over-allotment and Stabilisation

In connection with the Global Offer, Credit Suisse First Boston as stabilisation manager, or any other person acting for it may, on behalf of the Underwriters, over-allot or effect transactions which are intended to stabilise or maintain the market price of the Ordinary Shares at a level higher than that which might otherwise prevail for a period of 30 days after the announcement of the Offer Price. However, there may be no obligation on Credit Suisse First Boston, or any agent of Credit Suisse First Boston, to do this. Such transactions may be effected on the London Stock Exchange and any other securities market, over the counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end 30 days after the announcement of the Offer Price. Save as required by law, Credit Suisse First Boston does not intend to disclose the extent of any over-allotment and/or stabilisation transactions under the Global Offer or the amount of any long or short positions.

The DH Partnerships and Co-investors will grant Credit Suisse First Boston, on behalf of the Underwriters, the Over-allotment Option, exercisable for a period of 30 days after the announcement of the Offer Price which will require the DH Partnerships and Co-investors to sell up to 10 per cent. of the aggregate number of Ordinary Shares available in the Global Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allotments (if any) and to cover short positions resulting from stabilisation transactions. Any such Ordinary Shares will be offered on the same terms and conditions as other Ordinary Shares in the Global Offer.

3. Underwriting Agreements

The Company has entered into the Underwriting and Sponsor's Agreement and expects to enter into the Syndicate Underwriting Agreement.

On 4 July 2005 the Company, DHC, DH Partnerships, Co-investors, Executive Directors, Senior Management and Paul Wilkinson entered into the Underwriting and Sponsor's Agreement with Credit Suisse First Boston. The purpose of the Underwriting and Sponsor's Agreement is: (a) for Credit Suisse First Boston to fully underwrite the Ordinary Shares the subject of the Global Offer at a price of 228p per Ordinary Share, being the bottom of the Offer Price Range (the "Underwritten Price"), in order to guarantee the Company gross proceeds of £475 million through the Global Offer and to guarantee the sale of Ordinary Shares by the DH Partnerships, Co-investors, Executive Directors, Senior Management and Paul Wilkinson at the Underwritten Price; and (b) to appoint Credit Suisse First Boston as sponsor in connection with the Global Offer and the application for admission to the Official List and to trading on the London Stock Exchange.

After the roadshow bookbuild and before the announcement of the Offer Price (expected to be 19 July 2005), the Company, DHC, the DH Partnerships, Co-investors, Executive Directors, Senior Management and Paul Wilkinson are expected to enter into the Syndicate Underwriting Agreement with the Underwriters pursuant to which, if executed, the Underwriters will agree to fully underwrite the Global Offer at the Offer Price, which will be determined by Credit Suisse First Boston following consultation with DHC and the Company. The Offer Price at which the Underwriters will underwrite the Global Offer pursuant to the Syndicate Underwriting Agreement will be equal to or greater than the Underwritten Price. The underwriting commitment contained in the Syndicate Underwriting Agreement will, when entered into, supersede the underwriting commitment contained in the Underwriting and Sponsor's Agreement.

The provisions of the Underwriting and Sponsor's Agreement and the Syndicate Underwriting Agreement (together the "Underwriting Agreements") will be substantially the same.

The Global Offer is, and will be, fully underwritten under the Underwriting Agreements. The Global Offer will be subject to satisfaction of certain conditions set out in the Underwriting Agreements, including Admission becoming effective, which is expected to take place on or about 22 July 2005, and the

Underwriting Agreements becoming unconditional in all respects and not having been terminated in accordance with their respective terms.

The Underwriting and Sponsor's Agreement and the Syndicate Underwriting Agreement are described in paragraph 14 of Part XIII "Additional Information — Underwriting Agreements".

The Underwriting Agreements will provide for Credit Suisse First Boston or the Underwriters (as applicable) to be paid commissions in respect of Ordinary Shares to be issued or sold pursuant to the Global Offer. Any commissions received by any of Credit Suisse First Boston or the Underwriters may be retained, and any Ordinary Shares acquired by them may be retained, or dealt in, by them for their own benefit. Investors should be aware that, while the ability of Credit Suisse First Boston or any of the Underwriters to retain shares is not unusual in underwriting agreements, doing so to any significant degree could, by limiting the number of Ordinary Shares available in the market, affect volatility in the market for the Ordinary Shares.

4. Dealing Arrangements

It is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8.00 am on 19 July 2005. Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8.00 am on 22 July 2005. All dealings between the commencement of conditional dealings and the commencement of unconditional dealings will be on a "when issued" basis. If the Global Offer does not become unconditional in all respects, all such dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

It is expected that Ordinary Shares allocated to investors will be delivered in uncertificated form and settlement will take place through CREST on Admission. Definitive certificates, where applicable, will be despatched either by post or hand at the risk of the investor.

5. CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The articles of association of RHM permit the holding of Ordinary Shares under the CREST system. The Directors will apply for the Ordinary Shares to be admitted to CREST with effect from Admission.

Accordingly, settlement of transactions in Ordinary Shares held in uncertificated form following Admission will take place within the CREST system.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Investors applying for Ordinary Shares in the Global Offer may, however, elect to receive Ordinary Shares in uncertificated form if that investor is a system-member (as defined in the CREST Regulations) in relation to CREST.

6. Lock-Up Arrangements

The Company has undertaken that (other than as contemplated by the Underwriting Agreements) neither it, nor any of its subsidiaries or other affiliates over which it exercises management or voting control, nor any person acting on its or their behalf will, for a period of 365 days after Admission, without the prior written consent of Credit Suisse First Boston (such consent not to be unreasonably withheld), issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly (or publicly announce any such issuance, offer, sale or disposal) any shares of the Company or securities convertible or exchangeable into or exercisable for shares of the Company or warrants or other rights to purchase shares of the Company or any security or financial product whose value is determined directly or indirectly by reference to the price of the underlying securities, including equity swaps, forward sales and options or depositary shares representing the right to receive any such securities. This undertaking does not apply to: (i) issuances of shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding as at the date of the Underwriting Agreements; or (ii) grants of share incentive awards and options pursuant to the terms of the Employees' Share Schemes to be adopted on Admission and described in paragraph 8 of Part XIII, and issuances of shares pursuant to the vesting or exercise of such awards or options.

Each Executive Director and member of Senior Management has undertaken that (other than as contemplated by the Underwriting Agreements) he/she will not for a period of 365 days after Admission, and will procure than none of his/her connected persons or persons acting on his/her or their behalf will: (a) offer, sell, contract to sell, mortgage, charge, assign, issue options or warrants in respect of, grant any option to purchase or otherwise dispose of, directly or indirectly, any Ordinary Shares (or any other securities convertible into or exchangeable for Ordinary Shares or which carry rights to subscribe or purchase Ordinary Shares); (b) enter into any transaction (including a derivative transaction) having an effect on the market in the Ordinary Shares similar to that of a sale of Ordinary Shares; (c) deposit any Ordinary Shares (or any other securities convertible into or exchangeable for Ordinary Shares or which carry rights to subscribe or purchase Ordinary Shares) into any depositary receipt facility; or (d) publicly announce any intention to do any of such things, in each case without the prior written consent of Credit Suisse First Boston (such consent not to be unreasonably withheld).

DHC and each DH Partnership and Co-investor has undertaken that (other than as contemplated by the Underwriting Agreements) it will not for a period of 180 days after Admission, and will procure that none of its affiliates or persons acting on its or their behalf will: (a) offer, sell, contract to sell, mortgage, charge, assign, issue options or warrants in respect of, grant any option to purchase or otherwise dispose of, directly or indirectly, any Ordinary Shares (or any other securities convertible into or exchangeable for Ordinary Shares or which carry rights to subscribe or purchase Ordinary Shares); (b) enter into any transaction (including a derivative transaction) having an effect on the market in the Ordinary Shares similar to that of a sale of Ordinary Shares; (c) deposit any Ordinary Shares (or any other securities convertible into or exchangeable for Ordinary Shares or which carry rights to subscribe or purchase Ordinary Shares) into any depositary receipt facility; or (d) publicly announce any intention to do any of such things, in each case without the prior written consent of Credit Suisse First Boston (such consent not to be unreasonably withheld).

The undertakings given by the Selling Shareholders described in the two paragraphs above are subject to certain exceptions as are usual in agreements of this nature which allow the Selling Shareholders: (a) to accept, or to give an irrevocable commitment to accept, a general offer made in accordance with the City Code on Takeovers and Mergers; (b) to transfer or dispose of shares pursuant to a compromise or arrangement between the Company and its creditors or members (or a class of them) which is sanctioned by the court under sections 425-427A of the Act; (c) to make transfers by way of gift in certain circumstances; (d) to transfer Ordinary Shares pursuant to any scheme or reconstruction under section 110 of the Insolvency Act 1986, any sale or transfer ordered by any court of competent jurisdiction, or to personal representatives; or (e) transfers between DH Partnerships and Co-investors or by such entities to executives of DHC or Doughty Hanson & Co Managers Limited.

Further details of these arrangements, which are, or are to be, contained in the Underwriting and Sponsor's Agreement and the Syndicate Underwriting Agreement, are set out in paragraph 14 of Part XIII ("Additional Information — Underwriting Agreements") of this document.

In addition, certain other employees of the Group have entered into separate arrangements with the Company pursuant to which they have agreed not to dispose of, or encumber, Ordinary Shares held by them for a period of 365 days after Admission.

7. Conditionality of the Global Offer

Subject to their respective obligations under the Underwriting Agreements, each of DHC, the Company and Credit Suisse First Boston expressly reserves the right to determine, at any time prior to Admission, not to proceed with the Global Offer. If such right is exercised, the Global Offer (and the arrangements associated with it) will lapse and any monies received in respect of the Global Offer will be returned to applicants without interest.

8. Selling Restrictions

The distribution of this document and the offer of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

8.1 *United Kingdom*

No Ordinary Shares have been offered or sold or will be offered or sold to persons in the United Kingdom prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of Section 102B of the FSMA.

8.2 *European Economic Area*

No Ordinary Shares have been offered or sold, or will be offered or sold, to the public in any Member State of the European Economic Area which has implemented Directive 2003/71/EC (the "Prospectus Directive") prior to Admission except: (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

8.3 *United States of America*

The Ordinary Shares have not been and will not be registered under the Securities Act or under any state securities laws and may not be offered, sold or delivered within the U.S. except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with the applicable state securities laws. Accordingly, the Ordinary Shares are being offered and sold in the U.S. only to QIBs in reliance on Rule 144A and outside the U.S. in reliance on Regulation S.

Prospective investors are hereby notified that the Company and the sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

In addition, until 40 days after the allocation of the Ordinary Shares in the Global Offer, an offer or sale of Ordinary Shares within the U.S. by any dealer (whether or not participating in the Global Offer) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

8.4 *Australia*

No prospectus, disclosure document, offering material or advertisement in relation to the Ordinary Shares has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of Ordinary Shares within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this document or any other prospectus, disclosure document, offering material or advertisement relating to the Ordinary Shares in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

8.5 *Hong Kong*

The Ordinary Shares may not be offered or sold by means of any document, either directly or indirectly, to persons in Hong Kong other than (i) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) ("SFO") of Hong Kong and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32) ("CO") of Hong Kong or which do not constitute an offer to the public within the meaning of the CO. Unless permitted to do so under the laws of Hong Kong, no person may issue, or have in its possession for the purposes of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the Ordinary Shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong, other than with respect to the Ordinary Shares which are or are intended to be disposed of only to persons outside Hong

Kong or only to "professional investors" within the meaning of the SFO and any rules made under the SFO.

8.6 *Japan*

The Ordinary Shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended (the "SEL"). Accordingly, the Ordinary Shares have not been and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organised under the laws of Japan), or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the SEL and any other applicable laws, regulations and ministerial guidelines of Japan.

8.7 *Singapore*

This document has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (the "**MAS**") under the Securities and Futures Act (Cap. 289) (the "**Securities and Futures Act**"). Accordingly, the Ordinary Shares may not be offered or sold or made the subject of an invitation for subscription or purchase, nor may this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the Ordinary Shares be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (ii) to a sophisticated investor as defined, and in accordance with and subject only to the conditions specified in, Section 275 of the Securities and Futures Act or (iii) otherwise than pursuant to, and in accordance with the conditions of, any other applicable exemption under the Securities and Futures Act.

Any person acquiring the Ordinary Shares under an exemption in sections 274 and 275 of the Securities and Futures Act will be deemed to have represented and acknowledged that it may not re-offer or re-sell or otherwise make any invitation to purchase the Ordinary Shares to any person other than those persons specified in either of sections 274 or 275 of the Securities and Futures Act unless and until at least six months have elapsed from the date the Ordinary Shares were initially acquired pursuant to an exemption under section 274 or 275 of the Securities and Futures Act and thereafter such restriction will not apply in respect of any subsequent re-offer, resale or invitation to purchase provided that the Ordinary Shares are listed for quotation or quoted on a securities exchange or recognised securities exchange as defined by the Securities and Futures Act.

8.8 *The Netherlands*

The Ordinary Shares have not been and will not, directly or indirectly, be offered or sold in the Netherlands other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

9. Investor Representations and Agreements

9.1 *Ordinary Shares Offered and Sold pursuant to Rule 144A*

Because the Ordinary Shares have not been and will not be registered under the Securities Act, subscribers or purchasers of Ordinary Shares in the U.S. are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of Ordinary Shares.

Each subscriber or purchaser of Ordinary Shares offered and sold in the U.S. pursuant to Rule 144A will be deemed to have represented, agreed and acknowledged that:

(a) it is (i) a QIB, (ii) acquiring such Ordinary Shares for its own account or for the account of a QIB and (iii) aware, and each beneficial owner of such Ordinary Shares has been advised, that the offer and sale of such Ordinary Shares to it is being made in reliance on Rule 144A;

(b) it understands that such Ordinary Shares have not been and will not be registered under the Securities Act and may not be re-offered, re-sold, pledged or otherwise transferred except (i) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements

of Rule 144A, (ii) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to the exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with all applicable securities laws of any state or other jurisdiction of the U.S. It understands that no representation can be made as to the availability of the exemption provided by Rule 144 under the Securities Act for resales of these Ordinary Shares;

(c) it will, and each subsequent holder is required to, notify any subsequent purchaser of Ordinary Shares from it of the resale restrictions referred to in 9.1(b)(i), (ii) and (iii) above;

(d) it understands that such Ordinary Shares, unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE RE-OFFERED, RE-SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (3) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THESE ORDINARY SHARES.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, FOR SO LONG AS ANY ORDINARY SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT, THE ORDINARY SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK.

EACH HOLDER BY ITS ACCEPTANCE OF THESE ORDINARY SHARES REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS AND WILL NOTIFY EACH SUBSEQUENT PURCHASER THEREOF

(e) notwithstanding anything to the contrary in the foregoing, for so long as any Ordinary Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, such Ordinary Shares may not be deposited into any unrestricted depositary receipt facility established or maintained by a depositary bank; and

(f) the Company, Doughty Hanson, the Registrars, the Underwriters and their affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If it is acquiring any Ordinary Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

Any offer, sale, pledge or other transfer made other than in compliance with the foregoing restrictions will not be recognised by the Company.

9.2 ***Ordinary Shares Offered and Sold Pursuant to Regulation S***

Each subscriber or purchaser of Ordinary Shares outside the U.S. pursuant to Regulation S and each subsequent purchaser of such Ordinary Shares in resales prior to the expiration of the distribution

compliance period (as defined in Regulation S) will be deemed to have represented, agreed and acknowledged that:

(a) it is aware that the sale of such Ordinary Shares to it is being made pursuant to and in accordance with Rule 903 of Regulation S and is aware of the restrictions thereunder;

(b) upon purchasing the Ordinary Shares, either (i) it will be the beneficial owner of such Ordinary Shares, it is located outside of the U.S. (as defined in Regulation S), and it has acquired, or has agreed to acquire and will have acquired, such Ordinary Shares outside the U.S., or (ii) it is a broker-dealer acting on behalf of its customer, it is located outside the U.S., and its customer has confirmed to it that (A) upon purchasing the Ordinary Shares, such customer will be the beneficial owner of such Ordinary Shares, and (B) such customer is located outside the U.S.;

(c) it understands that such Ordinary Shares have not been and will not be registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the U.S. (as defined in Regulation S) unless registered under the Securities Act or pursuant to an exemption from registration under the Securities Act; and

(d) the Company, the DH Partnerships, the Underwriters and their affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements.

PART XIII: ADDITIONAL INFORMATION

1. Incorporation

1.1 RHM plc was incorporated and registered in England and Wales on 14 March 2000 under the Act as a private company limited by shares with the name 305th Shelf Investment Company Limited and registered number 3946774. On 14 July 2000, RHM changed its name to RHM Group One Limited. On 1 July 2005, RHM was re-registered as a public limited company and changed its name to RHM plc.

1.2 The registered and head office of RHM plc is at Chapel House, Liston Road, Marlow, Buckinghamshire SL7 1TJ and the head office's telephone number is +44 1628 478484.

1.3 The principal legislation under which RHM plc operates is the Act.

2. Share Capital

2.1 RHM plc was incorporated with an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which two ordinary shares were allotted on 6 March 2000 to Loviting Limited and Serjeant's Inn Nominees Limited as subscriber shares at a price of £1 each.

At an extraordinary general meeting of RHM plc's members held on 31 August 2000, a special resolution was passed, pursuant to which:

(a) each of the two ordinary shares in issuance at the time, and the remaining 98 unissued ordinary shares in the capital of RHM plc were subdivided into 100 ordinary shares of 1p each, each of such shares having the rights and restrictions set out in the articles of association which were adopted at the time; and

(b) the authorised share capital was increased to £184,736.84 by creating:

(i) 1,750,000 ordinary shares of £0.01 each; and

(ii) 16,723,684 "A" ordinary shares of £0.01 each,

each of such shares having the rights and restrictions set out in the articles of association that were adopted at the time.

2.2 At the extraordinary general meeting of RHM plc held on 30 June 2005, the shareholders of RHM plc resolved (conditional upon and with effect from Admission) amongst other things:

(a) to subdivide each Ordinary Share of £0.01 each into ten Ordinary Shares of £0.001 each and each "A" Ordinary Share of £0.01 each into ten "A" Ordinary Shares of £0.001 each;

(b) to increase RHM plc's authorised share capital to £550,000,000 by creating a further 365,203,160 Ordinary Shares of £0.001 each;

(c) to adopt new articles of association (the "Articles");

(d) to alter the memorandum of association in accorance with the re-registration of RHM Group One Limited as a public limited company under the name RHM plc; and

(e) to re-register RHM Group One Limited as a public limited company.

The Articles, the material provisions of which are summarised in paragraph 4 of this Part XIII, provide that the Directors are authorised to allot equity securities (within the meaning of section 94(2) of the Act) up to an aggregate nominal amount equal to the amount of RHM plc's authorised but unissued share capital as decided by a special resolution of the shareholders in general meeting from time to time and provide that the Directors are authorised to make such allotments without having regard to statutory pre-emption rights in circumstances limited to:

(a) the allotment of equity securities (within the meaning of section 94(2) of the Act) in connection with a rights issue, open offer or other *pro rata* issue in favour of the holders of Ordinary Shares where the equity securities respectively attributable to the interests of the holders of Ordinary Shares are proportional (as nearly as may be) to the respective numbers of Ordinary Shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with legal or practical problems in respect of overseas shareholders, fractional entitlements or otherwise; and

(b) the allotment (otherwise than pursuant to (a) above) of equity securities up to an aggregate nominal amount equal to five per cent. of the nominal value of the ordinary share capital of RHM plc in issue or unconditionally allotted immediately following the time when the resolution adopting the Articles becomes effective.

The authority to allot Ordinary Shares in the Articles will expire on the date which is five years from the date of adoption of the Articles and the authority to disapply statutory pre-emption rights will expire on the date which is 15 months from the date of the adoption of the Articles or at the next annual general meeting of RHM plc, whichever is earlier.

2.3 Under an Option Deed entered into between RHM plc and Paul Wilkinson on 31 August 2000, as amended and restated by a deed of amendment and restatement on 9 August 2002, by a second deed of amendment and restatement on 17 January 2003 and by a third deed of amendment dated 1 July 2005, there are outstanding options over 1,875,000 unissued Ordinary Shares which may be exercised upon Admission. For further information please see paragraph 10.7 of this Part XIII.

2.4 The authorised share capital of RHM plc at the date of this document is £550,000.00 divided into 550,000,000 ordinary shares of £0.001 each, of which 175,500,000 are issued and fully paid.

2.5 Upon Admission, the "A" Ordinary Shares of £0.001 each in the capital of the Company will immediately be re-classified as Ordinary Shares carrying the same voting rights as and ranking equally in all respects with the existing Ordinary Shares of £0.001 each in the capital of the Company.

2.6 Immediately following Admission and assuming that the Offer Price is at the mid-point of the Offer Price Range, the authorised share capital of RHM plc will be £550,000.00 divided into 550,000,000 Ordinary Shares of £0.001 each, of which 360,685,185 will have been issued and fully paid.

2.7 Other than as described herein, there have been no changes in the issued capital of RHM plc, nor have there been any material changes (other than intra-group issues by wholly owned subsidiaries, pro-rata issues by partly owned subsidiaries or changes in the capital structures of subsidiaries that have remained wholly owned) in the last three financial years in the issued capital of any member of the Group or in the number or classes of any shares which make up the capital of any Group member.

2.8 The Directors are authorised under the current articles of association to allot the New Ordinary Shares in connection with the Global Offer. Statutory pre-emption rights in relation to the allotment of equity securities contained in section 89(1) of the Act have been disapplied by RHM plc. The pre-emption provisions in the current Articles of Association of RHM plc relating to the allotment of shares do not apply to the allotment of the New Ordinary Shares in the Global Offer.

2.9 The provisions of section 89(1) of the Act, to the extent to which they are not disapplied pursuant to the Act, confer on the shareholders rights of pre-emption in respect of the allotment of equity securities (within the meaning of section 94(2) of the Act) which are, or are to be, paid up in cash.

2.10 Other than intra-group issues by wholly owned subsidiaries, no member of the Group has issued any loan capital within the three years prior to the date of this document.

3. Subsidiary Undertakings

RHM plc is the holding company of the Group. The following table contains a list of all of the subsidiary undertakings of RHM plc that are significant in terms of RHM plc's assets and liabilities, financial position or profits and losses. Such subsidiary undertakings:

(a) are 100 per cent. owned, directly or indirectly; and

(b) unless stated otherwise, have their registered office at Chapel House, Liston Road, Marlow, Buckinghamshire SL7 1TJ.

Name and registered office	Principal activity	Country of incorporation
Avana Bakeries Limited	Manufacture of flour confectionary products	England and Wales
British Bakeries Limited	Production and sale of bakery products	England and Wales
Centura Foods Limited	Manufacture, processing, marketing and sale of grocery products	England and Wales

Name and registered office	Principal activity	Country of incorporation
CF (IP) Limited	Holder of intellectual property rights of its parent company	England and Wales
Charnwood Foods Limited	Manufacture of convenience foods	England and Wales
Granary South Pacific Pty Limited, c/o PricewaterhouseCoopers, 201 Sussex Street, Sydney NSW 2000 Australia	Purchase and release of wheat flakes	Australia
Kildorough Limited, Dublin Industrial Estate, Finglas Road, Glasnevin Dublin 11, Ireland	Marketing, selling and distributing food products in Ireland	Ireland
Le Pain Croustillant Limited	Bakery	England and Wales
Manor Bakeries Limited	Production and sale of bakery products	England and Wales
McDougalls Food Limited	Undisclosed agent of Rank Hovis Limited	England and Wales
MB (IP) Limited	Holder of intellectual property rights of its parent company	England and Wales
R.F. Brookes Limited	Manufacture of convenience foods	England and Wales
Ranks Hovis Limited	Flour milling	England and Wales
Ranks Hovis McDougall Limited	Holding company	England and Wales
RGB Coffee Limited	Sale of coffee and coffee related products	England and Wales
RHBB (IP) Limited	Holder of intellectual property rights of its parent company	England and Wales
RHM Finance Limited, Walkers SPV Ltd, Walker House, PO Box 908GT George Town, Grand Cayman Cayman Islands	Investment company	Cayman Islands
RHM Foodservice Limited	Manufacture and sale of processed foods for the catering industry	England and Wales
RHM Frozen Foods Limited	Manufacture and distribution of frozen foods	England and Wales
RHM Group Holding Limited	Holding company	England and Wales
RHM Ireland Limited, Dublin Industrial Estate, Finglas Road Glasnevin, Dublin 11	Marketing, selling and distribution of food products in Ireland	Ireland
RHM Technology Limited	Operation of research laboratories and the provision of consultancy services	England and Wales
Robertson's-Ledbury Preserves Limited	Production and sale of industrial preserves	England and Wales
Société Française de Panification et de Patisserie-Lyon SA (Sofrapain) Chemin de Cautupolen 69120 Vauix en Valin, France	Manufacturing and distribution of food products	France

4. Memorandum and Articles of Association

4.1 The memorandum of association of RHM plc provides that RHM plc's principal objects are to carry on the business of a property and investment holding company and any other business that may promote the prosperity of the Company or advance its interests. The objects of RHM plc are set out in full in clause 3 of RHM plc's memorandum of association which is available for inspection as provided in paragraph 21.10(a) of this Part XIII.

4.2 The following is a summary of certain provisions of the Articles which were adopted pursuant to a special resolution of RHM plc passed on 30 June 2005 (conditional upon Admission) and referred to in paragraph 2.2 of this Part XIII:

(a) **Dividends**

(i) Subject to the provisions of the Companies Acts, RHM plc may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board.

(ii) Subject to the provisions of the Companies Acts, the Board may pay interim dividends if it appears to the Board that they are justified by the profits of RHM plc available for distribution. The Board may also pay at intervals determined by it any dividend at a fixed rate if it appears to the Board that the profits available for distribution justify the payment. If the Board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

(iii) No dividend or other moneys payable in respect of a share shall bear interest against RHM plc unless otherwise provided by the rights attached to the share.

(iv) The Board may withhold payment from a person of any dividend or scrip dividend in respect of shares in RHM plc if those shares represent at least a ¼ of one per cent. interest in RHM plc's shares or any class thereof and if, in respect of those shares, such person has been served with a direction notice after failure (whether by such person or by another) to provide RHM plc with information concerning interests in those shares required to be provided under the Act.

(v) Except as otherwise provided by the rights attached to any class of shares, all dividends will be declared and paid according to the amounts paid-up on the shares during any portion of the period in respect of which the dividend is paid.

(vi) The Board may, if authorised by an ordinary resolution of RHM plc, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend.

(vii) Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by RHM plc.

(b) **Distribution of Assets on Winding Up**

Except as provided by the rights and restrictions attached to any class of shares, the holders of RHM plc's shares will under general law be entitled to share in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of RHM plc and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

(c) **General Meetings**

(i) All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

(ii) The Board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Act, the Board

shall promptly convene an extraordinary general meeting in accordance with the requirements of the Act.

(iii) An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice. Subject to the provisions of the Act, to the provisions of the Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

(iv) The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(A) the declaration of dividends;

(B) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(C) the appointment and re-appointment of Directors;

(D) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(E) the fixing of, or the determining of the method of fixing, the remuneration of the Directors or auditors.

(v) In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

(vi) The Board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(A) participate in the business for which the meeting has been convened;

(B) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(C) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

(vii) The Board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

(viii) The Board may from time to time make any arrangements for controlling the level of attendance at any venue as described in 4.2(c)(vii) above (including without limitation the issue of tickets or the imposition of some other means of selection) as it in its absolute

discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 70. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

(ix) The right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Act or these Articles to be made available at the meeting.

(x) A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company. The chairman may invite any person to attend and speak at any general meeting of the Company if he considers that such person has the appropriate knowledge or experience of the Company's business to assist in the deliberations of the meeting.

(d) **Voting**

(i) Subject to the rights and restrictions attached to any class of shares:

(A) on a show of hands, every member present in person shall have one vote; and

(B) on a poll every member present in person or by proxy shall have one vote for every share of which they are the holder,

provided that no member shall be entitled to vote in relation to shares held by them unless all moneys presently payable by them in respect of those shares have been paid.

(ii) A member who has been served with a direction notice (as defined in the Articles) after failure (whether by such member or by another person) to provide RHM plc with information concerning interests in those shares required to be provided under the Act, shall (for so long as the information is not supplied and for up to 7 days thereafter) not be entitled to vote in respect of the shares in relation to which the information has not been supplied.

(e) **Variation of Rights**

Subject to the provisions of the Act, rights attached to any class of shares may be varied or abrogated in such manner (if any) as may be provided by those rights, or in the absence of any provision, either with the written consent of the holders of not less than three quarters in nominal value of the issued shares of that class (excluding shares of that class held by RHM plc as treasury shares), or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

(f) **Alteration of Share Capital**

RHM plc may from time to time by ordinary resolution increase, consolidate and divide or, subject to the Companies Acts, subdivide all or any part of its share capital. RHM plc may by ordinary resolution also cancel any shares that have not, at the date of passing the resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled. Subject to the provisions of the Act, RHM plc may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

(g) **Allotment and Issue of Shares**

Subject to the provisions of the Act and the Articles and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as RHM plc may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine. The unissued shares of RHM plc (whether forming part of the original or any increased capital) are at the disposal of the Board.

(h) **Redeemable Shares and Purchase of Own Shares**

Subject to the Act, and without prejudice to any rights attaching to any existing shares or class of shares, in such manner as is provided in the Articles, shares may be issued that are to be redeemed or which at the option of RHM plc or the holder are liable to be redeemed.

Subject to the Act and to Chapter 12 of the Listing Rules and without prejudice to any relevant special rights attached to any class of shares, RHM plc may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par).

(i) **Transfer of Shares**

(i) A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

(ii) The Board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which:

(A) is not a fully paid share, provided that the refusal does not prevent dealings in shares of the class in RHM plc from taking place on an open and proper basis; or

(B) on which RHM plc has a lien.

(iii) The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(A) is lodged, duly stamped (if stampable), with RHM plc and (except where the shares are registered in the name of a recognised person (as defined in the Articles) and no certificate shall have been issued thereof) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may required:

(B) is in respect of one class of share only;

(C) is in favour of not more than four persons;

(D) is in respect of a fully paid share; and

(E) is in respect of a share on which the Company does not have a lien.

(iv) The Board may refuse to register a transfer of shares in RHM plc by a person if shares represent at least a ¼ of one per cent. interest in RHM plc's shares or any class thereof and if, in respect of those shares, such person has been served with a direction notice after failure (whether by such person or by another) to provide RHM plc with information concerning interests in those shares required to be provided under the Act unless (i) the transfer is an approved transfer (as defined in the Articles), (ii) the relevant member is not himself in default as regards supplying the information required and he certifies that after due and careful enquiry he is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, or (iii) the transfer of the shares is required to be registered by the CREST Regulations.

(v) Notice of refusal to register a transfer must be sent to the transferee within two months after the date on which the instrument of transfer was lodged with RHM plc or the instruction to transfer shares was received by RHM plc from the Operator of a Relevant System (in each case, as defined in the CREST Regulations), as the case may be.

(vi) No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

(vii) Shares may be transferred by means of a relevant system, including the Relevant System of which CRESTCo Limited is the Operator (in each case, as defined in the CREST Regulations).

(viii) Save as provided above or as required by the Companies Acts or other applicable law, there are no restrictions on the transfer of shares.

(ix) Other than as provided by sections 428 to 430 of the Act and the City Code on Takeovers and Mergers there are no rules or provisions relating to mandatory takeover bids and/or squeeze-out and sellout rules in relation to the Ordinary Shares.

(j) **Lien and forfeiture**

(i) RHM plc will have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to RHM plc (whether presently or not) in respect of that share. The Board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from such lien. RHM plc's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

(ii) Subject to the terms of allotment, the Board may from time to time make calls in respect of monies unpaid on shares. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the Board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by RHM plc by reason of such non-payment. If such notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited pursuant to a resolution of the Board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture.

(k) **Directors**

(i) **Number, appointment and retirement of Directors**

Unless otherwise determined by ordinary resolution, the number of Directors shall be not less than two and shall not be subject to any maximum. Directors may be appointed by RHM plc by an ordinary resolution of shareholders. The Board may appoint a Director either to fill a vacancy or as an additional Director and in either case whether or not for a fixed term. Any Director so appointed shall hold office only until the next following general meeting and shall not be taken into account in determining the Directors who are to retire by rotation at such meeting. If not re-appointed at such meeting, such a Director shall vacate office at its conclusion. A director shall not be required to hold shares in the capital of RHM plc.

(ii) **Remuneration**

(A) The emoluments of any Director holding executive office for his services as such shall be determined by the Board.

(B) The total ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provision of the Articles) shall not exceed in aggregate £750,000 per annum or such higher amount as RHM plc may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. In addition, any Director who does not hold executive office and who serves on any committee of the Board, goes or resides abroad for any purpose of RHM plc or (without prejudice to the above) performs services outside the scope of the ordinary duties of a Director may be paid such extra remuneration as the Board may determine.

(C) In addition to any remuneration to which the Directors are entitled under the Articles, they may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Board or any committee of the Board, general meetings or separate meetings of the holder of any class of shares or of debentures of RHM plc or otherwise in obtaining professional advice in connection with the affairs of the Company or the discharge of their duties as Directors.

(D) The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of RHM plc or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by any of them, and for any member of his family or any person who is or was dependent on him.

(iii) **Age**

The provisions of the Act with regard to age limit for Directors shall not apply to RHM plc but where the Board convenes any general meeting of RHM plc at which (to the knowledge of the Board) a Director will be proposed for appointment or re-appointment who at the date of which the meeting is convened will have attained the age of 70 or more, the Board shall give notice of his age in years in the notice convening the meeting.

(iv) **Retirement by rotation**

At the first general meeting after the date of adoption of the Articles and at each subsequent annual general meeting as near as possible to one-third of the Directors, but at least one in any case, shall retire from office by rotation. The Directors to retire will be those who have been longest in office and those who have at the start of the annual general meeting been in office for more than three years since their last appointment or re-appointment or in the case of those who were appointed or re-appointed on the same day, will be (unless they otherwise agree) determined by lot.

(v) **Votes**

Questions arising at a meeting of the Board shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

(vi) **Voting Restrictions**

A Director shall not vote at a meeting of the Board or a committee of the Board on any resolution of the Board concerning his appointment or concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, RHM plc) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(A) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, RHM plc or any of its subsidiary undertakings;

(B) the giving of a guarantee, security or indemnity in respect of a debt or obligation of RHM plc or any of its subsidiary undertakings for which the Director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(C) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of RHM plc or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(D) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate or of any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed to be a material interest in all circumstances);

(E) a contract, arrangement, transaction or proposal for the benefit of employees of RHM plc or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(F) a contract, arrangement, transaction or proposal concerning any insurance which RHM plc is empowered to purchase or maintain for, or for the benefit of, any Directors of RHM plc or for persons who include Directors of RHM plc.

(vii) **Directors' interests**

Subject to the provisions of the Companies Acts, and provided that he has disclosed to the Board the nature and extent of any material interest of his, a Director notwithstanding his office:

(A) may be a party to, or otherwise interested in, any transaction or arrangement with RHM plc or in which RHM plc is otherwise interested;

(B) may act by himself or his firm in a professional capacity for RHM plc (otherwise than as auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a Director;

(C) may be a director or other officer of, or employee by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by RHM plc or in which RHM plc is otherwise interested; and

(D) shall not, by reason of his office, be accountable to RHM plc for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest of benefit.

(l) **Borrowing Powers**

The Board may exercise all the powers of RHM plc to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of RHM plc or of any third party.

The board is required to restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group (exclusive of any intra-group borrowings) after deducting the amount of cash deposited will not, without the previous authority of the Company in general meeting, exceed:

(A) the greater of £1,400,000,000 and an amount equal to 5.5 times adjusted capital and reserves; or

(B) any higher limit fixed by ordinary resolution of the Company which is applicable at the relevant time.

(m) **Indemnity of Officers and Auditors**

Subject to the Companies Acts but without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director or other officer of the Company (other than any person (whether or not an officer of the Company) engaged by the Company as auditor) is entitled to be indemnified out of the assets of the Company against all costs, charges, losses and liabilities (together "Liabilities") incurred by him from time to time (whether in connection with any negligence, default, breach of duty or breach of trust by him or otherwise) in relation to the affairs of the Company provided that such indemnity shall not apply in respect of any liability incurred by him:

(i) to the Company or to any associated company; or

(ii) to pay a fine imposed in criminal proceedings; or

(iii) to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising); or

(iv) in defending any criminal proceedings in which he is convicted; or

(v) in defending any civil proceedings brought by the Company, or an associated company, in which judgment is given against him; or

(vi) in connection with any application under any of the following provisions in which the court refuses to grant him relief, namely—

(A) section 144(3) or (4) (acquisition of shares by innocent nominee) of the Act; or

(B) section 727 (general power to grant relief in case of honest and reasonable conduct) of the Act.

Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which the person concerned may be otherwise entitled, every person who is or was at any time an auditor of the Company may be indemnified out of the assets of the Company against all liabilities which he may sustain or incur in the execution of the duties of his office and/or the exercise of his powers or discretions, including any liability suffered or incurred by him in disputing, defending, investigating or providing evidence in connection with any actual, threatened or alleged claims, demands, investigations or proceedings, whether civil or criminal, or in connection with any application under section 727 of the Act.

(n) **Disclosure of Beneficial Ownership**

As provided by section 199 of the Companies Act 1985, a person has a notifiable interest in the share capital of RHM plc when (i) he has material interests with an aggregate nominal value equal to or greater than three per cent. of the nominal value of the share capital or (ii) not having such an interest by virtue of (i) above, the aggregate nominal value of the shares in which he has interests (whether or not these are material interests) is equal to or more than ten per cent. of that share capital.

If at any time the Board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a "**section 212 notice**") and is in default for the prescribed period in supplying to RHM plc the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Board may, in its absolute discretion at any time thereafter by notice (a "**direction notice**") to such member direct that:

(i) in respect of the shares in relation to which the default occurred (the "**default shares**", which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(ii) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, the direction notice may additionally direct that in respect of the default shares:

(A) no payment shall be made by way of dividend and no share shall be allotted in lieu of payment of a dividend;

(B) no transfer of any default share shall be registered unless:

(1) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the Board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(2) the transfer is an approved transfer; or

(3) registration of the transfer is required by the Regulations.

Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(i) a notice of an approved transfer, but only in relation to the shares transferred; or

(ii) all the information required by the relevant section 212 notice, in a form satisfactory to the Board.

5. Directors' and Senior Management's Interests

5.1 The interests of the Directors and members of the Senior Management and their immediate families (all of which are beneficial unless otherwise stated) in the issued share capital of RHM plc which:

(a) have been notified pursuant to section 324 or section 328 of the Act by each Director and by each member of the Senior Management to the extent that they are also directors of subsidiaries of RHM plc;

(b) are required pursuant to section 325 of the Act to be entered into the register referred to therein;

(c) are interests of a connected person (within the meaning of section 346 of the Act) of a Director which would, if the connected person were a director, be required to be disclosed under paragraph 5.1(a) or (b) above and the existence of which is known to or with reasonable diligence be ascertained by that Director; or

(d) would have been required to be disclosed in paragraphs (a) to (c) above if the relevant member of Senior Management had been a Director of RHM plc,

were as at 1 July 2005 (being the latest practicable date prior to the publication of this document) and are expected to be, immediately following the Global Offer, as follows:

	At the date of this document		Following the Global Offer[1]	
Name	Number of Ordinary Shares	Percentage of issued share capital	Number of Ordinary Shares	Percentage of issued share capital
Jan du Plessis[2]	219,300	0.1%	219,300	0.1%
Ian McMahon	2,500,000	1.4%	2,000,000	0.6%
Andrew Allner	1,000,000	0.6%	800,000	0.2%
Richard Hanson[3]	208,190	0.1%	208,190	0.1%
Miles Warnick	598,940	0.3%	449,210	0.1%
Ginny Knox	500,000	0.3%	375,000	0.1%
Tim Kelly	600,000	0.3%	450,000	0.1%
Susan Fox	500,000	0.3%	375,000	0.1%
Gerry Walsh	500,000	0.3%	375,000	0.1%

(1) Assuming that the Offer Price is at the mid point of the Offer Price Range and excluding awards made under the RHM Group Performance Share Plan described below.

(2) Mr. du Plessis purchased 219,300 Ordinary Shares on 30 June 2005 from the DH Partnerships and the Co-investors.

(3) Richard Hanson holds these Ordinary Shares through Officers Nominees Limited, a Company that acts as nominee for certain employees of existing and former employees and directors of DHC. In addition, Mr Hanson is entitled, under certain circumstances, to receive a portion of the proceeds received by the DH Partnerships and the Co-investors from the sale of Ordinary Shares sold by such parties.

The following awards will be made under the Performance Share Plan conditional on Admission to the Directors and Senior Management listed below. The number of Shares under award will be calculated using the Offer Price and an indicative number based on the mid point of the Offer Price Range is set out below.

Name	Number of Ordinary Shares[1]
Ian McMahon	175,438
Andrew Allner	89,191
Miles Warnick	66,666
Ginny Knox	58,479
Tim Kelly	82,748
Susan Fox	52,631
Gerry Walsh	48,245

(1) Assuming that the Offer Price is at the mid point of the Offer Price Range.

5.2 As at 1 July 2005, the Executive Directors together with Senior Management and all other employees were potential beneficiaries in respect of a total of 1,326,890 Ordinary Shares held by the trustee of the RHM Group Employees' Benefit Trust.

5.3 Save as disclosed in paragraph 5.1 and 5.2 above, none of the Directors or members of the Senior Management or any connected person within the meaning of section 346 of the Act has any interest, whether beneficial or non-beneficial, in the share capital of RHM plc or any of its subsidiaries.

5.4 Other than the interests of the Directors and members of the Senior Management disclosed in this paragraph 5 (and assuming no exercise of the Over-Allotment Option), the Directors are aware that the persons set out below are, or will immediately following the Global Offer be, interested in 3 per cent. or more of RHM plc's issued share capital:

	At the date of this document		Following the Global Offer[1]	
Name	**Number of Ordinary Shares**	**Percentage of issued share capital**	**Number of Ordinary Shares**	**Percentage of issued share capital**
DHC-RHM (Bermuda) LP Reid House, 31 Church Street, Hamilton, Bermuda	54,250,700	30.9%	40,925,473	11.3%
Doughty Hanson & Co III Limited Partnership Nos. 1, 2 & 9–16 .... 45 Pall Mall, London, United Kingdom	48,519,120	27.6%	36,601,702	10.1%
RHM Co-Invest (Bermuda) L.P.[2] .... Reid House, 31 Church Street, Hamilton, Bermuda	50,154,090	28.6%	37,835,085	10.5%

(1) This assumes no exercise of the Over-Allotment Option.

(2) RHM Co-Invest (Bermuda) L.P., a limited partnership formed in Bermuda, holds Ordinary Shares in RHM for a number of investors, including Anfield Investment Pte Limited, Mellon Bank MA (as Trustee for the Bell Atlantic Master Trust) and Northwestern Mutual Life Insurance, which own indirectly 9.0 per cent., 4.4 per cent. and 4.5 per cent. of RHM through this limited partnership.

Taken together, the DH Partnerships own 102,769,820 Ordinary Shares, or approximately 58.6 per cent. of RHM plc's entire issued share capital. In addition, the Co-investors own a further 55,010,880 Ordinary Shares. Through its control of the DH Partnerships and the Co-investors, Doughty Hanson's interest in RHM immediately prior to the Global Offer was equal to 157,780,700 Ordinary Shares or 89.9 per cent. of RHM plc's entire issued share capital. Following the Global Offer, and assuming the exercise of the Over-Allotment Option in full, Doughty Hanson will be interested in 26.6 per cent. of RHM plc's entire issued share capital.

The DH Partnerships are a series of limited partnerships that are funded by institutional investors primarily in Europe and the United States. The purpose of the DH Partnerships is to make investments in shares and debentures with a view to returning capital gains to their limited partners through a trade sale or initial public offering. The DH Partnerships, which have a limited term, can in certain circumstances distribute any holding of stock to their limited partners as a distribution *in specie*. Whilst the DH Partnerships do not necessarily expect to be long term holders of stock following the expiry of any lock up period, they will make any decision regarding a disposal taking into account all relevant factors with a view to maximising the return to the limited partners in the DH Partnerships.

DHC is the general partner of each of the DH Partnerships and as such acts on behalf of each limited partnership and is authorised, under the relevant limited partnership agreement, *inter alia*, to direct the exercise of the voting rights by the nominee holder.

As a matter of English law, (and, in relation to the limited partnership formed in Bermuda) all of the partners in each partnership have an interest in all of the underlying assets of that partnership. The numbers of shares attributable to specific limited partners above reflect their holdings in the relevant partnership and hence their ultimate entitlement to the Ordinary Shares.

DHC is a company incorporated in England and Wales. Its registered office is at 45 Pall Mall, London SW1Y 5JG, United Kingdom. It is an independent fund management company with offices in London, New York, Frankfurt, Luxembourg, Milan, Munich, Paris and Stockholm.

5.5 There are no differences between the voting rights enjoyed by the shareholders described in paragraphs 5.1 to 5.4 above and those enjoyed by any other holder of Ordinary Shares in RHM plc.

5.6 For a discussion of the measures in place to ensure that the control exercised over RHM plc by the persons described in paragraph 5.4 above is not abused, please see paragraph 4 of Part IX (Directors, Senior Management And Employees), Part VIII (Principal and Selling Shareholders) and paragraph 10.4 (Relationship Agreement with Doughty Hanson) of Part XIII of this document.

6. Directors' Remuneration and Terms and Conditions

6.1 Executive Directors

Ian McMahon (Chief Executive Officer) and Andrew Allner (Group Finance Director) (together, the "**Executive Directors**") are employed by RHM Group Limited under service agreements dated 29 June 2005. The notice period required to terminate the service agreements is six months from the relevant Executive Director and 12 months from the company albeit that the company may at its option terminate the employment immediately by making a payment in lieu of notice equivalent to the salary and the cost to RHM Group Limited of providing such contractual benefits as the Executive would have been entitled to receive if he had worked out the remainder of his notice. The employment of the Executive Directors is terminable with immediate effect if the Director either is incapacitated (for more than 200 working days) from performing his duties, becomes of unsound mind, becomes bankrupt, neglects or refuses (without reasonable cause) to perform all or a material amount of his duties, or misconducts himself in a way which might materially adversely affect RHM plc or any of its subsidiaries. The following are particulars of the terms of and remuneration payable under these service agreements:

The service agreements entitle each of the Executive Directors to the following benefits:

(i) basic salary of £450,000 per annum for Ian McMahon and £305,000 per annum for Andrew Allner. Salaries under each of the agreements are to be reviewed annually by the remuneration committee (the next such annual review being due on 1 July 2006);

(ii) entitlement to participate in such equity incentive arrangements as are authorised by the remuneration committee—as described in paragraph 5.1 of this Part XIII, conditional on Admission, Ian McMahon will be granted an award under the Performance Share Plan over 175,438 Ordinary Shares and Andrew Allner will be granted an award under the Performance Share Plan over 89,191 Ordinary Shares (assuming that the Offer Price is at the mid point of the Offer Price Range);

(iii) a discretionary annual bonus in line with the senior management bonus scheme applicable to RHM plc;

(iv) in the case of Ian McMahon, entitlement to participate in the RHM Pension Scheme and its Executive Section and additional benefits above the earnings cap paid as a cash supplement of £126,000 and, in the case of Andrew Allner, a salary supplement of £65,824.44;

(v) 25 days' holiday per annum; and

(vi) other customary benefits (including private medical insurance and a company car or, in the case of Andrew Allner, a £13,000 car allowance, together with associated costs and expenses).

6.2 Non-executive Directors

The following non-executive Directors have entered into agreements with RHM plc:

(a) Jan du Plessis has been appointed as Chairman for a period of three years, terminable by not less than six months' prior written notice. The appointment is terminable with immediate effect if Jan commits a serious breach of his obligations to the Company or misconduct that brings the Company into disrepute or is declared bankrupt. Jan will receive an annual fee of £150,000 plus a one-off fee of £150,000 payable in respect of his duties leading up to Admission. Jan will be reimbursed for all reasonable expenses properly incurred; and

(b) Richard Hanson will secure no fees from the performance of his duties as a non-executive Director.

6.3 Save as disclosed in paragraphs 6.1 and 6.2, there are no existing or proposed service agreements between any of the directors and RHM plc or any of RHM plc's subsidiaries.

6.4 The aggregate remuneration, paid to Susan Fox, Tim Kelly, Ginny Knox, Gerry Walsh and Miles Warnick (together, the "Senior Management") in FY 2005 was £2,130,725 and the aggregate amount set aside by RHM and its subsidiaries to provide pension, retirement or similar benefits to Senior Management was £313,244.

7. Additional Information on the Board and Senior Management

7.1 In addition to their directorships in RHM plc and certain subsidiaries of RHM plc, the Directors and members of the Senior Management hold, or have held within the past five years, the following directorships:

Name	Current	Past
Jan du Plessis	British American Tobacco plc Adena Holdings Limited	Compagnie Financière Richemont SA DWRH Holdings Limited Ehrbar Nominees Limited Keoni Holdings Limited R&R Holdings SA Richemont SA Rona Holdings Limited Richemont Luxury Group SA Van Cleef and Arpels B.V. Richemont International (UK) Limited Richemont International Limited Laureus World Sports Awards Limited
Ian McMahon	None	Cuprinol Limited Dulux Paints (Ireland) Limited Hammerite Products Limited Household Products Research Limited ICI Americas Inc. ICI Paints Royalties Company Limited ICI Paints Services Company Limited Polycell Products Limited Sales Support Group Limited The Glidden Company
Andrew Allner	Marshalls PLC	Dalgety PLC Enodis plc PIC International Group PLC Moss Bros PLC
Richard Hanson	Balta Industries N.V. Impress Metal Packaging Strojobal B.V. Impress Holdings B.V. Impress Group B.V.	Ilford Imaging Limited LM Group Holdings, A/S LM Glasfiber Holding A/S FL Selenia S.à.r.l Regnu

Name	Current	Past
	Impress Netherlands B.V.	Verwaltungsgesellschaft mbH
	Saft Groupe S.A.	Regnu Holding GmbH
	Saft Beta S.a.r.l.	ATU Auto-Teile Unger Beteiligungsholding GmbH
	Delphino Limited	
	DH Bridgeco Limited	
	DH Bridgeco Knowles Limited	
	DH Bridgeco Sportsio Limited	
	DHCRE Nominees 1 Limited	
	DHCRE Nominees 2 Limited	
	DHCRE Nominees 3 Limited	
	DHCRE Nominees 4 Limited	
	DH IV Breskens Bridgeco Limited	
	DH Nominees Limited	
	DH Projects 2 Limited	
	DH Projects 3 Limited	
	DH Property & Assets Limited	
	DH Real Estate Projects Limited	
	DH Real Estate Bridgeco Limited	
	Doughty Hanson & Co A Nominees Limited	
	Doughty Hanson & Co III Nominees 1 Limited	
	Doughty Hanson & Co III Nominees 2 Limited	
	Doughty Hanson & Co III Nominees 3 Limited	
	Doughty Hanson & Co III Nominees 4 Limited	
	Doughty Hanson & Co III Nominees 5 Limited	
	Doughty Hanson & Co III Nominees 6 Limited	
	Doughty Hanson & Co III Nominees 7 Limited	
	Doughty Hanson & Co III Nominees 8 Limited	
	Doughty Hanson & Co III Nominees 9 Limited	
	Doughty Hanson & Co III Nominees 10 Limited	
	Doughty Hanson & Co III Nominees 11 Limited	
	Doughty Hanson & Co III Nominees 12 Limited	
	Doughty Hanson & Co III Nominees 13 Limited	
	Doughty Hanson & Co III Nominees 14 Limited	
	Doughty Hanson & Co III Nominees 15 Limited	
	Doughty Hanson & Co III Nominees 16 Limited	
	Doughty Hanson & Co Investment Advisory Limited	
	Doughty Hanson & Co Limited	
	Doughty Hanson & Co IV Bridgeco Limited	
	Doughty Hanson & Co IV Limited	
	Doughty Hanson & Co IV Nominees 1 Limited	
	Doughty Hanson & Co IV Nominees 2 Limited	
	Doughty Hanson & Co IV Nominees 3 Limited	
	Doughty Hanson & Co IV Nominees 4 Limited	
	Doughty Hanson & Co Managers Limited	
	Doughty Hanson & Co Nominees Limited	
	Doughty Hanson & Co Real Estate Limited	
	Doughty Hanson & Co Technology Limited	
	Doughty Hanson & Co Technology Nominees 1 Limited	
	Doughty Hanson & Co Technology Nominees 2 Limited	
	Doughty Hanson & Co Technology Nominees 3 Limited	
	Doughty Hanson & Co Technology Nominees 4 Limited	
	Doughty Hanson & Co Technology Nominees 5 Limited	

Name	Current	Past
	Millden Holdings Limited Officers Nominees Limited Priory Group Limited Priory Healthcare Investments Limited Priory Healthcare Finance Co Limited The Doughty Hanson Charitable Foundation	
Miles Warnick	Arlington Street Trustees Limited British Flour Exports Limited Eastcastle Investment Trust Co. Limited Federation of British Bakers (Chairman) GAM (European Milling Trade Association) Millers Mutual Association Purchase Finance Company Limited The Incorporated National Association of British and Irish Millers, Limited The Food and Drink Federation	Campden & Chorleywood Food Research Association Hovis Pleasance Trustee Limited
Ginny Knox	None	None
Tim Kelly	CPP Limited	Constellation Brands Guinness Bass Import Co., USA Guinness, Ireland
Susan Fox	None	Cable & Wireless
Gerry Walsh	Chartered Institute of Purchasing & Supply	None

The business address of all of the Directors and members of the Senior Management is Chapel House, Liston Road, Marlow, Buckinghamshire SL7 1TJ.

7.2 None of the Directors or members of the Senior Management has at any time within the last five years:

(i) had any convictions (whether spent or unspent) in relation to offences involving fraud or dishonesty;

(ii) been adjudged bankrupt or been the subject of any individual voluntary arrangement;

(iii) been the subject of any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies);

(iv) been disqualified by a court from acting as a director or other officer of any company or from acting in the management or conduct of the affairs of any company;

(v) been a partner in a partnership which, while he was a partner or within 12 months of his ceasing to be a partner, was put into compulsory liquidation or administration or entered into any partnership voluntary arrangement, or had a receiver appointed over any partnership asset;

(vi) had a receiver appointed with respect to any assets belonging to him; or

(vii) save as disclosed in paragraph 7.3 below, been a director of a company which has been placed in receivership, compulsory liquidation, creditors' voluntary liquidation or administration or which entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of creditors, at any time while he was a director of that company or within 12 months after his ceasing to be a director.

7.3 Richard Hanson was a director of Ilford Imaging Limited when it was placed into administration in August 2004. The administration process is still ongoing. Until such time as this process has completed it is not possible to provide details of the shortfall to creditors.

7.4 The Company has not entered into any related party transactions since FY 2002.

7.5 Save as disclosed in paragraphs 7.6 and 10.5 below, none of the Directors has any potential conflicts of interest between their duties to RHM plc and their private interests and/or their duties to third parties.

7.6 RHM plc and DHC entered into a relationship agreement on 1 July 2005 for the purpose of regulating certain aspects of the relationship between them. As well as being a director of RHM plc, Richard Hanson is also a member of Doughty Hanson's Investment Committee. As the DH Director under the Relationship Agreement, Richard Hanson has signed a letter agreeing to comply with his fiduciary duties to RHM plc, under the Model Code and with the Relationship Agreement itself. For further information, please see paragraph 10.5 in this Part XIII.

7.7 For details of the restrictions agreed by the Directors and Senior Management on the disposal of their holdings in the share capital of RHM plc, please see paragraph 14 ("Underwriting Agreement") of this Part XIII.

7.8 The aggregate emoluments (including pension contributions and other benefits paid or granted by RHM plc or any of its subsidiaries) of the Directors and the Senior Management for the financial year ended 30 April 2005 was approximately £4,595,484.

7.9 The aggregate emoluments (including pension contributions and other benefits to be paid or granted by RHM plc or any of its subsidiaries) of the Directors and the Senior Management for the financial year ending 29 April 2006, under the arrangements which will come into force at the time of Admission, is expected to amount to approximately £4,490,734.

7.10 Other than as described in paragraph 6.1 above, no benefit, payment or compensation of any kind is payable to any Executive Director of RHM plc upon termination of his or her employment.

8. Employees' Share Schemes

8.1 RHM Group Performance Share Plan (the "Plan")

The Plan will have been adopted by the Board prior to and conditional upon Admission and has been designed to provide appropriate incentives for employees and directors of a listed company with regard to current best practice and institutional guidelines. The key features of the Plan and awards which may be granted under the Plan are set out below in paragraphs 8.1(a) to (m) inclusive of this Part XIII. The Plan will be administered and operated by the Board under the supervision and guidance of the remuneration committee of the Board (the "**Remuneration Committee**"). In the case of awards granted to executive directors, the Remuneration Committee will approve the grant of such awards and approve the exercise of any appropriate discretions permitted under the Plan. The Board will grant the initial awards to be made under the Plan conditional on Admission.

(a) **General**

Awards under the Plan may be satisfied by using new issues of shares or by the transfer of market purchased shares. Awards will be granted over ordinary shares in the Company ("**Shares**"). The Board has resolved to satisfy awards granted to Directors, Senior Management and other selected employees on Admission using market purchased shares through the Company's employees' benefit trusts.

Benefits under the Plan are not pensionable.

(b) **Eligibility**

Any employee (including an executive director) of the Company or any member of the Group, who in the case of a director, is required to devote substantially the whole of his working time to his employment or office, shall be eligible to participate in the Plan. The Board may in its absolute discretion grant awards to eligible employees but no award will be granted to any employee or director who is within six months of his expected contractual or other normal retirement date. In the case of an executive director, the Board may grant an award only if the Remuneration Committee, in its absolute discretion, recommends such grant. The trustees of an employees' benefit trust established by the Company may also grant awards recommended by the Board or the Remuneration Committee in the case of executive directors.

(c) **Awards available under the Plan**

An award may take one of three forms:

(i) an "Allocation", meaning a conditional award of a specified number of free shares;

(ii) an "Option", meaning a right to acquire a specified number of Shares at an exercise price which may be a nominal amount; or

(iii) a "Restricted Share Award", meaning an allotment or transfer of a specified number of Shares to a participant at a purchase or subscription price which may be a nominal amount. Restricted Shares are beneficially owned by the participant from the date of allotment or transfer but subject to restrictions, for example in relation to forfeiture or sale.

Participants may be granted any combination of awards, whether in a single grant or pursuant to a series of grants.

No payment is required for the grant of an award.

Awards may normally only be granted within 42 days after the announcement of the Company's results for any period and may not be granted at any time prohibited under the Model Code. Awards may also be granted at any other time at which the Board determines that there are exceptional circumstances which justify the grant of an award. No award may be granted later than ten years after the date on which the Plan has been adopted. Awards may also be granted on and following Admission for a period of 42 days.

Awards to be granted conditional on Admission to Directors and Senior Management are set out in paragraph 5.1 above.

(d) **Performance Conditions**

Following Admission an award may be granted subject to such performance condition or conditions as the Remuneration Committee in its discretion sees fit (the "**Performance Condition(s)**") to recommend which must be satisfied before an award may be exercised or vest. Performance will be measured over a period determined by the Remuneration Committee (the "**Performance Period**"), which shall not be less than a period of three years starting with the beginning of the financial year in which the award is made. There will be no provision for re-testing of Performance Condition(s) on or after the end of the Performance Period.

Performance Condition(s) may not be varied or waived unless an event occurs which causes the Remuneration Committee to determine that the Performance Condition(s) have ceased to be appropriate in which case the Performance Condition(s) may be varied or waived provided that the new performance condition is fair, reasonable and no more difficult to satisfy.

The Performance Condition(s) which will apply only to awards granted on Admission are set out below.

The Remuneration Committee will regularly monitor the continuing suitability of the Performance Condition(s) and may impose different conditions on awards granted following Admission having regard to prevailing market practice but which would not be materially easier to satisfy than the Performance Condition(s) which apply to the initial awards made under the Performance Share Plan. It is anticipated that the Performance Condition(s) applying to future awards would be similar in concept to those which will be imposed on the initial awards. Awards granted on Admission will qualify as Allocations under the terms of the Performance Share Plan.

For the awards granted on Admission the shares subject to an award will vest or become exercisable subject to the achievement of performance criteria based on Earnings Per Share ("EPS") and Total Shareholder Return ("TSR"). 50 per cent. of the shares subject to an award

will be subject to the "EPS Target" and 50 per cent. of the shares will be subject to the "TSR Target" as set out in the following table:

Performance Condition	Target over 3 financial years
EPS Target Measured over the three financial years beginning with the financial year of grant and based on the Normalised EPS Compound Annual Growth Rate ("CAGR"). • CAGR will be measured from normalised earnings (as determined by the Board) for FY 2005. Normalised earnings are calculated as profit after tax excluding exceptional items. Additionally, the FY 2005 base is adjusted to include interest costs based on the financing structure following the Global Offer.	• If CAGR equals 15 per cent., 20 per cent. of the total shares subject to the award will vest. • If CAGR equals or exceeds 25 per cent., 50 per cent. of the total shares subject to the award will vest. • A percentage of the total shares subject to the award between 20 per cent. and 50 per cent. will vest (on a pro-rata straight-line basis) for the achievement of CAGR between 15 per cent. and 25 per cent. • None of the shares subject to the EPS target will vest for performance below the 15 per cent. CAGR condition.
TSR Target Measured at the end of the third financial year following and including the financial year of grant and based on compound growth in TSR against a comparator group of companies (the "Comparator Group").	• Median position within the Comparator Group, 20 per cent. of the total shares subject to the award will vest. • Upper quartile position within the Comparator Group, 50 per cent. of the total shares subject to the award will vest. • A percentage of the total shares subject to the award between 20 per cent. and 50 per cent. will vest (on a pro-rata straight-line basis) for the achievement of a position within the Comparator Group above median but below upper quartile. • None of the shares subject to the TSR Target will vest for performance below median position within the Comparator Group.

The Comparator Group within which the Company's TSR will be measured will comprise the following companies:

- Associated British Foods plc
- Cadbury Schweppes plc
- Cranswick plc
- Dairy Crest Group plc
- Greencore Group plc
- Kerry Group plc
- Northern Foods plc
- Premier Foods plc
- Robert Wiseman Dairies plc
- Tate & Lyle plc
- Uniq plc

The Remuneration Committee will monitor and determine the extent to which the EPS and TSR Targets are met and in particular in its absolute discretion the Remuneration Committee may, if appropriate, and acting fairly and reasonably, determine that the extent to which the TSR Target has been met shall be deemed to exclude any performance of the Company arising from extraordinary circumstances affecting the Company's comparative share price growth.

(e) **Individual Limit**

Awards granted under the Plan are subject to individual annual limits.

In accordance with market practice the limit adopted by the Company with respect to the awards to be granted in the financial year of Admission (including those granted on Admission) will not exceed the equivalent of 100 per cent. basic salary for the Chief Executive Officer and up to 75 per cent. for the Group Finance Director, Senior Management and other key employees.

For subsequent years, the Remuneration Committee will determine the Company's policy with respect to the appropriate value of awards to be granted to individuals on an annual basis having regard to prevailing market practice, institutional guidelines and the need to recruit and retain high calibre executives. These levels may be different to the levels applicable to the initial awards (as set out above) but only to the extent that this reflects market practice.

In exceptional circumstances such as recruitment, the Remuneration Committee may approve the grant of awards (being Options, Allocations or Restricted Shares) under the Plan in a financial year to an individual which exceed the normal annual limit.

However, in no circumstances may awards granted to an individual under the Plan in any year ever exceed two times his basic salary.

The level of awards granted on Admission will be based on the Offer Price.

(f) **Limit**

No award shall be granted under the Plan on any date if, as a result, the total number of Shares issued or issuable pursuant to awards and other rights granted under the Plan and any other employees share scheme established by the Company on or after Admission and during the previous ten years, would exceed ten per cent. of the issued ordinary share capital of the Company on that date of grant.

Shares which have been the subject of options or rights granted under any share plan which have lapsed shall not be taken into account for the purposes of this limit.

Treasury shares transferred or committed to be transferred will count as new issue shares for the purpose of these limits or, if different, treated in accordance with the guidelines issued from time to time by the Association of British Insurers.

(g) **Vesting or Exercise of Awards**

An award may not in normal circumstances vest or become exercisable unless the Performance Condition(s) have been satisfied at the end of the Performance Period. Having become exercisable, an Option may be exercised for a period determined by the Board but ending no later than the day preceding the tenth anniversary of its grant.

If a participant ceases to be employed within the Group before the expiry of the Performance Period by reason of:

- death;
- retirement on or after contractual retirement age or (with the consent of the Board) at an earlier age;
- the company employing the participant ceasing to be, or the business to which the participant's office or employment relates being transferred to a person who is not, a member of the Group;
- any other reason (apart from dishonesty, fraud, misconduct or any other circumstances justifying summary dismissal) and the Board in its discretion permits exercise or vesting:

an Allocation will vest and an Option shall be capable of exercise for a period of 6 months (or 12 months in the case of death) or such longer period as the Board may agree from the first determination by the Remuneration Committee of the relevant performance of the Company following such cessation. The number of Shares which vest or over which Options are exercisable will, in these circumstances, be determined by reference to the extent to which the Performance Condition(s) have been fulfilled from the beginning of the Performance Period to cessation of employment and will be pro-rated according to the length of this period when compared to the Performance Period.

If a participant ceases to be employed within the Group for one of the reasons set out above on or after the expiry of the Performance Period, a subsisting Option shall remain exercisable for a period of six months (or 12 months in the case of death) or such longer period as the Board may agree.

An Option will, in any event, lapse on the tenth anniversary of its date of grant, if not previously exercised.

(h) **Reconstruction, takeovers and liquidation**

In the event of a takeover, reconstruction, amalgamation or winding-up of the Company occurring before the expiry of the Performance Period, an Allocation will vest immediately and an Option will immediately become exercisable and remain exercisable for a period of one month or, in the case of a change of control resulting from a takeover by general offer up to the end of any compulsory acquisition period. The number of Shares which vest or over which Options are exercisable will, in these circumstances, be determined by reference to the extent to which the Performance Condition(s) have been fulfilled from the beginning of the Performance Period to the relevant event and will be pro-rated according to the length of this period when compared to the Performance Period.

If such an event takes place on or after the expiry of the Performance Period, a subsisting Option may be exercised only to the extent that the Performance Condition(s) have been fulfilled and for the periods mentioned above.

An award may also be released in exchange for an equivalent new award to be granted by any acquiring company if the participant so wishes and the acquiring company agrees.

Where any such event occurs as part of an internal reorganisation of the Company, subsisting awards will be exchanged automatically for new awards granted by the acquiring company unless such an offer is not forthcoming from the acquiring company in which case vesting or exercise as set out above will be permitted.

(i) **Alterations of Share Capital**

In the event of any variation in the ordinary share capital of the Company, such adjustments to the number or nominal value of Shares subject to awards and the price at which they may be acquired may be made by the Board as it may determine to be appropriate.

(j) **Voting, Dividend and Other Rights**

Until Options or Allocations are exercised or vest, participants have no voting or other rights in respect of the Shares subject to those awards.

Shares issued or transferred pursuant to the Plan will rank *pari passu* in all respects with Shares already in issue except that they will not rank for any dividend or other distribution paid or made by reference to a record date falling prior to the date of exercise or vesting of the relevant award.

Awards may not be transferred, charged, pledged, mortgaged or encumbered.

The Remuneration Committee may determine that any dividends paid during the period from grant until the vesting of an Allocation or on an Option first becoming exercisable will accrue to the award. If the Remuneration Committee so decides, then in the event that a dividend is paid, participants will be entitled to, following the vesting or exercise, of an award, a payment or an additional award of shares with a value up to that of the notional post-tax dividends that would have been paid on the Shares the subject of the award during the relevant period. The Board or the Remuneration Committee, as appropriate, will take this into account when considering the level of awards other than the initial awards to be made on Admission.

(k) **Amendment**

The Board may amend the Plan by resolution provided that:

(i) prior approval of the Company in general meeting will be required for any amendment to the advantage of participants to those provisions of the Plan relating to eligibility, the limitations on the number of Shares or other benefits subject to the Plan, a participant's maximum entitlement or to the basis for determining a participant's entitlement under the Plan and the adjustment thereof in the event of a variation in capital, except in the case of

minor amendments to benefit the administration of the Plan and amendments to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the Group and

(ii) no amendment may be made which would alter to the disadvantage of participants any rights already acquired by them under the Plan without the prior approval of a majority of the affected participants.

(l) **Overseas Plans and Inland Revenue Approved Options**

The Board may from time to time and without further formality establish further plans in overseas territories, any such plan to be similar to the Plan but modified to take account of local tax, exchange control or securities laws, regulation or practice. Shares made available under any such plan will count against any limits on overall or individual participation in the Plan.

The Board may, without further formality, adopt a further plan or ancillary schedule to the Plan on such terms similar to the Plan but modified for the purpose of granting options capable of approval by the board of the U.K. Inland Revenue under Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003.

(m) **Termination**

The Plan may be terminated at any time by resolution of the Board or of the Company in general meeting and shall in any event terminate on the tenth anniversary of the date on which the Plan was adopted. Termination will not affect the outstanding rights of participants.

8.2 RHM Group Sharesave Scheme (the "SAYE Scheme")

(a) **General**

The SAYE Scheme is a savings-related share option scheme designed to be approved by the Inland Revenue under Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003 ("**ITEPA**").

RHM do not intend to begin to operate the SAYE Scheme immediately following Admission, but may do so during the financial year of Admission or in the following year.

Options may be satisfied using new issues of shares or by the transfer of existing shares held in treasury or otherwise.

Benefits under the SAYE Scheme are non-pensionable.

(b) **Eligibility**

All employees (including directors) of the Company or any participating member of the Group whose earnings are subject to income tax and who have the requisite minimum period of continuous employment (determined by the Board but not exceeding five years) are eligible to participate. The Board has the discretion to include other employees employed in overseas territories (see paragraph k below).

(c) **Exercise Price**

The exercise price of an option shall be fixed by the Board but shall not be less than the higher of (i) in the case of an option to subscribe for Ordinary Shares, the nominal value of an Ordinary Share; and (ii) 80 per cent. of the middle market quotation of a Share (as derived from the Daily Official List of the London Stock Exchange) on the last dealing day before the date on which eligible employees are invited to participate or, if the Board so decides, the average of the middle market quotations (as so derived) for the three dealing days immediately preceding such date.

The exercise price may be subject to an adjustment as described in paragraph (h) below.

(d) **Grant of Options**

Invitations to apply for options may be issued by the Board within 42 days following the formal approval by the Inland Revenue of the SAYE Scheme and, subsequently, within 42 days of the announcement of the Company's results for any period or within 28 days of any change to the legislation affecting the SAYE Scheme or the savings contract prospectus. Options shall be

granted within 30 days of the date by reference to which the exercise price is determined unless scaling down is necessary, in which case options shall be granted within 42 days of such date.

If the Board resolves to operate the SAYE Scheme, all eligible employees will be invited to apply for options. It is a condition of such application that employees enter into a savings contract with an approved institution as stated in paragraph (e) below.

The number of Ordinary Shares subject to an option will be determined by the amount of contribution repayable under the savings contract (plus any interest or bonus payable).

(e) **Savings Contract**

Participants may, at the absolute discretion of the Board, be invited to apply for three, five or seven year options. All options must be linked to a contractual savings scheme entered into by each participant with the savings institution nominated by the Directors and approved by the Inland Revenue. Participants may save between £5 and £250 per month, such sums to be deducted from the relevant participant's pay.

At the end of the chosen savings period, a bonus is payable, currently equal to 1.9, 6.1 or 11.5 monthly contributions in respect of 3, 5 and 7 year contracts respectively. Options may only be exercised over the number of Ordinary Shares that may be acquired with the available proceeds of the relevant savings contract. The duration of an option is determined at the date of grant and relates to the duration of the chosen savings period.

Participants may withdraw from their savings contract at any time, though their options will then lapse. Participants are not obliged to exercise their options at the end of the relevant savings period. All savings contracts of any individual which are linked to approved savings related options are aggregated for the purpose of the limit on savings of £250 per month.

Savings contracts that are terminated are credited with interest, payable at the applicable rate, if a payment is made on or after the first anniversary of their commencement.

(f) **Limits**

No option shall be granted under the SAYE Scheme on any date if, as a result, the total number of Shares issued or issuable pursuant to options and other rights granted under the SAYE Scheme and any other employees share scheme established by the Company on or after Admission and during the previous ten years, would exceed ten per cent. of the issued ordinary share capital of the Company on that date of grant.

Shares which have been the subject of options or rights granted under any share plan which have lapsed shall not be taken into account for the purposes of this limit.

Treasury shares transferred or committed to be transferred will count as new issue shares for the purpose of these limits or, if different, treated in accordance with the guidelines issued from time to time by the Association of British Insurers.

(g) **Voting, Dividend, Transfer and Other Rights**

Until options are exercised, option holders have no voting or other rights in respect of the Ordinary Shares covered by their option(s).

Ordinary Shares issued pursuant to the SAYE Scheme shall rank *pari passu* in all respects with the Ordinary Shares already in issue except that they will not rank for any dividend or other distribution paid or made by reference to a record date prior to the date of exercise of an option.

Options are not capable of transfer or being mortgaged, pledged or encumbered.

(h) **Alterations of Share Capital**

In the event of any variation in the ordinary share capital of the Company, such adjustments to the number or nominal value of Shares subject to options and the price at which they may be acquired may be made by the Board as it may determine to be appropriate, but subject to the approval of the Inland Revenue.

(i) **Exercise of Options**

In normal circumstances, options may be exercised during the period of six months commencing on the maturity (that is the relevant bonus date) of the savings contract. Options will become exercisable immediately on the death of a participant for a period of 12 months after the date of death or the bonus date, whichever is earlier. If a participant ceases to be an employee on reaching the age of 60 or at such other age at which that employee is bound to retire in accordance with the terms of his contract of employment or ceases to be in employment due to injury, disability, redundancy, or as a result of the sale of the business or subsidiary by which the participant is employed, options will become exercisable for a period of six months. If a participant has held an option for at least three years, it will become exercisable for a period of six months, on his leaving employment in any other circumstances provided that an option will not be exercisable more than six months after the bonus date. Options will also become exercisable on an employee's attaining the age of 60 if he should continue in employment and on a change in control, reconstruction, amalgamation or voluntary winding-up of the Company.

On a change in control, amalgamation or reconstruction of the Company, participants may, with the consent of the company acquiring control of the Company, release their options in consideration of the grant of equivalent rights over the shares of the acquiring company or a company associated with it. Rights are equivalent if, broadly speaking, the aggregate market values of the shares under both the old and new options and the aggregate exercise price of each option are, on the day of exchange, equal.

An option will lapse six months following the bonus date, except if the participant dies, in which case an option will lapse 12 months following death, if later. An option will lapse if it has been held for less than three years and the participant ceases employment for any reason not specified above. An option will lapse following a specified period on a change of control, reconstruction or voluntary winding-up of the Company.

(j) **Administration and Amendment**

The SAYE Scheme is administered by the Board. The rules of the SAYE Scheme may be amended by the Board in any respect provided that:

(i) no amendment may be made to the advantage of participants to the provisions concerning eligibility to participate, individual limitations or scheme limits, the basis of adjustment of options in the event of a variation in share capital or to the amendment clause itself without the approval of the Company in general meeting, other than minor amendments to benefit the administration of the SAYE Scheme and amendments to obtain or maintain Inland Revenue approval of the SAYE Scheme or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the SAYE Scheme or for any member of the Group; and

(ii) no amendment may be made which would alter to the disadvantage of a participant any rights already acquired by him under the SAYE Scheme without prior approval of a majority of the affected participants.

At any time at which the SAYE Scheme is and is intended to remain Inland Revenue approved, no amendment to any key feature of the scheme shall have effect until approved by the Inland Revenue.

(k) **Overseas Schemes**

The Board may at any time and without further formality establish further schemes in overseas territories, any such scheme to be similar to the SAYE Scheme but modified to take account of local tax, exchange control or securities laws, regulation or practice. Shares made available under any such scheme will count against any limits on overall participation in the SAYE Scheme.

(l) **Termination**

The SAYE Scheme may be terminated at any time by a resolution of the Board or by the Company in general meeting and shall in any event terminate on the tenth anniversary of the date on which the SAYE Scheme was adopted. Termination shall not affect outstanding rights of participants.

8.3 The RHM Group Share Incentive Plan (the "SIP")

(a) **General**

It is intended that the SIP is designed to be approved by the Inland Revenue under Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003 ("**ITEPA**"). The SIP will be constituted by a Trust Deed entered into by the Company and such trustees as the Board may appoint in due course ("**Trustees**").

Although RHM may choose to begin to operate the SIP at any time, there is currently no intention to offer participation in the SIP to employees in the financial year of Admission.

The SIP will operate over Ordinary Shares in the Company ("**Shares**").

Benefits under the SIP are not pensionable.

(b) **Eligibility**

All employees (including directors) of the Company and participating group companies who are UK resident taxpayers and have such qualifying period of continuous service (not exceeding 18 months) as the Board may determine are entitled to participate. Overseas employees who would otherwise qualify but who do not pay U.K. tax may be invited to participate.

(c) **Shares and awards available under the SIP**

The Board may in its discretion operate the SIP by offering to eligible employees some or all of the following:

(i) up to £3,000 of free Shares in any tax year ("**Free Shares**");

(ii) the opportunity to agree to deductions being made from their pre-tax salary ("**Partnership Share Money**") to be applied by the Trustees in purchasing Shares on their behalf ("**Partnership Shares**"); and

(iii) free Shares in proportion to the number of Partnership Shares acquired ("**Matching Shares**") such proportion not to exceed two Matching Shares for each Partnership Share acquired.

(d) **Free Shares**

The basis of allocation of Free Shares is at the Board's discretion. The Board may determine whether or not Free Shares are awarded at all, the number or value of Free Shares awarded, and whether any such awards shall be subject to performance targets. The performance measures used must be based on business results or other objective criteria and may apply to individuals or larger performance units. If performance targets are not imposed, Free Shares must be awarded according to an objective formula based on a percentage of salary, length of service, amount of earnings or a fixed sum.

(e) **Partnership Shares**

Each participant's Partnership Share Money may not exceed £1,500 in any tax year nor may it exceed ten per cent. of the participant's annual salary. Partnership Share Money is applied by the Trustees in acquiring Partnership Shares on behalf of participants. Partnership Shares may be acquired within 30 days of the deduction being made or, at the Board's discretion, Partnership Share Money may be accumulated over a period of up to 12 months and then applied in the acquisition of Partnership Shares.

(f) **Dividend Shares**

The Trustees may reinvest cash dividends in the acquisition of further Shares ("**Dividend Shares**") on behalf of participants. The amount which may be applied in the acquisition of Dividend Shares on behalf of any participant may not exceed £1,500 in any tax year.

(g) **Acquisition of Shares**

The Trustees may buy Shares in the market or privately or may subscribe for new Shares. Private purchases must be at a price which is not materially more than the market price and the subscription price for new Shares must be a sum no greater than the market value on the date of

subscription (or the nominal value, if higher). Purchases by the Trustees will be funded by participating group companies.

(h) **Holding Period**

Free Shares and Matching Shares awarded under the SIP must be held in trust by the Trustees for a holding period specified by the Board. This period must expire between three and five years from the date of award of the Shares or, if earlier, when the participant ceases to be employed by the Company or an associated company. Dividend Shares must remain in trust for a holding period of three years or, if earlier, until the participant ceases to be employed within the group. Partnership Shares may be withdrawn from the trust at any time.

(i) **Voting, Dividend and Other Rights**

While the Shares are held in trust, the participant will be the beneficial owner and will be entitled to receive dividends (subject to any reinvestment in Dividend Shares) and, through the Trustees, to vote and to participate in substantially the same way as other shareholders.

Shares may be left in trust until the participant ceases to be employed within the group.

(j) **Forfeiture**

Free and Matching Shares may be forfeited if the participant ceases to be employed within the group before the expiry of a period specified by the Board (not exceeding three years) beginning with the date of award of such Shares, unless he leaves employment due to injury, disability, redundancy, sale of the business or subsidiary by which he is employed, death or retirement at the age of 60 or more. The Board may also provide that, if a participant withdraws his Partnership Shares from the trust within three years of the date on which they were acquired, his corresponding Matching Shares shall be forfeited.

(k) **SIP Limit**

No award of shares may be made on any day if as a result the total number of Shares issued or issuable pursuant to awards and other rights granted under the SIP and any other employees share scheme established by the Company on or after Admission during the previous ten years, would exceed ten per cent. of the issued ordinary share capital of the Company on that day.

Treasury shares transferred to the trust will count for the purposes of this limit, or if different treated in accordance with the guidelines issued from time to time by the Association of British Insurers.

(l) **Takeover and Reconstruction**

In the event of a takeover or reconstruction if the consideration payable for the shares is in the form of shares which themselves qualify under the Schedule 2 of ITEPA the participants awards will be exchanged for shares in the acquiring company and will remain in the SIP.

In all other circumstances, Partnership and Free Shares are withdrawn from the trust, however Matching Shares may be forfeitable to the extent that the holding period has not expired.

(m) **Administration and Amendments**

The SIP is administered by the Board and the Trustee.

The rules of the SIP may be amended by the Board in any respect provided that:

(i) no amendment may be made without the agreement of the Trustee;

(ii) no amendment may be made to the advantage of participants to the provisions concerning eligibility to participate, individual limitations or scheme limits, the basis of adjustment of awards in the event of a variation in share capital or to the amendment clause itself without the approval of the Company in general meeting, other than minor amendments to benefit the administration of the SIP and amendments to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the SIP or for any member of the Group;

(iii) no amendment may be made which would alter to the disadvantage of a participant any rights already acquired by him under the SIP without the prior consent of the majority of the participants;

(iv) no amendment may be made if it would give any member of the Group a benefit in the SIP;

(v) no amendment may be made if it would cause the SIP to cease to be an employees' share scheme;

(vi) no amendment may be made if it would offend the rule against perpetuities;

(vii) no amendment may be made if it would impose onerous obligations on the Trustee, or alter to the disadvantage of the Trustee the protection and indemnity provisions; and

(viii) at any time at which the SIP is and is intended to remain Inland Revenue approved, no amendment to any key feature of the SIP shall have effect until approved by the Inland Revenue.

(n) **Overseas Plans**

The Board may at any time and without further formality establish further plans in overseas territories, any such SIP to be similar to the SIP but modified to take account of local tax, exchange control or securities laws, regulation or practice. Shares made available under any such SIP will count against any limits on overall or individual participation in the SIP.

(o) **Termination**

The SIP may be terminated at any time by a resolution of the Board or by the Company in general meeting and in any event no further awards may be made under the SIP following the tenth anniversary of the date on which the SIP was adopted. Termination shall not affect outstanding rights of participants.

8.4 The Company's Employee Benefit Trusts

(a) **The Trust Deed of RHM Group Employees' Benefit Trust (the "2002 EBT")**

The 2002 EBT was established by a trust deed dated 27 March 2002 made between RHM Group One Limited (now RHM plc) and RHM Group Trustee Limited. The 2002 EBT is tax resident in the UK.

As at the date of this document, the 2002 EBT held 1,326,890 Ordinary Shares. The Company does not intend to recommend the trustee acquire any further shares.

Set out below is a summary of the main provisions of the 2002 EBT:

(i) Beneficiaries

The beneficiaries of the 2002 EBT are the employees or former employees of any member of the Group, the wife, husband, widow or widower of any such employee or former employee, or any child or stepchild under the age of 18 of any such employee or former employee.

(ii) Duration

In accordance with trust law principles, the perpetuity period of the 2002 EBT is 80 years from the date of the trust deed.

(iii) Amendments

The 2002 EBT can be amended by deed by the trustee after consultation with the Remuneration Committee of the Company provided that no such amendment:

(A) shall extend the duration;

(B) shall prevent section 86 of the Inheritance Tax Act 1984 applying to the trusts; or

(C) shall prejudice the status of the trusts created by the trust deed as an employees' share scheme.

(b) **The RHM Offshore Employee Benefit Trust (the "2005 EBT")**

The 2005 EBT will be established by a trust deed, conditional on Admission, between RHM plc and Abacus Corporate Trustee Limited. It will be administered from Jersey by the trustee. The principal company under the 2005 EBT will be RHM plc. The purpose of the trust will be to encourage or facilitate the holding of shares in the Company by its beneficiaries or for their benefit.

As at the date of this document, the 2005 EBT held no Ordinary Shares.

Set out below is a summary of the main provisions of the 2005 EBT:

(i) Beneficiaries

The beneficiaries of the 2005 EBT are the employees or former employees of any member of the Group, the wife, husband, widow or widower of any such employee or former employee, or any child or stepchild under the age of 18 of any such employee or former employee.

(ii) Duration

The trust will end on the earlier of:

(A) the day before the date 80 years from the date of the trust deed; or

(B) such earlier date as the trustees shall (before such date) by deed specify (not being a date earlier than the date of execution of such deed) provided that no such earlier date may be so specified if it would fall within any period during which the trustees are or may be required to transfer Ordinary Shares pursuant to any options granted or any other obligations entered into by the Trustees pursuant to the trust deed;

and the said period of 80 years shall be the applicable perpetuity period.

(iii) Amendments

The 2005 EBT can be amended by deed by the trustee provided that no such deed shall have effect unless it is also executed by the Company and that no such amendment:

(A) shall prevent section 86 of the Inheritance Tax Act 1984 applying to the trusts;

(B) shall prejudice the status of the trusts created by the trust deed as an employees' share scheme; and

(C) may be made so as to confer on the Company any right to benefit or possibility of benefit in or out of the trust fund or income thereof.

9. Pensions

9.1 U.K. Pensions

The Group's principal pension scheme, the RHM Pension Scheme, is a substantial defined benefit pension scheme that covers all of the Group's U.K. businesses and represents around 99 per cent. of the Group's total pensions liabilities. The RHM Pension Scheme has approximately 49,000 beneficiaries (including pensioners, deferred pensioners, surviving dependants and current employees).

Formal actuarial funding valuations of RHM Pension Scheme are normally carried out every 3 years. In addition, less formal actuarial investigations are carried out annually and funding calculations are made quarterly. The last formal actuarial valuation of the RHM Pension Scheme was carried out as at 5 April 2002. In view of the increase in the deficit which has grown from £215 million at 27 April 2002 to £520 million at May 2004, Management carried out a comprehensive review of all aspects of the Scheme. Changes were announced in February 2005. As at 30 April 2005 (the end of the Group's last financial period), the RHM Pension Scheme, on an FRS 17 basis, had liabilities of £1,835 million, assets with a market value of £1,532 million and a resulting deficit of £303 million (which, after taking account of the associated deferred tax credit of £91 million, would have left an overall net pension liability of £212 million).

Following the Global Offer the Group will make a contribution of £125 million to the trustee of the RHM Pension Scheme, of which £110 million is payable immediately and a further £15 million by

30 April 2006. This would have reduced the deficit on an FRS 17 basis to £178 million (£125 million after taking into account the associated deferred tax credit of £53 million) on a UK GAAP pro forma basis as at 30 April 2005 if both sums had been paid on that date. The contributions made by the Group to the scheme, which were £44 million in FY 2005 (excluding costs associated with Golden West, which was disposed of in April 2005) will decrease for the year commencing 1 May 2005 to £35 million per annum on the basis of the assumptions used for the purposes of the 2002 funding valuation. The results of the next funding valuation (referred to above) will be finalised on or before 5 April 2006. It is not possible to anticipate either the actuarial method and assumptions or the deficit pay-off period that will emerge from it—the Scheme Trustee and/or the Scheme actuary determines the actuarial method and assumptions for the calculation of Scheme liabilities and the period over which any resulting deficit is paid off (see the Risk Factor set out in paragraph 2.5 of Part II of this document for a fuller explanation). However, the deficit pay-off period is unlikely to exceed nine years. It is considered that the annual contribution rate, in respect of both the accrual of future service benefits and deficit removal, will be no less than £40 million following the next funding valuation and may be materially in excess of that amount, depending on the result of the funding valuation including the assessment of mortality assumptions.

Certain aspects of the RHM Pension Scheme, including the potential exposure of the Group to actions by its trustee and the Pensions Regulator, are further discussed in "Risk Factors" in Part II of this document.

9.2 Ireland

The RHM companies based in Ireland contribute to two separate defined benefit plans covering most employees with a total actual membership of 130. The assets of the plans are held in separate funds administered by trustees. The pension costs relating to the plans are assessed in accordance with the advice of qualified actuaries using the attained age method. The pension costs for the year is charged to the Profit and Loss Account so as to spread the cost of providing pensions over the employees' working lives with the companies. On an FRS 17 basis, as at 30 April 2005 the two plans had an aggregate deficit of £3.4 million and service costs in FY 2005 of approximately £0.4 million.

9.3 Other countries

Other companies outside the U.K. and Ireland operate defined contribution schemes or consider that state benefits are adequate. Full provision is made for liabilities arising under defined contribution schemes, as calculated in accordance with actuarial advice.

10. Material Contracts

Set out below are all of the contracts (not being contracts entered into in the ordinary course of business) to which RHM plc or any member of the Group is or has been a party within the two years immediately preceding the date of this document and which are, or may be, material, or are contracts entered into by RHM plc or any member of the Group which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group at the date of this document.

10.1 Underwriting Agreements

The Underwriting and Sponsor's Agreement and the Syndicate Underwriting Agreement referred to in paragraph 14 of this Part XIII.

10.2 New Loan Facility

On 1 July 2005, the Company and RHM Group Holding Limited entered into a multicurrency term and revolving facilities agreement (the "Facilities Agreement") arranged and underwritten by Credit Suisse, London Branch and The Royal Bank of Scotland plc (the "Lenders") whereby the Lenders agreed to provide up to £900 million in four facilities:

- Facility A, a term loan facility of up to £250 million;
- Facility B1, a term loan facility of up to £250 million;
- Facility B2, a term loan facility of up to £250 million; and

- Facility C, a multicurrency revolving credit facility of up to £150 million.

(a) **Use of Proceeds Available under the Facilities Agreement**

Facility A and B2 can be utilised for purposes of, amongst other things, funding (including by way of intra-group loans, subscription for share capital in other members of the Group or otherwise) the refinancing, directly or indirectly, of the Group's existing financial indebtedness, incurred by way of secured loan notes (approximately £458 million) issued in February 2001 by RHM Finance Limited, a wholly owned subsidiary of the Company, together with any accrued interest and fees in connection therewith including a related prepayment charge totaling £80 million. It is intended that this refinancing will take place in late August 2005. For further information, please see paragraph 10 "Indebtedness" above.

Facility B1 can be utilised for the purpose of refinancing (directly or indirectly) of the existing working capital facility available to certain companies within the RHM Group and other existing financial indebtedness of the RHM Group, including making a £110 million payment to the Scheme Trustee as described above under paragraph 9 "Pension". The Company intends to draw down this facility on or about closing under the Global Offer.

Facility C can be utilised for general corporate purposes, including to fund payment of dividends, any capital expenditure and acquisitions permitted under the Facilities Agreement and, amongst other things, funding (including by way of intra-group loans, subscription for share capital in other members of the Group or otherwise) the refinancing of the existing working capital facility available to certain companies within the RHM Group as well as for the purposes to which Facility A and B2 may be applied. However, Facility C cannot be utilised and the aggregate amount drawn under Facility C for purposes of paying any fees, costs and expenses associated with the refinancing of the secured loan notes cannot exceed £35 million.

As a result of the repayment of its secured loan notes, senior debt and revolving credit facilities with the the funds available under the Facilities Agreement as well as the unsecured loan notes with the proceeds of the Global Offer, RHM's debt net of cash will be reduced from £929 million as at 30 April 2005 to £701 million on a UK GAAP pro forma basis as at such date. Taking into account accrued interest on the unsecured subordinated loan notes from 30 April 2005, RHM's debt net of cash would be £711 million upon Admission assuming a full drawdown of the new facilities (other than Facility C).

(b) **Interest, Fees and Maturity**

Advances under the various facilities bear the following interest rates and mature as described below:

- Facility A bears interest at LIBOR plus a margin of between 40 and 105 basis points per annum (plus mandatory costs, if any, incurred by the lender to compensate it for compliance with regulatory requirement), payable on the last day of each applicable interest period (as determined in accordance with the terms of the Facilities Agreement). This Facility will be available for RHM to use on or before 1 September 2005. RHM intends to make full use of Facility A on or before such date. RHM will be required to repay loans in full under Facility A by no later than 31 July 2008.
- Facility B1 bears interest at LIBOR plus a margin of between 50 and 125 basis points per annum (plus mandatory costs, if any, incurred by the lender to compensate it for compliance with regulatory requirement), payable on the last day of each applicable interest period (as determined in accordance with the terms of the Facilities Agreement). This Facility will be available for RHM to use on or before 1 September 2005. RHM intends to make full use of Facility B1 on or before such date. RHM will be required to repay loans under Facility B1 in four instalments during the period starting from the date of first utilisation of any of the Facilities under the Facilities Agreement to 30 July 2010.
- Facility B2 bears interest at LIBOR plus a margin of between 50 and 125 basis points per annum (plus mandatory costs, if any, incurred by the lender to compensate it for compliance with regulatory requirement), payable on the last day of each applicable interest period (as determined in accordance with the terms of the Facilities Agreement). Facility B2 will be available for RHM to use before 1 September 2005. RHM intends to make full use of Facility B2 on or before such date. RHM will be required to repay loans in full under Facility B2 by no later than 30 July 2010.
- Facility C bears interest at LIBOR (or EURIBOR, for those loans denominated in Euro) plus a margin of between 50 and 125 basis points per annum payable (plus mandatory costs, if any,

incurred by the lender to compensate it for compliance with regulatory requirement), payable on the last day of each applicable interest period (as determined in accordance with the terms of the Facilities Agreement). RHM will be required to repay loans under Facility C by no later than 30 July 2010

The margin fluctuates with and is tied to the RHM Group's ratio of net debt to EBITDA. The lower margin for each of the facilities is applicable if the RHM Group's ratio of net debt to EBITDA is less than 2.0 to 1, while the higher margin is applicable if the ratio of net debt to EBITDA is greater than or equal to 3.5 to 1.

The Lenders intend to syndicate their participation in the Facilities Agreement. If the Lenders (acting in good faith) fail to successfully syndicate their participation in the Facilities to a final participation of not more than £90 million each by no later than the first business day following the six month anniversary of the Facilities Agreement, then they will be entitled to increase the margin of the Facilities by not more than an additional 15 basis points per annum on a weighted average basis.

At the date of this document, on a pro forma basis as at 30 April 2005, assuming full draw down of all the Facilities, and use of the proceeds of the Facilities and the Global Offer as described under "Use of Proceeds", the RHM Group would have a ratio of net debt to EBITDA of approximately 3.4 to 1. Accordingly, the various facilities would bear interest rates as follows:

- Facility A at LIBOR plus a margin of 70 basis points per annum plus mandatory cost, if any; and
- Facilities B1, B2 and C at LIBOR (or EURIBOR, for those loans denominated in EURO) plus a margin of 90 basis points per annum plus mandatory cost, if any.

The fees with respect to the various Facilities amount to £10.0 million in respect of the arrangement and underwriting fees, the commitment fee, the ticking fee, the letter of credit fee and agency fees.

(c) **Guarantees**

The Facilities will be guaranteed or supported by joint and several guarantees which are irrevocable and unconditional of RHM Group Holding Limited and subsidiaries of RHM Group Holding Limited representing at least 85 per cent. of the RHM Group's consolidated total assets and generating the same percentage of RHM's consolidated EBITDA. RHM Group Holding Limited is the wholly-owned direct subsidiary of RHM plc through which RHM plc holds all of the Group's holding and operating subsidiaries.

(d) **Certain Covenants**

The Facilities Agreement includes covenants that require the Company to procure that certain financial ratios or other financial tests are complied with. The Company, on a consolidated basis, may not exceed or fall below certain ratios, including a leverage ratio (net debt to EBITDA) of not more than 4 to 1 until and including 31 October 2009 and 3.25 to 1 thereafter, and an interest ratio (EBITDA to net interest expense) of not less than 3 to 1 until and including 31 October 2009 and 4 to 1 thereafter. The RHM Group's compliance with these financial covenants will be tested on a semi-annual basis against the Company's latest financial statements on a rolling 12-month basis, with the first covenant test being in respect of the 12-month period ending 31 October 2005.

Under the Facility there are restrictions on the ability of members of the RHM Group with regard to their ability to, amongst other things, dispose of assets, raise capital, furnish collateral, make investments or acquire shares under certain conditions. A violation of any of these provisions may in certain circumstances constitute an event of default under the Facility. If an event of default were to occur and be continuing (after the expiry of any applicable grace period), the amounts outstanding under the Facility (including accrued interest and all other amounts accrued thereunder) would immediately become due and payable. The Lenders are further entitled to accelerate the loans under the Facility and cancel the commitments thereunder upon the occurrence of certain other events. This may, for instance, include the non-performance or inadequate performance of the reporting requirements the Company is subject to or a material adverse change in the Company's financial condition.

10.3 TGP 182 Limited share sale agreement

Pursuant to an agreement between (1) RHM Food Solutions Limited ("Solutions"), (2) RHM Property Holding Company Limited ("Propco"), (3) RHM Group Limited ("RHML") and (4) East

Balt Guenther Holdings Limited ("EBGH") dated 26 April 2005 (the "Completion Date"), Solutions and Propco, both subsidiaries of RHM, agreed to sell the entire issued share capital of TGP 182 Limited ("TGP 182") to EBGH.

EBGH paid initial consideration of £33,576,000 on completion of the sale, subject to price adjustments calculated by reference to cash and certain other working capital balances of TGP 182's wholly-owned subsidiaries Glassflat Limited ("Glassflat") and Golden West Foods BVBA ("BVBA"). Such adjustments are to be paid within such time period as may be agreed by mutual consent between the parties, unless the adjustments are referred to a third party for determination.

Immediately prior to this transaction, Glassflat contained the bakery business which had previously been carried on by Golden West Foods Limited ("GWF"). This transaction occurred almost immediately following the disposal of GWF, described in paragraph 10.4 below.

The tax and other warranties given in the share sale agreement are outstanding and any claims in respect of matters under the tax warranties must be notified no later than the date three months after the filing of the audited accounts of TGP, Glassflat and BVBA in respect of the seventh financial year after the Completion Date. The other warranties are also outstanding and any claims in respect of such matters must be notified no later than 26 April 2007. As the holder of the vast majority of the entire issued share capital of TGP 182, Solutions gave the warranties contained in the share sale agreement.

RHML guaranteed the obligations of Propco and Solutions in the share sale agreement and the associated tax deed. The tax deed contains indemnities in relation to certain tax liabilities, should they arise in TGP 182, Glassflat or BVBA. Any claims arising under the tax deed must be notified no later than 31 July 2011.

The aggregate liability in respect of claims under the warranties, the tax deed and the indemnity contained in the share sale agreement in relation to certain pensions liabilities is limited to the actual consideration received by Solutions and Propco (in each case as adjusted by any subsequent price adjustments). The aggregate liability under the other indemnities contained in the share sale agreement is not limited.

10.4 Golden West Foods Limited & others Share Sale Agreement

Pursuant to an agreement between (1) RHM Group Limited ("RHML"), (2) Ranks Hovis McDougall Limited ("Ranks Hovis"), (3) TGP 182 Limited ("TGP 182") and (4) Keystone Distribution UK Limited ("Keystone") dated 25 April 2005 (the "Completion Date"), RHML, Ranks Hovis and TGP 182 (together, the "Sellers") agreed to sell the entire issued share capital of RHM Property Company One Limited ("Propco One") and Golden West Foods Limited ("GWF") and 97 per cent. of the entire issued share capital of S.T.I. (U.K.) Limited ("STI" and, together with Propco One and GWF, the "Targets") to Keystone.

Keystone paid initial consideration of £44,900,000 on completion of the sale, subject to price adjustments for customer logging sheet balances, cash, intra-group debt and certain other working capital balances of the Targets. Such adjustments are to be paid within such time period as may be agreed by mutual consent between the parties, after the Completion Date unless the adjustments are referred to a third party for determination.

The Targets carried out the business of providing warehousing and distribution services to all McDonalds restaurants in the U.K. This transaction occurred immediately prior to the disposal of TGP 182, described in paragraph 10.3 above.

The warranties and indemnities given in the share sale agreement are outstanding. Any claims in respect of matters under the tax warranties must be notified by 23 May 2012. Any claims in respect of certain health and safety matters must be notified no later than 25 April 2010. Any claims in respect of matters under the environmental warranties must be notified no later than 26 April 2009. Any claims in respect of matters under the general warranties must be notified no later than 26 October 2006.

RHML guaranteed the obligations of Ranks Hovis and TGP in the share sale agreement and the associated tax deed. The tax deed contains indemnities in relation to certain tax liabilities, should they arise in the Targets.

The Sellers also gave an environmental indemnity to Keystone in respect of environmental losses relating to historic contamination incurred or suffered by Keystone up to an aggregate maximum liability of £2 million.

The maximum aggregate liability of Solutions in respect of claims under the warranties or under the tax covenant is capped at £44,900,000. Other liabilities pursuant to idemnities given in respect of matters including pensions, the prior business of the Targets other than the logistics and warehouse businesses referred to above and the implementation of a pre-sale reorganisation are uncapped.

10.5 Relationship Agreement with Doughty Hanson

Pursuant to an agreement entered into between (1) the Company, (2) the DH Partnerships, Officers Nominees Limited and RHM Co-Invest (Bermuda) L.P., (together, the "**DH Shareholders**") and (3) DHC dated 1 July 2005, and conditional upon Admission, each of the DH Shareholders and DHC, as the representative of the DH Shareholders, undertook to the Company, for so long as any of the DH Shareholders (including any limited partner therein) and any subsidiary of DHC control, and are entitled to control, the exercise of 30 per cent. or more of the shares carrying rights to vote at general meetings of RHM plc, that it will refrain from exercising its voting rights in respect of the election or re-election to the board of directors of RHM of the following persons:

(a) any employee, director or officer of DHC;

(b) any person engaged to spend a majority of his time in the provision of consultancy services to DHC; and

(c) any person who is a director, officer or employee of a company wholly or majority owned by the DH Shareholders,

if such appointment would have the result that the majority of the board would cease to be composed of persons wholly unconnected to DHC.

This requirement is not breached by the election of an associate who is an employee of a company wholly or majority-owned by the DH Shareholders where no director of DHC was actually aware that such person was an employee of such a company.

The DH Shareholders and DHC as their representative further undertook that they will at all times:

(a) subject to any duty of confidentiality owed by any of them to third parties, promptly provide to the Company any information in their possession or control which the Company reasonably requests to allow it to assess its obligations under the Listing Rules in relation to Listing Principle 5 (which obligation shall continue in respect of information received by DHC or the DH Shareholders prior to their ceasing to hold at least 30 per cent. of the shares carrying voting rights, as described above);

(b) keep confidential and not use for their own benefit any confidential information relating to the Company or its Group to which they have been given access by reason of their interest in the share capital of the Company (which obligation shall continue insofar as this relates to information received prior to the date on which the DH Shareholders cease to hold at least 30 per cent. of the shares carrying rights to vote at general meetings of RHM plc);

(c) exercise their voting rights so as to procure, in so far as they are able to do so by the exercise of voting rights attaching to their holdings, that:

   (i) the Company and its subsidiaries are capable at all times of carrying on their business independently of DHC and the DH Shareholders;

   (ii) all transactions, agreements or arrangements entered into between DHC, the DH Shareholders and/or any of their Associates and the Company (or any subsidiary of the Company) are, and will be made, on an arm's length basis and on normal commercial terms;

   (iii) no variations are made to the Company's articles of association that would be contrary to the Company's independence from DHC or the DH Shareholders; and

   (iv) the independence of the Board of the Company is maintained.

DHC undertook to the Company that within a period of seven days after it becomes aware of an investment opportunity in the United Kingdom which it believes has reasonable prospects of being

achieved and which relates to the Group's core business activities, it shall (unless to do so would breach its obligations to the provider of such information) notify RHM plc of the investment opportunity. If RHM plc chooses to act upon this investment opportunity, Doughty Hanson shall not be entitled to pursue the investment opportunity to which the Investment Offer relates unless the Company later decides not to pursue the investment opportunity. The provisions relating to investment opportunities are without prejudice to the fiduciary duties of the DH Director and the Subsidiary Director.

DHC, acting as the agent of the DH Shareholders, is entitled for so long as the cumulative holding of the DH Shareholders does not drop below ten per cent. of the Companies entire issued share capital, to require the appointment of one person as a director of RHM plc (the "**DH Director**") and of one person as a director of RHM Group Holding Limited, the direct subsidiary of RHM plc (the "**Subsidiary Director**") and may require the removal from office of the DH Director or the Subsidiary Director and the appointment of another person in his or her place. The DH Director is subject to retirement by rotation but the Subsidiary Director is not subject to retirement by rotation. The DH Director is currently Richard Hanson and the Subsidiary Director is currently Nigel Doughty. Neither the DH Director nor the Subsidiary Director may vote on any matter where there is a material conflict of interests between DHC or the DH Shareholders on the one hand and the Company or any of its subsidiaries on the other. No person may be appointed as the DH Director or the Subsidiary Director unless he or she delivers to RHM plc a letter in a prescribed form agreeing to comply with the terms of the Relationship Agreement.

10.6 Supply agreement between Charnwood Foods Limited, Pizza Hut (UK) Limited and R.F. Brookes Limited

Pursuant to an agreement between (1) Charnwood Foods Limited ("Charnwood") as supplier, (2) Pizza Hut (UK) Limited ("Pizza Hut UK") and (3) R.F. Brookes Limited ("RFB") as guarantor dated 12 December 2003, Charnwood agreed to supply to Pizza Hut UK with frozen pizza bases and other dough-based products.

The agreement is for a term of five years expiring in December 2009 and during that time Charnwood may not sell any frozen pizza bases or other dough-based products made in substantial conformity with a Pizza Hut UK recipe agreed between the parties to any entity other than Pizza Hut UK.

Under the agreement, each year's sales price is based on a mark-up on forecast costs. Variations in material prices and manufacturing costs are borne by the division but excess gains or losses can be reflected in the following year's pricing agreement. The supply agreement acknowledges that Charnwood has made and will continue to make considerable investments to meet the requirements of the agreement. While additional expenditure required for new products or additional capacity is paid for by Pizza Hut (U.K.) Limited, any capital expenditure for efficiency improvements is paid for by the Cakes & Customer Partnerships division. The Group built a new facility in Leicester in 2004 to supply Pizza Hut at a cost of £6.7 million.

The agreement is terminable after 15 November 2006 by Pizza Hut UK on twelve months' notice (such notice to be given on or before any anniversary of 15 November 2004 to expire no earlier than the following anniversary of 15 November 2004). If Pizza Hut UK terminates the agreement prior to the expiry of its initial five year term it will be required to pay to Charnwood by way of compensation the outstanding return on investment in the Charnwood facilities.

Sales to Pizza Hut from Charnwood accounted for 2 per cent. of the division's turnover in FY 2005.

The total liability of RFB is not to exceed £1,000,000 over the term of the agreement. The total liability of RFB, Charnwood and the supplier's group is not to exceed £5,000,000 (or £2,500,000 if Pizza Hut UK terminates production) over the term of the agreement.

10.7 Option Deed between RHM plc and Paul Wilkinson

On 9 August 2002 RHM plc (then RHM Group One Limited) (as "Grantor") and Paul Wilkinson (as "Grantee") entered into an amended and restated deed (the "Option Deed") in relation to the grant by the Grantor to the Grantee of an option (the "Option") to purchase 1,875,000 Ordinary Shares in the capital of RHM plc for a consideration of £1 per share, payable in cash on the exercise of the Option. The Option Deed amended an earlier option deed made on 31 August 2000 between the same parties. Consideration for the grant of the Option was provided by its execution as a deed.

The Option Deed was varied by a deed executed by the parties to both of the earlier deeds on 17 January 2003 to remove the requirement that the Grantee continue to be employed by the Group in order to exercise the Option. RHM's obligations and Paul Wilkinson's entitlements under the Option Deed, as amended and restated, remain outstanding and further amended by a deed amendment dated 1 July 2005. Under the Option Deed (as amended and restated), the Option is exerciseable in whole or in part on the date of Admission. Mr Wilkinson has agreed to sell all of his shares in connection with the Global Offer.

10.8 Tomkins plc share purchase agreement

Pursuant to a share sale agreement between (1) RHM Group Four Limited ("RHM Four" currently RHM Group Limited) and (2) Tomkins plc ("Tomkins") dated 21 July 2000, RHM Four acquired the entire issued share capital of each of Ranks Hovis McDougall Limited, TGP 182 Limited and London Superstores Limited (the "Companies").

RHM Four paid Tomkins consideration of £665,712,000. Tomkins gave certain taxation, environmental and other warranties to RHM Four. Claims on warranties for matters other than environmental and tax matters were required to notified by 28 February 2002.

RHM Four and Tomkins also entered into a tax deed of covenant and an environmental deed. The tax deed contains covenants given to RHM Four in respect of certain tax liabilities that may arise in any of the Companies or any of their subsidiaries generally up to and including 31 August 2000. Claims in respect of tax matters must be notified within 6 and one-half years of the end of the accounting period in which completion (i.e. 31 August 2000) occurred. The environmental deed contains covenants given to RHM Four in respect of certain environmental liabilities that may arise in any of the Companies or any of their subsidiaries generally up to and including 31 August 2000. Tomkins' liability is limited to £100 million for claims made prior to 31 August 2007, and the lesser of (i) £70 million in aggregate and (ii) £100 million less the aggregate of claims made prior to 31 August 2007 for claims made thereafter.

11. Intellectual Property

As described elsewhere in Part III (*Information on RHM*) of this document, RHM's intellectual property portfolio is one of the strongest in the U.K. food industry, including such well known brands as "Hovis", "Mr. Kipling", "Sharwood's" and "Bisto". RHM recognises that its intellectual property is one of its most important assets and in order to maintain and increase the value of these assets, it actively manages its brand portfolio. RHM has an in-house team that ensures that its trade marks and brands are registered in the jurisdictions where its products are marketed.

Whilst a majority of the intellectual property used in RHM's business is owned, it has entered into medium- to long-term licensing arrangements for the use of certain brands. RHM's most significant licensing arrangements relate to the use of the "Cadbury's" and "Lyons" brands.

Cadbury-Schweppes PLC has granted RHM an exclusive licence to use certain of Cadbury-Schweppes PLC's trade marks in connection with certain ambient packaged cakes (i) in the U.K., Ireland, the Channel Islands and the Isle of Man (the "UK and Ireland Licence") and (ii) certain other countries in Australasia, the Caribbean, the Middle East and Northern and Southern Europe (the "ROW Licence"). The U.K. and Ireland Licence was granted for an initial period expiring on 30 January 2010 and continuing thereafter unless and until terminated by either party giving at least three years' notice in writing. The ROW Licence continues in effect unless terminated on one year's notice.

Under this arrangement, RHM pays Cadbury-Schweppes PLC a royalty of 4.25% of net sale price (excluding VAT) in relation to those products sold under the "Cadbury's" brand. Cadbury-Schweppes PLC has agreed not to use or authorise any other person to use the trade marks which are subject to the licence or any other trademarks of Cadbury-Schweppes PLC in relation to certain products marketed as cake within the countries covered by the licence.

RHM also holds an exclusive licence to use certain of Cadbury-Schweppes PLC's trade marks in connection with frozen cakes and desserts in the U.K., Ireland, the Channel Islands and the Isle of Man for an initial period expiring on 30 January 2010 and continuing thereafter unless and until terminated by either party giving at least three years' notice in writing. RHM pays Cadbury-Schweppes PLC a royalty of 4.25% of net sale price (excluding VAT) in relation to frozen cakes and 5% of net sale price (excluding VAT) in relation to frozen desserts sold under the "Cadbury's" brand.

RHM holds an exclusive and royalty-free licence from J. Lyons & Company Limited ("J. Lyons"), to use certain of J. Lyons' trade marks in respect of cakes in all countries except for certain countries in Africa. The licence was entered into in connection with the purchase by RHM of the J. Lyons cakes business and is continuous, terminable by J. Lyons on material breach by RHM or in respect of a part of the licensed territory or non-use of a licensed mark for two years in respect of that part of the licensed territory.

12. Regulation

The manufacturing, marketing and distribution of food products is subject to extensive governmental regulation. Those regulations control such matters as licensing requirements, trade and pricing practices, labelling, ingredients, advertising and relations with distributors and retailers. RHM actively monitors the enactment of new laws and regulations and changes to existing ones to ensure the compliance of its products with such legislation.

13. Insurance

RHM's insurance arrangements are negotiated centrally and then recharged out to each of its companies. The insurance year runs from 31 August, as a new policy was negotiated for RHM when it was acquired by Doughty Hanson on 30 August 2000. Prior to this the insurance year was co-terminous with RHM's year end and insurance was recharged from Tomkins plc.

The method of allocation of the premium to each individual company is derived from the calculations made by RHM's insurer broker, AON. AON bases its calculations on the responses to an insurance questionnaire that each of RHM's companies is asked to complete which takes into account the size of the business and each company's claims history. Each of RHM's companies is invoiced for its share of the premium annually in August each year.

The insurance premium (excluding insurance premium tax) decreased by £4.8 million, or 28 per cent. for the year ending 31 August 2005, to £12.1 million from £16.9 million for the year ended 31 August 2004. This decrease was primarily driven by a reduction in property and business interruption premium of £4.2 million and of employee liability of £0.5 million.

14. Underwriting Agreements

The Company has entered into the Underwriting and Sponsor's Agreement and expects to enter into the Syndicate Underwriting Agreement.

On 4 July 2005 the Company, DHC, DH Partnerships, Co-investors, Executive Directors, Senior Management and Paul Wilkinson entered into the Underwriting and Sponsor's Agreement with Credit Suisse First Boston. The purpose of the Underwriting and Sponsor's Agreement is: (a) for Credit Suisse First Boston to underwrite the Ordinary Shares the subject of the Global Offer at a price of 228p per Ordinary Share, being the bottom of the Offer Price Range (the "Underwritten Price"), in order to guarantee the Company gross proceeds of £475 million through the Global Offer and to guarantee the sale of Ordinary Shares by the DH Partnerships, Co-investors, Executive Directors, Senior Management and Paul Wilkinson at the Underwritten Price; and (b) to appoint Credit Suisse First Boston as sponsor in connection with the Global Offer and the application for admission to the Official List and to trading on the London Stock Exchange.

After the roadshow bookbuild and before the announcement of the Offer Price (expected to be 19 July 2005), the Company, DHC, the DH Partnerships, Co-investors, Executive Directors, Senior Management and Paul Wilkinson are expected to enter into the Syndicate Underwriting Agreement with the Underwriters pursuant to which, if executed, the Underwriters will agree to underwrite the Global Offer at the Offer Price, which will be determined by Credit Suisse First Boston following consultation with DHC and the Company. The Offer Price at which the Underwriters will underwrite the Global Offer pursuant to the Syndicate Underwriting Agreement will be equal to or greater than the Underwritten Price. The underwriting commitment contained in the Syndicate Underwriting Agreement will, when entered into, supersede the underwriting commitment contained in the Underwriting and Sponsor's Agreement.

The provisions of the Underwriting and Sponsor's Agreement and the Syndicate Underwriting Agreement (together the "Underwriting Agreements") will be substantially the same and, in particular, the warranties and indemnities given by the Issuer, DHC, the DH Partnerships, Co-

investors, Executive Directors and Senior Management, and the limits on liabilities of DHC, the DH Partnerships, Co-investors, Executive Directors and Senior Management, in both Underwriting Agreements will be the same. The limits on liability will apply to any claims made under either or both of the Underwriting and Sponsor's Agreement and the Syndicate Underwriting Agreement. To the extent that there are any material differences between the Underwriting Agreements, these are set out in this paragraph 14.

Pursuant to the Underwriting and Sponsor's Agreement, Credit Suisse First Boston has agreed to procure subscribers or purchasers for the Ordinary Shares to be allotted and sold pursuant to the Underwriting and Sponsor's Agreement at a price falling within the Offer Price Range and, failing which, to purchase and pay for such Ordinary Shares at the Underwritten Price, of which: (a) up to 208,333,333 Ordinary Shares will be issued by the Company; (b) up to 31,115,700 Ordinary Shares will be sold by Doughty Hanson; (c) up to 1,374,730 Ordinary Shares will be sold by the Executive Directors and Senior Management; (d) up to 3,445,290 Ordinary Shares will be sold on behalf of certain employees of the Group; and (e) up to 1,875,000 Ordinary Shares will be sold by Paul Wilkinson.

The underwriting commitments referred to in the paragraph above will terminate when, and if, the Syndicate Underwriting Agreement is entered into, which is expected to be on 18 July 2005.

Pursuant to the Syndicate Underwriting Agreement, if entered into, the Underwriters will severally agree to procure subscribers for the number of New Ordinary Shares to be allotted and to procure purchasers for the number of Ordinary Shares to be sold pursuant to the Global Offer and, failing which, to subscribe or purchase and pay for such Ordinary Shares at the Offer Price.

Under the Syndicate Underwriting Agreement, if entered into, the DH Partnerships and the Co-investors will grant Credit Suisse First Boston (on behalf of the Underwriters) the Over-allotment Option under which they will agree to make available up to 10 per cent. of the aggregate number of Ordinary Shares available in the Global Offer (before any exercise of the Over-allotment Option) for the purpose of meeting over-allotments in connection with the Global Offer. This option will be exercisable upon notice by Credit Suisse First Boston given not later than noon on the thirtieth day following the announcement of the Offer Price. Save as required by law, Credit Suisse First Boston does not intend to disclose the extent of any overallotment made and/or any stabilisation transactions.

It is expected that the Underwriters will severally undertake to procure the sale of and, failing which, to purchase the Ordinary Shares being underwritten pursuant to the Syndicate Underwriting Agreement in the following proportions:

Underwriter	Percentage
Credit Suisse First Boston (Europe) Limited	50.0
Citigroup Global Markets U.K. Equity Limited	12.5
Deutsche Bank AG London	12.5
HSBC Bank plc	12.5
JPMorgan Cazenove Limited	12.5
Total	100.0

Pursuant to the Underwriting and Sponsor's Agreement, the Company has appointed Credit Suisse First Boston as sponsor in connection with Admission.

Commissions and expenses

In consideration of Credit Suisse First Boston entering into the Underwriting and Sponsor's Agreement:

(a) the Company has agreed to pay Credit Suisse First Boston a commission of 1 per cent. of the Underwritten Price multiplied by the aggregate number of: (a) New Ordinary Shares to be issued by the Company; and (b) Ordinary Shares to be sold by the Executive Directors, members of Senior Management, Paul Wilkinson and other employees, for which Credit Suisse First Boston has agreed to procure subscribers or purchasers pursuant to the terms of the Underwriting and Sponsor's Agreement; and

(b) each DH Partnership and Co-investor has agreed to pay Credit Suisse First Boston a commission of 1 per cent. of the Underwritten Price multiplied by the number of Ordinary Shares to be sold by the DH Partnership or Co-investor for which Credit Suisse First Boston has agreed to procure purchasers pursuant to the terms of the Underwriting and Sponsor's Agreement.

In the event that the Underwriting and Sponsor's Agreement is terminated or fails to become unconditional the commissions referred to in paragraphs (a) and (b) above shall be payable by the Company.

The Company has agreed to pay the Underwriters a commission of 2.5 per cent. of the Offer Price multiplied by the aggregate number of: (a) New Ordinary Shares issued pursuant to the Global Offer; and (b) Ordinary Shares sold by the Executive Directors, members of Senior Management, Paul Wilkinson and other employees pursuant to the Global Offer, in each case payable on, and conditional upon, Admission.

Each DH Partnership and Co-investor has agreed, or (in the case of any Ordinary Shares to be sold pursuant to an exercise of the Over-allotment Option which will be contained in the Syndicate Underwriting Agreement) will agree, to pay the Underwriters a commission of 2.5 per cent. of the Offer Price multiplied by the number of Ordinary Shares sold by the DH Partnership or Co-investor pursuant to the Global Offer (including any Ordinary Shares sold pursuant to an exercise of the Over-allotment Option), in each case payable on, and conditional upon, Admission.

The Company may also pay incentive fees which shall not exceed 0.50 per cent. of the Offer Price multiplied by the aggregate number of: (a) Ordinary Shares issued pursuant to the Global Offer; and (b) Ordinary Shares sold by Executive Directors, members of Senior Management, Paul Wilkinson and other employees pursuant to the Global Offer. Each DH Partnership and Co-investor may also pay incentive fees which shall not exceed 0.50 per cent. of the Offer Price multiplied by the number of Ordinary Shares sold by the DH Partnership or Co-investor pursuant to the Global Offer.

The Company (in respect of the Ordinary Shares being issued by it) and the DH Partnerships and Co-investors (in respect of the Ordinary Shares being sold by them) have severally agreed to pay any stamp duty or other tax arising on the issue or sale (as applicable) of the Ordinary Shares by them pursuant to the Global Offer.

The Company has agreed to pay the costs, charges, fees and expenses of the Global Offer (together with any related value added tax) whether or not Admission occurs.

Conditions precedent and termination events

The obligations of the Company and the Selling Shareholders to issue or sell, as the case may be, Ordinary Shares under the Underwriting and Sponsor's Agreement are, and the obligations of Credit Suisse First Boston to procure subscribers and purchasers or, failing which, to subscribe or purchase Ordinary Shares are, subject to certain conditions (which are typical for an agreement of this nature). These conditions include, amongst others, delivery of certain documents, the continued accuracy of warranties, the £750 million facility agreement referred to in paragraph 10 of this Part XIII not having been terminated nor ceasing to be capable of completion on or before Admission, and Admission occurring on or before 22 July 2005 (or such later time and/or date as the Company and Credit Suisse First Boston may agree). In addition, Credit Suisse First Boston has the right to terminate the Underwriting and Sponsor's Agreement before Admission in certain specified circumstances that are typical for an agreement of this nature. The conditions and termination events in the Syndicate Underwriting Agreement will be the same as those in the Underwriting and Sponsor's Agreement.

Warranties and undertakings

Pursuant to the Underwriting and Sponsor's Agreement, the Company, DHC, the DH Partnerships, Co-investors, Executive Directors and Senior Management have given certain warranties, undertakings and indemnities to Credit Suisse First Boston as are usual in an agreement of this nature. Pursuant to the Syndicate Underwriting Agreement, the Company, DHC, the DH Partnerships, Co-investors, Executive Directors and Senior Management will give the same warranties, undertakings and indemnities to the Underwriters. The liabilities of the Company are not limited as to time or amount, whereas those of DHC, the DH Partnerships, Co-Investors and Senior Management are limited as to amount and those of the Executive Directors are limited both as to time and amount. The limits on liability will apply to any claims made under either or both

Underwriting Agreements and no party shall be entitled to recover more than once in respect of the same loss.

Lock up arrangements

The Company has undertaken that (other than as contemplated by the Underwriting Agreements) neither it, nor any of its subsidiaries or other affiliates over which it exercises management or voting control, nor any person acting on its or their behalf will, for a period of 365 days after Admission, without the prior written consent of Credit Suisse First Boston (such consent not to be unreasonably withheld), issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly (or publicly announce any such issuance, offer, sale or disposal) any shares of the Company or securities convertible or exchangeable into or exercisable for shares of the Company or warrants or other rights to purchase shares of the Company or any security or financial product whose value is determined directly or indirectly by reference to the price of the underlying securities, including equity swaps, forward sales and options or depository shares representing the right to receive any such securities. This undertaking does not apply to: (i) issuances of shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding as at the date of the Underwriting Agreements; or (iii) grants of share incentive awards and options pursuant to the terms of the Employees' Share Schemes to be adopted on Admission and described in paragraph 8 of this Part XIII, and issuances of shares pursuant to the vesting or exercise of such awards or options.

Each Executive Director and member of Senior Management has undertaken that (other than as contemplated by the Underwriting Agreements) he/she will not for a period of 365 days after Admission, and will procure than none of his/her connected persons or persons acting on his/her or their behalf will: (a) offer, sell, contract to sell, mortgage, charge, assign, issue options or warrants in respect of, grant any option to purchase or otherwise dispose of, directly or indirectly, any Ordinary Shares (or any other securities convertible into or exchangeable for Ordinary Shares or which carry rights to subscribe or purchase Ordinary Shares); (b) enter into any transaction (including a derivative transaction) having an effect on the market in the Ordinary Shares similar to that of a sale of Ordinary Shares; (c) deposit any Ordinary Shares (or any other securities convertible into or exchangeable for Ordinary Shares or which carry rights to subscribe or purchase Ordinary Shares) into any depositary receipt facility; or (d) publicly announce any intention to do any of such things, in each case without the prior written consent of Credit Suisse First Boston (such consent not to be unreasonably withheld).

DHC and each DH Partnership and Co-investor has undertaken that (other than as contemplated by the Underwriting Agreements) it will not for a period of 180 days after Admission, and will procure than none of its affiliates or persons acting on its or their behalf will: (a) offer, sell, contract to sell, mortgage, charge, assign, issue options or warrants in respect of, grant any option to purchase or otherwise dispose of, directly or indirectly, any Ordinary Shares (or any other securities convertible into or exchangeable for Ordinary Shares or which carry rights to subscribe or purchase Ordinary Shares); (b) enter into any transaction (including a derivative transaction) having an effect on the market in the Ordinary Shares similar to that of a sale of Ordinary Shares; (c) deposit any Ordinary Shares (or any other securities convertible into or exchangeable for Ordinary Shares or which carry rights to subscribe or purchase Ordinary Shares) into any depositary receipt facility; or (d) publicly announce any intention to do any of such things, in each case without the prior written consent of Credit Suisse First Boston (such consent not to be unreasonably withheld).

The undertakings given by DHC, the DH Partnerships, Co-investors, Executive Directors and Senior Management described in the two paragraphs above are subject to certain exceptions as are usual in an agreement of this nature which allow such persons: (a) to accept, or to give an irrevocable commitment to accept, a general offer made in accordance with the City Code on Takeovers and Mergers; (b) to transfer or dispose of shares pursuant to a compromise or arrangement between the Company and its creditors or members (or a class of them) which is sanctioned by the court under sections 425-427A of the Act; (c) to make transfers by way of gift in certain circumstances; (d) to transfer shares pursuant to any scheme or reconstruction under section 110 of the Insolvency Act 1986, any sale or transfer ordered by any court of competent jurisdiction, or to personal representatives; or (e) transfers between DH Partnerships and Co-investors or by such entities to executives of DHC or Doughty Hanson and Co Managers Limited.

The names and addresses of the persons expected to underwrite the Global Offer are:

(a) Credit Suisse First Boston (Europe) Limited of One Cabot Square, London E14 4QJ;

(b) Citigroup Global Markets U.K. Equity Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB;

(c) Deutsche Bank AG London of Winchester House, 1 Great Winchester Street, London EC2N 20B;

(d) HSBC Bank plc of 8 Canada Square, London E14 5HQ; and

(e) JPMorgan Cazenove Limited of 20 Moorgate, London EC2R 6DA.

15. Taxation

15.1 United Kingdom

General

The statements set out below are intended only as a general guide to current U.K. tax law and practice and apply only to certain categories of persons resident in the U.K. for tax purposes (U.K. Residents). The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding Ordinary Shares and does not address the position of persons who are not U.K. Residents unless specifically referred to. This summary is based upon U.K. law and HM Revenue and Customs published practice all as in effect as of the date of this document which may be subject to change, perhaps with retrospective effect. The statements do not cover all aspects of U.K. taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Ordinary Shares by particular investors. The statements are not applicable to all categories of Shareholders, and in particular are not addressed to (i) Shareholders who do not hold their Ordinary Shares as capital assets, (ii) Shareholders who are not the beneficial owners of the Ordinary Shares, (iii) special classes of Shareholders such as dealers in securities or currencies, broker-dealers, investment companies, or collective investment schemes or tax-exempt organisations, or (iv) Shareholders who hold Ordinary Shares in connection with a trade, profession or vocation carried on in the U.K. (whether through a permanent establishment branch or agency or otherwise).

Prospective purchasers of Ordinary Shares are advised to consult their own tax advisers concerning the consequences under U.K. tax laws of the acquisition, ownership and disposition of Ordinary Shares. No representation with respect to the tax consequences to any particular Shareholder is made below.

(a) Taxation of dividends and distributions

The Company will not be required to withhold tax at source when paying a dividend.

Subject to certain exceptions for traders in securities, a Shareholder which is a company resident for tax purposes in the U.K. and which receives a dividend paid by another company which is a U.K. Resident will not generally have to pay corporation tax in respect of it. Such Shareholders will not be able to claim repayment of tax credits attaching to dividends.

An individual Shareholder who is a U.K. Resident and who receives a dividend from the Company will be entitled to a tax credit which such Shareholder may set off against his total U.K. income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received. A U.K. Resident individual Shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such Shareholder's liability to income tax on the dividend. However, to the extent that the gross dividend falls above the threshold for the higher rate of income tax the U.K. Resident individual Shareholder will have further tax to pay. The tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received).

U.K. Residents will not usually be entitled to claim repayment of the tax credit attaching to dividends paid by the Company.

Shareholders who are not U.K. Resident will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by the Company. A Shareholder who is not a U.K. Resident may also be subject to non-U.K. taxation on dividend income under local law. A Shareholder who is not a U.K. Resident should consult his own tax adviser concerning his tax liabilities on dividends received from the Company.

(b) Taxation of capital gains

A disposal of Ordinary Shares by a U.K. Resident will be subject to U.K. capital gains tax or corporation tax on chargeable gains ("U.K. CGT" as appropriate). Depending on the shareholder's circumstances and subject to any available exemption or relief (such as indexation allowance or taper relief), such a disposal may give rise to a chargeable gain or allowable loss for the purposes of U.K. CGT.

Broadly, Shareholders who are not U.K. Resident will not be subject to U.K. CGT on the disposal of their Ordinary Shares unless they carry on a trade, profession or vocation in the U.K. through a branch or agency and have used, held or acquired the Ordinary Shares for the purposes of such trade, profession or vocation or such branch or agency. Shareholders who are not U.K. Residents may be subject to foreign taxation on any gain under local law. Special rules apply to disposals by individuals at a time when they are temporarily not resident or ordinarily resident in the United Kingdom.

(c) U.K. stamp duty and stamp duty reserve tax ("SDRT")

Subject to what follows in relation to depositaries and clearance services, no liability to stamp duty or stamp duty reserve tax ("SDRT") will arise on the issue of, or on the issue of definitive share certificates in respect of the New Ordinary Shares being issued by the Company under the Global Offer.

The conveyance or transfer on sale of the Ordinary Shares outside the CREST system will generally be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5 per cent. of the amount or value of the consideration given (rounded up to the nearest £5). Stamp duty is normally the liability of the purchaser or transferee of the Ordinary Shares. An unconditional agreement to transfer Ordinary Shares will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration for the Ordinary Shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the Ordinary Shares.

Where Ordinary Shares are issued or transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares or, in the case of an issue to such persons, the issue price of the Ordinary Shares. Under certain circumstances, it is possible for persons providing clearance services to opt for the normal rates of stamp duty and SDRT to apply to an issue or transfer of Ordinary Shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of the Ordinary Shares into the clearance system and the exemption applying for dealings in the Ordinary Shares whilst in the system.

Under the CREST system, deposits of Ordinary Shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the amount of value of the consideration. Paperless transfers of Ordinary Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount of value of the consideration. CREST is obliged to collect SDRT from the purchaser of the Ordinary Shares on relevant transactions settled within the system.

The sale of the existing Ordinary Shares by the selling shareholders will give rise to a liability to stamp duty and/or SDRT as explained above. Pursuant to the terms of the Underwriting Agreement certain selling shareholders have agreed to meet the liability to stamp duty of original purchasers of existing Ordinary Shares which will arise on such initial sale at no more than the rate of 0.5 per cent. of the Offer Price. These arrangements to meet liabilities will not apply to any charge to stamp duty or

SDRT under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (which broadly apply where the transferee is, or is a nominee for, either a person whose business is or includes the issuing of depositary receipts or a person whose business is or includes the provision of clearance services for the purchase and sale of chargeable securities).

The above statements are intended as a general guide to the current position. Certain categories of person, including market makers, brokers, dealers and persons connected with depositary arrangements and clearance services, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

THE STATEMENTS IN THESE PARAGRAPHS SUMMARISE THE CURRENT POSITION AND ARE INTENDED AS A GENERAL GUIDE ONLY. SPECIAL RULES APPLY TO CERTAIN CATEGORIES OF PERSON INCLUDING INTERMEDIARIES AND PERSONS CONNECTED WITH DEPOSITORY ARRANGEMENTS AND CLEARANCE SERVICES. IF YOU ARE IN ANY DOUBT AS TO YOUR TAX POSITION YOU SHOULD CONSULT AN ADVISOR IMMEDIATELY.

15.2 United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of Ordinary Shares by a U.S. Holder (as defined below). The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations promulgated thereunder, judicial and administrative interpretations thereof, and the Convention Between the Government of the United States and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the "Treaty"), all as in effect on the date hereof. Each of the above are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The discussion is not a full discussion of all tax considerations that may be relevant to a U.S. Holder's decision to purchase Ordinary Shares, and does not address state, local, foreign or other tax laws. Further, this summary does not address the U.S. federal estate, gift or alternative minimum tax consequences of the purchase, ownership and disposition of Ordinary Shares.

The discussion addresses only U.S. Holders that (i) are initial purchases of Ordinary Shares pursuant to the Global Offer, (ii) will hold Ordinary Shares as capital assets and (iii) use the U.S. dollar as their functional currency. The discussion does not address the tax treatment of investors subject to special rules such as banks, broker-dealers, insurance companies, regulated investment companies, tax-exempt entities, dual-resident taxpayers, non-U.S. Holders (as defined below), investors that own directly, indirectly or by attribution 10 per cent. or more of the Company's voting shares and investors holding Ordinary Shares as part of a hedging, straddle, conversion, constructive sale or similar transaction.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, U.S. HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING MEMORANDUM IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY U.S. HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON U.S. HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER AND THE UNDERWRITERS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) U.S. HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Prospective investors are urged to consult their tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of an investment in Ordinary Shares.

As used in this discussion, the term "U.S. Holder" means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation organised in or under the laws of the United States or a state thereof (including the District of Columbia), (iii) certain electing foreign trusts in existence on 20 August 1996 and a trust where one or more U.S. persons control all of the substantial decisions of such trust and a U.S. court has primary supervision over its administration, or (iv) an estate the income of which is subject to U.S.

federal income taxation regardless of its source. If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Ordinary Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Ordinary Shares should consult its own tax advisors. A "non-U.S. Holder" is any person who is not a partnership and who is not a U.S. Holder.

(a) Dividends

Subject to the discussion below under "Passive Foreign Investment Company Considerations," the gross amount of distributions paid to U.S. Holders of Ordinary Shares will be treated as taxable dividend income to such U.S. Holders to the extent paid out of current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. Dividend income will be includable in the gross income of the U.S. Holder as ordinary income on the day actually or constructively received by the U.S. Holder and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year (as so determined), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Ordinary Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. holder on a subsequent disposition of the Ordinary Shares) and the balance in excess of adjusted basis will be taxed as capital gain recognized on a deemed sale or exchange of the Ordinary Shares. The Company does not maintain calculations of its earnings and profits under US. federal income tax principles, and therefore distributions will generally treat such distributions as taxable dividends.

"Qualified dividend income" received by individual U.S. holders (as well as certain trusts and estates) before 2009 generally will be taxed at a preferential U.S. federal income tax rate (a maximum rate of 15 per cent.) provided certain conditions are met, including a minimum holding period with respect of the relevant shares of 60 days during a specified 121 day period. For this purpose, "qualified dividend income" generally includes dividends paid on shares in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a "qualifying treaty") and, in each case, the corporation is not considered during the year the dividend is paid, or in the preceding year, a "passive foreign investment company". The Company believes that dividends paid by the Company will likely constitute "qualified dividend income" for U.S. federal income tax purposes because the Company should be eligible for benefits under the Treaty which is a qualifying treaty. However, the eligibility requirements for foreign corporations are technical and uncertain and therefore U.S. Holders are urged to consult their tax advisors regarding the availability of the preferential rate in their particular circumstances.

The amount of the qualified dividend income, if any, paid by the Company to a U.S. holder that may be subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder's foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend.

Dividends paid to U.S. Holders with respect to Ordinary Shares will be treated as foreign source passive income, or, in the case of certain U.S. Holders, "financial services income", which may be relevant to U.S. Holders in calculating their foreign tax credit limitation. However, recently enacted legislation will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under such legislation, dividends distributed by the Company to U.S. Holders would generally constitute "passive category income," but could, in the case of certain U.S. Holders, constitute "general category income."

The amount of any dividend paid in sterling will equal to U.S. dollar value of the sterling received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by a U.S. holder, regardless of whether the sterling is converted into U.S. dollars. If the sterling received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the sterling equal to its U.S. dollar value on the date of actual or constructive receipt. Any gain or loss realized by a U.S. holder on a subsequent conversion or other

disposition of the sterling will be treated as ordinary income or loss and generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

(b) Sale or other Dispositions

Subject to the discussion below under "Passive Foreign Investment Company Considerations", a U.S. Holder generally will recognise capital gain or loss on the sale or other disposition of the Ordinary Shares in an amount equal to the difference between the amount realised in such sale or disposition and the U.S. Holder's adjusted tax basis in the Ordinary Shares. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder has held (under U.S. federal income tax principles) the Ordinary Shares for more than one year and generally will be U.S.-source income or loss for foreign tax credit purposes. If a U.S. Holder is an individual, capital gain from the sale, exchange or other disposition of Ordinary Shares is eligible for the preferential rate of taxation applicable to long-term capital gains if the U.S. Holder's holding period for such Ordinary Shares exceeds one year (*i.e.* such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

A U.S. Holder that receives foreign currency upon the sale or other disposition of the Ordinary Shares generally will realise an amount equal to the U.S. dollar value of the foreign currency on the date of sale (or, if the shares are traded on an established securities market, in the case of cash basis taxpayers and electing accrual basis taxpayers, the settlement date). A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realised. Any gain or loss realised by a U.S. Holder on a subsequent conversion or other disposition of foreign currency will be ordinary income or loss and will generally be U.S.-source income or loss for foreign tax credit purposes.

(c) Passive Foreign Investment Company Considerations

For U.S. federal income tax purposes, the Company will be considered a passive foreign investment company (a "PFIC") for any taxable year in which, after applying certain look-through rules, either 75 per cent. or more of its gross income is passive income, or at least 50 per cent. of the average value of all of its gross assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produce passive income. In determining whether the Company is a PFIC, the Company must take into account a pro rata portion of the income and assets of each corporation in which the Company owns, directly or indirectly, at least a 25 per cent. equity interest.

Based on current and projected income, assets and activities, the Company believes that it is not currently a PFIC nor does it expect to become a PFIC in the foreseeable future. The Company must determine PFIC status annually, based on tests which are factual in nature. While the Company has no reason to believe that its income, assets or activities will change in a manner that would cause it to be classified as a PFIC, there can be no assurance that the Company will not become a PFIC in the future. If the Company is or becomes a PFIC for any taxable year included in a U.S. Holder's holding period, the Company generally will remain a PFIC for all subsequent taxable years with respect to a U.S. Holder's holding of Ordinary Shares.

If the Company were treated as a PFIC for any taxable year, a U.S. Holder would be subject to increased tax liability upon the sale of its Ordinary Shares or upon the receipt of certain dividends as well as certain other generally disadvantageous U.S. tax consequences, unless such U.S. Holder has made one of certain available elections. One such election is that the U.S. Holder elects to be taxed currently each year on his or her pro rata portion of the Company's income regardless of whether such income is distributed in the form of dividends. Another such election is a timely mark-to-market election in respect of Ordinary Shares. U.S. Holders electing to mark-to-market their Ordinary Shares will generally include in income any excess of the fair market value of the Ordinary Shares at the close of each tax year over their adjusted basis in the Ordinary Shares. If the fair market value of the Ordinary Shares had depreciated below the adjusted basis at the close of the tax year, U.S. Holders may generally deduct the excess of the adjusted basis of the Ordinary Shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that were included in income with respect to Ordinary Shares in prior years.

U.S. Holders are urged to consult their personal tax adviser regarding the possibility of the Company being classified as a PFIC, the potential tax consequences arising from the ownership and disposition

(directly or indirectly) of an interest in a PFIC and the availability of the mark-to-market election in respect of their Ordinary Shares in the Company.

(d) Backup withholding and information reporting

Dividend payments made with respect to Ordinary Shares and proceeds received in connection with the sale or other disposition of Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service (the "IRS") and backup withholding. Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 or W-8BEN (as applicable). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. Federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

16. Property, Plant and Equipment

RHM's headquarters are at Chapel House, Liston Road, Marlow, Buckinghamshire. RHM currently maintains a large property portfolio, owning or occupying over 62 major manufacturing and distribution sites throughout the U.K. and in Ireland and France. No single tangible fixed asset (including leased properties, plant and equipment) accounts for more than 10 per cent. of RHM's net turnover or production.

17. Significant Changes

There has been no significant change in the financial or trading position of the Group since 30 April 2005, the date to which the Historical Financial Information set out in Part X has been prepared.

18. Legal Proceedings

No member of the Group is or has been involved in any governmental, legal or arbitration proceedings which may have or have had during the 12 months prior to the date of this document a significant effect on the financial position or profitability of the Group, nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against any member of the Group.

19. Financial Information

The financial information in this document does not amount to statutory accounts within the meaning of Section 240 of the Act. PricewaterhouseCoopers LLP, Chartered Accountants, 1 Embankment Place, London WC2N 6RH, audited the statutory accounts of the companies comprising the Group for the financial years ended 3 May 2003, 1 May 2004, and 30 April 2005. The auditors of the aforementioned companies have made reports under section 235 of the Act in respect of these statutory accounts and each such report was an unqualified report and did not contain a statement under section 237(2) or (3) of the Act.

20. Expenses and Net Proceeds

The total costs and expenses of or incidental to the preparation of this document, the Global Offer and Admission (including issue costs, registration fees, professional fees and the costs of printing and distribution as well as fees and expenses relating to the new bank facility) payable by RHM are estimated to amount to approximately £37.5 million (exclusive of VAT). Of this, the total amount payable by RHM to financial intermediaries is estimated to amount to approximately £20 million (exclusive of VAT). The net proceeds accruing to RHM from the Global Offer, after settling fees, commissions and expenses, is expected to amount to approximately £437.5 million.

21. General

21.1 PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants in England and Wales and has given and not withdrawn its written consent to the inclusion in this document of

its Accountant's Reports in Part X of this document and its reports on the pro forma statements of net assets in Part XI of this document, and the references thereto and to its name, in the form and context in which they appear and has authorised the contents of those parts of this document which comprise its reports and its letters for the purposes of paragraph 5.3.3R(2)(f) of the Prospectus Rules.

21.2 The information sourced from I.R.I. Infoscan, NABIM and TNS has been accurately reproduced and as far as the Directors are aware and have been able to ascertain from information published by I.R.I. Infoscan, NABIM and TNS, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third party information has been used in these listing particulars the source of such information has been identified.

21.3 The mid-point of the Price Range set out on the front page of this document represents an issue premium of 256.4p per Ordinary Share. The issue price is to be paid in cash.

21.4 The Ordinary Shares are issued in registered form and may be held in either certificated or uncertificated form.

The Directors have made an application to become a member of the CREST system operated by CRESTCo Limited. The permission of CRESTCo Limited must be given before Ordinary Shares can be transferred and evidenced in uncertificated form. It is expected that the Ordinary Shares will be admitted to CREST on Admission. The effect of the Articles of Association of RHM plc is to disapply those provisions of the Articles of Association that require written instruments of transfer and share certificates in relation to Ordinary Shares that are converted into uncertificated form as and when those Ordinary Shares enter the CREST system.

Share certificates will be sent by post to holders of Ordinary Shares who have elected to remain outside the CREST system in respect of Ordinary Shares allotted or sold pursuant to the Global Offer and in accordance with the timetable set out under "Expected Timetable of Principal Events". Temporary documents of title to Ordinary Shares will not be issued pending delivery of share certificates.

21.5 Even if the share capital offered for subscription pursuant to the Global Offer is not subscribed in full, the amount of capital subscribed for may be allotted in any event.

21.6 The trustees of the Employee Benefit Trusts have agreed that, unless otherwise directed by RHM plc, they shall waive rights to future dividends in respect of shares comprised in the relevant trust fund. Apart from the arrangements with the Employee Benefit Trusts, there are no other arrangements with RHM plc under which future dividends are waived or agreed to be waived.

21.7 The Directors are not aware of any person other than Doughty Hanson who immediately following Admission, directly or indirectly, jointly or severally, will or could exercise control over RHM or a determining role in RHM's management. Based on the Memorandum and Articles of Association of RHM summarised in paragraph 4.2 of this Part XIII and the relationship agreement summarised in paragraph 10.5 of this Part XIII, RHM is satisfied that it is capable of carrying on its business independently of Doughty Hanson and its associates, and all transactions and relationships between RHM and Doughty Hanson and its associates are, and will be, at arm's length and on a normal commercial basis.

21.8 The Company's registrars and receiving agents for the Global Offer are Lloyds TSB.

21.9 No Ordinary Shares have been marketed or are being made available in whole or in part to the public in connection with the application for listing of the Ordinary Shares otherwise than pursuant to the Global Offer.

21.10 Copies of the following documents may be inspected during normal business hours, on any weekday (Saturdays, Sundays and public holidays excepted) for a period of twelve months following Admission at the registered office of RHM plc at Chapel House, Liston Road, Marlow, Buckinghamshire SL7 1TJ:

(a) the current memorandum and articles of association of RHM plc;

(b) the Articles of Association adopted pursuant to the resolution referred to in paragraph 4.2 of this Part XIII;

(c) the written consent referred to in paragraph 21 of this Part XIII;

(d) RHM plc's accounts for the years ended 3 May 2003, 1 May 2004 and 30 April 2005;

(e) the rules of the Employees' Share Schemes and the deeds comprising the Employee Benefit Trusts;

(f) the Historical Financial Information and Accountants' Reports on the Group set out in Part X of this document; and

(g) reports from PricewaterhouseCoopers LLP set out in Part XI of this document in relation to the UK GAAP and IFRS pro forma statements of net assets on the Group.

Dated: 4 July, 2005

PART XIV: DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"Admission"	admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange becoming effective
"Articles"	the articles of association of RHM adopted by special resolution on 29 June 2005 conditional upon Admission, as further described in paragraph 4 of Part XIII of this document
"Board" or "Directors"	the directors of RHM plc, as set out on page 2 of this document
"Co-investors"	RHM Co-Invest (Bermuda) L.P., Brederode International S.à.r.l., Partner Private Equity Limited Partnership and Officers Nominees Limited
"Combined Code"	The Combined Code on Corporate Governance dated July 2003 appended to but not forming part of the Listing Rules
"Companies Acts"	the Act, the Financial Services and Markets Act 2000 and the Companies Consolidation (Consequential Provisions) Act 1985
"Company"	RHM plc
"Credit Suisse First Boston"	Credit Suisse First Boston (Europe) Limited in its capacity as sole bookrunner, global co-ordinator, sponsor, underwriter and stabilisation manager
"CREST"	the computerised settlement system operated by CRESTCo Limited to facilitate the transfer of title to shares in uncertificated form
"CREST Regulations"	The Uncertified Securities Regulations 2001
"DHC"	Doughty Hanson & Co Limited, a company incorporated in England and Wales (registered no. 02978632)
"DH Partnerships"	DHC-RHM (Bermuda) L.P. (in which Doughty Hanson & Co III Limited Partnerships Nos. 3–8 and A are interested) and Doughty Hanson & Co III Limited Partnership Nos. 1, 2 and 9–16, in all of which DHC is the sole general partner
"Doughty Hanson"	DHC, the DH Partnerships and the Co-investors
"EBITA"	see pages iv and v of this document
"EBITA margin"	see pages iv and v of this document
"The Employee Benefit Trusts"	the RHM Group Employees Benefit Trust 2002 and the RHM Officers Benefit Trust 2005
"Employees' Share Schemes"	The RHM Group Share Incentive Plan, the RHM Group Sharesave Scheme and the Performance Share Plan
"EU"	the European Union
"Exchange Act"	the U.S. Securities Exchange Act of 1934, as amended
"Executive Directors"	the executive directors of the Company, Ian McMahon and Andrew Allner
"FSMA"	the Financial Services and Markets Act 2000 (as amended)
"Global Offer"	the offer of Ordinary Shares described in this document
"Group"	the Company and its subsidiary undertakings
"IFRS"	International Financial Reporting Standards
"Listing Rules"	the listing rules of the U.K. Listing Authority

"London Stock Exchange"	London Stock Exchange plc
"Management"	means the Executive Directors and Senior Management of RHM plc
"New Ordinary Shares"	the new Ordinary Shares proposed to be issued by the Company under the Global Offer
"Offer Price"	the price at which each Ordinary Share is to be issued or sold under the Global Offer
"Offer Price Range"	the indicative range of prices set out in this document between which the Offer Price is expected to be set (although the Offer Price may be set outside this range), as described in part IX of this document
"Official List"	the Official List of the U.K. Listing Authority
"Ordinary Shares"	ordinary shares of 0.1p each in the capital of the Company
"Over-allotment Option"	the option to be granted in the Syndicate Underwriting Agreement, by DH Partnerships and the Co-investors to Credit Suisse First Boston, on behalf of the Underwriters, exercisable for a period of 30 days after the announcement of the Offer Price, which will require them to make available, at the Offer Price, up to 10 per cent. of the aggregate number of Ordinary Shares available in the Global Offer (before the exercise of the Over-allotment Option) solely for the purposes of meeting over-allocations in connection with the Global Offer and covering short positions resulting from stabilisation transactions
"Performance Share Plan" or "Plan"	the RHM Group Performance Share Plan
"Prospectus Rules"	the rules made for the purposes of Part VI of the FSMA in relation to offers of securities to the public and admission of securities to trading on a regulated market
"QIB"	Qualified Institutional Buyer, as defined in Rule 144A under the Securities Act
"Regulations"	the Uncertified Securities Regulations 2001
"Regulation S"	Regulation S under the Securities Act
"RHM"	the Company or the Group, as the context requires
"RHM Pension Scheme"	the pension scheme operated in respect of certain group companies as further described in paragraph 9.1 of Part XIII of this document
"Rule 144A"	Rule 144A under the Securities Act
"SEC"	the U.S. Securities and Exchange Commission
"Securities Act"	the U.S. Securities Act of 1933, as amended
"Senior Management"	those members of the management bodies of RHM plc and its subsidiaries who are relevant to establishing that RHM plc has the appropriate expertise and experience for the management of its business for the purposes of paragraph 14.1 of Annex I of the Prospectus Rules, being Susan Fox, Tim Kelly, Ginny Knox, Gerry Walsh and Miles Warnick
"Shareholders"	holders of Ordinary Shares
"Syndicate Underwriting Agreement"	the conditional agreement to be entered into between the Company, DHC, the DH Partnerships, the Co-investors, Executive Directors, members of Senior Management and the Underwriters, details of which are set out in paragraph 14 of Part XIII of this document

"U.K."	the United Kingdom of Great Britain and Northern Ireland
"U.K. GAAP"	generally accepted accounting principles in the U.K.
"U.K. Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of FSMA
"U.K. Resident"	a person who is resident or ordinarily resident for tax purposes in the U.K.
"Underwriters"	the banks and financial institutions that are expected to become parties to the Syndicate Underwriting Agreement, details of which are set out in paragraph 14 of Part XIII of this document
"Underwriting Agreements"	the Underwriting and Sponsor's Agreement and the Syndicate Underwriting Agreement
"Underwriting and Sponsor's Agreement"	the conditional agreement entered into on 4 July 2005 between the Company, DHC, the DH Partnerships, the Co-investors, Executive Directors, members of Senior Management, Paul Wilkinson and Credit Suisse First Boston, details of which are set out in paragraph 14 of Part XIII of this document
"U.S."	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"U.S. GAAP"	generally accepted accounting principles in the U.S.

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2.3

Regulatory Announcement

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Company	RHM plc
TIDM	RHM
Headline	Director/PDMR Shareholding
Released	13:59 28-Jul-05
Number	4346P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the *issuer*

RHM plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Name	Position
Ian R McMahon	Director
Andrew J Allner	Director
Harold M Warnick	PDMR
Virginia C Knox	PDMR

Timothy G Kelly	PDMR
Susan Fox	PDMR
Joseph G Walsh	PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

8. State the nature of the transaction

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

13. Price per *share* or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

On 22 July 2005 directors and persons discharging managerial responsibilities were granted allocations comprising conditional share awards under the RHM Group Performance Share Plan.

18. Period during which or date on which it can be exercised

The shares will vest and be released to participants subject to the achievement of certain performance criteria following a three year performance period and subject to continuing service.

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

RHM plc Ordinary Shares of 0.1p each:-

Name	No. of shares	Per cent
Ian R McMahon	163,636	0.047%
Andrew J Allner	83,181	0.024%
Harold M Warnick	62,181	0.018%
Virginia C Knox	54,545	0.016%
Timothy G Kelly	77,181	0.022%
Susan Fox	49,090	0.014%
Joseph G Walsh	45,000	0.013%

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

The share will vest and be released to participants for nil cost. It is the Company's intention that vested allocations will be satisfied by existing market purchased shares delivered through one of the Company's employee benefit trusts.

22. Total number of *shares* or debentures over which options held following notification

As disclosed in 20 above

23. Any additional information

24. Name of contact and telephone number for queries

Simon Wilbraham 01628 478484

Name and signature of duly authorised officer of *issuer* responsible for making notification

Thomas Murphy, General Counsel and Company Secretary

Date of notification

28 July 2005

END

END

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2.4

Regulatory Announcement

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Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	11:46 30-Nov-05
Number	9038U

RHM plc (the "Company")

30 November 2005

HOLDING(S) IN COMPANY

RHM plc announces that on 28 November 2005 it was informed, pursuant to section 198 of the Companies Act 1985, that Legal & General Group PLC and/ or its subsidiaries no longer have a notifiable interest in the ordinary shares of 0.1p of the Company.

END

END

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Regulatory Announcement

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Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	10:03 26-Oct-05
Number	1757T

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

RHM plc

2. Name of shareholder having a major interest

Legal & General Group plc and its subsidiaries

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

As per shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd

5. Number of shares / amount of stock acquired

Not known

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

Not Known

7. Number of shares / amount of stock disposed

N/A

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

N/A

9. Class of security

RHM plc Ordinary Shares of 0.1p each

10. Date of transaction

N/A

11. Date *listed company* informed

25 October 2005

12. Total holding following this notification

10,573,748 RHM plc Ordinary Shares of 0.1p each

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

3.036%

14. Any additional information

-

15. Name of contact and telephone number for queries

Simon Wilbraham
Tel: 01628 478484

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Thomas Murphy
General Counsel & Company Secretary

Date of notification

26 October 2005

END

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Regulatory Announcement

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Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	15:59 05-Aug-05
Number	8119P

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

RHM plc

2. Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

As per shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Merrill Lynch & Co., Inc – 18,387,229 shares

Merrill Lynch Investment Managers Group Limited – 3,656,321 shares

5. Number of shares / amount of stock acquired

1,150,014 RHM plc Ordinary Shares of 0.1p each

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

0.330%

7. Number of shares / amount of stock disposed

27,068 RHM plc Ordinary Shares of 0.1p each

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

0.008%

9. Class of security

RHM plc Ordinary Shares of 0.1p each

10. Date of transaction

2 August 2005

11. Date *listed company* informed

4 August 2005

12. Total holding following this notification

22,043,550 RHM plc Ordinary Shares of 0.1p each

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

6.330%

14. Any additional information

-

15. Name of contact and telephone number for queries

Simon Wilbraham

Tel: 01628 478484

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Thomas Murphy

General Counsel & Company Secretary

Date of notification

5 August 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Regulatory Announcement

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Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	16:58 03-Aug-05
Number	7061P

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

RHM plc

2. Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

As per shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Merrill Lynch & Co., Inc – 17,310,215 shares

Merrill Lynch Investment Managers Group Limited – 3,610,389 shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

N/A

7. Number of shares / amount of stock disposed

530,473 RHM plc Ordinary Shares of 0.1p each

8. Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

0.152%

9. Class of security

RHM plc Ordinary Shares of 0.1p each

10. Date of transaction

29 July 2005

11. Date *listed company* informed

2 August 2005

12. Total holding following this notification

20,920,604 RHM plc Ordinary Shares of 0.1p each

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

6.008%

14. Any additional information

-

15. Name of contact and telephone number for queries

Simon Wilbraham

Tel: 01628 478484

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Thomas Murphy

General Counsel & Company Secretary

Date of notification

3 August 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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Regulatory Announcement

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Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	17:03 01-Aug-05
Number	5808P

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

RHM plc

2. Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

As per shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Merrill Lynch & Co., Inc – 17,594,330 shares

Merrill Lynch Investment Managers Group Limited – 3,856,747 shares

5. Number of shares / amount of stock acquired

230,861 RHM plc Ordinary Shares of 0.1p each

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

0.066%

7. Number of shares / amount of stock disposed

300,167 RHM plc Ordinary Shares of 0.1p each

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

0.086%

9. Class of security

RHM plc Ordinary Shares of 0.1p each

10. Date of transaction

28 July 2005

11. Date *listed company* informed

1 August 2005

12. Total holding following this notification

21,451,077 RHM plc Ordinary Shares of 0.1p each

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

6.160%

14. Any additional information

-

15. Name of contact and telephone number for queries

Simon Wilbraham

Tel: 01628 478484

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Thomas Murphy

General Counsel & Company Secretary

Date of notification

1 August 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	16:50 29-Jul-05
Number	5179P

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

RHM plc

2. Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

As per shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Merrill Lynch & Co., Inc – 17,363,469 shares

Merrill Lynch Investment Managers Group Limited – 4,156,914 shares

5. Number of shares / amount of stock acquired

21,520,383 RHM plc Ordinary Shares of 0.1p each

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

6.180%

7. Number of shares / amount of stock disposed

N/A

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

N/A

9. Class of security

RHM plc Ordinary Shares of 0.1p each

10. Date of transaction

27 July 2005

11. Date *listed company* informed

29 July 2005

12. Total holding following this notification

21,520,383 RHM plc Ordinary Shares of 0.1p each

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

6.180%

14. Any additional information

-

15. Name of contact and telephone number for queries

Simon Wilbraham

Tel: 01628 478484

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Thomas Murphy

General Counsel & Company Secretary

Date of notification

29 July 2005

contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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RECEIVED
2005 DEC 21 P 2:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	18:10 27-Jul-05
Number	3994P

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of *listed* company

RHM plc

2. Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

As per shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Merrill Lynch & Co., Inc – 16,027,989 shares

Merrill Lynch Investment Managers Group Limited – 3,990,819 shares

5. Number of shares / amount of stock acquired

20,018,808 RHM plc Ordinary Shares of 0.1p each

6 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

5.749%

7. Number of shares / amount of stock disposed

N/A

8 Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

N/A

9. Class of security

RHM plc Ordinary Shares of 0.1p each

10. Date of transaction

20 July 2005

11. Date *listed company* informed

27 July 2005

12. Total holding following this notification

20,018,808 RHM plc Ordinary Shares of 0.1p each

13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

5.749%

14. Any additional information

-

15. Name of contact and telephone number for queries

Simon Wilbraham

Tel: 01628 478484

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

Thomas Murphy

General Counsel & Company Secretary

Date of notification

27 July 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	16:25 27-Jul-05
Number	3871P

RHM plc (the "Company")

27 July 2005

HOLDING(S) IN COMPANY

The Company announces that on 26 July 2005 it was informed, pursuant to section 198 of the Companies Act 1985, that on 22 July 2005 entities controlled or managed by Doughty Hanson and certain Co-Investors ("DH Shareholders and Co-Investors") had sold 22,228,799 Ordinary Shares of 0.1p each (the "Ordinary Shares") in the capital of the Company in connection with the exercise of the Over-Allotment Option by Credit Suisse First Boston (Europe) Limited on the same date.

As a consequence, the DH Shareholders and Co-Investors now have an interest in 92,686,201 Ordinary Shares, representing 26.61 per cent. of the entire issued share capital of the Company. Details of the effect on the individual holdings of the various entities are set out in the table below:

Legal shareholder/Nominee	Beneficial holder	Number of Shares sold	Remaining Shareholding	Percentage holding in RHM plc
DHC-RHM (Bermuda) L.P.	Doughty Hanson & Co III Limited Partnership No.3	4,985,877	20,654,129	5.93%
DHC-RHM (Bermuda) L.P.	Doughty Hanson & Co III Limited Partnership No.4	1,084,697	4,493,380	1.29%
DHC-RHM (Bermuda) L.P.	Doughty Hanson & Co III Limited Partnership No.5	316,540	1,311,277	0.38%
DHC-RHM (Bermuda) L.P.	Doughty Hanson & Co III Limited Partnership No.6	704,853	2,919,869	0.84%
DHC-RHM (Bermuda) L.P.	Doughty Hanson & Co III Limited Partnership No.7	483,427	2,002,602	0.57%
DHC-RHM (Bermuda) L.P.	Doughty Hanson & Co III Limited Partnership No.8	87,014	360,452	0.10%
DHC-RHM (Bermuda) L.P.	Doughty Hanson & Co. Limited Partnership A	9,973	41,308	0.01%
DHC-RHM (Bermuda) L.P	Total	7,672,381	31,783,017	9.12%

Doughty Hanson & Co III Nominees 1 Limited	Doughty Hanson & Co III Limited Partnership No.1	2,494,303	10,332,712	2.97%
Doughty Hanson & Co III Nominees 2 Limited	Doughty Hanson & Co III Limited Partnership No.2	287,542	1,191,147	0.34%
Doughty Hanson & Co III Nominees 9 Limited	Doughty Hanson & Co III Limited Partnership No.9	327,564	1,356,944	0.39%
Doughty Hanson & Co III Nominees 10 Limited	Doughty Hanson & Co III Limited Partnership No.10	398,870	1,652,326	0.47%
Doughty Hanson & Co III Nominees 11 Limited	Doughty Hanson & Co III Limited Partnership No.11	672,343	2,785,192	0.80%
Doughty Hanson & Co III Nominees 12 Limited	Doughty Hanson & Co III Limited Partnership No.12	667,426	2,764,821	0.79%
Doughty Hanson & Co III Nominees 13 Limited	Doughty Hanson & Co III Limited Partnership No.13	674,254	2,793,113	0.80%
Doughty Hanson & Co III Nominees 14 Limited	Doughty Hanson & Co III Limited Partnership No.14	629,178	2,606,377	0.75%
Doughty Hanson & Co III Nominees 15 Limited	Doughty Hanson & Co III Limited Partnership No.15	628,356	2,602,980	0.75%
Doughty Hanson & Co III Nominees 16 Limited	Doughty Hanson & Co III Limited Partnership No.16	81,959	339,514	0.09%
Officers Nominees Limited	Officers Nominees Limited	94,956	996,280	0.30%
Brederode International S.a.r.l.	Brederode International S.a.r.l.	72,379	299,828	0.29%
Partner Private Equity Limited Partnership	Partner Private Equity Limited Partnership	434,266	1,798,960	0.52%
RHM Co-Invest (Bermuda) L.P	See note 1 below.	7,093,022	29,382,989	8.43%
Total		22,228,799	92,686,201	26.61%

Note 1

RHM Co-invest (Bermuda) L.P., a limited partnership formed in Bermuda, holds Ordinary Shares in RHM plc for a number of investors, including Mellon Bank N.A., Weyerhaeuser Company Master Retirement Trust, Northwestern Mutual Life Insurance Company, Havelock Fund Investments Private Limited, Abu Dhabi Investment Authority, Anfield Investments Private Limited (which individually sold 6,570, 450 Ordinary Shares, leaving it with 9,294,620 Ordinary Shares, representing approximately 2.67% of RHM plc), Fageb Verwaltungs AG, Partners Group Private Equity Performance Holding Limited, Pantheon Europe Fund II Limited, Pantheon International Participations plc and the Public Employees' Retirement Association of Colorado.

END

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2.5

Company	RHM plc
TIDM	RHM
Headline	Trading Statement
Released	07:00 28-Oct-05
Number	2821T

Date: 28 October 2005

RHM plc

Pre-Close Period Trading Update

RHM plc, one of the largest food companies in the UK and Ireland and the home of Hovis, Mr Kipling, Sharwood's and Bisto, issues the following update prior to entering the close period for its interim results to 29 October 2005, which are scheduled to be announced on 14 December 2005.

Trading

Turnover from continuing operations for the first half of the year is expected to be similar to that achieved in the first half of the year ended 30 April 2005 ("FY05"). Sales at Cakes have continued to decline, with Cakes turnover expected to be approximately 12 per cent. down in the first half of the year compared with the first half of FY05.

Turnover from continuing activities, excluding Cakes, is expected to be over two per cent. ahead of the comparable period, with total branded turnover, excluding Cakes, expected to be around four per cent. ahead, largely driven by strong Hovis performance.

EBITA* for the first half of the year is expected to be approximately £70m (FY05: £65.3m), seven per cent. ahead of that achieved in the first half of FY05.

Bread Bakeries has performed in line with the Board's expectations at the time of the IPO, with Hovis recording its highest ever market share following the successful "Healthiest Ever Hovis" relaunch in May and the introduction of Hovis Invisible Crust in August.

Culinary Brands and Customer Partnerships have also continued to trade in line with the Board's expectations at the time of the IPO, with good growth in Bisto and chilled ready meals sales.

In Cakes, Avana Bakeries, RHM's whole cake business, continues to make good progress. Initial good results from Manor Bakeries' Mr. Kipling and Cadbury's Cake relaunches last financial year have not been sustained, with overall performance below the Board's expectations at the time of the IPO. This has been exacerbated by a slowdown in the overall Cake market in the second quarter and the resultant need for higher promotional support. Decisive actions have been taken to improve Manor Bakeries' top line performance in the busier second half of the year. A new management team is in place and plans are at an advanced stage for further investment in the Mr Kipling brand, including product quality, packaging and marketing support, which will come to market early in 2006.

Cost Reduction Initiatives

Our cost reduction initiatives are on track to deliver the savings expected at the time of the IPO.

The Board remains confident that procurement savings for the full year will be in line with our previous expectations. The impact of higher than anticipated utility costs, which are expected to increase significantly in the second half, will be largely offset by price increases.

RHM's restructuring and rationalisation projects are on track, with savings of more than £7m and headcount reduction of 900 in the first half. The closure of the Eastleigh cake bakery remains on schedule for December 2005, with the majority of production being consolidated into the Carlton site. This will result in significant further cost savings in the second half of the current year.

Pensions

Pension service costs in the first half have reduced by £2m, with a further £6m of incremental savings forecast in the second half following changes made to payroll in September. These savings are as anticipated at the time of the IPO.

The triennial funding valuation as at 5 April 2005 of the RHM pension scheme is currently underway. A further announcement will be made as soon as it is completed.

Financing

Net interest costs for the full year are expected to be approximately £3m lower than anticipated at the time of the IPO due to timing of the drawdown of new facilities and lower interest rates.

Ian McMahon, Chief Executive Officer of RHM plc, said:

"Despite challenging market conditions, RHM's transformation continues to deliver real and sustainable benefits, with all but one of our four business segments recording double digit EBITA growth in the first half of the year. We remain confident of delivering our cost saving targets for the year. Our principal focus is, and second half performance is dependent, on the key Christmas and Easter periods and the revitalisation of performance at Manor Bakeries."

Appended to this announcement is the reconciliation of the comparative FY05 operating profit under UK GAAP to IFRS and the statutory IFRS segmental analysis.

*EBITA is defined as operating profit from continuing operations before exceptional costs on the IFRS basis of accounting.

ENQUIRIES

RHM	+44 (0) 1628 478 484
Andrew Allner, Group Finance Director	
John McIvor, Director of Investor Relations and Industry Strategy	
Financial Dynamics	+44 (0)20 7269 7121
Andrew Lorenz	
Richard Mountain	
Sally Lewis	

Appendix

1. Reconciliation of operating profit under UK GAAP to IFRS

RHM INCOME STATEMENT HY 2005	UK GAAP	IFRS adjustments IAS 19 Short term benefits	IAS 19 Pensions	IAS 17 Leases	IAS 2 Stocks	IFRS Total adjustments	
Continuing operations							
Revenue	736.8	-	-	-	-	-	
Operating profit before restructuring costs	**62.5**	**2.1**	**0.9**	**-**	**(0.3)**	**2.8**	

RHM INCOME STATEMENT FY 2005	UK GAAP	IFRS adjustments IAS 19 Short term benefits	IAS 19 Pensions	IAS 17 Leases	IAS 2 Stocks	IFRS Total adjustments	
Continuing operations							
Revenue	1,527.5	-	-	-	-	-	1
Operating profit before restructuring costs	**155.0**	**1.2**	**1.8**	**0.2**	**-**	**3.2**	

2. Statutory IFRS Segmental Analysis

Half year ended 30 October 2004

Revenue	Bread Bakeries £m	Culinary Brands £m	*Cake Brands* £m	*Customer Partnerships* £m	Cake brands and Customer Partnerships £m	Corporate £m	**Continuing £m**	Discontinued £m	Group £m
Total sales	390.8	127.7	*127.3*	*120.1*	247.4	0.1	**766.0**	62.8	828.8
Inter-segment sales	(16.5)	(4.5)	*(3.0)*	*(5.1)*	(8.1)	(0.1)	**(29.2)**	(0.7)	(29.9)
Sales to third parties	374.3	123.2	*124.3*	*115.0*	239.3	-	**736.8**	62.1	798.9
Result									
Operating profit before restructuring costs	28.5	26.7	*7.9*	*8.4*	16.3	(6.2)	**65.3**	7.6	72.9

Year ended 30 April 2005

Revenue	Bread Bakeries £m	Culinary Brands £m	*Cake Brands* £m	*Customer Partnerships* £m	Cake brands and Customer Partnerships £m	Corporate £m	**Continuing £m**	Discontinued £m	Group £m
Total sales	788.3	274.8	*270.2*	*252.9*	523.1	0.1	**1,586.3**	115.7	1,702.0
Inter-segment sales	(33.4)	(8.7)	*(6.2)*	*(10.4)*	(16.6)	(0.1)	**(58.8)**	(0.9)	(59.7)
Sales to third parties	754.9	266.1	*264.0*	*242.5*	506.5	-	**1,527.5**	114.8	1,642.3
Result									
Operating profit before restructuring costs	64.4	64.9	*18.9*	*23.6*	42.5	(13.6)	**158.2**	14.5	172.7

END

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Company	RHM plc
TIDM	RHM
Headline	Directorate Change
Released	11:00 14-Oct-05
Number	6712S

Date: 14 October 2005

RHM plc

Appointment of Non-executive Director

The Board of RHM plc is pleased to announce the appointment of Erhard Schoewel as a non-executive director of the Company with effect from 14th October 2005. He will be invited to join RHM's Audit and Nominations Committees, and chair the RHM Remuneration Committee.

Erhard Schoewel is Executive Vice President Europe of Reckitt Benckiser plc and has responsibility for its European operations. He has worked for Reckitt Benckiser plc in various sales, marketing and general management roles for many years in different countries and regions.

Commenting on the appointment, Jan du Plessis, Chairman of RHM plc said:

"Erhard brings to us significant general management experience in a leading consumer products business, with particular expertise in brands and sales.

Today's appointment completes the establishment of our non-executive team, which combines long-standing industry and financial experience with considerable brand and customer management expertise. This is an important step in our plan to transform RHM into the leading UK-focused food company."

There are no other details to be disclosed in respect of Listing Rule 9.6.13R.

ENQUIRIES

RHM John McIvor, Director of Investor Relations and Industry Strategy	+44 (0)1628 403 144
Financial Dynamics Andrew Lorenz Richard Mountain	+44 (0)20 7269 7121

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RECEIVED
2005 DEC 21 P 2:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	RHM plc
TIDM	RHM
Headline	Directorate Change
Released	12:58 12-Aug-05
Number	0571Q

RHM plc

12 August 2005

Appointment of Non-executive Directors

The Board of RHM plc is pleased to announce the appointment of Michael Baulk and Roger Matthews as non-executive directors of the Company with effect from 1 September 2005. Both will be invited to join the Audit, Remuneration and Nominations Committees. In addition,
Roger Matthews will be invited to chair the RHM plc Audit Committee.

Michael Baulk is a member of the worldwide board of the BBDO advertising group and Chairman and Chief Executive of its UK-based arm, BBDO AMV Group. He was a non-executive director of Debenhams plc between 1998 and 2003.

Roger Matthews was Group Finance Director of J. Sainsbury plc between 1999 and 2005, having previously served as Managing Director and Finance Director of Compass plc. He is non-executive Chairman of Sainsbury's Bank and of Land of Leather Holdings plc.

Commenting on the appointments, Jan du Plessis, Chairman of RHM plc said:

"I am delighted to announce that Michael Baulk and Roger Matthews are joining the Board of RHM. They will add invaluable expertise to the Company.

"Michael brings a wealth of brand and customer insight from a career at the pinnacle of the advertising industry, which will be of great benefit to RHM as we seek to drive even more value from our portfolio of leading brands.

"Roger's in-depth knowledge of food retailing and strong financial background will be equally important as we continue RHM's transformation, and he is ideally qualified to be Chairman of our Audit Committee."

There are no other details to be disclosed in respect of Listing Rule 9.6.13R.

ENQUIRIES

RHM
John McIvor, Director of Investor Relations and Industry Strategy +44 (0)1628 403 144

Financial Dynamics +44 (0)20 7269 7121
Andrew Lorenz
Sally Lewis

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Company	RHM plc
TIDM	RHM
Headline	Admission announcement
Released	11:51 22-Jul-05
Number	2034P

For immediate release

22 July 2005

Not for release or distribution or publication in whole or part in or into the United States, Canada, Japan or Australia.

RHM plc

Announcement of Admission and Exercise of Over-allotment Option

RHM plc ("RHM" or the "Company"), announces that at 08:00 am this morning, RHM was admitted to the Official List of the U.K. Listing Authority and admitted to trading on the London Stock Exchange plc.

We also announce that Credit Suisse First Boston (Europe) Limited has exercised the over-allotment option granted to it by Doughty Hanson & Co. Limited in connection with the Global Offer in respect of 22,228,799 existing ordinary shares of the Company. Doughty Hanson now holds 92,686,201 shares, equating to 27 per cent. of the Company's issued share capital.

Stabilisation / FSA
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Company	RHM plc
TIDM	RHM
Headline	Stabilisation Notice
Released	07:31 19-Jul-05
Number	0228P

Stabilisation Notice: RHM plc

In connection with the Global Offer in relation to the following Ordinary Shares:
RHM plc Ordinary shares of 0.1p
ISIN Code: GB00B09Z0V67

Credit Suisse First Boston (Europe) Limited as stabilisation manager, or any other person acting for it may, on behalf of the Underwriters, over-allot or effect transactions which are intended to stabilise or maintain the market price of the Ordinary Shares at a level higher than that which might otherwise prevail for a period of 30 days after the announcement of the issue price. However, there may be no obligation on Credit Suisse First Boston (Europe) Limited, or any agent of Credit Suisse First Boston (Europe) Limited, to do this. Such transactions may be effected on the London Stock Exchange and any other securities market, over the counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end 30 days after the announcement of the issue price.

Number of Ordinary Shares in the Global Offer: 222,287,993
Number of Ordinary Shares subject to the Over-allotment Option: 22,228,799

The issue price of RHM plc Ordinary Shares of 0.1p was set at 275p on 19 July 2005

Credit Suisse First Boston (Europe) Limited contacts: Tom Ahearne / Nick Williams / Stephane Gruffat Telephone: 020 7888 3818

Stabilisation / FSA

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Company	RHM plc
TIDM	RHM
Headline	Re Offer Price
Released	07:00 19-Jul-05
Number	0236P

For immediate release 19 July 2005

This is an advertisement and not a pricing statement. Investors should not subscribe for the shares referred to in this advertisement except on the basis of the information contained in the prospectus dated 4 July 2005, copies of which, together with the pricing statement being published today in connection with the shares, can be obtained from RHM plc at Chapel House, Liston Road, Marlow, Buckinghamshire SL7 1TJ and from Credit Suisse First Boston (Europe) Limited at One Cabot Square, London E14 4QJ; Citigroup Global Markets U.K. Equity Limited at Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB; Deutsche Bank AG London at Winchester House, 1 Great Winchester Street, London EC2N 20B; HSBC Bank plc at 8 Canada Square, London E14 5HQ; and JPMorgan Cazenove Limited at 20 Moorgate, London EC2R 6DA. Not for release or distribution or publication in whole or part in or into the United States, Canada, Japan or Australia.

RHM plc

Offer Price of 275p per Share and Market Capitalisation of £958 million

RHM plc ("RHM" or the "Company"), one of the UK's leading food producers announces that the offer price of its initial public offering (the "Global Offer") has been set at 275p per ordinary share (the "Offer Price"), implying a market capitalisation of £958 million; the offer price range was set at 228p – 285p on 5 July 2005. The pricing statement is being made available today.

The Global Offer comprises 49.6 million existing ordinary shares (excluding the exercise of the over-allotment option) and 172.7 million new ordinary shares (together the "Shares"), representing approximately 63.8 per cent. of the Company's enlarged issued ordinary share capital and implying an offer size of £611.3 million. RHM has raised £475 million of gross proceeds in the Global Offer. The existing shares are being offered by funds which are managed by, and co-investors, of Doughty Hanson & Co. Limited ("Doughty Hanson"), the executive directors, employees and former employees of the Company.

In addition, Doughty Hanson has granted to Credit Suisse First Boston (Europe) Limited ("Credit Suisse First Boston") an over-allotment option, exercisable for a period of up to 30 days from today, pursuant to which Credit Suisse First Boston may purchase or procure purchasers for up to 22.2 million existing ordinary shares, representing 10 per cent. of the Shares, for the purposes of allowing it to cover short positions arising from over-allotments and stabilisation transactions.

The Shares have been placed with a broad base of institutional shareholders following a roadshow across the UK, Continental Europe and the US. The Global Offer was very well received by investors and was subscribed by over 6 times. New investors will own 63.8 per cent. of the Company's enlarged issued ordinary share capital after the Global Offer, assuming no exercise of the over-allotment option.

Conditional dealings will commence on the London Stock Exchange at 08:00am today under the ticker symbol RHM. Admission and commencement of unconditional dealings on the London Stock Exchange are expected to take place at 08:00am on 22 July 2005.

Credit Suisse First Boston acted as sole bookrunner and global co-ordinator for the Global Offer, and as sponsor for the proposed admission of the Company's Shares to listing on the Official List of the U.K. Listing Authority. Citigroup, Deutsche Bank, HSBC and JPMorgan Cazenove acted as co-lead managers.

Commenting on today's announcement, Ian McMahon, Chief Executive of RHM, said:

"We are delighted that RHM's IPO has attracted such strong support among leading UK and international institutional investors. We have a clear strategy to continue RHM's transformation into the leading UK focused food company and we are determined to create value for our shareholders by executing this strategy successfully."

ENQUIRIES

RHM Ian McMahon, Chief Executive Andrew Allner, Group Finance Director John McIvor, Director of Investor Relations and Industry Strategy	see Financial Dynamics
Credit Suisse First Boston George Maddison Hasnen Varawalla Richard Crawley	+44 (0)20 7888 8888
Financial Dynamics Andrew Lorenz Richard Mountain Sally Lewis	+44 (0)20 7269 7121
Gainsborough Communications (for Doughty Hanson) Duncan Murray	+44 (0)20 7190 1704 +44 (0) 7976 952626

High-resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

GLOBAL OFFER STATISTICS

Offer Price	
Number of ordinary shares in the Global Offer	222,287
— issued by the Company	172,727
— sold by Doughty Hanson (1)	42,865
— sold by the executive directors	700
— sold by employees and former employees of the Company	5,995
Percentage of the enlarged issued ordinary share capital in the Global Offer (1)	63.8 per
Number of ordinary shares subject to the over-allotment option (2)	22,228
Number of ordinary shares in issue following the Global Offer	348,227
Market capitalisation	£958 m
Gross proceeds of the Global Offer receivable by the Company	£475 m
Gross proceeds of the Global Offer receivable by Doughty Hanson (1)	£117.9 m
Gross proceeds of the Global Offer receivable by the executive directors	£1.9 m
Gross proceeds of the Global Offer receivable by employees and former employees of the Company	£16.5 m
Total gross proceeds from the Global Offer (1)	£611 m

(1) Assumes no exercise of the over-allotment option.
(2) This figure is 10 per cent. of the number of ordinary shares comprised in the Global Offer.

This announcement has been issued by RHM plc and is the sole responsibility of RHM plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Credit Suisse First Boston (Europe) Limited of One Cabot Square, London E14 4QJ. Credit Suisse First Boston (Europe) Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for RHM plc and Doughty Hanson & Co. Limited and no-one else in connection with the proposed listing and the Global Offer, and will not be responsible to anyone other than RHM plc and Doughty Hanson & Co. Limited for providing the protections afforded to their clients nor for providing advice in relation to the Global Offer.

This announcement does not constitute or form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and any acquisition of or application for shares in the Global Offer should only be made on the basis of information contained in the prospectus dated 4 July 2005 and issued in connection with the Global Offer. The prospectus contains certain detailed information about RHM plc and its management, as well as financial statements and other financial data.

This announcement is not for release, publication or distribution in or into United States, Canada, Japan or Australia or any jurisdiction where such announcement would be unlawful.

This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of RHM plc is being made in the United States.

This does not constitute a recommendation concerning the Global Offer. The value of shares can go down as well as up. Past performance is not a guide to future performance. Potential investors should consult a professional adviser as to the suitability of any offering for the individual concerned.

Stabilisation / FSA
END

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Regulatory Announcement

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Company	RHM plc
TIDM	
Headline	Global Offer Price Range
Released	07:00 05-Jul-05
Number	4799O

For immediate release 5 July 2005

This is an advertisement and not a prospectus. Investors should not subscribe for the shares referred to in this advertisement except on the basis of the information contained in the prospectus being published today in connection with the shares, copies of which can be obtained from RHM plc at Chapel House, Liston Road, Marlow, Buckinghamshire SL7 1TJ and from Credit Suisse First Boston (Europe) Limited at One Cabot Square, London E14 4QJ. Not for release or distribution or publication in whole or part in or into the United States, Canada, Japan or Australia.

RHM plc

Global Offer Price Range of 228p – 285p per Share, with Global Offer Fully Underwritten at 228p per Share

RHM plc ("RHM" or the "Company"), one of the UK's leading food producers, announces that the offer price range of its initial public offering (the "Global Offer") has been set at 228p – 285p per ordinary share, implying a market capitalisation of approximately £875 million – £975 million. The price range prospectus is being published and bookbuilding will commence today.

The Global Offer is being made to institutional and professional investors in the UK and elsewhere in reliance on Regulation S under the U.S. Securities Act of 1933 (as amended) (the "Securities Act"), and to Qualified Institutional Buyers in the US under Rule 144A of the Securities Act. 45.4 million existing ordinary shares and 185.2 million new ordinary shares are expected to be sold in the Global Offer (assuming the offer price is at 256½p, the mid-point of the offer price range and no exercise of the over-allotment option) (together the "Shares"), representing approximately 63.9 per cent. of the Company's enlarged issued ordinary share capital. The existing shares are being offered by funds which are managed by, and co-investors, of Doughty Hanson & Co. Limited ("Doughty Hanson"), the executive directors, employees and former employees of the Company.

In addition, Doughty Hanson has granted to Credit Suisse First Boston (Europe) Limited ("Credit Suisse First Boston") an over-allotment option, exercisable for a period of up to 30 days after the announcement of the final offer price, pursuant to which Credit Suisse First Boston may purchase or procure purchasers for up to 23.1 million existing ordinary shares (assuming the offer price is at 256½p, the mid-point of the offer price range), representing 10 per cent. of the Shares, for the purposes of allowing it to cover short positions arising from over-allotments and stabilisation transactions.

Credit Suisse First Boston has fully underwritten the Global Offer (excluding the over-allotment option) at 228p per Share implying a minimum market capitalisation of approximately £875 million and a minimum offer size of £561 million. This arrangement reflects the strong interest in RHM from institutional investors and, subject to certain exclusions and customary conditions, provides the Company, Doughty Hanson and the other selling shareholders with certainty of completion of the initial public offering.

Credit Suisse First Boston has been appointed as sole bookrunner and global co-ordinator for the Global Offer, and will act as sponsor for the proposed admission of the Company's Shares to listing

on the Official List of the U.K. Listing Authority ("Admission"). Citigroup, Deutsche Bank, HSBC and JPMorgan Cazenove are acting as co-lead managers.

In addition, Credit Suisse, London Branch and Royal Bank of Scotland have underwritten a £750 million syndicated bank loan together with a £150 million working capital facility to replace RHM's existing bank facilities and securitised bonds.

RHM intends to use the net proceeds it receives from the Global Offer and the funds available under the new facility to (i) make a contribution to the RHM pension scheme of £125 million, (ii) repay its securitised debt facility and associated expenses and (iii) to purchase the loan notes issued to Doughty Hanson at the time of the acquisition of RHM, amounting to £472 million.

Following the completion of bookbuilding and determination of the final offer price (which is expected to be announced on 19 July 2005), conditional dealings on the London Stock Exchange are expected to commence on or around 19 July 2005. Admission and commencement of unconditional dealings on the London Stock Exchange are expected to take place on or around 22 July 2005.

Commenting on today's announcement, Jan du Plessis, Chairman of RHM, said:

"We are delighted with the level of institutional interest shown at this stage in the IPO process. The fact that we have been able to underwrite more than £1.3 billion in equity and debt highlights the market's confidence in RHM and in its prospects for sustained future growth. This innovative underwriting arrangement provides RHM with certainty and creates the platform for a successful IPO."

ENQUIRIES

RHM Ian McMahon, Chief Executive Andrew Allner, Group Finance Director John McIvor, Director of Investor Relations and Industry Strategy	see Financial Dynamics
Credit Suisse First Boston James Leigh-Pemberton George Maddison	+44 (0)20 7888 8888
Financial Dynamics Andrew Lorenz Richard Mountain Sally Lewis	+44 (0)20 7269 7121
Gainsborough Communications (for Doughty Hanson) Duncan Murray	+44 (0)20 7190 1704 +44 (0) 7976 952626

High-resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

GLOBAL OFFER STATISTICS

Global Offer price range (1)	228p to
Number of ordinary shares in the Global Offer (2)	230,634
— issued by the Company (2)	185,185
— sold by Doughty Hanson (2)(3)(4)	38,754
— sold by the executive directors	700
— sold by employees and former employees of the Company	5,995
Percentage of the enlarged issued ordinary share capital in the Global Offer (2)(3)	63.9 per
Number of ordinary shares subject to the over-allotment option (2)(5)	23,063
Number of ordinary shares in issue following the Global Offer (2)(5)	360,685
Expected market capitalisation (2)	£925 m
Estimated gross proceeds of the Global Offer receivable by the Company (2)	£475 m
Estimated gross proceeds of the Global Offer receivable by Doughty Hanson (2)(3)	£99.4 m
Estimated gross proceeds of the Global Offer receivable by the executive directors (2)	£1.8 m
Estimated gross proceeds of the Global Offer receivable by employees and former employees of the Company (2)	£15.4 m
Estimated total gross proceeds from the Global Offer (2)	£592 m
Minimum underwriting proceeds from the Global Offer (3)	£561 m

(1) It is currently expected that the offer price will be within the offer price range.
(2) Based on an offer price 256½p, being the mid-point of the offer price range
(3) Assumes no exercise of the over-allotment option.
(4) Doughty Hanson expects to sell such number of shares so as to maintain a shareholding of, or below 33 per cent. after the Global Offer, assuming no exercise of the over-allotment option.
(5) This figure is 10 per cent. of the number of ordinary shares comprised in the Global Offer and is subject to pro rata increase or decrease in the event that the aggregate number of ordinary shares available under the Global Offer is increased or decreased, as the case may be.

This announcement has been issued by RHM plc and is the sole responsibility of RHM plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Credit Suisse First Boston (Europe) Limited of One Cabot Square, London E14 4QJ. Credit Suisse First Boston (Europe) Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for RHM plc and Doughty Hanson & Co. Limited and no-one else in connection with the proposed listing and the Global Offer and will not be responsible to anyone other than RHM plc and Doughty Hanson & Co. Limited for providing the protections afforded to their clients nor for providing advice in relation to the Global Offer.

This announcement does not constitute or form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and any acquisition of or application for shares in the Global Offer should only be made on the basis of information contained in the prospectus to be issued in due course in connection with the Global Offer, and any supplement or amendment thereto. The prospectus will contain certain detailed information about RHM plc and its management, as well as financial statements and other financial data.

This announcement is not for release, publication or distribution in or into United States, Canada, Japan or Australia or any jurisdiction where such announcement would be unlawful.

This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of RHM plc is being made in the United States.

Certain statements in this announcement are "forward-looking statements". The forward-looking statements can be identified by the use of forward-looking terminology including the terms 'believes', 'plans', 'projects', 'targets', 'aims', 'would', 'could', 'anticipates', 'expects', 'intends', 'may' or 'will' and include statements that RHM plc makes concerning the intended results of its strategy. The actual results of RHM plc may differ materially from those predicted by the forward-looking statements. Subject to any obligations under the listing rules of the UK Listing Authority following admission to the Official List of the London Stock Exchange, RHM plc undertakes no obligation to update publicly or revise forward-looking statements, except as required by law. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

This does not constitute a recommendation concerning the Global Offer. The value of shares can go down as well as up. Past performance is not a guide to future performance. Potential investors should consult a professional adviser as to the suitability of any offering for the individual concerned.

RHM plc re-registered as a plc and changed its name on 1 July 2005. RHM plc was previously known as RHM Group One Limited.

Stabilisation / FSA

INFORMATION ON RHM

Summary of RHM

- RHM's extensive portfolio of category leading brands, exceptional consumer penetration, turnover, scale of operations and technological expertise make it one of the U.K.'s leading food producers.

- RHM has manufacturing and distribution facilities throughout the U.K., employs over 16,000 people and owns some of the U.K.'s best known and leading food brand names, including:

  - Hovis and Granary bread
  - Mother's Pride and Ormo bread
  - Nimble bread
  - Mr. Kipling, Lyons, Gateaux and Cadbury's[1] Cakes
  - Bisto gravy
  - Sharwood's Asian sauces and accompaniments
  - Robertson's and Frank Cooper's preserves
  - McDougalls and Be-Ro home-baking products
  - Paxo stuffing mixes
  - Saxa salt
  - Elephant Atta and Fassal flour
  - Rombouts coffee[2]
  - Atora suet

- Twelve of RHM's brands were leaders in their respective product categories in the year ended 30 April 2005[3].

- RHM's products enjoy exceptionally high market penetration, with at least one of its branded products found in 98 per cent. of British households[4].

- 50 per cent. of RHM's turnover was generated from RHM's branded products in the year ended 30 April 2005.

Summary of RHM's Results for the Year Ended 30 April 2005

- RHM generated audited turnover of £1,527 million (year ended 1 May 2004: £1,517 million) on a continuing operations basis. Branded turnover rose 2.3 per cent., partly offset by a decline in lower margin own label business.

- RHM generated an audited operating profit before operating exceptional items and goodwill amortisation of £155 million (year ended 1 May 2004: £121 million), an increase of 28 per cent., on a continuing operations basis.

- Operating profit[5] margin increased from 8.0 per cent. to 10.1 per cent.

The significantly improved financial performance in the year ended 30 April 2005 demonstrates the success of RHM's strategy to transform itself from a collection of substantially independently operated food companies into a more efficient, centrally coordinated and managed group.

During the year, RHM increased investment in advertising and new product development to drive future profitable, branded top line growth. The increase in branded turnover reflected price increases in key brands and the effect of new product launches.

In the year, RHM achieved £20 million of procurement savings, significant additional restructuring and rationalisation benefits and lower pension costs.

1 Under licence from Cadbury Schweppes PLC until 30 January 2010, thereafter, subject to renewal. Three years' notice is required to terminate the licence.
2 Under licence from Koffie F. Rombouts S.A. until December 2012.
3 Source: I.R.I. Infoscan - 52 weeks to 16 April 2005 (Multiples & Co-Op), based on sales.
4 Source: TNS Superpanel – 52 weeks to 24 April 2005.
5 Defined as operating profit from continuing operations before operating exceptional items and goodwill amortisation.

Overview of RHM

RHM's extensive portfolio of category leading brands, exceptional consumer penetration, turnover, scale of operations and technological expertise make it one of the U.K.'s leading food producers. RHM manufactures a large variety of food products, including wrapped bread, flour, cakes, grocery products and chilled and frozen ready meals. RHM has manufacturing and distribution facilities throughout the U.K., employs over 16,000 people and owns some of the U.K.'s best known and leading food brand names, including:

- Hovis and Granary bread
- Mother's Pride and Ormo bread
- Nimble bread
- Mr. Kipling, Lyons, Gateaux and Cadbury's[6] Cakes
- Bisto gravy
- Sharwood's Asian sauces and accompaniments
- Robertson's and Frank Cooper's preserves
- McDougalls and Be-Ro home-baking products
- Paxo stuffing mixes
- Saxa salt
- Elephant Atta and Fassal flour
- Rombouts coffee[7]
- Atora suet

In the year ended 30 April 2005, 50 per cent. of RHM's turnover was generated from RHM's branded products. Twelve of RHM's brands were leaders in their respective product categories. RHM's products enjoy exceptionally high market penetration, with at least one of its branded products found in 98 per cent. of British households. RHM also manufactures own label products for many of the large U.K. supermarket chains, including Asda, Co-op, Morrisons, Sainsbury's, Somerfield, Tesco and Waitrose, as well as for Marks & Spencer and Pizza Hut with whom RHM has strategic partnerships. The strength and high levels of consumer recognition enjoyed by RHM's branded products, combined with its ability to manufacture own label products to its customers' varying specifications, has allowed RHM to build and maintain long-standing relationships with its key customers and strategic partners. Management believes that RHM's significant position in both the branded and own label U.K. food product market enables it to better understand and anticipate changing consumer trends.

In the year ended 30 April 2005, RHM's turnover was £1,527 million (year ended 1 May 2004: £1,517 million) and it generated operating profit before operating exceptional items and goodwill amortisation of £155 million (year ended 1 May 2004: £121 million), on a continuing operations basis.

RHM's business is organised into the following three divisions: Bread Bakeries; Culinary Brands; and Cakes & Customer Partnerships. The Bread Bakeries Division is the largest vertically integrated baker and flour miller in the U.K. with a comprehensive brand and product portfolio including Hovis, Granary, Mother's Pride and Nimble. The Culinary Brands Division markets a range of leading branded grocery products with a strong heritage, including Bisto gravy, Sharwood's Asian sauces and accompaniments, Robertson's and Golden Shred marmalade, Frank Cooper's preserves, Atora suet, the McDougalls and Cadbury's range of home baking products, Paxo stuffing mixes and Saxa and Cerebos salt. The Cakes & Customer Partnerships Division combines two separate businesses. RHM is the leading manufacturer of cakes in the U.K., primarily marketed under the Mr. Kipling, Cadbury's and Lyons brands. The division is also responsible for RHM's strategic relationships with Marks & Spencer and Pizza Hut and for managing certain of RHM's specialist distribution channels, including supplying supermarket chains with frozen pies, ready meals and desserts and distributing a selected range of RHM's branded products into the Irish market.

6 Under licence from Cadbury Schweppes PLC until 30 January 2010, thereafter, subject to renewal. Three years' notice is required to terminate the licence.
7 Under licence from Koffie F. Rombouts S.A. until December 2012.

Since the appointment of Ian McMahon as Chief Executive Officer in January 2003, the operations and financial performance of RHM have begun to be transformed. Management has made a significant investment in RHM's people with almost half of the top 50 managers replaced to improve RHM's managerial capability and experience and to commence the change to a high performance culture. RHM is now centrally coordinated and managed rather than operating as a collection of substantially independently operated food companies. The significantly improved financial performance in the year ended 30 April 2005 demonstrates the early success of this strategy, with £20 million of procurement savings, significant additional restructuring and rationalisation benefits and lower pension costs being achieved. Initiatives have commenced to enhance RHM's capabilities in brand management, customer management, new product development, technology and manufacturing. Furthermore, over the last three years RHM has disposed of non-core businesses for a total of £127.8 million, including the sale of Golden West Foods Limited for £78.7 million in the year ended 30 April 2005. Notwithstanding the improvements already made, Management believes that there are significant opportunities to improve performance further.

Competitive Strengths

Management believes that RHM's competitive strengths are its:

- portfolio of leading brands;
- brand management expertise;
- experienced, performance-driven management;
- strong customer relationships;
- ability to develop new products and processes;
- technological expertise; and
- significant scale of operations.

Strategy

The Board's objective is to maximise shareholder value by continuing RHM's transformation into the leading U.K. focused food company. Whilst Management believes that it has already made significant progress in improving RHM's financial performance by addressing key operational issues and strengthening its management team, it anticipates that the successful execution of its plans to complete RHM's transformation will lead to a further significant improvement in performance. In the short to medium term, Management anticipates that improvement in financial performance will be principally driven by the success of its plans to deliver procurement savings, logistics savings, restructuring and rationalisation benefits and pension cost savings. A proportion of these savings will be reinvested in RHM's brands, new product development, technology and people in order to improve RHM's performance through profitable turnover growth. Over the medium to long term, Management aims to continue to improve RHM's performance by growing sales of branded and profitable own label products. Management aims to achieve those increases through improved brand and customer management and increased investment in marketing and new product development. In addition, Management intends to maintain tight ongoing control of costs. The following are the principal elements of RHM's strategy to continue the transformation of RHM begun in 2003:

- driving high performance;
- enhancing brand management expertise;
- increasing the investment in new product and process development;
- strengthening customer relationships;
- reducing supply chain and operational costs; and

- seeking acquisition opportunities.

Pensions

RHM's principal pension scheme, the RHM Pension Scheme, is a substantial defined benefit pension scheme which covers all of RHM's U.K. businesses and represents around 99 per cent. of RHM's total pension liabilities. As at 1 May 2004 RHM had a FRS 17 pension deficit of £520 million. A review has been completed of the RHM Pension Scheme and a number of actions have been taken which have led to a material reduction in the deficit. After the planned cash injection of £125 million following the Global Offer, Management estimates that the deficit will be reduced to approximately £178 million on a pro forma basis as at 30 April 2005. After taking account of deferred tax benefits anticipated to be available to the Group, the pro forma deficit is estimated at £125 million.

Dividend Policy

The Board intends to adopt a competitive and progressive dividend policy, which will take into account the capital requirements and reflect the long term earnings and cash flow potential of RHM, whilst maintaining an appropriate level of dividend cover.

Following admission to the Official List of the U.K. Listing Authority, in the absence of any unforeseen circumstances, the Board intends to recommend payment of a total dividend of not less than £55 million for the year ended 30 April 2006. The dividends will be paid semi-annually. The first dividend will be paid in December 2005 for the period ended 31 October 2005. This dividend will be one-third of the total dividends that the Board would expect to recommend for the full year ending 30 April 2006. The expected dividend has not been reduced to account for the Global Offer occurring part way through the year ending 30 April 2006.

Thereafter, the Board intends to recommend, on an ongoing basis, an interim and final dividend in respect of each financial year, in each case in the approximate ratio of one-third and two-thirds respectively, with the intention of increasing cover to over two times within a period of three years.

Board of Directors and the Senior Management Team

Board

Jan du Plessis, Non-Executive Chairman
Jan du Plessis was appointed Chairman in June 2005. He is also Chairman of British American Tobacco plc, a post he has held since July 2004, having been a Non-Executive Director of that company since the merger between BAT and Rothmans in 1999. From 1988 to 2004 he was Group Finance Director of Richemont, the Swiss luxury goods company. During the period from 1990 to 1995 he additionally served as Group Finance Director of Rothmans International plc, when that company was a constituent of the FTSE 100 index. His early career was with the South African Rembrandt group, where he held various positions before his appointment at Richemont.

Ian McMahon, Chief Executive Officer
Ian McMahon was appointed Chief Executive Officer in January 2003. He joined RHM as Chief Operating Officer of the then Customer Solutions Division in September 2002. Prior to joining RHM, he was with ICI Paints for six years, initially as Chief Executive, European Decorative Paints and then as Regional CEO of ICI Paints in North America. Prior to that he held a number of senior management positions with Grand Metropolitan plc, including three years as Managing Director of Grand Metropolitan Foods UK. His early career was with Tootal plc in a range of overseas general management assignments.

Andrew Allner, Group Finance Director
Andrew Allner was appointed Group Finance Director in March 2004. He was formerly Chief Executive Officer of Enodis plc, the world's leading food service equipment business, from 2000 to 2003. Prior to that, he held a number of positions, including Group Finance Director and Chief Financial Officer at Dalgety plc and its successor, PIC International Group plc between 1998 and 2000. Prior to that, he was Group Finance Director at Amersham International plc until 1998 and Director of Financial Planning and Control at Guinness plc until 1996. He was previously a partner at Price Waterhouse. He is a non-executive director of Marshalls plc and has recently resigned as a non-executive director of Moss Bros Group plc.

Richard Hanson, Non-Executive Director
Richard Hanson was until recently the Non-Executive Chairman, having been appointed to that position in July 2000. He is a member of the Investment Committee of Doughty Hanson & Co and contributes to all investment activities of the firm, which acquired RHM's businesses in 2000. He started his career with the London office of County Bank, the merchant bank subsidiary of National Westminster Bank and joined the Specialist Financing Division of Standard Chartered Bank in 1985. Together with Nigel Doughty he founded Doughty Hanson & Co in 1995, having previously founded CWB Capital Partners in 1990

RHM will in due course announce the appointment of additional non-executive directors in compliance with the Combined Code.

Senior Management Team

Miles Warnick, Chief Operating Officer of the Bread Bakeries Division
Miles Warnick was made Chief Operating Officer of the Bread Bakeries Division in May 2002 and is also charged with coordinating group-wide enhancement of its operational performance. He was previously Managing Director of Ranks Hovis Ltd., the flour milling and bakery ingredients business, a position he had held since 1996. He joined Ranks Hovis Ltd. in 1978 and his first appointment as one of RHM's Managing Directors was in 1990. His current involvement with the business also includes acting as Chairman of the Federation of Bakers.

Ginny Knox, Chief Operating Officer of the Culinary Brands Division
Ginny Knox was appointed chief operating officer of the Culinary Brands Division in April 2003 and is also charged with coordinating group-wide marketing. Prior to this she was RHM's Director of Corporate Communications. She joined RHM in 1996 from Coca-Cola as Managing Director of the group's drinks business, now sold.

Tim Kelly, Chief Operating Officer of the Cakes & Customer Partnerships Division
Tim Kelly joined RHM as chief operating officer of the Cakes & Customer Partnerships Division in August 2003 and is also charged with coordinating group-wide customer relationships. He joined RHM from Constellation Brands where he was Chief Operating Officer, International. Prior to this, Tim had been Marketing Director at Coca-Cola Schweppes Beverages before joining Diageo, initially as Marketing Director of Guinness Ireland and then as President of Diageo's U.S. business.

Gerry Walsh, Group Procurement & Logistics Director
Gerry Walsh joined RHM as Group Procurement Director in September 2003 and is now RHM's Group Procurement and Logistics Director. Before joining RHM, he was Vice President, Global Procurement International at American Express, having previously acted as Head of Purchasing, Europe. Prior to this, he held a number of senior appointments at Tambrands, Monarch Aluminium and the Ford Motor Company.

Susan Fox, Group HR Director
Susan Fox was appointed Group HR Director in September 2003. She joined RHM from Cable and Wireless where she initially held the role of Director of Organisation and Management Development before becoming Director of Human Resources, Regional and Corporate. Prior to this, she held HR Director roles at Leaseplan (UK) Ltd, Pearl Assurance and Grand Metropolitan plc, at the latter of which she was HR Director for International Distillers and Vintners.
END

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Regulatory Announcement

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Company	RHM Limited
TIDM	
Headline	Intention To Float - Replace
Released	10:09 16-Jun-05
Number	6437N

The following replaces the Intention to Float announcement released today at 9:29 under RNS number 6425N.

Underneath the Enquires section, the next heading has been amended to INFORMATION ON RHM

The full amended release appears below.

For immediate release
16 June 2005

Not for release or distribution or publication in whole or part in or into the United States, Canada, Japan or Australia

RHM

Initial Public Offering and Listing on the London Stock Exchange

Results for the Year Ended 30 April 2005

Appointment of Chairman

RHM Group One Limited, to be renamed RHM plc ("RHM" or the "Company"), announces its intention to proceed with an initial public offering of shares (the "Global Offer") and to be admitted to the Official List of the U.K. Listing Authority and to trading on the London Stock Exchange ("Admission").

Summary of RHM

- RHM's extensive portfolio of category leading brands, exceptional consumer penetration, turnover, scale of operations and technological expertise make it one of the U.K.'s leading food producers.

- RHM has manufacturing and distribution facilities throughout the U.K., employs over 16,000 people and owns some of the U.K.'s best known and leading food brand names, including:

  - Hovis and Granary bread
  - Mr. Kipling and Cadbury's [1] cakes
  - Bisto gravy
  - Sharwood's Asian sauces and accompaniments
  - Robertson's and Frank Cooper's preserves
  - McDougalls and Be-Ro home-baking products
  - Paxo stuffing mixes
  - Saxa salt

- Twelve of RHM's brands, which accounted for 77 per cent. of RHM's branded turnover in the

year ended 30 April 2005, were number one in their respective product categories.

- RHM's products enjoy exceptionally high market penetration, with at least one of its branded products found in 98 per cent. of British households.

- 50 per cent. of RHM's turnover was generated from RHM's branded products in the year ended 30 April 2005, up from 48.5 per cent. in the year ended 3 May 2003.

Summary of RHM's Results for the Year Ended 30 April 2005

- RHM generated audited turnover of £1,527 million (year ended 1 May 2004: £1,517 million) on a continuing operations basis. Branded turnover rose 2.6 per cent., partly offset by a decline in lower margin own label business.

[1] Under licence from Cadbury Schweppes plc until 30 January 2010, thereafter subject to renewal. Three years' notice is required to terminate the licence.

- RHM generated an audited operating profit before operating exceptional items and goodwill amortisation of £155 million (year ended 1 May 2004: £121 million), an increase of 28 per cent., on a continuing operations basis.

- Operating profit [2] margin increased from 8.0 per cent. to 10.1 per cent.

The significantly improved financial performance in the year ended 30 April 2005 demonstrates the success of RHM's strategy to transform itself from a collection of substantially independently operated food companies into a more efficient, centrally coordinated and managed group.

During the year, RHM increased investment in advertising and new product development to drive future profitable, branded top line growth. The increase in branded turnover reflected price increases in key brands and the effect of new product launches.

In the year, RHM achieved £20 million of procurement savings, significant additional restructuring and rationalisation benefits and lower pension costs.

Appointment of Chairman

RHM also announces the appointment of Jan du Plessis as non-executive Chairman. He is also Chairman of British American Tobacco plc, a position that he has held since July of last year, prior to which he was, for many years, Group Finance Director of Richemont, the Swiss luxury goods group.

Summary of the Global Offer

- The Global Offer will comprise an institutional only offer of existing and new ordinary shares into the UK, US (under Rule 144A) and internationally.

- An IPO will position RHM for the next stage of its development as one of the UK's leading food producers, focused on profitable, branded top line growth.

- RHM intends to use the net proceeds received from the Global Offer and the funds available under the new unsecured bank facility to (i) make a contribution to the RHM Pension Scheme of £125 million and (ii) repay its securitised debt facility and associated expenses, as well as other debt financing put in place at the time of Doughty Hanson's purchase of RHM.

- RHM has agreed to pay £125 million into the RHM pension fund following Admission. Following this payment the pension fund deficit on a pro forma basis will be reduced to £125 million net of a deferred tax credit of £53 million.

- Pro forma net debt on Admission, after the payment of £125 million into the RHM pension fund, is expected to be reduced to £711 million, from £929 million at 30 April 2005.

- The effective interest rate on debt will be reduced from 9.5 per cent. to approximately 5.75 per cent.

- For the year ended April 2006 total dividends are expected to be not less than £55 million.

- Doughty Hanson, which acquired RHM in July 2000, intends to retain a significant shareholding in RHM post-IPO.

2 Defined as operating profit from continuing operations before operating exceptional items and goodwill amortisation

- Credit Suisse First Boston has been appointed as sole bookrunner and global co-ordinator for the Global Offer, and will act as sole sponsor for the proposed listing.

- The Global Offer is expected to be completed by the end of July.

- RHM will, on Admission, enter into a new unsecured bank facility underwritten by Credit Suisse First Boston and the Royal Bank of Scotland.

Commenting on today's announcement, Ian McMahon, Chief Executive Officer of RHM, said:

"Today's announcement that we intend to IPO represents a major milestone and is a logical next step in our strategy to transform RHM into the leading U.K. focused food company.

"The new management team has laid the foundations for sustained future growth in shareholder value by beginning to leverage RHM's outstanding brand portfolio and addressing the key issues facing the Company. RHM's strong financial performance demonstrates our success to date.

"We are confident of maintaining our momentum through the strength of our leading brands. Our strong cash generation is enabling us to re-invest for profitable, branded top line growth via increased investment in advertising and new product development.

"There are also substantial opportunities for self-help. We remain focused on delivering procurement and logistics synergies, leveraging best practice in areas such as brand management and making further progress in driving operational excellence."

Also commenting on today's announcement, Jan du Plessis, Chairman of RHM, said:

"I am pleased to have been asked to take on the Chairmanship of RHM and it is exciting for me to be part of its ongoing transformation. Ian McMahon has put in place a top class management team and I have every confidence that, with its new business model and a strong portfolio of category leading brands, RHM is well placed to become the leading UK- focused food company."

ENQUIRIES

RHM Ian McMahon, Chief Executive Andrew Allner, Group Finance Director John McIvor, Director of Investor Relations and Industry Strategy	see Financial Dynamics
Credit Suisse First Boston (Europe) Limited George Maddison Hasnen Varawalla Richard Crawley	+44 (0)20 7888 8888
Financial Dynamics	+44 (0)20 7269 7121

Andrew Lorenz
Richard Mountain
Sally Lewis

Gainsborough Communications (for Doughty Hanson & Co) +44 (0)20 7190 1704
Duncan Murray +44 (0) 7976 952626

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

INFORMATION ON RHM

Overview of RHM

RHM's extensive portfolio of category leading brands, exceptional consumer penetration, turnover, scale of operations and technological expertise make it one of the U.K.'s leading food producers. RHM manufactures a large variety of food products, including wrapped bread, flour, cakes, grocery products and chilled and frozen ready meals. RHM has manufacturing and distribution facilities throughout the U.K., employs over 16,000 people and owns some of the U.K.'s best known and leading food brand names, including:

- Hovis and Granary bread
- Mr. Kipling and Cadbury's [3] cakes
- Bisto gravy
- Sharwood's Asian sauces and accompaniments
- Robertson's and Frank Cooper's preserves
- McDougalls and Be-Ro home-baking products
- Paxo stuffing mixes
- Saxa salt

In the year ended 30 April 2005, 50 per cent. of RHM's turnover was generated from RHM's branded products, up from 48.5 per cent. in the year ended 3 May 2003. Twelve of RHM's brands, which accounted for 77 per cent. of RHM's branded turnover in the year ended 30 April 2005, were number one in their respective product categories. RHM's products enjoy exceptionally high market penetration, with at least one of its branded products found in 98 per cent. of British households. RHM also manufactures own label products for many of the large U.K. supermarket chains, including Asda, Co-op, Morrisons, Sainsbury's, Somerfield, Tesco and Waitrose, as well as for Marks & Spencer and Pizza Hut with whom RHM has strategic partnerships. The strength and high levels of consumer recognition enjoyed by RHM's branded products, combined with its ability to manufacture own label products to its customers' varying specifications, has allowed RHM to build and maintain long-standing relationships with its key customers and strategic partners. Management believes that RHM's significant position in both the branded and own label U.K. food product market enables it to better understand and anticipate changing consumer trends.

In the year ended 30 April 2005, RHM's turnover was £1,527 million (year ended 1 May 2004: £1,517 million) and it generated operating profit before operating exceptional items and goodwill amortisation of £155 million (year ended 1 May 2004: £121 million), on a continuing operations basis.

RHM's business is organised into the following three divisions: Bread Bakeries; Culinary Brands; and Cakes & Customer Partnerships. The Bread Bakeries Division is the largest vertically integrated baker and flour miller in the U.K. with a comprehensive brand and product portfolio including Hovis, Granary, Mother's Pride and Nimble. The Culinary Brands Division markets a range of leading branded grocery products with a strong heritage, including Bisto gravy, Sharwood's Asian sauces and accompaniments, Robertson's and Frank Cooper's preserves, Paxo stuffing mixes and Saxa salt. The Cakes & Customer Partnerships Division combines two separate businesses. RHM is the leading manufacturer of cakes in the U.K., primarily marketed under the Mr. Kipling, Cadbury's and Lyons brands. The division is also responsible for RHM's strategic relationships with Marks & Spencer and Pizza Hut and for managing certain of RHM's specialist distribution channels, including supplying supermarket chains with frozen pies, ready meals and desserts and distributing the full range of RHM's branded products into the Irish market.

Since the appointment of Ian McMahon as Chief Executive Officer in January 2003, the operations and financial performance of RHM have begun to be transformed. Management has made a significant investment in RHM's people with almost half of the top 50 managers replaced to improve RHM's managerial capability and experience and to commence the change to a high performance culture. RHM is now centrally coordinated and managed rather than operating as a collection of substantially independently operated food companies. The significantly improved financial performance in the year ended 30 April 2005 demonstrates the early success of this strategy, with £20 million of procurement savings, significant additional restructuring and rationalisation benefits and lower pension costs being achieved. Initiatives have commenced to enhance RHM's capabilities in brand management, customer management, new product development, technology and manufacturing. Furthermore, over the last three years RHM has disposed of non-core

businesses for a total of £127.8 million, including the sale of Golden West Foods Limited for £78.7 million in the year ended 30 April 2005. Notwithstanding the improvements already made, Management believes that there are significant opportunities to improve performance further.

[3] Under licence from Cadbury Schweppes plc until 30 January 2010, thereafter subject to renewal. Three years' notice is required to terminate the licence.

Competitive Strengths

Management believes that RHM's competitive strengths are its:

- portfolio of leading brands;
- brand management expertise;
- experienced, performance-driven management;
- strong customer relationships;
- ability to develop new products and processes;
- technological expertise; and
- significant scale of operations.

Strategy

The Board's objective is to maximise shareholder value by continuing RHM's transformation into the leading U.K. focused food company. Whilst Management believes that it has already made significant progress in improving RHM's financial performance by addressing key operational issues and strengthening its management team, it anticipates that the successful execution of its plans to complete RHM's transformation will lead to a further significant improvement in performance. In the shorter term, Management anticipates that improvement in financial performance will be principally driven by the success of its plans to deliver procurement savings, logistics savings, restructuring and rationalisation benefits and pension cost savings. A proportion of these savings will be reinvested in RHM's brands, new product development, technology and people in order to improve RHM's performance through profitable turnover growth. Over the medium and long term, Management aims to continue to improve RHM's performance through increases in sales of branded and profitable own label products with tight ongoing control of costs. The following are the principal elements of RHM's strategy to continue the transformation of RHM begun in 2003:

- driving high performance;
- enhancing brand management expertise;
- increasing investment in new product and process development;
- strengthening customer relationships;
- reducing supply chain and operational costs; and
- seeking acquisition opportunities.

Pensions

RHM's principal pension scheme, the RHM Pension Scheme, is a substantial defined benefit pension scheme which covers all of RHM's U.K. businesses and represents around 99 per cent. of RHM's total pension liabilities. A review has been completed of the RHM Pension Scheme and as at 1 May 2004 RHM had a FRS 17 pension deficit of £520 million. A number of actions have been taken which have led to a material reduction in the deficit. After the planned cash injection of £125 million following the Global Offer, Management estimates that the deficit will be reduced to approximately £178 million on a pro forma basis as at 30 April 2005. After taking account of deferred tax benefits anticipated to be available to the Group, the pro forma deficit is estimated at £125 million.

Dividend Policy

The Board intends to adopt a competitive and progressive dividend policy, which will take into account the capital requirements and reflect the long term earnings and cash flow potential of RHM, whilst maintaining an appropriate level of dividend cover.

Following admission to the Official List of the U.K. Listing Authority, in the absence of any unforeseen circumstances, the Board intends to recommend payment of a total dividend of not less than £55 million for the year ended 30 April 2006. The dividends will be paid semi-annually. The first dividend will be paid in December 2005 for the period ended 31 October 2005. This dividend will be one-third of the total dividends that the Board would expect to recommend for the full year ending 30 April 2006. The expected dividend has not been reduced to account for the Global Offer occurring part way through the year ending 30 April 2006.

Thereafter, the Board intends to recommend, on an ongoing basis, an interim and final dividend in respect of each financial year, in each case in the approximate ratio of one-third and two-thirds respectively, with the intention to increase dividend payments to reflect growth in underlying earnings.

Board of Directors and the Senior Management Team

Board

Jan du Plessis, Non-Executive Chairman
Jan du Plessis was appointed Chairman in June 2005. He is also Chairman of British American Tobacco plc, a position he has held since July 2004, having been Non-Executive Director of that company since the merger between BAT and Rothmans in 1999. From 1988 to 2004 he was Group Finance Director of Richemont, the Swiss luxury goods company. During the period 1990 to 1995 he additionally served as Group Finance Director of Rothmans International plc, when that company was a constituent of the FTSE 100 index. Jan's early career was with the South African Rembrandt Group, where he held various financial positions before his appointment at Richemont.

Ian McMahon, Chief Executive Officer
Ian McMahon was appointed Chief Executive Officer in January 2003. He joined RHM as Chief Operating Officer, of the Cakes & Customer Partnerships Division in September 2002. Prior to joining RHM, he was with ICI Paints for six years, initially as Chief Executive, European Decorative Paints and then as Regional CEO of ICI Paints in North America. Prior to that he held a number of senior management positions with Grand Metropolitan plc, including three years as Managing Director of Grand Metropolitan Foods UK. Ian's early career was with Tootal plc in a range of overseas general management assignments.

Andrew Allner, Group Finance Director
Andrew Allner was appointed Group Finance Director in March 2004. He was formerly Chief Executive Officer of Enodis plc, the world's leading food service equipment business, from 2000 to 2003. Prior to that, Andrew held a number of positions, including Group Finance Director and Chief Financial Officer at Dalgety plc and its successor, PIC International Group plc. Prior to that, he was Group Finance Director at Amersham International plc and Director of Financial Planning and Control at Guinness plc. Andrew was previously a partner at Price Waterhouse. He is a non-executive director of Marshalls plc and a non-executive director of Moss Bros Group plc.

Richard Hanson, Non-Executive Director
Richard Hanson was until recently Non-Executive Chairman of RHM, being appointed to that position in July 2000. He is a member of the Investment Committee of Doughty Hanson & Co and contributes to all investment activities of the firm, which acquired RHM's businesses in 2000. Together with Nigel Doughty he founded the activities of Doughty Hanson in 1989.

RHM will in due course announce the appointment of additional non-executive directors in

compliance with the Combined Code.

Senior Management Team

Miles Warnick, Chief Operating Officer of the Bread Bakeries Division
Miles Warnick was appointed Chief Operating Officer of the Bread Bakeries Division in May 2002 and is also charged with coordinating group-wide enhancement of its operational performance. He was previously Managing Director of Ranks Hovis Ltd., the flour milling and bakery ingredients business, a position he had held since 1996. Miles joined Ranks Hovis Ltd. in 1978. He is also the President of the Federation of Bakers.

Ginny Knox, Chief Operating Officer of the Culinary Brands Division
Ginny Knox was appointed Chief Operating Officer of the Culinary Brands Division in April 2003 and is also charged with coordinating group-wide marketing. Prior to this, she was RHM's Director of Corporate Communications. Ginny joined RHM in 1996 from Coca-Cola as Managing Director of the Group's drinks business, now sold.

Tim Kelly, Chief Operating Officer of the Cakes & Customer Partnerships Division
Tim Kelly joined RHM as Chief Operating Officer of the Cakes & Customer Partnerships Division in August 2003 and is also charged with coordinating group-wide customer relationships. He joined RHM from Constellation Brands where he was Chief Operating Officer, International. Prior to this, Tim had been Marketing Director at Coca-Cola Schweppes Beverages before joining Diageo, initially as Marketing Director of Guinness Ireland and then as President of Diageo's U.S. business.

Gerry Walsh, Group Procurement Director
Gerry Walsh joined RHM as Group Procurement Director in September 2003. Before joining RHM, he was Vice President, Global Procurement International at American Express, having previously acted as Head of Purchasing, Europe. Prior to this, Gerry held a number of senior appointments at Tambrands, Monarch Aluminium and the Ford Motor Company.

Susan Fox, Group HR Director
Susan Fox was appointed Group HR Director in September 2003. She joined RHM from Cable and Wireless where she initially held the role of Director of Organisation and Management Development before becoming Director of Human Resources, Regional and Corporate. Prior to this, Susan held HR Director roles at Leaseplan (UK) Ltd, Pearl Assurance and Grand Metropolitan plc, at the latter of which she was HR Director for International Distillers and Vintners.

Summary Financial Information for the Year Ended 30 April 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 30 April 2005			Year ended 1 May 2004		
	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total £m	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	
Turnover						
Continuing operations	1,527.5	-	1,527.5	1,517.0	-	1
Discontinued operations	114.8	-	114.8	160.8	-	
	1,642.3	-	1,642.3	1,677.8	-	1
Cost of sales	(1,079.0)	0.7	(1,078.3)	(1,138.5)	(11.2)	(1,
Gross profit	563.3	0.7	564.0	539.3	(11.2)	
Distribution costs	(287.1)	11.1	(276.0)	(297.0)	(4.9)	(
Administrative expenses	(108.8)	(16.0)	(124.8)	(112.4)	(43.7)	(
Other operating income	1.9	-	1.9	2.4	-	
Operating profit						
Continuing operations	155.0	(7.3)	147.7	121.4	(56.0)	
Discontinued operations	14.3	3.1	17.4	10.9	(3.8)	
	169.3	(4.2)	165.1	132.3	(59.8)	
Share of operating profit in associate - continuing	-		-	0.1		
Continuing operations						
Profit on disposal of fixed assets	-	21.7	21.7	-	4.6	
Discontinued operations						
Profit/(loss) on sale of subsidiaries	-	5.2	5.2	-	(11.3)	
Reversal of provision for loss on disposal of businesses to be discontinued	-	-	-	-	7.9	
	169.3	22.7	192.0	132.4	(58.6)	
Interest receivable and similar income	2.1	-	2.1	1.3	-	
Interest payable and similar charges	(111.9)	(4.8)	(116.7)	(110.0)	-	(
Other financing income/(charge)	(1.7)	-	(1.7)	(15.6)	-	
(Loss)/profit on ordinary activities before taxation	57.8	17.9	75.7	8.1	(58.6)	
Tax credit/(charge) on loss on ordinary activities	(10.7)	19.0	8.3	(10.7)	5.1	
Deferred tax on pension liability	-	91.7	91.7	-	-	
(Loss)/profit on ordinary activities after taxation	47.1	128.6	175.7	(2.6)	(53.5)	
Equity minority interest	0.1	-	0.1	(0.2)	-	
(Loss)/ retained profit for the financial year	47.2	128.6	175.8	(2.8)	(53.5)	

CONSOLIDATED CASH FLOW STATEMENT

	Year ended 30 April 2005		Year ended 1 May 2004	
	£m	£m	£m	£m
Cash inflow from operating activities		117.0		176.9
Returns on investment and servicing of finance				
Interest received	2.2		1.1	
Interest paid	(66.5)		(69.8)	
Interest element of finance leases	(0.2)		(0.1)	
Dividend paid to minority interest	(0.2)		(0.4)	
		(64.7)		(69.2)
Taxation				
Tax paid	(8.1)		(3.8)	
Tax received	2.2		2.8	
		(5.9)		(1.0)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(61.0)		(46.1)	
Purchase of intangible fixed asset	(1.5)		-	
Sale of tangible fixed assets	37.0		9.5	
		(25.5)		(36.6)
Acquisitions and disposals				
Sale of subsidiary undertakings	78.7		9.9	
Pension contribution on sale of subsidiary	(10.6)		-	
Net cash balances disposed with subsidiary undertakings	(6.7)		(9.1)	
		61.4		0.8
		82.3		70.9
Financing				
Debt due within one year				
Repayment of secured loan	(29.5)		(45.4)	
Increase in short term borrowings	0.8		-	
Capital element of finance leases	(0.8)		(0.5)	
Debt due after more than one year				
Repayment of secured loan	(173.8)		-	
Increase in long term borrowings	74.5		24.2	
Sale of investment in own shares	-		0.1	
		(128.8)		(21.6)
(Decrease)/Increase in cash in the year		(46.5)		49.3

CONSOLIDATED BALANCE SHEET

	At 30 April 2005 £m	At 1 May 2004 £m
Fixed assets		
Intangible fixed assets	465.8	490.2
Tangible fixed assets	426.7	491.6
Investments	0.4	0.5
	892.9	982.3
Current assets		
Investments	5.6	-
Stocks	69.6	91.0
Debtors	206.3	197.9
Cash	87.8	134.3
	369.3	423.2
Creditors: amounts falling due within one year	(303.9)	(409.7)
Net current assets	65.4	13.5
Total assets less current liabilities	958.3	995.8
Creditors: amounts falling due after more than one year	(1,000.2)	(1,039.8)
Provisions for liabilities and charges		
Deferred taxation	(19.4)	(28.9)
Other provisions	(34.8)	(22.5)
Net liabilities excluding pension liability	(96.1)	(95.4)
Pension liability	(215.8)	(525.4)
Net liabilities including pension liability	(311.9)	(620.8)
Capital and reserves		
Called up share capital	0.2	0.2
Share premium account	17.2	17.2
Own shares	(0.1)	-
Profit and loss account	(113.5)	(113.2)
Pension reserve	(215.8)	(525.4)
Equity shareholders' deficit	(312.0)	(621.2)
Equity minority interest	0.1	0.4
	(311.9)	(620.8)

The financial information above may not be representative of the future cash flows; for example the historical capital structure does not reflect the future capital structure.

BASIS OF PREPARATION

These figures have been extracted from the audited special purpose accounts approved by the board on 9 June prepared for the purposes of the proposed flotation. Full financial information will be included in the forthcoming prospectus.

This announcement has been issued by RHM and is the sole responsibility of RHM and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Credit Suisse First Boston (Europe) Limited of One Cabot Square, London E14 4QJ. Credit Suisse First Boston (Europe) Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for RHM and Doughty Hanson and no-one else in connection with the proposed listing and the Global Offer and will not be responsible to anyone other than RHM and Doughty Hanson for providing the protections afforded to their clients nor for providing advice in relation to the Global Offer.

This announcement does not constitute or form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and any acquisition of or application for shares in the Global Offer should only be made on the basis of information contained in the prospectus to be issued in due course in connection with the Global Offer, and any supplement or amendment thereto. The prospectus will contain certain detailed information about RHM and its management, as well as financial statements and other financial data.

This announcement is not for release, publication or distribution in or into United States, Canada, Japan or Australia or any jurisdiction where such announcement would be unlawful.

This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of RHM is being made in the United States.

Certain statements in this announcement are "forward-looking statements". The forward-looking statements can be identified by the use of forward-looking terminology including the terms 'believes', 'plans', 'projects', 'targets', 'aims', 'would', 'could', 'anticipates', 'expects', 'intends', 'may' or 'will' and include statements that RHM makes concerning the intended results of its strategy. The actual results of RHM may differ materially from those predicted by the forward-looking statements. Subject to any obligations under the listing rules of the UK Listing Authority following admission to the Official List of the London Stock Exchange, RHM undertakes no obligation to update publicly or revise forward-looking statements, except as required by law. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

This does not constitute a recommendation concerning the Global Offer. The value of shares can go down as well as up. Past performance is not a guide to future performance. Potential investors should consult a professional adviser as to the suitability of any offering for the individual concerned.

Prior to admission to the Official List of the UK Listing Authority, RHM will be re-registered as a plc and will change its name to RHM plc.

Stabilisation/FSA

END

Close

RHM

NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

This document is not an offer of securities for sale in the United States or elsewhere. Securities may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) absent registration under the Securities Act or an exemption therefrom. The Company does not presently intend to register any securities under the Securities Act.

RHM Foodbrands+ Ltd

Bondholder Investment Report

Results for the Fiscal Year Ended 30 April 2005

Results for the full year reflect the progress made towards transforming the Group's performance and are in line with management's expectations.

Highlights:

- Sales up 0.7% to £1,244m, reflecting strong branded sales growth offset by a reduction in lower margin, own label business
- EBITDA up 3.3% to £145.8m
- Operating profit (prior to exceptional items and goodwill amortisation) up 7.9% to £105.4m, despite a £9m increase in pension cash contributions
- Operating margin up by 0.6 percentage points to 8.5%, driven by branded price increases and procurement savings
- Financial performance covenants exceeded: FCDSCR 1.70, DSCR 2.88

Commenting on the results, Ian McMahon, Group Chief Executive, said:

"The full year results demonstrate the progress we have made towards transforming RHM's financial performance and are in line with management's plans set at the beginning of the year. We have a clear strategy to build further momentum behind our top line performance whilst continuing to reduce costs. We will remain fully focused on this strategy in the coming year."

14 June 2005

Enquiries:

RHM Limited
Andrew Allner – Group Finance Director 01628 478 484
Jonathan Clarke – Director of Group Treasury 01628 478 484

Financial Dynamics
Richard Mountain/Sally Lewis 0207 269 7291

Overview

During the year we have made significant progress towards transforming the Group's financial performance, with significant investment being made both behind our key brands and in cost saving initiatives. The early success of this strategy is evident in the results of the year, which were in line with the Board's expectations set at the beginning of the year.

Operating profit was £105.4m, up 7.9% (FY04: £97.7m), reflecting improved gross margins, principally due to procurement savings and manufacturing efficiencies, partially offset by a £6.6m increase in advertising investment and £9m of higher pension costs.

We made further good progress in the strategic and operational development of our business, including:

- trading successfully during the key Christmas and Easter periods in competitive market conditions
- margin improvement through price increases and efficiency gains, which more than offset input cost inflation
- significant cost savings from group procurement initiatives, with further savings targeted
- progressing the execution of the £45m rationalisation programme at our Cake business, including the re-launch of Cadbury's range in September and Mr. Kipling in January, and commencing the planned consolidation of our manufacturing base

Financial and Operational Review

Financial

Turnover was up 0.7% at £1,244m (FY04: £1,235m), compared to the same period last year. This increase reflected particularly strong Milling and Bread performance offset by lower Cake sales.

EBITDA improved 3.3% to £145.8m, (FY04: £141.1m) with benefits from Group procurement savings, other cost reduction measures and improved mix more than offsetting £6.6m of increased advertising investment to support branded sales growth and £9m of higher cash pension costs.

Operating profit (prior to exceptional items and goodwill amortisation) improved 7.9% to £105.4m (FY04: £97.7m), primarily driven by a strong performance in Milling and Bread. Operating profit margin improved from 7.9% to 8.5%, with strong margin growth in Grocery following price increases in key brands and new product launches.

Net operating exceptional income amounted to £58.0m, (FY04: £25.1m expense) principally as a result of the previously announced £94m of gifts from Food Solutions, offset by exceptional costs of £36m, the majority of which relate to the Cake restructuring programme. Capital expenditure increased to £38.2m (FY04: £27.1m), also as a consequence of the Cake restructuring.

Pension costs, which are accounted for on a cash basis in Foodbrands+, increased by £9 million in FY05, following an increase in contributions reflecting the larger

Group's pension deficit. The pension charge is significantly higher than the FRS17 service cost, which is adjusted for at the Group level. Pension cash contributions are anticipated to reduce significantly in FY06 following the implementation of a number of actions designed to materially reduce the pension deficit.

The closing cash balance was £64.9m compared to £106.4m at the end of F04.

Net working capital decreased from £44.8m at 1 May 2004 to £7.5m at 30 April 2005 as a one off reduction in working capital at the end of the previous year was not repeated. Free cash flow (prior to financing) was an inflow of £76.4m for the year vs. an inflow of £68.5m in FY04, reflecting a significant improvement in cash flow from operating activities.

Covenant performance also improved, with Debt Service coverage of 2.88 (min 1.25x) and Free Cash Flow to Debt Service of 1.70 (min 1.1x).

Operational

Milling and Bread

Sales for the year of £680m were ahead of last year by 2.2% (FY04: £665m). This performance was largely driven by premium branded bread growth, more than offsetting a reduction in own label sales.

Operating profit increased by 20% to £45.9m from £38.1m. This significant increase reflects the favourable improvement in product mix and procurement savings, which together more than offset increased fuel and pension costs.

European Frozen Bakery

The UK frozen bakery market continues to be characterised by overcapacity and consequently extremely competitive trading conditions. This is in contrast to a more conducive environment in France, where our business is performing strongly.

FY05 sales increased marginally to £134m (FY04: £133m). Operating profits declined to £3.6m (FY04: £6.3m), reflecting a disadvantageous change in mix in the UK, principally as a result of customer consolidation.

Actions have now been taken to restructure UK capacity and headcount, whilst new contracts are being actively pursued.

Cake

FY05 has seen the commencement of a £45 million, 3 year investment and rationalisation programme to fundamentally transform the financial performance of our branded Cake business. The programme includes factory consolidation and related capital expenditure and headcount reduction. In addition, investment is being increased behind the Mr. Kipling, Cadbury's and Lyons brands.

FY05 sales declined by 3.8% to £223.6m (FY04: £232.5m) following our exit from export markets and certain lower margin, own label business and the rationalisation of our product range.

The decline in sales and increased promotional investment, particularly behind the Mr. Kipling relaunch, caused operating profit to decline to £7.1m from £9.4m in FY04.

Grocery

Sales declined marginally to £224.4m from £225.5m. Branded product growth, which was particularly strong, driven primarily by Sharwood's and Bisto, was offset by our planned withdrawal from certain lower margin own label business.

The consequent improved profit mix was reflected in a growth in operating margin of over 2 percentage points to 21.7%, resulting in operating profit 11.2% higher at £48.8m, (FY04: £43.9m), notwithstanding higher promotional spend and advertising investment.

4th Quarter Performance

Turnover in Q4 declined by 3.6% to £311.2m (Q4 FY04: £322.8m). EBITDA declined 18.7% to £36.1m (Q4 FY03: £44.4m). Operating profit (prior to exceptional items and goodwill amortisation) declined by 23.1% to £25.7m (Q4 FY04: £33.4m), reflecting the difficult UK market conditions in frozen bakery and a significant increase in advertising investment and promotional activity following the relaunch of Mr. Kipling.

Outlook

The full year results demonstrate the progress we have made towards transforming RHM's financial performance and are in line with management's plans set at the beginning of the year. We have a clear strategy to build further momentum behind our top line performance whilst continuing to reduce costs. We will remain fully focused on this strategy in the coming year.

RHM

NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

This document is not an offer of securities for sale in the United States or elsewhere. Securities may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) absent registration under the Securities Act or an exemption therefrom. The Company does not presently intend to register any securities under the Securities Act.

RHM Foodbrands+ Ltd

Bondholder Investment Report

Results for the Third Quarter to 29th January 2005

Results for the third quarter showed continuing progress and are in line with management's expectations. Operating profit was up 8.7% against a strong comparable quarter last year, with year to date operating profit up 24.0%.

Q3 Highlights:

- Sales up 2.5% to £330m, reflecting strong Milling and Bread and Grocery performance
- EBITDA, up 5.9% to £44.8m
- Operating profit (prior to exceptional items and goodwill amortisation) up 8.7% to £34.8m
- Operating margin up by 0.6 percentage points to 10.5%, driven by price increases and procurement savings
- Financial performance covenants exceeded: FCDSCR 2.44, DSCR 2.78

Commenting on the results, Ian McMahon, Group Chief Executive, said:

"The Q3 results demonstrate continued progress against a strong comparative period last year, reflecting successful Christmas trading and continued margin improvement.

"We expect market conditions to remain challenging and this, together with increased advertising spend, is expected to result in Q4 operating profits a little below those of last year. Nevertheless, we remain firmly on track to deliver strong profit improvement for the year as a whole in line with our plans, whilst continuing to build a platform for strong future growth."

14 March 2005

Enquiries:

RHM Limited	
Andrew Allner – Group Finance Director	01628 478 484
Jonathan Clarke – Director of Group Treasury	01628 478 484
Financial Dynamics	020 7269 7291
Richard Mountain/ Sally Lewis	

Overview

The third quarter saw continued encouraging progress as our actions to improve operational performance yielded results in line with our plans.

Operating profit was £34.8m, up 8.7% (9 months to 29th Jan 2005: £79.7m, +24%), against a strong Q3 last year. We saw continued sales and profit improvement, continuing the momentum established in recent quarters.

We made further good progress in the strategic and operational development of our business, including:

- trading successfully during the Christmas period in difficult market conditions
- continuing to deliver margin improvement through price increases and efficiency gains, which more than offset input cost inflation
- building momentum in driving group procurement initiatives and generating savings in line with target
- progressing the execution of the rationalisation programme at our Cakes business, including the re-launch of Mr Kipling in January

Financial and Operational Review

Financial

Q3 Sales were up 2.5% at £330m (9 months: £932m, +2.5%), compared to the same period last year. This increase reflected strong Milling and Bread and Grocery Brands performance. All segments of our business except Cakes showed top line growth for the period.

EBITDA for Q3 improved 5.9% to £44.8m, (9 months: £109.7m, +13.4%) with benefits from group procurement savings, other cost reduction measures and improved mix.

Operating profit (prior to exceptional items and goodwill amortisation) for Q3 improved 8.7% to £34.8m (9 months: £79.7m, +24%), primarily driven by a strong performance in Milling and Bread. Operating profit margin improved from 9.9% to 10.5%.

Net operating exceptional items in the period (principally restructuring) amounted to a cost of £1.3m, compared to £2.1m in the comparable period.

Capital expenditure in the quarter was £10.6m, compared to £6.0m for the same period last year, reflecting the previously announced investment in Manor.

We remained well within the facilities available during the period and the closing cash balance was £44.4m compared to £6.2m at the comparable date last year. There were no Working Capital Facility drawdowns in the period.

Net working capital decreased from £54.2m at January 2004 to £40.9m at January 2005. Free cash flow (prior to financing) was an inflow of £24.3m for the 9 months vs. an outflow of £54.4m in the comparable period. This reflects the £74m gift from Food Solutions made in August 2004.

Covenant performance improved compared to previous quarters with Debt Service coverage of 2.78 (min 1.25x) and Free Cash Flow to Debt Service of 2.44 (min 1.1x).

Subsequent to the quarter end, notice was given to redeem £16.875m of B1 notes and £5m of A2 notes in February 2005. The B1 notes redemption was funded by a further gift of £20m from Food Solutions, and the A2 notes redemption from the sale of Eastleigh Bakery to a non-Foodbrand+ RHM company.

Operational

Milling and Bread

Sales for the quarter of £171m were ahead of last year by 2.5% (9 months: £504m, +3.7%). This performance was largely driven by branded bread growth, particularly Granary.

Q3 operating profit increased from £9.8m in the same period last year to £14.3m (9 months: £34.9m, up from £23.8m). Key factors affecting this were favourable product mix and procurement savings, which more than offset increased fuel costs.

European Frozen Bakery

The European frozen bakery market remains competitive in the UK, while our French business continues to perform strongly.

Q3 Sales of £35m were up 4.7%, due to the strong performance in France offsetting lost contracts in the UK as a result of customer consolidation. Operating profit was down from £1.6m to £0.6m in the period due to lost UK business, partially replaced with new lower margin contracts. 9 month period operating profit was £3.4m compared to £3.9m in the comparable period.

Cake

The Cakes business continues with its major investment and rationalisation plan to bring about a significant improvement in performance.

Key actions undertaken in the period included:

- relaunching Mr Kipling cakes with a range of new products introduced at the end of the quarter
- repositioning our leading brands, including price increases and promotional activity
- progressing plans for the Eastleigh factory closure and Moreton factory rationalisation

Against this background, sales at £65m, were down 2.8% compared to the same period last year (9 months: £171.3m, down 1.2%). A relatively late Christmas buy-in of stock led to a reduction of sales of non-seasonal branded products.

Operating profit was £4.6m, down from £5.6m in the same period last year. The lower profit in the quarter was due to a £1.4m increase in advertising. For the 9 month period, operating profit at £6.3m was up from £3.4m in the same period last year.

Grocery

Sales at £63m were 6.6% above the same period last year (9 months: £167.7m, up 1.8%). Branded product growth was particularly strong, driven primarily by Sharwood's and Bisto, partially offset by our withdrawal of certain lower margin own label business.

Operating profit at £15.3m was up 2% after higher promotional spend and advertising costs. For the 9 month period operating profit was £35.1m, up 5.7% reflecting the strong Sharwood's and Bisto brand performance.

Outlook

We expect market conditions to remain challenging and this, together with increased advertising spend, is expected to result in Q4 operating profits a little below those of last year. Nevertheless, we remain firmly on track to deliver strong profit improvement for the year as a whole in line with our plans, whilst continuing to build a platform for strong future growth.

RHM Foodbrands+ Ltd

Bondholder Investor Report - Results for the nine months to 29 January 2005

1. Financial Highlights

£ million	Quarter to 29/01/05	Quarter to 31/01/04	Changes %	9 months to 29/01/05	9 months to 31/01/04	Changes %
SALES						
Milling & Bread	170.9	166.8	2.5%	504.1	486.1	3.7%
European Frozen Bakery	35.3	33.7	4.7%	102.9	99.9	3.0%
Cake	65.4	67.3	(2.8%)	171.3	173.3	(1.2%)
Grocery	63.3	59.4	6.6%	167.7	164.8	1.8%
Inter-Segmental Elimination	(4.7)	(5.2)	(9.6%)	(14.2)	(15.4)	(7.8%)
Total	330.2	322.0	2.5%	931.8	908.7	2.5%
EBITDA	44.8	42.3	5.9%	109.7	96.7	13.4%
EBITDA Margin %	13.6%	13.1%	3.3%	11.8%	10.6%	10.6%
Operating Profit (before operating exceptional items/ goodwill)						
Milling & Bread	14.3	9.8	45.9%	34.9	23.8	46.6%
European Frozen Bakery	0.6	1.6	(61.9%)	3.4	3.9	(12.8%)
Cake	4.6	5.6	(18.0%)	6.3	3.4	85.3%
Grocery	15.3	15.0	2.0%	35.1	33.2	5.7%
Total	34.8	32.0	8.7%	79.7	64.3	24.0%
Operating Profit Margin % (before operating exceptional items/ goodwill)						
Milling & Bread	8.4%	5.9%	2.5%	6.9%	4.9%	2.0%
European Frozen Bakery	1.7%	4.7%	(3.0%)	3.3%	3.9%	(0.6%)
Cake	7.0%	8.3%	(1.3%)	3.7%	2.0%	1.7%
Grocery	24.2%	25.3%	(1.1%)	20.9%	20.1%	0.8%
Total	10.5%	9.9%	0.6%	8.6%	7.1%	1.5%
Other Information						
Net operating exceptional income/(costs)	(1.3)	(2.1)		53.0	(6.5)	
Goodwill amortisation	0.2	0.2		0.7	0.8	
Net interest Expense	12.4	15.4		41.8	46.6	
Capital Expenditure	10.6	6.0		24.2	18.6	
Cash (gross)				44.4	6.2	
Total Debt (inc W.Cap drawdown)				493.1	602.1	
Net Debt/(Funds)				(335.7)	(190.8)	
Net Working Capital				40.9	54.2	
Covenants						
FCFDSCR (min 1.2)				2.44	1.34	
DSCR (min 1.35)				2.78	1.55	

COMBINED PROFIT AND LOSS ACCOUNT FOR THE NINE MONTHS ENDED 29 JANUARY 2005

	Note	29 January 2005 £m	31 January 2004 £m
Turnover			
Continuing operations	2	931.8	908.7
Cost of sales		(585.7)	(594.2)
Gross profit		346.1	314.5
Distribution costs		(208.6)	(190.4)
Administrative expenses		(58.5)	(60.6)
Operating Exceptional items		53.0	(6.5)
Operating profit	2,3	132.0	57.0
Profit/(loss) on disposal of fixed assets		5.0	(1.5)
Loss on sale of subsidiary		-	1.7
		137.0	57.2
Interest receivable and similar income		1.0	0.5
Interest payable and similar charges		(42.8)	(47.1)
Profit on ordinary activities before taxation		95.2	10.6
Tax on profit on ordinary activities		(4.7)	(3.5)
Retained profit for the period		90.5	7.1

COMBINED CASH FLOW STATEMENT FOR THE NINE MONTHS ENDED 29 JANUARY 2005

	Note	29 January 2005 £m	31 January 2004 £m
Cash flow from operating activities	4	76.4	(8.5)
Returns on investment and servicing of finance	5	(30.2)	(31.5)
Taxation	5	(4.6)	(0.1)
Capital expenditure and financial investment	5	(17.4)	(15.0)
Acquisitions and disposals	5	0.1	0.7
Cash flow before use of liquid resources and financing		24.3	(54.4)
Financing	5	(86.3)	(2.4)
Change in cash in the period		(62.0)	(56.8)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS FOR THE NINE MONTHS ENDED 29 JANUARY 2005

	Note	29 January 2005 £m	31 January 2004 £m
Movement in cash in the period		(62.0)	(56.8)
Cash flow from change in debt and lease finance		86.3	2.4
Change in net funds resulting from cash flows		24.3	(54.4)
Adjustment for debt issuance costs		(1.9)	(0.9)
New finance leases		(0.1)	(2.0)
Movement in net funds in the period		22.3	(57.3)
Opening net funds	6	313.4	248.1
Closing net funds	6	335.7	190.8

COMBINED BALANCE SHEET AS AT 29 JANUARY 2005

	29 January 2005 £m	31 January 2004 £m
Fixed assets		
Intangible fixed assets	16.6	20.9
Tangible fixed assets	288.5	313.4
Investments	0.4	0.4
	305.5	334.7
Current assets		
Stock	58.7	63.7
Debtors	195.4	237.6
Debtors: amounts due to related parties falling due after more than one year	800.2	800.2
Cash	44.4	6.2
	1,098.7	1,107.7
Creditors: amounts falling due within one year	(234.8)	(304.1)
Net current assets	863.9	803.6
Total assets less current liabilities	1,169.4	1,138.3
Creditors: amounts falling due after more than one year	(504.8)	(589.2)
Provisions for liabilities and charges		
Deferred taxation	(27.0)	(30.1)
Other provisions	(18.7)	(6.6)
Net assets	618.9	512.4
Capital and reserves		
Equity shareholders' funds	618.9	512.4

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS FOR THE NINE MONTHS ENDED 29 JANUARY 2005

	29 January 2005 £m	31 January 2004 £m
Profit for the financial period	90.5	7.1
Currency translation differences on foreign currency net investments	0.3	(0.4)
Net increase in funds	90.8	6.7
Opening shareholders' funds	528.1	505.7
Closing shareholders' funds	618.9	512.4

STATEMENT OF CAPITALISATION AND INDEBTEDNESS AS AT 29 JANUARY 2005

	29 January 2005 £m	31 January 2004 £m
Capital and reserves		
Allotted, called-up and fully paid share capital	0.1	0.1
Share premium account	537.7	537.7
	537.8	537.8
Combined borrowings		
Due within one year		
Secured		
Finance leases	0.5	0.6
Loan notes	19.1	25.3
Working capital facility drawdown	-	10.0
Unsecured		
Bank loans	-	0.1
Other loans	0.2	0.2
Due after one year		
Secured		
Finance leases	2.2	2.7
Loan notes	470.5	562.6
Unsecured		
Other loans	0.6	0.6
Total Third Party Debt	493.1	602.1
Amount due to related parties	22.7	22.7
Less: Unamortised debt issuance costs	(6.9)	(9.2)
Amounts due from related parties	(800.2)	(800.2)
Cash	(44.4)	(6.2)
Net Funds	(335.7)	(190.8)

NOTES TO THE FINANCIAL STATEMENTS

1. PRINCIPAL ACCOUNTING POLICIES

Basis of compilation

The accounts have been prepared by aggregating (without material adjustment other than the elimination of intra-group investments and significant intra-divisional transactions and balances within the group) the information contained in the financial reporting packages of the companies within the RHM Foodbrands+ group for the period ending on 29 January 2005.

The group has adopted new accounting policies from 2 May 2004. The comparatives for the period ended 31 January 2004 have been restated to reflect these new policies. The impact of the restatement on the prior period was a reduction in turnover of £26.0m, a reduction in cost of sales of £27.9m, an increase in distribution costs of £18.7m and a reduction in administrative expenses of £16.8m. There has been no impact on profit as a result of this restatement.

Basis of accounting

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain assets, and in accordance with applicable accounting standards.

Accounting period

The accounts are for the 39 weeks ended 29 January 2005. The comparative information presented is for the 39 weeks ended 31 January 2004.

Associated undertakings

Associated undertakings are those in which the group has a participating interest and over which it exerts significant influence. The group's share of the results of associated undertakings is included in the consolidated Profit and Loss Account and its interest in their net assets is included in investments in the consolidated Balance Sheet under the equity method of accounting.

Turnover

The turnover represents the invoiced value of goods despatched or services rendered to third parties, net of overrider and other sales related discounts and sales related taxes.

Goodwill

Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is capitalised. Amortisation is charged so as to write off the cost of goodwill over periods not exceeding 20 years, in line with the directors' view of their useful economic lives.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Fixed assets & depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation. Depreciation is calculated so as to write off the cost or valuation of an asset, less its estimated residual value, on a straight line basis over the useful economic life of that asset as follows:

Computer equipment	Three to seven years
Motor vehicles	Two to six years
Plant and machinery	Two to twenty years
Fixtures and fittings	Two to fifteen years
Short leasehold land and buildings	Length of lease
Freehold and long leasehold land and buildings	Ten to fifty years

Freehold land is not depreciated. Interest on borrowings for fixed assets is not capitalised and is taken to the Profit and Loss Account.

Revaluation of properties

The group has taken advantage of the transitional provisions of FRS 15 'Tangible Fixed Assets' and retained the book amounts of certain freehold properties which were revalued prior to the implementation of that standard. The properties were revalued in 1978 and 1980 and the valuations have not subsequently been updated.

Stocks and work in progress

Stocks are stated at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items. Cost includes an appropriate proportion of production overheads.

Work in progress is stated on the basis of direct costs plus attributable overheads based on a normal level of activity. Provision is made for any foreseeable losses where appropriate. No element of profit is included in the valuation of work in progress.

Finance lease agreements

Where the group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated in accordance with the above depreciation policies. Future instalments under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the Profit and Loss Account on a straight line basis, and the capital element which reduces the outstanding obligation for future instalments.

Operating lease agreements

Rentals applicable to operating leases, where substantially all of the risks and rewards of ownership remain with the lessor, are charged against profits on a straight line basis over the period of the lease.

1. **PRINCIPAL ACCOUNTING POLICIES (continued)**

Taxation

The tax charge is based upon the result of the period and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes.

Provision is made for deferred taxation using the full provision approach and is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is in any case not recognised.

Deferred tax is not recognised on unremitted earnings of overseas subsidiaries, associates or joint ventures unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date.

Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is deemed more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Foreign currencies

Transactions in foreign currency are translated into sterling at the rates of exchange ruling at date of the transaction. Exchange differences (on transactions) are taken to the Profit and Loss Account.

The results of subsidiary undertakings are translated at the average rate for the period. The assets and liabilities of such undertakings are translated at the period end exchange rates. Any resulting differences are taken to reserves and reported in the Statement of Total Recognised Gains and Losses.

Research and development

Expenditure on research and development is written off in the period in which it is incurred.

Government grants

Government grants relating to tangible fixed assets are treated as deferred income and credited to the Profit and Loss Account in equal instalments over the anticipated lives of the assets to which the grants relate. Other grants are credited to the Profit and Loss Account when they are received.

Pension costs

The RHM Foodbrands+ Limited group is a member of the defined benefit scheme operated by RHM Group One Limited. RHM Group One Limited recognises the service cost, interest expense and net deficit on the pension scheme in accordance with FRS17. However, it is not possible for the RHM Foodbrands+ Limited group to identify separately its share of these FRS 17 items. The pension charge reflects the employer's cash contribution rate incurred by each subsidiary, which may be varied in the future as a result of the overall surplus or deficit of the RHM Group One Ltd scheme.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Treasury policies and management

The financing and liquidity of the group is managed centrally. The group's treasury policies seek to ensure that adequate financial resources are available for the development of the group's businesses, whilst managing currency, key commodity and interest rate risks.

Derivatives and financial instruments

The group uses derivative financial instruments to manage its exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates. Derivative instruments used by the group include interest rate swaps, forward currency contracts and forward purchase agreements. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract. Forward currency contracts and forward purchase agreements are accounted for as hedges, with the instruments' impact on profit deferred until the underlying transaction is recognised in the Profit and Loss Account.

Financial risk management

Treasury systems have been implemented to ensure compliance with the group's financing arrangements. Liquidity risk is managed by a combination of medium and short term cash forecasting processes, in order to monitor and ensure that the group is able to operate within the credit facilities available.

Issue costs

Issue costs incurred directly in connection with the issue of debt are capitalised in the balance sheet, reducing the initial carrying value of debt. These costs are released to the Profit and Loss Account over the term of the debt at a constant rate on the carrying amount.

2. SEGMENTAL ANALYSIS

Turnover and operating profit

	Turnover		Operating profit	
	29 January 2005 £m	31 January 2004 £m	29 January 2005 £m	31 January 2004 £m
By activity (third party sales only)				
Milling & Bread	494.9	476.9	30.8	17.8
European Frozen Bakery	102.9	99.9	3.1	3.6
Cakes	166.6	168.0	(9.3)	2.7
Branded Grocery	167.4	163.9	33.4	32.9
Gift	-	-	74.0	-
Total	931.8	908.7	132.0	57.0
By geographical origin				
United Kingdom	833.1	805.7	126.3	52.9
Rest of Europe	98.7	103.0	5.7	4.1
	931.8	908.7	132.0	57.0

Operating net assets

	29 January 2005 £m	31 January 2004 £m
By activity		
Milling & Bread	189.8	201.9
European Frozen Bakery	35.1	40.1
Cakes	58.1	69.6
Branded Grocery	46.4	56.0
Total	329.4	367.6
By geographical origin		
United Kingdom	313.7	348.2
Rest of Europe	15.7	19.4
	329.4	367.6
Operating net assets comprise :		
Tangible fixed assets	288.5	313.4
Stock	58.7	63.7
Debtors	195.4	240.3
Creditors: amounts falling due within one year	(193.7)	(242.3)
Creditors: amounts falling due after more than one year	(0.8)	(0.9)
Provisions	(18.7)	(6.6)
	329.4	367.6

2. SEGMENTAL ANALYSIS (continued)

Debtors exclude amounts owing by related parties falling due after more than one year. Creditors exclude loans and overdrafts, obligations under finance leases, accrued interest, amounts due to related parties falling due after more than one year and corporation tax.

The group's business segments are as follows:

Milling and bread – comprises the activities associated with milling a range of flours and specialist baking ingredients for use in the manufacture and supply of a wide range of branded and unbranded wrapped bread and morning goods, such as rolls, muffins, scones and pancakes to the food retail industry. Some flour is also sold to bakers and food processors as pre-packaged flour, suet and home baking products for consumers. The segment also includes food technology services.

European Frozen Bakery – producer of specialist premium quality breads and patisserie products in part-baked frozen form, for sale to retailers with in-store baking facilities.

Cakes – manufacture of a wide range of branded and unbranded pre-packaged cakes and sweet products, for supply to the food retail industry.

Branded Grocery – the manufacture and distribution to retailers in the UK and Ireland of a range of leading branded consumer grocery products in the gravymaker, stuffings mix, salt, Asian Cuisine, jam preserves and marmalade sectors.

3. OPERATING PROFIT

Operating profit is stated after charging/(crediting):

	29 January 2005 *£m*	31 January 2004 £m
Amortisation of goodwill	*0.7*	*0.8*
Depreciation		
- Owned assets	*29.7*	*31.5*
- Finance leases	*0.6*	*0.9*
Operating exceptional items		
- Asset write down	-	*0.8*
- Rationalisation and redundancy	*18.3*	*5.7*
- Gift from related party	*(74.0)*	-
- Other	*2.7*	-

4. RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	29 January 2005 £m	31 January 2004 £m
Operating profit	132.0	57.0
Depreciation charges	30.3	33.2
(Profit)/Loss on disposal of fixed assets	(0.2)	0.2
Amortisation charges	0.7	0.8
Increase in stocks	(0.5)	(6.7)
Increase in debtors	(43.2)	(71.1)
Decrease in creditors	(50.5)	(17.9)
Increase/(Decrease) in provisions	7.8	(4.0)
Net cash flow from operating activities	76.4	(8.5)

5. ANALYSIS OF CASH FLOW FOR HEADINGS NETTED IN THE COMBINED CASH FLOW STATEMENT

	29 January 2005 £m	31 January 2004 £m
Returns on investments and servicing of finance		
Interest received	1.0	0.5
Interest paid	(31.2)	(32.0)
	(30.2)	(31.5)
Taxation		
Tax paid	(6.8)	(2.9)
Tax received	2.2	2.8
	(4.6)	(0.1)
Capital expenditure and financial investment		
Purchase of fixed assets	(24.2)	(18.6)
Sale of fixed assets	6.8	3.6
	(17.4)	(15.0)
Acquisitions and disposals		
Sale of subsidiary undertaking	0.1	0.3
Net overdraft disposed of with subsidiary	-	0.4
	0.1	0.7
Financing		
Debt due within one year		
(Decrease)/increase in short term borrowings	(0.1)	10.0
Repayment of secured loan	(85.8)	(12.4)
Capital element of finance leases	(0.4)	(0.2)
Debt due after one year		
Increase in long term borrowing	-	0.2
	(86.3)	(2.4)

6. ANALYSIS OF NET FUNDS

	1 May 2004 £m	Cash flow £m	Capitalised debt issuance costs £m	Other £m	29 January 2005 £m
Cash at bank	106.4	(62.0)			44.4
Debt due after one year	(521.4)			56.3	(465.1)
Amount owing by related parties	800.2				800.2
Amount owing to related parties	(22.7)				(22.7)
Debt due within one year	(46.0)	85.9	(1.9)	(56.3)	(18.3)
Finance leases	(3.1)	0.4		(0.1)	(2.8)
	313.4	24.3	(1.9)	(0.1)	335.7

3.3

RHM

RHM Foodbrands+ Ltd

Bondholder Investment Report

Results for the Second Quarter to 30th October 2004

Results for the second quarter showed continuing progress and are in line with management's expectations. Operating profit was up 37.3%, with year to date operating profit up 39%, against a weak comparable period.

Q2 Highlights:

- Sales were £311.6m, up 2.1%, with all segments showing growth
- Sales increase reflected higher bread prices, offset by a reduction in promotion led activity
- EBITDA of £39.9m, up 20.5%
- Operating profit (prior to exceptional items and goodwill amortisation) of £30.2m, up 37.3%, with improved performance driven by Bread and Milling and Cake
- Margin of 9.7%, an improvement of 2.5 percentage points on the comparable period
- Financial performance covenants exceeded: FCDSCR 1.85 – DSCR 2.66
- £74m gifted from Food Solutions to Foodbrands+, £73m bonds repaid, significantly increasing covenant headroom and financial flexibility

Commenting on the results, Ian McMahon, Group Chief Executive, said:

"The Q2 results demonstrate continued delivery against our plans and show significant improvement across all our businesses. We continue to make good headway in the strategic and operational development of our business and are confident of ongoing progress as the year advances."

Enquiries:

RHM Limited

Andrew Allner – Group Finance Director	01628 478 484
Jonathan Clarke – Director of Group Treasury	01628 478 484

Financial Dynamics

Richard Mountain/ Sally Lewis	0207 831 3113

Overview

The second quarter saw continued encouraging progress as our actions to improve operational performance yielded results in line with our plans.

Operating profit was £30.2m, up 37.3% (H1: £44.9m, +39%) against the weak corresponding period last year. We saw continued sales and profit improvement built on the momentum established in recent quarters.

We made further good progress in the strategic and operational development of our business, including:

- continuing margin improvement through price increases and efficiency gains, which offset input cost inflation
- building momentum in driving group procurement initiatives and delivering savings in line with target
- relaunching the Cadbury and Sharwood's brands including new products
- progressing the execution of the rationalisation programme at our Cakes business
- completing the refinancing of Food Solutions and the consequent gifting of £74m cash to Foodbrands+, facilitating repayment of £73m bonds
- further strengthening of our management team with a number of new senior appointments

We are confident of ongoing progress as the year advances, though comparisons will be against a much stronger comparable period.

Financial and Operational Review

Financial

Q2 Sales were up 2.1% at £311.6m (H1: £601.6m, +2.5%), compared to the same period last year. This increase reflected higher bread prices, offset by a planned reduction in less profitable promotion led activity and private label business. All segments of our business showed top line growth for the period.

EBITDA for Q2 improved 20.5% to £39.9m (H1: £64.9m, +19.3%) with benefits from group procurement savings, other cost reduction measures and improved mix.

Operating profit (prior to exceptional items and goodwill amortisation) for Q2 improved 37.3% to £30.2m (H1: £44.9m, +39%) with improvement in all segments in the first half year. Operating profit margin improved from 7.2% to 9.7%.

Net operating exceptional items in the period amounted to a credit of £68.4m compared to a cost of £1.5m in the comparable period. This reflected the £74m gifted from Food Solutions, offset by Cake restructuring costs, redundancy and other costs within Bread and Milling.

Capital expenditure in the quarter was £6.3m, compared to £4.1m for the same period last year. This was partly offset by proceeds from the sale of properties of £0.3m, £3.2m last year. We continue to review further opportunities to dispose of surplus properties.

As noted in the last report, the refinancing of Food Solutions was completed in August and the following table shows the sources and uses of funds in August.

Sources	***£'m***	***Uses***	***£'m***
Gift from Food Solutions	74	Repayment A2 notes	48
Proceeds from Cambridge Mill / Ayr disposal	23	Repayment B2 notes	25
Other property disposals	6	Swap close out costs	1
		Working capital purposes	29
	103		**103**

We remained well within the facilities available during the period and the closing cash balance was £26.6m compared to £16.2m at the comparable date last year. There were no Working Capital Facility drawdowns in the period.

Net working capital increased from £1m at October 2003 to £27m at October 2004 principally due to realignment of trading terms with a major multiple.

Free cash flow (prior to financing) was an inflow of £6.4m in the first half vs. an outflow of £34.5m in the comparable period. This was due to the gift from Food Solutions, partially offset by the increase in working capital.

Covenant performance improved compared to previous quarters with Debt Service coverage of 2.66x (min 1.25x) and Free Cash Flow to Debt Service at 1.85x (min 1.1x).

Operational

Milling and Bread

Bread volumes across the branded market remained soft during Q2. Despite this background Hovis continued to hold share.

Sales for the quarter of £167m were ahead of last year by 1.5% (H1: £333.2m, +4.4%). This performance was largely due to increased bread prices, required to recover higher raw material input costs, most notably wheat.

Q2 Operating profit increased from £8.6m in the same period last year to £12.3m (H1: £20.6m, up from £14m). Key factors affecting this were procurement savings, rationalisation benefits and other cost reduction measures, and price increases to offset input cost inflation.

European Frozen Bakery

The European Frozen Bakery market remains very competitive. Our focus has been on securing higher margin business and implementing cost savings to improve profitability.

Q2 sales were £34.3m, up 5.9% (H1: £66.2m, +2.1%) on the same period last year. However, operating profit was flat versus last year at £1.2m (increase 21.7% to £2.8m in the first half), due to margin pressure from customers offsetting volume growth.

Cake

The results of our Cake business continued to reflect our major investment and rationalisation plan to bring about a significant improvement in performance.

Key actions undertaken in the period included:

- relaunching Cadbury cakes with new products
- repositioning our leading brands, including price increases and promotional activity
- progressing plans for Eastleigh factory closure and Moreton factory rationalisation

Against this background sales, at £54.9m, were up 1.9% (H1: £105.9m, 0%) compared to the same period last year. This performance was driven by strong Mr Kipling and Cadbury branded performance in the quarter.

Operating profit was £2.9m, compared to a loss of £0.6m in the same period last year. This improved performance in the second quarter was driven by branded sales growth and procurement savings.

Our plans are on track and we are confident of significantly improved results in the future.

Grocery

The markets in which we compete are seasonal with higher sales as we move into the autumn and winter periods, which are more suited to our products.

Sales at £60.5m were 0.7% above the same period last year (H1: £104.4m, 0.9% down). Within this our core branded product growth was driven by Sharwood's and Bisto, partially offset by the loss of lower margin own label business and lower promotional spend.

Operating profit at £13.8m was up 7.8% (H1: £19.8m, +8.8%), reflecting improved mix and cost reduction actions.

RHM Foodbrands+ Ltd

Bondholder Investor Report - Results for Half Year to 30 October 2004

1. Financial Highlights

£ million	Quarter to 30/10/04	Quarter to 01/11/2003	Changes %	Half Yr to 30/10/04	Half Yr to 01/11/2003	Changes %	Q1 2004/05	Q1 2003/04 (restated)
SALES								
Milling & Bread	167.0	164.6	1.5%	333.2	319.3	4.4%	166.2	154.7
European Frozen Bakery	34.3	32.4	5.9%	67.6	66.2	2.1%	33.3	33.8
Cake	54.9	53.9	1.9%	105.9	106.0	(0.1%)	51.0	52.1
Grocery	60.5	60.1	0.7%	104.4	105.4	(0.9%)	43.9	45.3
Inter-Segmental Elimination	(5.1)	(5.7)	(10.5%)	(9.5)	(10.2)	(6.9%)	(4.4)	(4.5)
Total	311.6	305.3	2.1%	601.6	586.7	2.5%	290.0	281.4
EBITDA	39.9	33.1	20.5%	64.9	54.4	19.3%	25.0	21.3
EBITDA Margin %	12.8%	10.8%	18.1%	10.8%	9.3%	16.3%	8.6%	7.6%
Operating Profit (before operating exceptional items/ goodwill)								
Milling & Bread	12.3	8.6	43.0%	20.6	14.0	47.1%	8.3	5.4
European Frozen Bakery	1.2	1.2	0.8%	2.8	2.3	21.7%	1.6	1.1
Cake	2.9	(0.6)	n/a	1.7	(2.2)	n/a	(1.2)	(1.6)
Grocery	13.8	12.8	7.8%	19.8	18.2	8.8%	6.0	5.4

Total	30.2	22.0	37.3%	44.9	32.3	39.0%	14.7	10.3
Operating Profit Margin % (before operating exceptional items/ goodwill)								
Milling & Bread	7.4%	5.2%	2.1%	6.2%	4.4%	1.8%	5.0%	3.5%
European Frozen Bakery	3.5%	3.7%	(0.2%)	4.1%	3.5%	0.7%	4.8%	3.3%
Cake	5.3%	(1.1%)	6.4%	1.6%	(2.1%)	3.7%	(2.4%)	(3.1%)
Grocery	22.8%	21.3%	1.5%	19.0%	17.3%	1.7%	13.7%	11.9%
Total	9.7%	7.2%	2.5%	7.5%	5.5%	2.0%	5.1%	3.7%
Other Information								
Net operating exceptional income/(costs)	68.4	(1.5)		54.3	(4.4)		-14.1	-2.9
Goodwill amortisation	0.3	0.3		0.5	0.6		0.2	0.3
Net interest Expense	14.6	15.7		29.4	31.2		14.8	15.5
Capital Expenditure	6.3	4.1		13.6	12.6		7.3	8.5
Cash (gross)				26.6	16.2			
Total Debt (inc W.Cap drawdown)				493.3	592.3			
Net Debt/(Funds)				(318.0)	(210.9)			
Net Working Capital				27.1	1.2			
Covenants								
FCFDSCR (min 1.2)				1.85	1.30			
DSCR (min 1.35)				2.66	1.42			

COMBINED PROFIT AND LOSS ACCOUNT FOR THE HALF YEAR ENDED 30 OCTOBER 2004

	Note	30 October 2004 £m	1 November 2003 As restated £m
Turnover			
Continuing operations	2	601.6	586.7
Cost of sales		(382.4)	(393.7)
Gross profit		219.2	193.0
Distribution costs		(135.7)	(114.4)
Administrative expenses		(39.1)	(46.8)
Operating exceptional items		54.3	(4.4)
Operating profit	2,3	98.7	27.4
Profit on disposal of fixed assets		5.8	(1.5)
Loss on sale of subsidiary		-	1.7
		104.5	27.6
Interest receivable and similar income		0.9	0.4
Interest payable and similar charges		(30.3)	(31.6)
Profit/(loss) on ordinary activities before taxation		75.1	(3.6)
Tax on profit/(loss) on ordinary activities		(1.5)	(0.6)
Retained profit/(loss) for the period		73.6	(4.2)

COMBINED CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 30 OCTOBER 2004

	Note	30 October 2004 £m	1 November 2003 £m
Cash flow from operating activities	4	46.9	4.6
Returns on investment and servicing of finance	5	(29.7)	(30.6)
Taxation	5	(4.1)	0.4
Capital expenditure and financial investment	5	(6.8)	(9.2)
Acquisitions and disposals	5	0.1	0.3
Cash flow before use of liquid resources and financing		6.4	(34.5)
Financing	5	(86.2)	(12.3)
Change in cash in the period		(79.8)	(46.8)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS FOR THE HALF YEAR ENDED 30 OCTOBER 2004

	Note	30 October 2004 £m	1 November 2003 £m
Movement in cash in the period		(79.8)	(46.8)
Cash flow from change in debt and lease finance		86.2	12.3
Change in net funds resulting from cash flows		6.4	(34.5)
Adjustment for debt issuance costs		(1.7)	(0.7)
New finance leases		(0.1)	(2.0)
Movement in net funds in the period		4.6	(37.2)
Opening net funds	6	313.4	248.1
Closing net funds	6	318.0	210.9

COMBINED BALANCE SHEET AS AT 30 OCTOBER 2004

	30 October 2004 £m	1 November 2003 As restated £m
Fixed assets		
Intangible fixed assets	16.9	21.2
Tangible fixed assets	288.8	317.3
Investments	0.4	0.4
	306.1	338.9
Current assets		
Stock	66.2	67.7
Debtors: amounts falling due within one year	202.5	196.2
Debtors: amounts due after more than one year	801.1	801.4
Cash	26.6	16.2
	1,096.4	1,081.5
Creditors: amounts falling due within one year	(252.0)	(292.6)
Net current assets	844.4	788.9
Total assets less current liabilities	1,150.5	1,127.8
Creditors: amounts falling due after more than one year	(500.8)	(589.2)
Provisions for liabilities and charges		
Deferred taxation	(28.0)	(30.1)
Other provisions	(19.4)	(7.3)
Net assets	602.3	501.2
Capital and reserves		
Equity shareholders' funds	602.3	501.2

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS FOR THE HALF YEAR ENDED 30 OCTOBER 2004

	30 October 2004 £m	1 November 2003 £m
Profit/(loss) for the financial period	73.6	(4.2)
Currency translation differences on foreign currency net investments	0.6	(0.3)
Net increase/(decrease) in funds	74.2	(4.5)
Opening shareholders' funds	528.1	505.7
Closing shareholders' funds	602.3	501.2

STATEMENT OF CAPITALISATION AND INDEBTEDNESS AS AT 30 OCTOBER 2004

	30 October 2004 £m	1 November 2003 £m
Capital and reserves		
Allotted, called-up and fully paid share capital	0.1	0.1
Share premium account	537.7	537.7
	537.8	537.8
Combined borrowings		
Due within one year		
Secured		
Finance leases	0.6	0.6
Loan notes	18.8	25.3
Unsecured		
Bank loans	-	0.1
Other loans	0.2	0.2
Due after one year		
Secured		
Finance leases	2.4	2.8
Loan notes	470.8	562.6
Unsecured		
Other loans	0.5	0.7
Total third party debt	493.3	592.3
Amount due to related parties	22.7	22.7
Less: Unamortised debt issuance costs	(7.2)	(9.5)
Amounts due from related parties	(800.2)	(800.2)
Cash	(26.6)	(16.2)
Net funds	(318.0)	(210.9)

NOTES TO THE FINANCIAL STATEMENTS

1. PRINCIPAL ACCOUNTING POLICIES

Basis of compilation

The accounts have been prepared by aggregating (without material adjustment other than the elimination of intra-group investments and significant intra-divisional transactions and balances within the group) the information contained in the financial reporting packages of the companies within the RHM Foodbrands+ group for the period ending on 30 October 2004.

The group has adopted new accounting policies from 2 May 2004. The comparatives for the period ended 1 November 2003 have been restated to reflect these new policies. The impact of the restatement on the prior period was a reduction in turnover of £15.7m, a reduction in cost of sales of £10.2m, an increase in distribution costs of £2.9m and a reduction in administrative expenses of £8.4m. There has been no impact on profit as a result of this restatement.

Basis of accounting

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain assets, and in accordance with applicable accounting standards.

Accounting period

The accounts are for the 26 weeks ended 30 October 2004. The comparative information presented is for the 26 weeks ended 1 November 2003

Associated undertakings

Associated undertakings are those in which the group has a participating interest and over which it exerts significant influence. The group's share of the results of associated undertakings is included in the consolidated Profit and Loss Account and its interest in their net assets is included in investments in the consolidated Balance Sheet under the equity method of accounting.

Turnover

The turnover represents the invoiced value of goods despatched or services rendered to third parties, net of overrider and other sales related discounts and sales related taxes.

Goodwill

Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is capitalised. Amortisation is charged so as to write off the cost of goodwill over periods not exceeding 20 years, in line with the directors' view of their useful economic lives.

Fixed assets & depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation. Depreciation is calculated so as to write off the cost or valuation of an asset, less its estimated residual value, on a straight line basis over the useful economic life of that asset as follows:

Computer equipment	Three to seven years
Motor vehicles	Two to six years
Plant and machinery	Two to twenty years
Fixtures and fittings	Two to fifteen years
Short leasehold land and buildings	Length of lease
Freehold and long leasehold land and buildings	Ten to fifty years

Freehold land is not depreciated. Interest on borrowings for fixed assets is not capitalised and is taken to the Profit and Loss Account.

Revaluation of properties

The group has taken advantage of the transitional provisions of FRS 15 'Tangible Fixed Assets' and retained the book amounts of certain freehold properties which were revalued prior to the implementation of that standard. The properties were revalued in 1978 and 1980 and the valuations have not subsequently been updated.

Stocks and work in progress

Stocks are stated at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items. Cost includes an appropriate proportion of production overheads.

Work in progress is stated on the basis of direct costs plus attributable overheads based on a normal level of activity. Provision is made for any foreseeable losses where appropriate. No element of profit is included in the valuation of work in progress.

Finance lease agreements

Where the group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated in accordance with the above depreciation policies. Future instalments under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the Profit and Loss Account on a straight line basis, and the capital element which reduces the outstanding obligation for future instalments.

Operating lease agreements

Rentals applicable to operating leases, where substantially all of the risks and rewards of ownership remain with the lessor, are charged against profits on a straight line basis over the period of the lease.

Taxation

The tax charge is based upon the result of the period and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes.

Provision is made for deferred taxation using the full provision approach and is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is in any case not recognised.

Deferred tax is not recognised on unremitted earnings of overseas subsidiaries, associates or joint ventures unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date.

Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is deemed more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Foreign currencies

Transactions in foreign currency are translated into sterling at the rates of exchange ruling at date of the transaction. Exchange differences (on transactions) are taken to the Profit and Loss Account.

The results of subsidiary undertakings are translated at the average rate for the period. The assets and liabilities of such undertakings are translated at the period end exchange rates. Any resulting differences are taken to reserves and reported in the Statement of Total Recognised Gains and Losses.

Research and development

Expenditure on research and development is written off in the period in which it is incurred.

Government grants

Government grants relating to tangible fixed assets are treated as deferred income and credited to the Profit and Loss Account in equal instalments over the anticipated lives of the assets to which the grants relate. Other grants are credited to the Profit and Loss Account when they are received.

Pension costs

The RHM Foodbrands+ Limited group is a member of the defined benefit scheme operated by RHM Group One Limited. RHM Group One Limited has adopted FRS 17. However, it is not possible for the RHM Foodbrands+ Limited group to identify separately its share of the underlying assets and liabilities of the scheme. The pension charge reflects the employer's cash contribution rate incurred by each subsidiary, which may be varied in the future as a result of the overall surplus or deficit of the RHM Group One Ltd scheme.

Treasury policies and management

The financing and liquidity of the group is managed centrally. The group's treasury policies seek to ensure that adequate financial resources are available for the development of the group's businesses, whilst managing currency, key commodity and interest rate risks.

Derivatives and financial instruments

The group uses derivative financial instruments to manage its exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates. Derivative instruments used by the group include interest rate swaps, forward currency contracts and forward purchase agreements. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract. Forward currency contracts and forward purchase agreements are accounted for as hedges, with the instruments' impact on profit deferred until the underlying transaction is recognised in the Profit and Loss Account.

Financial risk management

Treasury systems have been implemented to ensure compliance with the group's financing arrangements. Liquidity risk is managed by a combination of medium and short term cash forecasting processes, in order to monitor and ensure that the group is able to operate within the credit facilities available.

Issue costs

Issue costs incurred directly in connection with the issue of debt are capitalised in the balance sheet, reducing the initial carrying value of debt. These costs are released to the Profit and Loss Account over the term of the debt at a constant rate on the carrying amount.

2. SEGMENTAL ANALYSIS

Turnover and operating profit

	Turnover		Operating profit	
	30 October 2004 £m	1 November 2003 As restated £m	30 October 2004 £m	1 November 2003 As restated £m
By activity (third party sales only)				
Milling & Bread	326.9	313.1	17.0	9.5
European Frozen Bakery	67.6	66.1	2.6	2.2
Cake	102.9	102.6	(13.6)	(2.2)
Grocery	104.2	104.9	18.7	17.9
Gift	-	-	74.0	-
Total	601.6	586.7	98.7	27.4
By geographical origin				
United Kingdom	538.5	520.1	95.3	25.1
Rest of Europe	63.1	66.6	3.4	2.3
	601.6	586.7	98.7	27.4

Operating net assets

	30 October 2004 £m	1 November 2003 £m
By activity		
Milling & Bread	185.0	163.8
European Frozen Bakery	36.6	38.4
Cake	47.4	63.3
Grocery	46.8	53.0
Total	315.8	318.5
By geographical origin		
United Kingdom	300.5	302.9
Rest of Europe	15.3	15.6
	315.8	318.5
Operating net assets comprise:		
Tangible fixed assets	288.7	317.3
Stock	66.2	67.7
Debtors	203.4	197.0
Creditors: amounts falling due within one year	(222.3)	(255.3)
Creditors: amounts falling due after more than one year	(0.9)	(0.9)
Provisions	(19.3)	(7.3)
	315.8	318.5

SEGMENTAL ANALYSIS (continued)

Debtors exclude amounts owing by related parties falling due after more than one year. Creditors exclude loans and overdrafts, obligations under finance leases, accrued interest, amounts due to related parties falling due after more than one year and corporation tax.

The group's business segments are as follows:

Milling – comprises the activities associated with milling a range of flours and specialist baking ingredients for use by bread bakers and food processors, pre-packaged flour, suet and home baking products for consumers, and food technology services.

Bread – manufacture and supply to the food retail industry a wide range of branded and unbranded wrapped bread and morning goods, such as rolls, muffins, scones and pancakes.

European Frozen Bakery – producer of specialist premium quality breads and patisserie products in part-baked frozen form, for sale to retailers with in-store baking facilities.

Cakes – manufacture of a wide range of branded and unbranded pre-packaged cakes and sweet products, for supply to the food retail industry.

Branded Grocery – the manufacture and distribution to retailers in the UK and Ireland of a range of leading branded consumer grocery products in the gravymaker, stuffings mix, salt, Asian Cuisine, jam preserves and marmalade sectors.

3. OPERATING PROFIT

Operating profit is stated after charging:

	30 October 2004 £m	1 November 2003 £m
Amortisation of goodwill	0.5	0.6
Depreciation		
- Owned assets	19.9	21.1
- Finance leases	0.4	0.6
Operating exceptional items		
- Asset write down	-	0.7
- Rationalisation and redundancy	(16.9)	3.7
- Gift from related party	74.0	-
- Other	(2.8)	-

4. RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	30 October 2004 £m	1 November 2003 £m
Operating profit	98.7	27.4
Depreciation charges	20.3	22.4
Loss on disposal of fixed assets	(0.3)	0.3
Amortisation charges	0.5	0.6
Increase in stocks	(7.9)	(10.6)
Increase in debtors	(51.2)	(32.4)
Decrease in creditors	(21.7)	0.3
Increase/(decrease) in provisions	8.5	(3.4)
Net cash flow from operating activities	46.9	4.6

5. ANALYSIS OF CASH FLOW FOR HEADINGS NETTED IN THE COMBINED CASH FLOW STATEMENT

	30 October 2004 £m	1 November 2003 £m
Returns on investments and servicing of finance		
Interest received	0.9	0.4
Interest paid	(30.6)	(31.0)
	(29.7)	(30.6)
Taxation		
Tax paid	(6.3)	(1.9)
Tax received	2.2	2.3
	(4.1)	0.4
Capital expenditure and financial investment		
Purchase of fixed assets	(13.6)	(12.6)
Sale of fixed assets	6.8	3.4
	(6.8)	(9.2)
Acquisitions and disposals		
Sale of subsidiary undertaking	0.1	(0.1)
Net overdraft disposed of with subsidiary	-	0.4
	0.1	0.3
Financing		
Debt due within one year		
Repayment of short term borrowings	(0.1)	-
Repayment of secured loan	(85.8)	(12.3)
Capital element of finance leases	(0.3)	(0.2)
Debt due after one year		
Increase in long term borrowing	-	0.2
	(86.2)	(12.3)

6. ANALYSIS OF NET FUNDS

	1 May 2004 £m	Cash flow £m	Capitalised debt issuance costs £m	Other £m	30 October 2004 £m
Cash at bank	106.4	(79.8)	-	-	26.6
Debt due after one year	(521.4)	-	-	56.5	(464.9)
Amount owing by related parties	800.2	-	-	-	800.2
Amount owing to related parties	(22.7)	-	-	-	(22.7)
Debt due within one year	(46.0)	85.9	(1.7)	(56.5)	(18.3)
Finance leases	(3.1)	0.3	-	(0.1)	(2.9)
	313.4	6.4	(1.7)	(0.1)	318.0

3.4

RHM

RHM Foodbrands+ Ltd

Bondholder Investment Report

Results for the 1st Quarter to 31 July 2004

Results for period in line with management's expectations showing continuing progress and operating profits up 42.7% against weak comparable period.

- Sales of £290.0m up 3.1% reflecting higher bread prices, offset by reduced promotion led activity
- EBITDA of £25.0m up 17.4%
- Operating profit (prior to exceptional items and goodwill amortisation) of £14.7m up 42.7% with improved performance in all segments
- Margin of 5.1%, an improvement of 1.4 percentage points compared to last year
- Financial performance covenants exceeded : FCDSCR 1.5 – DSCR 1.7
- Subsequent to period end £74m gifted from Food Solutions to Foodbrands+, £73m bonds repaid, significantly increasing covenant headroom and financial flexibility

Commenting on the results, Ian McMahon, Group Chief Executive, said:

"Whilst the 1st quarter is seasonally the weakest quarter, it is encouraging that we have started the year in line with our plans and with all segments showing improvement. We are making good progress in the strategic and operational development of our business and are confident of ongoing progress as the year advances."

Enquiries:

RHM Limited
Andrew Allner – Group Finance Director 01628 478484
Jonathan Clarke – Director of Group Treasury 01628 478484

Financial Dynamics
Richard Mountain 0207 831 3113

Overview

The first quarter, which is seasonally the weakest quarter of the year, saw continued encouraging progress as our actions to improve operational performance yielded results in line with our plans.

Operating profit was £14.7m, up 42.7% against the weak corresponding period last year, with all segments showing improvement. We have seen continued profit improvement building on the momentum established last year.

We made further good progress in the strategic and operational development of our business, including:

- further strengthened our management capabilities with a number of new senior appointments
- built momentum in driving group procurement initiatives and delivered savings in line with target
- implemented the investment and rationalisation programme at our Cakes business, including the announcement of factory closures and repositioning of our brands
- established an Innovation Board tasked with driving a step change in new product development to increase excitement in our brands and to generate profitable top line growth and margin improvement
- completed the refinancing of Food Solutions and the consequent gifting of £74m cash to Foodbrands+ and subsequent to the period end, facilitating repayment of £73m bonds

We are confident of ongoing progress as the year advances.

Financial and Operational Review

Financial

Sales were up 3.1%, at £290.0m, compared to the same period last year. This increase reflected higher bread prices, offset by a planned reduction in less profitable promotion led activity and private label business.

EBITDA for the quarter improved 17.4% to £25.0m, with benefits from group procurement savings, other cost reduction measures and improved mix.

Operating profit (prior to exceptional items and goodwill amortisation) for the quarter improved 42.7% to £14.7m with improvement in all segments. Operating profit margin improved from 3.7% to 5.1%.

Net operating exceptional costs in the period were £14.1m compared to £2.9m in the comparable period. These included provision for redundancies and other costs at Cake of £12.3m and redundancy and other costs within Bread and Milling of £1.8m.

Free cash flow (prior to financing) was an outflow of £52.0m compared to an outflow of £65.3m in the comparable period. This reflected normal seasonal working capital movement.

Capital expenditure in the period was £7.3m (2003: £8.5m), offset by proceeds from sale of properties of £6.5m (2003: £0.2m). We continue to review further opportunities to dispose of surplus properties.

Pension costs in the period increased by £3m, equivalent to £9.8m for the full year. Pensions accounting is on a cash basis. We are discussing with the pension fund trustees a number of opportunities to reduce pension costs in future years.

The refinancing of Food Solutions was completed in August and the following table shows the sources and uses of funds in August.

Sources	£'m	Uses	£'m
Gift from Food Solutions	74	Repayment A2 notes	48
Proceeds from Cambridge Mill / Ayr	23	Repayment B2 notes	25
Other property disposals	6	Swap close out costs	1
		Working Capital purposes	29
	103		103

We remained well within facilities available during the period and the closing cash balance was £54.2m (including £23m on deposit for Cambridge and Ayr pending bond prepayment in August) compared to £7.8m at the comparable period last year. There were no Working Capital Facility drawdowns in the period.

Covenant performance improved compared to previous quarters with Debt Service coverage of 1.71x (min 1.25x) and Free Cash Flow to Debt Service at 1.49x (min 1.1x). The cash gift from Food Solutions will be reported as an exceptional cash receipt in Q2 and will significantly improve headroom under these covenants.

Operational

Bread and Milling

Bread volumes across the branded market remained soft during the quarter. However, against this background Hovis continued to hold share.

Sales for the quarter of £166.2m were ahead of last year by 7.4%. This performance was largely due to increased bread prices required to recover higher raw material input costs, most notably wheat.

Operating profit for the quarter increased from £5.4m in the same period last year to £8.3m. Key factors affecting this were procurement savings coming through, rationalisation benefits and other cost reduction measures.

It is too early to conclude on the current wheat harvest but in the UK the crop has been impacted by the weather and early signs are that quality will be poor.

European Frozen Bakery

The European Frozen Bakery market remains very competitive. Our focus has been on securing higher margin business and implementing cost savings to improve profitability.

Sales for the period were £33.3m, down 1.5% on the same period last year. However, operating profit increased 45.5% to £1.6m as the benefit of cost saving measures came through.

Cake

The results of our cake business reflected the early stages of our major investment and rationalisation plan to significantly improve performance.

Key actions undertaken in the period aimed at improving results in subsequent quarters included:

- Eastleigh factory closure and Moreton factory rationalisation announced
- repositioning our leading brands, including pricing and reduction in promotional activity
- launch of new product range under the Cadbury's brand name

Against this background sales, at £51.0m, were down 2.1% compared to the same period last year. This performance largely reflected the reduction in promotional activity and phasing of price increases.

The operating loss for the period was £1.2m, reduced from £1.6m in the same period last year. Losses in the first quarter reflected the low seasonal volumes and operational gearing.

Our plans are on track and we are confident of significantly improved results in the future.

Grocery

The markets in which we compete have experienced the normal seasonal trends with many of our products more suited to colder seasons of the year.

Sales at £43.9m were 3.1% below the same period last year. Within this our core branded product sales were flat with the overall reduction due to the loss of own label business and lower promotional spend.

Operating profit at £6.0m was up 11.1% on the same period last year, reflecting improved mix and cost reduction actions.

We have recently relaunched the Sharwoods brand with new packaging and products and are encouraged by the initial trade response and new listings obtained.

RHM Foodbrands+ Ltd

Bondholder Investor Report - Results for Quarter to 31 July 2004

1. Financial Highlights

£ million	Quarter to 31/07/2004 13 weeks	Quarter to 02/08/2003 As restated 13 weeks	Changes %
SALES			
Milling & Bread	166.2	154.7	7.4%
European Frozen Bakery	33.3	33.8	(1.5%)
Cake	51.0	52.1	(2.1%)
Grocery	43.9	45.3	(3.1%)
Inter-Segmental Elimination	(4.4)	(4.5)	(2.2%)
Total	290.0	281.4	3.1%
EBITDA	25.0	21.3	17.4%
EBITDA Margin %	8.6%	7.6%	13.9%
Operating Profit (before operating exceptional items/ goodwill)			
Milling & Bread	8.3	5.4	53.7%
European Frozen Bakery	1.6	1.1	45.5%
Cake	(1.2)	(1.6)	(25.0%)
Grocery	6.0	5.4	11.1%
Total	14.7	10.3	42.7%
Operating Profit Margin % (before operating exceptional items/ goodwill)			
Milling & Bread	5.0%	3.5%	1.5%
European Frozen Bakery	4.8%	3.3%	1.6%
Cake	(2.4%)	(3.1%)	0.7%
Grocery	13.7%	11.9%	1.7%
Total	5.1%	3.7%	1.4%
Other Information			
Net operating exceptional costs	14.1	2.9	
Goodwill amortisation	0.2	0.3	
Net interest Expense	14.8	15.5	
Capital Expenditure	7.3	8.5	
Cash (gross)	54.2	7.8	
Total Debt (inc W.Cap drawdown)	(579.1)	(612.8)	
Net Debt/(Funds)	(260.6)	(182.5)	
Net Working Capital	14.5	31.3	
Covenants			
FCDSCR (min 1.1)	1.5	1.3	
DSCR (min 1.25)	1.7	1.7	

COMBINED PROFIT AND LOSS ACCOUNT FOR THE THREE MONTHS ENDED 31 JULY 2004

	Note	31 July 2004 £m	2 August 2003 As restated £m
Turnover			
Continuing operations	2	290.0	281.4
Cost of sales		(192.6)	(188.7)
Gross profit		97.4	92.7
Distribution costs		(63.4)	(62.0)
Administrative expenses		(19.5)	(20.7)
Operating exceptional items		(14.1)	(2.9)
Operating profit	2,3	0.4	7.1
Profit on disposal of fixed assets		5.9	-
Loss on sale of subsidiary		-	(1.4)
Provision for loss on sale of subsidiary		-	1.7
		6.3	7.4
Interest receivable and similar income		0.7	0.3
Interest payable and similar charges		(15.5)	(15.8)
Loss on ordinary activities before taxation		(8.5)	(8.1)
Tax on loss on ordinary activities		(0.6)	(0.3)
Retained loss for the period		(9.1)	(8.4)

COMBINED CASH FLOW STATEMENT FOR THE THREE MONTHS ENDED 31 JULY 2004

	Note	31 July 2004 £m	2 August 2003 £m
Cash flow from operating activities	4	(49.9)	(55.5)
Returns on investment and servicing of finance	5	0.2	(0.3)
Taxation	5	(1.5)	(1.5)
Capital expenditure and financial investment	5	(0.8)	(8.3)
Acquisitions and disposals	5	-	0.3
Cash flow before use of liquid resources and financing		(52.0)	(65.3)
Financing	5	(0.2)	10.0
Change in cash in the period		(52.2)	(55.3)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS FOR THE THREE MONTHS ENDED 31 JULY 2004

	Note	31 July 2004 £m	2 August 2003 £m
Movement in cash in the period		(52.2)	(55.3)
Cash flow from change in debt and lease finance		0.2	(10.0)
Change in net funds resulting from cash flows		(52.0)	(65.3)
Adjustment for debt issuance costs		(0.8)	(0.3)
New finance leases		-	-
Movement in net funds in the period		(52.8)	(65.6)
Opening net funds	6	313.4	248.1
Closing net funds	6	260.6	182.5

COMBINED BALANCE SHEET AS AT 31 JULY 2004

	31 July 2004 £m	2 August 2003 As restated £m
Fixed assets		
Intangible fixed assets	17.1	21.4
Tangible fixed assets	291.2	324.3
Investments	0.4	0.4
	308.7	346.1
Current assets		
Stock	59.3	62.9
Debtors	180.9	217.5
Debtors: amounts due from related parties falling due after more than one year	801.2	801.5
Cash	54.2	7.8
	1,095.6	1,089.7
Creditors: amounts falling due within one year	(327.8)	(299.6)
Net current assets	767.8	790.1
Total assets less current liabilities	1,076.5	1,136.2
Creditors: amounts falling due after more than one year	(510.3)	(600.1)
Provisions for liabilities and charges		
Deferred taxation	(28.0)	(30.1)
Other provisions	(19.6)	(8.6)
Net assets	518.6	497.4
Capital and reserves		
Equity shareholders' funds	518.6	497.4

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS FOR THE THREE MONTHS ENDED 31 JULY 2004

	31 July 2004 £m	2 August 2003 £m
Loss for the financial period	(9.1)	(8.4)
Currency translation differences on foreign currency net investments	(0.4)	0.1
Net decrease in funds	(9.5)	(8.3)
Opening shareholders' funds	528.1	505.7
Closing shareholders' funds	518.6	497.4

STATEMENT OF CAPITALISATION AND INDEBTEDNESS AS AT 31 JULY 2004

	31 July 2004 £m	2 August 2003 £m
Capital and reserves		
Allotted, called-up and fully paid share capital	0.1	0.1
Share premium account	537.7	537.7
	537.8	537.8
Combined borrowings		
Due within one year		
Secured		
Finance leases	0.6	0.4
Loan notes	95.1	24.6
Working capital facility drawdown	-	10.0
Unsecured		
Bank loans	-	0.2
Other loans	0.2	0.2
Due after one year		
Secured		
Finance leases	2.4	1.2
Loan notes	480.2	575.4
Unsecured		
Other loans	0.6	0.8
Total third party debt	579.1	612.8
Amount due to related parties	22.7	22.7
Less: Unamortised debt issuance costs	(8.0)	(10.0)
Amounts due from related parties	(800.2)	(800.2)
Cash	(54.2)	(7.8)
Net Funds	(260.6)	(182.5)

NOTES TO THE FINANCIAL STATEMENTS

1. PRINCIPAL ACCOUNTING POLICIES

Basis of compilation

The accounts have been prepared by aggregating (without material adjustment other than the elimination of intra-group investments and significant intra-divisional transactions and balances within the group) the information contained in the financial reporting packages of the companies within the RHM Foodbrands+ group for the period ending on 31 July 2004.

The group has adopted new accounting policies from 2 May 2004. The comparatives for the period ended 2 August 2003 have been restated to reflect these new policies.

Basis of accounting

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain assets, and in accordance with applicable accounting standards.

Accounting period

The accounts are for the 13 weeks ended 31 July 2004. The comparative information presented is for the 13 weeks ended 2 August 2003.

Associated undertakings

Associated undertakings are those in which the group has a participating interest and over which it exerts significant influence. The group's share of the results of associated undertakings is included in the consolidated Profit and Loss Account and its interest in their net assets is included in investments in the consolidated Balance Sheet under the equity method of accounting.

Turnover

The turnover represents the invoiced value of goods despatched or services rendered to third parties, net of overrider and other sales related discounts and sales related taxes.

Goodwill

Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is capitalised. Amortisation is charged so as to write off the cost of goodwill over periods not exceeding 20 years, in line with the directors' view of their useful economic lives.

Fixed assets & depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation. Depreciation is calculated so as to write off the cost or valuation of an asset, less its estimated residual value, on a straight line basis over the useful economic life of that asset as follows:

Computer equipment	Three to seven years
Motor vehicles	Two to six years
Plant and machinery	Two to twenty years
Fixtures and fittings	Two to fifteen years
Short leasehold land and buildings	Length of lease
Freehold and long leasehold land and buildings	Ten to fifty years

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Fixed assets & depreciation (continued)

Freehold land is not depreciated. Interest on borrowings for fixed assets is not capitalised and is taken to the Profit and Loss Account.

Revaluation of properties

The group has taken advantage of the transitional provisions of FRS 15 'Tangible Fixed Assets' and retained the book amounts of certain freehold properties which were revalued prior to the implementation of that standard. The properties were revalued in 1978 and 1980 and the valuations have not subsequently been updated.

Stocks and work in progress

Stocks are stated at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items. Cost includes an appropriate proportion of production overheads.

Work in progress is stated on the basis of direct costs plus attributable overheads based on a normal level of activity. Provision is made for any foreseeable losses where appropriate. No element of profit is included in the valuation of work in progress.

Finance lease agreements

Where the group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated in accordance with the above depreciation policies. Future instalments under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the Profit and Loss Account on a straight line basis, and the capital element which reduces the outstanding obligation for future instalments.

Operating lease agreements

Rentals applicable to operating leases, where substantially all of the risks and rewards of ownership remain with the lessor, are charged against profits on a straight line basis over the period of the lease.

Taxation

The tax charge is based upon the result of the period and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes.

Provision is made for deferred taxation using the full provision approach and is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is in any case not recognised.

Deferred tax is not recognised on unremitted earnings of overseas subsidiaries, associates or joint ventures unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Taxation (continued)

Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is deemed more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Foreign currencies

Transactions in foreign currency are translated into sterling at the rates of exchange ruling at date of the transaction. Exchange differences (on transactions) are taken to the Profit and Loss Account.

The results of subsidiary undertakings are translated at the average rate for the period. The assets and liabilities of such undertakings are translated at the period end exchange rates. Any resulting differences are taken to reserves and reported in the Statement of Total Recognised Gains and Losses.

Research and development

Expenditure on research and development is written off in the period in which it is incurred.

Government grants

Government grants relating to tangible fixed assets are treated as deferred income and credited to the Profit and Loss Account in equal instalments over the anticipated lives of the assets to which the grants relate. Other grants are credited to the Profit and Loss Account when they are received.

Pension costs

The RHM Foodbrands+ Limited group is a member of the defined benefit scheme operated by RHM Group One Limited. RHM Group One Limited has adopted FRS 17. However, it is not possible for the RHM Foodbrands+ Limited group to identify separately its share of the underlying assets and liabilities of the scheme. The pension charge reflects the employer's cash contribution rate incurred by each subsidiary, which may be varied in the future as a result of the overall surplus or deficit of the RHM Group One Ltd scheme.

Treasury policies and management

The financing and liquidity of the group is managed centrally. The group's treasury policies seek to ensure that adequate financial resources are available for the development of the group's businesses, whilst managing currency, key commodity and interest rate risks.

Derivatives and financial instruments

The group uses derivative financial instruments to manage its exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates. Derivative instruments used by the group include interest rate swaps, forward currency contracts and forward purchase agreements. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract. Forward currency contracts and forward purchase agreements are accounted for as hedges, with the instruments' impact on profit deferred until the underlying transaction is recognised in the Profit and Loss Account.

Financial risk management

Treasury systems have been implemented to ensure compliance with the group's financing arrangements. Liquidity risk is managed by a combination of medium and short term cash forecasting

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Financial risk management (continued)

processes, in order to monitor and ensure that the group is able to operate within the credit facilities available.

Issue costs

Issue costs incurred directly in connection with the issue of debt are capitalised in the balance sheet, reducing the initial carrying value of debt. These costs are released to the Profit and Loss Account over the term of the debt at a constant rate on the carrying amount.

2. SEGMENTAL ANALYSIS

Turnover and operating profit

	Turnover		Operating profit	
	31 July 2004 £m	2 August 2003 As restated £m	31 July 2004 £m	2 August 2003 As restated £m
By activity (third party sales only)				
Milling & Bread	163.2	151.8	6.5	2.5
European Frozen Bakery	33.3	33.7	1.5	0.9
Cakes	49.7	50.7	(13.5)	(1.6)
Branded Grocery	43.8	45.2	5.9	5.3
Total	290.0	281.4	0.4	7.1
By geographical origin				
United Kingdom	259.8	248.6	(1.1)	6.2
Rest of Europe	30.2	32.8	1.5	0.9
	290.0	281.4	0.4	7.1

Operating net assets

	31 July 2004 £m	2 August 2003 £m
By activity		
Milling & Bread	178.5	189.8
European Frozen Bakery	37.2	40.8
Cakes	46.6	69.0
Branded Grocery	43.4	56.0
Total	305.7	355.6
By geographical origin		
United Kingdom	290.8	338.2
Rest of Europe	14.9	14.9
	305.7	355.6
Operating net assets comprise:		
Tangible fixed assets	291.2	324.3
Stock	59.3	62.9
Debtors	180.3	218.2
Creditors: amounts falling due within one year	(204.6)	(240.3)
Creditors: amounts falling due after more than one year	(0.9)	(0.9)
Provisions	(19.6)	(8.6)
	305.7	355.6

2. SEGMENTAL ANALYSIS (continued)

Debtors exclude amounts owing by related parties falling due after more than one year. Creditors exclude loans and overdrafts, obligations under finance leases, accrued interest, amounts due to related parties falling due after more than one year and corporation tax.

The group's business segments are as follows:

Milling – comprises the activities associated with milling a range of flours and specialist baking ingredients for use by bread bakers and food processors, pre-packaged flour, suet and home baking products for consumers, and food technology services.

Bread – manufacture and supply to the food retail industry a wide range of branded and unbranded wrapped bread and morning goods, such as rolls, muffins, scones and pancakes.

European Frozen Bakery – producer of specialist premium quality breads and patisserie products in part-baked frozen form, for sale to retailers with in-store baking facilities.

Cakes – manufacture of a wide range of branded and unbranded pre-packaged cakes and sweet products, for supply to the food retail industry.

Branded Grocery – the manufacture and distribution to retailers in the UK and Ireland of a range of leading branded consumer grocery products in the gravymaker, stuffings mix, salt, Asian Cuisine, jam preserves and marmalade sectors.

3. OPERATING PROFIT

Operating profit is stated after charging:

	31 July 2004 £m	2 August 2003 £m
Amortisation of goodwill	0.2	0.3
Depreciation		
- Owned assets	10.1	10.7
- Finance leases	0.2	0.3
Operating exceptional items		
- Asset write down	-	0.3
- Rationalisation and redundancy	12.1	2.6
- Other	2.0	-

4. RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	31 July 2004 £m	2 August 2003 £m
Operating profit	0.4	7.1
Depreciation charges	10.3	11.3
Loss on disposal of fixed assets	-	0.1
Amortisation charges	0.2	0.3
Increase in stocks	(1.0)	(5.8)
Increase in debtors	(29.6)	(46.2)
Decrease in creditors	(38.9)	(20.3)
Increase/(decrease) in provisions	8.7	(2.0)
Net cash flow from operating activities	(49.9)	(55.5)

5. ANALYSIS OF CASH FLOW FOR HEADINGS NETTED IN THE COMBINED CASH FLOW STATEMENT

	31 July 2004 £m	2 August 2003 £m
Returns on investments and servicing of finance		
Interest received	0.7	0.3
Interest paid	(0.5)	(0.6)
	0.2	(0.3)
Taxation		
Tax paid	(3.7)	(1.5)
Tax received	2.2	-
	(1.5)	(1.5)
Capital expenditure and financial investment		
Purchase of fixed assets	(7.3)	(8.5)
Sale of fixed assets	6.5	0.2
	(0.8)	(8.3)
Acquisitions and disposals		
Net overdraft disposed of with subsidiary	-	0.3
	-	0.3
Financing		
Debt due within one year		
Decrease in short term borrowings	-	10.0
Repayment of secured loan	(0.1)	(0.1)
Capital element of finance leases	(0.1)	(0.1)
Debt due after one year		
Increase in long term borrowing	-	0.2
	(0.2)	10.0

6. ANALYSIS OF NET FUNDS

	1 May 2004 £m	Cash flow £m	Capitalised debt issuance costs £m	Other £m	31 July 2004 £m
Cash at bank	106.4	(52.2)	-	-	54.2
Debt due after one year	(521.4)	-	-	47.1	(474.3)
Amount owing by related parties	800.2	-	-	-	800.2
Amount owing to related parties	(22.7)	-	-	-	(22.7)
Debt due within one year	(46.0)	0.1	(0.8)	(47.1)	(93.8)
Finance leases	(3.1)	0.1	-	-	(3.0)
	313.4	(52.0)	(0.8)	-	260.6

RHM

RHM Foodbrands+ Ltd

Bondholder Investment Report

Results for the 4th Quarter to 1st May 2004

Results for period in-line with management's expectations, confirming ongoing improvement in performance - underway since Q2 - and enabling an increase in profit for the year.

- Sales* of £322.6m, up 7.4%. Full-year sales down 0.7% at £1,234.8m, up 1.1% on a like-for-like basis.
- EBITDA of £44.4m, up 17.8%. Full-year EBITDA up 1.8% at £141.1m and 5.1% up on a like-for-like basis.
- Operating Profit** of £33.3m, up 24.3%, and up 3.3% for the year at £97.7m (up 8.3% on a like-for-like basis) reflecting improved margin performance.
- Financial performance covenants met: FCDSCR 1.34, DSCR 1.71

Commenting on the results, Ian McMahon, Group Chief Executive, said:

"We have taken actions to strengthen our management team, improve the performance of our brands, increase customer focus, drive group procurement savings and enhance our operating efficiency. These measures have produced a significantly better financial performance in the second half of the year, secured an increase in profitability for the year as a whole and driven a strong cash performance. We are confident of further progress in the new financial year."

Enquiries:

RHM Limited **01628 478484**
Andrew Allner, Group Finance Director

College Hill **020 7457 2020**
Mark Garraway

Notes: [i] *The results for the period are on a continuing operations basis.*

[ii] *The 2003/04 financial year was a 52-week period, compared to the previous year of 53 weeks. In line with our usual accounting policy, the first quarter included 13 weeks of trading activity compared to 14 weeks in the prior year.*

[iii] *'Like-for-like' refers to adjusted comparable figures for the additional trading week in 2002.*

* *prior year comparatives for turnover take into account the effect of FRS5 Application Note G. This has no impact on operating profit.*
** *prior to operating exceptional items/goodwill amortization for continuing operations.*

Overview

The fourth quarter saw a continuing recovery in overall performance driven by a number of management actions.

Operating profit was £33.3m, up 24.3%, against the corresponding period last year. This positive and encouraging end to the year contrasts with the very poor start and is reflected in operating profit (from continuing operations) for the twelve months to 1 May 2004 of £97.7m, up 3.3% on the prior year.

Our key objectives over the last year have been to improve the operating performance of all our businesses. Progress has been achieved in the following areas:

- We have significantly strengthened our management capability and now have in place the organisational structure necessary to drive the business forward.

- Group procurement initiatives have been implemented and we are beginning to realise the benefits from these.

- We have strengthened the focus on the performance of our leading brands and have improved market share in a number of areas.

- We have had some success in passing on higher wheat and other input costs.

- We have announced a major investment programme of over £45m in our cakes business designed to reinforce our market- leading positions.

- Efficient management of our cash remains a key priority and, through a range of actions, we have delivered a strong cash performance and improved liquidity.

Following the very poor start to the year, these actions have had a significant beneficial impact on performance which, from the second quarter, has consistently improved leading to a satisfactory result for the year overall. We now have a more stable platform from which to deliver future profitable growth.

Looking forward to the new financial year, our key objective is to build on this platform. Our priorities are:

- To strengthen our management capabilities still further and establish a strong performance culture.

- To continue to build on the momentum already established in driving group procurement efficiency initiatives and to achieve significant year-on-year savings.

- To drive the implementation of the investment and rationalisation programme at our cakes business and to improve operating performance through strengthening our market-leading brands and new product development.

- To respond proactively to the challenges posed by customer consolidation, including the integration of Morrisons and Safeway.

We will continue to focus on improving the performance of our brands through new product development, increasing customer focus and executing a broad range of rationalisation projects to enhance profitability.

There continues to be significant opportunity to improve our performance. Results in the new financial year to date are ahead of the comparable period and we are confident of further overall progress in the year ahead.

Financial & Operational Review

Financial

Sales were up 7.4%, at £322.6m, compared to the same period last year, bringing the full-year figure to £1,234.8m compared to £1,243.6m last year. The slight decrease in annualised sales reflected our increasing focus on higher margin sales and the additional accounting week during the first quarter of last year. On a like-for-like basis, full-year sales were 1.1% higher.

EBITDA for the quarter improved 17.8% to £44.4m compared to £37.7m last year. Full-year EBITDA was £141.1m compared to £138.6m last year, up 1.8% and 5.1% better on a like-for-like basis.

Operating profits (prior to exceptional items and goodwill) for the quarter improved 24.3% to £33.3m compared to £26.8m last year, with overall margins of 10.3% achieved compared to 8.9% last year as a result of improved sales prices, a better sales mix and lower overheads in the quarter. Operating profit for the full-year was up 3.3% at £97.7m resulting in operating profit margins of 7.9%, an improvement of 0.3 percentage points. Like-for like operating profit was 8.3% ahead.

Factors affecting our year-on-year performance included higher costs associated with pensions, insurance and employers national insurance. Pensions accounting is on a cash contributions basis. Contributions for the year from May 2004 will increase by approximately £10m towards recovery of the main scheme deficit. We are actively reviewing a number of opportunities to reduce contributions in future years.

Total exceptional costs for the year were £6.5m compared to £29.6m last year. These included costs of £25.1m, of which £10.7m was non cash, offset by property disposal gains of £18.6m.

Efficient cash management was a key priority during the period and we remained well within the facilities available. Liquidity continued to be much improved due to lower capex and exceptional costs and ongoing improved working capital efficiencies compared to the prior year.

Free cash flow (prior to financing) for the full-year was an inflow of £68.5m, reflecting normal seasonal patterns. Working capital (stock, trade debtors and trade creditors) for the year was £44.8m compared to £44.1m last year. Working capital levels include some short-term benefits and are subject to customer pressure on terms. The closing cash balance was £106.4m, an improvement of £43.4m compared to last year.

The Working Capital Facility drawdown was nil (2003: nil). The 52-week average cleared net overdraft position in RHM Foodbrands+ reduced from £21.0m to £16.7m during the quarter (3 May 2003: £39.0m), compared to our financial covenant limit requirement of £45.0m.

Capital expenditure for the year was, as planned, substantially lower at £27.1m (2003: £57.3m). Going forward, our rate of capex will increase to levels broadly in-line with depreciation as we implement our growth programmes, particularly in the cake division.

The disposal of the vacant Cambridge Mill site and Ayr Bakery to RHM Property Limited, a newly created company within RHM that sits outside the securitised group, was completed during the quarter. The net cash consideration was £23m and gave rise to an exceptional profit of £15.5m. The net proceeds will be used to repay A2 notes totaling £23m on the next Note Interest Payment date on 31 August 2004.

Prior to the next redemption date in August, it is planned to make an equity gift of £70m by Food Solutions to Foodbrands+ of which £50m will be used to prepay notes and £20m will be for working capital purposes. This will be reported as an exceptional cash receipt in the accounts of Foodbrands+.

Net funds at the period end amounted to £313.4m. This includes a net amount of £777.5m due from related parties within the RHM group. These loans are only repayable after the final repayment date of the Food Solutions bank debt in October 2009. Net third party debt is £464.1m.

Covenant performance remains ahead of minimum requirements, with Debt Service Coverage of 1.71x (min. 1.25x) and Free Cash Flow to Debt Service at 1.34x (min 1.1x).

Operational

Bread and Milling

Whilst bread volumes across the branded market remained soft during the quarter, Hovis once again outperformed its competitors and also retained clear market leadership in the wrapped bread market.

Sales for the quarter increased 10.5% on the same period last year to £178.0m, bringing full-year sales to £664.9m compared to £652.7m last year. On a like-for-like basis, sales were 3.9% higher.

Against the backdrop of lower volumes, the increase in turnover during Q4 reflected the ongoing benefit of higher prices, to recover higher raw material input costs, most notably wheat.

Operating profit margins for the quarter, at 8.0%, were impacted by a combination of lower volumes and a one-off increase in corporate costs and provisions. Operating profit was £14.3m compared to £15.9m in Q4 last year. Full-year operating profit at £38.1m was down 3.3% on last year.

European Frozen Bakery

Sales for the quarter were 5.4% higher than last year at £33.4m with full-year sales £1.6m lower at £132.4m. However, like-for-like sales were broadly flat year-on-year.

The focus on securing higher margin contracts and cost savings in order to increase profitability continued to produce results. Operating profit rose to £2.3m, up from £1.6m in the same period last year, with net margins of 6.9% compared to 5.0% last year. Operating profit for the full-year of £6.3m compares to £5.6m last year.

Performance in the UK was partly driven by a major in-store bakery contract win with a leading customer. In Continental Europe, new product development facilitated significant export market gains as well as new supply business with a major French customer.

Cake

As planned, the cake business saw a continuing overall improvement in profitability resulting from the change in business strategy towards higher margin branded sales, the successful introduction of a range of new products and strong Easter trading.

The result was a £6.0m operating profit for the quarter against a £1.6m loss in the corresponding period last year on sales down 2.5% to £58.8m over the same period. Margin for the quarter was 10.2% against a negative 2.7% last year.

The improved performance over the last two quarters has resulted in full-year operating profit up 10.6% at £9.4m (2003: £8.5m), on sales of £232.4m (2003: £253.1m). Sales on a like-for-like basis were down 6.4% at £248.4m. Operating profit margin for the year was 4.0 % against 3.4% in 2003.

The UK cake market overall returned to both volume and value growth during the year particularly at the premium end of the market. Against this background, we announced following the year-end a significant three-year investment programme in the cake business. Focused on further strengthening the cake division's market-leading position, the investment programme will be divided between increased marketing spend, the development of existing and new products and reducing operating costs through eliminating under-utilised capacity.

Grocery

The grocery division recorded strong sales benefiting from market share growth across all brands reflected a successful Easter campaign.

Sales, at £57.6m, were 4.5% up on the same period last year bringing full-year sales to £225.7, down 1.7% on 2003 and down 0.4% on a like-for-like basis.

Operating profit and profit margin for the quarter, however were slightly down at £10.7m against £10.9m and 18.6% against 19.8% respectively, due to a one-off increase in corporate costs and provisions.

Operating profit for the full-year was up 6.8% at £43.9m (2003: £41.1m) with operating profit margin up 1.6 percentage points at 19.5%.

A number of exciting product launches are planned for the Autumn following positive initial customer reaction.

RHM Foodbrands+ Ltd

Bondholder Investor Report - Results for Year Ended 1st May 2004

1. Financial Highlights

	Quarter to 01/05/2004	Quarter to 03/05/2003	Changes %	12 Months to 01/05/2004	12 Months to 03/05/2003	Changes %
£ million						
SALES						
Milling & Bread	178.0	161.1	10.5%	664.9	652.7	1.9%
European Frozen Bakery	33.4	31.7	5.4%	132.4	134.6	(1.6%)
Cake	58.8	60.3	(2.5%)	232.4	253.1	(8.2%)
Grocery	57.6	55.1	4.5%	225.7	229.7	(1.7%)
Inter-Segmental Elimination	(5.2)	(7.7)	(32.5%)	(20.6)	(26.5)	(22.3%)
Total	322.6	300.5	7.4%	1,234.8	1,243.6	(0.7%)
EBITDA	44.4	37.7	17.8%	141.1	138.6	1.8%
EBITDA Margin %	13.8%	12.5%	9.7%	11.4%	11.1%	2.5%
Operating Profit*						
Milling & Bread	14.3	15.9	(10.1%)	38.1	39.4	(3.3%)
European Frozen Bakery	2.3	1.6	43.8%	6.3	5.6	12.5%
Cake	6.0	(1.6)	475.0%	9.4	8.5	10.6%
Grocery	10.7	10.9	(1.8%)	43.9	41.1	6.8%
Total	33.3	26.8	24.3%	97.7	94.6	3.3%
Operating Profit Margin %*						
Milling & Bread	8.0%	9.9%	(1.8%)	5.7%	6.0%	(0.3%)
European Frozen Bakery	6.9%	5.0%	1.8%	4.8%	4.2%	0.6%
Cake	10.2%	(2.7%)	12.9%	4.0%	3.4%	0.7%
Grocery	18.6%	19.8%	(1.2%)	19.5%	17.9%	1.6%
Total	10.3%	8.9%	1.4%	7.9%	7.6%	0.3%
Other Information						
Net operating exceptional costs	0.0	16.4		6.5	26.8	
Goodwill amortisation	0.3	0.3		1.1	1.1	
Net interest Expense	15.3	16.0		61.9	66.1	
Capital Expenditure	8.5	7.9		27.1	57.3	
Cash (gross)				106.4	63.0	
Total Debt (inc W.Cap drawdown)				579.4	602.5	
Net Debt/(Funds)				(313.3)	(248.1)	
Net Working Capital				(44.8)	(44.1)	
Covenants						
FCFDSCR (min 1.1)				1.34	1.38	
DSCR (min 1.25)				1.71	1.77	

*(before operating exceptional items/ goodwill)

This report is intended solely for the use of RHM Foodbrands+ Ltd bondholders, and comments only on the activities of RHM Foodbrands+ Ltd. It does not seek to report on the activities of the RHM Group

The RHM Group is one of the UK's largest food companies. To reflect its core competencies in the marketing and supply of bakery products, brand marketing and customer relationship management, RHM is organised into four business divisions; Bread Bakeries, Consumer Brands: Centura, Consumer Brands: Manor Bakeries and Customer Solutions.

RHM Foodbrands+ Ltd is an indirect wholly owned subsidiary of RHM Group One Ltd and comprises approximately two thirds of its activities. RHM Foodbrands+ Ltd was formed in February 2001, from the corporate re-organisation of a number of companies in the RHM Group, for the purposes of raising finance through the issue of a range of Securitised Bonds. It operates in four business segments – Bread & Milling, European Frozen Bakery, Cake and Grocery Brands.

The enclosed financial information has been derived from the unaudited accounts for each of RHM Foodbrands+ Ltd and its subsidiaries ("RHM Foodbrands+") for the period to 1 May 2004 and the period to 3 May 2003. It has been prepared on the basis of aggregating (without material adjustment other than the elimination of intra-group investments and significant intra-divisional transactions and balances within RHM Foodbrands+) the information contained in the financial reporting packages of the RHM Foodbrands+ Group which will be incorporated into the statutory accounts of the RHM Group.

Disclaimer:

Except for historical information contained herein, there are matters discussed in this report that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ materially from such forward looking statements, refer to the company's Offering Circular dated 27th February 2001. RHM Group One Ltd, its subsidiaries and their directors, officers and employees accept no responsibility for this information nor any views expressed on the future prospects of the RHM Foodbrands+ Group, and neither RHM Group One Ltd, its subsidiaries and their directors, officers and employees recommend that it be used as the basis for making an investment decision.

4.

4.1

Released: 16/06/2005

Not for release or distribution or publication in whole or part in or into the United States, Canada, Japan or Australia

RHM Group One Limited, to be renamed RHM plc ("RHM" or the "Company"), announces its intention to proceed with an initial public offering of shares (the "Global Offer") and to be admitted to the Official List of the U.K. Listing Authority and to trading on the London Stock Exchange ("Admission").

Summary of RHM

- RHM's extensive portfolio of category leading brands, exceptional consumer penetration, turnover, scale of operations and technological expertise make it one of the U.K.'s leading food producers.

- RHM has manufacturing and distribution facilities throughout the U.K., employs over 16,000 people and owns some of the U.K.'s best known and leading food brand names, including:

  - Hovis and Granary bread
  - Mr. Kipling and Cadbury's [1] cakes
  - Bisto gravy
  - Sharwood's Asian sauces and accompaniments
  - Robertson's and Frank Cooper's preserves
  - McDougalls and Be-Ro home-baking products
  - Paxo stuffing mixes
  - Saxa salt

- Twelve of RHM's brands, which accounted for 77 per cent. of RHM's branded turnover in the year ended 30 April 2005, were number one in their respective product categories.

- RHM's products enjoy exceptionally high market penetration, with at least one of its branded products found in 98 per cent. of British households.

- 50 per cent. of RHM's turnover was generated from RHM's branded products in the year ended 30 April 2005, up from 48.5 per cent. in the year ended 3 May 2003.

Summary of RHM's Results for the Year Ended 30 April 2005

- RHM generated audited turnover of £1,527 million (year ended 1 May 2004: £1,517 million) on a continuing operations basis. Branded turnover rose 2.6 per cent., partly offset by a decline in lower margin own label business.

  [1] Under licence from Cadbury Schweppes plc until 30 January 2010, thereafter subject to renewal. Three years' notice is required to terminate the licence.

- RHM generated an audited operating profit before operating exceptional items and goodwill amortisation of £155 million (year ended 1 May 2004: £121 million), an increase of 28 per cent., on a continuing operations basis.

- Operating profit [2] margin increased from 8.0 per cent. to 10.1 per cent.

The significantly improved financial performance in the year ended 30 April 2005 demonstrates the

success of RHM's strategy to transform itself from a collection of substantially independently operated food companies into a more efficient, centrally coordinated and managed group.

During the year, RHM increased investment in advertising and new product development to drive future profitable, branded top line growth. The increase in branded turnover reflected price increases in key brands and the effect of new product launches.

In the year, RHM achieved £20 million of procurement savings, significant additional restructuring and rationalisation benefits and lower pension costs.

Appointment of Chairman

RHM also announces the appointment of Jan du Plessis as non-executive Chairman. He is also Chairman of British American Tobacco plc, a position that he has held since July of last year, prior to which he was, for many years, Group Finance Director of Richemont, the Swiss luxury goods group.

Summary of the Global Offer

- The Global Offer will comprise an institutional only offer of existing and new ordinary shares into the UK, US (under Rule 144A) and internationally.
- An IPO will position RHM for the next stage of its development as one of the UK's leading food producers, focused on profitable, branded top line growth.
- RHM intends to use the net proceeds received from the Global Offer and the funds available under the new unsecured bank facility to (i) make a contribution to the RHM Pension Scheme of £125 million and (ii) repay its securitised debt facility and associated expenses, as well as other debt financing put in place at the time of Doughty Hanson's purchase of RHM.
- RHM has agreed to pay £125 million into the RHM pension fund following Admission. Following this payment the pension fund deficit on a pro forma basis will be reduced to £125 million net of a deferred tax credit of £53 million.
- Pro forma net debt on Admission, after the payment of £125 million into the RHM pension fund, is expected to be reduced to £711 million, from £929 million at 30 April 2005.
- The effective interest rate on debt will be reduced from 9.5 per cent. to approximately 5.75 per cent.
- For the year ended April 2006 total dividends are expected to be not less than £55 million.
- Doughty Hanson, which acquired RHM in July 2000, intends to retain a significant shareholding in RHM post-IPO.
-

  [2] Defined as operating profit from continuing operations before operating exceptional items and goodwill amortisation

- Credit Suisse First Boston has been appointed as sole bookrunner and global co-ordinator for the Global Offer, and will act as sole sponsor for the proposed listing.
- The Global Offer is expected to be completed by the end of July.

- RHM will, on Admission, enter into a new unsecured bank facility underwritten by Credit Suisse First Boston and the Royal Bank of Scotland.

Commenting on today's announcement, Ian McMahon, Chief Executive Officer of RHM, said:

"Today's announcement that we intend to IPO represents a major milestone and is a logical next step in our strategy to transform RHM into the leading U.K. focused food company.

"The new management team has laid the foundations for sustained future growth in shareholder value by beginning to leverage RHM's outstanding brand portfolio and addressing the key issues facing the Company. RHM's strong financial performance demonstrates our success to date.

"We are confident of maintaining our momentum through the strength of our leading brands. Our strong cash generation is enabling us to re-invest for profitable, branded top line growth via increased investment in advertising and new product development.

"There are also substantial opportunities for self-help. We remain focused on delivering procurement and logistics synergies, leveraging best practice in areas such as brand management and making further progress in driving operational excellence."

Also commenting on today's announcement, Jan du Plessis, Chairman of RHM, said:

"I am pleased to have been asked to take on the Chairmanship of RHM and it is exciting for me to be part of its ongoing transformation. Ian McMahon has put in place a top class management team and I have every confidence that, with its new business model and a strong portfolio of category leading brands, RHM is well placed to become the leading UK- focused food company."

ENQUIRIES

RHM	see Financial Dynamics
Ian McMahon, Chief Executive	
Andrew Allner, Group Finance Director	
John McIvor, Director of Investor Relations and Industry Strategy	
Credit Suisse First Boston	+44 (0)20 7888 8888
George Maddison	
Hasnen Varawalla	
Richard Crawley	
Financial Dynamics	+44 (0)20 7269 7121
Andrew Lorenz	
Richard Mountain	
Sally Lewis	
Gainsborough Communications (for Doughty Hanson & Co)	+44 (0)20 7190 1704
Duncan Murray	+44 (0) 7976 952626

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

Download the full press release in PDF format.

4.2

Released: 26/04/2005

RHM Group announced today the sale of its Golden West Foods subsidiary as separate bakery and logistics businesses to US buyers for an undisclosed sum.

Philadelphia-based Keystone Foods LLC has acquired the logistics operations of Golden West Foods. East Balt Guenther Holdings Limited, a company jointly owned by Chicagobased East Balt Inc and Texas-based CH Guenther & Son Inc, has acquired Golden West's bakery businesses. The three companies are established worldwide suppliers to McDonald's, the primary customer of Golden West, which was consulted throughout the process and has approved the acquisitions.

The sale allows RHM to concentrate on its core competence of developing higher margin growth food businesses and brands, following a recent reorganisation into three focused business divisions. RHM announced in October that it was conducting a strategic review of Golden West.

Keystone Foods has bought the logistics division, which has annual turnover of £60m, and Golden West's administrative functions through a share acquisition. The 860 employees will continue to be employed in their normal capacity by Golden West Foods under existing terms and conditions.

Golden West's bakery division, which has annual turnover of £40m, was acquired by transferring the U.K. assets in the business into a new company, East Balt Guenther Bakery Limited. East Balt Guenther Bakery Limited and the Belgium operating Company of Golden West Foods were then purchased by East Balt Guenther Holdings Limited. The 265 employees in the U.K. bakery division will have the opportunity to transfer under TUPE (Transfer of Undertakings Protection of Employment) regulations and see their existing terms and conditions protected.

Ian McMahon, Chief Executive of RHM Group, said: "We are pleased to have found a successful exit for this part of our business. The deal will enable us to concentrate on our core strategy and leaves Golden West better positioned under new ownership to meet the requirements of McDonald's."

Peter Beresford, Chairman and CEO of McDonald's Restaurants Ltd, said: "Keystone and East Balt Guenther Holdings Ltd are established and trusted partners of the McDonald's worldwide system and we are looking forward to developing a strong and successful relationship with them in the UK."

Speaking on behalf of East Balt Guenther Bakery Limited, Dale W. Tremblay, President and Chief Executive Officer of C.H. Guenther & Son Inc., said: "Both East Balt and C.H. Guenther are pleased to expand our relationships with McDonald's and look forward to supporting McDonald's efforts to grow their European business."

ENDS

For further information:

Andrew Lorenz/Sally Lewis/Richard Mountain
Financial Dynamics
Tel: 0207 831 3113

About RHM

RHM is one of the largest food companies in the UK and Ireland, the home of famous brands such as Hovis, Mr Kipling, Sharwood's and Bisto. With annual sales of approximately £1,700m, the Group

employs around 17,000 employees at over 50 locations and is organised into three divisions: Bread Bakeries, Culinary Brands and Cakes & Customer Partnerships. RHM's purpose is to make better foods for a better life. This recognises that food is an important part of the fabric of life and that RHM will constantly seek to improve its products, making them better to eat, more convenient, healthier and more enjoyable for its consumers. For more information about RHM, please contact Amy Kitson or Louisa Hollins at 020 7269 7287 or rhm@fd.com.

4.3

Released: 21/04/2005

Manor Bakeries Limited has today exchanged contracts for the disposal of its 6.5 acre manufacturing site at Leigh Road, Eastleigh to a consortium of Dean & Dyball Developments Limited and automotive retailer Hendy Group.

It is understood that the purchasers intend to seek planning consent to develop a 'mixed use' scheme, offering a range of employment opportunities. This is likely to include an estate of industrial units in addition to a state-of-theart car dealership and workshop at the Leigh Road frontage of the site.

By agreement with the new owners, Manor Bakeries will continue to occupy the site until 30th April 2006. However, it is intended that manufacturing operations will cease before then, as part of the restructuring of its business announced in May 2004 and following extensive consultation with employee representatives. The company has been providing employees with professional job search assistance through an outplacement service.

Commenting on the transaction, Gary Saunders, Managing Director of Manor Bakeries said: "This is a deal that enables a smooth transfer of ownership, and fits with the guidance we were given by the local authority about the desired future use of the site. We understand that a range of new employment opportunities will be created by the proposed developments. Over the next 12 months, Manor Bakeries will continue to provide assistance to our employees as we scale down our operations."

The parent group of Manor Bakeries, RHM Ltd, continues to employ several hundred people at various sites in South Hampshire, including the British Bakeries bread factory at Toynbee Road, Eastleigh; a Manor Bakeries administrative and technical support centre at Southampton Road, Eastleigh; and the Rank Hovis flour mill at Western Dock, Southampton.

Paul Hendy, group managing director of Hendy Group said: "We are delighted to have been able to secure the Manor Bakeries site, although our plans are still in the very early stages of development. We do not anticipate opening our new facilities until 2007. We remain committed to continuing our investment in facilities and in offering valuable employment in the region, together with unrivalled levels of service to our customers."

Dean and Dyball Developments Director, Bryan Taylor, said: "The Manor Bakeries site provides an exciting opportunity for us that will see our commercial development activity continue in our stronghold along the south coast. There was tremendous interest among bidders for the site and I am thrilled we were able to acquire it on behalf of Dean and Dyball and the Hendy Group."

The Leigh Road site was originally a bread factory, first opened as Price's Bakery in 1937. Production of the first Mr Kipling cake products began in 1968, whilst bread production ceased in 1978. The Manor Bakeries production lines currently located at Leigh Road, Eastleigh are being progressively transferred to the company's largest bakery at Carlton, near Barnsley.

Dean and Dyball Developments is part of the £200m Dean and Dyball group of companies based at Ringwood in Hampshire. The civil engineering and building expertise of sister company Dean and Dyball Construction will be drafted in to redevelop the site when it is vacated in 2006.

Hendy Group, which celebrated its 100th anniversary in 1998, is one of the largest motoring groups in the south of England, employing in excess of 900 people from 30 sites. Plans will now be drawn up to maximise the potential at the Manor Bakeries site and the Hendy Group will also be looking to dispose of its current Chandler's Ford site on Bournemouth Road in due course.

Manor Bakeries has been advised on the property aspects of the transaction by CB Richard Ellis Limited. Dean and Dyball was advised by Holley Blake and Hendy Group by Young & Butt.

Ends

Media enquiries

For Manor Bakeries:
Jon Aarons or Mark Thompson
Financial Dynamics
Tel: 020 7269 7287
Email: rhm@fd.com

For Dean & Dyball:
Kate Cusack
Tel: 01425 898812
Email: katecusack@deandyball.co.uk

For Hendy Group:
Alyson Marlow
Leepeckgreenfield
Tel: 023 8076 9988
Email: Alyson@lpgf.com

About RHM

RHM is one of the largest food companies in the UK and Ireland, the home of famous brands such as Hovis, Mr Kipling, Sharwood's and Bisto. With annual sales of approximately £1,700m, the Group employs around 18,000 employees at some 60 locations and is organised into three divisions: Cakes & Customer Partnerships, Bread Bakeries and Culinary Brands. RHM's purpose is to make better foods for a better life. This recognises that food is an important part of the fabric of life and that RHM will constantly improve its products, making them better to eat, more convenient, more healthy and most importantly, more enjoyable for our consumers. For more information about RHM, please contact Amy Kitson or Louisa Hollins at 020 7269 7287 or rhm@fd.com.

Released: 04/03/2005

RHM announces that it is reorganising the group into three business units. Under the leadership of Ian McMahon, RHM chief executive, the three business units will be: Cakes & Customer Partnerships, Culinary Brands and Bread Bakeries.

The organisation, which takes effect on April 4, replaces the present structure of four business groupings. The streamlined structure will absorb businesses comprising the existing Customer Solutions group.

Ian McMahon, RHM chief executive, said: "This reorganisation will support RHM's strategy for building its brands, customer and product opportunities.

"The simplified structure will help us to continue to build on our focus on profitable business performance, while unlocking further opportunities for brands, customers and product synergies."

A number of key appointments are announced as part of the reorganisation. Tim Kelly, currently Chief Operating Officer (COO) Customer Solutions, will become COO Cakes & Customer Partnerships, comprising Manor Bakeries and Avana – the Cakes business – along with RHM Frozen, RF Brookes, Ledbury, RHM Ireland and Charnwood.

Ginny Knox, currently COO Centura Foods, will become COO Culinary Brands, including the Centura brands, RHM Foodservice, Rombouts, and McDougalls. In order to capture synergies across RHM, Tim Kelly will have group-wide responsibility for Customer Strategy and Ginny Knox will hold similar responsibility for Marketing.

Miles Warnick will continue as COO Bread Bakeries and have group-wide responsibility for Manufacturing and Technology excellence.

Patrick Irving, currently COO Manor Bakeries, will remain on the RHM Executive, taking up new responsibilities as Executive Director Corporate, responsible for Corporate Governance and the Food Issues Group, until his chosen retirement date in December this year.

Enquiries:

Andrew Lorenz/Jon Aarons
Financial Dynamics
0207 831 3113

Notes to Editors:

<u>About RHM</u>
RHM is one of the largest food companies in the UK and Ireland, the home of famous brands such as Hovis, Mr Kipling, Sharwood's and Bisto. With annual sales of approximately £1,700m, the Group employs around 18,000 employees at some 60 locations and is organised into three divisions: Cakes & Customer Partnerships, Bread Bakeries and Culinary Brands. RHM's purpose is to make better foods for a better life. This recognises that food is an important part of the fabric of life and that RHM will constantly improve its products, making them better to eat, more convenient, more healthy and most importantly, more enjoyable for our consumers.

RHM

RHM to make significant investment in cakes business

RHM Limited ("RHM") announces that it is to invest over £45 million in Manor Bakeries ("Manor"), its cake producing business, over a three-year period to further strengthen the business's market-leading position.

Manor is the largest manufacturer in the growing £1 billion UK cake market, significantly ahead of its nearest rival, and produces some of the country's most recognised cake brands, including Mr Kipling and Cadbury's cakes.

Manor's scale and unique strengths - including its brands, market and consumer insights, technical know-how and manufacturing capabilities - will allow it to successfully grow the business and market share through a range of initiatives including a sustained investment in its market-leading brands.

Manor will significantly increase marketing investment behind the Mr Kipling and Cadbury brands. A major part of this investment will be the development of existing and new products to exploit the high-growth premium segment.

In addition to the significant increase in marketing investment, Manor's management is also taking action to reduce operating costs and eliminate under-utilised capacity. This will result in both an improvement in quality and an enhanced level of customer service.

It is proposed that the Eastleigh factory, near Southampton, will close by December 2005 and capacity at the Moreton factory will be reduced from four to two plants over the same period. Manor is also proposing to close its Stoke-based transport and garage operation.

Investment at the Carlton and Stoke factories, where production is to be increased, is expected to result in the creation of around 350 new jobs, bringing the net figure for headcount reduction to approximately 330.

The new investment will enhance Manor's reputation for innovation and further strengthen the company's market leading position.

Commenting on the new investment plans, Ian McMahon, Group Chief Executive of RHM, said:

"Manor is an important member of the RHM group. The actions we are announcing today are in line with our strategy of investing in key brands, introducing exciting new products and driving operational efficiency."

Patrick Irving, Chief Operating Officer of Manor, said:

"Our undoubted existing strengths, combined with this new investment and innovation, will further enhance Manor as the clear market leader in the growing cakes category."

19 May 2004

Enquiries:

College Hill	**Today:**	**01753 844700 / 844701**
	Thereafter:	**020 7457 2020**
Mark Garraway		07771 860938
Crawford Burden		07801 940410

NOTES TO RHM FOODBRANDS+ BONDHOLDERS

This investment will be funded from the operational cash generation of RHM Foodbrands+. In addition, RHM will be providing further funding to improve the financial position of RHM Foodbrands+ in order to provide increased flexibility and headroom to meet the financial obligations of RHM Foodbrands+.

NOTES TO EDITORS

RHM LIMITED

RHM Limited ("RHM" or "Company") is one of the largest food companies in the UK and markets its products under some of the best known brand names in the U.K. food market, including Hovis bread, Mr Kipling cakes, Sharwood's Asian sauces and accompaniments and Bisto gravy.

To reflect its core competencies in the marketing and supply of bakery products, brand marketing and customer relationship management, RHM has been recently reorganised into three business divisions:

Bread Bakeries
The Bread Bakeries division is one of the two largest plant bakers and flour millers in the U.K. Bread Bakeries produces an average of 16 million fresh wrapped loaves per week including leading brand names such as Hovis, Mother's Pride, Nimble and Granary.

Consumer Brands
The Consumer Brands division sells and markets a range of leading branded products in the retail grocery food sector. Its product portfolio consists of well-known U.K. brands such as Mr Kipling and Cadbury's cakes, Sharwood's Asian sauces, Bisto gravy, Paxo stuffing mixes, Saxa salt, Robertson's preserves, Frank Cooper and Golden Shred marmalade.

Customer Solutions
The Customer Solutions division principally provides customised solutions for key strategic partners, including Marks & Spencer, McDonald's and Pizza Hut, supplying chilled ready meals, cakes, desserts, preserves, burger buns and frozen pizza dough.

MANOR BAKERIES

Eastleigh
The Eastleigh Bakery was built in 1937 by the Price family becoming a dual-purpose manufacturing centre some four years later, making both bread and cakes. The site became focused again on cake production in 1978.

There are currently 423 permanent jobs at Eastleigh (341 full-time shop floor, 35 engineering, 47 administrative and management staff). There are also 49 central support staff in technical, engineering and IS services. The company will be consulting with them about transferring to an alternative location in the area.

Manor Bakeries will retain a presence in Eastleigh through its administrative office at Mitchell House, Southampton Road, where 62 employees are based (23 managers and 39 administrative).

Moreton
The Moreton Bakery was managed and operated by Premier Brands on behalf of Manor Bakeries after RHM acquired the Cadbury franchise for cake production in 1977. Manor Bakeries took direct control in 1998.

There are currently four production lines at Moreton. It is proposed that production from two of these will transfer to the bakery at Carlton, Yorkshire.

There are currently 558 permanent jobs at Moreton of which 238 (216 shop floor, 15 management and clerical and seven engineering staff) are expected to be made redundant.

Stoke
The closure of the transport and garage operation based at Stoke will result in the loss of 44 jobs. The Stoke bakery, which is not affected by the proposed closure of the transport operation, will see around 50 new job opportunities created. It opened in 1946 under the ownership of Birkett & Roberts, manufacturing bread and cakes. It was purchased by RHM in 1969 and in 1975 bread production was discontinued to allow the bakery to concentrate on producing cakes.

The bakery employs around 620 people. Significant investment has been made in the bakery in recent years, specifically in major refurbishment of production areas, including new stores and a new whole cake production facility.

Carlton
Manor Bakeries' site in Fish Dam Lane, Carlton, Barnsley, houses a purpose-built cake bakery, the largest in Europe. It currently has 13 manufacturing lines, producing an average of around 12 million cakes each week. With over 1,000 employees, Manor Bakeries is Barnsley's largest private employer.

Cake production began in 1975, when the bakery was commissioned, with fruit pies and Swiss rolls being the earliest products made there. Now a full range of cakes is produced under the Mr Kipling, Cadbury's, Lyons, Hales and Gateaux brand names.

It is anticipated that up to 300 new jobs will be created at Carlton as production capacity is increased.